     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 2012.
                                                           FILE NOS. 333-
                                                                       811-03859
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER

                          THE SECURITIES ACT OF 1933                         [X]


                            Pre-Effective Amendment No.                          [ ]

                            Post-Effective Amendment No.                         [ ]


                                     and/or

                             REGISTRATION STATEMENT
                                      UNDER

                      THE INVESTMENT COMPANY ACT OF 1940                     [X]


                                   Amendment No.                                 [ ]


                        (Check Appropriate Box or Boxes)

                                  ------------

                            VARIABLE SEPARATE ACCOUNT
                           (Exact Name of Registrant)


                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                               (Name of Depositor)


                              2727-A ALLEN PARKWAY,
                              HOUSTON, TEXAS 77019

              (Address of Depositor's Principal Offices) (Zip Code)


        Depositor's Telephone Number, including Area Code: (800) 871-2000




                               MANDA GHAFERI, ESQ.


                             AIG LIFE AND RETIREMENT


                            1999 AVENUE OF THE STARS

                       LOS ANGELES, CALIFORNIA 90067-6121
      (Name and Address of Agent for Service for Depositor and Registrant)


Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.


Title of Securities Being Registered: Units of interest in Variable Separate Account of American General Life Insurance Company under variable annuity contracts.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            VARIABLE SEPARATE ACCOUNT

                              CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
1.   Cover Page..............................   Cover Page
2.   Definitions.............................   Glossary
3.   Synopsis................................   Highlights; Fee Tables; Portfolio
                                                Expenses; Examples
4.   Condensed Financial Information.........   Appendix - Condensed Financial
                                                Information
5.   General Description of Registrant,
     Depositor and Portfolio Companies.......   The Polaris Platinum III Variable
                                                Annuity; Other Information
6.   Deductions..............................   Expenses
7.   General Description of Variable Annuity
     Contracts...............................   The Polaris Platinum III Variable
                                                Annuity; Purchasing a Polaris
                                                Platinum III Variable Annuity;
                                                Investment Options
8.   Annuity Period..........................   Annuity Income Options
9.   Death Benefit...........................   Death Benefits
10.  Purchases and Contract Value............   Purchasing a Variable Annuity
                                                Contract
11.  Redemptions.............................   Access To Your Money
12.  Taxes...................................   Taxes
13.  Legal Proceedings.......................   Legal Proceedings
14.  Table of Contents of Statement of
     Additional Information..................   Table of Contents of  Statement of
                                                Additional Information

                  PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
15.  Cover Page..............................   Cover Page
16.  Table of Contents.......................   Table of Contents
17.  General Information and History.........   The Polaris Platinum III Variable
                                                Annuity (P);
                                                Separate Account; General Account
                                                (P);
                                                Investment Options (P);
                                                Other Information (P)
18.  Services................................   Other Information (P)
19.  Purchase of Securities Being Offered....   Purchasing a Polaris Platinum III
                                                Variable Annuity (P)
20.  Underwriters............................   Distribution of Contracts
21.  Calculation of Performance Data.........   Performance Data
22.  Annuity Payments........................   Annuity Income Options (P);
                                                Income Payments; Annuity Unit Values
23.  Financial Statements....................   Depositor: Other Information (P);
                                                Financial Statements; Registrant:
                                                Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                             (POLARIS PLATINUM III)
                                   PROSPECTUS
                                 JANUARY 2, 2013

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                               issued by Depositor

                     AMERICAN GENERAL LIFE INSURANCE COMPANY

             in all states except in New York where it is issued by
        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               in connection with
                            VARIABLE SEPARATE ACCOUNT
                                       and
                          FS VARIABLE SEPARATE ACCOUNT


This variable annuity has several investment choices - Variable Portfolios (which are subaccounts of the separate account) and available Fixed Account options. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Underlying Funds are part of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust and SunAmerica Series Trust.


UNDERLYING FUNDS:                                                      MANAGED BY:
     Aggressive Growth                                                 Wells Capital Management Incorporated
     Alliance Growth                                                   AllianceBernstein L.P.
     American Funds Asset Allocation SAST                              Capital Research and Management
                                                                       Company(1)
     American Funds Global Growth SAST                                 Capital Research and Management
                                                                       Company(1)
     American Funds Growth-Income SAST                                 Capital Research and Management
                                                                       Company(1)
     American Funds Growth SAST                                        Capital Research and Management
                                                                       Company(1)
     Asset Allocation                                                  Edge Asset Management, Inc.
     Balanced                                                          J.P. Morgan Investment Management
                                                                       Inc.
     Blue Chip Growth                                                  SunAmerica Asset Management Corp.
     Capital Appreciation                                              Wellington Management Company, LLP
     Capital Growth                                                    OppenheimerFunds, Inc.
     Cash Management                                                   BofA Advisors, LLC
     Corporate Bond                                                    Federated Investment Management
                                                                       Company
     Davis Venture Value                                               Davis Selected Advisers, L.P.
     "Dogs" of Wall Street(2)                                          SunAmerica Asset Management Corp.
     Emerging Markets                                                  J.P. Morgan Investment Management
                                                                       Inc.(4)
     Equity Opportunities                                              OppenheimerFunds, Inc.
     Foreign Value                                                     Templeton Investment Counsel, LLC
     Franklin Income Securities Fund                                   Franklin Advisers, Inc.
     Franklin Templeton VIP Founding Funds Allocation Fund             Franklin Templeton Services, LLC(3)
     Fundamental Growth                                                Wells Capital Management Incorporated
     Global Bond                                                       Goldman Sachs Asset Management
                                                                       International
     Global Equities                                                   J.P. Morgan Investment Management
                                                                       Inc.
     Government and Quality Bond                                       Wellington Management Company, LLP
     Growth                                                            Wellington Management Company, LLP
     Growth-Income                                                     J.P. Morgan Investment Management
                                                                       Inc.
     Growth Opportunities                                              Invesco Advisers, Inc.
     High-Yield Bond                                                   PineBridge Investments LLC
     International Diversified Equities                                Morgan Stanley Investment Management
                                                                       Inc.
     International Growth and Income                                   Putnam Investment Management, LLC
     Invesco Van Kampen V.I. American Franchise Fund, Series II        Invesco Advisers, Inc.
       Shares
     Invesco Van Kampen V.I. Comstock Fund, Series II Shares           Invesco Advisers, Inc.
     Invesco Van Kampen V.I. Growth and Income Fund, Series II         Invesco Advisers, Inc.
       Shares
     Lord Abbett Growth and Income                                     Lord, Abbett & Co. LLC
     Managed Allocation Balanced                                       Ibbotson Associates, Inc.
     Managed Allocation Growth                                         Ibbotson Associates, Inc.
     Managed Allocation Moderate                                       Ibbotson Associates, Inc.
     Managed Allocation Moderate Growth                                Ibbotson Associates, Inc.
     Marsico Focused Growth                                            Marsico Capital Management, LLC
     MFS Massachusetts Investors Trust(2)                              Massachusetts Financial Services
                                                                       Company
     MFS Total Return                                                  Massachusetts Financial Services
                                                                       Company
     Mid-Cap Growth                                                    J.P. Morgan Investment Management
                                                                       Inc.





(Underlying Funds continued on next page)

UNDERLYING FUNDS:                            MANAGED BY:
     Natural Resources                       Wellington Management Company, LLP
     Protected Asset Allocation SAST         Capital Research and Management Company(1)
       Portfolio
     Real Estate                             Davis Selected Advisers, L.P.
     Real Return                             Wellington Management Company, LLP
     Small & Mid Cap Value                   AllianceBernstein L.P.
     Small Company Value                     Franklin Advisory Services, LLC
     SunAmerica Dynamic Allocation           SunAmerica Asset Management Corp. and AllianceBernstein L.P.
       Portfolio
     SunAmerica Dynamic Strategy Portfolio   SunAmerica Asset Management Corp. and AllianceBernstein L.P.
     Technology                              Columbia Management Investment Advisers, LLC
     Telecom Utility                         Massachusetts Financial Services Company
     Total Return Bond                       Pacific Investment Management Company LLC


(1) Capital Research and Management Company manages the corresponding Master Fund (defined below) in which the Underlying Fund invests. The investment adviser of the Feeder Funds is SAAMCo.

(2) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income. MFS Massachusetts Investors Trust is an equity fund seeking reasonable current income and long-term growth of capital and income.

(3) Franklin Templeton Services, LLC is the administrator of this Fund-of-Funds. Franklin Templeton Services, LLC may receive assistance from Franklin Advisers, Inc. in monitoring the Underlying Funds and the VIP Founding Fund's investment in the Underlying Funds.


(4) On or about January 14, 2013, the investment manager of the Emerging Markets Variable Portfolio will change from Putnam Investment Management, LLC to J.P. Morgan Investment Management Inc.


Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated January 2, 2013. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 445-7862 or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

VARIABLE ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


GLOSSARY...................................................................    3
HIGHLIGHTS.................................................................    4
FEE TABLE..................................................................    6
     Maximum Owner Transaction Expenses....................................    6
     Contract Maintenance Fee..............................................    6
     Separate Account Annual Expenses......................................    6
     Additional Optional Feature Fees......................................    6
     Optional SunAmerica Income Plus and SunAmerica Income Builder Fee.....    6
     Underlying Fund Expenses..............................................    6
MAXIMUM AND MINIMUM EXPENSE EXAMPLES.......................................    8
THE POLARIS PLATINUM III VARIABLE ANNUITY..................................    9
PURCHASING A POLARIS PLATINUM III VARIABLE ANNUITY.........................    9
     Allocation of Purchase Payments.......................................   10
     Accumulation Units....................................................   11
     Free Look.............................................................   11
     Exchange Offers.......................................................   12
     Important Information for Military Servicemembers.....................   12
INVESTMENT OPTIONS.........................................................   12
     Variable Portfolios...................................................   12
          AIM Variable Insurance Funds (Invesco Variable Insurance Funds)..   12
          Anchor Series Trust..............................................   13
          Franklin Templeton Variable Insurance Products Trust.............   13
          Lord Abbett Series Fund, Inc. ...................................   13
          Seasons Series Trust.............................................   13
          SunAmerica Series Trust..........................................   13
     Substitution, Addition or Deletion of Variable Portfolios.............   16
     Fixed Accounts........................................................   16
     Dollar Cost Averaging Fixed Accounts..................................   16
     Dollar Cost Averaging Program.........................................   17
     Polaris Portfolio Allocator Program...................................   17
     50%-50% Combination Model Program.....................................   19
     Transfers During the Accumulation Phase...............................   21
     Automatic Asset Rebalancing Program...................................   23
     Voting Rights.........................................................   23
ACCESS TO YOUR MONEY.......................................................   23
     Free Withdrawal Amount................................................   24
     Systematic Withdrawal Program.........................................   25
     Nursing Home Waiver...................................................   25
     Minimum Contract Value................................................   25
     Qualified Contract Owners.............................................   25
OPTIONAL LIVING BENEFITS...................................................   25
     SunAmerica Income Plus and SunAmerica Income Builder..................   28
ADDITIONAL IMPORTANT INFORMATION APPLICABLE TO ALL OPTIONAL LIVING
  BENEFITS.................................................................   34
DEATH BENEFITS.............................................................   37
     Beneficiary Continuation Programs.....................................   38
     Death Benefit Defined Terms...........................................   39
     Death Benefit Options.................................................   40
     Standard Death Benefit................................................   40
     Optional Maximum Anniversary Value Death Benefit......................   40
     Spousal Continuation..................................................   40
EXPENSES...................................................................   41
     Separate Account Expenses.............................................   41
     Withdrawal Charges....................................................   41
     Underlying Fund Expenses..............................................   42
     Contract Maintenance Fee..............................................   42
     Transfer Fee..........................................................   42
     Optional Living Benefit Fees..........................................   42
     Optional SunAmerica Income Plus and SunAmerica Income Builder Fee.....   43
     Optional Maximum Anniversary Value Death Benefit Fee..................   43
     Premium Tax...........................................................   43
     Income Taxes..........................................................   43
     Reduction or Elimination of Fees, Expenses, and Additional Amounts
            Credited.......................................................   43
PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT...................   43
ANNUITY INCOME OPTIONS.....................................................   45
     The Income Phase......................................................   45
     Annuity Income Options................................................   45
     Fixed or Variable Annuity Income Payments.............................   46
     Annuity Income Payments...............................................   46
     Transfers During the Income Phase.....................................   47
     Deferment of Payments.................................................   47
TAXES......................................................................   47
     Annuity Contracts in General..........................................   47
     Tax Treatment of Distributions - Non-Qualified Contracts..............   47
     Tax Treatment of Distributions - Qualified Contracts..................   48
     Required Minimum Distributions........................................   49
     Tax Treatment of Death Benefits.......................................   50
     Tax Treatment of Optional Living Benefits.............................   50
     Contracts Owned by a Trust or Corporation.............................   50
     Gifts, Pledges and/or Assignments of a Contract.......................   50
     Diversification and Investor Control..................................   50
OTHER INFORMATION..........................................................   51
     The Distributor.......................................................   51
     The Company...........................................................   51
     The Separate Account..................................................   52
     The General Account...................................................   53
     Financial Statements..................................................   53
     Administration........................................................   53
     Legal Proceedings.....................................................   54
     Registration Statements...............................................   54
CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION............................   54
APPENDIX A - CONDENSED FINANCIAL INFORMATION...............................  A-1
APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION.................  B-1
APPENDIX C - FORMULA FOR CALCULATING AND EXAMPLE OF THE SUNAMERICA INCOME
  PLUS AND SUNAMERICA INCOME BUILDER FEE...................................  C-1
APPENDIX D - OPTIONAL LIVING BENEFITS EXAMPLES.............................  D-1
APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY................  E-1
APPENDIX F - LIVING BENEFITS FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 12,
  2012.....................................................................  F-1
APPENDIX G - DEATH BENEFITS AND SPOUSAL CONTINUATION DEATH BENEFITS FOR
  CONTRACTS ISSUED PRIOR TO JANUARY 23, 2012...............................  G-1
APPENDIX H - FREE WITHDRAWAL AMOUNT AND WITHDRAWAL CHARGE SCHEDULE FOR
  CONTRACTS ISSUED PRIOR TO JULY 18, 2011..................................  H-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.

ANNUITY DATE - The date you select on which annuity income payments begin.

ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY - The person you designate to receive any benefits under the contract if you or in the case of a non-natural Owner, the Annuitant dies. If your contract is jointly owned, you and the joint Owner are each other's primary Beneficiary.


COMPANY - Refers to American General Life Insurance Company ("AGL") or The United States Life Insurance Company in the City of New York ("US Life") for contracts issued in New York only, the insurer that issues this contract. The term "we," "us" and "our" are also used to identify the issuing Company.


CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.

FEEDER FUNDS - Each Feeder Fund invests exclusively in shares of a corresponding Master Fund. American Funds Global Growth SAST, American Funds Growth SAST, American Funds Growth-Income SAST, and American Funds Asset Allocation SAST Variable Portfolios.

FIXED ACCOUNT - An account, if available, in which you may invest money and earn a fixed rate of return. Fixed Accounts are obligations of the General Account.

FUND-OF-FUNDS - An Underlying Fund that pursues its investment goal by investing its assets in a combination of other Underlying Funds. Expenses for a Fund-of-Funds may be higher than that for other funds because a Fund-of-Funds bears its own expenses and indirectly bears its proportionate share of expenses of the Underlying Funds in which it invests. As a result, you will pay higher fees and expenses under the Fund-of-Funds structure than if you invested directly in each of the Underlying Funds held in the Fund-of-Funds structure.

GOOD ORDER - Fully and accurately completed forms, including any necessary supplementary documentation, applicable to any given transaction or request received by us.

INCOME PHASE - The period upon annuitization during which we make annuity income payments to you.

INSURABLE INTEREST - Evidence that the Owner(s), Annuitant(s) or Beneficiary(ies) will suffer a financial loss at the death of the life that triggers the death benefit. Generally, we consider an interest insurable if a familial relationship and/or an economic interest exists. A familial relationship generally includes those persons related by blood or by law. An economic interest exists when the Owner has a lawful and substantial economic interest in having the life, health or bodily safety of the insured life preserved.

LATEST ANNUITY DATE - The first business day of the month following your 95th birthday.

MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.

MASTER FUNDS - Funds of the American Funds Insurance Series in which the Feeder Funds invest.

NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

NYSE - New York Stock Exchange

OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.

PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.

SECURE VALUE ACCOUNT - A Fixed Account, available only with election of certain living benefits, to which we allocate a percentage of every Purchase Payment and Continuation Contribution.

SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account consists of Variable Portfolios or subaccounts, each investing in shares of the Underlying Funds.

TRUSTS - Collectively refers to the AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust, and SunAmerica Series Trust.

UNDERLYING FUNDS - The underlying investment portfolios of the Trusts in which the Variable Portfolios invest.

VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Variable Portfolio, which is a subaccount of the Separate Account, invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   HIGHLIGHTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Polaris Platinum III Variable Annuity is a contract between you and the Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts, if available. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.

FREE LOOK: You may cancel your contract within 10 days after receiving it (or whatever longer period is required in your state), and not be charged a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payments. We will return your original Purchase Payments if required by law. PLEASE SEE FREE LOOK IN THE PROSPECTUS.

EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $50 contract maintenance fee from your contract, which may be waived if contract value is $75,000 or more. We also deduct separate account charges which equal 1.30% annually of the average daily value of your contract allocated to the Variable Portfolios. If you elect certain optional features, we may charge additional fees. Your contract provides for a free withdrawal amount each year. A separate withdrawal charge schedule applies to each Purchase Payment. After a Purchase Payment has been in the contract for 7 complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. There are investment management fees and other expenses of the Underlying Funds on amounts invested in the Variable Portfolios including 12b-1 fees of up to 0.25%. PLEASE SEE THE FEE TABLE, PURCHASING A POLARIS PLATINUM III VARIABLE ANNUITY, FREE WITHDRAWAL AMOUNT AND EXPENSES IN THE PROSPECTUS.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Annuity income payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

OPTIONAL LIVING BENEFITS: You may elect one of the optional living benefits available under your contract for an additional fee. These living benefits are designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. These benefits can provide a guaranteed income stream during the Accumulation Phase that may last as long as you live. Electing an optional living benefit will require you to invest in accordance with certain investment requirements. Investing within these requirements may potentially limit the performance of your investment and may also reduce the likelihood that you will need to rely on the protection offered by these benefits.

You should consider the impact of Excess Withdrawals on the Living Benefit you elect. Withdrawals in excess of the prescribed amount can have a detrimental impact on the guaranteed benefit. In addition, if an Excess Withdrawal reduces your contract value to zero, your contract will terminate and no further benefits are payable. PLEASE SEE OPTIONAL LIVING BENEFITS IN THE PROSPECTUS.

DEATH BENEFIT: A standard death benefit is available and in addition, an optional death benefit is available for an additional fee. These benefits are payable to your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you switch to the Income Phase, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.

INQUIRIES: If you have questions about your contract, call your financial representative or contact us at Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.

PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR STATE SPECIFIC INFORMATION.

THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE INFORMATION REGARDING HOW MONEY IS SHARED AMONG OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT ARE APPLICABLE TO THE CONTRACT AND WHEN YOU TRANSFER CONTRACT VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT. IF APPLICABLE, YOU MAY ALSO BE SUBJECT TO STATE PREMIUM TAXES.(1)

MAXIMUM OWNER TRANSACTION EXPENSES

MAXIMUM WITHDRAWAL CHARGES
  (AS A PERCENTAGE OF EACH PURCHASE
  PAYMENT)(2)...............................   8%


TRANSFER FEE

$25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.

CONTRACT MAINTENANCE FEE(3)................  $50


SEPARATE ACCOUNT ANNUAL EXPENSES
(deducted from the average daily ending net asset value allocated to the Variable Portfolios)

Separate Account Charge(4)...............   1.30%
Optional Maximum Anniversary Value Death
  Benefit Fee............................   0.25%
MAXIMUM SEPARATE ACCOUNT ANNUAL
  EXPENSES(5)............................   1.55%




ADDITIONAL OPTIONAL FEATURE FEES

You may elect one of the following optional living benefits SunAmerica Income Plus or SunAmerica Income Builder below, both of which are guaranteed minimum withdrawal benefits:

OPTIONAL SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER FEE
(calculated as a percentage of the Income Base)(6)

                                                 INITIAL               MAXIMUM
NUMBER OF COVERED PERSONS                    ANNUAL FEE RATE     ANNUAL FEE RATE(7)
-------------------------                 --------------------  --------------------
For One Covered Person..................          1.10%                 2.20%
For Two Covered Persons.................          1.35%                 2.70%


UNDERLYING FUND EXPENSES
(AS OF JANUARY 31, 2012)

THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES (INCLUDING MASTER FUND EXPENSES, IF APPLICABLE) CHARGED BY THE UNDERLYING FUNDS OF THE TRUSTS, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH OF THE TRUSTS. PLEASE READ THEM CAREFULLY BEFORE INVESTING.

TOTAL ANNUAL UNDERLYING FUND
EXPENSES(8)                         MINIMUM   MAXIMUM
----------------------------        -------   -------
(expenses that are deducted from
Trust assets, including
management fees, 12b-1 fees, if
applicable, and other expenses)..    0.72%     1.57%


FOOTNOTES TO THE FEE TABLE:

(1) STATE PREMIUM TAXES OF UP TO 3.5% OF YOUR PURCHASE PAYMENTS MAY BE DEDUCTED WHEN YOU MAKE A PURCHASE PAYMENT OR WHEN YOU FULLY SURRENDER YOUR CONTRACT OR BEGIN THE INCOME PHASE. PLEASE SEE PREMIUM TAX AND STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW.

(2) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 7 years as follows:

YEARS SINCE RECEIPT:..............................................   1    2    3    4    5    6    7    8+
                                                                     8%   7%   6%   5%   4%   3%   2%   0%


  If you purchased your contract prior to July 18, 2011, the Withdrawal Charge Schedule applicable to your contract is detailed in Appendix H.

  Your contract provides for a free withdrawal amount each year. PLEASE SEE FREE WITHDRAWAL AMOUNT BELOW.

(3) The contract maintenance fee is assessed annually and may be waived if contract value is $75,000 or more. If you purchased your contract prior to July 18, 2011, the contract maintenance fee is $35 and assessed annually, the fee may be waived if contract value is $50,000 or more.

(4) If you do not elect any optional features, your total separate account annual expenses would be 1.30%. If your Beneficiary elects to take the death benefit amount under the Extended Legacy Program, we will deduct an annual Separate Account Charge of 1.15% which is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios. PLEASE SEE EXTENDED LEGACY PROGRAM UNDER DEATH BENEFITS BELOW.

(5) If you purchased your contract prior to January 23, 2012, you may have elected the Combination HV & Roll-Up death benefit which is no longer available for election. If you elected the Combination HV & Roll-Up death benefit, your Maximum Separate Account Annual Expenses would be 1.95%. Please see Appendix G for details regarding this death benefit.


(6) The fee is calculated as a percentage of the Income Base which determines the basis of the guaranteed benefit. The annual fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. For a complete description of how the Income Base is calculated, please see OPTIONAL LIVING BENEFITS below. If you purchased your contract prior to November 12, 2012, please see APPENDIX F for a description of the living benefit you may have elected.

(7) The Initial Annual Fee Rate is guaranteed not to change for the first Benefit Year. Subsequently, the fee rate may change quarterly subject to the parameters identified in the table below. Any fee adjustment is based on a non-discretionary formula tied to the change in the Volatility Index ("VIX(R)"), an index of market volatility reported by the Chicago Board Options Exchange. In general, as the average value of the VIX decreases or increases, your fee rate will decrease or increase accordingly, subject to the maximums identified in the Fee Table and the minimums described below. PLEASE SEE APPENDIX C -- FORMULA FOR CALCULATING AND EXAMPLE OF THE SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER FEE BELOW.


    Due to the investment requirements associated with the election of a living benefit, a portion of your assets may be invested in the SunAmerica Dynamic Allocation Portfolio, SunAmerica Dynamic Strategy Portfolio or Protected Asset Allocation SAST Portfolio. The SunAmerica Dynamic Allocation Portfolio, SunAmerica Dynamic Strategy Portfolio and Protected Asset Allocation SAST Portfolio utilize an investment strategy that is intended, in part, to maintain a relatively stable exposure to equity market volatility over time. Accordingly, when the market is in a prolonged state of higher volatility, your fee rate may be increased due to VIX indexing and the SunAmerica Dynamic Allocation Portfolio, SunAmerica Dynamic Strategy Portfolio and Protected Asset Allocation SAST Portfolio may decrease its exposure to equity markets, thereby reducing the likelihood that you will achieve a higher Anniversary Value. Additionally, the increased fee will continue to be applied against your fixed and separate account assets and the SunAmerica Dynamic Allocation Portfolio, SunAmerica Dynamic Strategy Portfolio and Protected Asset Allocation SAST Portfolio. Conversely, when the market is in a prolonged state of lower volatility, your fee rate may be decreased and the SunAmerica Dynamic Allocation Portfolio, SunAmerica Dynamic Strategy and Protected Asset Allocation SAST Portfolio may increase its exposure to equity markets, providing you with the potential to achieve a higher Anniversary Value.


---------------------------------------------------------------------
                                                           MAXIMUM
                                                          ANNUALIZED
                                                           FEE RATE
                                                         DECREASE OR
                                              MINIMUM   INCREASE EACH
                                               ANNUAL      BENEFIT
 NUMBER OF COVERED PERSONS                    FEE RATE     QUARTER*
---------------------------------------------------------------------
---------------------------------------------------------------------
 One Covered Person                             0.60%      +/-0.25%
---------------------------------------------------------------------
 Two Covered Persons                            0.60%      +/-0.25%
---------------------------------------------------------------------



         * The fee rate can increase or decrease no more than 0.0625% each quarter (0.25%/ 4).

(8) The maximum expense is for an Underlying Fund of SunAmerica Series Trust, as of its fiscal year ended January 31, 2012. The minimum expense is for an Underlying Fund of Franklin Templeton Variable Insurance Products Trust as of its fiscal year ended December 31, 2011.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES
(assuming separate account annual expenses of 1.55% (including the optional Maximum Anniversary Value death benefit), the optional SunAmerica Income Plus feature (for the first year calculated at the initial annual fee rate of 1.35% and at the maximum annual fee rate of 2.70% for remaining years) and investment in an Underlying Fund with total expenses of 1.57%)

(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
$1,253     $2,222     $3,172     $5,558


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $453      $1,622     $2,772     $5,558




MINIMUM EXPENSE EXAMPLES
(assuming minimum separate account annual expenses of 1.30%, no election of optional features and investment in an Underlying Fund with total expenses of 0.72%)




(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
$1,010     $1,249     $1,514     $2,400


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $210       $649      $1,114     $2,400


EXPLANATION OF EXPENSE EXAMPLES

1. The Maximum Expense Examples reflect the highest possible combination of charges. The purpose of the Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $75,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Expense Examples.

3. If you elected other optional features, your expenses would be lower than those shown in the Maximum Expense Examples. The Maximum Expense Examples assume that the Income Base, which is used to calculate the SunAmerica Income Plus fee, equals contract value, that no withdrawals are taken during the stated period, there are two Covered Persons and that the annual maximum fee rate of 2.70% has been reached after the first year.

4. If you elected optional features, you do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

CONDENSED FINANCIAL INFORMATION APPEARS IN THE CONDENSED FINANCIAL INFORMATION APPENDIX OF THIS PROSPECTUS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            THE POLARIS PLATINUM III
                                VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

When you purchase a variable annuity, a contract exists between you and the Company. You are the Owner of the contract. The contract provides several main benefits:

     - Optional Living Benefit: If you elect an optional living benefit, the Company guarantees to provide a guaranteed income stream, with additional benefits under the feature you elect, in the event your contract value declines due to unfavorable investment performance and withdrawals within the feature's parameters.

     - Death Benefit: If you die during the Accumulation Phase, the Company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - Tax Deferral: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you plan for your retirement. In the Accumulation phase, it can help you build assets on a tax-deferred basis. In the Income Phase, it can provide you with guaranteed income through annuity income payments. Alternatively, you may elect an optional living benefit that is designed to help you create a guaranteed income stream that may last as long as you live.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to an available Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, PLEASE SEE INVESTMENT OPTIONS BELOW.

As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. PLEASE SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period, PLEASE SEE FEE TABLE ABOVE. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        PURCHASING A POLARIS PLATINUM III
                                VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-Qualified for tax purposes. FOR FURTHER EXPLANATION, PLEASE SEE TAXES BELOW.

------------------------------------------------------------------------------
                                                                  MINIMUM
                                                                 AUTOMATIC
                                              MINIMUM           SUBSEQUENT
                      MINIMUM INITIAL       SUBSEQUENT           PURCHASE
                     PURCHASE PAYMENT    PURCHASE PAYMENT         PAYMENT
------------------------------------------------------------------------------
     Qualified            $4,000               $500                $100
------------------------------------------------------------------------------
   Non-Qualified          $10,000              $500                $100
------------------------------------------------------------------------------




Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.


We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept any Purchase Payment. Purchase Payments that would cause total Purchase Payments in all contracts issued by AGL and/or US Life to the same Owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. In addition, for any contracts that meet or exceed these dollar amount limitations, we further reserve the right to impose certain limitations on available living benefits under the contract. The terms creating any limit on the maximum death or living benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

NON-NATURAL OWNERSHIP

A trust, corporation or other non-natural entity may only purchase this contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected. FOR MORE INFORMATION ON NON-NATURAL OWNERSHIP, PLEASE SEE TAXES BELOW.

Various considerations may apply with respect to non-natural ownership of this contract including but not limited to estate planning, tax consequences and the propriety of this contract as an investment consistent with a non-natural Owner's organizational documentation. You should consult with your tax and/or legal advisor in connection with non-natural ownership of this contract.

MAXIMUM ISSUE AGE

We will not issue a contract to anyone age 86 or older on the contract issue date. We will not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. PLEASE SEE TAXES BELOW. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR SPECIFIC INFORMATION.

TERMINATION OF THE CONTRACT FOR MISSTATEMENT AND/OR FRAUD

The Company reserves the right to terminate the contract at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the contract.

JOINT OWNERSHIP

We allow this contract to be jointly owned. We require that the joint Owners be spouses except in states that allow non-spouses to be joint Owners. The age of the older Owner is used to determine the availability of most age driven benefits. The addition of a joint Owner after the contract has been issued is contingent upon prior review and approval by the Company.

Certain states require that the benefits and features of the contract be made available to domestic or civil union partners ("Domestic Partners") who qualify for treatment as, or are equal to, spouses under state law. Other states allow same-sex partners to marry ("Same-Sex Spouses"). There are also states that require us to issue the contract to non-spousal joint Owners. However, Domestic Partners, Same-Sex Spouses and non-spousal joint Owners who jointly own or are Beneficiaries of a contract should consult with their tax adviser and/or financial representative as they are not eligible for spousal continuation under the contract as allowed by the IRC. Therefore, the ability of Domestic Partners, Same-Sex Spouses and non-spousal joint Owners to fully benefit from certain benefits and features of the contract, such as optional living benefit(s), if applicable, that guarantee withdrawals over two lifetimes may be limited by the conflict between certain state and federal laws.

ASSIGNMENT OF THE CONTRACT/CHANGE OF OWNERSHIP

You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We will not be bound by any assignment until written notice is processed by us at our Annuity Service Center and you have received confirmation. We are not responsible for the validity, tax or other legal consequences of any assignment. An assignment will not affect any payments we may make or actions we may take before we receive notice of the assignment.

We reserve the right not to recognize any assignment if it changes the risk profile of the owner of the contract, as determined in our sole discretion, if no Insurable Interest exists or if not permitted by the Internal Revenue Code. PLEASE SEE THE STATEMENT OF ADDITIONAL INFORMATION FOR DETAILS ON THE TAX CONSEQUENCES OF AN ASSIGNMENT. You should consult a qualified tax adviser before assigning the contract.

ALLOCATION OF PURCHASE PAYMENTS

In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us. You assume any risk in market fluctuations if you submit your Purchase Payment directly to a broker-dealer that is not deemed our agent, should there be a delay in that broker-dealer delivering your Purchase Payment to us. Please check with your financial representative to determine if his/her broker-dealer has an agreement with the Company that deems the broker-dealer an agent of the Company.

An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two NYSE business days after the next NYSE business day. We allocate your initial Purchase Payment as of the date such Purchase Payment is priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within five NYSE business days, we will send your money back to you, or obtain your permission to keep your money until we get the information necessary to issue the contract.

Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next NYSE business day. We invest your subsequent Purchase Payments in the Variable Portfolios and available Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the Purchase Payment according to your allocation instructions on file. PLEASE SEE INVESTMENT OPTIONS BELOW.

Purchase Payments submitted by check can only be accepted by the Company at the Payment Centers at the following addresses:


American General Life Insurance Company
P.O. Box 100330
Pasadena, CA 91189-0330


US Life (New York contracts only)
P.O. Box 100357
Pasadena, CA 91189-0357

Purchase Payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.

Overnight deliveries of Purchase Payments can only be accepted at the following address:


American General Life Insurance Company
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0330


US Life (New York contracts only)
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0357

Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.

ACCUMULATION UNITS

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we process your Purchase Payment, as described under ALLOCATION OF PURCHASE PAYMENTS above, if before that day's Market Close, or on the next business day's unit value if we process your Purchase Payment after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

EXAMPLE:

We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

FREE LOOK

You may cancel your contract within ten days after receiving it. We call this a "free look." Your state may require a longer free look period. Please check your contract or with your financial representative. To cancel, you must mail the contract along with your written free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, generally we will refund to you the value of your contract on the day we receive your request in Good Order at the Annuity Service Center. Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look.

If your contract was issued either in a state requiring return of Purchase Payments or as an IRA, and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract on the day we receive your request in Good Order at the Annuity Service Center. With respect to these contracts, we reserve the right to invest your money in the Cash Management Variable Portfolio during the free look period. If we place your money in the Cash Management Variable Portfolio during the free look period, we will allocate your money according to your instructions at the end of the applicable free look period. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR INFORMATION ABOUT THE FREE LOOK PERIOD IN YOUR STATE.

EXCHANGE OFFERS

From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

IMPORTANT INFORMATION FOR MILITARY SERVICEMEMBERS

If you are an active duty full-time servicemember, and are considering the purchase of this contract, please read the following important information before investing. Subsidized life insurance is available to members of the Armed Forces from the Federal Government under the Servicemembers' Group Life Insurance program (also referred to as "SGLI"). More details may be obtained on-line at the following website: www.insurance.va.gov. This contract is not offered or provided by the Federal Government and the Federal Government has in no way sanctioned, recommended, or encouraged the sale of this contract. No entity has received any referral fee or incentive compensation in connection with the offer or sale of this contract, unless that entity has a selling agreement with the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               INVESTMENT OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

VARIABLE PORTFOLIOS

The Variable Portfolios invest in the Underlying Funds of the Trusts. Additional Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by the Company and other affiliated and unaffiliated insurance companies. Neither the Company nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The Trusts are monitored for potential conflicts. The Trusts may have other Underlying Funds, in addition to those listed here, that are not available for investment under this contract.


The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the investment adviser and/or subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners.

From time to time, certain Variable Portfolio names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Variable Portfolio's prior name.

You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

     AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) -- SERIES II SHARES

     Invesco Advisers, Inc. is the investment adviser to AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ("AVIF").

     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2 SHARES

     Franklin Advisers, Inc. is the investment adviser to Franklin Templeton Variable Insurance Products Trust ("FTVIPT").

     Franklin Templeton VIP Founding Funds Allocation Fund ("VIP Founding Funds") is structured as a Fund-of-Funds. The administrator for the VIP Founding Funds is Franklin Templeton Services, LLC. Franklin Templeton Services, LLC may receive assistance from Franklin Advisers, Inc. in monitoring the Underlying Funds and the VIP Founding Fund's investment in the Underlying Funds. Each Underlying Fund of the VIP Founding Funds has its own investment adviser.

     Please see the Franklin Templeton Variable Insurance Products prospectus for details.

     LORD ABBETT SERIES FUND, INC. - CLASS VC SHARES

     Lord, Abbett & Co. LLC is the investment adviser to Lord Abbett Series Fund, Inc. ("LASF").

     SAAMCO MANAGED TRUSTS

     We offer Underlying Funds of the Anchor Series Trust, Seasons Series Trust and SunAmerica Series Trust (the "SAAMCo Managed Trusts") at least in part because they are managed by SunAmerica Asset Management Corp. ("SAAMCo" or the "Adviser"), an affiliate of the Company. The Company and/or its affiliates may be subject to certain conflicts of interest as the Company may derive greater revenues from Variable Portfolios offered by a Trust managed by an affiliate than certain other available Variable Portfolios.

     ANCHOR SERIES TRUST - CLASS 3 SHARES

     SAAMCo is the investment adviser and various managers are the subadviser to Anchor Series Trust ("AST").

     SEASONS SERIES TRUST -- CLASS 3 SHARES

     The Managed Allocation Portfolios and Real Return Portfolio listed below are part of Seasons Series Trust ("SST"). SAAMCo manages this Trust and generally engages subadvisers to provide investment advice for the Underlying Funds.

     Each Managed Allocation Portfolio has a different investment goal and is structured as a Fund-of-Funds, investing its assets in a combination of Underlying Funds of the Seasons Series Trust.

     This approach allows the Managed Allocation Portfolios to offer professional asset management on two levels: 1) the fund management of each of the Underlying Funds of Seasons Series Trust in which the Managed Allocation Portfolio invests; and 2) the overlay portfolio management provided by Ibbotson.

     SUNAMERICA SERIES TRUST - CLASS 3 SHARES

     SAAMCo is the investment adviser and various managers are the subadvisers to SunAmerica Series Trust ("SAST").

          MASTER-FEEDER

          SAST also offers Master-Feeder funds. Capital Research and Management Company is the investment adviser of the Master Fund in which the Feeder Funds invest. SAAMCo is the investment adviser to the Feeder Funds.

          Unlike other Underlying Funds, the Feeder Funds do not buy individual securities directly. Rather, each Feeder Fund invests all of its investment assets in a corresponding Master Fund of American Funds Insurance Series ("AFIS"), which invests directly in individual securities.

          Under the Master-Feeder structure, you pay the fees and expenses of both the Feeder Fund and the Master Fund. As a result, you will pay higher fees and expenses under a Master-Feeder structure than if you invested in an Underlying Fund that invests directly in the same individual securities as the Master Fund. We offer other variable annuity contracts which include Variable Portfolios that invest directly in the Master Funds without investing through a Feeder Fund and they currently assess lower fees and expenses than the Master-Feeder Funds.

          Each Feeder Fund may withdraw all its assets from a Master Fund if the Board of Directors ("Board") of the Feeder Fund determines that it is in the best interest of the Feeder Fund and its shareholders to do so. If a Feeder Fund withdraws its assets from a Master Fund and the Board of the Feeder Fund approved SAAMCo as investment adviser to the Feeder Fund, SAAMCo would be fully compensated for its portfolio management services. PLEASE SEE THE SUNAMERICA SERIES TRUST PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION for more discussion of the Master-Feeder structure.

          SUNAMERICA DYNAMIC ALLOCATION PORTFOLIO AND SUNAMERICA DYNAMIC STRATEGY PORTFOLIO

          SAST also offers the SunAmerica Dynamic Allocation Portfolio (the "Dynamic Allocation Portfolio") and the SunAmerica Dynamic Strategy Portfolio ("Dynamic Strategy Portfolio"). SAAMCo is the investment adviser of the Dynamic Allocation Portfolio and Dynamic Strategy Portfolio. AllianceBernstein L.P. is the subadviser (the

          "Subadviser") of a component of each of the Dynamic Allocation Portfolio and Dynamic Strategy Portfolio. The Dynamic Allocation Portfolio and Dynamic Strategy Portfolio each invest part of their assets as a Fund-of-Funds that in turn invest in Underlying Portfolios of the SAAMCo Managed Trusts.

          The Dynamic Allocation Portfolio and Dynamic Strategy Portfolio each have an investment strategy that may serve to reduce the risk of investment losses that could require the Company to use its own assets to make payments in connection with certain guarantees under the contract. In addition, the Dynamic Allocation Portfolio and Dynamic Strategy Portfolio may enable the Company to more efficiently manage its financial risks associated with guarantees like the living and death benefits, due in part to a formula developed by the Company and provided by SAAMCo to the Subadviser. The formula used by the Subadviser may change over time based on proposals by the Company. Any changes to the formula proposed by the Company will be implemented only if they are approved by the investment adviser and the Portfolio's Board of Trustees, including a majority of the Independent Trustees. PLEASE SEE THE SUNAMERICA SERIES TRUST PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR DETAILS.



          PROTECTED ASSET ALLOCATION SAST PORTFOLIO



          The Protected Asset Allocation SAST Portfolio has an investment strategy that may serve to reduce the risk of investment losses that could require the Company to use its own assets to make payments in connection with certain guarantees under the contract. In addition, the Protected Asset Allocation SAST Portfolio may enable the Company to more efficiently manage its financial risks associated with guarantees, like the living and death benefits. PLEASE SEE THE PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION OF THE SUNAMERICA SERIES TRUST FEEDER FUND AND THE AMERICAN FUNDS INSURANCE SERIES MASTER FUND FOR DETAILS.


          CASH MANAGEMENT

          SAST also offers the Cash Management Variable Portfolio. During periods of low short-term interest rates, and in part due to contract fees and expenses, the investment return of the Cash Management Variable Portfolio may become extremely low and possibly negative. In the case of negative returns, your investment in the Cash Management Variable Portfolio will lose value.


           (PLEASE SEE NEXT PAGE FOR FULL LIST OF INVESTMENT OPTIONS)

UNDERLYING FUNDS                                   MANAGED BY:                                    TRUST  ASSET CLASS
----------------                                   -----------                                   ------  -----------
Aggressive Growth                                  Wells Capital Management Incorporated         SAST    STOCK
Alliance Growth                                    AllianceBernstein L.P.                        SAST    STOCK
American Funds Asset Allocation SAST               Capital Research and Management Company       SAST    BALANCED
American Funds Global Growth SAST                  Capital Research and Management Company       SAST    STOCK
American Funds Growth-Income SAST                  Capital Research and Management Company       SAST    STOCK
American Funds Growth SAST                         Capital Research and Management Company       SAST    STOCK
Asset Allocation                                   Edge Asset Management, Inc.                   AST     BALANCED
Balanced                                           J.P. Morgan Investment Management Inc.        SAST    BALANCED
Blue Chip Growth                                   SunAmerica Asset Management Corp.             SAST    STOCK
Capital Appreciation                               Wellington Management Company, LLP            AST     STOCK
Capital Growth                                     OppenheimerFunds, Inc.                        SAST    STOCK
Cash Management                                    BofA Advisors, LLC                            SAST    CASH
Corporate Bond                                     Federated Equity Management Company           SAST    BOND
Davis Venture Value                                Davis Selected Advisers, L.P.                 SAST    STOCK
"Dogs" of Wall Street                              SunAmerica Asset Management Corp.             SAST    STOCK
Emerging Markets                                   J.P. Morgan Investment Management Inc.        SAST    STOCK
Equity Opportunities                               OppenheimerFunds, Inc.                        SAST    STOCK
Foreign Value                                      Templeton Investment Counsel, LLC             SAST    STOCK
Franklin Income Securities Fund                    Franklin Advisers, Inc.                       FTVIPT  BALANCED
Franklin Templeton VIP Founding Funds Allocation   Franklin Templeton Services, LLC
  Fund                                                                                           FTVIPT  BALANCED
Fundamental Growth                                 Wells Capital Management Incorporated         SAST    STOCK
Global Bond                                        Goldman Sachs Asset Management International  SAST    BOND
Global Equities                                    J.P. Morgan Investment Management Inc.        SAST    STOCK
Government and Quality Bond                        Wellington Management Company, LLP            AST     BOND
Growth-Income                                      J.P. Morgan Investment Management Inc.        SAST    STOCK
Growth Opportunities                               Invesco Advisers, Inc.                        SAST    STOCK
Growth                                             Wellington Management Company, LLP            AST     STOCK
High-Yield Bond                                    PineBridge Investments LLC                    SAST    BOND
International Diversified Equities                 Morgan Stanley Investment Management Inc.     SAST    STOCK
International Growth and Income                    Putnam Investment Management, LLC             SAST    STOCK
Invesco Van Kampen V.I. American Franchise Fund,   Invesco Advisers, Inc.
  Series II Shares                                                                               AVIF    STOCK
Invesco Van Kampen V.I. Comstock Fund, Series II   Invesco Advisers, Inc.
  Shares                                                                                         AVIF    STOCK
Invesco Van Kampen V.I. Growth and Income Fund,    Invesco Advisers, Inc.
  Series II Shares                                                                               AVIF    STOCK
Lord Abbett Growth and Income                      Lord, Abbett & Co. LLC                        LASF    STOCK
Managed Allocation Balanced                        Ibbotson Associates, Inc.                     SST     BALANCED
Managed Allocation Growth                          Ibbotson Associates, Inc.                     SST     STOCK
Managed Allocation Moderate                        Ibbotson Associates, Inc.                     SST     BALANCED
Managed Allocation Moderate Growth                 Ibbotson Associates, Inc.                     SST     BALANCED
Marsico Focused Growth                             Marsico Capital Management, LLC               SAST    STOCK
MFS Massachusetts Investors Trust                  Massachusetts Financial Services Company      SAST    STOCK
MFS Total Return                                   Massachusetts Financial Services Company      SAST    BALANCED
Mid-Cap Growth                                     J.P. Morgan Investment Management Inc.        SAST    STOCK
Natural Resources                                  Wellington Management Company, LLP            AST     STOCK
Protected Asset Allocation SAST Portfolio          Capital Research and Management Company       SAST    BALANCED
Real Estate                                        Davis Selected Advisers, L.P.                 SAST    STOCK
Real Return                                        Wellington Management Company, LLP            SST     BOND
Small & Mid Cap Value                              AllianceBernstein L.P.                        SAST    STOCK
Small Company Value                                Franklin Advisory Services, LLC               SAST    STOCK
SunAmerica Dynamic Allocation Portfolio            SunAmerica Asset Management Corp. and
                                                     AllianceBernstein L.P.                      SAST    BALANCED
SunAmerica Dynamic Strategy Portfolio              SunAmerica Asset Management Corp. and
                                                     AllianceBernstein L.P.                      SAST    BALANCED
Technology                                         Columbia Management Investment Advisers, LLC  SAST    STOCK
Telecom Utility                                    Massachusetts Financial Services Company      SAST    STOCK
Total Return Bond                                  Pacific Investment Management Company LLC     SAST    BOND




YOU SHOULD READ THE PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS, INCLUDING EACH UNDERLYING FUND'S INVESTMENT OBJECTIVE AND RISK FACTORS. YOU MAY OBTAIN AN ADDITIONAL COPY OF THESE PROSPECTUSES FOR THE TRUSTS BY CALLING OUR ANNUITY SERVICE CENTER AT (800) 445-7862 OR BY VISITING OUR WEBSITE AT WWW.SUNAMERICA.COM. YOU MAY ALSO OBTAIN INFORMATION ABOUT THE UNDERLYING FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE U.S. SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS

We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, as amended, we may be required to obtain SEC approval or your approval.

FIXED ACCOUNTS

Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the guaranteed minimum interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts. Allocations to the Fixed Accounts, including the Secure Value Account, are obligations of the General Account. PLEASE SEE GENERAL ACCOUNT BELOW.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account, if available, or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.

We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.

If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to invest into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.

If you elect certain living benefits, a certain percentage of your investment is automatically allocated to the Secure Value Account. The Secure Value Account is only available with election of these Living Benefits and you may not reallocate your money from the Secure Value Account to another Fixed Account, if available, or to the Variable Portfolios when the guarantee period ends. PLEASE SEE "ARE THERE INVESTMENT REQUIREMENTS IF I ELECT A LIVING BENEFIT?" UNDER OPTIONAL LIVING BENEFITS.

DOLLAR COST AVERAGING FIXED ACCOUNTS

You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600, for the 12-month DCA Fixed Account ("1-Year DCA Fixed Account") is $1,200 and the 24-month DCA Fixed Account ("2-Year DCA Fixed Account") is $2,400. Purchase Payments less than these minimum amounts will automatically be allocated to available investment options according to your instructions or your current allocation instruction on file. The 6-month, 1-Year and 2-Year DCA Fixed Accounts may not be available in your state. Please check with your financial representative for availability.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. PLEASE SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to available investment options over certain specified time frames. The interest rates applicable to the DCA Fixed

Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to available investment options. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in available investment options at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, available Fixed Account or DCA Fixed Account ("source account") to any available investment options ("target account"). Fixed Accounts are not available as target accounts for the DCA program. Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.

We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or available Fixed Account into a DCA Fixed Account.

If you choose to allocate subsequent Purchase Payments to an active DCA program with an available Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply. Further, we will begin transferring that subsequent Purchase Payment into your target account allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).

You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

     EXAMPLE OF DCA PROGRAM:

     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

----------------------------------------------------------------
     MONTH        ACCUMULATION UNIT VALUE      UNITS PURCHASED
----------------------------------------------------------------

       1                  $ 7.50                     100
       2                  $ 5.00                     150
       3                  $10.00                      75
       4                  $ 7.50                     100
       5                  $ 5.00                     150
       6                  $ 7.50                     100
----------------------------------------------------------------


     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

POLARIS PORTFOLIO ALLOCATOR PROGRAM

PROGRAM DESCRIPTION

The Polaris Portfolio Allocator program may be offered to you at no additional cost to assist in diversifying your investment across various asset classes. The Polaris Portfolio Allocator program allows you to choose from one of the four Portfolio Allocator models designed to assist in meeting your stated investment goals. Each Portfolio Allocator model is comprised of a carefully selected combination of Variable Portfolios representing various asset classes. The models allocate among the various asset classes to attempt to match certain combinations of investors' investment time horizon and risk tolerance. Please consult your financial representative about investment in the Polaris Portfolio Allocator program.

ENROLLING IN THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

You may enroll in the Polaris Portfolio Allocator program by electing a Portfolio Allocator model when you purchase your variable annuity or if after contract issue, by contacting our Annuity Service Center. You and your financial representative should determine the model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a model by providing a written reallocation request, calling our Annuity Service Center or logging onto our website.

You may also choose to invest gradually into a Portfolio Allocator model through the DCA program. PLEASE SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE.

You may only invest in one Portfolio Allocator model at a time. Participation in this program requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in the same Portfolio Allocator model. If you attempt to split your investment in one or more Portfolio Allocator models, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. Additionally, if you invest in any Variable Portfolios in addition to investing in a Portfolio Allocator model, such an investment may no longer be consistent with the Portfolio Allocator model's intended objectives.

You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected Portfolio Allocator model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Portfolio Allocator model, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives and therefore, will effectively terminate your participation in the program. Withdrawals may be subject to a withdrawal charge. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

You can transfer 100% of your investment from one Portfolio Allocator model to another Portfolio Allocator model at any time; you will be transferred into the most current model available in your contract. As a result of a transfer, we will automatically update your allocation instructions on file with respect to subsequent Purchase Payments and DCA target allocation instructions, if applicable, and we will automatically update your Automatic Asset Rebalancing Program instructions to reflect your new investment. PLEASE SEE DOLLAR COST AVERAGING PROGRAM ABOVE AND AUTOMATIC ASSET REBALANCING PROGRAM BELOW.

A subsequent Purchase Payment will be invested in the same Portfolio Allocator model as your current investment unless we receive different instructions from you. You should consult with your financial representative to determine if you should update your allocation instructions, DCA target allocation instructions and/or Automatic Asset Rebalancing Program instructions on file when you make a subsequent Purchase Payment.

If you elect the SunAmerica Income Plus Income Option with Custom Allocation, 10% of your initial Purchase Payment and subsequent Purchase Payment(s) will be allocated to the Secure Value Account and the remaining 90% can be invested in a Portfolio Allocator model that complies with the investment requirements. Your Portfolio Allocator model will automatically be rebalanced quarterly if you elect this Living Benefit. You may not reallocate your money from the Secure Value Account to another Fixed Account, if available, or to the Variable Portfolios when the guarantee period ends. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

REBALANCING THE MODELS

You can elect to have your investment in the Portfolio Allocator models rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Portfolios of the model you selected. If you choose to make investments outside of a Portfolio Allocator model, only those Variable Portfolios within the Portfolio Allocator model you selected will be rebalanced. Investments in other Variable Portfolios not included in the Portfolio Allocator model cannot be rebalanced if you wish to maintain your current Portfolio Allocator model allocations.


Over time, the Portfolio Allocator model you select may no longer align with its original investment objective due to the effects of Variable Portfolio performance and changes in the Variable Portfolio's investment objectives. Therefore, if you do not elect to have your investment in the Portfolio Allocator model rebalanced at least annually, then your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. In addition, your investment goals, financial situation and risk tolerance may change over time. You should consult with your financial representative about how to keep your Portfolio Allocator model's allocations in line with your investment goals. Finally, changes in investment objectives or management of the Underlying Funds in the models may mean that, over time, the models no longer are consistent with their original investment goals.


IMPORTANT INFORMATION ABOUT THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

The Portfolio Allocator models are not intended as investment advice about investing in the Variable Portfolios, and we do not provide investment advice regarding whether a Portfolio Allocator model should be revised or whether it remains appropriate to invest in accordance with any particular Portfolio Allocator model.

The Polaris Portfolio Allocator program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Portfolio Allocator models may have been built. Also, allocation to a single asset class may outperform a model, so that you could have better investment returns investing in a single asset class than in a Portfolio Allocator model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular Portfolio Allocator model will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Portfolio Allocator models represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Portfolio Allocator models meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Portfolio Allocator models can be obtained from your financial representative.

POLARIS PORTFOLIO ALLOCATOR MODELS
(EFFECTIVE APRIL 30, 2012)

----------------------------------------------------------------------------------------
         VARIABLE PORTFOLIOS            MODEL 1      MODEL 2      MODEL 3      MODEL 4
----------------------------------------------------------------------------------------
 American Funds Global Growth SAST        4.0%         6.0%         6.0%         7.0%
----------------------------------------------------------------------------------------
 American Funds Growth SAST               2.0%         2.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 American Funds Growth-Income SAST        2.0%         2.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 Capital Appreciation                     2.0%         2.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 Corporate Bond                           9.0%         8.0%         7.0%         1.0%
----------------------------------------------------------------------------------------
 Davis Venture Value                      4.0%         4.0%         4.0%         5.0%
----------------------------------------------------------------------------------------
 "Dogs" of Wall Street                    3.0%         3.0%         3.0%         3.0%
----------------------------------------------------------------------------------------
 Emerging Markets                         0.0%         1.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 Equity Opportunities                     2.0%         2.0%         2.0%         2.0%
----------------------------------------------------------------------------------------
 Foreign Value                            4.0%         5.0%         6.0%         8.0%
----------------------------------------------------------------------------------------
 Global Bond                              3.0%         3.0%         2.0%         2.0%
----------------------------------------------------------------------------------------
 Government and Quality Bond             10.0%         8.0%         7.0%         2.0%
----------------------------------------------------------------------------------------
 Growth-Income                            5.0%         5.0%         6.0%         8.0%
----------------------------------------------------------------------------------------
 Growth Opportunities                     1.0%         2.0%         3.0%         4.0%
----------------------------------------------------------------------------------------
 High-Yield Bond                          4.0%         2.0%         1.0%         0.0%
----------------------------------------------------------------------------------------
 International Diversified Equities       1.0%         2.0%         3.0%         3.0%
----------------------------------------------------------------------------------------
 Invesco Van Kampen V.I. Comstock
  Fund, Series II Shares                  4.0%         4.0%         4.0%         5.0%
----------------------------------------------------------------------------------------
 Invesco Van Kampen V.I. Growth and
  Income Fund, Series II Shares           5.0%         5.0%         5.0%         6.0%
----------------------------------------------------------------------------------------
 Lord Abbett Growth and Income            1.0%         1.0%         1.0%         2.0%
----------------------------------------------------------------------------------------
 Marsico Focused Growth                   0.0%         1.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 MFS Massachusetts Investors Trust        5.0%         5.0%         6.0%         8.0%
----------------------------------------------------------------------------------------
 Mid-Cap Growth                           1.0%         1.0%         1.0%         2.0%
----------------------------------------------------------------------------------------
 Real Estate                              2.0%         3.0%         4.0%         4.0%
----------------------------------------------------------------------------------------
 Real Return                             12.0%         8.0%         3.0%         0.0%
----------------------------------------------------------------------------------------
 Small & Mid Cap Value                    1.0%         2.0%         4.0%         5.0%
----------------------------------------------------------------------------------------
 Small Company Value                      1.0%         2.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 Total Return Bond                       12.0%        11.0%        10.0%         5.0%
----------------------------------------------------------------------------------------
                               TOTAL      100%         100%         100%         100%
----------------------------------------------------------------------------------------




The Polaris Portfolio Allocator Models listed above are those that are currently available. The Models are reconfigured from time to time. However, once you invest in a Model, the percentages of your contract value allocated to each Variable Portfolio within a Model will not be changed by us. If you purchased your contract prior to the current allocations of the Models specified above, any subsequent Purchase Payments will be invested in the same Model as your current investment and will not be invested in the Model allocations specified above unless you provide us with specific instructions to do so. You should speak with your financial representative about how to keep the Variable Portfolio allocations in each Model in line with your investment goals over time.

We reserve the right to change the Variable Portfolios and/or allocations to certain Variable Portfolios in each model to the extent that Variable Portfolios are liquidated, substituted, merged or otherwise reorganized.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS PORTFOLIO ALLOCATOR PROGRAM AT ANY TIME.

50%-50% COMBINATION MODEL PROGRAM

PROGRAM DESCRIPTION

The 50%-50% Combination Model Program, available at no additional cost, may be offered to you to assist in diversifying your investment across various asset classes. The 50%-50% Combination Model Program allows you to choose from one of the four 50%-50% Combination Models ("Combination Models") designed to assist in meeting your stated investment goals.

Each of the Combination Models allocate 50% of your investment in a Polaris Portfolio Allocator Model and the remaining 50% in a corresponding Managed Allocation Portfolio to attempt to match a stated investment time horizon and risk tolerance. Each Managed Allocation Portfolio is a Fund-of-Funds managed by Ibbotson. The 50% of your investment allocated to the Polaris Portfolio Allocator Model is considered "static" because the composition of the Polaris Portfolio Allocator Model will not be changed by us and is not actively managed. However, the 50% of your investment allocated to the Managed Allocation Portfolio is considered "active" because each Managed Allocation Portfolio is an Underlying Fund that Ibbotson manages in order to maintain the investment objective of the Managed Allocation Portfolio. FOR MORE INFORMATION, PLEASE SEE SEASONS SERIES TRUST AND POLARIS PORTFOLIO ALLOCATOR MODEL PROGRAM ABOVE.

ENROLLING AND INVESTING IN THE COMBINATION MODEL PROGRAM

You may enroll in the Combination Model Program by electing a Combination Model when you purchase your variable annuity or if after contract issue, by contacting our Annuity Service Center. You and your financial representative should determine the Combination Model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a Combination Model by providing a written reallocation request, calling our Annuity Service Center or logging into our website.

You may also choose to invest gradually into a Combination Model through the DCA program. PLEASE SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE.

You may only invest in one Combination Model at a time and participation in the Combination Model Program requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in the same Combination Model. If you attempt to split your investment between one or more Combination Models, your investment may no longer be consistent with the Combination Models' intended objectives. Additionally, if you invest in any Variable Portfolios in addition to investing in a Combination Model, such an investment may no longer be consistent with the Combination Models' intended objectives and therefore, will effectively terminate your participation in the program.

You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the elected Combination Model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Combination Model, your investment may no longer be consistent with the Combination Model's intended objectives and therefore, will effectively terminate your participation in the program. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

You can transfer 100% of your investment from one Combination Model to another Combination Model at any time; you will be transferred into the most current model available in your contract. As a result of a transfer, we will automatically update your allocation instructions on file with respect to subsequent Purchase Payments and we will automatically update your Automatic Asset Rebalancing Program instructions to reflect your new investment. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM BELOW.

A subsequent Purchase Payment will be invested in the same Combination Model as your current investment unless we receive different instructions from you. You should consult with your financial representative to determine if you should update your allocation instructions, DCA target allocation instructions, and/or Automatic Asset Rebalancing Program instructions on file when you make a subsequent Purchase Payment.

If you elect the SunAmerica Income Plus Income Option with Custom Allocation, 10% of your initial Purchase Payment and subsequent Purchase Payment(s) will be allocated to the Secure Value Account and the remaining 90% may be invested in a Combination Model that complies with investment requirements. Your Combination Model will be rebalanced quarterly. You may not reallocate your money in the Secure Value Account to another Fixed Account, if available, or to the Variable Portfolios when the guarantee period ends. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

REBALANCING THE COMBINATION MODELS

You can elect to have your investment in the Combination Models rebalanced quarterly, semi-annually or annually to maintain the target asset allocation among the Variable Portfolios of the Combination Model you selected. If you make such an election to rebalance, both the allocation to the Polaris Portfolio Allocator Model and the Managed Allocation Portfolio will be rebalanced to equal the 50%-50% split discussed above. The investments in the Underlying Funds of each Managed Allocation Portfolio are not rebalanced as part of the Combination Model Program. PLEASE SEE SEASONS SERIES TRUST ABOVE.

Over time, the Combination Model you elect may no longer align with its original investment objective due to the effects of Underlying Fund performance and changes in the Underlying Funds' investment objectives. Therefore, if you do not elect to have your investment in the Combination Model rebalanced at least annually, then your investment may no longer be consistent with the Combination Model's intended objectives. In addition, your investment goals, financial situation and risk tolerance may change over time. You should consult with your financial representative about how to keep your Portfolio Allocator model's allocations in line with your investment goals. Finally, changes in investment objectives or management of the underlying funds in the models may mean that, over time, the models no longer are consistent with their original investment goals.

IMPORTANT INFORMATION ABOUT THE COMBINATION MODEL PROGRAM

The Combination Model Program is not intended as ongoing or personalized advice about investing in the Variable Portfolios. We do not provide investment advice regarding whether a Combination Model should be selected or rebalanced or whether it remains appropriate for any individual to invest in accordance with any particular Combination Model as your investment needs change. The Combination Model Program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Combination Model may have been built. Also, allocation to a single asset class may outperform a Combination Model, so that you could have better investment returns investing in a single asset class than in a Combination Model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular Combination Model will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Combination Models represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Combination Models meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning a specific

Combination Model can be obtained from your financial representative.

Below are the Combination Models available for election.

--------------------------------------------------------------
 50%-50% COMBINATION
        MODEL          50% ALLOCATION TO:  50% ALLOCATION TO:
--------------------------------------------------------------
          1             Polaris Portfolio  Managed Allocation
                        Allocator Model 1       Balanced
--------------------------------------------------------------
          2             Polaris Portfolio  Managed Allocation
                        Allocator Model 2       Moderate
--------------------------------------------------------------
          3             Polaris Portfolio  Managed Allocation
                        Allocator Model 3    Moderate Growth
--------------------------------------------------------------
          4             Polaris Portfolio  Managed Allocation
                        Allocator Model 4        Growth
--------------------------------------------------------------


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE COMBINATION MODEL PROGRAM AT ANY TIME.

TRANSFERS DURING THE ACCUMULATION PHASE

Subject to our rules, restrictions and policies described below, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any available Fixed Accounts by telephone (800) 445-7862, through the Company's website (www.sunamerica.com), by U.S. Mail addressed to our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299 or by facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet unless you tell us not to on your contract application. If your contract was issued in the state of New York, we may accept transfers by telephone if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We cannot guarantee that we will be able to accept telephone, fax and/or internet transfer instructions at all times. Any telephone, fax or computer system, whether it is yours, your broker-dealer's, or ours, can experience outages or delays for a variety of reasons and may prevent our processing of your transfer request. We reserve the right to modify, suspend or terminate telephone, fax and/or internet transfer privileges at any time. If telephone, fax and/or internet access is unavailable, you should make your transfer request in writing by U.S. Mail to our Annuity Service Center.

Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.

Funds already in your contract cannot be transferred into the DCA Fixed
Accounts.

You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio or Fixed Account after a transfer, that amount must be transferred as well.

There is no charge for your first 15 transfers. We charge for transfers in excess of 15 in any contract year. The fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.

SHORT-TERM TRADING POLICIES

We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading which are summarized below.

The first 15 transfers in a rolling 12-month look-back period ("12-Month Rolling Period") can be made by telephone, through the Company's website, or in writing by mail or by facsimile. The 15th transfer in a 12-Month Rolling Period triggers the U.S. Mail method of transfer. Therefore, once you make the 15th transfer in a 12-Month Rolling Period, all transfers must be submitted by United States Postal Service first-class mail ("U.S. Mail") for 12-months following the date of the 15th transfer ("Standard U.S. Mail Policy").

For example, if you made a transfer on August 16, 2011 and within the previous twelve months (from August 17, 2010 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2011 must be submitted by U.S. Mail (from August 17, 2011 through August 16,
2012).

U.S. Mail includes any postal service delivery method that offers delivery no sooner than United States Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer.

All transfers made on the same day prior to Market Close are considered one transfer request for purposes of applying the Short-Term Trading policy and calculating the number of free transfers. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy.

We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.

We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which appear to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make; (2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request;
(4) terminate your transfer privileges; and/or (5) request that you surrender your contract. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject transfers or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.


Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all Owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.


The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.

WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.

UNDERLYING FUNDS' SHORT-TERM TRADING POLICIES

Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.

Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

Many investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund. If an Underlying Fund believes that an omnibus order we submit may reflect transfer requests from owners engaged in Short-Term Trading, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

AUTOMATIC ASSET REBALANCING PROGRAM

Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Automatic Asset Rebalancing typically involves shifting portions of your money into and out of investment options so that the resulting allocations are consistent with your current investment instructions. Under the Automatic Asset Rebalancing Program, you may elect to have your investments in the Variable Portfolios and/or Fixed Accounts, if available, periodically rebalanced to return your allocations to the percentages given at your last instructions for no additional charge. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year.

If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make such transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios and/or Fixed Accounts, if available, resulting from your transfer which will replace any previous rebalancing instructions you may have provided ("Default Rebalancing Instructions"). You may change any applicable Default Rebalancing Instructions at any time by contacting the Annuity Service Center.

If you elect an optional Living Benefit, we will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file. In addition, any amount of your investment allocated to the Secure Value Account cannot be rebalanced. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.

VOTING RIGHTS

The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to vote in the manner described above, we will vote the shares in our own right.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You can access money in your contract by making a systematic, partial, or total withdrawal, and/or by receiving annuity income payments during the Income Phase. PLEASE SEE ANNUITY INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.

We deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period.

If you have elected an optional living benefit, you should consider the impact of your withdrawals on the benefit. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

FREE WITHDRAWAL AMOUNT

Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge at the time of the withdrawal if it is taken during the withdrawal charge period. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals and withdrawal charges. As a result, if you surrender your contract in the future while withdrawal charges are still applicable, you will not receive the benefit of any previous free withdrawals upon a full surrender for the purpose of calculating the withdrawal charge.

Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule that are in excess of your free withdrawal amount will result in a withdrawal charge. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the annual free withdrawal amount during the withdrawal charge period. You should fully discuss this decision with your financial representative.

When you make a partial withdrawal, we deduct it from any remaining annual free withdrawal amount first, next from remaining Purchase Payments on a first-in, first-out basis, and then from any remaining contract value. This means that you can also access your Purchase Payments that are no longer subject to withdrawal charges before those Purchase Payments that are still subject to withdrawal charges.

Your annual free withdrawal amount is the greater of:

     1) 10% of remaining Purchase Payments not yet withdrawn each contract year, and still subject to withdrawal charges; or

     2) The Maximum Annual Withdrawal Amount not yet withdrawn each contract year, if you elected a Living Benefit.

If you are taking required minimum distributions ("RMD") applicable to this contract only, current company practice is to waive any withdrawal charges applicable to those withdrawals.

The annual amounts withdrawn free of a withdrawal charge do not reduce the amount you invested for purposes of calculating the withdrawal charges (total Purchase Payments still subject to withdrawal charges). As a result, if you surrender your contract in the future while withdrawal charges are still applicable, any previous annual free withdrawal amount in the current contract year would then be subject to applicable withdrawal charges. Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn free of a withdrawal charge at any time. If, in any contract year, you choose to take less than the full 10% free withdrawal amount, as described above, or the Maximum Annual Withdrawal Amount, if allowed under the Living Benefit you elected, then you may not carry over the unused amount as an annual free withdrawal in subsequent years.

We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.

The free withdrawal amount was calculated differently for contracts issued prior to July 18, 2011, PLEASE SEE APPENDIX H FOR DETAILS REGARDING THE FREE WITHDRAWAL AMOUNT CALCULATION.

The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. PLEASE SEE EXPENSES BELOW. For the purpose of calculating the withdrawal charge if you are surrendering your contract, any prior free withdrawal amount in the current contract year is not subtracted from the total Purchase Payments still subject to withdrawal charges.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no subsequent Purchase Payments and no election of optional features. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In the 3rd contract year, you request a total withdrawal of your contract. We will apply the following calculation:

A-(B x C)=D, where:
    A=Your contract value at the time of your request for withdrawal ($90,000) B=The amount of your Purchase Payments still subject to withdrawal charge
      ($100,000)
    C=The withdrawal charge percentage applicable to the age of each Purchase
      Payment (assuming 6% is the applicable percentage) [B x C=$6,000]
    D=Your full contract value ($84,000) available for total withdrawal

If you surrender your contract, we may also deduct any premium taxes, if applicable. PLEASE SEE EXPENSES BELOW.

Under most circumstances, the minimum amount you can withdraw is $1,000. We require that the value left in any Variable Portfolio or available Fixed Account be at least $100, after the withdrawal and your total contract value must be at least $2,500. The request for withdrawal must be in writing and sent to the Annuity Service Center. For withdrawals of $500,000 and more, a signature guarantee is generally required at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. In the event that a proportionate partial withdrawal would cause the value of any Variable Portfolio or Fixed Account investment to be less than $100, we will contact you to obtain alternate instructions on how to structure the withdrawal.

Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. PLEASE SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners; (5) we are on notice that this contract is the subject of a court proceeding, an arbitration, a regulatory matter or other legal action.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.

SYSTEMATIC WITHDRAWAL PROGRAM

During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $2,500 remaining in your contract at all times, or withdrawals may be discontinued. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceeds the free withdrawal amount permitted each year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.

Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.

NURSING HOME WAIVER

If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge on certain withdrawals prior to the Annuity Date. The waiver applies only to withdrawals made during the confinement period while you are in a nursing home or within 90 days after you leave the nursing home. You cannot use this waiver during the first 90 days after your contract is issued. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract. We will only waive the withdrawal charges on withdrawals or surrenders paid directly to the contract owner, and not to a third party or other financial services company.

In order to use this waiver, you must submit with your withdrawal request to the Annuity Service Center, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and (3) a bill from the nursing home which shows that you met the 60-day confinement requirement.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if your contract value is less than $2,500 as a result of withdrawals and/or fees and charges. We will provide you with 60 days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.

If you elected an optional living benefit, withdrawals taken under the parameters of the feature that reduce contract value below the Minimum Contract Value will not terminate your contract. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. PLEASE SEE TAXES BELOW for a more detailed explanation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            OPTIONAL LIVING BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OVERVIEW OF LIVING BENEFITS

The optional Living Benefits are designed to help you create a guaranteed income stream based on a series of withdrawals you may take from your contract that may last as long as you live, or as long as you and your spouse live. As long as you take these withdrawals within the parameters of the Living Benefit, you may receive a guaranteed income stream for life even if the entire contract value has been reduced to zero. Alternatively, you should know that you may also receive annuity income payments for life if you annuitize your contract. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

You may elect one of the optional Living Benefits, all of which are guaranteed minimum withdrawal benefits, for an additional fee. Living Benefits may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, if you live longer than expected or any combination of these factors. You may never need to rely on this protection as the benefit's value is dependent on your contract's performance, your withdrawal activity and your longevity. Though the optional Living Benefits offer additional protections, the additional fee associated with the benefits has the impact of reducing the net investment return.

Please read carefully the more detailed description of each Living Benefit following the summary for information regarding how the benefit works, its availability, applicable restrictions, fees and additional considerations. YOU SHOULD CONSIDER EACH LIVING BENEFIT THOROUGHLY AND UNDERSTAND IT COMPLETELY BEFORE ELECTING.

Below is a summary of the key features of the two optional Living Benefits offered in your contract followed by a glossary of defined terms used to describe the Living Benefits.

SUNAMERICA INCOME PLUS(R) offers guaranteed lifetime income plus the opportunity to increase income by locking in the greater of either the contract's highest Anniversary Value, or an annual Income Credit. If you elect SunAmerica Income Plus, you may choose from Income Option 1, 2 or 3 or the Income Option with Custom Allocation.

The annual 6% Income Credit is an amount we may add to the Income Base each year for the first 12 Benefit Years. The 6% Income Credit is reduced but not eliminated in any Benefit Year in which cumulative withdrawals are less than 6% of the Income Base and not greater than the Maximum Annual Withdrawal Amount applicable to the income option you elected, thereby providing a guarantee that income can increase during the first 12 years even after starting withdrawals. After the first 12 years, only the highest Anniversary Value increase may be available. In addition, if you do not take any withdrawals during the first 12 years, you will be eligible for the Minimum Income Base on the 12th Benefit Year Anniversary. The Minimum Income Base is equal to 200% of the first Benefit Year's Eligible Purchase Payments.

SUNAMERICA INCOME BUILDER(R) offers guaranteed lifetime income and the opportunity to increase income by locking in the greater of either the contract's highest Anniversary Value, or an annual Income Credit.

The annual 8% Income Credit is an amount we may add to the Income Base each year for the first 12 Benefit Years. The 8% Income Credit is only available in years when no withdrawals are taken. After the first 12 years, only the highest Anniversary Value increase may be available. In addition, if you do not take any withdrawals during the first 12 years, you will be eligible for the Minimum Income Base on the 12th Benefit Year Anniversary. The Minimum Income Base is equal to 200% of the first Benefit Year's Eligible Purchase Payments.

GENERAL INFORMATION APPLICABLE TO ALL LIVING BENEFITS

You must invest in accordance with investment requirements outlined below.


Living Benefits may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or other tax-qualified plans. The Living Benefits guarantee that only certain Purchase Payments received during the first contract year are included in the Income Base.


These optional Living Benefits are designed for individuals and spouses. Thus, if a contract is owned by non-spousal joint Owners, Domestic Partners or Same-Sex Spouses who jointly own a contract and either Owner dies, the surviving Owner must make an election in accordance with the death benefit provisions of the contract in compliance with the IRC, which terminates the Living Benefit. PLEASE SEE DEATH BENEFITS BELOW. Accordingly, the surviving Owner may not receive the full benefit of the Living Benefit.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the Living Benefit is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.


Certain Living Benefits are no longer offered or have changed since first being offered. IF YOUR CONTRACT WAS ISSUED PRIOR TO NOVEMBER 12, 2012, PLEASE SEE APPENDIX F FOR DETAILS REGARDING THOSE BENEFITS.


LIVING BENEFIT DEFINED TERMS

ANNIVERSARY VALUE
The contract value on any Benefit Year Anniversary minus any Ineligible Purchase Payments (defined below). Continuation Contributions, if any, are included in the calculation of Anniversary Values. PLEASE SEE SPOUSAL CONTINUATION BELOW.

BENEFIT EFFECTIVE DATE
The date the Living Benefit is elected. The Benefit Effective Date is the same as the contract issue date.

BENEFIT QUARTER
Each consecutive 3 month period starting on the Benefit Effective Date.

BENEFIT QUARTER ANNIVERSARY
The date following each consecutive 3 month period starting on the Benefit Effective Date. If the next Benefit Quarter Anniversary has no corresponding date, then the Benefit Quarter Anniversary will be deemed to be the following day.

BENEFIT YEAR
Each consecutive one year period starting on the Benefit Effective Date.

BENEFIT YEAR ANNIVERSARY
The date on which each Benefit Year begins.

CONTRACT YEAR
Each consecutive one year period starting on the contract issue date.

COVERED PERSON(S)
The person, or persons, whose lifetime withdrawals are guaranteed under the Living Benefit.

ELIGIBLE PURCHASE PAYMENTS

Purchase Payments, or portions thereof, received on or after the Benefit Effective Date during the period described in the table below. Eligible Purchase Payments are included in the calculation of the Income Base and Income Credit Base (defined below). The calculation of Eligible Purchase Payments does not include Income Credits (defined below), or the Continuation Contribution, if any. However, Continuation Contributions, if any, are included in the calculation of Anniversary Values. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Purchase Payments are limited to $1,500,000 without prior Company approval.



----------------------------------------------------------------------------
                          FIRST CONTRACT YEAR
-----------------------------------------------------------------------
                   100% of Purchase Payments received
-----------------------------------------------------------------------




EXAMPLE: If you made a $100,000 Purchase Payment in contract year 1, the total maximum Eligible Purchase Payment is $100,000. Eligible Purchase Payments will not include additional Purchase Payments made in contract year 2 and after.


EXCESS WITHDRAWAL
Any withdrawal, or portion of a withdrawal, that is taken in a Benefit Year which exceeds the maximum amount that may be withdrawn each Benefit Year without reducing the Income Base and Income Credit Base. This withdrawal may include, but is not limited to, any withdrawal in a Benefit Year taken after the maximum amount allowed. An Excess Withdrawal will cause the Income Base, Income Credit Base, if applicable, and the Maximum Annual Withdrawal Amount to be recalculated.

INCOME BASE
The Income Base is used to determine the fee and the maximum amount that may be withdrawn each Benefit Year without reducing the Income Base and Income Credit Base, if applicable. The Income Base is also used to determine the amount paid each year over the remaining lifetime of the Covered Person(s) after the contract value is reduced to zero.

INCOME CREDIT
An amount that may be added to the Income Base during the Income Credit Period as shown in the following table:

------------------------------------------------------------------------------------
                            INCOME CREDIT
                                (AS A
                            PERCENTAGE OF
                                 THE
         OPTIONAL           INCOME CREDIT                    INCOME
      LIVING BENEFIT            BASE)                  CREDIT AVAILABILITY
------------------------------------------------------------------------------------
  SunAmerica Income Plus          6%          Available during the first 12 Benefit
                                            Years -- the Income Credit is reduced in
                                                   years withdrawals are taken
------------------------------------------------------------------------------------
  SunAmerica Income               8%          Available during the first 12 Benefit
  Builder                                   Years -- the Income Credit is eliminated
                                                in years any withdrawal is taken
------------------------------------------------------------------------------------


INCOME CREDIT BASE
The Income Credit Base is used solely as a basis for calculating the Income Credit during the Income Credit Period.

INCOME CREDIT PERIOD
The period of time over which we calculate the Income Credit, which is the first 12 Benefit Years.

INELIGIBLE PURCHASE PAYMENTS

Purchase Payments received after the 1st contract year, as discussed in the table under "ELIGIBLE PURCHASE PAYMENTS" above.


INVESTMENT REQUIREMENTS
We will allocate a certain percentage of every Purchase Payment and Continuation Contribution, if any, to the Secure Value Account. The remaining amount of every Purchase Payment and Continuation Contribution, if any, must be allocated by you in accordance with the investment options outlined below.

MAXIMUM ANNUAL WITHDRAWAL AMOUNT
The maximum amount that may be withdrawn each Benefit Year while the contract value is greater than zero without reducing the Income Base and the Income Credit Base, if applicable.

MAXIMUM ANNUAL WITHDRAWAL PERCENTAGE
The percentage used to determine the Maximum Annual Withdrawal Amount available for withdrawal each Benefit Year while the contract value is greater than zero.

MINIMUM INCOME BASE
The guaranteed minimum amount equal to 200% of the first Benefit Year's Eligible Purchase Payments to which the Income Base will be increased on the 12th Benefit year Anniversary provided no withdrawals are taken before the 12th Benefit Year Anniversary.

PROTECTED INCOME PAYMENT
The amount to be paid each year over the remaining lifetime of the Covered Person(s) after the contract value is reduced to zero but the Income Base is still greater than zero or if the Latest Annuity Date has been reached.

PROTECTED INCOME PAYMENT PERCENTAGE
The percentage used to determine the Protected Income Payment.

SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER

How do SunAmerica Income Plus and SunAmerica Income Builder work?

Both Living Benefits lock in the greater of two values to determine the Income Base. The Income Base is the basis for the Covered Person(s)' guaranteed lifetime benefit which must be taken in a series of withdrawals. The Income Base is initially equal to the first Eligible Purchase Payment. While the Income Base is greater than zero, the Income Base is automatically locked in on each Benefit Year Anniversary, to the greater of (1) the highest Anniversary Value, or (2) the current Income Base increased by any available Income Credit.

There is an additional guarantee if you do not take any withdrawals before the 12th Benefit Year Anniversary, the Income Base will be increased to equal at least 200% of your first Benefit Year's Eligible Purchase Payments ("Minimum Income Base"). PLEASE SEE "HOW CAN THE INCOME BASE AND INCOME CREDIT BASE BE INCREASED?" BELOW.

What determines the amount I can receive each year?

The amount that you receive depends on which Living Benefit you have elected, the income option you have elected, whether there are one or two Covered Person(s), the age of the Covered Person(s) at the time of the first withdrawal and whether your contract value is greater than or equal to zero. You must choose a feature and income option, if applicable, at the time you purchase your contract and your election may not be changed thereafter. Please see the table below for the income options available to you. If you purchased your contract through certain broker-dealers, all income options may not be available to you.

While the contract value is greater than zero, the Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each Benefit Year without decreasing your Income Base or Income Credit Base, if applicable. The Maximum Annual Withdrawal Percentage differs depending on whether there are one or two Covered Person(s), the age of the Covered Person(s) at the time of first withdrawal and the income option elected.

If your contract value has been reduced to zero or the Latest Annuity Date is reached, the Protected Income Payment Percentage represents the percentage of your Income Base used to calculate the Protected Income Payment that you will receive each year over the remaining lifetime of the Covered Person(s). The Protected Income Payment Percentage differs depending on (1) the income option you elected, (2) whether there are one or two Covered Person(s), (3) the age of the Covered Person(s) at the time of the first withdrawal and (4) for those taking withdrawals before age 65, if applicable under the income option elected, whether a highest Anniversary Value is attained after the Covered Person(s)' 65th birthday. PLEASE SEE "WHAT HAPPENS IF THE CONTRACT VALUE IS REDUCED TO ZERO WHILE THE INCOME BASE IS GREATER THAN ZERO?" AND "WHAT HAPPENS TO MY LIVING BENEFIT UPON THE LATEST ANNUITY DATE?" BELOW.

------------------------------------------------------------------------------------------------------
                    NUMBER OF
                 COVERED PERSONS                    SUNAMERICA      SUNAMERICA      SUNAMERICA
                   AND AGE OF                       INCOME PLUS     INCOME PLUS     INCOME PLUS
                 COVERED PERSON                       INCOME          INCOME          INCOME
              AT FIRST WITHDRAWAL*                   OPTION 1        OPTION 2        OPTION 3
------------------------------------------------------------------------------------------------------
 One Covered Person (Age 64 and Younger)            5.5% / 3.0%**   5.5% / 3.0%**  3.75% / 3.75%
------------------------------------------------------------------------------------------------------
 One Covered Person (Age 65 and Older)              5.5% / 4.0%     6.5% / 3.0%     5.0% /  5.0%
------------------------------------------------------------------------------------------------------
 Two Covered Persons (Age 64 and Younger)           5.0% / 3.0%***  5.0% / 3.0%*** 3.25% / 3.25%
------------------------------------------------------------------------------------------------------
 Two Covered Person (Age 65 and Older)              5.0% / 4.0%     6.0% / 3.0%     4.5% /  4.5%
------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------
                                                      SUNAMERICA
                     NUMBER OF                       INCOME PLUS
                  COVERED PERSONS                   INCOME OPTION
                    AND AGE OF                           WITH
                  COVERED PERSON                        CUSTOM
               AT FIRST WITHDRAWAL*                   ALLOCATION
----------------------------------------------------------------------
 One Covered Person (Age 64 and Younger)             4.5% / 3.0%**
----------------------------------------------------------------------
 One Covered Person (Age 65 and Older)               4.5% / 4.0%
----------------------------------------------------------------------
 Two Covered Persons (Age 64 and Younger)            4.0% / 3.0%***
----------------------------------------------------------------------
 Two Covered Person (Age 65 and Older)               4.0% / 4.0%
----------------------------------------------------------------------



-----------------------------------------------------------------------
                     NUMBER OF
                  COVERED PERSONS
                    AND AGE OF                        SUNAMERICA
                  COVERED PERSON                        INCOME
               AT FIRST WITHDRAWAL*                     BUILDER
-----------------------------------------------------------------------
 One Covered Person (Age 64 and Younger)             3.75% / 3.75%
-----------------------------------------------------------------------
 One Covered Person (Age 65 and Older)               4.75% / 4.75%
-----------------------------------------------------------------------
 Two Covered Persons (Age 64 and Younger)            3.25% / 3.25%
-----------------------------------------------------------------------
 Two Covered Person (Age 65 and Older)               4.25% / 4.25%
-----------------------------------------------------------------------


       THE FIRST PERCENTAGE REPRESENTS THE MAXIMUM ANNUAL WITHDRAWAL PERCENTAGE AND THE SECOND PERCENTAGE REPRESENTS THE PROTECTED INCOME PAYMENT PERCENTAGE FOR EACH OF THE OPTIONS SHOWN.

    * If there is One Covered Person but there are joint Owners, the Covered Person is the older Owner. If there are Two Covered Persons, the age at first withdrawal is based on the age of the younger of Two Covered Persons.

   ** If One Covered Person is elected, the Protected Income Payment Percentage is 4.0% if the Income Base is increased to a new highest Anniversary Value on or after the Covered Person's 65th birthday.

   *** If Two Covered Persons are elected, the Protected Income Payment
       Percentage is 4.0% if the Income Base is increased to a new highest Anniversary Value on or after the younger Covered Person's 65th birthday.

We reserve the right to modify the rates referenced above at any time for prospectively issued contracts.

Are there investment requirements if I elect a Living Benefit?

If you elect SunAmerica Income Plus Income Option 1, 2 or 3 or SunAmerica Income Builder, we will allocate 20% of every Purchase Payment, and Continuation Contribution, if any, to the Secure Value Account. If you elect the SunAmerica Income Plus Income Option with Custom Allocation, we will allocate 10% of every Purchase Payment and Continuation Contribution, if any, to the Secure Value Account. The crediting interest rate on amounts allocated to the Secure Value Account will never be less than the guaranteed minimum interest rate specified in your contract. The crediting interest rate, once established, will not change for each allocation to the Secure Value Account for the duration of the guarantee period. The guarantee period for the Secure Value Account is a one year period that automatically renews every year from the date of each allocation to the Secure Value Account, unless SunAmerica Income Plus or SunAmerica Income Builder have been cancelled. Each allocation to the Secure Value Account may have different crediting interest rates. You may not reallocate your money in the Secure Value Account to another DCA Fixed Account, if available, or to the Variable Portfolios when the guarantee period ends.

If you elect SunAmerica Income Plus Income Option 1, 2 or 3 or SunAmerica Income Builder, the remaining 80% of every Purchase Payment and Continuation Contribution, if any, can be invested among the following Variable Portfolios and available DCA Fixed Accounts:


You may allocate the remaining 80% of your assets among the following investment options:

- Cash Management
- Corporate Bond
- Global Bond
- Government and Quality Bond
- Real Return
- SunAmerica Dynamic Allocation Portfolio
- SunAmerica Dynamic Strategy Portfolio
- Total Return Bond
- Combination of: 35% SunAmerica Dynamic Allocation Portfolio, 35% SunAmerica Dynamic Strategy Portfolio, 10% Protected Asset Allocation SAST Portfolio

DCA FIXED ACCOUNTS*
- 6-Month DCA
- 1-Year DCA
- 2-Year DCA


* You may use a DCA Fixed Account to invest your target allocations in accordance with the investment requirements.

If you elect the SunAmerica Income Plus Income Option with Custom Allocation, the remaining 90% of every Purchase Payment and Continuation Contribution, if any, must be allocated by you in accordance with the investment requirements in one of four ways as outlined below.

SUNAMERICA INCOME PLUS INCOME OPTION WITH CUSTOM ALLOCATION -- CHECK-THE-BOX OPTIONS

After investing 10% in the Secure Value Account, the remaining 90% of Purchase Payments can be invested in accordance with Option 1, 2 or 3 as follows:

------------------------------------------------------------------------------
------------------------------------------------------------------------------
 Check-the-Box    Invest in one of three available Polaris Portfolio Allocator
 Option 1         Models:
                    Model 1, Model 2 or Model 3
                  or
                  Invest in one of three available 50%-50% Combination Models:
                    Model 1, Model 2 or Model 3

------------------------------------------------------------------------------
 Check-the-Box    Invest in one or more of the following balanced Variable
 Option 2         Portfolios:
                    American Funds Asset Allocation SAST
                    Asset Allocation
                    Balanced
                    Franklin Income Securities Fund
                    Managed Allocation Balanced
                    Managed Allocation Moderate
                    Managed Allocation Moderate Growth
                    MFS Total Return
                    SunAmerica Dynamic Allocation Portfolio
                    SunAmerica Dynamic Strategy Portfolio
------------------------------------------------------------------------------
 Check-the-Box    Invest in the Cash Management Variable Portfolio
 Option 3
------------------------------------------------------------------------------


SUNAMERICA INCOME PLUS INCOME OPTION WITH CUSTOM ALLOCATION -- BUILD-YOUR-OWN OPTION

After investing 10% in the Secure Value Account, the remaining 90% of Purchase Payments can be invested among the Variable Portfolios and available DCA Fixed Accounts, as follows:

-------------------------------------------------------------------------------------
                            FLEXIBLE                VARIABLE PORTFOLIOS AND/OR
 INVESTMENT GROUP          ALLOCATION                   DCA FIXED ACCOUNTS
------------------------------------------- -----------------------------------------
 A. BOND, CASH AND    Minimum 20%            Cash Management
  DCA FIXED ACCOUNTS  Maximum 90%            Corporate Bond
                                             Global Bond
                                             Government and Quality Bond
                                             Real Return
                                             Total Return Bond

                                             DCA FIXED ACCOUNTS*
                                             DCA 6-Month
                                             1-Year DCA
                                             2-Year DCA
------------------------------------------- -----------------------------------------
 B. EQUITY**          Minimum 0%             Aggressive Growth
                      Maximum 70%            Alliance Growth
                                             American Funds Asset Allocation
                                               SAST
                                             American Funds Global Growth
                                               SAST
                                             American Funds Growth SAST
                                             American Funds Growth-Income
                                               SAST
                                             Asset Allocation
                                             Balanced
                                             Blue Chip Growth
                                             Capital Appreciation
                                             Davis Venture Fund
                                             "Dogs" of Wall Street
                                             Equity Opportunities
                                             Foreign Value
                                             Franklin Income Securities
                                             Franklin Templeton VIP Founding
                                               Funds Allocation Fund
                                             Fundamental Growth
                                             Global Equities
                                             Growth
                                             Growth-Income
                                             High-Yield Bond
                                             International Diversified Equities
                                             International Growth and Income
                                             Invesco Van Kampen V.I. American
                                               Franchise Fund, Series II Shares
                                             Invesco Van Kampen V.I. Comstock
                                               Fund, Series II Shares
                                             Invesco Van Kampen V.I. Growth
                                               and Income Fund, Series II
                                               Shares
                                             Lord Abbett Growth and Income
                                             Managed Allocation Balanced
                                             Managed Allocation Growth
                                             Managed Allocation Moderate
                                             Managed Allocation Moderate
                                               Growth
                                             Marsico Focused Growth
                                             MFS Massachusetts Investors Trust
                                             MFS Total Return
                                             Small & Mid Cap Value
                                             SunAmerica Dynamic Allocation
                                               Portfolio
                                             SunAmerica Dynamic Strategy
                                               Portfolio
                                             Telecom Utility
------------------------------------------- -----------------------------------------
 C. LIMITED EQUITY    Minimum 0%             Capital Growth
                      Maximum 10%            Emerging Markets
                                             Growth Opportunities
                                             Mid-Cap Growth
                                             Natural Resources
                                             Protected Asset Allocation SAST
                                               Portfolio
                                             Real Estate
                                             Small Company Value
                                             Technology
------------------------------------------- -----------------------------------------


* You may use a DCA Fixed Account to invest your target allocations in accordance with the investment requirements.

**    Not all funds listed in the Equity group invest in equity markets.

How do my investment requirements impact my feature and contract?

Before you elect a Living Benefit, you and your financial representative should carefully consider whether the investment requirements associated with the Living Benefits meet your investment objectives and risk tolerance.

The investment requirements may reduce the need to rely on the guarantees provided by these Living Benefits because they allocate your investment across asset classes and potentially limit exposure to market volatility. As a result, you may have better, or worse, investment returns by allocating your investments more aggressively.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent that Variable Portfolios are added, deleted, substituted, merged or otherwise reorganized. We will promptly notify you of any changes to the investment requirements due to deletions, substitutions, mergers or reorganizations of the investment options.

Your allocation instructions for the amount not invested in the Secure Value Account accompanying any Purchase Payment as well as your target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, described above, in order for your application or subsequent Purchase Payment(s) allocation instructions to be considered in Good Order. You may not transfer any amounts between the Secure Value Account and the Variable Portfolios or DCA Fixed Accounts. The Secure Value Account may not be used as a target account if you are using the DCA program to comply with investment requirements. You may not request any specific amount of any withdrawal to be deducted solely from the Secure Value Account. Rather, any withdrawal reduces the amount invested in the Secure Value Account in the same proportion that the withdrawal reduces the contract value.

REBALANCING AND INVESTMENT REQUIREMENTS

We will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. If rebalancing instructions are not provided, we will align your rebalancing allocations with your Purchase Payment allocation instructions, or if using a DCA Fixed Account, your target DCA instructions. We require quarterly rebalancing because market performance and transfer and withdrawal activity may result in your contract's allocations going outside these requirements. Quarterly rebalancing will ensure that your allocation will continue to comply with the investment requirements for this feature.

Automatic transfers and/or systematic withdrawals will not result in rebalancing before the next automatic quarterly rebalancing occurs. The day following any transfer or withdrawal you initiate, we will rebalance in accordance with your most current and compliant Automatic Asset Rebalancing instructions on file. If you do not provide new rebalancing instructions at the time you initiate a transfer, we will update your ongoing rebalancing instructions to reflect the percentage allocations resulting from that transfer ("Default Rebalancing Instructions") which will replace any previous rebalancing instructions you may have provided.

If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM ABOVE.

We will not rebalance amounts in the Secure Value Account or DCA Fixed Accounts under the Automatic Asset Rebalancing Program. PLEASE SEE "WHAT HAPPENS TO THE SECURE VALUE ACCOUNT AND AUTOMATIC ASSET REBALANCING PROGRAM INSTRUCTIONS IF I ELECT TO CANCEL SUNAMERICA INCOME PLUS OR SUNAMERICA INCOME BUILDER?" BELOW.

What are the factors used to calculate SunAmerica Income Plus and SunAmerica Income Builder?

The benefit offered by SunAmerica Income Plus and SunAmerica Income Builder is calculated by considering the factors described below.


FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS. It is important to note that only Purchase Payments made during the first contract year are taken into consideration in determining the Eligible Purchase Payments. If you anticipate that you will be making Purchase Payments after the first contract year, you should know that those Purchase Payments will not be included in the calculation of the Eligible Purchase Payments or Anniversary Values.


SECOND, we consider the INCOME CREDIT PERIOD. The Income Credit Period is the period of time over which we calculate the Income Credit. The Income Credit Period begins on the Benefit Effective Date and ends 12 years later.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any Benefit Year Anniversary minus any Ineligible Purchase Payments. The highest Anniversary Value is the current Anniversary Value that is greater than (1) all previous Anniversary Values; and (2) Eligible Purchase Payments.

FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. The Income Base is increased by each subsequent Eligible Purchase Payment, and is reduced proportionately for Excess Withdrawals. If you do not take any withdrawals before the 12th Benefit Year Anniversary, the Income Base will be increased to at least the MINIMUM INCOME BASE on the 12th Benefit Year Anniversary. The Minimum Income Base is equal to 200% of your first Benefit Year's Eligible Purchase Payments.

FIFTH, we determine the INCOME CREDIT BASE which is used solely as a basis for calculating the Income Credit during the Income Credit Period. The initial Income Credit Base is equal to the first Eligible Purchase Payment. The Income Credit Base is increased by each subsequent Eligible Purchase Payment, and is reduced proportionately for Excess Withdrawals.

SIXTH, we determine the INCOME CREDIT.

If you elect SUNAMERICA INCOME PLUS, the Income Credit is equal to 6% ("Income Credit Percentage") of the Income Credit Base on each Benefit Year Anniversary during the Income Credit Period. The Income Credit Percentage is reduced but not eliminated in any Benefit Year in which cumulative withdrawals during the preceding Benefit Year are less than 6% of the Income Base and not greater than the Maximum Annual Withdrawal Amount applicable to the income option you elected.

For example, if you elected SunAmerica Income Plus Income Option 1 for one Covered Person and take cumulative withdrawals that are equal to 4% of the Income Base in the preceding Benefit Year, the Income Credit Percentage on the Benefit Year Anniversary is reduced from 6% to 2%. However, if you take cumulative withdrawals in the preceding Benefit Year that are equal to or greater than the Maximum Annual Withdrawal Amount applicable to the income option you elected, the Income Credit Percentage for that Benefit Year Anniversary is equal to zero. For example, if you elected two Covered Persons and take cumulative withdrawals that are equal to 6.6% of the Income Base in the preceding Benefit Year, the Income Credit Percentage on the Benefit Year Anniversary is reduced to zero because the withdrawal is in excess of the Maximum Annual Withdrawal Amount applicable to two Covered Persons.

If you elect SUNAMERICA INCOME BUILDER, the Income Credit is equal to 8% of the Income Credit Base, on each Benefit Year Anniversary during the Income Credit Period. The Income Credit may only be added to the Income Base if no withdrawals are taken in a Benefit Year. For example, if you take a withdrawal in Benefit Year 2, you will not be eligible for an Income Credit to be added to your Income Base on your second Benefit Year Anniversary; however, if you do not take a withdrawal in Benefit Year 3, you will be eligible for an Income Credit to be added to your Income Base on your third Benefit Year Anniversary.

SEVENTH, we determine the MAXIMUM ANNUAL WITHDRAWAL PERCENTAGE, which represents the maximum percentage of the Income Base that can be withdrawn each Benefit Year while the contract value is greater than zero, without reducing the Income Base and the Income Credit Base, if applicable. If your contract value is reduced to zero but your Income Base is greater than zero, the PROTECTED INCOME PAYMENT PERCENTAGE represents the percentage of the Income Base you will receive each Benefit Year thereafter.

The Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage are determined by three factors: 1) whether there is one or two Covered Person(s); 2) the age of the Covered Person(s) at the time of first withdrawal; and 3) the income option elected. Additionally, if applicable to the income option you elect, the Protected Income Payment Percentage may differ depending on whether withdrawals are taken before age 65 and if a new highest Anniversary Value is achieved on or after the Covered Person(s) 65th birthday.

Please see the table under "WHAT DETERMINES THE AMOUNT I CAN RECEIVE EACH YEAR?" above for the applicable Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage.

EIGHTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year while the contract value is greater than zero, without reducing the Income Base, and if applicable, the Income Credit Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage. If your contract value is reduced to zero but your Income Base is greater than zero, the PROTECTED INCOME PAYMENT is determined by multiplying the Income Base by the applicable Protected Income Payment Percentage.

FINALLY, we determine the EXCESS WITHDRAWALS, PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER?" BELOW.

How can the Income Base and Income Credit Base be increased?

On each Benefit Year Anniversary, the Income Base is automatically increased to the greater of (1) the highest Anniversary Value; or (2) the current Income Base plus the Income Credit, if any. In addition, the Income Base will be increased to at least the Minimum Income Base on the 12th Benefit Year Anniversary provided no withdrawals have been taken before that anniversary.

On each Benefit Year Anniversary during the Income Credit Period, the Income Credit Base is automatically increased to the highest Anniversary Value, if the Income Base is increased to the highest Anniversary Value. The Income Credit Base is not increased if an Income Credit is added to the Income Base.

Increases to your Income Base and Income Credit Base occur on Benefit Year Anniversaries while the contract value is greater than zero. However, Eligible Purchase Payments increase your Income Base and Income Credit Base at the time they are received. SINCE HIGHEST ANNIVERSARY VALUES ARE DETERMINED ONLY ON THE BENEFIT YEAR ANNIVERSARIES, YOUR INCOME BASE AND INCOME CREDIT BASE WILL NOT INCREASE IF YOUR CONTRACT VALUE IS HIGHER ON DAYS OTHER THAN THE BENEFIT YEAR ANNIVERSARIES.

If the contract value has been reduced to zero, the Income Base will no longer be recalculated on each Benefit Year Anniversary. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER?" BELOW.

How do increases and decreases in the Income Base impact the Maximum Annual Withdrawal Amount?

INCREASES IN THE INCOME BASE


During the first Contract Year which Eligible Purchase Payments are allocated to your contract, any remaining withdrawals of the Maximum Annual Withdrawal Amount will be based on the increased Maximum Annual Withdrawal Amount reduced by withdrawals previously taken in that Benefit Year. If the Income Base is increased on a Benefit Year Anniversary, the Maximum Annual Withdrawal Amount will be recalculated on that Benefit Year Anniversary by multiplying the increased Income Base by the applicable Maximum Annual Withdrawal Percentage.


DECREASES IN THE INCOME BASE

Excess Withdrawals reduce your Income Base on the date the Excess Withdrawal occurs. Any Excess Withdrawal in a Benefit Year reduces the Income Base in the same proportion by which the contract value is reduced by the Excess Withdrawal. As a result of a reduction of the Income Base, the new Maximum Annual Withdrawal Amount will be equal to the reduced Income Base multiplied by the applicable Maximum Annual Withdrawal Percentage. The last recalculated Maximum Annual Withdrawal Amount in a given Benefit Year is available for withdrawal at the beginning of the next Benefit Year and may be lower than the previous Benefit Year's Maximum Annual Withdrawal Amount. When the contract value is less than the Income Base, Excess Withdrawals will reduce the Income Base by an amount which is greater than the amount of the Excess Withdrawal. In addition, you will not be eligible for an Income Credit in that Benefit Year. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER?" BELOW.

What are the effects of withdrawals on SunAmerica Income Plus and SunAmerica Income Builder?

The Maximum Annual Withdrawal Amount, the Income Base and the Income Credit Base may change over time as a result of the timing and amount of withdrawals. If you take a withdrawal before the 12th Benefit Year Anniversary, your

Income Base is not eligible to be increased to the Minimum Income Base.

Withdrawals during a Benefit Year that in total are less than or equal to the Maximum Annual Withdrawal Amount will not reduce the Income Base or Income Credit Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any Benefit Year, you may not carry over the unused amount for withdrawal in subsequent years. Your Maximum Annual Withdrawal Amount in any year will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in the prior year. Please note that if you delay taking withdrawals for too long, you may limit the number of remaining years (due to your life expectancy) in which you may take withdrawals.

YOU SHOULD NOT ELECT A LIVING BENEFIT IF YOU PLAN TO TAKE EXCESS WITHDRAWALS SINCE THOSE WITHDRAWALS MAY SIGNIFICANTLY REDUCE THE VALUE OF OR TERMINATE THE LIVING BENEFIT.

The impact of withdrawals on specific factors is further explained below:

     INCOME BASE AND INCOME CREDIT BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base will be reduced for those withdrawals. For each Excess Withdrawal taken, the Income Base and Income Credit Base are reduced in the same proportion by which the contract value is reduced by the amount in excess of the Maximum Annual Withdrawal Amount. This means that the reduction in the Income Base and Income Credit Base could be more or less than a dollar-for-dollar reduction.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased. If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount is available for withdrawal at the beginning of the next Benefit Year and may be lower than your previous Maximum Annual Withdrawal Amount.

     PROTECTED INCOME PAYMENT: If the Income Base is greater than zero, but the contract value has been reduced to zero due to unfavorable investment performance or withdrawals within the Maximum Annual Withdrawal Amount, we will pay any remaining Maximum Annual Withdrawal Amount for the current Benefit Year. Thereafter, you will receive the Protected Income Payment each year over the remaining lifetime of the Covered Person(s) which is calculated by multiplying the Income Base by the applicable Protected Income Payment Percentage. The Income Base is no longer increased on Benefit Year Anniversaries after the contract value has been reduced to zero. As a result, the Protected Income Payment is calculated once and will not change. PLEASE SEE "WHAT HAPPENS IF THE CONTRACT VALUE IS REDUCED TO ZERO WHILE THE INCOME BASE IS GREATER THAN ZERO?" BELOW.

All withdrawals from the contract, including withdrawals taken under these Living Benefits, will reduce your contract value and your death benefit and may impact other provisions of your contract. Unfavorable investment experience and/or fees will also reduce your contract value. In addition, withdrawals under these Living Benefits will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount. The sum of withdrawals in any Benefit Year up to the Maximum Annual Withdrawal Amount will not be assessed a withdrawal charge. Partial withdrawals under these Living Benefits must be deducted proportionately from each Variable Portfolio and Fixed Account in which you are invested. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND EXPENSES BELOW.

What is the fee for SunAmerica Income Plus and SunAmerica Income Builder?

The fee for SunAmerica Income Plus and SunAmerica Income Builder is calculated as a percentage of the Income Base and deducted from the contract value on a quarterly basis beginning on the first Benefit Quarter Anniversary following the Benefit Effective Date. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR STATE SPECIFIC INFORMATION REGARDING THE ASSESSMENT OF THE FEE. After the first Benefit Year, on each Benefit Quarter Anniversary, we will (1) deduct the fee in effect for the previous Benefit Quarter; and (2) determine the fee rate applicable to the next Benefit Quarter. Please see fee table below:

----------------------------------------------------------------------------
                                                                   MAXIMUM
                                                                 ANNUALIZED
                                                                  FEE RATE
                                                                 DECREASE OR
                                                                  INCREASE
                         INITIAL       MAXIMUM       MINIMUM        EACH
      NUMBER OF        ANNUAL FEE    ANNUAL FEE    ANNUAL FEE      BENEFIT
   COVERED PERSONS        RATE          RATE          RATE        QUARTER*
----------------------------------------------------------------------------
 One Covered Person       1.10%         2.20%         0.60%       +/-0.25%
----------------------------------------------------------------------------
 Two Covered Persons      1.35%         2.70%         0.60%       +/-0.25%
----------------------------------------------------------------------------


* The quarterly fee rate will not decrease or increase by more than 0.0625% each quarter (0.25% / 4).

The initial Annual Fee Rate is guaranteed not to change for the first Benefit Year. Subsequently, the fee rate may change quarterly subject to the parameters identified in the table above. Any fee adjustment is based on a non-discretionary formula tied to the change in the Volatility Index ("VIX(R)"), an index of market volatility reported by the Chicago Board Options Exchange. In general, as the average value of the VIX decreases or increases, your fee rate will decrease or increase accordingly, subject to the minimums and maximums identified in the table above.


Due to the investment requirements associated with the election of a living benefit, a portion of your assets may be invested in the SunAmerica Dynamic Allocation Portfolio, SunAmerica Dynamic Strategy Portfolio or Protected Asset Allocation SAST Portfolio. The SunAmerica Dynamic Allocation Portfolio, SunAmerica Dynamic Strategy Portfolio and Protected Asset Allocation SAST Portfolio utilize an investment strategy that is intended, in part, to maintain a relatively stable exposure to equity market volatility over time. Accordingly, when the market is in a prolonged state of higher volatility, your fee rate may be increased and the SunAmerica Dynamic Allocation Portfolio, SunAmerica Dynamic Strategy Portfolio and Protected Asset Allocation SAST Portfolio may decrease its exposure to equity markets, thereby reducing the likelihood that you will achieve a higher Anniversary Value. Similarly, when the market is in a prolonged state of lower volatility, your fee rate may be decreased and the SunAmerica Dynamic Allocation Portfolio, SunAmerica Dynamic Strategy Portfolio and Protected Asset Allocation SAST Portfolio may increase its exposure to equity markets.


Should the VIX no longer be appropriate or available, we would substitute the VIX with another measure of market volatility for determining the fee. If we substitute the VIX, we will notify you; however, the maximum and minimum annual fee rates described in this prospectus are guaranteed for the life of your contract. PLEASE SEE APPENDIX C -- FORMULA FOR CALCULATING AND EXAMPLE OF THE SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER FEE BELOW.

Since the fee rate is assessed against the Income Base, an increase in the Income Base due to an addition of an Income Credit, attaining a higher Anniversary Value or an addition of subsequent Eligible Purchase Payments will result in an increase to the amount of the fee you pay, assuming that the annual fee rate has not decreased as described above. Please note that this means the addition of an Income Credit will lead to paying a higher fee in any given period than without the addition of the Income Credit, and in certain instances, the value of the Income Credit may be more than offset by the amount of the fee. You will be assessed a non-refundable fee each quarter regardless of whether or not you take any withdrawals.

If your contract value falls to zero, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract or if a death benefit is paid before the end of a Benefit Quarter. If the Living Benefit is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee applicable to the Benefit Quarter in which the surrender occurs if you surrender your contract before the end of a Benefit Quarter. The pro-rata fee is calculated by multiplying the fee by the number of days between the date when the prior fee was last assessed and the date of surrender, divided by the number of days between the prior and the next Benefit Quarter Anniversaries.

What happens if the contract value is reduced to zero while the Income Base is greater than zero?

If the contract value is reduced to zero but the Income Base is greater than zero, we will pay the remaining Maximum Annual Withdrawal Amount for that Benefit Year. Thereafter we will pay the Protected Income Payment over the remaining lifetime of the Covered Person(s).

IF AN EXCESS WITHDRAWAL REDUCES YOUR CONTRACT VALUE TO ZERO, NO FURTHER BENEFITS ARE PAYABLE UNDER THE CONTRACT AND YOUR CONTRACT ALONG WITH THE LIVING BENEFIT WILL TERMINATE.

If your contract value is reduced to zero, you may no longer make subsequent Purchase Payments or transfers, and no death benefit is payable. Therefore, you should be aware that, particularly during times of unfavorable investment performance, withdrawals taken under the Living Benefit may reduce the contract value to zero, thereby terminating any other benefits of the contract. In addition, an Income Credit is not available if the contract value is reduced to zero, even if a benefit remains payable.

When the contract value equals zero but the Income Base is greater than zero, to receive any remaining Living Benefit, you must select one of the following:

     1. The Protected Income Payment divided equally and paid on a monthly, quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     2. Any option mutually agreeable between you and us.

Once you elect an option above, it cannot be changed. If you do not select an option above, the remaining benefit will be paid as option 1 above. This amount will be divided equally and paid on a quarterly basis until the date of death of the Covered Person(s). No amount is payable thereafter.

PLEASE SEE ADDITIONAL IMPORTANT INFORMATION APPLICABLE TO ALL OPTIONAL LIVING BENEFITS BELOW FOR MORE INFORMATION REGARDING SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   ADDITIONAL IMPORTANT INFORMATION APPLICABLE TO ALL OPTIONAL LIVING BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

When and how may I elect a Living Benefit?

You may elect a Living Benefit at the time of contract issue (the "Benefit Effective Date"). You may elect to have the

Living Benefit cover only your life or the lives of both you and your spouse, the "Covered Person(s)." If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect the Living Benefit, the Covered Persons must meet the age requirements. The age requirements vary depending on the type of contract and the number of Covered Persons. The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirements for those features in order to elect them.

IF YOU ELECT ONE COVERED PERSON:

------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                                 MINIMUM               MAXIMUM
                                                   AGE                   AGE
------------------------------------------------------------------------------------
                One Owner                          45                    80
------------------------------------------------------------------------------------
             Joint Owners(1)                       45                    80
------------------------------------------------------------------------------------


IF YOU ELECT TWO COVERED PERSONS:

----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                        MINIMUM AGE      MAXIMUM AGE      MINIMUM AGE      MAXIMUM AGE
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   Joint Owners(2)           45               80               45               85
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(3)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(3)
 Spousal Beneficiary
----------------------------------------------------------------------------------------


(1) Based on the age of the older Owner.

(2) Based on the age of the younger Joint Owner.

(3) The age requirement is based solely on the single owner for purposes of issuing the contract with the Living Benefit. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

If I own a Qualified contract, how do Required Minimum Distributions impact my Living Benefit?

As the original owner, or Continuing Spouse (two Covered Persons elected) electing to treat the annuity contract as their own, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on the contract to which the feature is elected and using the Uniform Lifetime Table or Joint Life Expectancy Table from the regulations under the Internal Revenue Code) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal.

Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals, your withdrawals must be set up on the Systematic Withdrawal Program for RMDs administered by our Annuity Service Center.

We will provide RMD favorable treatment, once each Benefit Year, to the greater of the Maximum Annual Withdrawal Amount or the RMD amount as calculated by us. Therefore, if you are transferring from another company and are already 70 1/2, you should take the current tax year's RMD prior to the transfer, as we cannot systematically calculate the RMD as we do not possess the valuation for the previous year end. Further, if you are turning 70 1/2, you should know that although tax code allows for deferral of the first withdrawal to April of the tax year following your attainment of age 70 1/2, doing so may result in subsequent withdrawals being treated as Excess Withdrawals for that Benefit Year.

If you have elected SunAmerica Income Plus and the RMD amount is greater than the Maximum Annual Withdrawal Amount, but less than 6% of the Income Base, an Income Credit will be included in determining any Income Base increase in that Benefit Year.

If you have elected SunAmerica Income Builder, no Income Credit will be included in the calculation of the Income Base when an RMD is taken.

What happens to my Living Benefit upon a spousal continuation if I elected one Covered Person?

If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates the Living Benefit and the contract; or

     2. Continue the contract if the contract value is greater than zero, without the Living Benefit and its corresponding fee.

What happens to my Living Benefit upon a spousal continuation if I elected two Covered Persons?

If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates the Living Benefit and the contract; or

     2. Continue the contract with the Living Benefit and its corresponding fee.

The components of the Living Benefit in effect at the time of spousal continuation will not change. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the Living Benefit elected based on the age of the younger Covered Person at the time the first withdrawal was taken. If no withdrawals were taken prior to the spousal continuation, the Maximum Annual Withdrawal Percentage and the Protected Income Payment Percentage will be based on the age of the surviving Covered Person at the time the first withdrawal is taken. PLEASE SEE "HOW DO SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER WORK?" ABOVE.

If spousal continuation occurs, the Continuing Spouse will continue to receive any increase to the Income Base for highest Anniversary Value or if applicable, any Income Credit during the Income Credit Period, while the contract value is greater than zero. The Continuing Spouse is also eligible to receive the Minimum Income Base on the 12th Benefit Year Anniversary if no withdrawals have been taken during the first 12 Benefit Years following the Benefit Effective Date.

Can a non-spousal Beneficiary elect to receive any remaining benefits under my Living Benefit upon the death of the second spouse?

No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal Beneficiary must make an election under the death benefit provisions of the contract, which terminates the Living Benefit. PLEASE SEE DEATH BENEFITS BELOW.

What happens to my Living Benefit upon the Latest Annuity Date?

If the contract value and the Income Base are greater than zero on the Latest Annuity Date, you begin the Income Phase and therefore, you must select one of the following annuity income options:

     1. Annuitize the contract value under the contract's annuity provisions (please see ANNUITY INCOME OPTIONS below); or

     2. Annuitize the contract and elect to receive the current Maximum Annual Withdrawal Amount as of the Latest Annuity Date for a fixed period while you are alive. The fixed period is determined by dividing the contract value on the Latest Annuity Date by the Maximum Annual Withdrawal Amount. Any applicable Premium Taxes will be deducted from the contract value prior to determining the fixed period. After that fixed period ends, you will receive the Protected Income Payment, which is calculated by multiplying the Income Base as of the Latest Annuity Date by the applicable Protected Income Payment Percentage, paid until the death(s) of the Covered Person(s). The Maximum Annual Withdrawal Amount fixed period payments and the subsequent Protected Income Payments will be divided equally on a monthly, quarterly, semi-annual or annual frequency, as selected by you.

     3. Any annuity income option mutually agreeable between you and us.

Once you begin the Income Phase by electing one of the annuity income payment options above, the Income Base will no longer be adjusted either for highest Anniversary Values or additional Income Credits.

If you do not elect an option listed above, on the Latest Annuity Date, we will annuitize the contract value in accordance with Option 2 above.

Can I elect to cancel my Living Benefit?

The Living Benefit may not be cancelled by you prior to the 5th Benefit Year Anniversary unless you surrender your contract. The Living Benefit may be cancelled by you on or after the 5th Benefit Year Anniversary and the cancellation will be effective as outlined in the table below.

---------------------------------------------------------
  CANCELLATION
     REQUEST                   CANCELLATION
    RECEIVED                  EFFECTIVE DATE
---------------------------------------------------------
    Years 1-5          5th Benefit Year Anniversary
---------------------------------------------------------
     Years 5+      Benefit Quarter Anniversary following
                  the receipt of the cancellation request
---------------------------------------------------------


Once cancellation is effective, the guarantees under the Living Benefits are terminated. In addition, the investment requirements for the Living Benefits will no longer apply to your contract. You may not re-elect or reinstate the Living Benefit after cancellation.

If there are two Covered Persons, upon the death of the first Covered Person, the surviving Covered Person (generally, the Continuing Spouse) may cancel the Living Benefit on or after the 5th Benefit Year Anniversary and the cancellation will be effective as outlined in the table above. After the cancellation effective date of the Living Benefit, there will be one final fee applicable to the Benefit Quarter in which the cancellation occurs, on the Benefit Quarter Anniversary. Thereafter, the fee will no longer be charged.

What happens to the Secure Value Account and Automatic Asset Rebalancing Program instructions if I elect to cancel SunAmerica Income Plus or SunAmerica Income Builder?

Amounts allocated to the Secure Value Account will be automatically transferred to the 1-Year Fixed Account, if available. If the 1-Year Fixed Account is not available in the state in which your contract was issued, amounts will be transferred to the Cash Management Variable Portfolio. From the day following the automated transfer from the Secure Value Account, you may transfer this amount to another available investment option under the contract for a period of 90 days during which the transfer will not count against the annual number of free transfers or U.S. Mail transfers, or incur a transfer fee. Purchase Payments will no longer be allocated to the Secure Value Account after cancellation.

The Automatic Asset Rebalancing Program and your instructions on file will not be terminated or changed upon cancellation of the SunAmerica Income Plus or SunAmerica Income Builder. Amounts transferred from the Secure Value Account into the 1-Year Fixed Account or Cash Management Variable Portfolio, as applicable, will not impact the Automatic Asset Rebalancing Program instructions on file and that transfer will not result in new Default Rebalancing Instructions. On or after cancellation of these features, you may provide new rebalancing instructions or you may choose to terminate the Automatic Asset Rebalancing Program by contacting the Annuity Service Center.

Are there circumstances under which my Living Benefit will be automatically cancelled?

The Living Benefit will automatically be cancelled upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Termination or surrender of the contract; or

     3. A death benefit is paid resulting in the contract being terminated; or

     4. An Excess Withdrawal that reduces the contract value and Income Base to zero; or

     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Person; or

     6. A change that removes all Covered Persons from the contract except as noted below and under "ARE THERE CIRCUMSTANCES UNDER WHICH GUARANTEED WITHDRAWALS FOR TWO COVERED PERSONS, IF ELECTED, TERMINATE FOR ONE OF THE COVERED PERSONS?"

If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the Annuitant(s) after the ownership change to prevent termination of the Living Benefit. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural Annuitant(s) in order to prevent termination of the Living Benefit. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?

Under any of the following circumstances, the Living Benefit will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:

     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or

     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.

Under these circumstances, the fee for the Living Benefit based on two Covered Persons will continue to be charged and the guaranteed withdrawals based on two Covered Persons are payable for one Covered Person only. However, the remaining Covered Person may choose to terminate the Living Benefit as described under "CAN I ELECT TO CANCEL MY LIVING BENEFIT?" above.

Any amounts that we may pay under the feature in excess of your contract value are subject to the Company's financial strength and claims-paying ability.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE OPTIONAL LIVING BENEFITS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

If the contract is owned by a trust or any other non-natural person, we will treat the death of the Primary Annuitant as the death of any Owner.

If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no death benefit will be paid. PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE.

You designate your Beneficiary, who will receive any death benefit payments. You may change the Beneficiary at any time. If your contract is jointly owned, the surviving joint Owner is the sole Beneficiary. Joint Annuitants, if any, when the Owner is a non-natural person shall be each other's sole Beneficiary, except when the Owner is a charitable remainder trust. In designating your Beneficiary, you may impose restrictions on the timing and manner of the payment of death benefits. Those restrictions can govern the payment of the death benefit.

If any contract is owned by a trust, whether as an agent for a natural person or otherwise, you should consider the contractual provisions that apply, including provisions that apply in the event of the death or change of an Annuitant, in determining whether the contract is an appropriate trust investment. You may wish to consult with your tax and/or legal adviser.

We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in Good Order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. If the death benefit request is not received by us in Good Order or if notification of the death is made by the Beneficiary prior to submitting all required paperwork and satisfactory proof of death, the Beneficiary may have the option of transferring the entire contract value to the Cash Management Variable Portfolio or available Fixed Account by contacting the Annuity Service Center. We consider the following satisfactory proof of death:

     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.


For contracts in which the aggregate of all Purchase Payments in contracts issued by AGL and/or US Life to the same Owner/Annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.


If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death received by us in Good Order, we pay a lump sum death benefit by check to the Beneficiary's address of record.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the contract at the then current value. PLEASE SEE SPOUSAL CONTINUATION BELOW.

Certain death benefits are either no longer offered or have changed since first being offered. IF YOUR CONTRACT WAS ISSUED PRIOR TO JANUARY 23, 2012, PLEASE SEE APPENDIX G FOR DETAILS REGARDING THOSE FEATURES.

BENEFICIARY CONTINUATION PROGRAMS

EXTENDED LEGACY PROGRAM

The Extended Legacy Program, if available, can allow a Beneficiary to an existing contract issued by the Company to take the death benefit amount in the form of withdrawals over a longer period of time, with the flexibility to withdraw more than the IRS required minimum distribution. The Beneficiary may elect the Extended Legacy Program on the Death Claim Form. The Extended Legacy Guide includes important information regarding the program offered to Beneficiaries on or after September 20, 2010. The Extended Legacy Guide may be requested from the Annuity Service Center.

We will send the Beneficiary a prospectus which describes the investment options and administrative features available under the Extended Legacy Program along with the Extended Legacy Guide. The prospectus that the Beneficiary will receive may be for a different product than the original Owner purchased. Upon election of the Extended Legacy Program, the contract continues in the original Owner's name for the benefit of the Beneficiary. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after the Owner's death. Payments must begin no later than the first anniversary of death for Non-Qualified contracts or December 31st of the year following the year of death for IRAs. Your Beneficiary cannot participate in the Extended Legacy Program if he/she has already elected another settlement option.

If the Beneficiary elects to participate in this program and the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value.

There are certain restrictions applicable to the Extended Legacy Program. The Extended Legacy Program cannot be elected with rollover contracts from other companies. No Purchase Payments are permitted. Living Benefits and Death Benefits that may have been elected by the original Owner are not available and any charges associated with these features will no longer be deducted. In the event of the Beneficiary's death, any remaining contract value will be paid to the person(s) named by the Beneficiary. The contract may not be assigned and ownership may not be changed or jointly owned.

We may offer Variable Portfolios currently available under the Separate Account to the Beneficiary upon election of the Extended Legacy Program. These Variable Portfolios may differ from those available to the original Owner; in addition, the Variable Portfolios may be of a different share class subject to higher 12b-1 fees. The Beneficiary may transfer funds among the Variable Portfolios. Any Fixed Accounts that may have been available to the original Owner will no longer be available for investment to the Beneficiary.

If the Beneficiary elects the Extended Legacy Program, we will charge a lower annual Separate Account Charge of 1.15%. This charge is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios. The Beneficiary may withdraw all or a portion of the contract value at any time and withdrawals are not subject to withdrawal charges. Additionally, the Beneficiary may choose to participate in the Systematic Withdrawal Program and the Automatic Asset Rebalancing Program.

Beneficiaries that elected the Extended Legacy Program prior to September 20, 2010 will continue to be charged the same Separate Account Charge as described above under SEPARATE ACCOUNT EXPENSES and will continue to be offered the same Variable Portfolios available in this prospectus.

5-YEAR SETTLEMENT OPTION

The Beneficiary may also elect to receive the death benefit under a 5-year settlement option. The Beneficiary may take withdrawals as desired, but the entire contract value must be distributed by December 31st of the year containing the fifth anniversary of death. For IRAs, the 5-year settlement option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the original Owner reaches the age of 70 1/2).

INHERITED ACCOUNT PROGRAM

The Inherited Account Program, if available, can allow a beneficiary of another company's annuity contract to transfer their inherited IRA or inherited Non-Qualified deferred annuity to fund a new contract issued by the Company. The beneficiary of the transferred contract may elect the Inherited Account Program on the Inherited Account and Required Minimum Distribution Election Form along with a new contract application. The beneficiary of the transferred contract becomes the Owner of the contract issued by us.

There are certain restrictions applicable to the Inherited Account Program. No Purchase Payments are permitted after the contract has been issued. Optional Living Benefits cannot be elected under the Inherited Account Program. The contract may not be assigned and ownership may not be changed or jointly owned.

The Internal Revenue Code requires minimum distributions from inherited IRAs and inherited Non-Qualified annuity contracts. Once the contract is issued, a systematic withdrawal program must be established and cannot be terminated.

The contract issued is subject to the same fees and charges applicable to any Owner of the contract, including withdrawal charges. All Variable Portfolios and available Fixed Accounts offered by the contract are available for investment. You may transfer funds among the investment options. Upon your death, your designated Beneficiary will receive the standard death benefit, unless you elect an optional death benefit at contract issue, for an additional fee.

PLEASE CONSULT A QUALIFIED ADVISER REGARDING TAX IMPLICATIONS ABOUT YOUR PARTICULAR CIRCUMSTANCES IF YOU ARE CONSIDERING ONE OF THESE BENEFICIARY CONTINUATION OPTIONS.

DEATH BENEFIT DEFINED TERMS

The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We determine Net Purchase Payments as Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal.

The term "Withdrawal Adjustment" is used, if you have elected a Living Benefit, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when you take a withdrawal and the amount of the withdrawal. If cumulative withdrawals for the current contract year are taken prior to your 81st birthday and are less than or equal to the Maximum Annual Withdrawal Amount, the amount of adjustment will equal the amount of each withdrawal. If a withdrawal is taken prior to your 81st birthday and cumulative withdrawals for the current contract year are in excess of the Maximum Annual Withdrawal Amount, the contract value and the death benefit are first reduced by the Maximum Annual Withdrawal Amount. The resulting death benefit is further adjusted by the withdrawal amount in excess of the Maximum Annual Withdrawal Amount by the percentage by which the Excess Withdrawal reduced the resulting contract value. If a withdrawal is taken on or after your 81st birthday, the amount of adjustment is determined by the percentage by which the withdrawal reduced the contract value.

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.


The Company does not accept Purchase Payments from anyone age 86 or older. Therefore, the death benefit calculations assume that no Purchase Payments are received on or after your 86th birthday.

DEATH BENEFIT OPTIONS

The standard death benefit and the optional Maximum Anniversary Value death benefit are calculated differently depending on whether you have also elected one of the Living Benefits described above.

STANDARD DEATH BENEFIT

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT WITHOUT ELECTION OF A LIVING
BENEFIT:

The standard death benefit is the greater of:

     1. Contract value; or

     2. Net Purchase Payments.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT WITH ELECTION OF A LIVING
BENEFIT:

The standard death benefit is the greater of:

     1. Contract value; or

     2. Purchase Payments reduced by:

          a. any Withdrawal Adjustments, as defined above, if the Living Benefit has not been terminated: or

          b. any Withdrawal Adjustments, as defined above, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

THE FOLLOWING IS A DESCRIPTION OF THE MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT OPTION FOR CONTRACTS ISSUED ON OR AFTER MAY 1, 2009.

For an additional fee, you may elect the optional Maximum Anniversary Value death benefit described below which can provide greater protection for your beneficiaries. You may only elect the optional Maximum Anniversary Value death benefit at the time you purchase your contract and you cannot change your election thereafter at any time. The fee for the optional Maximum Anniversary Value death benefit is 0.25% of the average daily net asset value allocated to the Variable Portfolios. You may pay for the optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase. The Maximum Anniversary Value death benefit can only be elected prior to your 81st birthday.

THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF A LIVING BENEFIT:

The death benefit is the greatest of:

     1. Contract value; or

     2. Net Purchase Payments; or

     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, plus Purchase Payments received since that anniversary; and reduced for any withdrawals since that anniversary in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal. The anniversary value for any year is equal to the contract value on the applicable contract anniversary.

THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF A LIVING BENEFIT:

The death benefit is the greatest of:

     1. Contract value; or

     2. Purchase Payments reduced by:

          a. any Withdrawal Adjustments, if the Living Benefit has not been terminated: or

          b. any Withdrawal Adjustments, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, plus Purchase Payments received since that contract anniversary; and reduced by:

          a. any Withdrawal Adjustments since that contract anniversary, if the Living Benefit has not been terminated: or

          b. any Withdrawal Adjustments since that contract anniversary, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          The anniversary value for any year is equal to the contract value on the applicable anniversary.

SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. However, Domestic Partners, Same-Sex Spouses and non-spousal joint Owners who jointly own or are Beneficiaries of a contract should consult with their tax adviser and/or financial representative as they are not eligible for spousal continuation under the contract as allowed by the IRC. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original Owner of the contract. A spousal continuation can only take place once, upon the death of the original Owner of the contract.

The Continuing Spouse may not terminate the optional Maximum Anniversary Value death benefit.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original Owner.

Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original Owner, exceeds the contract value as of the Good Order date ("Continuation Contribution"), if any. We will add any Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original Owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the contract. PLEASE SEE THE SPOUSAL CONTINUATION APPENDIX FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS UPON A CONTINUING SPOUSE'S DEATH.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE FOR INFORMATION ON THE EFFECT OF SPOUSAL CONTINUATION ON THESE BENEFITS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    EXPENSES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

There are fees and expenses associated with your contract which reduce your investment return. We will not increase certain contract fees, such as mortality and expense charges or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease. Some states may require that we charge less than the amounts described below. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX FOR STATE-SPECIFIC EXPENSES.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The annualized Separate Account expense is 1.30% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

WITHDRAWAL CHARGES

The contract provides a free withdrawal amount every contract year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract.

We apply a withdrawal charge against each Purchase Payment you contribute to the contract. After a Purchase Payment has been in the contract for 7 complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedule is as follows:

WITHDRAWAL CHARGE FOR CONTRACTS ISSUED JULY 18, 2011 AND AFTER:


-----------------------------------------------------------------------------------------------------------------------
YEARS SINCE
PURCHASE
PAYMENT
RECEIPT               1            2            3            4            5            6            7            8+
-----------------------------------------------------------------------------------------------------------------------
WITHDRAWAL
CHARGE                8%           7%           6%           5%           4%           3%           2%           0%
-----------------------------------------------------------------------------------------------------------------------



When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.

If you take a partial withdrawal, you can choose whether any applicable withdrawal charges are deducted from the amount withdrawn or from the contract value remaining after the amount withdrawn. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.

We will not assess a withdrawal charge when we pay a death benefit, assess contract fees and/or when you switch to the Income Phase.

Withdrawals made prior to age 59 1/2 may result in tax penalties. PLEASE SEE TAXES BELOW.

UNDERLYING FUND EXPENSES

INVESTMENT MANAGEMENT FEES

Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Funds. The Accumulation Unit value for Variable Portfolios that invest in Feeder Funds also will reflect the investment management fee and other expenses of the corresponding Master Fund in which the Feeder Funds invest. These fees may vary. They are not fixed or specified in your annuity contract, rather the Underlying Funds are governed by their own boards of trustees.

12b-1 FEES

Certain Underlying Funds available in this product, including the Feeder Funds, assess a 12b-1 fee of 0.25% of the average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.

There is an annualized 0.25% fee applicable to Class 3 shares of Anchor Series Trust, Seasons Series Trust and SunAmerica Series Trust, Class 2 shares of Franklin Templeton Variable Insurance Products Trust, and Series II shares of AIM Invesco Insurance Funds (Invesco Variable Insurance Funds). This amount is generally used to pay financial intermediaries for services provided over the life of your contract.

The 12b-1 fees compensate us for costs associated with the servicing of these shares, including, but not limited to, reimbursing us for expenditures we make to registered representatives in selling firms for providing services to contract owners who are indirect beneficial owners of these shares and for maintaining contract owner accounts.

FOR MORE DETAILED INFORMATION ON THESE UNDERLYING FUND FEES, PLEASE REFER TO THE TRUST PROSPECTUSES.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we deduct a contract maintenance fee of $50 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. The fee is deducted proportionately from your contract value on your contract anniversary by redeeming the number of Accumulation Units invested in the Variable Portfolios and the dollar amount invested in available Fixed Accounts which in total equal the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $75,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

If you purchased your contract prior to July 18, 2011, the contract maintenance fee is $35 ($30 in New York, New Mexico and North Dakota) and the fee may be waived if the contract value is $50,000 or more.

TRANSFER FEE

We permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year.

OPTIONAL LIVING BENEFIT FEES

The Living Benefit fees will be calculated as a percentage of the Income Base for all years in which the Living Benefits are in effect. The fee depends on whether you elect to cover one or two lives.

The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios and the value in the Fixed Accounts, which in total equals the amount of the fee. If your contract value is reduced to zero before the Living Benefit has been cancelled, the fee will no longer be assessed.

We will not assess a quarterly fee if you annuitize your contract or if a death benefit is paid before the end of the Benefit Quarter. If the Living Benefit is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee applicable to the Benefit Quarter in which the surrender occurs if you surrender your contract before the end of a Benefit Quarter. The pro-rata fee is calculated by multiplying the fee by the number of days between the date the fee was last assessed and the date of surrender, divided by the number of days between the prior and the next Benefit Quarter Anniversaries.

OPTIONAL SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER LIVING BENEFIT FEE

----------------------------------------------------------------------------
                                                                   MAXIMUM
                                                                 ANNUALIZED
                                                                  FEE RATE
                                                                 DECREASE OR
                                                                  INCREASE
                         INITIAL       MAXIMUM       MINIMUM        EACH
      NUMBER OF        ANNUAL FEE    ANNUAL FEE    ANNUAL FEE      BENEFIT
   COVERED PERSONS        RATE          RATE          RATE        QUARTER*
----------------------------------------------------------------------------
 One Covered Person       1.10%         2.20%         0.60%       +/-0.25%
----------------------------------------------------------------------------
 Two Covered Persons      1.35%         2.70%         0.60%       +/-0.25%
----------------------------------------------------------------------------


* The fee rate can decrease or increase no more than 0.0625% each quarter (0.25%/ 4).

The Initial Annual Fee Rate is guaranteed not to change for the first Benefit Year. Subsequently, the fee rate may change quarterly subject to the parameters identified in the table above. After the first Benefit Year, on each "Benefit Quarter Anniversary," we will (1) deduct the fee in effect for the previous Benefit Quarter; and (2) determine the fee rate applicable to the next Benefit Quarter. Any fee adjustment is based on a non-discretionary formula tied to the change in VIX. In general, as the average value of the VIX decreases or increases, your fee rate will decrease or increase accordingly, subject to the minimums and maximum identified in the table above. PLEASE SEE APPENDIX
C -- FORMULA FOR CALCULATING AND EXAMPLE OF THE SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER FEE BELOW.

OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT FEE

The fee for the optional Maximum Anniversary Value death benefit is 0.25% of the average daily ending net asset value allocated to the Variable Portfolio(s).

PREMIUM TAX

Certain states charge the Company a tax on Purchase Payments up to a maximum of 3.5%. These states permit us to either deduct the premium tax when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW for a listing of the states that charge premium taxes, the percentage of the tax and distinctions in impact on Qualified and Non-Qualified contracts.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described. Currently, the Company credits an additional amount to contracts sold to the following groups: (1) employees of the Company and its affiliates, and their immediate family members; (2) appointed agents and registered representatives of broker-dealers that sell the Company's and its affiliates' variable contracts, and the agents' and registered representatives' immediate family members; (3) trustees of mutual funds offered in the Company's and its affiliates' variable contracts. The additional amount credited to a contract sold to one of the above individuals will generally equal the commission payable on the initial purchase payment for the contract. This means that the additional amount will generally be in the range of 1.50% to 7.75% of the initial Purchase Payment.

Certain broker-dealers may limit crediting this additional amount to employees only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

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            PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT
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PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.

COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The

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

selling firms have entered into written selling agreements with the Company and SunAmerica Capital Services, Inc. ("SACS"), the distributor of the contracts. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 7.75% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.50% of contract value annually.

The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives' compensation.

ADDITIONAL CASH COMPENSATION. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation ("revenue sharing"). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold contracts. Sales-based payments primarily create incentives to make new sales of contracts.

These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm's registered representatives about our contracts, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our contracts. The amount of these fees may be tied to the anticipated level of our access in that selling firm.

We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our contracts.

If allowed by his or her selling firm, a registered representative or other eligible person may purchase a contract on a basis in which an additional amount is credited to the contract. PLEASE SEE REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED ABOVE.

We provide a list of firms to whom we paid annual amounts greater than $5,000 under these revenue sharing arrangements in 2011 in the Statement of Additional Information which is available upon request.

We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the contract. We hope to benefit from these revenue sharing arrangements through increased sales of our contracts and greater customer service support.

Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a contract and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this contract.

NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.

PAYMENTS WE RECEIVE

We may directly or indirectly receive revenue sharing payments from the Trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Underlying Funds (and classes of shares of such Underlying Funds) that make such payments to us. Other Underlying Funds (or available classes of shares) may have lower fees and better overall investment performance. Not all Trusts pay the same amount of revenue sharing. Therefore, the amount of fees we collect may be greater or smaller based on the Underlying Funds you select.

We generally receive three kinds of payments described below.

RULE 12b-1 OR SERVICE FEES. We receive 12b-1 fees of up to 0.25% or service fees of up to 0.50% of the average daily net assets in certain Underlying Funds, including the Feeder

Funds. These fees are deducted directly from the assets of the Underlying Funds with the exception of the Managed Allocation Portfolios. The Managed Allocation Portfolios, which are structured as Fund-of-Funds, are not subject to 12b-1 fees but indirectly bear the expenses of the Underlying Funds, including the 12b-1 fees, in which they invest. PLEASE SEE EXPENSES ABOVE.


ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation of up to 0.50% annually based on assets under management from certain Trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds or wholly from the assets of the Underlying Funds. Contract Owners, through their indirect investment in the Trusts, bear the costs of these investment management fees, which in turn will reduce the return on your investment. These amounts are generally based on assets under management from certain Trusts' investment advisers or their affiliates and vary by Trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others. Such amounts received from SAAMCo, a wholly-owned subsidiary of AGL, are not expected to exceed 0.50% annually based on assets under management.


OTHER PAYMENTS. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Underlying Funds in the contract. These amounts are paid voluntarily and may provide such advisers, subadvisers and/or distributors access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the adviser's, subadviser's or distributor's participation.

In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

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                             ANNUITY INCOME OPTIONS
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THE INCOME PHASE

WHAT IS THE INCOME PHASE?

During the Income Phase, we use the money accumulated in your contract to make regular payments to you. This is known as "annuitizing" your contract. At this point, the Accumulation Phase ends. You will no longer be able to take withdrawals of contract value and all other features and benefits of your contract will terminate, including your ability to surrender your contract.

BEGINNING THE INCOME PHASE IS AN IMPORTANT EVENT. YOU HAVE DIFFERENT OPTIONS AVAILABLE TO YOU. YOU SHOULD DISCUSS YOUR OPTIONS WITH YOUR FINANCIAL REPRESENTATIVE AND/OR TAX ADVISOR SO THAT TOGETHER YOU MAY MAKE THE BEST DECISION FOR YOUR PARTICULAR CIRCUMSTANCES.

WHEN DOES THE INCOME PHASE BEGIN?

Generally, you can annuitize your contract any time after your second contract anniversary ("Annuity Date") and on or before the Latest Annuity Date, defined below, by completing and mailing the Annuity Option Selection Form to our Annuity Service Center.

If you do not request to annuitize your contract on the Annuity Date of your choice, your contract will be annuitized on the Latest Annuity Date, except as specified below for contracts issued in New York. If your contract is jointly owned, the Latest Annuity Date is based on the older Owner's date of birth. Your Latest Annuity Date is defined as the first business day of the month following your 95th birthday. For contracts issued in the state of New York prior to April 30, 2012, we have extended the Accumulation Phase to the first business day of the month following your 95th birthday.

HOW DO I ELECT TO BEGIN THE INCOME PHASE?

You must select one of the annuity income payment options, listed below, that best meets your needs by mailing a completed Annuity Option Selection Form to our Annuity Service Center. If you do not select an annuity income payment option, your contract will be annuitized in accordance with the default annuity income payment option specified under Annuity Income Options below.

WHAT IS THE IMPACT ON THE LIVING AND DEATH BENEFITS IF I ANNUITIZE?

Upon annuitizing the contract, the death benefit will terminate. In addition, upon annuitizing, any guaranteed withdrawals under a Living Benefit feature will cease and will be replaced by the annuity income payments. If your contract value is reduced to zero prior to annuitization as a result of receiving guaranteed withdrawals under a Living Benefit feature, your remaining payments under the Living Benefit feature will be paid to you as an annuity. PLEASE SEE OPTIONAL LIVING BENEFITS AND DEATH BENEFITS ABOVE.

ANNUITY INCOME OPTIONS

You must send a written request to our Annuity Service Center to select an annuity income option. Once you begin receiving annuity income payments, you cannot change your annuity income option. If you elect to receive annuity income payments but do not select an annuity income option, your annuity income payments shall be in accordance with Option

4 for a period of 10 years; for annuity income payments based on joint lives, the default is Option 3 for a period of 10 years.

We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. In most contracts, the Owner and Annuitant are the same person. The Owner may change the Annuitant if different from the Owner at any time prior to the Annuity Date. The Owner must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new Annuitant election, the Owner may not select an annuity income option based on the life of the Annuitant.

If the contract is owned by a non-natural Owner, the Annuitant cannot be changed after the contract has been issued and the death of the Annuitant will trigger the payment of the death benefit.

ANNUITY INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

ANNUITY INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

ANNUITY INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account separate account charges which includes a mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please see the Statement of Additional Information for a more detailed discussion of the annuity income options.

PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE FOR ANNUITY INCOME OPTIONS AVAILABLE UNDER THE LIVING BENEFIT FEATURES.

FIXED OR VARIABLE ANNUITY INCOME PAYMENTS

You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both Fixed Accounts and Variable Portfolios when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.

ANNUITY INCOME PAYMENTS

We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.


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If you are invested in the Variable Portfolios after the Annuity Date, your annuity income payments vary depending on the following:

     - for life income options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. PLEASE SEE ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.

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                                      TAXES
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THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS BASED ON THE
INTERNAL REVENUE CODE ("IRC"), TREASURY REGULATIONS AND INTERPRETATIONS EXISTING AS OF THE DATE OF THIS PROSPECTUS AND GENERALLY DOES NOT ADDRESS STATE OR LOCAL TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE, NOR DOES IT INCLUDE ALL THE FEDERAL TAX RULES THAT MAY AFFECT YOU AND YOUR CONTRACT. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES FROM A QUALIFIED TAX ADVISOR. WE DO NOT GUARANTEE THE TAX STATUS OR TREATMENT OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. FEDERAL INCOME TAX TREATMENT OF THE CONTRACT IS SOMETIMES UNCERTAIN AND CONGRESS, THE INTERNAL REVENUE SERVICE ("IRS") AND/OR THE COURTS MAY MODIFY TAX LAWS AND TREATMENT RETROACTIVELY. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

The IRC provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investment arrangements that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules and tax treatment apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under an employer-sponsored retirement plan, or an Individual Retirement Account or Annuity ("IRA"), your contract is referred to as a Non-Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your Non-Qualified contract.

If you purchase your contract under a qualified employer-sponsored retirement plan or an IRA, your contract is referred to as a Qualified contract.

Examples of qualified plans or arrangements are: traditional (pre-tax) IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) deferred compensation plans. Typically, for employer plans and tax deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

AGGREGATION OF CONTRACTS

Federal tax rules generally require that all Non-Qualified contracts issued after October 21, 1988 by the same company to the same policyholder during the same calendar year will be treated as one annuity contract for purposes of determining the taxable amount upon distribution.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make partial or total withdrawals from a Non-Qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other Purchase Payments and earnings in the contract. If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

     - after attaining age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - under an immediate annuity contract;

     - when attributable to Purchase Payments made prior to August 14, 1982.

On March 30, 2010, the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ("MAGI") ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person (see Contracts Owned by a Trust or Corporation). This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

A transfer of contract value to another annuity contract generally will be tax reported as a distribution unless we have sufficient information to confirm that the transfer qualifies as an exchange under IRC Section 1035 (a "1035 exchange").

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax amounts permitted under the employer's plan.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for qualifying higher education expenses or first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

     - The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.


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The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA) contract. Generally, withdrawals can only be made when an Owner: (1) reaches age 59 1/2; (2) severs employment with the employer;
(3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA contract as of December 31, 1988 are not subject to these restrictions except as otherwise imposed by the plan.

Qualifying transfers (including intra-plan exchanges) of amounts from one TSA contract or account to another TSA contract or account, and qualifying transfers to a state defined benefit plan to purchase service credits, where permitted under the employer's plan, generally are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred to a contract with lesser IRC withdrawal limitations than the account from which it is transferred, the more restrictive withdrawal limitations will continue to apply.

Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the plan, the Code, regulations, IRS pronouncements, and other applicable legal authorities.

On July 26, 2007, the Department of the Treasury published final 403(b) regulations that were largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. Subsequent IRS guidance and/or the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased. Effective January 1, 2009, the Company no longer accepts new premiums (including contributions, transfers and exchanges) into new or existing 403(b) contracts. You may wish to discuss the new regulations and/or the general information above with your tax adviser.

Withdrawals from other Qualified contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

REQUIRED MINIMUM DISTRIBUTIONS

Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own a traditional IRA, you must begin receiving minimum distributions by April 1 of the calendar year following the calendar year in which you reach age 70 1/2. If you choose to delay your first distribution until the year after the year in which you reach 70 1/2 or separate from service, as applicable, then you will be required to withdraw your second required minimum distribution on or before December 31 in that same year. For each year thereafter, you must withdraw your required minimum distribution by December 31.

If you own more than one IRA, you may be permitted to take your annual distributions in any combination from your IRAs. A similar rule applies if you own more than one TSA. However, you cannot satisfy this distribution requirement for your IRA contract by taking a distribution from a TSA, and you cannot satisfy the requirement for your TSA by taking a distribution from an IRA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax adviser for more information. You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax adviser concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

IRS regulations require that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and/or living benefits. As a result, if you request a minimum distribution calculation, or if one is otherwise required to be provided, in those specific circumstances where this requirement applies, the calculation may be based upon a value that is greater than your contract value, resulting in a larger required minimum distribution. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax adviser.

TAX TREATMENT OF DEATH BENEFITS

The taxable amount of any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefit is paid as lump sum or annuity income payments. Estate taxes may also apply.

Enhanced death benefits are used as investment protection and are not expected to rise to any adverse tax effects. However, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2, unless another exception applies.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

TAX TREATMENT OF OPTIONAL LIVING BENEFITS

Generally, we will treat amounts credited to the contract value under the optional living benefit guarantees, for income tax purposes, as earnings in the contract. Payments in accordance with such guarantees after the contract value has been reduced to zero may be treated for tax purposes as amounts received as an annuity, if the other requirements for such treatment are satisfied. All payments or withdrawals after cost basis has been reduced to zero, whether or not under such a guarantee, will be treated as taxable amounts. If available and you elect an optional living benefit, the application of certain tax rules, including those rules relating to distributions from your contract, are not entirely clear. Such benefits are not intended to adversely affect the tax treatment of distributions or of the contract. However, you should be aware that little guidance is available. You should consult a tax adviser before electing an optional living benefit.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation or other owner that is not a natural person ("Non-Natural Owner") that is considering purchasing this contract should consult a tax adviser.

Generally, the IRC does not confer tax-deferred status upon a Non-Qualified contract owned by a Non-Natural Owner for federal income tax purposes. Instead in such cases, the Non-Natural Owner pays tax each year on the contract's value in excess of the owner's cost basis, and the contract's cost basis is then increased by a like amount. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. Please see the Statement of Additional Information for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-Qualified annuity contract.

GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT

If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. Please see the Statement of Additional Information for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

DIVERSIFICATION AND INVESTOR CONTROL

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the Underlying Funds must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable

Portfolios under your Non-Qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-Qualified contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE DISTRIBUTOR

SunAmerica Capital Services, Inc. ("SACS"), Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. SACS, an affiliate of the Company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). No underwriting fees are retained by SACS in connection with the distribution of the contracts.

THE COMPANY




AMERICAN GENERAL LIFE INSURANCE COMPANY



American General Life Insurance Company ("AGL") is a stock life insurance company organized under the laws of the state of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.



Effective December 31, 2012, SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), an affiliate of AGL, merged with and into AGL ("AGL Merger"). Before the AGL Merger, contracts in all states except New York were issued by SunAmerica Annuity. Upon the AGL Merger, all contractual obligations of SunAmerica Annuity became obligations of AGL. Accordingly, all references in the prospectus to SunAmerica Annuity as the issuer of the Contracts and owner of the separate account assets are amended to refer to AGL.



The AGL Merger did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the Company that provides your contract benefits from SunAmerica Annuity to AGL. You will receive a contract endorsement from AGL that reflects the change from SunAmerica Annuity to AGL. The AGL Merger also did not result in any adverse tax consequences for any contract Owners.



Until we update all the forms to reflect the SunAmerica Annuity merger into AGL, we may provide you with forms, statements or reports that still reflect SunAmerica Annuity as the issuer. You may also contact AGL at its Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone
Number: (800) 445-7862.



THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK



The United States Life Insurance Company in the City of New York ("US Life") is a stock life insurance company organized under the laws of the state of New York on February 25, 1850. Its home office is One World Financial Center, 200 Liberty Street, New York, New York 10281. US Life conducts life insurance and annuity business primarily in the state of New York.



Effective December 31, 2011, First SunAmerica Life Insurance Company ("First SunAmerica"), a former affiliate of US Life, merged with and into US Life ("US Life Merger"). Before the US Life Merger, contracts in New York were issued by First SunAmerica. Upon the US Life Merger, all contractual obligations of First SunAmerica became obligations of US Life.



The US Life Merger did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the Company that provides your contract benefits from First SunAmerica to US Life. The US Life Merger also did not result in any adverse tax consequences for any contract Owners.


OWNERSHIP STRUCTURE OF THE COMPANY


AGL and US Life are indirect, wholly owned subsidiaries of American International Group, Inc. ("AIG"), a Delaware corporation.

AGL and US Life are regulated for the benefit of policy owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL and US Life are required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require AGL and US Life to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL's and US Life's operations.



AIG is a leading international insurance organization serving customers in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.



On September 22, 2008, AIG entered into a revolving credit facility ("FRBNY Credit Facility") with the Federal Reserve Bank of New York ("NY Fed"). On January 14, 2011, AIG completed a series of integrated transactions (the "Recapitalization") to recapitalize AIG. In the Recapitalization, AIG repaid the NY Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY Credit Facility, and the facility was terminated. As a result of the Recapitalization, AIG was controlled by the Department of Treasury. As of December 14, 2012, the Department of Treasury sold its remaining shares of AIG Common Stock.


The transactions described above do not alter our obligations to you. More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. For information on how to locate these documents, SEE FINANCIAL STATEMENTS, BELOW.

OPERATION OF THE COMPANY


The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial and insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, terms and conditions of competing financial and insurance products and the relative value of such brands.



The Company is exposed to market risk, interest rate risk, contract owner behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to death and living guaranteed benefits on the Company's financial and insurance products, as well as reduced fee income in the case of assets held in separate accounts, where applicable. These guaranteed benefits are sensitive to equity market and other conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets or as a result of other factors. The Company has treaties to reinsure a portion of the guaranteed minimum income benefits and guaranteed death benefits for equity and mortality risk on some of its older contracts. Such risk mitigation may or may not reduce the volatility of net income and capital and surplus resulting from equity market volatility.


The Company is regulated for the benefit of contract owners by the insurance regulator in its state of domicile; and also by all state insurance departments where it is licensed to conduct business. The Company is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require the Company to maintain additional surplus to protect against a financial impairment the amount of which is based on the risks inherent in the Company's operations.

THE SEPARATE ACCOUNT


Before December 31, 2012, Variable Separate Account was a separate account of SunAmerica Annuity, originally established under Arizona law on January 1, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981. On December 31, 2012, and in conjunction with the merger of AGL and SunAmerica Annuity, Variable Separate Account was transferred to and became a separate account of AGL under Texas law. It may be used to support the contract and other variable annuity contracts, and used for other permitted purposes.


Before December 31, 2011, FS Variable Separate Account was a separate account of First SunAmerica, originally established under New York law on September 9, 1994. On December 31, 2011, and in conjunction with the merger of US Life and First SunAmerica, FS Variable Separate Account was transferred to and became a separate account of US Life under New York law.

These Separate Accounts are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended.

Purchase Payments you make that are allocated to the Variable Portfolios are invested in the Separate Account. The Company owns the assets in the Separate Account and invests them on your behalf, according to your instructions. Purchase Payments invested in the Separate Account are not guaranteed and will fluctuate with the value of the Variable Portfolios you select. Therefore, you assume all of the investment risk for contract value allocated to the Variable Portfolios. These assets are kept separate from our General Account and may not be charged with liabilities arising from any other business we may conduct. Additionally, income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.


You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these dividends through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract Owners.


THE GENERAL ACCOUNT

Obligations that are paid out of the Company's general account ("General Account") include any amounts you have allocated to available Fixed Accounts and the Secure Value Account, including any interest credited thereon, and amounts owed under your contract for death and/or living benefits which are in excess of portions of contract value allocated to the Variable Portfolios. The obligations and guarantees under the contract are the sole responsibility of the Company. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments.

The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the living benefits available in your contract, we also manage interest rate and certain market risk through a hedging strategy in the portfolio and we may require that those who elect a living benefit allocate their Purchase Payments in accordance with specified investment parameters.

FINANCIAL STATEMENTS

The financial statements described below are important for you to consider. Information about how to obtain these financial statements is also provided below.

THE COMPANY AND THE SEPARATE ACCOUNT

The financial statements of the Company and the Separate Account are required to be provided because you must look to those entities directly to satisfy our obligations to you under the Contract.

INSTRUCTIONS TO OBTAIN FINANCIAL STATEMENTS

The financial statements of the Company, Separate Account and AIG are available by requesting a free copy of the Statement of Additional Information by calling
(800) 445-7862 or by using the request form on the last page of this prospectus.


We encourage both existing and prospective contract Owners to read and understand the financial statements.


You can also inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281

To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:

By Mail:
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 445-7862

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (800) 445-7862, if you have any comments, questions or service requests.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions for your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations. It is your responsibility to review these documents carefully and notify our Annuity Service Center of any inaccuracies immediately. We investigate all inquiries. Depending on the facts and circumstances, we may retroactively adjust your contract, provided you notify us of your concern within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error. If you fail to notify our Annuity Service Center of any mistakes or inaccuracy within 30 days of receiving the transaction confirmation or quarterly statement, we will deem you to have ratified the transaction.

LEGAL PROCEEDINGS




The Company has received industry-wide regulatory inquiries, including a multi-state audit and market conduct examination covering compliance with unclaimed property laws and a directive from the New York Department of Financial Services regarding claims settlement practices and other related state regulatory inquiries. In the three months ended September 30, 2012, the Company, together with its life insurance company affiliates, worked to resolve multi-state examinations relating to the handling of unclaimed property and the use of the Social Security Administration Death Master File ("SSDMF") to identify death claims that have not been submitted to the Company or its insurance company affiliates, as the case may be, in the normal course of business. The final settlement of these examinations was announced on October 22, 2012. The Company is taking enhanced measures to, among other things, routinely match policyholder records with the SSDMF to determine if its insured parties, annuitants, or retained account holders have died and locate beneficiaries when a claim is payable.



Although the Company has reached final settlement on the multi-state examinations, it is possible that the settlement remediation requirements and/or remaining inquiries and other regulatory activity could result in the payment of additional death claims and additional escheatment of funds deemed abandoned under state laws. The Company believes that it has adequately reserved for such claims as of December 31, 2012, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate.



In addition, the state of West Virginia has two lawsuits pending against the Company relating to alleged violations of the West Virginia Uniform Unclaimed Property Act, in connection with policies issued by the Company and by American General Life and Accident Insurance Company (which merged into the Company on December 31, 2012). The State of West Virginia has also filed similar lawsuits against other insurers.



In addition, the Company invested a total of $490.7 million in WG Trading Company, L.P. ("WG Trading") in two separate transactions. The Company received back a total amount of $567.2 million from these investments. In August 2010, a court-appointed Receiver filed a lawsuit against the Company and other defendants seeking to recover any funds distributed in excess of the entities' investments. The Receiver asserts that WG Trading and WG Trading Investors, L.P. were operated as a "ponzi" scheme.



There are no pending legal proceedings affecting Variable Separate Account and FS Variable Separate Account. Various lawsuits against AGL and US Life have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of AGL and US Life, such as through financial examinations, market conduct exams or regulatory inquiries. As of December 31, 2012, the Company believes it is not likely that contingent liabilities arising from the above matters will have a material adverse effect on the financial condition of the Company.


REGISTRATION STATEMENTS

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   CONTENTS OF
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 445-7862. The table of contents of the SAI is listed below.


Separate Account and the Company
General Account
Master-Feeder Structure
Information Regarding the Use of the Volatility Index ("VIX")
Performance Data
Annuity Income Payments
Annuity Unit Values
Taxes
Broker-Dealer Firms Receiving Revenue Sharing Payments
Distribution of Contracts
Financial Statements

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                  APPENDIX A - CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
          AGL (FORMERLY SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY)
                         (IN ALL STATES EXCEPT NEW YORK)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                                   FISCAL YEAR     FISCAL YEAR
                                                                    INCEPTION         ENDED           ENDED
VARIABLE PORTFOLIOS                                                TO 12/31/09      12/31/10        12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
AGGRESSIVE GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$5.307      (a)$7.064       (a)$8.428
                                                                   (b)$5.306      (b)$7.017       (b)$8.316
          Ending AUV...........................................    (a)$7.064      (a)$8.428       (a)$8.134
                                                                   (b)$7.017      (b)$8.316       (b)$7.974
          Ending Number of AUs.................................    (a)8,651       (a)67,576       (a)211,903
                                                                   (b)5,560       (b)7,075        (b)7,075
--------------------------------------------------------------------------------------------------------------
ALLIANCE GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.466      (a)$9.759       (a)$10.592
                                                                   (b)$7.464      (b)$9.664       (b)$10.374
          Ending AUV...........................................    (a)$9.759      (a)$10.592      (a)$10.189
                                                                   (b)$9.664      (b)$10.374      (b)$9.892
          Ending Number of AUs.................................    (a)4,893       (a)31,223       (a)110,822
                                                                   (b)14          (b)14           (b)940
--------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS ASSET ALLOCATION SAST - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.675      (a)$9.248       (a)$10.223
                                                                   (b)$7.673      (b)$9.139       (b)$10.026
          Ending AUV...........................................    (a)$9.248      (a)$10.223      (a)$10.190
                                                                   (b)$9.139      (b)$10.026      (b)$9.929
          Ending Number of AUs.................................    (a)18,473      (a)661,124      (a)1,396,870
                                                                   (b)13          (b)17,259       (b)46,165
--------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL GROWTH SAST - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.598      (a)$10.333      (a)$11.362
                                                                   (b)$7.597      (b)$10.269      (b)$11.219
          Ending AUV...........................................    (a)$10.333     (a)$11.362      (a)$10.190
                                                                   (b)$10.269     (b)$11.219      (b)$9.996
          Ending Number of AUs.................................    (a)214,389     (a)2,106,282    (a)5,656,679
                                                                   (b)23,265      (b)75,062       (b)141,456
--------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GROWTH-INCOME SAST - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.835      (a)$8.697       (a)$9.535
                                                                   (b)$6.833      (b)$8.645       (b)$9.417
          Ending AUV...........................................    (a)$8.697      (a)$9.535       (a)$9.210
                                                                   (b)$8.645      (b)$9.417       (b)$9.037
          Ending Number of AUs.................................    (a)53,285      (a)525,164      (a)1,586,603
                                                                   (b)19,758      (b)76,473       (b)106,740
--------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GROWTH SAST - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.814      (a)$8.806       (a)$10.285
                                                                   (b)$6.812      (b)$8.754       (b)$10.158
          Ending AUV...........................................    (a)$8.806      (a)$10.285      (a)$9.688
                                                                   (b)$8.754      (b)$10.158      (b)$9.506
          Ending Number of AUs.................................    (a)157,882     (a)1,025,186    (a)2,542,152
                                                                   (b)28,050      (b)100,608      (b)119,281
--------------------------------------------------------------------------------------------------------------
ASSET ALLOCATION - AST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$8.501      (a)$10.300      (a)$11.546
                                                                   (b)$8.499      (b)$10.167      (b)$11.283
          Ending AUV...........................................    (a)$10.300     (a)$11.546      (a)$11.474
                                                                   (b)$10.167     (b)$11.283      (b)$11.139
          Ending Number of AUs.................................    (a)4,406       (a)52,850       (a)120,753
                                                                   (b)12          (b)3,695        (b)5,905
--------------------------------------------------------------------------------------------------------------


AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Combination HV & Roll-Up Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
          AGL (FORMERLY SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY)
                   (IN ALL STATES EXCEPT NEW YORK) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                   FISCAL YEAR     FISCAL YEAR
                                                                    INCEPTION         ENDED           ENDED
VARIABLE PORTFOLIOS                                                TO 12/31/09      12/31/10        12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
BALANCED - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$8.045      (a)$9.797       (a)$10.788
                                                                   (b)$8.043      (b)$9.709       (b)$10.618
          Ending AUV...........................................    (a)$9.797      (a)$10.788      (a)$10.864
                                                                   (b)$9.709      (b)$10.618      (b)$10.624
          Ending Number of AUs.................................    (a)37,315      (a)123,657      (a)368,699
                                                                   (b)13          (b)7,564        (b)7,832
--------------------------------------------------------------------------------------------------------------
BLUE CHIP GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.571      (a)$9.632       (a)$10.670
                                                                   (b)$7.569      (b)$9.567       (b)$10.530
          Ending AUV...........................................    (a)$9.632      (a)$10.670      (a)$9.919
                                                                   (b)$9.567      (b)$10.530      (b)$9.725
          Ending Number of AUs.................................    (a)46,647      (a)482,161      (a)1,097,615
                                                                   (b)3,229       (b)12,510       (b)28,190
--------------------------------------------------------------------------------------------------------------
CAPITAL APPRECIATION - AST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$8.034      (a)$10.786      (a)$13.034
                                                                   (b)$8.032      (b)$10.714      (b)$12.863
          Ending AUV...........................................    (a)$10.786     (a)$13.034      (a)$11.929
                                                                   (b)$10.714     (b)$12.863      (b)$11.696
          Ending Number of AUs.................................    (a)84,681      (a)675,909      (a)2,107,734
                                                                   (b)10,414      (b)28,500       (b)57,042
--------------------------------------------------------------------------------------------------------------
CAPITAL GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.015      (a)$9.129       (a)$9.820
                                                                   (b)$7.014      (b)$9.043       (b)$9.611
          Ending AUV...........................................    (a)$9.129      (a)$9.820       (a)$9.541
                                                                   (b)$9.043      (b)$9.611       (b)$9.277
          Ending Number of AUs.................................    (a)248         (a)646          (a)6,641
                                                                   (b)15          (b)15           (b)11,195
--------------------------------------------------------------------------------------------------------------
CASH MANAGEMENT - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$10.245     (a)$10.152      (a)$9.972
                                                                   (b)$10.243     (b)$10.044      (b)$9.795
          Ending AUV...........................................    (a)$10.152     (a)$9.972       (a)$9.792
                                                                   (b)$10.044     (b)$9.795       (b)$9.556
          Ending Number of AUs.................................    (a)9,286       (a)474,885      (a)935,815
                                                                   (b)336         (b)13,392       (b)50,029
--------------------------------------------------------------------------------------------------------------
CORPORATE BOND - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$10.304     (a)$12.410      (a)$13.559
                                                                   (b)$10.302     (b)$12.322      (b)$13.376
          Ending AUV...........................................    (a)$12.410     (a)$13.559      (a)$14.206
                                                                   (b)$12.322     (b)$13.376      (b)$13.924
          Ending Number of AUs.................................    (a)124,953     (a)1,272,683    (a)3,308,381
                                                                   (b)8,846       (b)26,846       (b)61,324
--------------------------------------------------------------------------------------------------------------
DAVIS VENTURE VALUE - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.871      (a)$9.015       (a)$9.957
                                                                   (b)$6.870      (b)$8.967       (b)$9.840
          Ending AUV...........................................    (a)$9.015      (a)$9.957       (a)$9.390
                                                                   (b)$8.967      (b)$9.840       (b)$9.219
          Ending Number of AUs.................................    (a)131,110     (a)1,287,109    (a)3,262,288
                                                                   (b)13,480      (b)68,361       (b)158,020
--------------------------------------------------------------------------------------------------------------
"DOGS" OF WALL STREET - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.124      (a)$9.108       (a)$10.471
                                                                   (b)$7.122      (b)$9.020       (b)$10.301
          Ending AUV...........................................    (a)$9.108      (a)$10.471      (a)$11.617
                                                                   (b)$9.020      (b)$10.301      (b)$11.355
          Ending Number of AUs.................................    (a)18          (a)138,384      (a)326,655
                                                                   (b)5,714       (b)6,910        (b)11,160
--------------------------------------------------------------------------------------------------------------


AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Combination HV & Roll-Up Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
          AGL (FORMERLY SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY)
                   (IN ALL STATES EXCEPT NEW YORK) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                   FISCAL YEAR     FISCAL YEAR
                                                                    INCEPTION         ENDED           ENDED
VARIABLE PORTFOLIOS                                                TO 12/31/09      12/31/10        12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
EMERGING MARKETS - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$8.141      (a)$12.204      (a)$14.241
                                                                   (b)$8.140      (b)$12.134      (b)$14.067
          Ending AUV...........................................    (a)$12.204     (a)$14.241      (a)$10.364
                                                                   (b)$12.134     (b)$14.067      (b)$10.171
          Ending Number of AUs.................................    (a)31,966      (a)303,938      (a)930,884
                                                                   (b)13,086      (b)35,159       (b)52,060
--------------------------------------------------------------------------------------------------------------
EQUITY OPPORTUNITIES - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.794      (a)$8.476       (a)$9.777
                                                                   (b)$6.792      (b)$8.377       (b)$9.532
          Ending AUV...........................................    (a)$8.476      (a)$9.777       (a)$9.616
                                                                   (b)$8.377      (b)$9.532       (b)$9.311
          Ending Number of AUs.................................    (a)0           (a)38,688       (a)61,323
                                                                   (b)15          (b)15           (b)1,992
--------------------------------------------------------------------------------------------------------------
FOREIGN VALUE - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.116      (a)$9.408       (a)$9.558
                                                                   (b)$7.115      (b)$9.348       (b)$9.435
          Ending AUV...........................................    (a)$9.408      (a)$9.558       (a)$8.316
                                                                   (b)$9.348      (b)$9.435       (b)$8.156
          Ending Number of AUs.................................    (a)220,385     (a)2,327,498    (a)6,692,945
                                                                   (b)25,180      (b)81,005       (b)153,610
--------------------------------------------------------------------------------------------------------------
FRANKLIN INCOME SECURITIES FUND - FTVIPT Class 2 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.300      (a)$9.454       (a)$10.514
                                                                   (b)$7.298      (b)$9.378       (b)$10.363
          Ending AUV...........................................    (a)$9.454      (a)$10.514      (a)$10.625
                                                                   (b)$9.378      (b)$10.363      (b)$10.405
          Ending Number of AUs.................................    (a)39,082      (a)587,958      (a)1,614,375
                                                                   (b)2,742       (b)5,099        (b)35,105
--------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND - FTVIPT Class 2 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.607      (a)$8.523       (a)$9.275
                                                                   (b)$6.606      (b)$8.443       (b)$9.089
          Ending AUV...........................................    (a)$8.523      (a)$9.275       (a)$9.014
                                                                   (b)$8.443      (b)$9.089       (b)$8.772
          Ending Number of AUs.................................    (a)143,175     (a)305,497      (a)583,043
                                                                   (b)16          (b)15           (b)13,720
--------------------------------------------------------------------------------------------------------------
FUNDAMENTAL GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.065      (a)$9.111       (a)$10.497
                                                                   (b)$7.064      (b)$9.014       (b)$10.279
          Ending AUV...........................................    (a)$9.111      (a)$10.497      (a)$9.769
                                                                   (b)$9.014      (b)$10.279      (b)$9.516
          Ending Number of AUs.................................    (a)1,914       (a)12,358       (a)65,703
                                                                   (b)14          (b)14           (b)126
--------------------------------------------------------------------------------------------------------------
GLOBAL BOND - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$10.942     (a)$12.131      (a)$12.695
                                                                   (b)$10.939     (b)$12.042      (b)$12.520
          Ending AUV...........................................    (a)$12.131     (a)$12.695      (a)$13.218
                                                                   (b)$12.042     (b)$12.520      (b)$12.952
          Ending Number of AUs.................................    (a)68,646      (a)526,421      (a)1,421,192
                                                                   (b)4,399       (b)16,433       (b)29,953
--------------------------------------------------------------------------------------------------------------
GLOBAL EQUITIES - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.552      (a)$8.645       (a)$9.733
                                                                   (b)$6.551      (b)$8.585       (b)$9.603
          Ending AUV...........................................    (a)$8.645      (a)$9.733       (a)$8.588
                                                                   (b)$8.585      (b)$9.603       (b)$8.418
          Ending Number of AUs.................................    (a)15,696      (a)76,642       (a)298,316
                                                                   (b)5,367       (b)8,189        (b)7,262
--------------------------------------------------------------------------------------------------------------


AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Combination HV & Roll-Up Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
          AGL (FORMERLY SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY)
                   (IN ALL STATES EXCEPT NEW YORK) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                   FISCAL YEAR     FISCAL YEAR
                                                                    INCEPTION         ENDED           ENDED
VARIABLE PORTFOLIOS                                                TO 12/31/09      12/31/10        12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
GOVERNMENT AND QUALITY BOND - AST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$10.882     (a)$11.134      (a)$11.510
                                                                   (b)$10.880     (b)$11.057      (b)$11.356
          Ending AUV...........................................    (a)$11.134     (a)$11.510      (a)$12.136
                                                                   (b)$11.057     (b)$11.356      (b)$11.896
          Ending Number of AUs.................................    (a)151,610     (a)1,160,352    (a)2,843,327
                                                                   (b)8,234       (b)31,403       (b)62,574
--------------------------------------------------------------------------------------------------------------
GROWTH - AST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.141      (a)$9.388       (a)$10.550
                                                                   (b)$7.139      (b)$9.288       (b)$10.322
          Ending AUV...........................................    (a)$9.388      (a)$10.550      (a)$9.739
                                                                   (b)$9.288      (b)$10.322      (b)$9.463
          Ending Number of AUs.................................    (a)5,124       (a)28,582       (a)128,428
                                                                   (b)14          (b)1,859        (b)1,904
--------------------------------------------------------------------------------------------------------------
GROWTH-INCOME - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.524      (a)$8.224       (a)$9.027
                                                                   (b)$6.523      (b)$8.107       (b)$8.799
          Ending AUV...........................................    (a)$8.224      (a)$9.027       (a)$9.630
                                                                   (b)$8.107      (b)$8.799       (b)$9.325
          Ending Number of AUs.................................    (a)3,497       (a)21,556       (a)935,333
                                                                   (b)15          (b)6,034        (b)81,739
--------------------------------------------------------------------------------------------------------------
GROWTH OPPORTUNITIES - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.903      (a)$9.524       (a)$11.659
                                                                   (b)$7.902      (b)$9.464       (b)$11.511
          Ending AUV...........................................    (a)$9.524      (a)$11.659      (a)$11.208
                                                                   (b)$9.464      (b)$11.511      (b)$10.993
          Ending Number of AUs.................................    (a)75,611      (a)757,933      (a)1,988,550
                                                                   (b)11,490      (b)30,368       (b)55,361
--------------------------------------------------------------------------------------------------------------
HIGH-YIELD BOND - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.581      (a)$9.718       (a)$10.965
                                                                   (b)$7.579      (b)$9.641       (b)$10.808
          Ending AUV...........................................    (a)$9.718      (a)$10.965      (a)$11.259
                                                                   (b)$9.641      (b)$10.808      (b)$11.025
          Ending Number of AUs.................................    (a)98,970      (a)281,348      (a)838,118
                                                                   (b)11,266      (b)11,494       (b)49,924
--------------------------------------------------------------------------------------------------------------
INTERNATIONAL DIVERSIFIED EQUITIES - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.886      (a)$9.406       (a)$10.047
                                                                   (b)$6.885      (b)$9.343       (b)$9.916
          Ending AUV...........................................    (a)$9.406      (a)$10.047      (a)$8.448
                                                                   (b)$9.343      (b)$9.916       (b)$8.283
          Ending Number of AUs.................................    (a)17,684      (a)102,127      (a)307,919
                                                                   (b)7,376       (b)14,919       (b)24,228
--------------------------------------------------------------------------------------------------------------
INTERNATIONAL GROWTH AND INCOME - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$5.753      (a)$7.837       (a)$8.264
                                                                   (b)$5.752      (b)$7.762       (b)$8.119
          Ending AUV...........................................    (a)$7.837      (a)$8.264       (a)$7.015
                                                                   (b)$7.762      (b)$8.119       (b)$6.847
          Ending Number of AUs.................................    (a)4,745       (a)49,345       (a)143,474
                                                                   (b)18          (b)6,540        (b)19,292
--------------------------------------------------------------------------------------------------------------
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND, SERIES II SHARES
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.461      (a)$10.054      (a)$11.863
                                                                   (b)$7.459      (b)$9.982       (b)$11.658
          Ending AUV...........................................    (a)$10.054     (a)$11.863      (a)$10.961
                                                                   (b)$9.982      (b)$11.658      (b)$10.623
          Ending Number of AUs.................................    (a)4,003       (a)54,048       (a)132,872
                                                                   (b)3,929       (b)9            (b)4,937
--------------------------------------------------------------------------------------------------------------


AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Combination HV & Roll-Up Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
          AGL (FORMERLY SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY)
                   (IN ALL STATES EXCEPT NEW YORK) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                   FISCAL YEAR     FISCAL YEAR
                                                                    INCEPTION         ENDED           ENDED
VARIABLE PORTFOLIOS                                                TO 12/31/09      12/31/10        12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
INVESCO VAN KAMPEN V.I. COMSTOCK FUND, SERIES II SHARES
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.362      (a)$8.362       (a)$9.549
                                                                   (b)$6.360      (b)$8.311       (b)$9.430
          Ending AUV...........................................    (a)$8.362      (a)$9.549       (a)$9.227
                                                                   (b)$8.311      (b)$9.430       (b)$9.053
          Ending Number of AUs.................................    (a)149,295     (a)1,361,769    (a)3,289,778
                                                                   (b)21,196      (b)44,446       (b)82,099
--------------------------------------------------------------------------------------------------------------
INVESCO VAN KAMPEN V.I. GROWTH AND INCOME FUND, SERIES II SHARES
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.868      (a)$8.977       (a)$9.941
                                                                   (b)$6.866      (b)$8.920       (b)$9.814
          Ending AUV...........................................    (a)$8.977      (a)$9.941       (a)$9.590
                                                                   (b)$8.920      (b)$9.814       (b)$9.406
          Ending Number of AUs.................................    (a)159,241     (a)1,543,848    (a)3,878,109
                                                                   (b)18,694      (b)69,419       (b)110,493
--------------------------------------------------------------------------------------------------------------
LORD ABBETT GROWTH AND INCOME - LASF Class VC Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.314      (a)$7.910       (a)$9.167
                                                                   (b)$6.313      (b)$7.867       (b)$9.058
          Ending AUV...........................................    (a)$7.910      (a)$9.167       (a)$8.498
                                                                   (b)$7.867      (b)$9.058       (b)$8.343
          Ending Number of AUs.................................    (a)88,350      (a)677,384      (a)1,866,796
                                                                   (b)5,286       (b)18,975       (b)50,607
--------------------------------------------------------------------------------------------------------------
MANAGED ALLOCATION BALANCED - SST Class 3 Shares
(Inception Date - 1/19/10)
          Beginning AUV........................................    (a)N/A         (a)$10.759      (a)$11.481
                                                                   (b)N/A         (b)$10.548      (b)$11.180
          Ending AUV...........................................    (a)N/A         (a)$11.481      (a)$11.385
                                                                   (b)N/A         (b)$11.180      (b)$11.014
          Ending Number of AUs.................................    (a)N/A         (a)735,665      (a)2,126,800
                                                                   (b)N/A         (b)8,184        (b)20,339
--------------------------------------------------------------------------------------------------------------
MANAGED ALLOCATION GROWTH - SST Class 3 Shares
(Inception Date - 1/19/10)
          Beginning AUV........................................    (a)N/A         (a)$10.215      (a)$11.173
                                                                   (b)N/A         (b)$10.016      (b)$10.874
          Ending AUV...........................................    (a)N/A         (a)$11.173      (a)$10.301
                                                                   (b)N/A         (b)$10.874      (b)$9.960
          Ending Number of AUs.................................    (a)N/A         (a)46,920       (a)226,663
                                                                   (b)N/A         (b)6,992        (b)45,099
--------------------------------------------------------------------------------------------------------------
MANAGED ALLOCATION MODERATE GROWTH - SST Class 3 Shares
(Inception Date - 1/19/10)
          Beginning AUV........................................    (a)N/A         (a)$10.303      (a)$11.155
                                                                   (b)N/A         (b)$10.100      (b)$10.863
          Ending AUV...........................................    (a)N/A         (a)$11.155      (a)$10.620
                                                                   (b)N/A         (b)$10.863      (b)$10.275
          Ending Number of AUs.................................    (a)N/A         (a)874,350      (a)2,789,887
                                                                   (b)N/A         (b)82,764       (b)108,968
--------------------------------------------------------------------------------------------------------------
MANAGED ALLOCATION MODERATE - SST Class 3 Shares
(Inception Date - 1/19/10)
          Beginning AUV........................................    (a)N/A         (a)$10.617      (a)$11.425
                                                                   (b)N/A         (b)$10.410      (b)$11.133
          Ending AUV...........................................    (a)N/A         (a)$11.425      (a)$11.063
                                                                   (b)N/A         (b)$11.133      (b)$10.710
          Ending Number of AUs.................................    (a)N/A         (a)790,445      (a)2,921,500
                                                                   (b)N/A         (b)15,089       (b)36,886
--------------------------------------------------------------------------------------------------------------
MARSICO FOCUSED GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.329      (a)$9.322       (a)$10.776
                                                                   (b)$7.327      (b)$9.266       (b)$10.642
          Ending AUV...........................................    (a)$9.322      (a)$10.776      (a)$10.458
                                                                   (b)$9.266      (b)$10.642      (b)$10.261
          Ending Number of AUs.................................    (a)71,724      (a)435,168      (a)990,175
                                                                   (b)4,546       (b)20,537       (b)24,196
--------------------------------------------------------------------------------------------------------------


AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Combination HV & Roll-Up Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
          AGL (FORMERLY SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY)
                   (IN ALL STATES EXCEPT NEW YORK) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                   FISCAL YEAR     FISCAL YEAR
                                                                    INCEPTION         ENDED           ENDED
VARIABLE PORTFOLIOS                                                TO 12/31/09      12/31/10        12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
MFS MASSACHUSETTS INVESTORS TRUST - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.651      (a)$9.724       (a)$10.646
                                                                   (b)$7.649      (b)$9.662       (b)$10.509
          Ending AUV...........................................    (a)$9.724      (a)$10.646      (a)$10.282
                                                                   (b)$9.662      (b)$10.509      (b)$10.084
          Ending Number of AUs.................................    (a)121,683     (a)1,199,632    (a)3,146,945
                                                                   (b)15,762      (b)43,335       (b)85,071
--------------------------------------------------------------------------------------------------------------
MFS TOTAL RETURN - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$8.244      (a)$9.757       (a)$10.571
                                                                   (b)$8.242      (b)$9.689       (b)$10.431
          Ending AUV...........................................    (a)$9.757      (a)$10.571      (a)$10.609
                                                                   (b)$9.689      (b)$10.431      (b)$10.401
          Ending Number of AUs.................................    (a)60,177      (a)270,635      (a)579,499
                                                                   (b)329         (b)14,767       (b)14,256
--------------------------------------------------------------------------------------------------------------
MID-CAP GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.746      (a)$9.819       (a)$12.129
                                                                   (b)$7.744      (b)$9.734       (b)$11.947
          Ending AUV...........................................    (a)$9.819      (a)$12.129      (a)$11.234
                                                                   (b)$9.734      (b)$11.947      (b)$10.994
          Ending Number of AUs.................................    (a)5,842       (a)276,314      (a)794,854
                                                                   (b)78          (b)7,990        (b)26,110
--------------------------------------------------------------------------------------------------------------
NATURAL RESOURCES - AST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.802      (a)$11.090      (a)$12.688
                                                                   (b)$7.800      (b)$10.996      (b)$12.499
          Ending AUV...........................................    (a)$11.090     (a)$12.688      (a)$9.961
                                                                   (b)$10.996     (b)$12.499      (b)$9.750
          Ending Number of AUs.................................    (a)26,691      (a)167,506      (a)494,167
                                                                   (b)16,403      (b)101,257      (b)119,185
--------------------------------------------------------------------------------------------------------------
REAL ESTATE - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$4.808      (a)$6.600       (a)$7.792
                                                                   (b)$4.807      (b)$6.557       (b)$7.690
          Ending AUV...........................................    (a)$6.600      (a)$7.792       (a)$8.297
                                                                   (b)$6.557      (b)$7.690       (b)$8.136
          Ending Number of AUs.................................    (a)142,110     (a)1,094,253    (a)2,567,462
                                                                   (b)12,100      (b)35,629       (b)77,331
--------------------------------------------------------------------------------------------------------------
REAL RETURN - SST Class 3 Shares
(Inception Date - 1/19/10)
          Beginning AUV........................................    (a)N/A         (a)$11.305      (a)$11.425
                                                                   (b)N/A         (b)$11.077      (b)$11.128
          Ending AUV...........................................    (a)N/A         (a)$11.425      (a)$11.955
                                                                   (b)N/A         (b)$11.128      (b)$11.569
          Ending Number of AUs.................................    (a)N/A         (a)1,372,938    (a)3,797,293
                                                                   (b)N/A         (b)20,124       (b)62,356
--------------------------------------------------------------------------------------------------------------
SMALL COMPANY VALUE - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$6.695      (a)$8.532       (a)$10.652
                                                                   (b)$6.694      (b)$8.476       (b)$10.514
          Ending AUV...........................................    (a)$8.532      (a)$10.652      (a)$10.150
                                                                   (b)$8.476      (b)$10.514      (b)$9.953
          Ending Number of AUs.................................    (a)80,714      (a)839,190      (a)2,192,103
                                                                   (b)12,790      (b)36,913       (b)79,384
--------------------------------------------------------------------------------------------------------------
SMALL & MID CAP VALUE - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.372      (a)$9.864       (a)$12.222
                                                                   (b)$7.371      (b)$9.800       (b)$12.063
          Ending AUV...........................................    (a)$9.864      (a)$12.222      (a)$11.073
                                                                   (b)$9.800      (b)$12.063      (b)$10.858
          Ending Number of AUs.................................    (a)149,907     (a)1,412,358    (a)3,884,706
                                                                   (b)16,288      (b)44,449       (b)96,712
--------------------------------------------------------------------------------------------------------------


AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Combination HV & Roll-Up Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
          AGL (FORMERLY SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY)
                   (IN ALL STATES EXCEPT NEW YORK) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                   FISCAL YEAR     FISCAL YEAR
                                                                    INCEPTION         ENDED           ENDED
VARIABLE PORTFOLIOS                                                TO 12/31/09      12/31/10        12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
TECHNOLOGY - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.007      (a)$9.129       (a)$10.810
                                                                   (b)$7.005      (b)$9.016       (b)$10.607
          Ending AUV...........................................    (a)$9.129      (a)$10.810      (a)$10.071
                                                                   (b)$9.016      (b)$10.607      (b)$9.818
          Ending Number of AUs.................................    (a)5,859       (a)38,025       (a)89,024
                                                                   (b)4,057       (b)10,626       (b)23,249
--------------------------------------------------------------------------------------------------------------
TELECOM UTILITY - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$7.961      (a)$10.652      (a)$11.913
                                                                   (b)$7.959      (b)$10.526      (b)$11.695
          Ending AUV...........................................    (a)$10.652     (a)$11.913      (a)$12.464
                                                                   (b)$10.526     (b)$11.695      (b)$12.157
          Ending Number of AUs.................................    (a)4,210       (a)38,992       (a)146,265
                                                                   (b)1,245       (b)4,877        (b)7,038
--------------------------------------------------------------------------------------------------------------
TOTAL RETURN BOND - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV........................................    (a)$11.461     (a)$12.237      (a)$12.813
                                                                   (b)$11.459     (b)$12.160      (b)$12.650
          Ending AUV...........................................    (a)$12.237     (a)$12.813      (a)$13.419
                                                                   (b)$12.160     (b)$12.650      (b)$13.162
          Ending Number of AUs.................................    (a)353,847     (a)3,036,928    (a)7,345,732
                                                                   (b)22,780      (b)86,532       (b)151,306
--------------------------------------------------------------------------------------------------------------


AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Combination HV & Roll-Up Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
   US LIFE (FORMERLY FIRST SUNAMERICA LIFE INSURANCE COMPANY) (NEW YORK ONLY)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                    FISCAL YEAR    FISCAL YEAR
                                                                    INCEPTION TO       ENDED          ENDED
                                                                      12/31/09        12/31/10       12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
AGGRESSIVE GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$5.307       (a)$7.064      (a)$8.428
                                                                    (b)$5.304       (b)$7.033      (b)$8.369
          Ending AUV............................................    (a)$7.064       (a)$8.428      (a)$8.134
                                                                    (b)$7.033       (b)$8.369      (b)$8.057
          Ending Number of AUs..................................    (a)19           (a)2,261       (a)8,758
                                                                    (b)0            (b)695         (b)4,569
--------------------------------------------------------------------------------------------------------------

ALLIANCE GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.466       (a)$9.759      (a)$10.592
                                                                    (b)$7.462       (b)$9.711      (b)$10.513
          Ending AUV............................................    (a)$9.759       (a)$10.592     (a)$10.189
                                                                    (b)$9.711       (b)$10.513     (b)$10.088
          Ending Number of AUs..................................    (a)14           (a)1,443       (a)3,570
                                                                    (b)0            (b)0           (b)3,349
--------------------------------------------------------------------------------------------------------------

AMERICAN FUNDS ASSET ALLOCATION SAST - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.675       (a)$9.248      (a)$10.223
                                                                    (b)$7.674       (b)$9.220      (b)$10.167
          Ending AUV............................................    (a)$9.248       (a)$10.223     (a)$10.190
                                                                    (b)$9.220       (b)$10.167     (b)$10.109
          Ending Number of AUs..................................    (a)6,788        (a)6,647       (a)12,771
                                                                    (b)1,837        (b)1,816       (b)12,147
--------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL GROWTH SAST - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.598       (a)$10.333     (a)$11.362
                                                                    (b)$7.597       (b)$10.310     (b)$11.309
          Ending AUV............................................    (a)$10.333      (a)$11.362     (a)$10.190
                                                                    (b)$10.310      (b)$11.309     (b)$10.117
          Ending Number of AUs..................................    (a)18,857       (a)75,937      (a)268,689
                                                                    (b)4,411        (b)37,282      (b)133,047
--------------------------------------------------------------------------------------------------------------

AMERICAN FUNDS GROWTH-INCOME SAST - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.835       (a)$8.697      (a)$9.535
                                                                    (b)$6.836       (b)$8.680      (b)$9.492
          Ending AUV............................................    (a)$8.697       (a)$9.535      (a)$9.210
                                                                    (b)$8.680       (b)$9.492      (b)$9.146
          Ending Number of AUs..................................    (a)15,361       (a)28,696      (a)58,298
                                                                    (b)569          (b)9,755       (b)22,941
--------------------------------------------------------------------------------------------------------------

AMERICAN FUNDS GROWTH SAST - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.814       (a)$8.806      (a)$10.285
                                                                    (b)$6.813       (b)$8.787      (b)$10.237
          Ending AUV............................................    (a)$8.806       (a)$10.285     (a)$9.688
                                                                    (b)$8.787       (b)$10.237     (b)$9.619
          Ending Number of AUs..................................    (a)3,572        (a)32,367      (a)97,206
                                                                    (b)4,470        (b)25,955      (b)67,648
--------------------------------------------------------------------------------------------------------------

ASSET ALLOCATION - AST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$8.501       (a)$10.300     (a)$11.546
                                                                    (b)$8.503       (b)$10.261     (b)$11.472
          Ending AUV............................................    (a)$10.300      (a)$11.546     (a)$11.474
                                                                    (b)$10.261      (b)$11.472     (b)$11.371
          Ending Number of AUs..................................    (a)12           (a)12          (a)48
                                                                    (b)1,650        (b)1,610       (b)3,988
--------------------------------------------------------------------------------------------------------------



AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Maximum Anniversary Value Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
US LIFE (FORMERLY FIRST SUNAMERICA LIFE INSURANCE COMPANY) (NEW YORK
                                ONLY) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                    FISCAL YEAR    FISCAL YEAR
                                                                    INCEPTION TO       ENDED          ENDED
                                                                      12/31/09        12/31/10       12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
BALANCED - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$8.045       (a)$9.797      (a)$10.788
                                                                    (b)$8.042       (b)$9.774      (b)$10.736
          Ending AUV............................................    (a)$9.797       (a)$10.788     (a)$10.864
                                                                    (b)$9.774       (b)$10.736     (b)$10.784
          Ending Number of AUs..................................    (a)13           (a)13          (a)3,313
                                                                    (b)1,733        (b)2,768       (b)3,945
--------------------------------------------------------------------------------------------------------------

BLUE CHIP GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.571       (a)$9.632      (a)$10.670
                                                                    (b)$7.571       (b)$9.612      (b)$10.621
          Ending AUV............................................    (a)$9.632       (a)$10.670     (a)$9.919
                                                                    (b)$9.612       (b)$10.621     (b)$9.849
          Ending Number of AUs..................................    (a)1,720        (a)16,662      (a)59,032
                                                                    (b)1,028        (b)9,189       (b)35,852
--------------------------------------------------------------------------------------------------------------

CAPITAL APPRECIATION - AST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$8.034       (a)$10.786     (a)$13.034
                                                                    (b)$8.025       (b)$10.754     (b)$12.962
          Ending AUV............................................    (a)$10.786      (a)$13.034     (a)$11.929
                                                                    (b)$10.754      (b)$12.962     (b)$11.834
          Ending Number of AUs..................................    (a)2,149        (a)20,205      (a)86,558
                                                                    (b)1,281        (b)14,561      (b)45,019
--------------------------------------------------------------------------------------------------------------

CAPITAL GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.015       (a)$9.129      (a)$9.820
                                                                    (b)$7.013       (b)$9.106      (b)$9.769
          Ending AUV............................................    (a)$9.129       (a)$9.820      (a)$9.541
                                                                    (b)$9.106       (b)$9.769      (b)$9.468
          Ending Number of AUs..................................    (a)15           (a)15          (a)0
                                                                    (b)0            (b)0           (b)0
--------------------------------------------------------------------------------------------------------------

CASH MANAGEMENT - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$10.245      (a)$10.152     (a)$9.972
                                                                    (b)$10.248      (b)$10.126     (b)$9.922
          Ending AUV............................................    (a)$10.152      (a)$9.972      (a)$9.792
                                                                    (b)$10.126      (b)$9.922      (b)$9.718
          Ending Number of AUs..................................    (a)235          (a)234         (a)0
                                                                    (b)0            (b)9,962       (b)0
--------------------------------------------------------------------------------------------------------------

CORPORATE BOND - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$10.304      (a)$12.410     (a)$13.559
                                                                    (b)$10.300      (b)$12.380     (b)$13.493
          Ending AUV............................................    (a)$12.410      (a)$13.559     (a)$14.206
                                                                    (b)$12.380      (b)$13.493     (b)$14.102
          Ending Number of AUs..................................    (a)4,693        (a)50,478      (a)182,776
                                                                    (b)2,878        (b)23,784      (b)81,083
--------------------------------------------------------------------------------------------------------------

DAVIS VENTURE VALUE - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.871       (a)$9.015      (a)$9.957
                                                                    (b)$6.870       (b)$8.996      (b)$9.912
          Ending AUV............................................    (a)$9.015       (a)$9.957      (a)$9.390
                                                                    (b)$8.996       (b)$9.912      (b)$9.323
          Ending Number of AUs..................................    (a)10,626       (a)45,331      (a)161,832
                                                                    (b)4,947        (b)31,105      (b)84,186
--------------------------------------------------------------------------------------------------------------



AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Maximum Anniversary Value Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
US LIFE (FORMERLY FIRST SUNAMERICA LIFE INSURANCE COMPANY) (NEW YORK
                                ONLY) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                    FISCAL YEAR    FISCAL YEAR
                                                                    INCEPTION TO       ENDED          ENDED
                                                                      12/31/09        12/31/10       12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
"DOGS" OF WALL STREET - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.124       (a)$9.108      (a)$10.471
                                                                    (b)$7.121       (b)$9.057      (b)$10.384
          Ending AUV............................................    (a)$9.108       (a)$10.471     (a)$11.617
                                                                    (b)$9.057       (b)$10.384     (b)$11.493
          Ending Number of AUs..................................    (a)14           (a)2,212       (a)4,060
                                                                    (b)0            (b)319         (b)9,714
--------------------------------------------------------------------------------------------------------------

EMERGING MARKETS - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$8.141       (a)$12.204     (a)$14.241
                                                                    (b)$8.140       (b)$12.179     (b)$14.177
          Ending AUV............................................    (a)$12.204      (a)$14.241     (a)$10.364
                                                                    (b)$12.179      (b)$14.177     (b)$10.291
          Ending Number of AUs..................................    (a)130          (a)8,581       (a)40,222
                                                                    (b)1            (b)4,039       (b)14,133
--------------------------------------------------------------------------------------------------------------

EQUITY OPPORTUNITIES - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.794       (a)$8.476      (a)$9.777
                                                                    (b)$6.793       (b)$8.435      (b)$9.703
          Ending AUV............................................    (a)$8.476       (a)$9.777      (a)$9.616
                                                                    (b)$8.435       (b)$9.703      (b)$9.520
          Ending Number of AUs..................................    (a)15           (a)15          (a)0
                                                                    (b)0            (b)0           (b)0
--------------------------------------------------------------------------------------------------------------

FOREIGN VALUE - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.116       (a)$9.408      (a)$9.558
                                                                    (b)$7.117       (b)$9.390      (b)$9.516
          Ending AUV............................................    (a)$9.408       (a)$9.558      (a)$8.316
                                                                    (b)$9.390       (b)$9.516      (b)$8.259
          Ending Number of AUs..................................    (a)7,466        (a)80,826      (a)334,728
                                                                    (b)5,714        (b)50,838      (b)182,561
--------------------------------------------------------------------------------------------------------------

FRANKLIN INCOME SECURITIES FUND - FTVIPT Class 2 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.300       (a)$9.454      (a)$10.514
                                                                    (b)$7.301       (b)$9.431      (b)$10.462
          Ending AUV............................................    (a)$9.454       (a)$10.514     (a)$10.625
                                                                    (b)$9.431       (b)$10.462     (b)$10.547
          Ending Number of AUs..................................    (a)3,328        (a)5,474       (a)52,629
                                                                    (b)1,796        (b)11,085      (b)38,412
--------------------------------------------------------------------------------------------------------------

FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND - FTVIPT Class 2 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.607       (a)$8.523      (a)$9.275
                                                                    (b)$6.604       (b)$8.498      (b)$9.224
          Ending AUV............................................    (a)$8.523       (a)$9.275      (a)$9.014
                                                                    (b)$8.498       (b)$9.224      (b)$8.942
          Ending Number of AUs..................................    (a)16           (a)206         (a)5,006
                                                                    (b)0            (b)3,149       (b)6,584
--------------------------------------------------------------------------------------------------------------

FUNDAMENTAL GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.065       (a)$9.111      (a)$10.497
                                                                    (b)$7.066       (b)$9.077      (b)$10.430
          Ending AUV............................................    (a)$9.111       (a)$10.497     (a)$9.769
                                                                    (b)$9.077       (b)$10.430     (b)$9.683
          Ending Number of AUs..................................    (a)14           (a)321         (a)4,365
                                                                    (b)0            (b)249         (b)4,222
--------------------------------------------------------------------------------------------------------------



AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Maximum Anniversary Value Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
US LIFE (FORMERLY FIRST SUNAMERICA LIFE INSURANCE COMPANY) (NEW YORK
                                ONLY) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                    FISCAL YEAR    FISCAL YEAR
                                                                    INCEPTION TO       ENDED          ENDED
                                                                      12/31/09        12/31/10       12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
GLOBAL BOND - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$10.942      (a)$12.131     (a)$12.695
                                                                    (b)$10.944      (b)$12.111     (b)$12.641
          Ending AUV............................................    (a)$12.131      (a)$12.695     (a)$13.218
                                                                    (b)$12.111      (b)$12.641     (b)$13.130
          Ending Number of AUs..................................    (a)2,011        (a)20,018      (a)52,196
                                                                    (b)1,310        (b)6,623       (b)26,315
--------------------------------------------------------------------------------------------------------------

GLOBAL EQUITIES - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.552       (a)$8.645      (a)$9.733
                                                                    (b)$6.550       (b)$8.613      (b)$9.672
          Ending AUV............................................    (a)$8.645       (a)$9.733      (a)$8.588
                                                                    (b)$8.613       (b)$9.672      (b)$8.513
          Ending Number of AUs..................................    (a)16           (a)2,651       (a)10,168
                                                                    (b)0            (b)1,092       (b)4,743
--------------------------------------------------------------------------------------------------------------

GOVERNMENT AND QUALITY BOND - AST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$10.882      (a)$11.134     (a)$11.510
                                                                    (b)$10.887      (b)$11.116     (b)$11.462
          Ending AUV............................................    (a)$11.134      (a)$11.510     (a)$12.136
                                                                    (b)$11.116      (b)$11.462     (b)$12.056
          Ending Number of AUs..................................    (a)6,134        (a)46,535      (a)143,516
                                                                    (b)3,771        (b)21,729      (b)66,518
--------------------------------------------------------------------------------------------------------------

GROWTH - AST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.141       (a)$9.388      (a)$10.550
                                                                    (b)$7.139       (b)$9.370      (b)$10.505
          Ending AUV............................................    (a)$9.388       (a)$10.550     (a)$9.739
                                                                    (b)$9.370       (b)$10.505     (b)$9.672
          Ending Number of AUs..................................    (a)14           (a)14          (a)5,348
                                                                    (b)0            (b)0           (b)22
--------------------------------------------------------------------------------------------------------------

GROWTH-INCOME - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.524       (a)$8.224      (a)$9.027
                                                                    (b)$6.525       (b)$8.198      (b)$8.977
          Ending AUV............................................    (a)$8.224       (a)$9.027      (a)$9.630
                                                                    (b)$8.198       (b)$8.977      (b)$9.553
          Ending Number of AUs..................................    (a)15           (a)511         (a)53,162
                                                                    (b)0            (b)69          (b)30,771
--------------------------------------------------------------------------------------------------------------

GROWTH OPPORTUNITIES - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.903       (a)$9.524      (a)$11.659
                                                                    (b)$7.902       (b)$9.504      (b)$11.606
          Ending AUV............................................    (a)$9.524       (a)$11.659     (a)$11.208
                                                                    (b)$9.504       (b)$11.606     (b)$11.129
          Ending Number of AUs..................................    (a)2,508        (a)23,190      (a)96,374
                                                                    (b)1,450        (b)15,045      (b)56,848
--------------------------------------------------------------------------------------------------------------

HIGH-YIELD BOND - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.581       (a)$9.718      (a)$10.965
                                                                    (b)$7.580       (b)$9.694      (b)$10.911
          Ending AUV............................................    (a)$9.718       (a)$10.965     (a)$11.259
                                                                    (b)$9.694       (b)$10.911     (b)$11.174
          Ending Number of AUs..................................    (a)690          (a)14,276      (a)35,447
                                                                    (b)432          (b)2,699       (b)13,201
--------------------------------------------------------------------------------------------------------------



AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Maximum Anniversary Value Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
US LIFE (FORMERLY FIRST SUNAMERICA LIFE INSURANCE COMPANY) (NEW YORK
                                ONLY) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                    FISCAL YEAR    FISCAL YEAR
                                                                    INCEPTION TO       ENDED          ENDED
                                                                      12/31/09        12/31/10       12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
INTERNATIONAL DIVERSIFIED EQUITIES - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.886       (a)$9.406      (a)$10.047
                                                                    (b)$6.887       (b)$9.384      (b)$9.999
          Ending AUV............................................    (a)$9.406       (a)$10.047     (a)$8.448
                                                                    (b)$9.384       (b)$9.999      (b)$8.386
          Ending Number of AUs..................................    (a)15           (a)3,015       (a)8,893
                                                                    (b)0            (b)0           (b)1,128
--------------------------------------------------------------------------------------------------------------

INTERNATIONAL GROWTH AND INCOME - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$5.753       (a)$7.837      (a)$8.264
                                                                    (b)$5.751       (b)$7.807      (b)$8.211
          Ending AUV............................................    (a)$7.837       (a)$8.264      (a)$7.015
                                                                    (b)$7.807       (b)$8.211      (b)$6.952
          Ending Number of AUs..................................    (a)18           (a)271         (a)1,166
                                                                    (b)0            (b)6,417       (b)11,894
--------------------------------------------------------------------------------------------------------------

INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND, SERIES II SHARES
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.461       (a)$10.054     (a)$11.863
                                                                    (b)$7.463       (b)$10.027     (b)$11.803
          Ending AUV............................................    (a)$10.054      (a)$11.863     (a)$10.961
                                                                    (b)$10.027      (b)$11.803     (b)$10.879
          Ending Number of AUs..................................    (a)14           (a)14          (a)0
                                                                    (b)0            (b)0           (b)2,239
--------------------------------------------------------------------------------------------------------------

INVESCO VAN KAMPEN V.I. COMSTOCK FUND, SERIES II SHARES
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.362       (a)$8.362      (a)$9.549
                                                                    (b)$6.359       (b)$8.342      (b)$9.502
          Ending AUV............................................    (a)$8.362       (a)$9.549      (a)$9.227
                                                                    (b)$8.342       (b)$9.502      (b)$9.158
          Ending Number of AUs..................................    (a)4,838        (a)45,158      (a)160,552
                                                                    (b)2,838        (b)26,972      (b)83,405
--------------------------------------------------------------------------------------------------------------

INVESCO VAN KAMPEN V.I. GROWTH AND INCOME FUND, SERIES II SHARES
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.868       (a)$8.977      (a)$9.941
                                                                    (b)$6.867       (b)$8.957      (b)$9.893
          Ending AUV............................................    (a)$8.977       (a)$9.941      (a)$9.590
                                                                    (b)$8.957       (b)$9.893      (b)$9.521
          Ending Number of AUs..................................    (a)5,552        (a)55,306      (a)202,016
                                                                    (b)3,311        (b)31,257      (b)102,677
--------------------------------------------------------------------------------------------------------------

LORD ABBETT GROWTH AND INCOME - LASF Class VC Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.314       (a)$7.910      (a)$9.167
                                                                    (b)$6.316       (b)$7.899      (b)$9.131
          Ending AUV............................................    (a)$7.910       (a)$9.167      (a)$8.498
                                                                    (b)$7.899       (b)$9.131      (b)$8.444
          Ending Number of AUs..................................    (a)2,201        (a)27,846      (a)91,851
                                                                    (b)1,252        (b)11,987      (b)44,469
--------------------------------------------------------------------------------------------------------------

MANAGED ALLOCATION BALANCED - SST Class 3 Shares
(Inception Date - 1/19/10)
          Beginning AUV.........................................    (a)N/A          (a)$10.759     (a)$11.481
                                                                    (b)N/A          (b)$10.757     (b)$11.446
          Ending AUV............................................    (a)N/A          (a)$11.481     (a)$11.385
                                                                    (b)N/A          (b)$11.446     (b)$11.321
          Ending Number of AUs..................................    (a)N/A          (a)84,794      (a)168,563
                                                                    (b)N/A          (b)25,299      (b)60,547
--------------------------------------------------------------------------------------------------------------



AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Maximum Anniversary Value Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
US LIFE (FORMERLY FIRST SUNAMERICA LIFE INSURANCE COMPANY) (NEW YORK
                                ONLY) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                    FISCAL YEAR    FISCAL YEAR
                                                                    INCEPTION TO       ENDED          ENDED
                                                                      12/31/09        12/31/10       12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
MANAGED ALLOCATION GROWTH - SST Class 3 Shares
(Inception Date - 1/19/10)
          Beginning AUV.........................................    (a)N/A          (a)$10.215     (a)$11.173
                                                                    (b)N/A          (b)$10.214     (b)$11.130
          Ending AUV............................................    (a)N/A          (a)$11.173     (a)$10.301
                                                                    (b)N/A          (b)$11.130     (b)$10.236
          Ending Number of AUs..................................    (a)N/A          (a)447         (a)19,914
                                                                    (b)N/A          (b)0           (b)474
--------------------------------------------------------------------------------------------------------------

MANAGED ALLOCATION MODERATE GROWTH - SST Class 3 Shares
(Inception Date - 1/19/10)
          Beginning AUV.........................................    (a)N/A          (a)$10.303     (a)$11.155
                                                                    (b)N/A          (b)$10.301     (b)$11.122
          Ending AUV............................................    (a)N/A          (a)$11.155     (a)$10.620
                                                                    (b)N/A          (b)$11.122     (b)$10.562
          Ending Number of AUs..................................    (a)N/A          (a)19,595      (a)147,135
                                                                    (b)N/A          (b)6,668       (b)25,168
--------------------------------------------------------------------------------------------------------------

MANAGED ALLOCATION MODERATE - SST Class 3 Shares
(Inception Date - 1/19/10)
          Beginning AUV.........................................    (a)N/A          (a)$10.617     (a)$11.425
                                                                    (b)N/A          (b)$10.615     (b)$11.396
          Ending AUV............................................    (a)N/A          (a)$11.425     (a)$11.063
                                                                    (b)N/A          (b)$11.396     (b)$11.007
          Ending Number of AUs..................................    (a)N/A          (a)69,284      (a)275,629
                                                                    (b)N/A          (b)14,422      (b)125,666
--------------------------------------------------------------------------------------------------------------

MARSICO FOCUSED GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.329       (a)$9.322      (a)$10.776
                                                                    (b)$7.329       (b)$9.303      (b)$10.727
          Ending AUV............................................    (a)$9.322       (a)$10.776     (a)$10.458
                                                                    (b)$9.303       (b)$10.727     (b)$10.384
          Ending Number of AUs..................................    (a)1,854        (a)8,499       (a)37,302
                                                                    (b)1,063        (b)7,433       (b)26,974
--------------------------------------------------------------------------------------------------------------

MFS MASSACHUSETTS INVESTORS TRUST - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.651       (a)$9.724      (a)$10.646
                                                                    (b)$7.649       (b)$9.702      (b)$10.595
          Ending AUV............................................    (a)$9.724       (a)$10.646     (a)$10.282
                                                                    (b)$9.702       (b)$10.595     (b)$10.207
          Ending Number of AUs..................................    (a)4,160        (a)47,051      (a)167,366
                                                                    (b)2,440        (b)24,002      (b)84,625
--------------------------------------------------------------------------------------------------------------

MFS TOTAL RETURN - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$8.244       (a)$9.757      (a)$10.571
                                                                    (b)$8.245       (b)$9.738      (b)$10.525
          Ending AUV............................................    (a)$9.757       (a)$10.571     (a)$10.609
                                                                    (b)$9.738       (b)$10.525     (b)$10.536
          Ending Number of AUs..................................    (a)12           (a)9,987       (a)28,624
                                                                    (b)1,739        (b)5,350       (b)10,217
--------------------------------------------------------------------------------------------------------------

MID-CAP GROWTH - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.746       (a)$9.819      (a)$12.129
                                                                    (b)$7.743       (b)$9.794      (b)$12.067
          Ending AUV............................................    (a)$9.819       (a)$12.129     (a)$11.234
                                                                    (b)$9.794       (b)$12.067     (b)$11.149
          Ending Number of AUs..................................    (a)13           (a)7,722       (a)36,367
                                                                    (b)0            (b)4,809       (b)21,196
--------------------------------------------------------------------------------------------------------------



AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Maximum Anniversary Value Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
US LIFE (FORMERLY FIRST SUNAMERICA LIFE INSURANCE COMPANY) (NEW YORK
                                ONLY) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                    FISCAL YEAR    FISCAL YEAR
                                                                    INCEPTION TO       ENDED          ENDED
                                                                      12/31/09        12/31/10       12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
NATURAL RESOURCES - AST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.802       (a)$11.090     (a)$12.688
                                                                    (b)$7.789       (b)$11.051     (b)$12.612
          Ending AUV............................................    (a)$11.090      (a)$12.688     (a)$9.961
                                                                    (b)$11.051      (b)$12.612     (b)$9.877
          Ending Number of AUs..................................    (a)2,838        (a)3,402       (a)9,303
                                                                    (b)0            (b)407         (b)4,879
--------------------------------------------------------------------------------------------------------------

REAL ESTATE - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$4.808       (a)$6.600      (a)$7.792
                                                                    (b)$4.809       (b)$6.588      (b)$7.758
          Ending AUV............................................    (a)$6.600       (a)$7.792      (a)$8.297
                                                                    (b)$6.588       (b)$7.758      (b)$8.240
          Ending Number of AUs..................................    (a)4,766        (a)34,505      (a)123,402
                                                                    (b)2,842        (b)21,778      (b)73,949
--------------------------------------------------------------------------------------------------------------

REAL RETURN - SST Class 3 Shares
(Inception Date - 1/19/10)
          Beginning AUV.........................................    (a)N/A          (a)$11.305     (a)$11.425
                                                                    (b)N/A          (b)$11.304     (b)$11.399
          Ending AUV............................................    (a)N/A          (a)$11.425     (a)$11.955
                                                                    (b)N/A          (b)$11.399     (b)$11.898
          Ending Number of AUs..................................    (a)N/A          (a)66,712      (a)214,281
                                                                    (b)N/A          (b)27,059      (b)93,052
--------------------------------------------------------------------------------------------------------------

SMALL COMPANY VALUE - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$6.695       (a)$8.532      (a)$10.652
                                                                    (b)$6.692       (b)$8.510      (b)$10.599
          Ending AUV............................................    (a)$8.532       (a)$10.652     (a)$10.150
                                                                    (b)$8.510       (b)$10.599     (b)$10.074
          Ending Number of AUs..................................    (a)2,407        (a)26,158      (a)104,272
                                                                    (b)1,374        (b)16,185      (b)58,182
--------------------------------------------------------------------------------------------------------------

SMALL & MID CAP VALUE - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.372       (a)$9.864      (a)$12.222
                                                                    (b)$7.373       (b)$9.844      (b)$12.167
          Ending AUV............................................    (a)$9.864       (a)$12.222     (a)$11.073
                                                                    (b)$9.844       (b)$12.167     (b)$10.995
          Ending Number of AUs..................................    (a)4,941        (a)45,875      (a)177,083
                                                                    (b)2,907        (b)25,746      (b)93,507
--------------------------------------------------------------------------------------------------------------

TECHNOLOGY - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.007       (a)$9.129      (a)$10.810
                                                                    (b)$7.006       (b)$9.109      (b)$10.759
          Ending AUV............................................    (a)$9.129       (a)$10.810     (a)$10.071
                                                                    (b)$9.109       (b)$10.759     (b)$9.998
          Ending Number of AUs..................................    (a)15           (a)150         (a)1,608
                                                                    (b)0            (b)407         (b)1,273
--------------------------------------------------------------------------------------------------------------

TELECOM UTILITY - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$7.961       (a)$10.652     (a)$11.913
                                                                    (b)$7.956       (b)$10.565     (b)$11.784
          Ending AUV............................................    (a)$10.652      (a)$11.913     (a)$12.464
                                                                    (b)$10.565      (b)$11.784     (b)$12.299
          Ending Number of AUs..................................    (a)13           (a)2,370       (a)2,136
                                                                    (b)0            (b)440         (b)1,175
--------------------------------------------------------------------------------------------------------------



AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Maximum Anniversary Value Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             CONDENSED FINANCIAL INFORMATION FOR CONTRACTS ISSUED BY
US LIFE (FORMERLY FIRST SUNAMERICA LIFE INSURANCE COMPANY) (NEW YORK
                                ONLY) - CONTINUED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                    FISCAL YEAR    FISCAL YEAR
                                                                    INCEPTION TO       ENDED          ENDED
                                                                      12/31/09        12/31/10       12/31/11
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
TOTAL RETURN BOND - SAST Class 3 Shares
(Inception Date - 4/30/09)
          Beginning AUV.........................................    (a)$11.461      (a)$12.237     (a)$12.813
                                                                    (b)$11.462      (b)$12.214     (b)$12.756
          Ending AUV............................................    (a)$12.237      (a)$12.813     (a)$13.419
                                                                    (b)$12.214      (b)$12.756     (b)$13.327
          Ending Number of AUs..................................    (a)25,751       (a)114,728     (a)366,855
                                                                    (b)6,326        (b)51,862      (b)173,849
--------------------------------------------------------------------------------------------------------------



AU - Accumulation Unit
AUV - Accumulation Unit Value
(a) Reflecting minimum Separate Account expenses
(b) Reflecting maximum Separate Account expenses, with election of the optional Maximum Anniversary Value Death Benefit

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Certain death benefits are either no longer offered or have changed since first being offered. If your contract was issued prior to January 23, 2012, please see Appendix G for a description of the death benefit calculations and death benefit calculations following a Spousal Continuation for your contract.

The following details the standard and Maximum Anniversary Value death benefits payable upon the Continuing Spouse's death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original Owner of the contract, whether a Living Benefit was elected, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse's date of death.

Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.

We define "Continuation Net Purchase Payments" as Net Purchase Payments made on or after the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution, is considered the initial Continuation Purchase Payment. We define "Continuation Purchase Payments" as Purchase Payments made on or after the Continuation Date.

The term "withdrawals" as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.

The term "Withdrawal Adjustment" is used, if a Living Benefit had been elected, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when the Continuing Spouse takes a withdrawal and the amount of the withdrawal. If cumulative withdrawals for the current contract year are taken prior to the Continuing Spouse's 81st birthday and are less than or equal to the Maximum Annual Withdrawal Amount, the amount of adjustment will equal the amount of each withdrawal. If a withdrawal is taken prior to the Continuing Spouse's 81st birthday and cumulative withdrawals for the current contract year are in excess of the Maximum Annual Withdrawal Amount, the contract value and the death benefit are first reduced by the Maximum Annual Withdrawal Amount. The resulting death benefit is further adjusted by the withdrawal amount in excess of the Maximum Annual Withdrawal Amount by the percentage by which the excess withdrawal reduced the resulting contract value. If a withdrawal is taken on or after the Continuing Spouse's 81st birthday, the amount of adjustment is determined by the percentage by which the withdrawal reduced the contract value.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS DESCRIBED BELOW ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER THE CONTINUING SPOUSE'S 86TH BIRTHDAY.

The standard death benefit and the optional Maximum Anniversary Value death benefit are calculated differently depending on whether the original Owner had elected a Living Benefit, described above.

A. STANDARD AND MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH:

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT AND THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF A LIVING BENEFIT:

     1.  STANDARD DEATH BENEFIT

          If the Continuing Spouse is age 85 or younger on the Continuation Date, the death benefit will be the greater of:

          a.  Contract value; or

          b.  Continuation Net Purchase Payments.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to the contract value.

     2.  OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

          If the Continuing Spouse is age 80 or younger on the Continuation Date, the death benefit will be the greatest of:

          a.  Contract value; or

          b.  Continuation Net Purchase Payments; or

          c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, plus any Continuation Purchase Payments received since that anniversary; and reduced for any withdrawals since that anniversary in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal. The anniversary value for any year is equal to the contract value on the applicable anniversary after the Continuation Date.

If the Continuing Spouse is age 81-85 on the Continuation Date, then the death benefit will be the Standard Death Benefit described above and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT AND THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF A LIVING BENEFIT:

     1.  STANDARD DEATH BENEFIT

          If the Continuing Spouse is age 85 or younger on the Continuation Date, the death benefit will be the greater of:

          a. Contract value; or

          b. Continuation Purchase Payments reduced by:

               (i) any Withdrawal Adjustments after the Continuation Date, if the Living Benefit has not been terminated; or

               (ii) any Withdrawal Adjustments after the Continuation Date, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value.

     2.  OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

          If the Continuing Spouse is age 80 or younger on the Continuation Date, the death benefit will be the greatest of:

          a. Contract value; or

          b. Continuation Purchase Payments reduced by:

               (i) any Withdrawal Adjustments after the Continuation Date, if the Living Benefit has not been terminated; or

               (ii) any Withdrawal Adjustments after the Continuation Date, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, plus Continuation Purchase Payments received since that contract anniversary; and reduced by:

               (i) any Withdrawal Adjustments since that contract anniversary, if the Living Benefit has not been terminated: or

               (ii) any Withdrawal Adjustments since that contract anniversary, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          The anniversary value for any year is equal to the contract value on the applicable anniversary.

          If the Continuing Spouse is age 81-85 on the Continuation Date, the death benefit will be the Standard Death Benefit with election of a Living Benefit, described above and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 APPENDIX C - FORMULA FOR CALCULATING AND EXAMPLE OF THE SUNAMERICA INCOME PLUS
                        AND SUNAMERICA INCOME BUILDER FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The fee for SunAmerica Income Plus and SunAmerica Income Builder is assessed against the Income Base and deducted from the contract value at the end of each Benefit Quarter.

------------------------------------------------------------------------------------
                                                                           MAXIMUM
                                                                         ANNUALIZED
                                                                          FEE RATE
                                                                         DECREASE OR
                                                                          INCREASE
                                 INITIAL       MAXIMUM       MINIMUM        EACH
          NUMBER OF              ANNUAL        ANNUAL        ANNUAL        BENEFIT
       COVERED PERSONS          FEE RATE      FEE RATE      FEE RATE      QUARTER*
------------------------------------------------------------------------------------
 One Covered Person               1.10%         2.20%         0.60%       +/-0.25%
------------------------------------------------------------------------------------
 Two Covered Persons              1.35%         2.70%         0.60%       +/-0.25%
------------------------------------------------------------------------------------


* The fee rate can decrease or increase no more than 0.0625% each quarter (0.25%/ 4).

The Initial Annual Fee Rate is guaranteed for the first Benefit Year. Subsequently, the fee rate may change quarterly subject to the parameters identified in the table above. Any fee rate adjustment is based on the non-discretionary formula stated below which is tied to the change in the Volatility Index ("VIX"), an index of market volatility reported by the Chicago Board Options Exchange. The fee rate is based on the average of all VIX values as of Market Close on each day during the Benefit Quarter for which the fee is being calculated (the "Average Value of the VIX"). In general, as the Average Value of the VIX decreases or increases, your fee rate will decrease or increase accordingly, subject to the maximums and minimums identified in the table above.

The non-discretionary formula used in the calculation of the Annual Fee Rate applicable after the first Benefit Year is:

INITIAL ANNUAL FEE RATE + [0.05% X (AVERAGE VALUE OF THE VIX - 20)]

You may find the value of the VIX for any given day by going to the Chicago Board Options Exchange website, www.cboe.com.


EXAMPLE

ASSUME YOU ELECT SUNAMERICA INCOME PLUS FOR ONE COVERED PERSON AND YOU INVEST A SINGLE PURCHASE PAYMENT OF $100,000 WITH NO ADDITIONAL PURCHASE PAYMENTS AND NO WITHDRAWALS BEFORE THE 16TH BENEFIT QUARTER. ASSUME THE AVERAGE VALUE OF THE VIX, CALCULATED FORMULA VALUE, ANNUAL FEE RATE AND QUARTERLY FEE RATE ARE AS
FOLLOWS:

--------------------------------------------------------------------
                 AVERAGE     CALCULATED
   BENEFIT      VALUE OF       FORMULA       ANNUAL       QUARTERLY
   QUARTER         VIX         VALUE*       FEE RATE     FEE RATE**
--------------------------------------------------------------------
     1st          24.82          N/A          1.10%        0.2750%
--------------------------------------------------------------------
     2nd          21.49          N/A          1.10%        0.2750%
--------------------------------------------------------------------
     3rd          24.16          N/A          1.10%        0.2750%
--------------------------------------------------------------------
     4th          19.44          N/A          1.10%        0.2750%
--------------------------------------------------------------------
     5th          16.88         0.94%         0.94%        0.2350%
--------------------------------------------------------------------


* The Calculated Formula Value equals the number resulting from application of the formula stated above. This amount is compared to the minimum and maximum fee and the maximum quarterly fee increase to determine the annual fee rate each quarter.

** The Quarterly Fee Rate is the Annual Fee Rate divided by 4.

IN THE 5TH BENEFIT QUARTER, THE AVERAGE VALUE OF THE VIX DECREASES TO 16.88. WE CALCULATE THE ANNUAL FEE RATE IN THE 5TH BENEFIT QUARTER AS FOLLOWS:

STEP 1: CALCULATION OF THE ANNUAL FEE RATE

     Initial Annual Fee Rate + [0.05% x (Average Value of VIX - 20)]

     1.10% + [0.05% x (16.88 - 20)]

     1.10% +[0.05% x (-3.12)]

     1.10% + (-0.0016) = 0.94% (Annual Fee Rate)

STEP 2: DETERMINE WHETHER THE ANNUAL FEE RATE CALCULATED IN STEP 1 IS WITHIN THE
        MAXIMUM OR MINIMUM ANNUAL FEE RATE AND WITHIN THE MAXIMUM QUARTERLY ANNUALIZED FEE RATE INCREASE OR DECREASE

1.10% - 0.94% = 0.16% which is within 0.25% of the previous Annual Fee Rate (1.10%).

0.94% is higher than the Minimum Annual Fee Rate (0.60%) and is lower than the Maximum Annual Fee Rate (2.20%).

Therefore, the Annual Fee Rate for the 5th Benefit Quarter is 0.94%.

The Quarterly Fee Rate is 0.2350% (or 0.94% divided by 4).

AFTER THE 5TH BENEFIT QUARTER, ASSUME THE AVERAGE VALUE OF THE VIX, CALCULATED FORMULA VALUE, ANNUAL FEE RATE AND QUARTERLY FEE RATE ARE AS FOLLOWS:

--------------------------------------------------------------------
                 AVERAGE     CALCULATED
   BENEFIT      VALUE OF       FORMULA       ANNUAL       QUARTERLY
   QUARTER         VIX          VALUE       FEE RATE      FEE RATE
--------------------------------------------------------------------
     6th          20.00         1.10%         1.10%        0.2750%
--------------------------------------------------------------------
     7th          25.57         1.38%         1.35%        0.3375%
--------------------------------------------------------------------
     8th          30.22         1.61%         1.60%        0.4000%
--------------------------------------------------------------------
     9th          26.02         1.40%         1.40%        0.3500%
--------------------------------------------------------------------
    10th          22.83         1.24%         1.24%        0.3100%
--------------------------------------------------------------------
    11th          19.88         1.09%         1.09%        0.2725%
--------------------------------------------------------------------
    12th          20.60         1.13%         1.13%        0.2825%
--------------------------------------------------------------------
    13th          14.44         0.82%         0.88%        0.2200%
--------------------------------------------------------------------
    14th          13.41         0.77%         0.77%        0.1925%
--------------------------------------------------------------------
    15th          9.11          0.56%         0.60%        0.1500%
--------------------------------------------------------------------
    16th          16.30         0.92%         0.85%        0.2125%
--------------------------------------------------------------------


IN THE 7TH BENEFIT QUARTER, THE AVERAGE VALUE OF THE VIX INCREASES TO 25.57. WE CALCULATE THE ANNUAL FEE RATE IN THE 7TH BENEFIT QUARTER AS FOLLOWS:

STEP 1: CALCULATION OF THE ANNUAL FEE RATE

     Initial Annual Fee Rate + [0.05% x (Average Value of VIX - 20)]

     1.10% + [0.05% x (25.57 - 20)]

     1.10% + [0.05% x (5.57)]

     1.10% + (0.00278) = 1.38% (Annual Fee Rate)

STEP 2: DETERMINE WHETHER THE ANNUAL FEE RATE CALCULATED IN STEP 1 IS WITHIN THE
        MAXIMUM OR MINIMUM ANNUAL FEE RATE AND WITHIN THE MAXIMUM QUARTERLY ANNUALIZED FEE RATE INCREASE OR DECREASE

1.10% - 1.38% = 0.28% which is more than 0.25% higher than the previous Annual Fee Rate of 1.10%.

The Annual Fee Rate is adjusted to be exactly 0.25% higher than the previous Annual Fee Rate, which is 1.35% (1.10% + 0.25%). This is within the Minimum and Maximum Annual Fee Rates.

Therefore, the Quarterly Fee Rate is 0.3375% (or 1.35% divided by 4).

IN THE 13TH BENEFIT QUARTER, THE AVERAGE VALUE OF THE VIX DECREASES TO 14.44. WE CALCULATE THE ANNUAL FEE RATE IN THE 13TH BENEFIT QUARTER AS FOLLOWS:

STEP 1: CALCULATION OF THE ANNUAL FEE RATE

     Initial Fee Rate + [0.05% x (Average Value of VIX - 20)]

     1.10% + [0.05% x (14.44 - 20)]

     1.10% + [0.05% x (-5.56)]

     1.10% + (-0.00278) = 0.82% (Annual Fee Rate)

STEP 2: DETERMINE WHETHER THE ANNUAL FEE RATE CALCULATED IN STEP 1 IS WITHIN THE
        MAXIMUM OR MINIMUM ANNUAL FEE RATE AND WITHIN THE MAXIMUM QUARTERLY ANNUALIZED FEE RATE INCREASE OR DECREASE

1.13% - 0.82% = 0.31% which is more than a 0.25% Quarterly Annualized Fee Rate Decrease from the previous Annual Fee Rate of 1.13%.

Therefore, the Annual Fee Rate is adjusted to be exactly 0.25% lower than the previous Annual Fee Rate, which is 0.88% (1.13% - 0.25%).

IN THE 15TH BENEFIT QUARTER, THE AVERAGE VALUE OF THE VIX DECREASES TO 9.11. WE CALCULATE THE ANNUAL FEE RATE IN THE 15TH BENEFIT QUARTER AS FOLLOWS:

STEP 1: CALCULATION OF THE ANNUAL FEE RATE

     Initial Fee Rate + [0.05% x (Average Value of VIX - 20)]

     1.10% + [0.05% x (9.11 - 20)]

     1.10% + [0.05% x (-10.89)]

     1.10% + (-0.005445) = 0.56% (Annual Fee Rate)

STEP 2: DETERMINE WHETHER THE ANNUAL FEE RATE CALCULATED IN STEP 1 IS WITHIN THE
        MAXIMUM OR MINIMUM ANNUAL FEE RATE AND WITHIN THE MAXIMUM QUARTERLY ANNUALIZED FEE RATE INCREASE OR DECREASE

The Annual Fee Rate of 0.56% is lower than the Minimum Annual Fee Rate (0.60%).

Therefore, the Annual Fee Rate is adjusted to be exactly the Minimum Annual Fee Rate, which is 0.60%.

After the 16th Benefit Quarter, the Annual Fee Rate will continue to increase or decrease depending on the movement of the Average Value of the VIX. If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                 APPENDIX D - OPTIONAL LIVING BENEFITS EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following examples demonstrate how Purchase Payments invested and withdrawals taken from the contract affect the values and benefits of these living benefit features. The examples are based on a hypothetical contract over an extended period of time and do not assume any specific rate of return nor do they represent how your contract will actually perform.


The examples below assume election of SunAmerica Income Plus Income Option with Dynamic Allocation (one Covered Person).


EXAMPLE 1: INITIAL VALUES

The values shown below are based on the following assumptions:

     - Benefit Effective Date = contract issue date

     - Initial Purchase Payment = $100,000

     - Covered Person = Owner age 67 on the Benefit Effective Date

     - Maximum Annual Withdrawal Percentage = 5.5%

----------------------------------------------------------------------------------------------------------------
                                                                                                       MAXIMUM
                                PURCHASE      ELIGIBLE                                   INCOME        ANNUAL
                                PAYMENTS      PURCHASE      CONTRACT       INCOME        CREDIT      WITHDRAWAL
         VALUES AS OF           INVESTED      PAYMENTS        VALUE         BASE          BASE         AMOUNT
----------------------------------------------------------------------------------------------------------------
   Benefit Effective Date       $100,000      $100,000      $100,000      $100,000      $100,000       $5,500
----------------------------------------------------------------------------------------------------------------


     - Income Base = Initial Purchase Payment = $100,000

     - Income Credit Base = Initial Purchase Payment = $100,000

     - Maximum Annual Withdrawal Amount = Income Base x Maximum Annual Withdrawal Percentage


          = $100,000 x 5.5% = $5,500


EXAMPLE 2: IMPACT OF ADDING SUBSEQUENT PURCHASE PAYMENTS AND ATTAINING HIGHEST ANNIVERSARY VALUES

The values shown below are based on the assumptions stated in Example 1 above, in addition to the following:


     - Subsequent Purchase Payment invested in the first contract year =
       $150,000.



     - Subsequent Purchase Payment invested in the second contract year =
       $10,000.


     - No withdrawals taken in the first 3 contract years


-------------------------------------------------------------------------------------------------------------------------
                                                                                                                 MAXIMUM
                          PURCHASE  ELIGIBLE  INELIGIBLE   ASSUMED                          INCOME               ANNUAL
                           PAYMENT  PURCHASE   PURCHASE   CONTRACT  ANNIVERSARY   INCOME    CREDIT    INCOME   WITHDRAWAL
       VALUES AS OF       INVESTED  PAYMENTS   PAYMENTS     VALUE      VALUE       BASE      BASE     CREDIT     AMOUNT
-------------------------------------------------------------------------------------------------------------------------
 Benefit Effective Date   $100,000  $100,000      $0      $100,000       --      $100,000  $100,000     --       $5,500
-------------------------------------------------------------------------------------------------------------------------
         Year 1           $150,000  $150,000      $0      $245,000       --      $250,000  $250,000     --       $13,750
-------------------------------------------------------------------------------------------------------------------------
     1st Anniversary         --        --         --      $270,000    $270,000   $270,000  $270,000   $15,000    $14,850
-------------------------------------------------------------------------------------------------------------------------
         Year 2            $10,000     --       $10,000   $290,000       --      $270,000  $270,000     --       $14,850
-------------------------------------------------------------------------------------------------------------------------
     2nd Anniversary         --        --         --      $297,000    $287,000   $287,000  $287,000   $16,200    $15,785
-------------------------------------------------------------------------------------------------------------------------
     3rd Anniversary         --        --         --      $320,000    $310,000   $310,000  $310,000   $17,220    $17,050
-------------------------------------------------------------------------------------------------------------------------




     Eligible Purchase Payments:



       - First contract year = $250,000 ($100,000 + $150,000 = $250,000)


     Ineligible Purchase Payments


       - Second contract year = $10,000 (Purchase Payments received after the first year)

The values of the feature are impacted by adding subsequent Purchase Payments as follows:

     - The Income Base, Income Credit Base and the Maximum Annual Withdrawal Amount ("MAWA") are recalculated at the time each subsequent Eligible Purchase Payment is received.


       - In year 1, the Income Base and Income Credit Base were increased to $250,000 ($100,000 + $150,000); and the MAWA was increased to $13,750
         ($250,000 x 5.5%).



The values of the feature are impacted by attaining the highest Anniversary Values as follows:



     - The Income Base and Income Credit Base are increased to the highest Anniversary Value on each anniversary if the current Anniversary Value is greater than the current Income Base plus the Income Credit and all previous Anniversary Values; and the Maximum Annual Withdrawal Amount ("MAWA") is recalculated based on the value of the new Income Base.


       - On the 1st anniversary, the Income Base and Income Credit Base were increased to $270,000 ($270,000 is greater than $250,000 + $15,000
         Income Credit); and the MAWA was increased to $14,850 ($270,000 x
         5.5%).


       - On the 2nd anniversary, the Income Base and Income Credit Base were increased to $287,000 ($297,000 less Ineligible Purchase Payment of $10,000 = $287,000, which is greater than $270,000 + $16,200 Income
         Credit); and the MAWA was increased to $15,785 ($287,000 x 5.5%).



       - On the 3rd anniversary, the Income Base and Income Credit Base were increased to $310,000 ($320,000 less Ineligible Purchase Payment of $10,000 = $310,000, which is greater than $287,000 + $17,220 Income
         Credit) and the MAWA was increased to $17,050 ($310,000 x 5.5%).


EXAMPLE 3: IMPACT OF TAKING WITHDRAWALS (UP TO THE MAXIMUM ANNUAL WITHDRAWAL AMOUNT)

The values shown below are based on the assumptions stated in Examples 1 and 2 above, in addition to the following:


     - Withdrawals of 5% of Income Base taken in the fourth and fifth contract years.



----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   MAXIMUM
                                             ASSUMED                                   INCOME                      ANNUAL
                             WITHDRAWAL     CONTRACT     ANNIVERSARY     INCOME        CREDIT        INCOME      WITHDRAWAL
        VALUES AS OF            TAKEN         VALUE         VALUE         BASE          BASE         CREDIT        AMOUNT
----------------------------------------------------------------------------------------------------------------------------
      3rd Anniversary            --         $320,000      $310,000      $310,000      $310,000       $17,220       $17,050
----------------------------------------------------------------------------------------------------------------------------
          Year 4               $15,500      $322,000         --         $310,000      $310,000         --          $17,050
----------------------------------------------------------------------------------------------------------------------------
      4th Anniversary            --         $321,000      $311,000      $313,100      $310,000       $3,100        $17,221
----------------------------------------------------------------------------------------------------------------------------
          Year 5               $15,655      $312,000         --         $313,100      $310,000         --          $17,221
----------------------------------------------------------------------------------------------------------------------------
      5th Anniversary            --         $305,000      $295,000      $316,200      $310,000       $3,100        $17,391
----------------------------------------------------------------------------------------------------------------------------




     - In year 4, $15,500 was withdrawn ($310,000 x 5%).



     - In year 5, $15,655 was withdrawn ($313,100 x 5%).


The values of the feature are impacted by withdrawals taken as follows:

     - The Income Base and Income Credit Base are not reduced because the amount of the withdrawal taken was less than the Maximum Annual Withdrawal Amount ("MAWA")


       - In year 4, $15,500 was withdrawn and is less than the MAWA of $17,050.



       - In year 5, $15,655 was withdrawn and is less than the MAWA of $17,221.



     - The Income Credit Percentage used to determine the amount of the Income Credit added on the 4th and 5th anniversaries were reduced by the percent withdrawn (6% Income Credit Percentage - 5% withdrawal = 1% Income Credit Percentage)



Income Credit = $3,100 ($310,000 Income Credit Base x 1% Income Credit
                                   Percentage)


NOTE: When the Income Base is increased due to the addition of the Income Credit, the Income Credit Base is not increased. The Income Credit Base is increased by the addition of Eligible Purchase Payments and when the Income Base is increased to the highest Anniversary Value (as shown in Example 2 above).

EXAMPLE 4: IMPACT OF TAKING EXCESS WITHDRAWALS (IN EXCESS OF THE MAXIMUM ANNUAL WITHDRAWAL AMOUNT)

The values shown below are based on the assumptions stated in Examples 1, 2 and 3 above, in addition to the following:


     - Withdrawals of 8% of Income Base taken in the sixth and seventh contract years.



-----------------------------------------------------------------------------------------------------------
                                                                                                   MAXIMUM
                                         ASSUMED                             INCOME                ANNUAL
                            WITHDRAWAL   CONTRACT  ANNIVERSARY    INCOME     CREDIT     INCOME   WITHDRAWAL
        VALUES AS OF           TAKEN      VALUE       VALUE        BASE       BASE      CREDIT     AMOUNT
-----------------------------------------------------------------------------------------------------------
      5th Anniversary           --       $305,000    $295,000    $316,200   $310,000    $3,100     $17,391
-----------------------------------------------------------------------------------------------------------
          Year 6              $25,296    $280,000       --       $307,505   $301,475      --       $16,913
-----------------------------------------------------------------------------------------------------------
      6th Anniversary           --       $290,000    $280,000    $307,505   $301,475      $0       $16,913
-----------------------------------------------------------------------------------------------------------
          Year 7              $24,600    $260,000       --       $298,864   $293,004      --       $16,437
-----------------------------------------------------------------------------------------------------------
      7th Anniversary           --       $230,000    $220,000    $298,864   $293,004      $0       $16,437
-----------------------------------------------------------------------------------------------------------



The values of the feature are impacted by taking withdrawals in excess of the Maximum Annual Withdrawal Amount ("MAWA") as follows:

     - The Income Base and Income Credit Base are reduced by the same proportion by which the contract value is reduced by the amount in excess of the
       MAWA:


       - In year 6, the reduction proportion is 2.75% ([$25,296 - $17,391] / [$305,000 - $17,391]); the reduced Income Base is $307,505 ($316,200 x
         [1 - 2.75%]); and the reduced Income Credit Base is $301,475 ($310,000 x [1 - 2.75%]).



       - In year 7, the reduction proportion is 2.81% ([$24,600 - $16,913] / [$290,000 - $16,913]); the reduced Income Base is $298,864 ($307,505 x
         [1 - 2.81%]); and the reduced Income Credit Base is $293,004 ($301,475 x [1 - 2.81%]).


     - The Income Credit Percentage is reduced to 0% because the withdrawal taken was in excess of the MAWA.

     - The MAWA is recalculated based on the reduced Income Base.

EXAMPLE 5: PROTECTED INCOME PAYMENT

The values shown below are based on the assumptions stated in Examples 1, 2, 3 and 4 above, in addition to the following:

     - Contract values as shown below and reduced to $0 in Year 11 due to market conditions.


     - No withdrawals taken after the seventh contract year.



----------------------------------------------------------------------------------------------------------
                                                                                       MAXIMUM
                             ASSUMED                             INCOME                ANNUAL    PROTECTED
                             CONTRACT  ANNIVERSARY    INCOME     CREDIT     INCOME   WITHDRAWAL    INCOME
        VALUES AS OF          VALUE       VALUE        BASE       BASE      CREDIT     AMOUNT     PAYMENT
----------------------------------------------------------------------------------------------------------
      7th Anniversary        $230,000    $220,000    $298,864   $293,004      $0       $16,437       --
----------------------------------------------------------------------------------------------------------
      8th Anniversary        $150,000    $140,000    $316,444   $293,004   $17,580     $17,404       --
----------------------------------------------------------------------------------------------------------
      9th Anniversary        $100,000    $90,000     $334,024   $293,004   $17,580     $18,371       --
----------------------------------------------------------------------------------------------------------
     10th Anniversary        $50,000     $40,000     $351,604   $293,004   $17,580     $19,338       --
----------------------------------------------------------------------------------------------------------
          Year 11               $0          $0       $351,604   $293,004      --       $19,338       --
----------------------------------------------------------------------------------------------------------
     11th Anniversary           $0          $0       $351,604   $293,004      --         --       $14,064
----------------------------------------------------------------------------------------------------------




     - The Protected Income Payment of $14,064 ($351,604 x 4%) will be paid for the lifetime of the Covered Person.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------
   PROSPECTUS PROVISION            AVAILABILITY OR VARIATION               STATES
-------------------------------------------------------------------- ----------------
 Administration Charge     Contract Maintenance Fee is $30.           New Mexico
-------------------------------------------------------------------- ----------------
 Administration Charge     Charge will be deducted pro-rata from      New York
                           Variable Portfolios only.                  Oregon
                                                                      Texas
                                                                      Washington
-------------------------------------------------------------------- ----------------
 Annuity Date              You may switch to the Income Phase any     Florida
                           time after your first contract
                           anniversary.
-------------------------------------------------------------------- ----------------
 Annuity Date              You may begin the Income Phase any time    New York
                           13 or more months after contract issue.
-------------------------------------------------------------------- ----------------
 Free Look                 If you are age 65 or older on the          Arizona
                           contract issue date, the Free Look
                           period is 30 days.
-------------------------------------------------------------------- ----------------
 Free Look                 If you are age 60 or older on the          California
                           contract issue date, the Free Look
                           period is 30 days.
-------------------------------------------------------------------- ----------------
 Free Look                 If you are age 64 and under on the         Florida
                           contract issue date, the Free Look
                           period is 14 days and if you are age 65
                           and older on the contract issue date,
                           the Free Look period is 21 days.
-------------------------------------------------------------------- ----------------
 Free Look                 The Free Look period is 20 days.           Idaho
                                                                      North Dakota
                                                                      Rhode Island
                                                                      Texas
-------------------------------------------------------------------- ----------------
 Free Look                 The Free Look amount is calculated as      New York
                           the greater of (1) Purchase Payments or
                           (2) the value of your contract on the
                           day we receive your request in Good
                           Order at the Annuity Service Center.
-------------------------------------------------------------------- ----------------
 Minimum Contract Value    The minimum remaining contract value       Texas
                           after a partial withdrawal must be
                           $2,000.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0.50%     California
                           for Qualified contracts and 2.35% for
                           Non-Qualified contracts based on
                           contract value when you begin the Income
                           Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Maine
                           Qualified contracts and 2.0% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Nevada
                           Qualified contracts and 3.5% for Non-
                           Qualified contracts based on contract
                           value when you begin the Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               For the first $500,000 in the contract,    South Dakota
                           we deduct premium tax charges of 0% for
                           Qualified contracts and 1.25% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase. For any amount in excess
                           of $500,000 in the contract, we deduct
                           front-end premium tax charges of 0% for
                           Qualified contracts and 0.80% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 1.0%      West Virginia
                           for Qualified contracts and 1.0% for
                           Non-Qualified contracts based on
                           contract value when you begin the Income
                           Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Wyoming
                           Qualified contracts and 1.0% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Purchase Payment Age      The Purchase Payment Age Limit is the      Kentucky
 Limitation                later of three years after contract        Minnesota
                           issue or the Owner's 63rd birthday.        Oklahoma
                                                                      Texas
-------------------------------------------------------------------- ----------------
 Purchase Payment Age      The Purchase Payment Age Limit is the      Washington
 Limitation                later of two years after contract issue
                           or the Owner's 62nd birthday.
-------------------------------------------------------------------- ----------------
 SunAmerica Income Plus,   Charge will be deducted pro-rata from      New York
 SunAmerica Income         Variable Portfolios only.                  Oregon
 Builder                                                              Texas
                                                                      Washington
-------------------------------------------------------------------- ----------------
 Transfer Privilege        Any transfer over the limit of 15 will     Pennsylvania
                           incur a $10 transfer fee.                  Texas
-------------------------------------------------------------------- ----------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  APPENDIX F - LIVING BENEFITS FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 12, 2012
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

None of the Living Benefits described below are currently being offered.

TABLE OF CONTENTS

SunAmerica Income Plus.....................................................  F-1
SunAmerica Income Plus Fees................................................  F-4
SunAmerica Income Builder..................................................  F-1
SunAmerica Income Builder Fees.............................................  F-4
MarketLock For Life........................................................  F-4
MarketLock For Life Fees...................................................  F-7
MarketLock Income Plus.....................................................  F-10
MarketLock Income Plus Fees................................................  F-15
MarketLock For Life Plus...................................................  F-16
MarketLock For Life Plus Fee...............................................  F-20


SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER


If your contract was issued between January 23, 2012 and November 11, 2012 and you elected the optional SunAmerica Income Plus or SunAmerica Income Builder living benefits, the following provisions are applicable to the feature you elected. Additionally, if your contract was issued between January 23, 2012 and June 17, 2012, please see below for the income options under the optional SunAmerica Income Plus or SunAmerica Income Builder living benefits that are applicable to the feature you elected. All other SunAmerica Income Plus and SunAmerica Income Builder provisions discussed in the prospectus above apply to your elected feature except for the following:


Under LIVING BENEFIT DEFINED TERMS, the terms "Eligible Purchase Payments" and "Ineligible Purchase Payments" are defined as follows:

     ELIGIBLE PURCHASE PAYMENTS

     Eligible Purchase Payments are Purchase Payments, or portions thereof, made on or after the Benefit Effective Date as shown in the table below and are included in the calculation of the Income Base and Income Credit Base. The calculation of Eligible Purchase Payments does not include Income Credits or the Continuation Contribution, if any. However, the Continuation Contribution, if any, is included in the calculation of Anniversary Values. Total Purchase Payments are limited to $1,500,000 without prior Company approval.

---------------------------------------------------------------------------
  FIRST CONTRACT YEAR                 SUBSEQUENT CONTRACT YEARS
---------------------------------------------------------------------------
    100% of Purchase       Purchase Payments received in Contract Year 2,
    Payments received      capped at 100% of Purchase Payments received in
                                       the first Contract Year
---------------------------------------------------------------------------


     EXAMPLE: If you made a $100,000 Purchase Payment in contract year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 in contract year 2 for a grand total maximum of $200,000 of Eligible Purchase Payments.

     INELIGIBLE PURCHASE PAYMENTS

     Purchase Payments, or portions thereof, received after the 2nd Contract Year, or that are in excess of the caps discussed in the table under "ELIGIBLE PURCHASE PAYMENTS" above.

If your contract was issued between January 23, 2012 and June 17, 2012 and you elected the optional SunAmerica Income Plus or SunAmerica Income Builder living benefits, the following provisions are applicable to the feature you elected. All other SunAmerica Income Plus and SunAmerica Income Builder provisions discussed in the prospectus above apply to your elected feature except for the following:

Under the question, "WHAT DETERMINES THE AMOUNT I CAN RECEIVE EACH YEAR?" the income options under SunAmerica Income Plus and SunAmerica Income Builder are as follows:

---------------------------------------------------------------------
     NUMBER OF COVERED
         PERSONS
    AND AGE OF COVERED          SUNAMERICA            SUNAMERICA
          PERSON                INCOME PLUS           INCOME PLUS
   AT FIRST WITHDRAWAL*       INCOME OPTION 1       INCOME OPTION 2
---------------------------------------------------------------------
 One Covered Person (Age
 64 and Younger)               6.0% / 3.0%**         6.0% / 3.0%**
---------------------------------------------------------------------
 One Covered Person (Age
 65 and Older)                  6.0% / 4.0%           7.0% / 3.0%
---------------------------------------------------------------------
 Two Covered Persons
 (Age 64 and Younger)         5.5% / 3.0%***        5.5% / 3.0%***
---------------------------------------------------------------------
 Two Covered Persons
 (Age 65 and Older)             5.5% / 4.0%           6.5% / 3.0%
---------------------------------------------------------------------



---------------------------------------------------------------------
     NUMBER OF COVERED
         PERSONS
    AND AGE OF COVERED          SUNAMERICA            SUNAMERICA
          PERSON                INCOME PLUS        INCOME PLUS WITH
   AT FIRST WITHDRAWAL*       INCOME OPTION 3      CUSTOM ALLOCATION
---------------------------------------------------------------------
 One Covered Person (Age
 64 and Younger)                4.0% / 4.0%          5.0% / 3.0%**
---------------------------------------------------------------------
 One Covered Person (Age
 65 and Older)                 5.25% / 5.25%          5.0% / 4.0%
---------------------------------------------------------------------
 Two Covered Persons
 (Age 64 and Younger)           3.5% / 3.5%         4.5% / 3.0%***
---------------------------------------------------------------------
 Two Covered Persons
 (Age 65 and Older)            4.75% / 4.75%          4.5% / 4.0%
---------------------------------------------------------------------



----------------------------------------------------------
      NUMBER OF COVERED PERSONS
      AND AGE OF COVERED PERSON            SUNAMERICA
         AT FIRST WITHDRAWAL*            INCOME BUILDER
----------------------------------------------------------
 One Covered Person (Age 64 and
 Younger)                                  4.0% / 4.0%
----------------------------------------------------------
 One Covered Person (Age 65 and
 Older)                                    5.0% / 5.0%
----------------------------------------------------------
 Two Covered Persons (Age 64 and
 Younger)                                  3.5% / 3.5%
----------------------------------------------------------
 Two Covered Persons (Age 65 and
 Older)                                    4.5% / 4.5%
----------------------------------------------------------


THE FIRST PERCENTAGE REPRESENTS THE MAXIMUM ANNUAL WITHDRAWAL PERCENTAGE AND THE SECOND PERCENTAGE REPRESENTS THE PROTECTED INCOME PAYMENT PERCENTAGE FOR EACH OF THE OPTIONS SHOWN.

* If there is One Covered Person but there are joint Owners, the Covered Person is the older Owner. If there are Two Covered Persons, the age of first withdrawal is based on the age of the younger of Two Covered Persons.

** If One Covered Person is elected, the Protected Income Payment Percentage is 4.0% if the Income Base is increased to a new highest Anniversary Value on or after the Covered Person's 65th birthday.

*** If Two Covered Persons are elected, the Protected Income Payment Percentage is 4.0% if the Income Base is increased to a new highest Anniversary Value on or after the younger Covered Person's 65th birthday.

If your contract was issued prior to January 23, 2012 and you elected the optional SunAmerica Income Plus or SunAmerica Income Builder living benefits, the following provisions are applicable to the feature you elected. All other SunAmerica Income Plus and SunAmerica Income Builder provisions discussed in the prospectus above apply to your elected feature except for the following:

Under LIVING BENEFIT DEFINED TERMS, the terms "Eligible Purchase Payments" and "Investment Requirements" are defined as follows:

     ELIGIBLE PURCHASE PAYMENTS

     Eligible Purchase Payments are Purchase Payments, or portions thereof, made on or after the Benefit Effective Date as shown in the table below and are included in the calculation of the Income Base and Income Credit Base. The calculation of Eligible Purchase Payments does not include Income Credits or the Continuation Contribution, if any. However, the Continuation Contribution, if any, is included in the calculation of Anniversary Values. Total Purchase Payments are limited to $1,500,000 without prior Company approval.

------------------------------------------------------------------------------
    FIRST CONTRACT YEAR                  SUBSEQUENT CONTRACT YEARS
------------------------------------------------------------------------------
 100% of Purchase Payments  Purchase Payments received in contract years 2-5,
 Received                   capped at 200% of Purchase Payments received in
                            the first contract year
------------------------------------------------------------------------------


     INVESTMENT REQUIREMENTS

     We will allocate 10% of every Purchase Payment and Continuation Contribution, if any, to a fixed interest rate account ("Secure Value Account"). The remaining 90% of every Purchase Payment and Continuation Contribution, if any, (the "Flexible Allocation"), must be allocated by you in accordance with the investment options outlined under "ARE THERE ANY INVESTMENT REQUIREMENTS IF I ELECT SUNAMERICA INCOME PLUS OR SUNAMERICA INCOME BUILDER?" below.

Under the question, "WHAT DETERMINES THE AMOUNT I CAN RECEIVE EACH YEAR?" the income options under SunAmerica Income Plus and SunAmerica Income Builder are as follows:

SUNAMERICA INCOME PLUS

----------------------------------------------------------------------
                           INCOME OPTION 1         INCOME OPTION 2
      NUMBER OF         ----------------------------------------------
   COVERED PERSONS       MAXIMUM    PROTECTED    MAXIMUM    PROTECTED
      AND AGE OF         ANNUAL      INCOME      ANNUAL       INCOME
    COVERED PERSON     WITHDRAWAL    PAYMENT   WITHDRAWAL    PAYMENT
 AT FIRST WITHDRAWAL*  PERCENTAGE  PERCENTAGE  PERCENTAGE  PERCENTAGE
----------------------------------------------------------------------
 One Covered Person
 (Age 64 and Younger)      6.0%       3.0%**       6.0%        3.0%**
----------------------------------------------------------------------
 One Covered Person
 (Age 65 and Older)        6.0%       4.0%         7.0%        3.0%
----------------------------------------------------------------------
 Two Covered Persons
 (Age 64 and Younger)      5.5%       3.0%***      5.5%        3.0%***
----------------------------------------------------------------------
 Two Covered Persons
 (Age 65 and Older)        5.5%       4.0%         6.5%        3.0%
----------------------------------------------------------------------


SUNAMERICA INCOME BUILDER

----------------------------------------------------------------------
                           INCOME OPTION 1         INCOME OPTION 2
      NUMBER OF         ----------------------------------------------
   COVERED PERSONS       MAXIMUM    PROTECTED    MAXIMUM    PROTECTED
      AND AGE OF         ANNUAL      INCOME      ANNUAL       INCOME
    COVERED PERSON     WITHDRAWAL    PAYMENT   WITHDRAWAL    PAYMENT
 AT FIRST WITHDRAWAL*  PERCENTAGE  PERCENTAGE  PERCENTAGE  PERCENTAGE
----------------------------------------------------------------------
 One Covered Person
 (Age 64 and Younger)      5.5%       3.0%**       5.5%        3.0%**
----------------------------------------------------------------------
 One Covered Person
 (Age 65 and Older)        5.5%       4.0%         6.5%        3.0%
----------------------------------------------------------------------
 Two Covered Persons
 (Age 64 and Younger)      5.0%       3.0%***      5.0%        3.0%***
----------------------------------------------------------------------
 Two Covered Persons
 (Age 65 and Older)        5.0%       4.0%         6.0%        3.0%
----------------------------------------------------------------------


     * If there is One Covered Person but there are joint Owners, the Covered Person is the older Owner. If there are Two Covered Persons, the age at first withdrawal is based on the age of the younger of Two Covered Persons.

    ** If One Covered Person is elected, the Protected Income Payment Percentage is 4.0% if the Income Base is increased to a new highest Anniversary Value on or after the Covered Person's 65th birthday.

   *** If Two Covered Persons are elected, the Protected Income Payment
       Percentage is 4.0% if the Income Base is increased to a new highest Anniversary Value on or after the younger Covered Person's 65th birthday.

Under the question, "ARE THERE INVESTMENT REQUIREMENTS IF I ELECT SUNAMERICA INCOME PLUS OR SUNAMERICA INCOME BUILDER?" the investment requirements under SunAmerica Income Plus or SunAmerica Income Builder are as follows:

Are there investment requirements if I elect SunAmerica Income Plus or SunAmerica Income Builder?

Yes. We will allocate 10% of every Purchase Payment and Continuation Contribution, if any, to a Fixed Account ("Secure Value Account"). The Secure Value Account is only available for investment for contracts with election of SunAmerica Income Plus or SunAmerica Income Builder. The crediting interest rate on amounts allocated to the Secure Value Account will never be less than the guaranteed minimum interest rate specified in your contract. The crediting interest rate, once established, will not change for each allocation to the Secure Value Account for the duration of the guarantee period. The guarantee period for the Secure Value Account is a one year period that automatically renews every year from the date of each allocation to the Secure Value Account, unless the Living Benefit has been cancelled. Each allocation to the Secure Value Account may have different crediting interest rates. The remaining 90% of every Purchase Payment and Continuation Contribution, if any (the "Flexible Allocation"), must be allocated by you in accordance with the investment requirements outlined below. As a result, there is a risk that the overall return of 90% of every Purchase Payment and Continuation Contribution may not be as high as the overall return of the entire Purchase Payment and Continuation Contribution invested in the Flexible Allocation.

Your Flexible Allocation must comply with the investment requirements in one of four ways.

FLEXIBLE ALLOCATION -- CHECK-THE-BOX OPTIONS 1-3

After investing 10% in the Secure Value Account, the remaining 90% of Purchase Payments can be invested in accordance with Option 1, 2 or 3:

------------------------------------------------------------------------------
---------------- -------------------------------------------------------------
 Option 1         Invest in one of three available Polaris Portfolio Allocator
                  Models:
                    Model 1, Model 2 or Model 3
                  or
                  Invest in one of three available 50%-50% Combination Models:
                    Model 1, Model 2 or Model 3
 Option 2         Invest in one or more of the following balanced Variable
                  Portfolios:
                    American Funds Asset Allocation SAST
                    Asset Allocation
                    Balanced
                    Franklin Income Securities Fund
                    Managed Allocation Balanced
                    Managed Allocation Moderate
                    Managed Allocation Moderate Growth
                    MFS Total Return
                    SunAmerica Dynamic Allocation Portfolio
                    SunAmerica Dynamic Strategy Portfolio
---------------- -------------------------------------------------------------
 Option 3         Invest in the Cash Management Variable Portfolio
---------------- -------------------------------------------------------------


FLEXIBLE ALLOCATION -- BUILD-YOUR-OWN OPTION 4

After investing 10% in the Secure Value Account, the remaining 90% of Purchase Payments can be invested among the Variable Portfolios and available Fixed Accounts, as follows:

------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. BOND, CASH AND         Minimum 20%      Cash Management
    FIXED                  Maximum 90%      Corporate Bond
    ACCOUNTS                                Global Bond
                                            Government and Quality Bond
                                            Real Return
                                            Total Return Bond

                                            DCA FIXED ACCOUNTS*
                                            6-Month DCA
                                            1-Year DCA
                                            2-Year DCA

                                            FIXED ACCOUNTS
                                            1-Year Fixed (if available)
------------------------------------------------------------------------------------
 B. EQUITY                 Minimum 0%       Aggressive Growth
                           Maximum 70%      Alliance Growth
                                            American Funds Asset Allocation SAST
                                            American Funds Global Growth SAST
                                            American Funds Growth SAST
                                            American Funds Growth-Income SAST
                                            Asset Allocation
                                            Balanced
                                            Blue Chip Growth
                                            Capital Appreciation
                                            Davis Venture Value
                                            "Dogs" of Wall Street
                                            Equity Opportunities
                                            Foreign Value
                                            Franklin Income Securities Fund
                                            Franklin Templeton VIP Founding
                                              Funds Allocation Fund
                                            Fundamental Growth
                                            Global Equities
                                            Growth
                                            Growth-Income
                                            High-Yield Bond
                                            International Diversified Equities
                                            International Growth and Income
                                            Invesco Van Kampen V.I. American
                                              Franchise Fund, Series II Shares
                                            Invesco Van Kampen V.I. Comstock
                                              Fund, Series II Shares
                                            Invesco Van Kampen V.I. Growth and
                                              Income Fund, Series II Shares
                                            Lord Abbett Growth and Income
                                            Managed Allocation Balanced
                                            Managed Allocation Growth
                                            Managed Allocation Moderate
                                            Managed Allocation Moderate Growth
                                            Marsico Focused Growth
                                            MFS Massachusetts Investors Trust
                                            MFS Total Return
                                            Small & Mid Cap Value
                                            SunAmerica Dynamic Allocation Portfolio
                                            SunAmerica Dynamic Strategy Portfolio
                                            Telecom Utility
------------------------------------------------------------------------------------
 C. LIMITED EQUITY         Minimum 0%       Capital Growth
                           Maximum 10%      Emerging Markets
                                            Growth Opportunities
                                            Mid-Cap Growth
                                            Natural Resources
                                            Protected Asset Allocation SAST
                                              Portfolio
                                            Real Estate
                                            Small Company Value
                                            Technology
------------------------------------------------------------------------------------


* You may use a DCA Fixed Account to invest your target allocations in accordance with the investment requirements.

Under the question, "WHAT IS THE FEE FOR SUNAMERICA INCOME PLUS OR SUNAMERICA INCOME BUILDER?" the fee for SunAmerica Income Plus or SunAmerica Income Builder is as follows:

What is the fee for SunAmerica Income Plus and SunAmerica Income Builder?

The fee for SunAmerica Income Plus and SunAmerica Income Builder is calculated as a percentage of the Income Base and deducted from the contract value on a quarterly basis beginning on the first Benefit Quarter Anniversary following the Benefit Effective Date. In New York, Oregon, Texas and Washington, the fee will be deducted pro-rata from Variable Portfolios only. After the first Benefit Year, on each Benefit Quarter Anniversary, we will (1) deduct the fee in effect for the previous Benefit Quarter; and (2) determine the fee rate applicable to the next Benefit Quarter. Please see fee table below:

----------------------------------------------------------------------------
                                                                   MAXIMUM
                                                                 ANNUALIZED
                                                                  FEE RATE
                                                                 DECREASE OR
                                                                  INCREASE
                         INITIAL       MAXIMUM       MINIMUM        EACH
      NUMBER OF        ANNUAL FEE    ANNUAL FEE    ANNUAL FEE      BENEFIT
   COVERED PERSONS        RATE          RATE          RATE        QUARTER*
----------------------------------------------------------------------------
 One Covered Person       1.10%         2.20%         0.60%       +/-0.25%
----------------------------------------------------------------------------
 Two Covered Persons      1.35%         2.70%         0.60%       +/-0.25%
----------------------------------------------------------------------------


* The quarterly fee rate will not decrease or increase by more than 0.0625% each quarter (0.25% / 4).

The initial Annual Fee Rate is guaranteed not to change for the first Benefit Year. Subsequently, the fee rate may change quarterly subject to the parameters identified in the table above. Any fee adjustment is based on a non-discretionary formula tied to the change in the Volatility Index ("VIX(R)"), an index of market volatility reported by the Chicago Board Options Exchange. In general, as the value of the VIX decreases or increases, your fee rate will decrease or increase accordingly, subject to the minimums and maximums identified in the table above. Should the VIX no longer be appropriate or available, we would substitute the VIX with another measure of market volatility for determining the fee. If we substitute the VIX, we will notify you; however, the maximum and minimum annual fee rates described in this prospectus are guaranteed for the life of your contract.

Since the fee rate is assessed against the Income Base, an increase in the Income Base due to the addition of an Income Credit, attaining a higher Anniversary Value or the addition of subsequent Eligible Purchase Payments, will result in an increase to the amount of the fee you pay, assuming that the annual fee rate has not decreased as described above. Please note that this means the addition of an Income Credit will lead to paying a higher fee in any given period than without the addition of the Income Credit, and in certain instances, the value of the Income Credit may be more than offset by the amount of the fee. You will be assessed a non-refundable fee each quarter regardless of whether or not you take any withdrawals.

If your contract value falls to zero, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract or if a death benefit is paid before the end of a Benefit Quarter. If the Living Benefit is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee applicable to the Benefit Quarter in which the surrender occurs if you surrender your contract before the end of a Benefit Quarter. The pro-rata fee is calculated by multiplying the fee by the number of days between the date when the prior fee was last assessed and the date of surrender, divided by the number of days between the prior and the next Benefit Quarter Anniversaries.

MARKETLOCK FOR LIFE

MarketLock For Life is no longer available for election. If your contract was issued prior to January 23, 2012 and you elected the MarketLock For Life living benefit, the following provisions apply.

How does MarketLock For Life work?

MarketLock For Life locks in the highest contract anniversary value in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years) following the Effective Date.

You may elect to extend the Income Base Evaluation Period for additional periods. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD BEYOND 5 YEARS?" BELOW.

What determines the amount I can receive each year?

The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each Benefit Year without decreasing your Income Base. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.

ONE COVERED PERSON

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
                                                       MAXIMUM ANNUAL
           AGE OF THE COVERED PERSON AT                  WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday        5% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday                6% of Income Base
------------------------------------------------------------------------

TWO COVERED PERSONS

If the feature is elected to cover two lives, the following is applicable:

------------------------------------------------------------------------
  AGE OF THE YOUNGER COVERED PERSON OR SURVIVING       MAXIMUM ANNUAL
                 COVERED PERSON AT                       WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday      4.75% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday              5.75% of Income Base
------------------------------------------------------------------------


Are there investment requirements if I elect MarketLock For Life?

As long as you have not elected to cancel the feature, we require that you allocate your investments in accordance with the investment requirements listed below.

INVESTMENT REQUIREMENTS

You may comply with investment requirements by allocating your investments in one of four ways or if using a DCA Fixed Account or a DCA Program, by indicating your target allocations, in one of four ways:

------------------------------------------------------------------------------
---------------- -------------------------------------------------------------
 1                Invest in one of three available Polaris Portfolio Allocator
                  Models:
                    Model 1, Model 2 or Model 3
                  or
                  Invest in one of three available 50%-50% Combination Models:
                    Model 1, Model 2 or Model 3
 2                Invest in one or more of the following balanced Variable
                  Portfolios:
                    American Funds Asset Allocation SAST
                    Asset Allocation
                    Balanced
                    Franklin Income Securities Fund
                    Managed Allocation Balanced
                    Managed Allocation Moderate
                    Managed Allocation Moderate Growth
                    MFS Total Return
                    SunAmerica Dynamic Allocation Portfolio
                    SunAmerica Dynamic Strategy Portfolio
---------------- -------------------------------------------------------------
 3                Invest in the Cash Management Variable Portfolio
---------------- -------------------------------------------------------------
 4                In accordance with the requirements outlined in the table
                  below:
---------------- -------------------------------------------------------------



------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. BOND, CASH AND         Minimum 20%      Cash Management
    FIXED                  Maximum 90%      Corporate Bond
    ACCOUNTS                                Global Bond
                                            Government and Quality Bond
                                            Real Return
                                            Total Return Bond

                                            DCA FIXED ACCOUNTS*
                                            6-Month DCA
                                            1-Year DCA
                                            2-Year DCA

                                            FIXED ACCOUNTS
                                            1-Year Fixed (if available)
------------------------------------------------------------------------------------
 B. EQUITY                 Minimum 0%       Aggressive Growth
                           Maximum 70%      Alliance Growth
                                            American Funds Asset Allocation SAST
                                            American Funds Global Growth SAST
                                            American Funds Growth SAST
                                            American Funds Growth-Income SAST
                                            Asset Allocation
                                            Balanced
                                            Blue Chip Growth
                                            Capital Appreciation
                                            Davis Venture Value
                                            "Dogs" of Wall Street
                                            Equity Opportunities
                                            Foreign Value
                                            Franklin Income Securities Fund
                                            Franklin Templeton VIP Founding
                                              Funds Allocation Fund
                                            Fundamental Growth
                                            Global Equities
                                            Growth
                                            Growth-Income
                                            High-Yield Bond
                                            International Diversified Equities
                                            International Growth and Income
                                            Invesco Van Kampen V.I. American
                                              Franchise Fund, Series II Shares
                                            Invesco Van Kampen V.I. Comstock
                                              Fund, Series II Shares
                                            Invesco Van Kampen V.I. Growth and
                                              Income Fund, Series II Shares
                                            Lord Abbett Growth and Income
                                            Managed Allocation Balanced
                                            Managed Allocation Growth
                                            Managed Allocation Moderate
                                            Managed Allocation Moderate Growth
                                            Marsico Focused Growth
                                            MFS Massachusetts Investors Trust
                                            MFS Total Return
                                            Small & Mid Cap Value
                                            SunAmerica Dynamic Allocation Portfolio
                                            SunAmerica Dynamic Strategy Portfolio
                                            Telecom Utility
------------------------------------------------------------------------------------
 C. LIMITED EQUITY         Minimum 0%       Capital Growth
                           Maximum 10%      Emerging Markets
                                            Growth Opportunities
                                            Mid-Cap Growth
                                            Natural Resources
                                            Real Estate
                                            Small Company Value
                                            Technology
------------------------------------------------------------------------------------


* You may use a DCA Fixed Account to invest your target allocations in accordance with the investment requirements.

The investment requirements may reduce the need to rely on the guarantees provided by this Living Benefit because they allocate your investment across asset classes and potentially limit market volatility. As a result, you may have better or worse investment returns by allocating your investments more aggressively. We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will promptly notify you of any changes to the investment requirements due to deletions, substitutions, mergers or reorganizations of the investment options.

Your allocation instructions for the amount not invested in the Secure Value Account accompanying any Purchase Payment as well as your target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, described above, in order for your application or subsequent Purchase Payment(s) allocation instructions to be considered in Good Order. You may not transfer any amounts between the Secure Value Account and the Variable Portfolios or DCA Fixed Accounts. The Secure Value Account may not be used as a target account if you are using the DCA program to comply with investment requirements. You may not request any specific amount of any withdrawal to be deducted solely from the Secure Value Account. Rather, any withdrawal reduces the amount invested in the Secure Value Account in the same proportion that the withdrawal reduces the contract value.

REBALANCING AND INVESTMENT REQUIREMENTS

We will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. If rebalancing instructions are not provided, we will align your rebalancing allocations with your Purchase Payment allocation instructions, or if using a DCA Fixed Account, your target DCA instructions. We require quarterly rebalancing because market performance and transfer and withdrawal activity may result in your contract's allocations going outside these requirements. Quarterly rebalancing will ensure that your allocation will continue to comply with the investment requirements for this feature.

Automatic transfers and/or systematic withdrawals will not result in rebalancing before the next automatic quarterly rebalancing occurs. The day following any transfer or withdrawal you initiate, we will rebalance in accordance with your most current and compliant Automatic Asset Rebalancing instructions on file. If you do not provide new rebalancing instructions at the time you initiate a transfer, we will update your ongoing rebalancing instructions to reflect the percentage allocations resulting from that transfer ("Default Rebalancing Instructions") which will replace any previous rebalancing instructions you may have provided.

If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM IN THE PROSPECTUS.

What are the factors used to calculate MarketLock For Life?

The benefit offered by MarketLock For Life is calculated by considering the factors described below:

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS. It is important to note that only Purchase Payments made during the first 5 contract years are taken into consideration in determining the Eligible Purchase Payments. If you anticipate that you will be making Purchase Payments after the first 5 contract years, you should know that those Purchase Payments will not be included in the calculation of the Eligible Purchase Payments.

ELIGIBLE PURCHASE PAYMENTS

------------------------------------------------------------------------------
    FIRST CONTRACT YEAR                  SUBSEQUENT CONTRACT YEARS
------------------------------------------------------------------------------
 100% of Purchase Payments  Purchase Payments received in contract years 2-5,
 Received                   capped at 100% of  Purchase Payments received in
                            the first contract year
------------------------------------------------------------------------------


SECOND, we consider the INCOME BASE EVALUATION PERIOD. The Income Base Evaluation Period begins on the Effective Date and ends 5 years later. At the end of the Income Base Evaluation Period, you may contact us to extend the Income Base Evaluation Period. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD BEYOND 5 YEARS?" BELOW.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any Benefit Anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments. The highest Anniversary Value is the current Anniversary Value that is greater than (1) all previous Anniversary Values; and
(2) Eligible Purchase Payments.

FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. The Income Base is increased by each subsequent Eligible Purchase Payment, and is reduced proportionately for Excess Withdrawals.

FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year without reducing the Income Base and is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage.

FINALLY, we determine the EXCESS WITHDRAWALS.

How can the Income Base be increased?

On each Benefit Year Anniversary during the Income Base Evaluation Period, the Income Base is automatically increased to the greater of (1) the highest Anniversary Value; or (2) the current Income Base.

Increases to your Income Base occur on Benefit Year Anniversaries as described above. However, Eligible Purchase Payments can increase your Income Base at the time they are received. SINCE HIGHEST ANNIVERSARY VALUES ARE DETERMINED ONLY ON THE BENEFIT YEAR ANNIVERSARIES, YOUR INCOME BASE WILL NOT INCREASE IF YOUR CONTRACT VALUE WAS HIGHER ON DAYS OTHER THAN THE BENEFIT YEAR ANNIVERSARIES.

What is the fee for MarketLock For Life?

The fee for MarketLock For Life is calculated as a percentage of the Income Base and deducted quarterly from your contract value on a quarterly basis beginning on the first Benefit Quarter Anniversary following the Benefit Effective Date. In New York, Oregon, Texas and Washington, the fee will be deducted pro-rata from Variable Portfolios only. The fee depends on whether you elect to cover one life or two lives. The fee is as follows:

--------------------------------------------------------
         NUMBER OF
      COVERED PERSONS              ANNUAL FEE RATE
--------------------------------------------------------
 For One Covered Person          0.70% of Income Base
--------------------------------------------------------
 For Two Covered Persons         0.95% of Income Base
--------------------------------------------------------


An increase in the Income Base due to an adjustment to a higher Anniversary Value, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. The fee of the feature may change at the time of extension and may be different than when you initially elected the feature.

If your contract value falls to zero before the feature has been terminated, fees will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract or if a death benefit is paid before the end of a Benefit Quarter. If the feature is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee applicable to the Benefit Quarter in which the surrender occurs if you surrender your contract before the end of a Benefit Quarter. The pro-rata charge is calculated by multiplying the fee by the number of days between the date the prior fee was last assessed and the date of surrender divided by the number of days between the prior and the next Benefit Quarter Anniversaries.

What are the effects of withdrawals on MarketLock For Life?

The Maximum Annual Withdrawal Amount and the Income Base may change over time as a result of the timing and amount of withdrawals.

Withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount will not reduce the Income Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any Benefit Year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount in any year will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in the prior year. Please note that if you delay taking withdrawals for too long, you may limit the number of remaining years (due to your life expectancy) in which you may take withdrawals. Excess Withdrawals may significantly reduce the value of or terminate the feature.

The impact of withdrawals and the effect on each component of MarketLock For Life are further explained below:

     INCOME BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base will be reduced for those withdrawals.

     For each Excess Withdrawal taken, the Income Base is reduced in the same proportion by which the contract value is reduced by the amount in excess of the Maximum Annual Withdrawal Amount. This means that the reduction in the Income Base could be more or less than a dollar-for-dollar reduction.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "WHAT ARE THE FACTORS USED TO CALCULATE MARKETLOCK FOR LIFE?").

If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available for withdrawal at the beginning of the next Benefit Year and may be lower than your previous Maximum Annual Withdrawal Amount.

All withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may impact other provisions of your contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount. The sum of withdrawals in any Benefit Year up to the Maximum Annual Withdrawal Amount will not be assessed a withdrawal charge.

Can I extend the Income Base Evaluation Period beyond 5 years?

After the initial Income Base Evaluation Period, you may elect to extend the Income Base Evaluation Period for an additional 5 year period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of each Income Base Evaluation Period you elect to extend, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each Income Base Evaluation Period. If you elect to extend the feature, you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current Income Base Evaluation Period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above, will not increase by more than 0.25% at the time of First Extension.

If you do not elect the First Extension, Subsequent Extensions are no longer available for election and the Income Base will not be adjusted for higher Anniversary Values on subsequent Benefit Year Anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period. The Income Base is subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future. We also reserve the right to modify MarketLock For Life at the time of extension for existing contracts as indicated above.

ALL REFERENCES TO "LIVING BENEFIT" BELOW REFER TO MARKETLOCK FOR LIFE.

When and how may I elect a Living Benefit?

You may elect a Living Benefit at the time of contract issue (the "Benefit Effective Date"). You may elect to have the Living Benefit cover only your life or the lives of both you and your spouse, the "Covered Person(s)." If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect the Living Benefit, the Covered Persons must meet the age requirements. The age requirements vary depending on the type of contract and the number of Covered Persons. The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirements for those features in order to elect them.

IF YOU ELECT ONE COVERED PERSON:

------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                                 MINIMUM               MAXIMUM
                                                   AGE                   AGE
------------------------------------------------------------------------------------
                One Owner                          45                    80
------------------------------------------------------------------------------------
             Joint Owners(1)                       45                    80
------------------------------------------------------------------------------------


IF YOU ELECT TWO COVERED PERSONS:

----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                        MINIMUM AGE      MAXIMUM AGE      MINIMUM AGE      MAXIMUM AGE
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   Joint Owners(2)           45               80               45               85
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(3)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(3)
 Spousal Beneficiary
----------------------------------------------------------------------------------------


(1) Based on the age of the older Owner.

(2) Based on the age of the younger Joint Owner.

(3) The age requirement is based solely on the single owner for purposes of issuing the contract with the Living Benefit. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

If I own a Qualified contract, how do Required Minimum Distributions impact my Living Benefit?

As the original owner, or Continuing Spouse (two Covered Persons elected) electing to treat the annuity contract as their own, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on the contract to which the feature is elected and using the Uniform Lifetime Table or Joint Life Expectancy Table from the regulations under the Internal Revenue Code) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal.

Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals, your withdrawals must be set up on the Systematic Withdrawal Program for RMDs administered by our Annuity Service Center.

We will provide RMD favorable treatment, once each Benefit Year, to the greater of the Maximum Annual Withdrawal Amount or the RMD amount as calculated by us. Therefore, if you are transferring from another company and are already 70 1/2, you should take the current tax year's RMD prior to the transfer, as we cannot systematically calculate the RMD as we do not possess the valuation for the previous year end. Further, if you are turning 70 1/2, you should know that although tax code allows for deferral of the first withdrawal to April of the tax year following your attainment of age 70 1/2, doing so may result in subsequent withdrawals being treated as Excess Withdrawals for that Benefit Year.

What happens to my Living Benefit upon a spousal continuation if I elected one Covered Person?

If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates the Living Benefit and the contract; or

     2. Continue the contract if the contract value is greater than zero, without the Living Benefit and its corresponding fee.

What happens to my Living Benefit upon a spousal continuation if I elected two Covered Persons?

If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates the Living Benefit and the contract; or

     2. Continue the contract with the Living Benefit and its corresponding fee.

The components of the Living Benefit in effect at the time of spousal continuation will not change. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the Living Benefit elected based on the age of the younger Covered Person at the time the first withdrawal was taken. If no withdrawals were taken prior to the spousal continuation, the Maximum Annual Withdrawal Percentage will be based on the age of the surviving Covered Person at the time the first withdrawal is taken.

If spousal continuation occurs during the Income Base Evaluation Period, the Continuing Spouse will continue to receive any increases to the Income Base for the duration of the Income Base Evaluation Period, while the contract value is greater than zero. The Continuing Spouse will also be eligible to elect to extend the Income Base Evaluation Period, upon expiration of the applicable period.

Can a non-spousal Beneficiary elect to receive any remaining benefits under my Living Benefit upon the death of the second spouse?

No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal Beneficiary must make an election under the death benefit provisions of the contract, which terminates the Living Benefit.

What happens to my Living Benefit upon the Latest Annuity Date?

If the contract value and the Income Base are greater than zero on the Latest Annuity Date, you begin the Income Phase and therefore, you must select one of the following annuity income options:

     1. Annuitize the contract value under the contract's annuity provisions (please see ANNUITY INCOME OPTIONS in the prospectus); or

     2. Annuitize the contract and elect to receive the current Maximum Annual Withdrawal Amount as of the Latest Annuity Date divided equally on a monthly, quarterly, semi-annual or annual frequency, as selected by you; or,

     3. Any annuity income option mutually agreeable between you and us.

Once you begin the Income Phase by electing one of the annuity income payment options above, the Income Base will no longer be adjusted either for highest Anniversary Values or additional Income Credits. If you do not elect an option listed above, on the Latest Annuity Date, we will annuitize the contract value in accordance with Option 2 above.

Can I elect to cancel my Living Benefit?

The Living Benefit may not be cancelled by you prior to the 5th Benefit Year Anniversary unless you surrender your contract. The Living Benefit may be cancelled by you on or after the 5th Benefit Year Anniversary and the cancellation will be effective as outlined in the table below.

--------------------------------------------------------
    CANCELLATION REQUEST
          RECEIVED           CANCELLATION EFFECTIVE DATE
--------------------------------------------------------
 Years 1-5                   5th Benefit Year
                             Anniversary
--------------------------------------------------------
 Years 6-10                  10th Benefit Year
                             Anniversary
--------------------------------------------------------
 Years 10+                   Benefit Year Anniversary
                             following the receipt of
                             the cancellation request
--------------------------------------------------------

Once cancellation is effective, the guarantees under the Living Benefit are terminated. In addition, the investment requirements for the Living Benefit will no longer apply to your contract. You may not re-elect or reinstate the Living Benefit after cancellation. If you cancelled MarketLock For Life, you may not extend the Income Base Evaluation Period.

If there are two Covered Persons, upon the death of the first Covered Person, the surviving Covered Person (generally, the Continuing Spouse) may cancel the Living Benefit on or after the 5th Benefit Year Anniversary and the cancellation will be effective as outlined in the table above. After the cancellation effective date of the Living Benefit, there will be one final fee applicable to the Benefit Year in which the cancellation occurs, on the Benefit Year Anniversary. Thereafter, the fee will no longer be charged.

If you cancelled MarketLock For Life, the surviving Covered Person may not extend the Income Base Evaluation Period. The surviving Covered Person may no longer re-elect or reinstate the Living Benefit after cancellation.

Are there circumstances under which my Living Benefit will be automatically cancelled?

The Living Benefit will automatically be cancelled upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Termination or surrender of the contract; or

     3. A death benefit is paid resulting in the contract being terminated; or

     4. An Excess Withdrawal that reduces the contract value and Income Base to zero; or

     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Person; or

     6. A change that removes all Covered Persons from the contract except as noted below and under "ARE THERE CIRCUMSTANCES UNDER WHICH GUARANTEED WITHDRAWALS FOR TWO COVERED PERSONS, IF ELECTED, TERMINATE FOR ONE OF THE COVERED PERSONS? below"

If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the Annuitant(s) after the ownership change to prevent termination of the Living Benefit. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural Annuitant(s) in order to prevent termination of the Living Benefit. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?

Under any of the following circumstances, the Living Benefit will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:

     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or

     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.

Under these circumstances, the fee for the Living Benefit based on two Covered Persons will continue to be charged and the guaranteed withdrawals based on two Covered Persons are payable for one Covered Person only. However, the remaining Covered Person may choose to terminate the Living Benefit as described under "CAN I ELECT TO CANCEL MY LIVING BENEFIT?" above.

Any amounts that we may pay under the feature in excess of your contract value are subject to the Company's financial strength and claims-paying ability.

MARKETLOCK INCOME PLUS

When and how may I elect MarketLock Income Plus?

You may have elected MarketLock Income Plus at the time of contract issue (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit.

You may have elected to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock Income Plus as the "Covered Person(s)." If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect this feature, Covered Persons must have met the age requirement. The age requirement varies depending on the type of contract you purchased and the number of Covered Persons. The tables below provide the age requirement for this feature.

IF YOU ELECTED ONE COVERED PERSON:

------------------------------------------------------------------------------------------------------------
                                                                                    COVERED PERSON
                                                                        ------------------------------------
                                                                              MINIMUM            MAXIMUM
                                                                                AGE               AGE(1)
------------------------------------------------------------------------------------------------------------
                               ONE OWNER                                         45                 80
------------------------------------------------------------------------------------------------------------
           JOINT OWNERS(based on the age of the older Owner)                     45                 80
------------------------------------------------------------------------------------------------------------

IF YOU ELECTED TWO COVERED PERSONS:

--------------------------------------------------------------------------------------------------------------------
                                                     COVERED PERSON #1                     COVERED PERSON #2
                                          --------------------------------------------------------------------------
                                                MINIMUM            MAXIMUM            MINIMUM            MAXIMUM
                                                  AGE               AGE(1)              AGE               AGE(1)
--------------------------------------------------------------------------------------------------------------------
             NON-QUALIFIED:
               Joint Owners                        45                 80                 45                85
--------------------------------------------------------------------------------------------------------------------
             NON-QUALIFIED:
    One Owner with Spousal Beneficiary             45                 80                 45               N/A(2)
--------------------------------------------------------------------------------------------------------------------
               QUALIFIED:
    One Owner with Spousal Beneficiary             45                 80                 45               N/A(2)
--------------------------------------------------------------------------------------------------------------------


   (1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

   (2) The age requirement is based solely on the single owner for purposes of issuing the contract with the feature. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How does MarketLock Income Plus work?

MarketLock Income Plus locks in the greater of two values in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. Each consecutive one-year period starting from the Effective Date is considered a Benefit Year. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years) following the Effective Date based on the greater of (1) the highest Anniversary Value, or (2) the Income Base increased by any available Income Credit, as defined below.

You may elect to extend the Income Base Evaluation Period and the Income Credit Period for additional periods. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.

Is there an additional guarantee if I do not take withdrawals for 12 years?

Yes, there is an additional guarantee if you do not take any withdrawals before the 12th Benefit Year anniversary. On the 12th Benefit Year anniversary following the Effective Date, the Income Base will be increased to equal at least 200% of your first Benefit Year's Eligible Purchase Payments ("Minimum Income Base"). You do not need to elect extensions of the Income Base Evaluation Period in order to be eligible to receive the Minimum Income Base.

What determines the maximum amount of withdrawals I can withdraw each year?

The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year without decreasing your Income Base or your Income Credit Base, if applicable. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the tables below.

ONE COVERED PERSON

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

----------------------------------------------------------------------------------
      AGE OF THE COVERED PERSON AT                     MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL                    WITHDRAWAL PERCENTAGE
----------------------------------------------------------------------------------
          Prior to 65th birthday                      4% of Income Base
----------------------------------------------------------------------------------
        On or after 65th birthday                     5% of Income Base
----------------------------------------------------------------------------------


TWO COVERED PERSONS

If the feature is elected to cover two lives, the following is applicable:

----------------------------------------------------------------------------------
  AGE OF THE YOUNGER COVERED PERSON OR
   SURVIVING COVERED PERSON AT TIME OF                 MAXIMUM ANNUAL
            FIRST WITHDRAWAL                        WITHDRAWAL PERCENTAGE
----------------------------------------------------------------------------------
          Prior to 65th birthday                      4% of Income Base
----------------------------------------------------------------------------------
        On or after 65th birthday                   4.75% of Income Base
----------------------------------------------------------------------------------


As the original owner, or Continuing Spouse (with a joint life feature) electing to treat the annuity contract as their own, of a Qualified plan under this annuity contract, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on this contract and using the uniform lifetime table) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal (defined below). Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount (as clarified above) will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK INCOME PLUS?" BELOW.

Are there investment requirements if I elect MarketLock Income Plus?

As long as you have not elected to cancel the feature, you must comply with investment requirements by allocating your investments in one of four ways or if using a DCA Fixed Account or a DCA Program, by indicating your target allocations in one of four ways:

     1. Invest 100% in the Cash Management Variable Portfolio; or

     2. Invest 100% in either Polaris Portfolio Allocator Model 1, 2 or 3, or 50%-50% Combination Model 1, 2 or 3; or

     3. Invest 100% in one or a combination of the following balanced Variable
        Portfolios:

        American Funds Asset Allocation SAST
        Asset Allocation
        Balanced
        Franklin Income Securities Fund
        Managed Allocation Balanced
        Managed Allocation Moderate
        Managed Allocation Moderate Growth
        MFS Total Return
        SunAmerica Dynamic Allocation Portfolio; or
        SunAmerica Dynamic Strategy Portfolio

4. In accordance with the requirements outlined in the table below:

------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. Bond, Cash        Minimum 30%           Cash Management
   and Fixed          Maximum 100%          Corporate Bond
   Accounts                                 Global Bond
                                            Government and Quality Bond
                                            Real Return
                                            Total Return Bond

                                            DCA FIXED ACCOUNTS
                                            6-Month DCA
                                            1-Year DCA
                                            2-Year DCA

                                            FIXED ACCOUNTS
                                            1-Year Fixed (if available)
------------------------------------------------------------------------------------
 B. Equity            Minimum 0%            Aggressive Growth
   Maximum            Maximum 70%           Alliance Growth
                                            American Fund Asset Allocation SAST
                                            American Funds Global Growth SAST
                                            American Funds Growth SAST
                                            American Funds Growth-Income SAST
                                            Asset Allocation
                                            Balanced
                                            Blue Chip Growth
                                            Capital Appreciation
                                            Davis Venture Value
                                            "Dogs" of Wall Street
                                            Equity Opportunities
                                            Foreign Value
                                            Franklin Income Securities Funds
                                            Franklin Templeton VIP Founding
                                              Funds Allocation Fund
                                            Fundamental Growth
                                            Global Equities
                                            Growth
                                            Growth-Income
                                            High-Yield Bond
                                            International Diversified Equities
                                            International Growth and Income
                                            Invesco Van Kampen V.I. American
                                              Franchise Fund, Series II Shares
                                            Invesco Van Kampen V.I. Comstock
                                              Fund, Series II Shares
                                            Invesco Van Kampen V.I. Growth and
                                              Income Fund, Series II Shares
                                            Lord Abbett Growth and Income
                                            Managed Allocation Balanced
                                            Managed Allocation Growth
                                            Managed Allocation Moderate
                                            Managed Allocation Moderate Growth
                                            Marsico Focused Growth
                                            MFS Massachusetts Investors Trust
                                            MFS Total Return
                                            Small & Mid Cap Value
                                            SunAmerica Dynamic Allocation Portfolio
                                            SunAmerica Dynamic Strategy Portfolio
                                            Telecom Utility
------------------------------------------------------------------------------------
 C. Limited           Minimum 0%            Capital Growth
   Equity             Maximum 10%           Emerging Markets
                                            Growth Opportunities
                                            Mid-Cap Growth
                                            Natural Resources
                                            Real Estate
                                            Small Company Value
                                            Technology
------------------------------------------------------------------------------------


If we offer additional allocations that comply with investment requirements in the future, we will give you the opportunity to allocate your investments accordingly.

Your allocation instructions accompanying any Purchase Payment as well as target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, described above, in order for your application or subsequent Purchase Payment(s) to be considered in Good Order. We will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. We require quarterly rebalancing because market performance and transfer and withdrawal activity may result in your contract's allocations going outside these restrictions. Quarterly rebalancing will ensure that your allocations will continue to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your most current and compliant Automatic Asset Rebalancing instructions on file, after any of the following transactions:

     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.

Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios and/or 1-year Fixed Account, if available resulting from your transfer ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent that Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements due to deletions, substitutions, mergers or reorganizations promptly.

How are the components for MarketLock Income Plus calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Value, as defined below. Total Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.

SECOND, we consider the INCOME CREDIT PERIOD and the INCOME BASE EVALUATION PERIOD. The Income Credit Period is the period of time over which we calculate the Income Credit. The Income Base Evaluation Period is the period of time over which we consider Anniversary Values and if applicable and greater, the Income Base plus any available Income Credit. The initial Income Credit Period and the initial Income Base Evaluation Period begin on the Effective Date and end 5 years later. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. The Income Base is increased by each subsequent Eligible Purchase Payment, less proportionate adjustments for Excess Withdrawals, as defined below. On each Benefit Year anniversary, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit as defined below.

FIFTH, we determine the INCOME CREDIT BASE which is used solely as a basis for calculating the Income Credit during an Income Credit Period. The initial Income Credit Base is equal to the first Eligible Purchase Payment. The Income Credit Base is increased by each subsequent Eligible Purchase Payment less proportionate adjustments for Excess Withdrawals, as defined below.

SIXTH, we determine the INCOME CREDIT which is an amount equal to 6% ("Income Credit Percentage") of the Income Credit Base, on each Benefit Year anniversary during an Income Credit Period. If you take withdrawals in a Benefit Year that are in total less than or equal to the Maximum Annual Withdrawal Amount, the Income Credit Percentage on the Benefit Year anniversary is reduced by a percentage calculated as the sum of all withdrawals taken during the preceding Benefit Year, divided by the Income Base, prior to determining the Income Base for the next Benefit Year. If you take a withdrawal that is greater than the Maximum Annual Withdrawal Amount in the preceding Benefit Year, the Income Credit is equal to zero.

SEVENTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year following the Effective Date without reducing the Income Base, and if applicable, the Income Credit Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above.

FINALLY, we determine the EXCESS WITHDRAWALS which are withdrawals in excess of the Maximum Annual Withdrawal Amount. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.

How can the Income Base and Income Credit Base be increased?

On each Benefit Year anniversary during an Income Base Evaluation Period, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit.

Maximum Anniversary Value equals the highest Anniversary Value on any Benefit Year anniversary occurring during an Income Base Evaluation Period. On each Benefit Year anniversary during an Income Base Evaluation Period, the Income Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than (a), (b), and (c), where:

     (a) is the cumulative Eligible Purchase Payments; and

     (b) is the current Income Base, increased by the Income Credit, if any; and

     (c) is all previous Anniversary Values during any Income Base Evaluation Period.

On each Benefit Year anniversary during an Income Credit Period, we determine the amount to which the Income Credit Base and/or the Income Base could increase. The components used to determine this amount are:

     (a) the Income Base calculated based on the maximum Anniversary Value; and

     (b) the current Income Base plus the Income Credit, if any.

If (a) is greater than or equal to (b), the Income Credit Base and the Income Base are increased to the current Anniversary Value. If (b) is greater than (a), the Income Base is increased by the Income Credit and the Income Credit Base remains unchanged.

INCREASES TO YOUR INCOME BASE AND INCOME CREDIT BASE OCCUR ON BENEFIT YEAR ANNIVERSARIES AS DESCRIBED ABOVE. HOWEVER, ELIGIBLE PURCHASE PAYMENTS CAN INCREASE YOUR INCOME BASE AND INCOME CREDIT BASE AT THE TIME THEY ARE RECEIVED. YOUR INCOME BASE AND INCOME CREDIT BASE WILL NOT INCREASE EVEN IF YOUR CONTRACT VALUE ON DAYS OTHER THAN THE DAYS IN WHICH WE CONSIDER THE HIGHEST ANNIVERSARY VALUE WAS HIGHER.

In addition, the Income Base can also be increased to at least the Minimum Income Base on the 12th Benefit Year anniversary, PROVIDED NO WITHDRAWALS ARE TAKEN PRIOR TO THAT ANNIVERSARY. If you are eligible for the Minimum Income Base, the Income Base on the 12th Benefit Year anniversary is the greater of (a) and (b), where:

     (a) is the current Income Base, or if the First and Subsequent Extensions were elected, the Income Base calculated based on the maximum Anniversary Value; and

     (b) is the Minimum Income Base.

How do increases and decreases in the Income Base impact the Maximum Annual Withdrawal Amount?

INCREASES IN THE INCOME BASE

In any Benefit Year where Eligible Purchase Payments are allocated to your contract, any remaining withdrawals of the Maximum Annual Withdrawal Amount will be based on the increased Maximum Annual Withdrawal Amount reduced by withdrawals previously taken in that Benefit Year. If the Income Base is increased on a Benefit Year anniversary, the Maximum Annual Withdrawal Amount will be recalculated on that Benefit Year anniversary by multiplying the increased Income Base by the applicable Maximum Annual Withdrawal Percentage.

DECREASES IN THE INCOME BASE

Excess Withdrawals reduce your Income Base on the date the Excess Withdrawal occurs. Any Excess Withdrawal in a Benefit Year reduces the Income Base in the same proportion by which the contract value is reduced by the Excess Withdrawal. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK INCOME PLUS?" BELOW. As a result of a reduction of the Income Base, the new Maximum Annual Withdrawal Amount will be equal to the reduced Income Base multiplied by the applicable Maximum Annual Withdrawal Percentage. The last recalculated Maximum Annual Withdrawal Amount in a given Benefit Year is available for withdrawal at the beginning of the next Benefit Year and may be lower than your previously calculated Maximum Annual Withdrawal Amount. When the contract value is less than the Income Base, Excess Withdrawals will reduce the Income Base by an amount which is greater than the amount of the Excess Withdrawal. In addition, no Income Credit will be added to the Income Base in that Benefit Year.

What are the effects of withdrawals on MarketLock Income Plus?

The Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base may change over time as a result of the timing and amount of withdrawals. If you take a withdrawal before the 12th Benefit Year Anniversary, your Income Base is not eligible to be increased to the Minimum Income Base.

You may take withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount which will not reduce the Income Base or Income Credit Base, if applicable. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature.

The impact of withdrawals and the effect on certain components of MarketLock Income Plus are further explained below:

INCOME BASE AND INCOME CREDIT BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base will be reduced for those withdrawals. For each Excess Withdrawal taken, the Income Base and Income Credit Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal. Since Excess Withdrawals reduce the Income Credit Base, it will result in the reduction of the amount of the Income Credit available in subsequent Benefit Years during the Income Credit Period.

MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK INCOME PLUS CALCULATED?"). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount is available for withdrawal at the beginning of the next Benefit Year and may be lower than your previous Maximum Annual Withdrawal Amount.

Please remember that all withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount.

What is the fee for MarketLock Income Plus?

The fee for MarketLock Income Plus depends on whether you elect to cover one life or two lives, as follows:

----------------------------------------------------------------------------------
        NUMBER OF COVERED PERSONS                      ANNUALIZED FEE
----------------------------------------------------------------------------------
          For One Covered Person                    1.10% of Income Base
----------------------------------------------------------------------------------
         For Two Covered Persons                    1.35% of Income Base
----------------------------------------------------------------------------------


The fee will be calculated as a percentage of the Income Base and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the feature. Once you elect this feature, you will be assessed a non-refundable fee regardless of whether or not you take any withdrawals and/or receive any lifetime annuity income payments under this feature.

An increase in the Income Base due to an adjustment to a higher Anniversary Value, addition of an Income Credit, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee.

If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract or if a death benefit is paid before the end of a contract quarter. If the feature is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in that contract quarter.

Can I extend the Income Base Evaluation Period and Income Credit Period beyond 5 years?

After the initial Income Base Evaluation Period and initial Income Credit Period, you may elect to extend both the Income Base Evaluation Period and Income Credit Period for an additional 5 year period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend only the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of the initial Income Base Evaluation Period and initial Income Credit Period, and prior to the end of each Income Base Evaluation Period you elect to extend thereafter, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each evaluation period. If you elect to extend the evaluation period(s), you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current evaluation period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above will not increase by more than 0.25% at the time of First Extension.

If you do not elect the First Extension, Subsequent Extensions are not available for election and the Income Base will not be adjusted for higher Anniversary Values on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period. The Income Base is subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future. If you have not taken any withdrawals prior to the 12th Benefit Year anniversary, your Income Base will be eligible to be increased to the Minimum Income Base even if you have not elected the First Extension.

Can I extend the Income Credit Period beyond 10 years?

No. The Income Credit Period may not be extended after the end of the First Extension. However, the Income Base Evaluation Period as described above may be extended.

PLEASE SEE ADDITIONAL INFORMATION ABOUT THE OPTIONAL LIVING BENEFITS BELOW FOR MORE INFORMATION REGARDING MARKETLOCK INCOME PLUS.

MARKETLOCK FOR LIFE PLUS

When and how may I elect MarketLock For Life Plus?

You may have elected MarketLock For Life Plus at the time of contract issue (the "Effective Date"). You cannot elect this feature if you elect any other optional living benefit.

You may have elected to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life Plus as the "Covered Person(s)." If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect this feature, Covered Persons must have met the age requirement. The age requirement varies depending on the type of contract you purchased and the number of Covered Persons. The tables below provide the age requirement for this feature.

IF YOU ELECTED ONE COVERED PERSON:

------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                         -------------------------------------------
                                                 MINIMUM               MAXIMUM
                                                   AGE                 AGE(1)
------------------------------------------------------------------------------------
                ONE OWNER                          45                    80
------------------------------------------------------------------------------------
  JOINT OWNERS (based on the age of the
               older Owner)                        45                    80
------------------------------------------------------------------------------------


IF YOU ELECTED TWO COVERED PERSONS:

----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                     -------------------------------------------------------------------
                          MINIMUM          MAXIMUM          MINIMUM          MAXIMUM
                            AGE             AGE(1)            AGE             AGE(1)
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
     Joint Owners            45               80               45               85
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------



   (1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

   (2) Not applicable because feature availability is based on the younger Covered Person. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How does MarketLock For Life Plus work?

MarketLock For Life Plus locks in the greater of two values in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. Each consecutive one-year period starting from the Effective Date is considered a Benefit Year. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years) following the Effective Date based on the greater of (1) the highest Anniversary Value, or (2) the Income Base increased by any available Income Credit, as defined below.

You may elect to extend the Income Base Evaluation Period and the Income Credit Period for additional periods. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.

Is there an additional guarantee if I do not take withdrawals for 12 years?

Yes, there is an additional guarantee if you do not take any withdrawals before the 12th Benefit Year anniversary. On the 12th Benefit Year anniversary following the Effective Date, the Income Base will be increased to equal at least 200% of your first Benefit Year's Eligible Purchase Payments ("Minimum Income Base"). You do not need to elect extensions of the Income Base Evaluation Period in order to be eligible to receive the Minimum Income Base.

What determines the maximum amount I can withdraw each year?

The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year without decreasing your Income Base. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.

ONE COVERED PERSON

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
                                                       MAXIMUM ANNUAL
           AGE OF THE COVERED PERSON AT                  WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
     At least age 45 but prior to 65th birthday       4% of Income Base
------------------------------------------------------------------------
     At least age 65 but prior to 76th birthday       5% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday                6% of Income Base
------------------------------------------------------------------------


TWO COVERED PERSONS

If the feature is elected to cover two lives, the following is applicable:

------------------------------------------------------------------------
         AGE OF THE YOUNGER COVERED PERSON             MAXIMUM ANNUAL
          OR SURVIVING COVERED PERSON AT                 WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
     At least age 45 but prior to 65th birthday       4% of Income Base
------------------------------------------------------------------------
     At least age 65 but prior to 76th birthday     4.75% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday              5.75% of Income Base
------------------------------------------------------------------------


As the original owner, or Continuing Spouse (with a joint life feature) electing to treat the annuity contract as their own, of a Qualified plan under this annuity contract, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on this contract and using the uniform lifetime table) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal (defined below). Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount (as clarified above) will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE PLUS?" BELOW.

Are there investment requirements if I elect MarketLock For Life Plus?

As long as you have not elected to cancel the feature, we require that you allocate your investments in accordance with the investment requirements listed below.

INVESTMENT REQUIREMENTS

You may comply with investment requirements by allocating your investments in one of four ways or if using a DCA Fixed Account or a DCA Program, by indicating your target allocations in one of four ways:

     1. Invest 100% in the Cash Management Variable Portfolio; or

     2. Invest 100% in either Polaris Portfolio Allocator Model 1, 2 or 3, or 50%-50% Combination Model 1, 2 or 3; or

     3. Invest 100% in one or a combination of the following balanced Variable
        Portfolios:
          American Funds Asset Allocation SAST
          Asset Allocation
          Balanced
          Franklin Income Securities Fund
          Managed Allocation Balanced
          Managed Allocation Moderate
          Managed Allocation Moderate Growth
          MFS Total Return
          SunAmerica Dynamic Allocation Portfolio
          SunAmerica Dynamic Strategy Portfolio; or

     4. Invest in accordance with the requirements outlined in the table below:

------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. Bond, Cash and    Minimum 30%           Cash Management
  Fixed Accounts      Maximum 100%          Corporate Bond
                                            Global Bond
                                            Government and Quality Bond
                                            Real Return
                                            Total Return Bond

                                            DCA FIXED ACCOUNTS
                                            6-Month DCA
                                            1-Year DCA
                                            2-Year DCA

                                            FIXED ACCOUNTS
                                            1-Year Fixed (if available)
------------------------------------------------------------------------------------
 B. Equity Maximum    Minimum 0%            Aggressive Growth
                      Maximum 70%           Alliance Growth
                                            American Fund Asset Allocation SAST
                                            American Funds Global Growth SAST
                                            American Funds Growth SAST
                                            American Funds Growth-Income SAST
                                            Asset Allocation
                                            Balanced
                                            Blue Chip Growth
                                            Capital Appreciation
                                            Davis Venture Value
                                            "Dogs" of Wall Street
                                            Equity Opportunities
                                            Foreign Value
                                            Franklin Income Securities Funds
                                            Franklin Templeton VIP Founding
                                              Funds Allocation Fund
                                            Fundamental Growth
                                            Global Equities
                                            Growth
                                            Growth-Income
                                            High-Yield Bond
                                            International Diversified Equities
                                            International Growth and Income
                                            Invesco Van Kampen V.I. American
                                              Franchise Fund, Series II Shares
                                            Invesco Van Kampen V.I. Comstock
                                              Fund, Series II Shares
                                            Invesco Van Kampen V.I. Growth and
                                              Income Fund, Series II Shares
                                            Lord Abbett Growth and Income
                                            Managed Allocation Balanced
                                            Managed Allocation Growth
                                            Managed Allocation Moderate
                                            Managed Allocation Moderate Growth
                                            Marsico Focused Growth
                                            MFS Massachusetts Investors Trust
                                            MFS Total Return
                                            Small & Mid Cap Value
                                            SunAmerica Dynamic Allocation Portfolio
                                            SunAmerica Dynamic Strategy Portfolio
                                            Telecom Utility
------------------------------------------------------------------------------------
 C. Limited Equity    Minimum 0%            Capital Growth
                      Maximum 10%           Emerging Markets
                                            Growth Opportunities
                                            Mid-Cap Growth
                                            Natural Resources
                                            Real Estate
                                            Small Company Value
                                            Technology
------------------------------------------------------------------------------------


Your allocation instructions accompanying any Purchase Payment as well as target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, listed above, in order for your application or subsequent Purchase Payment to be considered in Good Order. We will automatically enroll you in the Automatic Asset Rebalancing Program, with quarterly rebalancing, because market performance and withdrawal activity may result in your contract's allocations going outside these restrictions. This will ensure that your allocations are rebalanced quarterly to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your most current and compliant Automatic Asset Rebalancing instructions, after any of the following transactions:

     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.

Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios and/or 1-year Fixed Account, if available resulting from your transfer ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements promptly.

How are the components for MarketLock For Life Plus calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any spousal continuation contributions; however, continuation contributions are included in the calculation of Anniversary Value as defined below. Total Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.

SECOND, we consider the INCOME CREDIT PERIOD and the INCOME BASE EVALUATION PERIOD. The Income Credit Period is the period of time over which we calculate the Income Credit. The Income Base Evaluation Period is the period of time over which we consider Anniversary Values and if applicable and greater, the Income Base plus any available Income Credit. The initial Income Credit Period and the initial Income Base Evaluation Period begin on the Effective Date and end 5 years later. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" BELOW.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. The Income Base is increased by each subsequent Eligible Purchase Payment, less proportionate adjustments for Excess Withdrawals, as defined below. On each Benefit Year anniversary, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit as defined below.

FIFTH, we determine the INCOME CREDIT BASE which is used solely as a basis for calculating the Income Credit during an Income Credit Period. The initial Income Credit Base is equal to the first Eligible Purchase Payment. The Income Credit Base is increased by each subsequent Eligible Purchase Payment less proportionate adjustments for Excess Withdrawals, as defined below.

SIXTH, we determine the INCOME CREDIT which is an amount equal to 6% ("Income Credit Percentage") of the Income Credit Base, on each Benefit Year anniversary during an Income Credit Period. The Income Credit may only be added to the Income Base if no withdrawals are taken in a contract year.

For instance, if you take a withdrawal in year 2, you will not be eligible for an Income Credit to be added to your Income Base on your second contract anniversary; however, if you do not take a withdrawal in year 3, you will be eligible for an Income Credit to be added to your Income Base on your third contract anniversary.

SEVENTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year following the Effective Date without reducing the Income Base, and if applicable, the Income Credit Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above.

FINALLY, we determine the EXCESS WITHDRAWALS which are withdrawals in excess of the Maximum Annual Withdrawal Amount. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.

How can the Income Base and Income Credit Base be increased?

On each Benefit Year anniversary during an Income Base Evaluation Period, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit.

Maximum Anniversary Value equals the highest Anniversary Value on any Benefit Year anniversary occurring during an Income Base Evaluation Period. On each Benefit Year anniversary during an Income Base Evaluation Period, the Income Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than (a), (b), and (c), where:

     (a) is the cumulative Eligible Purchase Payments; and

     (b) is the current Income Base, increased by the Income Credit, if any; and

     (c) is all previous Anniversary Values during any Income Base Evaluation Period.

On each Benefit Year anniversary during an Income Credit Period, we determine the amount to which the Income Credit Base and/or the Income Base could increase. The components used to determine this amount are:

     (a) the Income Base calculated based on the maximum Anniversary Value; and

     (b) the current Income Base plus the Income Credit, if any.

If (a) is greater than or equal to (b), the Income Credit Base and the Income Base are increased to the current Anniversary Value. If (b) is greater than (a), the Income Base is increased by the Income Credit and the Income Credit Base remains unchanged.

INCREASES TO YOUR INCOME BASE AND INCOME CREDIT BASE OCCUR ON BENEFIT YEAR ANNIVERSARIES AS DESCRIBED ABOVE. HOWEVER, ELIGIBLE PURCHASE PAYMENTS CAN INCREASE YOUR INCOME BASE AND INCOME CREDIT BASE AT THE TIME THEY ARE RECEIVED. YOUR INCOME BASE AND INCOME CREDIT BASE

WILL NOT INCREASE EVEN IF YOUR CONTRACT VALUE ON DAYS OTHER THAN THE DAYS IN WHICH WE CONSIDER THE HIGHEST ANNIVERSARY VALUE WAS HIGHER.

In addition, the Income Base can also be increased to at least the Minimum Income Base on the 12th Benefit Year anniversary, PROVIDED NO WITHDRAWALS ARE TAKEN PRIOR TO THAT ANNIVERSARY. If you are eligible for the Minimum Income Base, the Income Base on the 12th Benefit Year anniversary is the greater of
(a) and (b), where:

     (a) is the current Income Base, or if the First and Subsequent Extensions were elected, the Income Base calculated based on the maximum Anniversary Value; and

     (b) is the Minimum Income Base.

The Income Base and Income Credit Base, if applicable are increased each time subsequent Eligible Purchase Payments are made, and decreased each time an Excess Withdrawal is taken in the same proportion by which the contract value is reduced by the Excess Withdrawal. Other than adjustments made for Excess Withdrawals, the Income Base and Income Credit Base can only be adjusted upwards and subsequent lower Anniversary Values during the Income Base Evaluation Period will not result in a lower Income Base or lower Income Credit Base. The Income Base and Income Credit Base are not used in the calculation of the contract value or any other benefits under the contract.

What is the fee for MarketLock For Life Plus?

The fee for MarketLock For Life Plus depends on whether you elect to cover one life or two lives.

----------------------------------------------------------------------------------
        NUMBER OF COVERED PERSONS                      ANNUALIZED FEE
----------------------------------------------------------------------------------
         For One Covered Person                     0.95% of Income Base
----------------------------------------------------------------------------------
         For Two Covered Persons                    1.25% of Income Base
----------------------------------------------------------------------------------


The fee will be calculated as a percentage of the Income Base and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.

An increase in the Income Base due to an adjustment to a higher Anniversary Value, addition of an Income Credit, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. The fee of the feature may change at the time of extension and may be different than when you initially elected the feature.

If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.

What are the effects of withdrawals on MarketLock For Life Plus?

The Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base may change over time as a result of the timing and amount of withdrawals. If you take a withdrawal before the 12th Benefit Year Anniversary, your Income Base is not eligible to be increased to the Minimum Income Base.

You may take withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount which will not reduce the Income Base or Income Credit Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature.

The impact of withdrawals and the effect on each component of MarketLock For Life Plus are further explained below:

     INCOME BASE AND INCOME CREDIT BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base will be reduced for those withdrawals.

     For each Excess Withdrawal taken, the Income Base and Income Credit Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     Since Excess Withdrawals reduce the Income Credit Base, it will result in the reduction of the amount of the Income Credit available in subsequent Benefit Years during the Income Credit Period.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK FOR LIFE PLUS CALCULATED?").

If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual

Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.

Please remember that all withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount.

Can I extend the Income Base Evaluation Period and Income Credit Period beyond 5 years?

After the initial Income Base Evaluation Period and initial Income Credit Period, you may elect to extend both the Income Base Evaluation Period and Income Credit Period for an additional 5 year period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend only the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of the initial Income Base Evaluation Period and initial Income Credit Period, and prior to the end of each Income Base Evaluation Period you elect to extend thereafter, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each evaluation period. If you elect to extend the evaluation period, you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current evaluation period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above, will not increase by more than 0.25% at the time of First Extension.

If you do not elect the First Extension, Subsequent Extensions are not available for election and the Income Base will not be adjusted for higher Anniversary Values on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period. The Income Base is subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future. If you have not taken any withdrawals prior to the 12th Benefit Year anniversary, your Income Base will be eligible to be increased to the Minimum Income Base even if you have not elected the First Extension.

Can I extend the Income Credit Period beyond 10 years?

No. The Income Credit Period may not be extended after the end of the First Extension. However, the Income Base Evaluation Period as described above may be extended.

ADDITIONAL INFORMATION ABOUT THE OPTIONAL LIVING BENEFIT PROVISIONS

The following provides additional information applicable to MarketLock Income Plus and MarketLock For Life Plus.

What happens if the contract value is reduced to zero while my Living Benefit is still in effect?

All withdrawals from the contract, including withdrawals under this feature, will reduce your contract value. Unfavorable investment experience may also reduce your contract value. If the contract value is reduced to zero but the Income Base is greater than zero, we will continue to pay guaranteed payments under the terms of the Living Benefit over the lifetime of the Covered Person(s); however, the Income Base is no longer eligible to be increased.

However, if at any time an Excess Withdrawal reduces your contract value to zero, no further benefits will remain under the Living Benefit and your contract along with the Living Benefit will terminate. For MarketLock Income Plus and MarketLock For Life Plus, an Income Credit is not available if the contract value is reduced to zero, even if a Living Benefit remains payable.

If the contract value is reduced to zero, the contract's other benefits will be terminated. You may no longer make subsequent Purchase Payments or transfers, and no death benefit or future annuity income payments are available. Therefore, you should be aware that, particularly during times of unfavorable investment performance, withdrawals taken under the Living Benefit may reduce the contract value to zero and eliminate any other benefits of the contract.

When the contract value equals zero but a benefit remains payable, to receive any remaining Living Benefit, you must select one of the following:

     1. The current Maximum Annual Withdrawal Amount, divided equally and paid on a monthly, quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or
     2. Any option mutually agreeable between you and us.

If you do not select an option above, the remaining Living Benefit will be paid as the current Maximum Annual Withdrawal Amount based on the Maximum Annual Withdrawal Percentage applicable to the Living Benefit divided equally and paid on a quarterly basis until the date of death of the Covered Person(s).

Any amounts that we may pay under the Living Benefit in excess of your contract value are subject to the Company's financial strength and claims-paying ability.

What happens to my Living Benefit upon a spousal continuation?

If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:

     1. Make a death claim if the contract value is greater than zero which terminates the Living Benefit and the contract; or
     2. Continue the contract if the contract value is greater than zero, without the Living Benefit and its corresponding fee.

If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates the Living Benefit and the contract; or
     2. Continue the contract with the Living Benefit and its corresponding fee.

The components of the Living Benefit in effect at the time of spousal continuation will not change. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the Living Benefit elected based on the age of the younger Covered Person at the time the first withdrawal was taken. If no withdrawals were taken prior to the spousal continuation, the Maximum Annual Withdrawal Percentage will be based on the age of the surviving Covered Person at the time the first withdrawal is taken.

If spousal continuation occurs during the Income Base Evaluation Period and/or Income Credit Period, if applicable, the Continuing Spouse will continue to receive any increases to the Income Base during the remaining Income Base Evaluation Period and/or Income Credit Period, if applicable.

If you have elected MarketLock Income Plus or MarketLock For Life Plus, the Continuing Spouse is eligible to receive the Minimum Income Base if no withdrawals have been taken during the first 12 Benefit Years following the Effective Date. PLEASE SEE "IS THERE AN ADDITIONAL GUARANTEE IF I DO NOT TAKE WITHDRAWALS FOR 12 YEARS?"

In addition, the Continuing Spouse will be eligible to elect to extend the Income Base Evaluation Period and the Income Credit Period, if applicable, upon the expiration of the applicable period. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD BEYOND 5 YEARS?" IF YOU HAVE ELECTED MARKETLOCK INCOME PLUS OR MARKETLOCK FOR LIFE PLUS.

Can a non-spousal Beneficiary elect to receive any remaining benefits under my Living Benefit upon the death of the second spouse?

No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death benefit provisions of the contract, which terminates the Living Benefit.

What happens to my Living Benefit upon the Latest Annuity Date?

If the contract value and the Income Base are greater than zero on the Latest Annuity Date, you must select one of the following options:

     1. Annuitize the contract value under the contract's annuity provisions; or
     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, divided equally and paid on a monthly, quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or
     3. Any option mutually agreeable between you and us.

If you do not elect an option listed above, on the Latest Annuity Date, we may annuitize the contract value in accordance with Annuity Income Option 3, as described in ANNUITY INCOME OPTIONS in the prospectus. At that point, the Accumulation Phase of your contract ends and the Income Phase begins.

Can I elect to cancel my Living Benefit?

The Living Benefit may be cancelled by you on the 5th Benefit Year anniversary, the 10th Benefit Year anniversary, or any Benefit Year anniversary after the 10th Benefit Year anniversary. Once you elect to cancel the Living Benefit, you will no longer be charged a fee after the cancellation is effective and the guarantees under the Living Benefit are terminated. In addition, the investment requirements for Living Benefit will no longer apply to your contract. You may not extend the Income Base Evaluation Period or Income Credit Period, if applicable, and you may not re-elect or reinstate the Living Benefit after cancellation.

If there are two Covered Persons, upon the death of the first Covered Person, the surviving Covered Person (generally, the Continuing Spouse) may cancel the Living Benefit on the 5th Benefit Year anniversary, the 10th Benefit Year anniversary, or any Benefit Year anniversary after the 10th Benefit Year anniversary following the death of the first Covered Person. Once the surviving Covered Person elects to cancel the feature, the fee will no longer be charged and the guarantees under the Living Benefit will be terminated. In addition, the investment requirements for the

Living Benefit will no longer apply to the contract. The surviving Covered Person may not extend the Income Base Evaluation Period or Income Credit Period, if applicable, and may no longer re-elect or reinstate the Living Benefit after cancellation.

Are there circumstances under which my Living Benefit will automatically terminate?

The Living Benefit automatically terminates upon the occurrence of one of the following:

     1. Annuitization of the contract; or
     2. Termination or surrender of the contract; or
     3. A death benefit is paid and the contract is terminated; or
     4. Excess Withdrawals reduce the contract value to zero; or
     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Person; or
     6. A change that removes all Covered Persons from the contract except as noted below and under "ARE THERE CIRCUMSTANCES UNDER WHICH GUARANTEED WITHDRAWALS FOR TWO COVERED PERSONS, IF ELECTED, TERMINATE FOR ONE OF THE COVERED PERSONS?"

If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the Annuitant(s) after the ownership change to prevent termination of the Living Benefit. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural Annuitant(s) in order to prevent termination of the Living Benefit. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?

Under any of the following circumstances, the Living Benefit will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:

     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or
     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.

Under these circumstances, the fee for the Living Benefit based on two Covered Persons remains unchanged and the guaranteed withdrawals are payable for the remaining Covered Person only. However, the remaining Covered Person may choose to terminate the feature as described under "CAN I ELECT TO CANCEL MY LIVING BENEFIT FEATURE? ABOVE."

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE OPTIONAL LIVING BENEFITS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS AS INDICATED ABOVE. WE ALSO RESERVE THE RIGHT TO MODIFY THE LIVING BENEFITS AT THE TIME OF EXTENSION FOR EXISTING CONTRACTS AS INDICATED ABOVE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
APPENDIX G - DEATH BENEFITS AND SPOUSAL CONTINUATION DEATH BENEFITS FOR
                   CONTRACTS ISSUED PRIOR TO JANUARY 23, 2012
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Combination HV & Roll-Up death benefit is no longer available for election. If your contract was issued prior to January 23, 2012 and you elected the optional Combination HV & Roll-Up death benefit, the following provisions are applicable to the benefit you elected.

OPTIONAL COMBINATION HV & ROLL-UP DEATH BENEFIT

If you elected the Combination HV & Roll-Up death benefit, you may not elect any available Fixed Account and you cannot change the election thereafter at any time. The fee for the optional Combination HV & Roll-Up death benefit is 0.65% of the average daily net asset value allocated to the Variable Portfolios. You may pay for this optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase. The Combination HV & Roll-Up death benefit may only have been elected prior to your 76th birthday at contract issue. It was not available for election in New York and Washington.

The death benefit is the greatest of:

     1. Contract value; or

     2. The Maximum anniversary value on any contract anniversary prior to the earlier of your 85th birthday or date of death, plus Purchase Payments received since that anniversary and reduced for any withdrawals since that anniversary in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal. The anniversary value for any year is equal to the contract value on the applicable contract anniversary.

     3. Net Purchase Payments received prior to your 80th birthday accumulated at 5% through the earliest of:

          a. 15 years after the contract date; or

          b. The day before your 80th birthday; or

          c. The date of death,

       adjusted for Net Purchase Payments received after the timeframes outlined in (a)-(c). Net Purchase Payments received after the timeframes outlined in (a)-(c) will not accrue at 5%.

COMBINATION HV & ROLL-UP DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If the original Owner elected the optional Combination HV& Roll-Up Death Benefit and the Continuing Spouse continues the contract on the Continuation Date before their 85th birthday and does not terminate this optional death benefit, the death benefit will be the greatest of:

     1. Contract value; or

     2. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 85th birthday or date of death, plus any Continuation Purchase Payments received since that anniversary and reduced for any withdrawals since that anniversary in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal. The anniversary value for any year is equal to the contract value on the applicable contract anniversary after the Continuation Date.

     3. Continuation Net Purchase Payments received prior to the Continuing Spouse's 80th birthday accumulated at 5% through the earliest of:

          a. 15 years after the contract date; or

          b. The day before the Continuing Spouse's 80th birthday; or

          c. The Continuing Spouse's date of death,

       adjusted for Continuation Net Purchase Payments received after the timeframes outlined in (a)-(c). Continuation Net Purchase Payments received after the timeframes outlined in (a)-(c) will not accrue at 5%.

If the Continuing Spouse is age 85 or older on the Continuation Date, the death benefit is equal to contract value and the optional Combination HV & Roll-Up Death Benefit fee will no longer be deducted.

If the Continuing Spouse terminates the Combination HV & Roll-Up death benefit on the Continuation Date, the standard death benefit for the Continuing Spouse applies upon his/her death and the fee for the Combination HV & Roll-Up death benefit no longer applies.

If you elected the optional Maximum Anniversary Value death benefit after June 20, 2011, please see OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT in the prospectus for details. If the original Owner of the contract elected the optional Maximum Anniversary Value death benefit after June 20, 2011, please see OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT in APPENDIX B -- DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION in the prospectus for details.

DEATH BENEFIT DEFINED TERMS
Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.

THE FOLLOWING IS THE DESCRIPTION OF THE MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT FOR CONTRACTS ISSUED BETWEEN MAY 1, 2009 AND JUNE 19, 2011.

OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

The Maximum Anniversary Value death benefit can only be elected prior to your 83rd birthday.

THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF A LIVING BENEFIT:

The death benefit is the greatest of:
     1. Contract value; or
     2. Net Purchase Payments; or
     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, adjusted for any Net Purchase Payments since that anniversary. The anniversary value for any year is equal to the contract value on the applicable contract anniversary.

THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF A LIVING BENEFIT:

The death benefit is the greatest of:
     1. Contract value; or
     2. Purchase Payments reduced by any Withdrawal Adjustment; or
     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, plus Purchase Payments received since that contract anniversary and reduced by any Withdrawal Adjustment since that contract anniversary. The anniversary value for any year is equal to the contract value on the applicable anniversary.

THE FOLLOWING IS THE DESCRIPTION OF THE MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT FOLLOWING SPOUSAL CONTINUATION FOR CONTRACTS ISSUED BETWEEN MAY 1, 2009 AND JUNE 19, 2011.

THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH WITHOUT ELECTION OF A LIVING BENEFIT:

If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:
     a. Contract value; or
     b. Continuation Net Purchase Payments; or
     c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, adjusted for any Continuation Net Purchase Payments received since that anniversary. The anniversary value for any year is equal to the contract value on the applicable anniversary after the Continuation Date.

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the Standard Death Benefit and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH WITH ELECTION OF A LIVING BENEFIT:

If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:
     a. Contract value; or
     b. Continuation Purchase Payments reduced by any Withdrawal Adjustment after the Continuation Date; or
     c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, plus Continuation Purchase Payments received and reduced by any Withdrawal Adjustment since that anniversary. The anniversary value for any year is equal to the contract value on the applicable contract anniversary after the Continuation Date.

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the Standard Death Benefit with election of a Living Benefit and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

THE FOLLOWING IS THE DESCRIPTION OF THE STANDARD DEATH BENEFIT FOR CONTRACTS ISSUED BETWEEN MAY 1, 2009 AND APRIL 30, 2010.

STANDARD DEATH BENEFIT WITHOUT ELECTION OF A LIVING BENEFIT:
If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or
     2. Net Purchase Payments

If you contract was issued on or after the 83rd birthday but prior to your 86th birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. The lesser of:

          a. Net Purchase Payments; or

          b. 125% of Contract value.

STANDARD DEATH BENEFIT WITH ELECTION OF A LIVING BENEFIT:
     1. Contract value; or

     2. Purchase Payments reduced by any Withdrawal Adjustment.

If you contract was issued on or after the 83rd birthday but prior to your 86th birthday, the standard death benefit on your contract is the greater of:

     1. Contract value; or

     2. The lesser of:

          a. Net Purchase Payments; or

          b. 125% of Contract value.

THE FOLLOWING IS A DESCRIPTION OF THE STANDARD DEATH BENEFIT FOLLOWING SPOUSAL CONTINUATION FOR CONTRACTS ISSUED BETWEEN MAY 1, 2009 AND APRIL 30, 2010.

STANDARD DEATH BENEFIT PAYABLE UPON A CONTINUING SPOUSE'S DEATH WITHOUT ELECTION OF A LIVING BENEFIT:
If the Continuing Spouse is age 82 or younger on the Continuation Date, the standard death benefit will be the greater of:

     1. Contract value; or

     2. Continuation Net Purchase Payments

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the greater of:

     1. Contract value; or

     2. The lesser of:

          a. Continuation Net Purchase Payments; or

          b. 125% of Contract value.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to the contract value.

STANDARD DEATH BENEFIT PAYABLE UPON A CONTINUING SPOUSE'S DEATH WITH ELECTION OF A LIVING BENEFIT:
If the Continuing Spouse is age 82 or younger on the Continuation Date, the standard death benefit will be the greater of:

     1. Contract value; or

     2. Continuation Purchase Payments reduced by any Withdrawal Adjustment after the Continuation Date.

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the greater of:

     1. Contract value; or

     2. The lesser of:

          a. Continuation Net Purchase Payments; or

          b. 125% of Contract value.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to the contract value.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
APPENDIX H - FREE WITHDRAWAL AMOUNT AND WITHDRAWAL CHARGE SCHEDULE FOR
                     CONTRACTS ISSUED PRIOR TO JULY 18, 2011
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE FOLLOWING IS THE FREE WITHDRAWAL AMOUNT IF YOU PURCHASED YOUR CONTRACT PRIOR TO JULY 18, 2011.

FREE WITHDRAWAL AMOUNT

To determine your free withdrawal amount and your withdrawal charge, we refer to two special terms: "penalty-free earnings" and "total invested amount."

Penalty-free earnings are equal to your contract value less your total invested amount and may be withdrawn free of a withdrawal charge at any time, including upon a full surrender of your contract. Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn free of a withdrawal charge at any time. The total invested amount is the sum of all Purchase Payments less portions of prior withdrawals that reduce your total invested amount as follows:

     - Free withdrawals in any year that were in excess of your penalty-free earnings and were based on the portion of the total invested amount that was no longer subject to withdrawal charges at the time of the withdrawal; and

     - Any prior withdrawals (including withdrawal charges applicable to those withdrawals) of the total invested amount on which you already paid a withdrawal charge.

When you make a withdrawal, we deduct it from penalty-free earnings first, any remaining penalty-free withdrawal amount, and then from the total invested amount on a first-in, first-out basis. This means that you can also access your Purchase Payments, which are no longer subject to a withdrawal charge before those Purchase Payments, which are still subject to the withdrawal charge.

If you elect an optional living benefit that offers Maximum Annual Withdrawal Amounts, during the first contract year, your free withdrawal amount is the greatest of:

     (1) your penalty-free earnings; or

     (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount; or

     (3) the Maximum Annual Withdrawal Amount allowed under the living benefit you elected.

If you elect an optional living benefit that offers Maximum Annual Withdrawal Amounts, after the first contract year, your free withdrawal amount is the greatest of (1), (2) or (3) plus any portion of your total invested amount no longer subject to a withdrawal charge:

     (1) your penalty-free earnings; or

     (2) 10% of the portion of your total invested amount that has been in your contract for at least one year and still subject to a withdrawal charge; or

     (3) the Maximum Annual Withdrawal Amount allowed under the living benefit you elected.

If you do not elect an optional living benefit that offers Maximum Annual Withdrawal Amounts, the provisions below describe your free withdrawal amount.

During the first contract year, your free withdrawal amount is the greater of:

     (1) your penalty-free earnings; or

     (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount; or

After the first contract year, your free withdrawal amount is the greater of (1) or (2) plus any portion of your total invested amount no longer subject to a withdrawal charge:

     (1) your penalty-free earnings; or

     (2) 10% of the portion of your total invested amount that has been in your contract for at least one year and still subject to a withdrawal charge.

Amounts withdrawn free of a withdrawal charge under the 10% provision do not reduce the amount you invested for purposes of calculating the withdrawal charge and penalty-free earnings. As a result, if you surrender your contract in the future and withdrawal charges are still applicable, any previous free withdrawals under the 10% provision would then be subject to applicable withdrawal charges. We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.

THE FOLLOWING IS THE WITHDRAWAL CHARGE SCHEDULE IF YOU PURCHASED YOUR CONTRACT PRIOR TO JULY 18, 2011.

WITHDRAWAL CHARGE SCHEDULE FOR CONTRACTS ISSUED PRIOR TO JULY 18, 2011:


-----------------------------------------------------------------------------------------------------------------------
   YEARS SINCE
PURCHASE
 PAYMENT
RECEIPT               1            2            3            4            5            6            7            8+
-----------------------------------------------------------------------------------------------------------------------
 WITHDRAWAL
 CHARGE               7%           6%           6%           5%           4%           3%           2%           0%
-----------------------------------------------------------------------------------------------------------------------

  Please forward a copy (without charge) of the Polaris Platinum III Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)


       ---------------------------------------------------------------
       Name

       ----------------------------------------------------------
       Address

       ----------------------------------------------------------
       City/State/Zip


Contract Issue Date: -------------------------------------------------------


Date: ------------------------------    Signed: ----------------------------



  Return to:  Issuing Company ------------------------------------------
  Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299

                       STATEMENT OF ADDITIONAL INFORMATION
                       -----------------------------------

              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                    ISSUED BY


                    AMERICAN GENERAL LIFE INSURANCE COMPANY


                               IN CONNECTION WITH

                            VARIABLE SEPARATE ACCOUNT

                     POLARIS PLATINUM III VARIABLE ANNUITY


This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated January 2, 2013, relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 445-7862 or writing us at:

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             ANNUITY SERVICE CENTER
                                 P.O. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299

                                January 2, 2013

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Separate Account and the Company........................................      3

General Account.........................................................      4

Master-Feeder Structure.................................................      5

Information Regarding the Use of the Volatility Index ("VIX")...........      6

Performance Data .......................................................      7

Annuity Income Payments.................................................     11

Annuity Unit Values.....................................................     12

Taxes...................................................................     15

Broker-Dealer Firms Receiving Revenue Sharing Payments..................     25

Distribution of Contracts...............................................     26

Financial Statements....................................................     26

                        SEPARATE ACCOUNT AND THE COMPANY
                        --------------------------------


     American General Life Insurance Company ("AGL" or the "Company") is a stock life insurance company organized under the laws of the State of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. ("American International Group"), a Delaware corporation. American International Group is a holding company which, through its subsidiaries, is engaged primarily in a broad range of insurance and insurance-related activities in the United States and abroad. The commitments under the contacts are the Company's, and American International Group has no legal obligation to back those commitments.

     On December 31, 2012, SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), American General Assurance Company ("AGAC"), American General Life and Accident Insurance Company ("AGLA"), American General Life Insurance Company of Delaware ("AGLD"), SunAmerica Life Insurance Company ("SALIC") and Western National Life Insurance Company, ("WNL"), affiliates of American General Life Insurance Company, merged with and into American General Life Insurance Company ("Merger"). Prior to this date, the Polaris Platinum III contracts were issued by SunAmerica Annuity in all states except New York.

     Variable Separate Account ("Separate Account") was originally established by Anchor National Life Insurance Company ("Anchor National") under Arizona law on January 1, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981. Effective March 1, 2003, Anchor National changed its name to AIG SunAmerica Life Assurance Company ("SunAmerica Life"). Effective July 20, 2009, SunAmerica Life changed its name to SunAmerica Annuity and Life Assurance Company. These were name changes only and did not affect the substance of any contract. Prior to December 31, 2012, the Separate Account was a separate account of SunAmerica Annuity. On December 31, 2012, and in conjunction with the merger of AGL and SunAmerica Annuity, the Separate Account was transferred to and became a Separate Account of AGL under Texas law.

     The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.


     The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

     The Separate Account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one of the underlying funds. The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the underlying funds. Values allocated to the Separate Account and the amount of variable annuity Income Payments will vary with the values of shares of the underlying funds, and are also reduced by contract charges and fees.

     The basic objective of a variable annuity contract is to provide variable annuity Income Payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity Income Payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the underlying funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their funds to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity Income Payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

     Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity Income Payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity Income Payments).

                                 GENERAL ACCOUNT
                                 ---------------

     The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the DCA accounts available in connection with the general account, as elected by the owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed account options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

     The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                             MASTER-FEEDER STRUCTURE
                             -----------------------

     The following underlying funds currently do not buy individual securities directly: American Funds Global Growth SAST Portfolio, American Funds Growth SAST Portfolio, American Funds Growth-Income SAST Portfolio, and American Funds Asset Allocation SAST Portfolio (the "Feeder Funds"). Instead, each Feeder Fund invests all of its investment assets in a corresponding "Master Fund" of American Funds Insurance Series(R), managed by Capital Research and Management Company ("Capital Research").

     Because each Feeder Fund invests all of its assets in a Master Fund, the investment adviser to the Feeder Funds, SunAmerica Asset Management Corp. ("SAAMCo") does not provide any portfolio management services for the Feeder Funds. SAAMCo provides those services for the Feeder Funds that are normally provided by a fund's investment adviser with the exception of portfolio management. Such services include, but are not limited to: monitoring the ongoing investment performance of the Master Funds, monitoring the Feeder Funds' other service providers, facilitating the distribution of Master Fund shareholder materials to Feeder Fund shareholders and providing such other services as are necessary or appropriate to the efficient operation of the Feeder Funds with respect to their investment in the corresponding Master Funds. Pursuant to its investment advisory agreement with SunAmerica Series Trust, SAAMCo will provide these services so long as a Feeder Fund is a "feeder fund" investing in a Master Fund.

     SAAMCo has contractually agreed to waive 0.70% of its advisory fee for so long as the Feeder Fund is operated as a feeder fund. Under the master-feeder structure, however, each Feeder Fund may withdraw its entire investment from its corresponding Master Fund if the Feeder Fund Board determines that it is in the best interests of the Feeder Fund and its shareholders to do so. If the underlying fund ceases to operate as a "feeder fund," SAAMCo will serve as investment manager for the Feeder Fund.

     The terms "Feeder Fund" and "Master Fund" as used in the Prospectus are used for ease of relevant disclosure. There are a number of differences between arrangements commonly referred to as master-feeder funds, and the investments by the Feeder Funds in the Master Funds described in the Prospectus. These differences include the following:


     - Advisory fees commonly are assessed by the master fund, but not by the feeder fund. The Master Funds and the Feeder Funds both have investment advisory fees. (However, as described above, SAAMCo's advisory fee is solely attributable to administrative services, not portfolio management. Moreover, SAAMCo has contractually agreed to waive certain Feeder Fund advisory fees for as long as the Feeder Funds invest in a Master Fund); and

     - Master funds commonly sell their shares only to feeder funds. The Master Funds in which the Feeder Funds invest also sell their shares to separate accounts of life insurance companies to fund variable annuity contracts and variable life insurance contracts issued by the companies.

          INFORMATION REGARDING THE USE OF THE VOLATILITY INDEX ("VIX")
          -------------------------------------------------------------

This variable annuity is not sponsored, endorsed, sold or promoted by Standard
& Poor's Financial Services LLC ("S&P") or the Chicago Board Options Exchange, Incorporated ("CBOE"). S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of this variable annuity or any member of the public regarding the advisability of investing in securities generally or in this variable annuity or in the ability of the CBOE Volatility Index (the "VIX") track market performance. S&P's and CBOE's only relationship to the Company is the licensing of certain trademarks and trade names of S&P, CBOE and the VIX which is determined, composed and calculated by S&P without regard to the Company or this variable annuity. S&P has no obligation to take the needs of the Company or the owners of this variable annuity into consideration in determining, composing or calculating the VIX. S&P and CBOE are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of this variable annuity to be issued or in the determination or calculation of the equation by which this variable annuity is to be converted into cash. S&P and CBOE have no obligation or liability in connection with the administration, marketing or trading of this variable annuity.

Neither S&P, its affiliates nor their third party licensors, including CBOE, guarantee the adequacy, accuracy, timeliness or completeness of the VIX or any data included therein or any communications, including but not limited to, oral or written communications (including electronic communications) with respect thereto. S&P, its affiliates and their third party licensors, including CBOE, shall not be subject to any damages or liability for any errors, omissions or delays therein. S&P and CBOE make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the marks, the VIX or any data included therein. Without limiting any of the foregoing, in no event whatsoever shall S&P, its affiliates or their third party licensors, including CBOE, be liable for any indirect, special, incidental, punitive or consequential damages, including but not limited to, loss of profits, trading losses, lost time or goodwill, even if they have been advised of the possibility of such damages, whether in contract, tort, strict liability or otherwise.

"Standard & Poor's(R)", "S&P(R)", "S&P 500(R)" and "Standard & Poor's 500(TM)" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by the Company. "CBOE", "CBOE Volatility Index" and "VIX" is a trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by S&P.

                                PERFORMANCE DATA
                                ----------------

     From time to time, we periodically advertise performance data relating to Variable Portfolios and Underlying Funds. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (or decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account charges (including certain death benefit rider charges) and the Underlying Fund expenses. It does not reflect the deduction of any applicable contract maintenance fee, withdrawal (or sales) charges, if applicable, or optional feature charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will include total return figures which reflect the deduction of the Separate Account charges (including certain death benefit charges), contract maintenance fee, withdrawal (or sales) charges and the Underlying Fund expenses.

     We may advertise the optional living benefits and death benefits using illustrations showing how the benefit works with historical performance of specific Underlying Funds or with a hypothetical rate of return (which will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the Underlying Fund expenses.

     The Separate Account may advertise "total return" data for the Variable Portfolios. Total return figures are based on historical data and are not intended to indicate future performance. "Total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period).

     For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding Underlying Funds, modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective Underlying Fund. Further, returns shown are for the original class of shares of certain Underlying Funds, adjusted to reflect the fees and charges for the newer class of shares until performance for the newer class becomes available. Returns of the newer class of shares will be lower than those of the original class since the newer class of shares is subject to (higher) service fees. We commonly refer to these performance calculations as hypothetical adjusted historical returns. Performance figures similarly adjusted but based on the Underlying Funds' performance (outside of this Separate Account) should not be construed to be actual historical performance of the relevant Separate Account's Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding Underlying Funds, adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (reflecting certain contractual fees and charges).

     Performance data for the various Variable Portfolios are computed in the manner described below.

CASH MANAGEMENT PORTFOLIO

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

      Base Period Return = (EV - SV - CMF)/(SV)

where:
        SV = value of one Accumulation Unit at the start of a 7 day period

        EV = value of one Accumulation Unit at the end of the 7 day period

        CMF = an allocated portion of the $35 annual Contract Maintenance Fee, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that Variable Portfolio. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

        Current Yield = (Base Period Return) x (365/7)

The Separate Account also computes "total return" data for each of the Polaris Portfolio Allocator models. Each model is comprised of a combination of Variable Portfolios available under the contract using various asset classes based on historical asset class performance.

Total return for a Polaris Portfolio Allocator model represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical investment in a contract, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. It is assumed that the initial hypothetical investment is made on the model inception date and rebalanced in accordance with the model on each evaluation date. The model inception date is the date when the model was first offered for investment.

The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

        Effective Yield = [(Base Period Return + 1) TO THE POWER OF 365/7 - 1]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time. In periods of very low short-term interest rates, the Portfolio's yield may become negative, which may result in a decline in value of your investment.

OTHER VARIABLE PORTFOLIOS

The Variable Portfolios of the Separate Account other than the Cash Management Portfolio compute their performance data as "total return."

Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

        P (1 + T) TO THE POWER OF n = ERV

where:
        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year period as of the end of the period (or fractional portion thereof)

The total return figures reflect the effect of certain non-recurring and recurring charges. The applicable withdrawal charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance.

POLARIS PORTFOLIO ALLOCATOR MODELS PERFORMANCE

The Separate Account also computes "total return" data for each of the Polaris Portfolio Allocator models. Each model is comprised of a combination of Variable Portfolios available under the contract using various asset classes based on historical asset class performance.

Total return for a Polaris Portfolio Allocator model represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical investment in a contract, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. It is assumed that the initial hypothetical investment is made on the model inception date and rebalanced in accordance with the model on each evaluation date. The model inception date is the date when the model was first offered for investment.

                            ANNUITY INCOME PAYMENTS
                            -----------------------

INITIAL MONTHLY ANNUITY INCOME PAYMENTS

     The initial Income Payment is determined by applying separately that portion of the contract value allocated to the fixed account options and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable Income Payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity option selected.

     The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly Income Payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity Income Payment. The number of Annuity Units determined for the first variable annuity Income Payment remains constant for the second and subsequent monthly variable annuity Income Payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY PAYMENTS

     For fixed Income Payments, the amount of the second and each subsequent monthly annuity Income Payment is the same as that determined above for the first monthly payment.

     For variable Income Payments, the amount of the second and each subsequent monthly annuity Income Payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit value as of the day preceding the date on which each annuity Income Payment is due.

                               ANNUITY UNIT VALUES
                               -------------------

     The value of an Annuity Unit is determined independently for each Variable Portfolio.

     The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceeds 3.5%, variable annuity Income Payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity Income Payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity Income Payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity Income Payments to increase (or not to decrease).

     The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each Income Payment will vary accordingly.

     For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

     The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Variable Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

     The NIF for any Variable Portfolio for a certain month is determined by dividing (a) by (b) where:

     (a) is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

     (b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

     The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than 1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by Separate Account asset charges.

     ILLUSTRATIVE EXAMPLE
     --------------------

     Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been

$11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                    NIF = ($11.46/$11.44)

                        = 1.00174825

     The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the Income Payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable Income Payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                            (1/12)
                  1/[(1.035)      ] = 0.99713732

     In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                 $10.103523 x 1.00174825 x 0.99713732 = $10.092213

     To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity income payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

     The NIF measures the performance of the funds that are basis for the amount of future annuity income payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF) / (1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is less that one and payments are decreased.

VARIABLE ANNUITY INCOME PAYMENTS

     ILLUSTRATIVE EXAMPLE
     --------------------

     Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity Income Payment date is $13.327695.

     P's first variable annuity Income Payment is determined from the annuity factor tables in P's contract, using the information assumed above. From these tables, which supply monthly annuity income payments factors for each $1,000 of applied contract value, P's first variable annuity Income Payment is determined by multiplying the factor of $4.92 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

              First Payment = $4.92 x ($116,412.31/$1,000) = $572.75

     The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity Income Payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

              Annuity Units = $572.75/$13.256932 = 43.203812

     P's second variable annuity Income Payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

              Second Payment = 43.203812 x $13.327695 = $575.81

     The third and subsequent variable annuity Income Payments are computed in a manner similar to the second variable annuity Income Payment.

     Note that the amount of the first variable annuity Income Payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity Income Payments.

                                     TAXES

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. A natural owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-Qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

If you purchase your contract under one of a number of types of employer-sponsored retirement plans, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a designated Roth account in a 403(b), 401(k), or governmental 457(b) plan, and you may have cost basis in a traditional IRA or in another Qualified contract.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the

Contracts should seek competent financial advice about the tax consequences of any distributions.

On March 30, 2010 the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ("MAGI") ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person. This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA contributions, designated Roth contributions to a 403(b), 401(k), or governmental 457(b) plan. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from designated Roth accounts in a 403(b), 401(k) or governmental 457(b) plan, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Qualified Distributions from Roth IRAs, designated Roth accounts in 403(b), 401(k), and governmental 457(b) plans which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:

     -    after attainment of age 59 1/2;

     -    when paid to your beneficiary after you die;

     -    after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     -    dividends paid with respect to stock of a corporation described in IRC
          Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     -    distributions from IRAs for higher education expenses;

     -    distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply; and

     - The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract, subject in certain instances to the payee's right to elect out of withholding or to elect a different rate of withholding. For "eligible rollover distributions" from contracts issued under certain types of qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" or transferred to another eligible plan in a direct "trustee-to- trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived. An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code (4) distribution of contributions to a Qualified contract which were made in excess of the applicable contribution limit. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section. Only (1) the participant, or, (2) in the case of the participant's death, the participant's surviving spouse, or (3) in the case of a domestic relations order, the participant's spouse or ex-spouse may roll over a distribution into a plan of the participant's own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into an Inherited IRA. An Inherited IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Inherited IRA in a direct "trustee-to-trustee" transfer. Inherited IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).

Beginning in 2008, subject to federal income limitations, funds in a Qualified contract may be rolled directly over to a Roth IRA. Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

The Small Business Jobs Act of 2010 subsequently added the ability for "in-Plan" rollovers of eligible rollover distribution from pre-tax accounts to a designated Roth account in certain employer-sponsored plans which otherwise include or permit designated Roth accounts.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person such as a corporation or certain other entities. Such Contracts generally will not be accorded tax-deferred status. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person or to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS OF QUALIFIED CONTRACTS

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan (other than a plan funded with IRAs) or pursuant to a domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (for many plans, a Qualified Domestic Relations Order, or QDRO), or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.

TAX TREATMENT OF GIFTING, ASSIGNING OR TRANSFERRING OWNERSHIP OF A NON-QUALIFIED CONTRACT

Under IRC Section 72(e), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn.

The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

FEDERAL WITHDRAWAL RESTRICTIONS FROM QUALIFIED CONTRACTS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals generally can only be made when an owner: (1) reaches age 59 1/2 (70 1/2 in the case of Section 457(b) Plans); (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner generally can only withdraw Purchase Payments. There are certain exceptions to these restrictions which are generally based upon the type of investment arrangement, the type of contributions, and the date the contributions were made. Transfers of amounts from one Qualified contract to another investment option under the same plan, or to another contract or account of the same plan type or from a qualified plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan. On July 26, 2007, the Department of the Treasury published final 403(b) regulations that are largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

Prior to the effective date of the final regulations, provisions applicable to tax-free transfers AND exchanges (both referred to below as "transfers") of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules could have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a contract or custodial account in a different plan), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permits a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.

PARTIAL 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

Section 1035 of the Code provides that a Non-Qualified annuity contract may be exchanged in a tax-free transaction for another Non-Qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. In 1998, the U.S. Tax Court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a tax-free exchange. In 1999, the IRS acquiesced in that Tax Court decision, but stated that it would nonetheless continue to challenge partial exchange transactions under certain circumstances. In Notice 2003-51, published on July 9, 2003, the IRS announced that, pending the publication of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the partial exchange should be treated as an integrated transaction, and thus whether the two contracts should be treated as a single contract to determine the tax treatment of the surrender or withdrawal under Section 72 of the Code. The IRS made this earlier guidance permanent in Revenue Procedure 2008-24, superseding Notice 2003-51, although it shortened the presumption period from 24 months to 12 months. Revenue Procedure 2008-24 provides that a transfer will be treated as a tax-free exchange under Code section 1035 if either (a) no amounts are withdrawn from, or received in surrender of, either of the contracts involved in the exchange during the 12 months beginning on the date on which amounts are treated as received as premiums or other consideration paid for the contract received in exchange (the date of transfer); or (b) the taxpayer demonstrates that one of the conditions described in Code section 72(q) or any similar life event (such as divorce or loss of employment) occurred between the date of the transfer and the date of the withdrawal or surrender. We reserve the right to treat partial transfers as tax-reportable distributions, rather than as partial 1035 exchanges, in recognition of certain questions which remain notwithstanding recent IRS guidance on the subject. Such treatment for tax reporting purposes, however, should not prevent a taxpayer from taking a different position on their return, in accordance with the advice of their tax counsel or other tax consultant, if they believe the requirements of IRC Section 1035 have been satisfied. Owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be available for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan. The following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan. Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees, for federal tax purposes, until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and not-for-profit organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract if certain conditions are met. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2012 is the lesser of 100% of includible compensation or $17,000. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $5,500 in 2012 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2012 may not exceed the lesser of $50,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2012 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2012. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment. If neither the Owner or the Owner's spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income, The rules concerning what constitutes "coverage" are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590 for more details. The effect of income on the deduction, is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer's plan. If you and your spouse are filing jointly and have a modified AGI in 2012 of less than $92,000, your contribution may be fully deductible; if your income is between $92,000 and $112,000, your contribution may be partially deductible and if your income is $112,000 or more, your contribution may not be deductible. If you are single and your income in 2012 is less than $58,000, your contribution may be fully deductible; if your income is between $58,000 and $68,000, your contribution may be partially deductible and if your income is $68,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible. If you and your spouse file jointly, and you are not covered by a plan but your spouse is: if your modified AGI in 2012 is between $173,000 and $183,000, your contribution may be partially deductible.

(d) Roth IRAs

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2012 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2012. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can make a full or partial contribution to a Roth IRA if you have taxable compensation and your modified adjusted gross income in 2012 is less than:
$173,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $110,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. All persons may be eligible to convert a distribution from an employer-sponsored plan or from a traditional IRA into a Roth IRA. Conversions or rollovers from qualified plans into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; investing and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan if certain conditions are met. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 AND PENSION PROTECTION ACT OF 2006

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expanded the range of eligible tax-free rollover distributions that may be made among qualified plans and increased contribution limits applicable to these plans. The changes made to the IRC by EGTRRA were scheduled to expire on December 31, 2010. The Pension Protection Act of 2006 made permanent those provisions of EGTRRA relating to IRAs and employer sponsored plans.

                               BROKER-DEALER FIRMS
                       RECEIVING REVENUE SHARING PAYMENTS
                       ----------------------------------


The following list includes the names of member firms of the FINRA (or their affiliated broker-dealers) that we believe received a revenue sharing payment of more than $5,000 as of the calendar year ending December 31, 2011, from SunAmerica Annuity and Life Assurance Company and The United States Life Insurance Company in the City of New York, both affiliated companies. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.


BancWest Investment Services, Inc.
CCO Investment Services Corporation
Citigroup Global Markets Inc.
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Financial Network Investment Corporation
FSC Securities Corp.
Infinex Investments, Inc.
ING Financial Partners, Inc.
Janney Montgomery Scott LLC.
J.J.B. Hilliard, W.L. Lyons, Inc.
James Borello & Co
Lincoln Financial Advisor
Lincoln Financial Securities
LPL Financial Corporation
Morgan Keegan & Company, Inc.
Morgan Stanley & Co., Incorporated
Multi Financial Securities Corp.
NEXT Financial Group, Inc.
Primevest Financial Services, Inc.
Raymond James & Associates
Raymond James Financial
RBC Capital Markets Corporation
Royal Alliance Associates, Inc.
SagePoint Financial, Inc.
Sammons Securities Co. LLC
Securities America, Inc.
UBS Financial Services Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Advisor, LLC
Wescom Financial Services

We will update this list annually; interim arrangements may not be reflected. You are encouraged to review the prospectus for each Underlying Fund for any other compensation arrangements pertaining to the distribution of Underlying Fund shares.

Certain broker dealers with which we have selling agreements are our affiliates. In an effort to promote the sale of our products, affiliated firms may pay their registered representatives additional cash incentives which may include but are not limited to bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts, that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

                  MARKETING EXPENSE PAYMENTS TO AMERICAN FUNDS

Pursuant to an agreement between the Company, Capital Research and Management Company and American Funds Distributors, Inc. ("AFD"), the Company will pay to AFD a marketing expense allowance for AFD's marketing assistance equal to 0.16% of Purchase Payments invested in Underlying Funds of American Funds Insurance Series. This expense is not paid directly by contract Owners.

                            DISTRIBUTION OF CONTRACTS
                            -------------------------

     The contracts are offered through SunAmerica Capital Services, Inc., located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. The Company and SunAmerica Capital Services, Inc. are each an indirect, wholly owned subsidiary of American International Group. No underwriting fees are paid in connection with the distribution of the contracts. Contracts are offered on a continuous basis.

                              FINANCIAL STATEMENTS
                              --------------------


     PricewaterhouseCoopers LLP, located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for Variable Separate Account, American General Life Insurance Company ("AGL"), the life companies listed below and American International Group, Inc.

     We are required to include additional life companies' financial statements in the Statement of Additional Information to reflect the effect of the Merger.

     You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or call us at 1-800-445-7862. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

     The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

     - Audited Financial Statements of Variable Separate Account of SunAmerica Annuity and Life Assurance Company for the year ended December 31, 2011

     - Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of American General Assurance Company for years ended December 31, 2011 and 2010

     - Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010

     - Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010

     - Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

     The following financial statements are also included in the Statement of Additional Information:

     - Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011

     The financial statements of the life companies listed above should be considered only as bearing on the ability of the AGL to meet its obligation under the contracts.

AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

     On March 30, 2011, American International Group, Inc. and the Company entered into an Unconditional Capital Maintenance Agreement. As a result, the financial statements of American International Group, Inc. are incorporated by reference below. American International Group, Inc. does not underwrite any contracts referenced herein.

     The following financial statements are incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

     - Consolidated Financial Statements and Financial Statement Schedules of American International Group, Inc.'s Current Report on Form 8-K dated May 4, 2012 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting)

     - American International Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011

     The following financial statements are also incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting:

     - Consolidated Financial Statements of AIA Group Limited incorporated by reference to American International Group, Inc.'s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011

                           VARIABLE SEPARATE ACCOUNT

                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2011 AND 2010

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2011 AND 2010

                                    CONTENTS

Report of Independent Registered Public Accounting Firm                                   1
Statements of Assets and Liabilities, December 31, 2011                                   2
Schedules of Portfolio Investments, December 31, 2011                                    34
Statements of Operations, for the year ended December 31, 2011                           36
Statements of Changes in Net Assets, for the year ended December 31, 2011                54
Statements of Changes in Net Assets, for the year ended December 31, 2010, except as
 indicated                                                                               72
Notes to Financial Statements                                                            90

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of SunAmerica Annuity and Life Assurance Company and the Contractholders of its separate account, Variable Separate Account:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Variable Accounts constituting Variable Separate Account (the "Separate Account"), a separate account of SunAmerica Annuity and Life Assurance Company, at December 31, 2011, and the results of their operations for the year then ended and the changes in each of their net assets for the periods indicated in each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2011 by correspondence with the custodians and transfer agents, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 25, 2012

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011


                               Asset           Capital       Government and                     Natural
                            Allocation      Appreciation      Quality Bond       Growth        Resources
                             Portfolio        Portfolio        Portfolio        Portfolio      Portfolio
                             (Class 1)        (Class 1)        (Class 1)        (Class 1)      (Class 1)
                           -------------------------------------------------------------------------------
Assets:

 Investments in Trusts,
  at net asset value       $ 126,687,967    $ 262,968,434    $ 130,486,125    $ 84,129,487    $ 61,850,374

Liabilities:                           -                -                -               -               -
                           -------------------------------------------------------------------------------

Net assets:                $ 126,687,967    $ 262,968,434    $ 130,486,125    $ 84,129,487    $ 61,850,374
                           ===============================================================================

 Accumulation units        $ 124,617,126    $ 261,543,232    $ 129,588,726    $ 83,543,958    $ 61,646,705

 Contracts in payout
  (annuitization) period       2,070,841        1,425,202          897,399         585,529         203,669
                           -------------------------------------------------------------------------------

  Total net assets         $ 126,687,967    $ 262,968,434    $ 130,486,125    $ 84,129,487    $ 61,850,374
                           ===============================================================================

Accumulation units
 outstanding                   4,606,167        5,559,287        6,242,049       2,722,805       1,334,816
                           ===============================================================================


                                  Asset          Capital      Government and                    Natural
                               Allocation     Appreciation     Quality Bond      Growth        Resources
                                Portfolio      Portfolio        Portfolio       Portfolio      Portfolio
                                (Class 2)      (Class 2)        (Class 2)       (Class 2)      (Class 2)
                               ---------------------------------------------------------------------------

Assets:

Investments in
 Trusts, at net asset value    $ 9,754,826    $ 50,722,731    $ 59,710,741    $ 26,217,903    $ 13,926,958

Liabilities:                             -               -               -               -               -
                               ---------------------------------------------------------------------------

Net assets:                    $ 9,754,826    $ 50,722,731    $ 59,710,741    $ 26,217,903    $ 13,926,958
                               ===========================================================================

 Accumulation units            $ 9,718,927    $ 50,609,559    $ 59,668,633    $ 26,205,626    $ 13,926,958

 Contracts in payout
 (annuitization) period             35,899         113,172          42,108          12,277               -
                               ---------------------------------------------------------------------------

  Total net assets             $ 9,754,826    $ 50,722,731    $ 59,710,741    $ 26,217,903    $ 13,926,958
                               ===========================================================================

Accumulation units
 outstanding                       362,705       1,074,162       2,894,272         863,723         306,705
                               ===========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                            Asset           Capital        Government and                       Natural
                         Allocation       Appreciation      Quality Bond       Growth          Resources
                          Portfolio        Portfolio         Portfolio        Portfolio        Portfolio
                          (Class 3)        (Class 3)         (Class 3)        (Class 3)        (Class 3)
                        ----------------------------------------------------------------------------------

Assets:

Investments in Trusts,
at net asset value      $   29,785,008   $  377,129,549   $  607,330,250    $ 112,152,534    $ 126,949,654

Liabilities:                         -                -                -                -                -
                        ----------------------------------------------------------------------------------

Net assets:             $   29,785,008   $  377,129,549   $  607,330,250    $ 112,152,534    $ 126,949,654
                        ==================================================================================

 Accumulation units     $   29,551,430   $  377,084,918   $  607,172,735    $ 112,123,315    $ 126,939,372

 Contracts in payout
  (annuitization) period       233,578           44,631          157,515           29,219           10,282
                        ----------------------------------------------------------------------------------

  Total net assets      $   29,785,008   $  377,129,549   $  607,330,250   $ 112,152,534    $ 126,949,654
                        ==================================================================================

Accumulation units
 outstanding                 1,411,518       12,477,127       33,622,521        4,240,566        4,279,355
                        ==================================================================================



                             Aggressive       Alliance                       Blue Chip       Capital
                              Growth           Growth         Balanced        Growth         Growth
                             Portfolio        Portfolio       Portfolio      Portfolio      Portfolio
                             (Class 1)        (Class 1)       (Class 1)      (Class 1)      (Class 1)
                            ---------------------------------------------------------------------------

Assets:

Investments in Trusts,
at net asset value          $ 25,562,835    $ 159,262,670    $ 44,378,775    $ 8,492,720    $ 5,501,152

Liabilities:                           -                -               -              -              -
                            ---------------------------------------------------------------------------

Net assets:                 $ 25,562,835    $ 159,262,670    $ 44,378,775    $ 8,492,720    $ 5,501,152
                            ===========================================================================

 Accumulation
  units                     $ 25,241,988    $ 158,255,040    $ 43,999,836    $ 8,461,546    $ 5,468,587

 Contracts in payout
  (annuitization) period         320,847        1,007,630         378,939         31,174         32,565
                            ---------------------------------------------------------------------------

Total net
 assets                     $ 25,562,835    $ 159,262,670    $ 44,378,775    $ 8,492,720    $ 5,501,152
                            ===========================================================================

Accumulation units
 outstanding                   1,999,119        5,058,971       2,673,699      1,414,787        755,156
                            ===========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                Cash          Corporate      Davis Venture    "Dogs" of Wall    Emerging
                             Management         Bond            Value            Street          Markets
                             Portfolio        Portfolio       Portfolio         Portfolio       Portfolio
                             (Class 1)        (Class 1)       (Class 1)         (Class 1)       (Class 1)
                            ------------------------------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value         $ 61,353,836    $ 102,171,318    $ 401,886,328    $ 22,214,939    $ 40,942,718

Liabilities:                           -                -                -               -               -
                            ------------------------------------------------------------------------------

Net assets:                 $ 61,353,836    $ 102,171,318    $ 401,886,328    $ 22,214,939    $ 40,942,718
                            ==============================================================================

 Accumulation
   units                    $ 61,045,155    $ 101,442,496    $ 399,632,531    $ 22,037,407    $ 40,810,481

 Contracts in payout
  (annuitization) period         308,681          728,822        2,253,797         177,532         132,237
                            ------------------------------------------------------------------------------

 Total net
   assets                   $ 61,353,836    $ 102,171,318    $ 401,886,328    $ 22,214,939    $ 40,942,718
                            ==============================================================================

Accumulation
 units outstanding             4,708,811        4,085,475       11,938,830       1,613,389       2,415,129
                            ==============================================================================

                             Equity         Fundamental       Global         Global           Growth
                          Opportunities       Growth           Bond         Equities       Opportunities
                            Portfolio        Portfolio       Portfolio      Portfolio        Portfolio
                            (Class 1)        (Class 1)       (Class 1)      (Class 1)        (Class 1)
                          ------------------------------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value       $   28,482,694    $ 39,860,782    $ 50,020,778    $ 50,103,995    $ 11,308,089

Liabilities:                           -               -               -               -               -
                          ------------------------------------------------------------------------------

Net assets:               $   28,482,694    $ 39,860,782    $ 50,020,778    $ 50,103,995    $ 11,308,089
                          ==============================================================================

  Accumulation
  units                   $   28,237,093    $ 39,591,003    $ 49,806,562    $ 49,892,197    $ 11,258,242

 Contracts in payout
  (annuitization) period         245,601         269,779         214,216         211,798          49,847
                          ------------------------------------------------------------------------------

   Total net assets       $   28,482,694    $ 39,860,782    $ 50,020,778    $ 50,103,995    $ 11,308,089
                          ==============================================================================

Accumulation
 units outstanding             1,549,642       2,378,603       2,119,001       2,684,263       1,924,462
                          ==============================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                           DECEMBER 31, 2011
                                  (continued)



                                                High-        International   International
                              Growth-           Yield         Diversified     Growth and
                              Income            Bond           Equities         Income
                             Portfolio        Portfolio       Portfolio       Portfolio
                             (Class 1)        (Class 1)       (Class 1)       (Class 1)
                            --------------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value         $ 135,730,629    $ 69,866,750    $ 40,914,617    $ 43,948,329

Liabilities:                            -               -               -               -
                            -------------------------------------------------------------

Net assets:                 $ 135,730,629    $ 69,866,750    $ 40,914,617    $ 43,948,329
                            =============================================================

 Accumulation units         $ 134,482,266    $ 69,485,311    $ 40,560,931    $ 43,633,257

 Contracts in payout
  (annuitization) period        1,248,363         381,439         353,686         315,072
                            -------------------------------------------------------------

    Total net assets        $ 135,730,629    $ 69,866,750    $ 40,914,617    $ 43,948,329
                            =============================================================

Accumulation
 units outstanding              4,760,855       3,066,011       3,630,505       3,694,417
                            =============================================================


                              Marsico       Massachusetts
                              Focused        Investors        MFS Total        Mid-Cap          Real
                               Growth          Trust           Return          Growth          Estate        Technology
                             Portfolio       Portfolio        Portfolio       Portfolio       Portfolio      Portfolio
                             (Class 1)       (Class 1)        (Class 1)       (Class 1)       (Class 1)      (Class 1)
                            --------------------------------------------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value         $ 13,591,254    $ 49,597,158    $ 153,695,095    $ 35,043,178    $ 33,576,000    $ 8,920,359

Liabilities:                           -               -                -               -               -              -
                            --------------------------------------------------------------------------------------------

Net assets:                 $ 13,591,254    $ 49,597,158    $ 153,695,095    $ 35,043,178    $ 33,576,000    $ 8,920,359
                            ============================================================================================

  Accumulation units        $ 13,552,678    $ 49,339,705    $ 152,951,101    $ 34,838,899    $ 33,390,304    $ 8,896,541

   Contracts in payout
    (annuitization) period        38,576         257,453          743,994         204,279         185,696         23,818
                            --------------------------------------------------------------------------------------------

       Total net assets     $ 13,591,254    $ 49,597,158    $ 153,695,095    $ 35,043,178    $ 33,576,000    $ 8,920,359
                            ============================================================================================

Accumulation
 units outstanding             1,183,856       2,223,359        5,513,417       3,150,103       1,419,027      3,930,256
                            ============================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                              Total
                             Telecom         Return        Aggressive      Alliance
                             Utility          Bond          Growth          Growth
                            Portfolio       Portfolio      Portfolio       Portfolio
                            (Class 1)       (Class 1)      (Class 2)       (Class 2)
                           -----------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value        $ 16,911,434    $ 71,432,521    $ 3,258,203    $ 22,661,038

Liabilities:                          -               -              -               -
                           -----------------------------------------------------------

Net assets:                $ 16,911,434    $ 71,432,521    $ 3,258,203    $ 22,661,038
                           ===========================================================

  Accumulation units       $ 16,729,791    $ 70,883,510    $ 3,257,839    $ 22,647,011

  Contracts in payout
   (annuitization) period       181,643         549,011            364          14,027
                           -----------------------------------------------------------

       Total net assets    $ 16,911,434    $ 71,432,521    $ 3,258,203    $ 22,661,038
                           ===========================================================

Accumulation
 units outstanding             996,622        2,573,355        259,544         731,288
                           ===========================================================


                                                                                                            Davis
                                            Blue Chip       Capital          Cash          Corporate       Venture
                              Balanced       Growth         Growth         Management        Bond           Value
                             Portfolio      Portfolio      Portfolio       Portfolio       Portfolio      Portfolio
                             (Class 2)      (Class 2)      (Class 2)       (Class 2)       (Class 2)      (Class 2)
                            -----------------------------------------------------------------------------------------

Assets:

Investments in Trusts,
 at net asset value         $ 7,315,909    $ 3,100,051    $ 2,105,184    $ 20,728,242    $ 30,470,985    $ 64,611,242

Liabilities:                          -              -              -               -               -               -
                            -----------------------------------------------------------------------------------------

Net assets:                 $ 7,315,909    $ 3,100,051    $ 2,105,184    $ 20,728,242    $ 30,470,985    $ 64,611,242
                            =========================================================================================

  Accumulation units        $ 7,315,909    $ 3,100,051    $ 2,105,184    $ 20,675,819    $ 30,401,531    $ 64,592,696

 Contracts in payout
  (annuitization) period              -              -              -          52,423          69,454          18,546
                            -----------------------------------------------------------------------------------------

       Total net assets     $ 7,315,909    $ 3,100,051    $ 2,105,184    $ 20,728,242    $ 30,470,985    $ 64,611,242
                            =========================================================================================

Accumulation
 units outstanding              443,648        529,797        294,473       1,616,873       1,241,705       1,944,351
                            =========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                             "Dogs" of       Emerging        Equity        Foreign
                            Wall Street      Markets      Opportunities     Value
                             Portfolio      Portfolio       Portfolio     Portfolio
                             (Class 2)      (Class 2)       (Class 2)     (Class 2)
                            ---------------------------------------------------------

Assets:

  Investments in Trusts,
    at net asset value      $ 6,473,714    $ 7,751,701    $ 5,540,615    $ 25,454,553

Liabilities:                          -              -              -               -
                            ---------------------------------------------------------

Net assets:                 $ 6,473,714    $ 7,751,701    $ 5,540,615    $ 25,454,553
                            =========================================================

  Accumulation units        $ 6,473,714    $ 7,751,587    $ 5,540,615    $ 25,449,535

  Contracts in payout
   (annuitization) period             -            114              -           5,018
                            ---------------------------------------------------------

       Total net assets     $ 6,473,714    $ 7,751,701    $ 5,540,615    $ 25,454,553
                            =========================================================

Accumulation
 units outstanding              478,507        467,069        307,336       1,727,533
                            =========================================================

                            Fundamental       Global         Global          Growth         Growth       High-Yield
                              Growth           Bond         Equities      Opportunities     -Income         Bond
                             Portfolio       Portfolio      Portfolio       Portfolio      Portfolio      Portfolio
                             (Class 2)       (Class 2)      (Class 2)       (Class 2)      (Class 2)      (Class 2)
                            ----------------------------------------------------------------------------------------

Assets:

  Investments in Trusts,
   at net asset value       $ 2,606,634    $ 11,970,760    $ 6,142,356    $ 4,136,876    $ 9,220,072    $ 15,901,198

Liabilities:                          -               -              -              -              -               -
                            ----------------------------------------------------------------------------------------

Net assets:                 $ 2,606,634    $ 11,970,760    $ 6,142,356    $ 4,136,876    $ 9,220,072    $ 15,901,198
                            ========================================================================================

  Accumulation units        $ 2,606,634    $ 11,970,760    $ 6,104,924    $ 4,136,876    $ 9,219,329    $ 15,862,569

  Contracts in payout
   (annuitization) period             -               -         37,432              -            743          38,629
                            ----------------------------------------------------------------------------------------

       Total net assets     $ 2,606,634    $ 11,970,760    $ 6,142,356    $ 4,136,876    $ 9,220,072    $ 15,901,198
                            ========================================================================================

Accumulation
 units outstanding              158,290         514,634        333,190        716,500        327,138         712,383
                            ========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                               MFS
                            International   International    Marsico       Massachusetts
                             Diversified     Growth and      Focused        Investors
                              Equities         Income         Growth          Trust
                              Portfolio      Portfolio      Portfolio       Portfolio
                             (Class 2)       (Class 2)      (Class 2)       (Class 2)
                            ------------------------------------------------------------

Assets:

  Investments in Trusts,
   at net asset value       $ 19,413,669    $ 8,692,564    $ 14,335,763    $ 11,161,526

Liabilities:                           -              -               -               -
                            -----------------------------------------------------------

Net assets:                 $ 19,413,669    $ 8,692,564    $ 14,335,763    $ 11,161,526
                            ===========================================================

  Accumulation units        $ 19,407,691    $ 8,692,254    $ 14,328,688    $ 11,161,526

  Contracts in payout
   (annuitization) period          5,978            310           7,075               -
                            -----------------------------------------------------------

       Total net assets     $ 19,413,669    $ 8,692,564    $ 14,335,763    $ 11,161,526
                            ===========================================================

Accumulation
 units outstanding             1,752,957        738,771       1,269,464         505,516
                            ===========================================================


                                                                             Small
                             MFS Total        Mid-Cap         Real           & Mid                         Telecom
                               Return         Growth         Estate         Cap Value     Technology       Utility
                             Portfolio       Portfolio      Portfolio       Portfolio      Portfolio      Portfolio
                             (Class 2)       (Class 2)      (Class 2)       (Class 2)      (Class 2)      (Class 2)
                            -----------------------------------------------------------------------------------------

Assets:

  Investments in Trusts,
   at net asset value       $ 48,060,159    $ 16,199,999    $ 9,699,869    $ 20,087,288    $ 2,966,373    $ 2,470,872

Liabilities:                           -               -              -               -              -              -
                            -----------------------------------------------------------------------------------------

Net assets:                 $ 48,060,159    $ 16,199,999    $ 9,699,869    $ 20,087,288    $ 2,966,373    $ 2,470,872
                            =========================================================================================

  Accumulation units        $ 48,021,342    $ 16,193,389    $ 9,699,869    $ 20,022,265    $ 2,966,373    $ 2,470,705

  Contracts in payout
   (annuitization) period         38,817           6,610              -          65,023              -            167
                            -----------------------------------------------------------------------------------------

       Total net assets     $ 48,060,159    $ 16,199,999    $ 9,699,869    $ 20,087,288    $ 2,966,373    $ 2,470,872
                            =========================================================================================

Accumulation
 units outstanding             1,742,450       1,470,105        418,375       1,089,065      1,332,185        148,760
                            =========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                 Total Return    Aggressive     Alliance       American Funds     American Funds
                                     Bond          Growth        Growth       Asset Allocation    Global Growth
                                  Portfolio      Portfolio      Portfolio      SAST Portfolio     SAST Portfolio
                                  (Class 2)      (Class 3)      (Class 3)        (Class 3)          (Class 3)
                                --------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
      net asset value           $  19,724,689   $17,292,016   $106,577,860   $     101,357,620   $   350,782,674
Liabilities:                                -             -              -                   -                 -
                                --------------------------------------------------------------------------------
Net assets:                     $  19,724,689   $17,292,016   $106,577,860   $     101,357,620   $   350,782,674
                                ================================================================================
    Accumulation units          $  19,724,689   $17,292,016   $106,534,448   $     101,357,620   $   350,776,859
    Contracts in payout
     (annuitization) period                 -             -         43,412                   -             5,815
                                --------------------------------------------------------------------------------
     Total net assets           $  19,724,689   $17,292,016   $106,577,860   $     101,357,620   $   350,782,674
                                ================================================================================
Accumulation units outstanding        723,666     1,580,323      3,797,916          10,022,864        34,862,372
                                ================================================================================


                                 American Funds    American Funds
                                     Growth        Growth-Income      Balanced     Blue Chip Growth   Capital Growth
                                 SAST Portfolio    SAST Portfolio    Portfolio        Portfolio         Portfolio
                                   (Class 3)         (Class 3)       (Class 3)        (Class 3)         (Class 3)
                                -------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
      net asset value           $   234,636,328   $   189,664,824   $35,694,977   $      60,434,273   $    43,383,733
Liabilities:                                  -                 -             -                   -                 -
                                -------------------------------------------------------------------------------------
Net assets:                     $   234,636,328   $   189,664,824   $35,694,977   $      60,434,273   $    43,383,733
                                =====================================================================================
    Accumulation units          $   234,636,328   $   189,653,343   $35,694,715   $      60,434,069   $    43,377,460
    Contracts in payout
      (annuitization) period                  -            11,481           262                 204             6,273
                                -------------------------------------------------------------------------------------
     Total net assets           $   234,636,328   $   189,664,824   $35,694,977   $      60,434,273   $    43,383,733
                                =====================================================================================
Accumulation units outstanding       24,363,939        21,043,610     2,640,927           8,452,553         5,999,371
                                =====================================================================================

   The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                                Cash Management    Corporate Bond     Davis Venture      "Dogs" of Wall     Emerging Markets
                                   Portfolio         Portfolio       Value Portfolio    Street Portfolio       Portfolio
                                   (Class 3)         (Class 3)          (Class 3)          (Class 3)           (Class 3)
                               ---------------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
      net asset value          $    190,669,336   $   578,591,304   $    477,761,383   $      33,635,609   $     141,712,285

Liabilities:                                  -                 -                  -                   -                   -
                               ---------------------------------------------------------------------------------------------
Net assets:                    $    190,669,336   $   578,591,304   $    477,761,383   $      33,635,609   $     141,712,285
                               =============================================================================================
    Accumulation units         $    190,345,381   $   578,291,291   $    477,700,793   $      33,622,169   $     141,666,975

    Contracts in payout
      (annuitization) period            323,955           300,013             60,590              13,440              45,310
                               ---------------------------------------------------------------------------------------------
     Total net assets
                               $    190,669,336   $   578,591,304   $    477,761,383   $      33,635,609   $     141,712,285
                               =============================================================================================
Accumulation units
 outstanding                         15,707,935        28,047,297         21,401,106           2,656,601           9,834,135
                               =============================================================================================

                                    Equity                                               Global
                                 Opportunities    Foreign Value      Fundamental          Bond        Global Equities
                                   Portfolio        Portfolio      Growth Portfolio     Portfolio        Portfolio
                                   (Class 3)        (Class 3)         (Class 3)         (Class 3)        (Class 3)
                               --------------------------------------------------------------------------------------

Assets:
    Investments in Trusts, at
      net asset value          $   26,076,886   $  446,498,835   $      70,790,422   $189,229,931   $     26,612,803

Liabilities:                                -                -                   -              -                  -
                               -------------------------------------------------------------------------------------
Net assets:                    $   26,076,886   $  446,498,835   $      70,790,422   $189,229,931   $     26,612,803
                               =====================================================================================
    Accumulation units         $   26,062,652   $  446,436,819   $      70,784,694   $189,226,190   $     26,603,234

    Contracts in payout
      (annuitization) period           14,234           62,016               5,728          3,741              9,569
                               -------------------------------------------------------------------------------------

Total net assets               $   26,076,886   $  446,498,835   $      70,790,422   $189,229,931   $     26,612,803
                               =====================================================================================
Accumulation units
 outstanding                        1,554,661       38,431,577           4,652,711     10,182,828          1,969,956
                               =====================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                     International
                                   Growth                                             Diversified       International
                                Opportunities    Growth-Income    High-Yield Bond      Equities       Growth and Income
                                  Portfolio        Portfolio         Portfolio         Portfolio          Portfolio
                                  (Class 3)        (Class 3)         (Class 3)         (Class 3)          (Class 3)
                               -----------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
      net asset value          $  149,800,724   $   49,130,066   $    111,817,886   $  160,960,717   $      177,099,706

Liabilities:                                -                -                  -                -                    -
                               -----------------------------------------------------------------------------------------

Net assets:                    $  149,800,724   $   49,130,066   $    111,817,886   $  160,960,717   $      177,099,706
                               =========================================================================================

    Accumulation units         $  149,799,354   $   49,127,580   $    111,816,222   $  160,934,372   $      177,074,318

    Contracts in payout
     (annuitization) period             1,370            2,486              1,664           26,345               25,388
                               -----------------------------------------------------------------------------------------

      Total net assets         $  149,800,724   $   49,130,066   $    111,817,886   $  160,960,717   $      177,099,706
                               =========================================================================================
                                   21,144,879        3,843,015          6,310,092       15,075,938           16,122,467
                               =========================================================================================

                                                    MFS Massachusetts
                                Marsico Focused      Investors Trust     MFS Total Return    Mid-Cap Growth    Real Estate
                                Growth Portfolio        Portfolio           Portfolio          Portfolio        Portfolio
                                   (Class 3)            (Class 3)           (Class 3)          (Class 3)        (Class 3)
                               ------------------  -------------------  ------------------  ----------------  -------------
Assets:
    Investments in Trusts, at
      net asset value          $      72,839,011   $      205,594,177   $     190,169,901   $    91,978,433   $212,996,370

Liabilities:                                -                -                  -                -                    -
                               -----------------------------------------------------------------------------------------

Net assets:                    $      72,839,011   $      205,594,177   $     190,169,901   $    91,978,433   $212,996,370
                               =========================================================================================

    Accumulation units         $      72,834,587   $      205,577,992   $     190,108,522   $    91,971,457   $212,953,826

    Contracts in payout
     (annuitization) period                4,424               16,185              61,379             6,976         42,544
                               -----------------------------------------------------------------------------------------

      Total net assets         $      72,839,011   $      205,594,177   $     190,169,901   $    91,978,433   $212,996,370
                               =========================================================================================
                                       6,731,029           13,925,334           8,183,114         8,396,213     13,993,965
                               =========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                Small & Mid Cap     Small Company     Technology    Telecom Utility     Total Return
                                Value Portfolio    Value Portfolio    Portfolio        Portfolio       Bond Portfolio
                                   (Class 3)          (Class 3)       (Class 3)        (Class 3)         (Class 3)
                               --------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $    430,137,080   $    170,417,984   $20,765,489   $     17,881,104   $   590,254,280

Liabilities:                                  -                  -             -                  -                 -
                               --------------------------------------------------------------------------------------
Net assets:                    $    430,137,080   $    170,417,984   $20,765,489   $     17,881,104   $   590,254,280
                               ======================================================================================
    Accumulation units         $    430,094,608   $    170,408,227   $20,758,679   $     17,881,104   $   590,254,280

    Contracts in payout
 (annuitization) period                  42,472              9,757         6,810                  -                 -
                               --------------------------------------------------------------------------------------
     Total net assets          $    430,137,080   $    170,417,984   $20,765,489   $     17,881,104   $   590,254,280
                               ======================================================================================

Accumulation units
 outstanding                         27,994,808         17,898,761     8,182,996          1,205,961        32,199,190
                               ======================================================================================

                                 Invesco Van                       Invesco Van
                                 Kampen V.I.       Invesco Van     Kampen V.I.     Diversified
                                Capital Growth     Kampen V.I.     Growth and     International    Equity Income
                                     Fund         Comstock Fund    Income Fund       Account          Account
                                 (Series II)       (Series II)     (Series II)      (Class 1)        (Class 1)
                               ---------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $     20,837,864  $   306,802,405  $ 485,240,590  $    1,988,938   $   22,105,657

Liabilities:                                  -                -              -               -                -
                               ---------------------------------------------------------------------------------
Net assets:                    $     20,837,864  $   306,802,405  $ 485,240,590  $    1,988,938   $   22,105,657
                               =================================================================================
    Accumulation units         $     20,833,407  $   306,736,365  $ 485,086,054  $    1,988,938   $   22,097,797

    Contracts in payout
 (annuitization) period                   4,457           66,040        154,536               -            7,860
                               ---------------------------------------------------------------------------------
     Total net assets          $     20,837,864  $   306,802,405  $ 485,240,590  $    1,988,938   $   22,105,657
                               =================================================================================
Accumulation units
 outstanding                          2,071,174       27,849,831     39,373,354         342,059        2,214,082
                               =================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                Government &                 Large Cap     LargeCap     MidCap
                                High Quality     Income        Blend        Growth       Blend
                                Bond Account     Account     Account II    Account      Account
                                 (Class 1)      (Class 1)    (Class 1)    (Class 1)    (Class 1)
                               -----------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $   4,588,705   $8,906,531   $ 2,424,975   $ 568,467   $2,954,840

Liabilities:                               -            -             -           -            -
                               -----------------------------------------------------------------
Net assets:                    $   4,588,705   $8,906,531   $ 2,424,975   $ 568,467   $2,954,840
                               =================================================================
    Accumulation units         $   4,584,345   $8,903,991   $ 2,423,063   $ 568,467   $2,953,714

    Contracts in payout
 (annuitization) period                4,360        2,540         1,912           -        1,126
                               -----------------------------------------------------------------
     Total net assets          $   4,588,705   $8,906,531   $ 2,424,975   $ 568,467   $2,954,840
                               =================================================================
Accumulation units
 outstanding                         554,000      944,655       376,012      83,870      263,324
                               =================================================================

                                              Principal                                       SAM
                                  Money        Capital       Real Estate       SAM        Conservative
                                 Market      Appreciation    Securities      Balanced       Balanced
                                 Account       Account         Account      Portfolio      Portfolio
                                (Class 1)     (Class 1)       (Class 1)     (Class 1)      (Class 1)
                               -----------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $2,522,662   $  12,362,447   $    866,498   $60,313,522   $   8,404,475

Liabilities:                            -               -              -             -               -
                               -----------------------------------------------------------------------
Net assets:                    $2,522,662   $  12,362,447   $    866,498   $60,313,522   $   8,404,475
                               =======================================================================
    Accumulation units         $2,521,687   $  12,359,898   $    866,498   $60,247,117   $   8,395,932

    Contracts in payout
 (annuitization) period               975           2,549              -        66,405           8,543
                               -----------------------------------------------------------------------
     Total net assets          $2,522,662   $  12,362,447   $    866,498   $60,313,522   $   8,404,475
                               =======================================================================
Accumulation units
 outstanding                      423,329         972,571         44,982     5,636,060       1,034,653
                               =======================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                SAM Conservative      SAM Flexible       SAM Strategic        Short-Term      SmallCap Growth
                                Growth Portfolio    Income Portfolio    Growth Portfolio    Income Account      Account II
                                   (Class 1)           (Class 1)           (Class 1)          (Class 1)          (Class 1)
                               -----------------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $      23,919,200   $      11,079,025   $       8,690,182   $     2,747,274   $        586,911

Liabilities:                                   -                   -                   -                 -                  -
                               ----------------------------------------------------------------------------------------------
Net assets:                    $      23,919,200   $      11,079,025   $       8,690,182   $     2,747,274   $        586,911
                               ==============================================================================================
    Accumulation units         $      23,894,025   $      11,040,645   $       8,690,182   $     2,743,338   $        586,104

    Contracts in payout
 (annuitization) period                   25,175              38,380                   -             3,936                807
                               -----------------------------------------------------------------------------------------------
     Total net assets           $      23,919,200   $      11,079,025   $       8,690,182   $     2,747,274   $        586,911
                                ==============================================================================================
Accumulation units
 outstanding                            2,274,776           1,153,093             790,817           370,913             93,742
                                ==============================================================================================

                                                  Diversified                      Government &
                                SmallCap Value    International    Equity Income    High Quality
                                  Account I          Account          Account       Bond Account    Income Account
                                  (Class 1)         (Class 2)        (Class 2)       (Class 2)        (Class 2)
                               -----------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $       185,291   $      945,852   $   12,494,341   $   1,196,996   $     3,914,109

Liabilities:                                 -                -                -               -                 -
                               -----------------------------------------------------------------------------------
Net assets:                    $       185,291   $      945,852   $   12,494,341   $   1,196,996   $     3,914,109
                               ===================================================================================
    Accumulation units         $       185,291   $      945,852   $   12,494,341   $   1,196,996   $     3,701,026

    Contracts in payout
 (annuitization) period                      -                -                -               -           213,083
                               -----------------------------------------------------------------------------------
     Total net assets          $       185,291   $      945,852   $   12,494,341   $   1,196,996   $     3,914,109
                               ===================================================================================
Accumulation units
 outstanding                            20,677          169,230        1,315,624         150,782           428,684
                               ===================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                    Principal
                                 LargeCap     LargeCap     MidCap       Money        Capital
                                  Blend        Growth      Blend       Market      Appreciation
                                Account II    Account     Account      Account       Account
                                (Class 2)    (Class 2)   (Class 2)    (Class 2)     (Class 2)
                               ------------  ----------  ----------  -----------  --------------
Assets:
    Investments in Trusts, at
    net asset value            $   498,119   $ 360,719   $ 712,401   $1,616,806   $   2,272,474

Liabilities:                             -           -           -            -               -
                               ----------------------------------------------------------------
Net assets:                    $   498,119   $ 360,719   $ 712,401   $1,616,806   $   2,272,474

                               ================================================================
    Accumulation units         $   498,119   $ 360,719   $ 712,401   $1,562,539   $   2,272,474

    Contracts in payout
   (annuitization) period                -           -           -       54,267               -
                               ----------------------------------------------------------------
     Total net assets          $   498,119   $ 360,719   $ 712,401   $1,616,806   $   2,272,474
                               ================================================================
 Accumulated units
 outstanding                        80,396      55,249      66,063      280,795         187,210
                               ================================================================

                                                                 SAM             SAM            SAM
                                Real Estate       SAM        Conservative    Conservative    Flexible
                                Securities      Balanced       Balanced         Growth        Income
                                  Account      Portfolio      Portfolio       Portfolio      Portfolio
                                 (Class 2)     (Class 2)      (Class 2)       (Class 2)      (Class 2)
                               -----------------------------------------------------------------------
Assets:
    Investments in Trusts, at
    net asset value            $    262,236   $43,608,829   $   6,506,641   $  23,931,168   $9,590,282

Liabilities:                              -             -               -               -            -
                               -----------------------------------------------------------------------
Net assets:                    $    262,236   $43,608,829   $   6,506,641   $  23,931,168   $9,590,282
                               =======================================================================
    Accumulation units         $    262,236   $43,516,157   $   6,506,641   $  23,931,168   $9,423,177

    Contracts in payout
    (annuitization) period                 -        92,672               -               -      167,105
                                -----------------------------------------------------------------------
     Total net assets          $     262,236   $43,608,829   $   6,506,641   $  23,931,168   $9,590,282
                               ========================================================================
Accumulated units
 outstanding                          13,900     4,211,032         809,698       2,355,367    1,029,599
                               ========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                                            Columbia
                                                                                                            Variable
                                                                                                           Portfolio -
                                                                                                              Asset
                                 SAM Strategic        Short-Term      SmallCap Growth    SmallCap Value    Allocation
                                Growth Portfolio    Income Account      Account II         Account I          Fund
                                   (Class 2)          (Class 2)          (Class 2)         (Class 2)        (Class 1)
                               ---------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
    net asset value            $      11,107,748   $     1,468,387   $        228,026   $        90,807   $    981,636

Liabilities:                                   -                 -                  -                 -              -
                               ---------------------------------------------------------------------------------------
Net assets:                    $      11,107,748   $     1,468,387   $        228,026   $        90,807   $    981,636
                               ========================================================================================
    Accumulation units         $      11,107,748   $     1,468,387   $        228,026   $        90,807   $    981,636

    Contracts in payout
   (annuitization) period                      -                 -                  -                 -              -
                               ---------------------------------------------------------------------------------------
     Total net assets          $      11,107,748   $     1,468,387   $        228,026   $        90,807   $    981,636
                               ========================================================================================
Accumulation units
 outstanding                           1,049,258           202,891             37,685            10,334         85,693
                               ========================================================================================
                                                               Columbia
                                 Columbia       Columbia       Variable                               Columbia
                                 Variable       Variable      Portfolio -                             Variable
                                Portfolio -    Portfolio -      Marsico           Columbia          Portfolio -
                                   Small          High          Focused           Variable            Marsico
                                  Company        Income        Equities      Portfolio - Marsico    21st Century
                                Growth Fund       Fund           Fund            Growth Fund            Fund
                                 (Class 1)      (Class 1)      (Class 1)          (Class 1)          (Class 1)
                               ---------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
    net asset value            $  1,344,410   $ 22,135,020   $ 31,888,262   $          2,590,925   $   1,280,717

Liabilities:                              -              -              -                      -               -
                               ---------------------------------------------------------------------------------
Net assets:                    $  1,344,410   $ 22,135,020   $ 31,888,262   $          2,590,925   $   1,280,717
                               =================================================================================
    Accumulation units         $  1,344,410   $ 22,130,012   $ 31,880,609   $          2,590,925   $   1,280,717

    Contracts in payout                   -          5,008          7,653                      -               -
   (annuitization) period      ---------------------------------------------------------------------------------

     Total net assets          $  1,344,410   $ 22,135,020   $ 31,888,262   $          2,590,925   $   1,280,717
                               =================================================================================
Accumulated units
 outstanding                        117,875      1,149,751      2,932,795                248,363          96,971
                               =================================================================================



   The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                            Columbia           Columbia
                                     Columbia               Variable           Variable
                                     Variable          Portfolio - Marsico    Portfolio -
                                Portfolio - Mid Cap       International       Diversified
                                      Growth              Opportunities         Equity       Asset Allocation    Global Growth
                                       Fund                   Fund            Income Fund          Fund              Fund
                                     (Class 1)              (Class 2)          (Class 1)        (Class 2)          (Class 2)
                               -----------------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
    net asset value            $            736,612   $          2,907,894   $  2,842,827   $      72,609,243   $  248,764,306

Liabilities:                                      -                      -              -                   -                -
                               -----------------------------------------------------------------------------------------------
Net assets:                    $            736,612   $          2,907,894   $  2,842,827   $      72,609,243   $  248,764,306
                               ===============================================================================================
    Accumulation units         $            736,612   $          2,907,894   $  2,842,827   $      72,459,463   $  248,564,743

    Contracts in payout
   (annuitization) period                         -                      -              -             149,780          199,563
                               -----------------------------------------------------------------------------------------------
     Total net assets          $            736,612   $          2,907,894   $  2,842,827   $      72,609,243   $  248,764,306
                               ===============================================================================================
Accumulation units
 outstanding                                 69,236                198,806        272,913           4,592,849       12,096,803
                               ===============================================================================================

                                               Growth-Income    Asset Allocation    Cash Management
                                Growth Fund        Fund               Fund               Fund          Growth Fund
                                 (Class 2)       (Class 2)         (Class 3)           (Class 3)        (Class 3)
                               -----------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
    net asset value            $344,935,437   $  344,899,767   $      37,221,998   $     11,890,437   $188,708,917

Liabilities:                              -                -                   -                  -              -
                               -----------------------------------------------------------------------------------
Net assets:                    $344,935,437   $  344,899,767   $      37,221,998   $     11,890,437   $188,708,917
                               ===================================================================================
    Accumulation units         $344,667,780   $  344,587,395   $      36,376,627   $     11,375,947   $183,946,377

    Contracts in payout
   (annuitization) period           267,657          312,372             845,371            514,490      4,762,540
                               -----------------------------------------------------------------------------------
     Total net assets          $344,935,437   $  344,899,767   $      37,221,998   $     11,890,437   $188,708,917
                               ===================================================================================
Accumulation units
 outstanding                     18,577,732       21,845,814             785,780            551,224      1,105,433
                               ===================================================================================

    The accompanying notes re an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILTIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                 U.S. Government/
                                Growth-Income    High-Income    International       AAA-Rated           Growth and
                                    Fund          Bond Fund         Fund         Securities Fund     Income Portfolio
                                  (Class 3)       (Class 3)       (Class 3)         (Class 3)           (Class VC)
                               ---------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $  172,210,686   $ 20,491,234   $   43,473,502   $      23,809,754   $      240,195,562

Liabilities:                                -              -                -                   -                    -
                               ---------------------------------------------------------------------------------------
Net assets:                    $  172,210,686   $ 20,491,234   $   43,473,502   $      23,809,754   $      240,195,562

                               =======================================================================================
    Accumulation units         $  166,116,586   $ 19,877,423   $   42,682,086   $      23,227,874   $      240,119,654

    Contracts in payout
 (annuitization) period             6,094,100        613,811          791,416             581,880               75,908
                               ---------------------------------------------------------------------------------------
     Total net assets          $  172,210,686   $ 20,491,234   $   43,473,502   $      23,809,754   $      240,195,562
                               =======================================================================================
 Accumulation units
  outstanding                       1,470,881        253,203        1,006,795             591,640           23,295,497
                               =======================================================================================

                                                                     Sterling Capital    Sterling Capital
                                    Mid Cap       Sterling Capital        Special           Strategic        Sterling Capital
                                Value Portfolio     Select Equity      Opportunities    Allocation Equity   Total Return Bond
                                  (Class VC)             VIF                VIF                VIF                 VIF
                               -----------------------------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $      26,314,421  $       1,391,970  $      13,013,539  $        1,554,013  $        7,732,666

Liabilities:                                   -                  -                  -                   -                   -
                               -----------------------------------------------------------------------------------------------
Net assets:                    $      26,314,421  $       1,391,970  $      13,013,539  $        1,554,013  $        7,732,666
                               ===============================================================================================
    Accumulation units         $      26,260,548  $       1,391,970  $      13,013,539  $        1,554,013  $        7,732,666

    Contracts in payout
 (annuitization) period                   53,873                  -                  -                   -                   -
                               -----------------------------------------------------------------------------------------------
     Total net assets          $      26,314,421  $       1,391,970  $      13,013,539  $        1,554,013  $        7,732,666
                               ===============================================================================================
Accumulation units
  outstanding                          2,028,107            161,090            916,394             167,616             600,917
                               ===============================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILTIES
                               DECEMBER 31, 2011
                                  (continued)

                                  MTB Managed                          Franklin Templeton    Allocation
                               Allocation Fund -    Franklin Income    VIP Founding Funds     Balanced
                                    Moderate        Securities Fund     Allocation Fund      Portfolio
                                   Growth II           (Class 2)           (Class 2)         (Class 3)
                               ------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $              305  $     95,709,571   $        41,094,450   $86,485,664

Liabilities:                                    -                 -                     -             -
                               ------------------------------------------------------------------------
Net assets:                    $              305  $     95,709,571   $        41,094,450   $86,485,664
                               ========================================================================
    Accumulation units         $              305  $     95,709,571   $        41,094,450   $86,485,664

    Contracts in payout
 (annuitization) period                         -                 -                     -             -
                               ------------------------------------------------------------------------
     Total net assets          $              305  $     95,709,571   $        41,094,450   $86,485,664
                               ========================================================================
Accumulation units
 outstanding                                   34         9,098,783             4,603,619     7,633,479
                               ========================================================================
                                                         Allocation
                                 Allocation Growth        Moderate            Allocation        Real Return
                                     Portfolio        Growth Portfolio    Moderate Portfolio     Portfolio
                                     (Class 3)           (Class 3)            (Class 3)          (Class 3)
                               ---------------------------------------------------------------------------
Assets:
    Investments in Trusts, at
 net asset value               $       12,402,687   $     136,999,346   $       120,030,610   $197,603,434

Liabilities:                                    -                   -                     -              -
                               ---------------------------------------------------------------------------
Net assets:                    $       12,402,687   $     136,999,346   $       120,030,610   $197,603,434

                               ===========================================================================
    Accumulation units         $       12,402,687   $     136,999,346   $       120,030,610   $197,603,434
    Contracts in payout
 (annuitization) period                         -                   -                     -              -
                               ---------------------------------------------------------------------------
     Total net assets          $       12,402,687   $     136,999,346   $       120,030,610   $197,603,434
                               ===========================================================================
Accumulation units
 outstanding                            1,220,227          12,970,069            10,906,627     16,606,426
                               ===========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                 Contracts With Total     Contracts With Total       Contracts With Total     Contracts With Total
                                 Expenses of 1.15%         Expenses of 1.30%          Expenses of 1.40%       Expenses of 1.52% (1)
                                 --------------------     --------------------       --------------------     ----------------------
                                            Unit                      Unit                       Unit                       Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation   value of
                              units     accumulation   units       accumulation   units      accumulation     units     accumulation
Variable Accounts          outstanding     units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------- ------------ ------------ ------------ ------------  ------------ ------------
ANCHOR SERIES TRUST:
  Asset Allocation
  Portfolio (Class 1)                 - $          -             - $          -            - $          -             - $          -
  Capital Appreciation
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Government and Quality
  Bond Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  Growth Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  Natural Resources
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Asset Allocation
  Portfolio (Class 2)                 -            -             -            -            -            -       266,368        27.09
  Capital Appreciation
  Portfolio (Class 2)                 -            -             -            -       87,605        47.80       745,482        47.35
  Government and Quality
  Bond Portfolio
  (Class 2)                           -            -             -            -            -            -     2,387,360        20.71
  Growth Portfolio
  (Class 2)                           -            -             -            -            -            -       696,153        30.48
  Natural Resources
  Portfolio (Class 2)                 -            -             -            -            -            -       217,978        45.75
  Asset Allocation
  Portfolio (Class 3)           167,725        11.64       120,753        11.47       13,200        11.52       141,478        26.80
  Capital Appreciation
  Portfolio (Class 3)           588,551        12.10     2,107,734        11.93      187,784        11.93     3,922,990        46.95
  Government and
  Quality Bond
  Portfolio (Class 3)           853,508        12.31     2,843,327        12.14      342,720        12.15    13,761,480        20.52
  Growth Portfolio
  (Class 3)                     147,993         9.87       128,428         9.74       41,554         9.75     2,130,469        30.22
  Natural Resources
  Portfolio (Class 3)           160,007        10.08       494,167         9.96       99,496         9.96     1,424,137        45.27

SUNAMERICA SERIES TRUST:
  Aggressive Growth
  Portfolio (Class 1)                 - $          -             - $          -            - $          -             - $          -
  Alliance Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Balanced Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  Blue Chip Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Capital Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Cash Management
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Corporate Bond
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Davis Venture Value
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  "Dogs" of Wall Street
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Emerging Markets
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Equity Opportunities
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Fundamental Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Global Bond
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Global Equities
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Growth Opportunities
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Growth-Income Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  High-Yield Bond
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  International
  Diversified
  Equities Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  International Growth
  and Income
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Marsico Focused Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  MFS Massachusetts
  Investors Trust
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  MFS Total Return
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Mid-Cap Growth
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Real Estate
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Technology Portfolio
  (Class 1)                           -            -             -            -            -            -             -            -
  Telecom Utility
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Total Return Bond
  Portfolio (Class 1)                 -            -             -            -            -            -             -            -
  Aggressive Growth
  Portfolio (Class 2)                 -            -             -            -            -            -       196,596        12.62
  Alliance Growth
  Portfolio (Class 2)                 -            -             -            -       23,852        31.66       584,437        31.08
  Balanced Portfolio
  (Class 2)                           -            -             -            -            -            -       339,967        16.58
  Blue Chip Growth
  Portfolio (Class 2)                 -            -             -            -            -            -       416,379         5.88
  Capital Growth
  Portfolio (Class 2)                 -            -             -            -            -            -       216,285         7.19
  Cash Management
  Portfolio (Class 2)                 -            -             -            -            -            -     1,305,218        12.87
  Corporate Bond
  Portfolio (Class 2)                 -            -             -            -            -            -     1,003,223        24.66
  Davis Venture Value
  Portfolio (Class 2)                 -            -             -            -       61,765        33.86     1,532,697        33.35
  "Dogs" of Wall Street
  Portfolio (Class 2)                 -            -             -            -            -            -       393,492        13.59
  Emerging Markets
  Portfolio (Class 2)                 -            -             -            -            -            -       374,725        16.67
  Equity Opportunities
  Portfolio (Class 2)                 -            -             -            -            -            -       227,015        18.12
  Foreign Value
  Portfolio (Class 2)                 -            -             -            -            -            -     1,574,650        14.76
  Fundamental Growth
  Portfolio (Class 2)                 -            -             -            -            -            -       109,810        16.57
  Global Bond
  Portfolio (Class 2)                 -            -             -            -            -            -       414,421        23.36
  Global Equities
  Portfolio (Class 2)                 -            -             -            -       70,219        18.70       175,616        18.43
  Growth Opportunities
  Portfolio (Class 2)                 -            -             -            -            -            -       582,271         5.80
  Growth-Income
  Portfolio (Class 2)                 -            -             -            -            -            -       240,590        28.35
  High-Yield Bond
  Portfolio (Class 2)                 -            -             -            -            -            -       547,520        22.45
  International
  Diversified
  Equities
  Portfolio (Class 2)                 -            -             -            -            -            -     1,494,269        11.11
  International
  Growth and
  Income
  Portfolio (Class 2)                 -            -             -            -            -            -       585,383        11.82
  Marsico Focused
  Growth Portfolio
  (Class 2)                           -            -             -            -            -            -     1,103,781        11.33
  MFS Massachusetts
  Investors Trust
  Portfolio (Class 2)                 -            -             -            -            -            -       423,845        22.16
  MFS Total Return
  Portfolio (Class 2)                 -            -             -            -            -            -     1,420,271        27.70
  Mid-Cap Growth
  Portfolio (Class 2)                 -            -             -            -       72,405        11.22     1,109,640        11.06
  Real Estate
  Portfolio (Class 2)                 -            -             -            -            -            -       315,952        23.32
  Small & Mid Cap
  Value Portfolio
  (Class 2)                           -            -             -            -            -            -       905,379        18.51
  Technology
  Portfolio (Class 2)                 -            -             -            -       64,601         2.26       960,809         2.24
  Telecom Utility
  Portfolio (Class 2)                 -            -             -            -            -            -       104,312        16.73
  Total Return Bond
  Portfolio (Class 2)                 -            -             -            -            -            -       637,684        27.34
  Aggressive Growth
  Portfolio (Class 3)            34,677         8.30       211,903         8.13       30,735         8.13       687,999        12.49
  Alliance Growth
  Portfolio (Class 3)            89,004        10.31       110,822        10.19       54,047        10.17     1,835,890        30.81
  American Funds Asset
  Allocation SAST
  Portfolio (Class 3)           588,896        10.32     1,396,870        10.19      289,538        10.19     3,288,069        10.15
  American Funds
  Global Growth SAST
  Portfolio (Class 3)         1,214,624        10.33     5,656,679        10.19      514,685        10.20    13,030,834        10.06
  American Funds
  Growth SAST
  Portfolio (Class 3)           719,006         9.82     2,542,152         9.69      299,666         9.69    10,752,812         9.68
  American Funds
  Growth- Income
  SAST Portfolio
  (Class 3)                     653,691         9.34     1,586,603         9.21      304,784         9.22    10,251,728         9.00
  Balanced Portfolio
  (Class 3)                     142,601        10.99       368,699        10.86       84,658        10.84       846,164        16.42
  Blue Chip Growth
  Portfolio (Class 3)           175,233        10.11     1,097,615         9.92       63,272         9.96     3,630,286         5.82
  Capital Growth
  Portfolio (Class 3)            68,561         9.66         6,641         9.54       40,149         9.54     3,394,576         7.11
  Cash Management
  Portfolio (Class 3)           529,442         9.93       935,815         9.79       57,491         9.79     7,145,652        12.76
  Corporate Bond
  Portfolio (Class 3)           844,748        14.40     3,308,381        14.21      326,146        14.21    10,180,361        24.34
  Davis Venture Value
  Portfolio (Class 3)           875,349         9.52     3,262,288         9.39      341,023         9.40     7,043,290        33.06
  "Dogs" of Wall Street
  Portfolio (Class 3)            85,293        11.71       326,655        11.62       44,659        11.57       962,581        13.45
  Emerging Markets
  Portfolio (Class 3)           264,950        10.51       930,884        10.36      117,560        10.37     3,901,344        16.49
  Equity Opportunities
  Portfolio (Class 3)            19,688         9.76        61,323         9.62       12,555         9.63       566,058        17.95
  Foreign Value
  Portfolio (Class 3)         1,298,435         8.44     6,692,945         8.32      466,990         8.31    12,173,325        14.64
  Fundamental Growth
  Portfolio (Class 3)            82,237         9.89        65,703         9.77       75,372         9.75     2,460,096        16.42
  Global Bond
  Portfolio (Class 3)           402,280        13.41     1,421,192        13.22      178,013        13.23     3,381,798        23.16
  Global Equities
  Portfolio (Class 3)           120,678         8.75       298,316         8.59       16,641         8.65       508,084        18.22
  Growth Opportunities
  Portfolio (Class 3)           395,615        11.37     1,988,550        11.21      136,137        11.22     9,979,784         5.74
  Growth-Income
  Portfolio (Class 3)           328,943         9.84       935,333         9.63       56,632         9.71       422,525        28.10
  High-Yield Bond
  Portfolio (Class 3)           154,393        11.44       838,118        11.26      100,497        11.29     2,312,196        22.26
  International
  Diversified
  Equities Portfolio
  (Class 3)                     154,588         8.57       307,919         8.45      102,057         8.46     8,198,388        11.02
  International
  Growth and
  Income
  Portfolio (Class 3)           261,309         7.11       143,474         7.02      193,333         7.01     8,699,284        11.67
  Marsico Focused
  Growth Portfolio
  (Class 3)                     259,152        10.60       990,175        10.46      125,570        10.45     2,651,947        11.23
  MFS Massachusetts
  Investors Trust
  Portfolio (Class 3)           588,227        10.40     3,146,945        10.28      206,166        10.25     3,657,384        21.97
  MFS Total Return
  Portfolio (Class 3)           173,386        10.76       579,499        10.61       45,590        10.62     3,323,403        27.45

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                Contracts With Total     Contracts With Total       Contracts With Total     Contracts  With Total
                                 Expenses of 1.15%         Expenses of 1.30%          Expenses of 1.40%       Expenses  of 1.52% (1)
                                 --------------------     --------------------       --------------------     ----------------------
                                            Unit                      Unit                       Unit                      Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation  value of
                              units     accumulation   units       accumulation   units      accumulation    units      accumulation
Variable Accounts          outstanding    units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------  ------------ ------------ ------------ ------------  ------------ ------------
SUNAMERICA SERIES
 TRUST (continued):
 Mid-Cap Growth
 Portfolio (Class 3)            171,937 $      11.39       794,854 $      11.23       67,263  $     11.25     3,949,475  $     10.96
 Real Estate
 Portfolio (Class 3)            560,687         8.42     2,567,462         8.30      240,649         8.31     4,078,621        23.10
 Small & Mid Cap Value
 Portfolio (Class 3)            804,057        11.23    3,884,706         11.07      346,471        11.08     9,939,232        18.35
 Small Company Value
 Portfolio (Class 3)            445,233        10.29    2,192,103         10.15      188,442         10.16    7,522,325         9.28
 Technology
 Portfolio (Class 3)             27,426        10.20       89,024         10.07        9,449         10.07    4,841,471         2.21
 Telecom Utility
 Portfolio (Class 3)             57,475        12.63      146,265         12.46       15,909         12.47      458,712        16.58
 Total Return Bond
 Portfolio (Class 3)          1,435,557        13.70    7,345,732         13.42      472,835         13.50    8,205,379        27.13

INVESCO VARIABLE
 INSURANCE FUNDS
 (Series II):
 Invesco Van Kampen
 V.I. Capital Growth Fund        12,635 $      11.11      132,872  $      10.96       13,627  $      10.99      829,445  $      9.95
 Invesco Van Kampen
 V.I. Comstock Fund             701,580         9.35    3,289,778          9.23      234,609          9.22    9,445,040        11.95
 Invesco Van Kampen
 V.I. Growth and
 Income Fund                    799,958         9.73    3,878,109          9.59      368,535          9.60   16,109,173        13.50

PRINCIPAL VARIABLE
 CONTRACTS FUNDS, INC.:
 Diversified International
 Account (Class 1)                    - $          -            -  $          -      312,127  $       5.83            -  $         -
 Equity Income
 Account (Class 1)                    -            -            -             -    1,767,864         10.04            -            -
 Government & High
 Quality Bond
 Account (Class 1)                    -            -            -             -      354,131          8.37            -            -
 Income Account (Class 1)             -            -            -             -      706,313          9.49            -            -
 LargeCap Blend
 Account II (Class 1)                 -            -            -             -      253,021          6.50            -            -
 LargeCap Growth
 Account (Class 1)                    -            -            -             -       57,360          6.82            -            -
 MidCap Blend
 Account (Class 1)                    -            -            -             -      175,600         11.33            -            -
 Money Market
 Account (Class 1)                    -            -            -             -      260,523          5.99            -            -
 Principal Capital
 Appreciation
 Account (Class 1)                    -            -            -             -      783,956         12.78            -            -
 Real Estate Securities
 Account (Class 1)                    -            -            -             -       40,174         19.32            -            -
 SAM Balanced
 Portfolio (Class 1)                  -            -            -             -    3,598,873         10.81      270,083        10.67
 SAM Conservative
 Balanced Portfolio
 (Class 1)                            -            -            -             -      751,149          8.18            -            -
 SAM Conservative
 Growth
 Portfolio (Class 1)                  -            -            -             -    1,079,112         10.66      206,456        10.48
 SAM Flexible
 Income
 Portfolio (Class 1)                  -            -            -             -      857,732          9.69            -            -
 SAM Strategic
 Growth Portfolio
 (Class 1)                            -            -            -             -      447,366         11.10       63,882        10.95
 Short-Term Income
 Account (Class 1)                    -            -            -             -      171,640          7.54            -            -
 SmallCap Growth
 Account II (Class 1)                 -            -            -             -       51,807          6.35            -            -
 SmallCap Value
 Account I (Class 1)                  -            -            -             -       17,071          9.00            -            -
 Diversified International
 Account (Class 2)                    -            -            -             -            -             -            -            -
 Equity Income
 Account (Class 2)                    -            -            -             -            -             -      300,102         9.27
 Government &
 High Quality Bond
 Account (Class 2)                    -            -            -             -            -             -            -            -
 Income
 Account (Class 2)                    -            -            -             -            -             -            -            -
 LargeCap Blend
 Account II (Class 2)                 -            -            -             -            -             -            -            -
 LargeCap Growth
 Account (Class 2)                    -            -            -             -            -             -            -            -
 MidCap Blend
 Account (Class 2)                    -            -            -             -            -             -            -            -
 Money Market
 Account (Class 2)                    -            -            -             -            -             -            -            -
 Principal Capital
 Appreciation Account
 (Class 2)                            -            -            -             -            -             -            -            -
 Real Estate Securities
 Account (Class 2)                    -            -            -             -            -             -            -            -
 SAM Balanced
 Portfolio (Class 2)                  -            -            -             -            -             -    1,316,492        10.43
 SAM Conservative
 Balanced
 Portfolio (Class 2)                  -            -            -             -            -             -        6,887        11.01
 SAM Conservative
 Growth
 Portfolio (Class 2)                  -            -            -             -            -             -      708,864        10.24
 SAM Flexible
 Income
 Portfolio (Class 2)                  -            -            -             -            -             -       16,228        11.50
 SAM Strategic Growth
 Portfolio (Class 2)                  -            -            -             -            -             -      267,322        10.71
 Short-Term Income
 Account (Class 2)                    -            -            -             -            -             -            -            -
 SmallCap Growth
 Account II (Class 2)                 -            -            -             -            -             -            -            -
 SmallCap Value
 Account I (Class 2)                  -            -            -             -            -             -            -            -

COLUMBIA FUNDS
 VARIABLE INSURANCE
 TRUST (Class 1):
 Columbia Variable
 Portfolio - Asset
 Allocation Fund                      - $          -            -  $          -            -  $          -       27,204  $     11.46
 Columbia Variable
 Portfolio - Small
 Company Growth Fund                  -            -            -             -            -             -       61,431        11.43

COLUMBIA FUNDS VARIABLE
 INSURANCE TRUST I:
 Columbia Variable
 Portfolio - High
 Income Fund (Class 1)                - $          -            -  $          -            -  $          -      335,280  $     19.47
 Columbia Variable
 Portfolio - Marsico
 Focused Equities
 Fund (Class 1)                       -            -            -             -            -             -      528,936        10.96
 Columbia Variable
 Portfolio - Marsico
 Growth Fund (Class 1)                -            -            -             -            -             -      175,765        10.47
 Columbia Variable
 Portfolio - Marsico
 21st Century
 Fund (Class 1)                       -            -            -             -            -             -       65,409        13.25
 Columbia Variable
 Portfolio - Mid Cap
 Growth Fund (Class 1)                -            -            -             -            -             -       32,082        10.82
 Columbia Variable
 Portfolio - Marsico
 International
 Opportunities Fund
 (Class 2)                            -            -            -             -            -             -      172,365        14.65

COLUMBIA FUNDS
 VARIABLE SERIES
 TRUST II (Class 1):
 Columbia Variable
 Portfolio - Diversified
 Equity Income Fund                   - $          -            -  $          -            -  $          -      223,619  $     10.45

AMERICAN FUNDS
 INSURANCE SERIES:
 Asset Allocation
 Fund (Class 2)                       -            -            -             -            -             -      333,074        15.83
 Global Growth
 Fund (Class 2)                       -            -            -             -            -             -    4,775,648        20.65
 Growth Fund (Class 2)                -            -            -             -            -             -    7,516,171        18.66
 Growth-Income
 Fund (Class 2)                       -            -            -             -            -             -    8,567,353        15.86
 Asset Allocation
 Fund (Class 3)                       -            -      754,551         47.40       31,229         46.73            -            -
 Cash Management
 Fund (Class 3)                       -            -      537,787         21.58       13,437         21.27            -            -
 Growth Fund (Class 3)                -            -    1,066,684        170.79       38,749        168.39            -            -
 Growth-Income
 Fund (Class 3)                       -            -    1,401,534        117.16       69,347        115.51            -            -
 High-Income
 Bond Fund (Class 3)                  -            -      246,382         80.96        6,821         79.82            -            -
 International
 Fund (Class 3)                       -            -      975,366         43.20       31,429         42.59            -            -
 U.S. Government/AAA-
 Rated Securities
 Fund (Class 3)                       -            -      554,813         40.28       36,827         39.71            -            -

LORD ABBETT SERIES
 FUND, INC. (Class VC):
 Growth and
 Income Portfolio               457,593 $       8.65    1,866,796  $       8.50      233,245  $       8.51    9,445,852  $     10.99
 Mid Cap Value Portfolio              -            -            -             -            -             -       49,068        12.99

STERLING CAPITAL
 VARIABLE INSURANCE FUNDS:
 Sterling Capital
 Select Equity VIF                    - $          -            -  $          -            -  $          -       81,328  $      8.71
 Sterling Capital
 Special Opportunities VIF            -            -            -             -            -             -      490,617        14.28
 Sterling Capital
 Strategic Allocation
 Equity VIF                           -            -            -             -            -             -       96,116         9.32
 Sterling Capital
 Total Return Bond VIF                -            -            -             -            -             -      314,702        12.91

MTB GROUP OF FUNDS:
 MTB Managed Allocation
 Fund - Moderate Growth II            - $          -            -  $          -            -  $          -           17  $      9.09

FRANKLIN TEMPLETON
 VARIABLE INSURANCE
 PRODUCTS TRUST (Class 2):
 Franklin Income
 Securities Fund                415,204 $       10.68   1,614,375  $      10.63      119,951  $      10.58    3,419,042  $     10.52
 Franklin Templeton
 VIP Founding Funds
 Allocation Fund                 74,421          9.08     583,043          9.01       61,939          8.99    2,360,255         8.94

SEASONS SERIES
 TRUST (Class 3):
 Allocation Balanced
 Portfolio                      392,945 $       11.57   2,126,800  $      11.39      167,870  $      11.44    1,614,996  $     11.33
 Allocation Growth
 Portfolio                        3,139         10.48     226,663         10.30            -             -      163,349        10.25
 Allocation Moderate
 Growth Portfolio               690,559         10.81   2,789,887         10.62      254,285         10.67    3,256,421        10.58
 Allocation Moderate
 Portfolio                      466,475         11.27   2,921,500         11.06      232,814         11.12    2,474,994        11.01
 Real Return Portfolio          687,844         12.17   3,797,293         11.96      270,699         12.03    4,817,608        11.90

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product

    The accompanying notes are an integral part of the financial statements

                           VARIABLE SEPARATE ACCOUNT
                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                 Contracts With Total     Contracts With Total       Contracts With Total      Contracts With Total
                                 Expenses of 1.52% (2)    Expenses of 1.52% (3)     Expenses of 1.52% (4)      Expenses of 1.55% (5)
                                 --------------------     --------------------       --------------------     ----------------------
                                            Unit                      Unit                       Unit                       Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation   value of
                              units     accumulation   units       accumulation   units      accumulation     units     accumulation
Variable Accounts          outstanding     units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------- ------------ ------------ ------------ ------------  ------------ ------------
ANCHOR SERIES TRUST:
 Asset Allocation
 Portfolio (Class 1)          4,575,905  $      27.51            -  $         -            -  $         -             -  $         -
 Capital Appreciation
 Portfolio (Class 1)          5,306,467         48.00       78,631        12.40            -            -             -            -
 Government and Quality
 Bond Portfolio
 (Class 1)                    5,980,269         21.03       82,286        14.36            -            -             -            -
 Growth
 Portfolio (Class 1)          2,666,991         30.92            -            -            -            -             -            -
 Natural Resources
 Portfolio (Class 1)          1,304,836         46.36            -            -            -            -             -            -
 Asset Allocation
 Portfolio (Class 2)                  -             -            -            -        6,198        27.09             -            -
 Capital Appreciation
 Portfolio (Class 2)                  -             -            -            -       14,846        47.76        17,218        47.16
 Government and Quality
 Bond Portfolio
 (Class 2)                            -             -                         -       63,687        20.74             -            -
 Growth
 Portfolio (Class 2)                  -             -            -            -       20,967        30.49             -            -
 Natural Resources
 Portfolio (Class 2)                  -             -            -            -        4,846        45.83             -            -
 Asset Allocation
 Portfolio (Class 3)                  -             -            -            -      313,421        26.80        85,647        11.37
 Capital Appreciation
 Portfolio (Class 3)                  -             -            -            -      616,597        46.95       940,352        11.83
 Government and Quality
 Bond Portfolio
 (Class 3)                            -             -            -            -    2,310,818        20.52     1,384,936        12.06
 Growth Portfolio
 (Class 3)                            -             -            -            -      331,087        30.22        67,859         9.67
 Natural Resources
 Portfolio (Class 3)                  -             -            -            -      206,363        45.27       298,771         9.88

SUNAMERICA SERIES TRUST:
 Aggressive Growth
 Portfolio (Class 1)          1,968,631  $      12.83       10,893  $      6.79            -  $         -             -  $         -
 Alliance Growth
 Portfolio (Class 1)          4,951,537         31.70       26,835         8.89            -            -             -            -
 Balanced
 Portfolio (Class 1)          2,554,518         16.84       22,512         9.50            -            -             -            -
 Blue Chip Growth
 Portfolio (Class 1)          1,306,492          5.96       40,065         7.25            -            -             -            -
 Capital Growth
 Portfolio (Class 1)            698,658          7.30            -            -            -            -             -            -
 Cash Management
 Portfolio (Class 1)          4,563,029         13.07       11,524        10.10            -            -             -            -
 Corporate Bond
 Portfolio (Class 1)          3,961,730         25.03            -            -            -            -             -            -
 Davis Venture Value
 Portfolio (Class 1)         11,580,568         33.90       84,336        11.79            -            -             -            -
 "Dogs" of Wall Street
 Portfolio (Class 1)          1,567,375         13.78            -            -            -            -             -            -
 Emerging Markets
 Portfolio (Class 1)          2,364,600         16.92        7,521        25.34            -            -             -            -
 Equity Opportunities
 Portfolio (Class 1)          1,493,030         18.40            -            -            -            -             -            -
 Fundamental Growth
 Portfolio (Class 1)          2,333,674         16.84       17,671         6.94            -            -             -            -
 Global Bond
 Portfolio (Class 1)          2,047,496         23.73       15,779        15.58            -            -             -            -
 Global Equities
 Portfolio (Class 1)          2,648,393         18.72        7,886         8.60            -            -             -            -
 Growth Opportunities
 Portfolio (Class 1)          1,869,487          5.88            -            -            -            -             -            -
 Growth-Income
 Portfolio (Class 1)          4,626,793         28.83       59,084         9.14            -            -             -            -
 High-Yield Bond
 Portfolio (Class 1)          3,003,754         22.80            -            -            -            -             -            -
 International
 Diversified
 Equities
 Portfolio (Class 1)          3,580,492         11.28            -            -            -            -             -            -
 International Growth
 and Income
 Portfolio (Class 1)          3,495,048         11.99       66,086         8.60            -            -             -            -
 Marsico Focused
 Growth Portfolio
 (Class 1)                    1,079,220         11.51            -            -            -            -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 1)          2,155,111         22.48       22,377        10.87            -            -             -            -
 MFS Total Return
 Portfolio (Class 1)          5,180,020         28.13       68,666        13.11            -            -             -            -
 Mid-Cap Growth
 Portfolio (Class 1)          2,866,804         11.23       51,855         6.69            -            -             -            -
 Real Estate
 Portfolio (Class 1)          1,398,785         23.67            -            -            -            -             -            -
 Technology
 Portfolio (Class 1)          3,824,305          2.27            -            -            -            -             -            -
 Telecom Utility
 Portfolio (Class 1)            980,769         16.98            -            -            -            -             -            -
 Total Return Bond
 Portfolio (Class 1)          2,529,044         27.77            -            -            -            -             -            -
 Aggressive Growth
 Portfolio (Class 2)                  -             -            -            -        6,462        12.62             -            -
 Alliance Growth
 Portfolio (Class 2)                  -             -            -            -       11,462        31.08         4,353        30.96
 Balanced
 Portfolio (Class 2)                  -             -            -            -       12,761        16.58             -            -
 Blue Chip Growth
 Portfolio (Class 2)                  -             -            -            -        5,338         5.88             -            -
 Capital Growth
 Portfolio (Class 2)                  -             -            -            -        1,657         7.19             -            -
 Cash Management
 Portfolio (Class 2)                  -             -            -            -       62,032        12.87             -            -
 Corporate Bond
 Portfolio (Class 2)                  -             -            -            -       17,385        24.66             -            -
 Davis Venture Value
 Portfolio (Class 2)                  -             -            -            -       30,006        33.35        10,447        33.29
 "Dogs" of Wall Street
 Portfolio (Class 2)                  -             -            -            -        1,172        13.59             -            -
 Emerging Markets
 Portfolio (Class 2)                  -             -            -            -       11,536        16.67             -            -
 Equity Opportunities
 Portfolio (Class 2)                  -             -            -            -       14,910        18.12             -            -
 Foreign Value
 Portfolio (Class 2)                  -             -            -            -       12,724        14.76             -            -
 Fundamental Growth
 Portfolio (Class 2)                  -             -            -            -        3,909        16.57             -            -
 Global Bond
 Portfolio (Class 2)                  -             -            -            -       17,455        23.36             -            -
 Global Equities
 Portfolio (Class 2)                  -             -            -            -       14,737        18.43         5,694        18.40
 Growth Opportunities
 Portfolio (Class 2)                  -             -            -            -        3,806         5.80             -            -
 Growth-Income
 Portfolio (Class 2)                  -             -            -            -        7,473        28.35             -            -
 High-Yield Bond
 Portfolio (Class 2)                  -             -            -            -        5,729        22.45             -            -
 International
 Diversified
 Equities
 Portfolio (Class 2)                  -             -            -            -       28,497        11.11             -            -
 International
 Growth and Income
 Portfolio (Class 2)                  -             -            -            -        8,402        11.82             -            -
 Marsico Focused Growth
 Portfolio (Class 2)                  -             -            -            -            -            -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 2)                  -             -            -            -        5,722        22.16             -            -
 MFS Total Return
 Portfolio (Class 2)                  -             -            -            -       23,196        27.70             -            -
 Mid-Cap Growth
 Portfolio (Class 2)                  -             -            -            -       23,495        11.06        19,081        11.04
 Real Estate
 Portfolio (Class 2)                  -             -            -            -       10,668        23.32             -            -
 Small & Mid Cap Value
 Portfolio (Class 2)                  -             -            -            -       25,510        18.51             -            -
 Technology
 Portfolio (Class 2)                  -             -            -            -        7,125         2.24         4,568         2.23
 Telecom Utility
 Portfolio (Class 2)                  -             -            -            -            -            -             -            -
 Total Return Bond
 Portfolio (Class 2)                  -             -            -            -            -            -             -            -
 Aggressive Growth
 Portfolio (Class 3)                  -             -            -            -      109,226        12.49        73,531         8.06
 Alliance Growth
 Portfolio (Class 3)                  -             -            -            -      440,125        30.81        81,284        10.09
 American Funds
 Asset Allocation
 SAST Portfolio
 (Class 3)                            -             -            -            -        2,065        10.15       661,848        10.11
 American Funds
 Global Growth SAST
 Portfolio (Class 3)                  -             -            -            -       57,443        10.06     2,499,244        10.12
 American Funds
 Growth SAST
 Portfolio (Class 3)                  -             -            -            -       53,954         9.68     1,340,544         9.62
 American Funds
 Growth-Income SAST
 Portfolio (Class 3)                  -             -            -            -       45,653         9.00       862,648         9.15
 Balanced
 Portfolio (Class 3)                  -             -            -            -      104,488        16.42       299,425        10.78
 Blue Chip Growth
 Portfolio (Class 3)                  -             -            -            -      129,494         5.82       551,512         9.85
 Capital Growth
 Portfolio (Class 3)                  -             -            -            -      202,707         7.11        13,026         9.47
 Cash Management
 Portfolio (Class 3)                  -             -            -            -    1,945,851        12.76       252,201         9.72
 Corporate Bond
 Portfolio (Class 3)                  -             -            -            -    1,535,144        24.34     1,498,771        14.10
 Davis Venture Value
 Portfolio (Class 3)                  -             -            -            -    1,031,470        33.06     1,577,236         9.32
 "Dogs" of Wall Street
 Portfolio (Class 3)                  -             -            -            -      127,876        13.45       238,509        11.49
 Emerging Markets
 Portfolio (Class 3)                  -             -            -            -      537,321        16.49       460,198        10.29
 Equity Opportunities
 Portfolio (Class 3)                  -             -            -            -      304,126        17.95        43,428         9.52
 Foreign Value
 Portfolio (Class 3)          1,190,604         14.64            -            -    1,058,342        14.64     3,039,407         8.26
 Fundamental Growth
 Portfolio (Class 3)                  -             -            -            -      120,014        16.42        23,172         9.68
 Global Bond
 Portfolio (Class 3)                  -             -            -            -      383,780        23.16       677,450        13.13
 Global Equities
 Portfolio (Class 3)                  -             -            -            -      118,247        18.22       152,035         8.51
 Growth Opportunities
 Portfolio (Class 3)                  -             -            -            -      705,318         5.74       898,816        11.13
 Growth-Income
 Portfolio (Class 3)                  -             -            -            -       54,573        28.10       357,212         9.55
 High-Yield Bond
 Portfolio (Class 3)                  -             -            -            -      281,889        22.26       422,877        11.17
 International
 Diversified
 Equities
 Portfolio (Class 3)                  -             -            -            -    1,151,808        11.02       194,943         8.39
 International
 Growth and
 Income
 Portfolio (Class 3)                  -             -            -            -      786,727        11.67       165,954         6.95
 Marsico Focused Growth
 Portfolio (Class 3)                  -             -            -            -       50,061        11.22       442,327        10.38
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 3)                  -             -            -            -      118,394        21.97     1,362,579        10.21
 MFS Total Return
 Portfolio (Class 3)                  -             -            -            -      675,320        27.45       278,340        10.54

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                                 Contracts With Total     Contracts With Total       Contracts With Total      Contracts With Total
                                 Expenses of 1.52% (2)    Expenses of 1.52% (3)     Expenses of 1.52% (4)      Expenses of 1.55% (5)
                          ----------------------------    --------------------       --------------------     ----------------------
                                            Unit                      Unit                       Unit                       Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation   value of
                              units     accumulation   units       accumulation   units      accumulation     units     accumulation
Variable Accounts          outstanding     units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------- ------------ ------------ ------------ ------------  ------------ ------------
SUNAMERICA SERIES
 TRUST (continued):
 Mid-Cap Growth
 Portfolio (Class 3)                  -  $         -             -  $         -      433,276  $     10.96       327,532  $     11.15
 Real Estate
 Portfolio (Class 3)                  -            -             -            -      333,674        23.10     1,141,288         8.24
 Small & Mid Cap Value
 Portfolio (Class 3)            797,817        18.35             -            -    1,037,494        18.35     1,702,623        11.00
 Small Company Value
 Portfolio (Class 3)                  -            -             -            -      457,440         9.28       935,585        10.07
 Technology
 Portfolio (Class 3)                  -            -             -            -      663,581         2.21        71,077        10.00
 Telecom Utility
 Portfolio (Class 3)                  -            -             -            -       16,890        16.58        87,952        12.30
 Total Return Bond
 Portfolio (Class 3)                  -            -             -            -       76,921        27.13     3,598,702        13.33

INVESCO VARIABLE
 INSURANCE FUNDS
 (Series II):
 Invesco Van Kampen
 V.I. Capital Growth Fund       378,933  $      9.90             -  $         -      103,908  $     10.06        64,759  $     10.88
 Invesco Van Kampen
 V.I. Comstock Fund           4,011,021        11.95             -            -      656,308        12.03     1,505,712         9.16
 Invesco Van Kampen
 V.I. Growth and
 Income Fund                  3,187,946        13.55             -            -    1,339,221        13.45     1,757,017         9.52

PRINCIPAL VARIABLE
 CONTRACTS FUNDS, INC.:
 Diversified International
 Account (Class 1)                    -  $         -             -  $         -            -  $         -        17,793  $      5.74
 Equity Income
 Account (Class 1)                    -            -             -            -            -            -       268,866         9.88
 Government & High
 Quality Bond
 Account (Class 1)                    -            -             -            -            -            -        93,651         8.23
 Income Account (Class 1)             -            -             -            -            -            -       152,500         9.34
 LargeCap Blend
 Account II (Class 1)                 -            -             -            -            -            -        78,807         6.41
 LargeCap Growth
 Account (Class 1)                    -            -             -            -            -            -        22,013         6.72
 MidCap Blend
 Account (Class 1)                    -            -             -            -            -            -        45,301        11.15
 Money Market
 Account (Class 1)                    -            -             -            -            -            -       149,781         5.93
 Principal Capital
 Appreciation Account
 (Class 1)                            -            -             -            -            -            -       109,620        12.57
 Real Estate Securities
 Account (Class 1)                    -            -             -            -            -            -         4,800        18.78
 SAM Balanced
 Portfolio (Class 1)                  -            -             -            -            -            -       796,753        10.64
 SAM Conservative Balanced
 Portfolio (Class 1)                  -            -             -            -            -            -       149,739         8.06
 SAM Conservative Growth
 Portfolio (Class 1)                  -            -             -            -            -            -       511,472        10.49
 SAM Flexible Income
 Portfolio (Class 1)                  -            -             -            -            -            -        87,386         9.55
 SAM Strategic Growth
 Portfolio (Class 1)                  -            -             -            -            -            -       172,229        10.92
 Short-Term Income
 Account (Class 1)                    -            -             -            -            -            -        56,581         7.45
 SmallCap Growth
 Account II (Class 1)                 -            -             -            -            -            -        14,341         6.26
 SmallCap Value
 Account I (Class 1)                  -            -             -            -            -            -         1,808         8.88
 Diversified International
 Account (Class 2)                    -            -             -            -            -            -             -            -
 Equity Income
 Account (Class 2)                    -            -             -            -            -            -             -            -
 Government & High
 Quality Bond Account
 (Class 2)                            -            -             -            -            -            -             -            -
 Income Account (Class 2)             -            -             -            -            -            -             -            -
 LargeCap Blend
 Account II (Class 2)                 -            -             -            -            -            -             -            -
 LargeCap Growth
 Account (Class 2)                    -            -             -            -            -            -             -            -
 MidCap Blend
 Account (Class 2)                    -            -             -            -            -            -             -            -
 Money Market
 Account (Class 2)                    -            -             -            -            -            -             -            -
 Principal Capital
 Appreciation
 Account (Class 2)                    -            -             -            -            -            -             -            -
 Real Estate Securities
 Account (Class 2)                    -            -             -            -            -            -             -            -
 SAM Balanced
 Portfolio (Class 2)                  -            -             -            -            -            -             -            -
 SAM Conservative Balanced
 Portfolio (Class 2)                  -            -             -            -            -            -             -            -
 SAM Conservative Growth
 Portfolio (Class 2)                  -            -             -            -            -            -             -            -
 SAM Flexible Income
 Portfolio (Class 2)                  -            -             -            -            -            -             -            -
 SAM Strategic Growth
 Portfolio (Class 2)                  -            -             -            -            -            -             -            -
 Short-Term Income
 Account (Class 2)                    -            -             -            -            -            -             -            -
 SmallCap Growth
 Account II (Class 2)                 -            -             -            -            -            -             -            -
 SmallCap Value
 Account I (Class 2)                  -            -             -            -            -            -             -            -

COLUMBIA FUNDS
 VARIABLE INSURANCE
 TRUST (Class 1):
 Columbia Variable
 Portfolio - Asset
 Allocation Fund                      -  $         -        56,850  $     11.46            -  $         -             -  $         -
 Columbia Variable
 Portfolio - Small
 Company Growth Fund                  -            -        45,600        11.43            -            -             -            -

COLUMBIA FUNDS
 VARIABLE INSURANCE
 TRUST I:
 Columbia Variable
 Portfolio - High
 Income Fund (Class 1)                -  $         -        36,841  $     19.47      286,155  $     19.40             -  $         -
 Columbia Variable
 Portfolio - Marsico
 Focused Equities
 Fund (Class 1)                       -            -        76,508        10.96      944,369        11.00             -            -
 Columbia Variable
 Portfolio - Marsico
 Growth Fund (Class 1)                -            -        41,993        10.47            -            -             -            -
 Columbia Variable
 Portfolio - Marsico
 21st Century
 Fund (Class 1)                       -            -         18,653       13.25            -            -             -            -
 Columbia Variable
 Portfolio - Mid Cap
 Growth Fund (Class 1)                -            -        24,364        10.82            -            -             -            -
 Columbia Variable
 Portfolio - Marsico
 International
 Opportunities Fund
 (Class 2)                            -            -        11,739         14.65           -            -             -            -

COLUMBIA FUNDS
 VARIABLE SERIES
 TRUST II (Class 1):
 Columbia Variable
 Portfolio - Diversified
 Equity Income Fund                   -  $         -        19,830  $     10.45            -  $         -             -  $         -

AMERICAN FUNDS
 INSURANCE SERIES:
 Asset Allocation
 Fund (Class 2)               4,014,867        15.83             -            -            -            -             -            -
 Global Growth
 Fund (Class 2)               3,602,012        20.65             -            -    1,221,195        20.65             -            -
 Growth Fund (Class 2)        5,079,824        18.66             -            -    1,782,883        18.66             -            -
 Growth-Income
 Fund (Class 2)               7,157,219        15.86             -            -    1,699,495        15.86             -            -
 Asset Allocation
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 Cash Management
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 Growth Fund (Class 3)                -            -             -            -            -            -             -            -
 Growth-Income
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 High-Income Bond
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 International
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 U.S. Government/AAA-
 Rated Securities
 Fund (Class 3)                       -            -             -            -            -            -             -            -

LORD ABBETT SERIES
 FUND, INC. (Class VC):
 Growth and
 Income Portfolio             2,806,692  $     10.99             -  $         -      574,039  $     10.99       810,492  $      8.44
 Mid Cap Value Portfolio      1,849,361        12.99             -            -            -            -             -            -

STERLING CAPITAL
VARIABLE INSURANCE FUNDS:
 Sterling Capital
 Select Equity VIF                    -  $         -             -  $         -       29,836  $      8.71             -  $         -
 Sterling Capital
 Special Opportunities VIF            -            -             -            -      106,357        14.28             -            -
 Sterling Capital
 Strategic Allocation
 Equity VIF                           -            -             -            -       30,227         9.32             -            -
 Sterling Capital
 Total Return Bond VIF                -            -             -            -      114,399        12.91             -            -

MTB GROUP OF FUNDS:
 MTB Managed
 Allocation Fund -
 Moderate Growth II                   -  $         -             -  $         -            -  $         -             -  $         -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
 Franklin Income
 Securities Fund                      -  $         -             -  $         -            -  $         -       802,526  $     10.55
 Franklin Templeton
 VIP Founding Funds
 Allocation Fund                      -            -             -            -            -            -       211,278         8.94

SEASONS SERIES
 TRUST (Class 3):
 Allocation Balanced
 Portfolio                            -  $         -             -  $         -            -  $         -       966,659  $     11.32
 Allocation Growth
 Portfolio                            -            -             -            -            -            -       128,189        10.24
 Allocation Moderate
 Growth Portfolio                     -            -             -            -            -            -     1,305,989        10.56
 Allocation Moderate
 Portfolio                            -            -             -            -            -            -     1,127,868        11.01
 Real Return
 Portfolio                            -            -             -            -            -            -     1,655,870        11.90

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                     STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                              Contracts With Total       Contracts With Total       Contracts With Total     Contracts With Total
                              Expenses of 1.55% (6)        Expenses of 1.65%          Expenses of 1.70%      Expenses of 1.72% (4)
                           -------------------------- ------------------------  -------------------------  -------------------------
                                            Unit                      Unit                       Unit                       Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation   value of
                              units     accumulation   units       accumulation   units      accumulation     units     accumulation
Variable Accounts          outstanding     units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------- ------------ ------------ ------------ ------------  ------------ ------------
ANCHOR SERIES TRUST:
 Asset Allocation
 Portfolio (Class 1)                  -  $         -             -  $         -            -  $         -             -  $         -
 Capital Appreciation
 Portfolio (Class 1)                  -            -             -            -            -            -             -            -
 Government and
 Quality Bond
 Portfolio (Class 1)                  -            -             -            -            -            -             -            -
 Growth
 Portfolio (Class 1)                  -            -             -            -            -            -             -            -
 Natural Resources
 Portfolio (Class 1)                  -            -             -            -            -            -             -            -
 Asset Allocation
 Portfolio (Class 2)                  -            -             -            -            -            -        17,208        26.59
 Capital Appreciation
 Portfolio (Class 2)             17,936        48.43             -            -        9,755        47.75        26,059        46.92
 Government and
 Quality Bond
 Portfolio (Class 2)                 -             -             -            -             -           -        68,251        20.33
 Growth
 Portfolio (Class 2)                 -             -             -            -             -           -        15,289        29.92
 Natural Resources
 Portfolio (Class 2)                 -             -             -            -             -           -         5,525        44.87
 Asset Allocation
 Portfolio (Class 3)                 -             -        60,136        11.31             -           -       362,394        26.33
 Capital Appreciation
 Portfolio (Class 3)                 -             -     1,183,918        11.74             -           -       975,436        46.11
 Government and
 Quality Bond
 Portfolio (Class 3)                 -             -     1,985,781        11.97             -           -     3,495,796        20.15
 Growth
 Portfolio (Class 3)                 -             -       119,150         9.59             -           -       506,400        29.66
 Natural Resources
 Portfolio (Class 3)                 -             -       380,590         9.78             -           -       354,598        44.37

SUNAMERICA SERIES TRUST:
 Aggressive Growth
 Portfolio (Class 1)                 -  $          -             -  $         -             -  $        -             -  $         -
 Alliance Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Balanced
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Blue Chip Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Capital Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Cash Management
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Corporate Bond
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Davis Venture Value
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 "Dogs" of Wall Street
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Emerging Markets
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Equity Opportunities
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Fundamental Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Global Bond
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Global Equities
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Growth Opportunities
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Growth-Income
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 High-Yield Bond
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 International
 Diversified Equities
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 International Growth
 and Income
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Marsico Focused Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 MFS Total Return
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Mid-Cap Growth
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Real Estate
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Technology
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Telecom Utility
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Total Return Bond
 Portfolio (Class 1)                 -             -             -            -             -           -             -            -
 Aggressive Growth
 Portfolio (Class 2)                 -             -             -            -             -           -         8,456        12.42
 Alliance Growth
 Portfolio (Class 2)             7,156         31.24             -            -         3,712       30.77         9,665        30.52
 Balanced
 Portfolio (Class 2)                 -             -             -            -             -           -        10,897        16.28
 Blue Chip Growth
 Portfolio (Class 2)                 -             -             -            -             -           -        21,462         5.77
 Capital Growth
 Portfolio (Class 2)                 -             -             -            -             -           -        28,382         7.08
 Cash Management
 Portfolio (Class 2)                 -             -             -            -             -           -        25,520        12.64
 Corporate Bond
 Portfolio (Class 2)                 -             -             -            -             -           -        24,274        24.18
 Davis Venture Value
 Portfolio (Class 2)                 -             -             -            -             -           -        34,709        32.69
 "Dogs" of Wall Street
 Portfolio (Class 2)                 -             -             -            -             -           -         9,875        13.36
 Emerging Markets
 Portfolio (Class 2)                 -             -             -            -             -           -         6,500        16.39
 Equity Opportunities
 Portfolio (Class 2)                 -             -             -            -             -           -         5,313        17.82
 Foreign Value
 Portfolio (Class 2)                 -             -             -            -             -           -         9,339        14.47
 Fundamental Growth
 Portfolio (Class 2)                 -             -             -            -             -           -        17,421        16.30
 Global Bond
 Portfolio (Class 2)                 -             -             -            -             -           -        11,973        22.98
 Global Equities
 Portfolio (Class 2)            13,627         18.48             -            -         6,300       18.80         9,253        18.14
 Growth Opportunities
 Portfolio (Class 2)                 -             -             -            -             -           -        21,462         5.68
 Growth-Income
 Portfolio (Class 2)                 -             -             -            -             -           -        17,730        27.87
 High-Yield Bond
 Portfolio (Class 2)                 -             -             -            -             -           -        18,852        22.08
 International
 Diversified Equities
 Portfolio (Class 2)                 -             -             -            -             -           -        40,094        10.94
 International Growth
 and Income
 Portfolio (Class 2)                 -             -             -            -             -           -        16,409        11.61
 Marsico Focused Growth
 Portfolio (Class 2)                 -             -             -            -             -           -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 2)                 -             -             -            -             -           -         6,803        21.75
 MFS Total Return
 Portfolio (Class 2)                 -             -             -            -             -           -        45,989        27.20
 Mid-Cap Growth
 Portfolio (Class 2)             5,244         11.07             -            -         9,110       10.88        26,808        10.84
 Real Estate
 Portfolio (Class 2)                 -             -             -            -             -           -        10,408        22.93
 Small & Mid Cap Value
 Portfolio (Class 2)                 -             -             -            -             -           -        13,030        18.14
 Technology
 Portfolio (Class 2)            33,796          2.23             -            -        18,549        2.20         7,057         2.20
 Telecom Utility
 Portfolio (Class 2)                 -             -             -            -             -           -             -            -
 Total Return Bond
 Portfolio (Class 2)                 -             -             -            -             -           -             -            -
 Aggressive Growth
 Portfolio (Class 3)                 -             -       100,201         8.08             -           -        81,057        12.23
 Alliance Growth
 Portfolio (Class 3)                 -             -        92,901        10.03             -           -       742,837        30.24
 American Funds Asset
 Allocation SAST
 Portfolio (Class 3)                 -             -       935,735        10.06             -           -         1,523        10.08
 American Funds Global
 Growth SAST
 Portfolio (Class 3)                 -             -     3,105,823        10.06             -           -        47,804         9.97
 American Funds
 Growth SAST
 Portfolio (Class 3)                 -             -     1,696,273         9.57             -           -       151,705         9.59
 American Funds
 Growth-Income SAST
 Portfolio (Class 3)                 -             -     1,237,542         9.10             -           -        54,518         8.92
 Balanced
 Portfolio (Class 3)                 -             -       185,082        10.68             -           -       194,649        16.10
 Blue Chip Growth
 Portfolio (Class 3)                 -             -       563,024         9.80             -           -       261,501         5.71
 Capital Growth
 Portfolio (Class 3)                 -             -        90,299         9.37             -           -       465,649         6.98
 Cash Management
 Portfolio (Class 3)                 -             -       713,048         9.66             -           -     2,055,502        12.52
 Corporate Bond
 Portfolio (Class 3)                 -             -     2,178,277        14.00             -           -     2,514,385        23.97
 Davis Venture Value
 Portfolio (Class 3)                 -             -     1,869,690         9.27             -           -     1,799,299        32.46
 "Dogs" of Wall Street
 Portfolio (Class 3)                 -             -       166,684        11.43             -           -       268,785        13.20
 Emerging Markets
 Portfolio (Class 3)                 -             -       796,299        10.20             -           -       798,594        16.16
 Equity Opportunities
 Portfolio (Class 3)                 -             -        26,279         9.48             -           -       368,867        17.60
 Foreign Value
 Portfolio (Class 3)                 -             -     3,692,619         8.22             -           -     1,766,833        14.37
 Fundamental Growth
 Portfolio (Class 3)                 -             -       165,265         9.59             -           -       232,702        16.08
 Global Bond
 Portfolio (Class 3)                 -             -     1,150,100        13.06             -           -       571,989        22.67
 Global Equities
 Portfolio (Class 3)                 -             -       228,759         8.47             -           -       174,985        17.90
 Growth Opportunities
 Portfolio (Class 3)                 -             -     1,148,787        11.07             -           -       943,935         5.62
 Growth-Income
 Portfolio (Class 3)                 -             -       894,350         9.55             -           -        67,289        27.56
 High-Yield Bond
 Portfolio (Class 3)                 -             -       606,373        11.08             -           -       488,540        21.82
 International
 Diversified Equities
 Portfolio (Class 3)                 -             -       313,964         8.31             -           -     2,003,673        10.81
 International Growth
 and Income
 Portfolio (Class 3)                 -             -       525,877         6.90             -           -     1,365,085        11.48
 Marsico Focused Growth
 Portfolio (Class 3)                 -             -       600,649        10.30             -           -       169,291        11.03
 MFS Massachusetts
 Investors Trust
 Portfolio (Class 3)                 -             -     1,806,553        10.11             -           -       215,621        21.56
 MFS Total Return
 Portfolio (Class 3)                 -             -       545,081        10.48             -           -     1,370,207        26.93

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                Contracts With Total     Contracts With Total       Contracts With Total     Contracts  With Total
                                Expenses of 1.55% (6)     Expenses of 1.65%          Expenses of 1.70%       Expenses  of 1.72% (4)
                          --------------------------- ------------------------  -------------------------  -------------------------
                                            Unit                      Unit                       Unit                      Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation  value of
                              units     accumulation   units       accumulation   units      accumulation    units      accumulation
Variable Accounts          outstanding    units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------  ------------ ------------ ------------ ------------  ------------ ------------
SUNAMERICA SERIES
 TRUST (continued):
 Mid-Cap Growth
 Portfolio  (Class 3)                 -  $         -       471,355  $     11.10            -  $         -       643,023  $     10.76
 Real Estate
 Portfolio  (Class 3)                 -            -     1,530,681         8.18            -            -       623,584        22.66
 Small & Mid Cap Value
 Portfolio  (Class 3)                 -            -     2,465,824        10.94            -            -     1,506,576        18.00
 Small Company Value
 Portfolio  (Class 3)                 -            -     1,222,934        10.03            -            -       703,510         9.18
 Technology
 Portfolio  (Class 3)                 -            -        62,731         9.93            -            -       950,889         2.17
 Telecom Utility
 Portfolio  (Class 3)                 -            -       125,235        12.29            -            -        75,531        16.22
 Total Return Bond
 Portfolio  (Class 3)                 -            -     4,534,092        13.28            -            -       130,736        26.61

INVESCO VARIABLE
 INSURANCE FUNDS
(Series II):
 Invesco Van Kampen
 V.I. Capital Growth Fund             -  $         -        77,144  $     10.85            -  $         -       182,350  $      9.88
 Invesco Van Kampen
 V.I. Comstock Fund              37,245        11.97     1,841,436         9.11       52,608        11.76     1,038,812        11.84
 Invesco Van Kampen
 V.I. Growth and
 Income Fund                          -            -     2,271,406         9.45            -            -     2,240,034        13.20

PRINCIPAL VARIABLE
 CONTRACTS FUNDS, INC.:
 Diversified International
 Account (Class 1)                    -  $         -             -  $         -            -  $         -             -  $         -
 Equity Income
 Account (Class 1)                    -            -             -            -            -            -             -            -
 Government & High
 Quality Bond
 Account (Class 1)                    -            -             -            -            -            -             -            -
 Income Account (Class 1)             -            -             -            -            -            -             -            -
 LargeCap Blend
 Account II (Class 1)                 -            -             -            -            -            -             -            -
 LargeCap Growth
 Account (Class 1)                    -            -             -            -            -            -             -            -
 MidCap Blend
 Account (Class 1)                    -            -             -            -            -            -             -            -
 Money Market
 Account (Class 1)                    -            -             -            -            -            -             -            -
 Principal Capital
 Appreciation Account
 (Class 1)                            -            -             -            -            -            -             -            -
 Real Estate
 Securities
 Account (Class 1)                    -            -             -            -            -            -             -            -
 SAM Balanced
 Portfolio  (Class 1)                 -            -             -            -            -            -             -            -
 SAM Conservative
 Balanced
 Portfolio  (Class 1)                 -            -             -            -            -            -             -            -
 SAM Conservative
 Growth
 Portfolio  (Class 1)                 -            -             -            -            -            -             -            -
 SAM Flexible Income
 Portfolio  (Class 1)                 -            -             -            -            -            -             -            -
 SAM Strategic Growth
 Portfolio  (Class 1)                 -            -             -            -            -            -             -            -
 Short-Term
 Income Account (Class 1)             -            -             -            -            -            -             -            -
 SmallCap Growth
 Account II (Class 1)                 -            -             -            -            -            -             -            -
 SmallCap Value
 Account I (Class 1)                  -            -             -            -            -            -             -            -
 Diversified
 International
 Account (Class 2)              131,802         5.61             -            -       36,810         5.51             -            -
 Equity Income
 Account (Class 2)              821,888         9.61             -            -      121,375         9.46             -            -
 Government & High
 Quality Bond
 Account (Class 2)              102,770         8.00             -            -       29,016         7.89             -            -
 Income Account (Class 2)       365,846         9.15             -            -       59,393         9.02             -            -
 LargeCap Blend
 Account II (Class 2)            66,728         6.22             -            -       11,254         6.13             -            -
 LargeCap Growth
 Account (Class 2)               40,520         6.56             -            -       12,980         6.46             -            -
 MidCap Blend
 Account (Class 2)               51,129        10.84             -            -        9,099        10.71             -            -
 Money Market
 Account (Class 2)              197,064         5.80             -            -       63,763         5.70             -            -
 Principal Capital
 Appreciation
 Account (Class 2)              141,396        12.20             -            -       33,059        12.02             -            -
 Real Estate
 Securities Account
 (Class 2)                       10,334        18.98             -            -        3,563        18.54             -            -
 SAM Balanced
 Portfolio  (Class 2)         1,781,664        10.40             -            -      872,080        10.25             -            -
 SAM Conservative
 Balanced
 Portfolio  (Class 2)           552,539         7.88             -            -      183,231         7.78             -            -
 SAM Conservative
 Growth
 Portfolio  (Class 2)           710,033        10.22             -            -      845,296        10.08             -            -
 SAM Flexible Income
 Portfolio  (Class 2)           867,201         9.31             -            -      114,441         9.17             -            -
 SAM Strategic Growth
 Portfolio  (Class 2)           364,148        10.65             -            -      330,805        10.49             -            -
 Short-Term
 Income Account (Class 2)       150,361         7.27             -            -       49,755         7.17             -            -
 SmallCap Growth
 Account II (Class 2)            28,639         6.08             -            -        7,319         5.99             -            -
 SmallCap Value
 Account I (Class 2)              7,152         8.82             -            -        3,171         8.72             -            -

COLUMBIA FUNDS
VARIABLE INSURANCE
TRUST (Class 1):
 Columbia Variable
 Portfolio  - Asset
 Allocation Fund                      -  $         -             -  $         -            -  $         -             -  $         -
 Columbia Variable
 Portfolio  - Small
 Company Growth Fund                  -            -             -            -            -            -             -            -

COLUMBIA FUNDS
VARIABLE INSURANCE
TRUST I:
 Columbia Variable
 Portfolio  - High Income
 Fund (Class 1)                       -  $         -             -  $         -            -  $         -       332,642  $     19.04
 Columbia Variable
 Portfolio  - Marsico
 Focused Equities
 Fund (Class 1)                       -            -             -            -            -            -       966,379        10.81
 Columbia Variable
 Portfolio  - Marsico
 Growth Fund (Class 1)                -            -             -            -            -            -             -            -
 Columbia Variable
 Portfolio  - Marsico
 21st Century
 Fund (Class 1)                       -            -             -            -            -            -             -            -
 Columbia Variable
 Portfolio  - Mid Cap
 Growth Fund (Class 1)                -            -             -            -            -            -             -            -
 Columbia Variable
 Portfolio  - Marsico
 International
 Opportunities
 Fund (Class 2)                       -            -             -            -            -            -             -            -

COLUMBIA FUNDS
VARIABLE SERIES
TRUST II (Class 1):
 Columbia Variable
 Portfolio  - Diversified
 Equity Income Fund                   -  $         -             -  $         -            -  $         -             -  $         -

AMERICAN FUNDS
INSURANCE SERIES:
 Asset Allocation
 Fund (Class 2)                       -            -             -            -            -            -             -            -
 Global Growth
 Fund (Class 2)                       -            -             -            -            -            -     1,844,261        20.27
 Growth Fund (Class 2)                -            -             -            -            -            -     3,107,534        18.31
 Growth-Income
 Fund (Class 2)                       -            -             -            -            -            -     3,141,414        15.56
 Asset Allocation
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 Cash Management
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 Growth Fund (Class 3)                -            -             -            -            -            -             -            -
 Growth-Income
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 High-Income Bond
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 International
 Fund (Class 3)                       -            -             -            -            -            -             -            -
 U.S. Government/AAA-
 Rated Securities
 Fund (Class 3)                       -            -             -            -            -            -             -            -

LORD ABBETT
SERIES FUND,
INC. (Class VC):
 Growth and Income
 Portfolio                            -  $         -     1,136,702  $      8.36            -  $         -     1,040,098  $     10.75
 Mid Cap Value
 Portfolio                            -            -             -            -            -            -             -            -

STERLING CAPITAL
VARIABLE INSURANCE
FUNDS:
 Sterling Capital
 Select Equity VIF                    -  $         -             -  $         -            -  $         -        16,489  $      8.43
 Sterling Capital
 Special Opportunities VIF            -            -             -            -            -            -       121,489        14.12
 Sterling Capital
 Strategic Allocation
 Equity VIF                           -            -             -            -            -            -         8,870         9.09
 Sterling Capital
 Total Return
 Bond VIF                             -            -             -            -            -            -        51,595        12.87

MTB GROUP
OF FUNDS:
 MTB Managed
 Allocation Fund -
 Moderate Growth II                   -  $         -             -  $         -            -  $         -             -  $         -

FRANKLIN TEMPLETON
VARIABLE INSURANCE
PRODUCTS TRUST (Class 2):
 Franklin Income
 Securities Fund                      -  $         -       996,875  $     10.48            -  $         -             -  $         -
 Franklin Templeton
 VIP Founding Funds
 Allocation Fund                      -            -       299,399         8.91            -            -             -            -

SEASONS SERIES
TRUST (Class 3):
 Allocation Balanced
 Portfolio                            -  $         -     1,031,081  $     11.24            -  $         -             -  $         -
 Allocation Growth
 Portfolio                            -            -       246,990        10.17            -            -             -            -
 Allocation Moderate
 Growth  Portfolio                    -            -     1,994,307        10.49            -            -             -            -
 Allocation Moderate
 Portfolio                            -            -     1,819,126        10.93            -            -             -            -
 Real Return
 Portfolio                            -            -     1,898,171        11.81            -            -             -            -

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                             Contracts With Total       Contracts With Total       Contracts With Total     Contracts With Total
                              Expenses of 1.77% (1)      Expenses of 1.77% (2)     Expenses of 1.77% (3)     Expenses of 1.80%
                          --------------------------- ------------------------- -------------------------  -------------------------
                                            Unit                      Unit                       Unit                       Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation   value of
                              units     accumulation   units       accumulation   units      accumulation     units     accumulation
Variable Accounts          outstanding     units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------- ------------ ------------ ------------ ------------  ------------ ------------
ANCHOR SERIES TRUST:
 Asset Allocation
 Portfolio  (Class 1)                 -  $         -        30,262  $     26.79            -  $         -             -  $         -
 Capital Appreciation
 Portfolio  (Class 1)                 -            -       149,934        46.69       24,255        12.63             -            -
 Government and
 Quality Bond
 Portfolio  (Class 1)                 -            -       156,924        20.46       22,570        13.98             -            -
 Growth
 Portfolio  (Class 1)                 -            -        55,814        30.08            -            -             -            -
 Natural Resources
 Portfolio  (Class 1)                 -            -        29,980        45.11            -            -             -            -
 Asset Allocation
 Portfolio  (Class 2)            47,242        26.42             -            -            -            -             -            -
 Capital Appreciation
 Portfolio  (Class 2)           131,760        46.16             -            -            -            -        11,295        45.87
 Government and
 Quality Bond
 Portfolio  (Class 2)           349,815        20.19             -            -            -            -             -            -
 Growth
 Portfolio  (Class 2)           127,107        29.71             -            -            -            -             -            -
 Natural Resources
 Portfolio  (Class 2)            76,455        44.49             -            -            -            -             -            -
 Asset Allocation
 Portfolio  (Class 3)            63,969        26.43             -            -            -            -         8,282        11.26
 Capital Appreciation
 Portfolio  (Class 3)           898,146        45.86             -            -            -            -        41,382        11.68
 Government and
 Quality Bond
 Portfolio  (Class 3)         4,225,104        20.04             -            -            -            -        44,819        11.89
 Growth
 Portfolio  (Class 3)           471,823        29.49             -            -            -            -         5,716         9.54
 Natural Resources
 Portfolio  (Class 3)           353,205        44.23             -            -            -            -        16,785         9.74

SUNAMERICA SERIES TRUST:
 Aggressive Growth
 Portfolio  (Class 1)                 -  $         -        17,579  $     12.49        2,016  $      6.61             -  $         -
 Alliance Growth
 Portfolio  (Class 1)                 -            -        61,287        30.84       19,312         8.45             -            -
 Balanced
 Portfolio  (Class 1)                 -            -        34,842        16.39       61,827         9.24             -            -
 Blue Chip Growth
 Portfolio  (Class 1)                 -            -        50,416         5.80       17,814         7.05             -            -
 Capital Growth
 Portfolio  (Class 1)                 -            -        56,498         7.10            -            -             -            -
 Cash Management
 Portfolio  (Class 1)                 -            -        98,384        12.71       35,874         9.90             -            -
 Corporate Bond
 Portfolio  (Class 1)                 -            -       123,745        24.34            -            -             -            -
 Davis Venture Value
 Portfolio  (Class 1)                 -            -       238,514        32.98       35,412        11.38             -            -
 "Dogs" of Wall Street
 Portfolio  (Class 1)                 -            -        46,014        13.41            -            -             -            -
 Emerging Markets
 Portfolio  (Class 1)                 -            -        39,249        16.47        3,759        24.67             -            -
 Equity Opportunities
 Portfolio  (Class 1)                 -            -        56,612        17.89            -            -             -            -
 Fundamental Growth
 Portfolio  (Class 1)                 -            -        27,251        16.38            7         6.76             -            -
 Global Bond
 Portfolio  (Class 1)                 -            -        43,289        23.09       12,437        15.16             -            -
 Global Equities
 Portfolio  (Class 1)                 -            -        24,157        18.21        3,827         8.37             -            -
 Growth Opportunities
 Portfolio  (Class 1)                 -            -        54,975         5.73            -            -             -            -
 Growth-Income
 Portfolio  (Class 1)                 -            -        59,667        28.05       15,311         8.90             -            -
 High-Yield Bond
 Portfolio  (Class 1)                 -            -        62,257        22.21            -            -             -            -
 International
 Diversified Equities
 Portfolio  (Class 1)                 -            -        50,013        10.97            -            -             -            -
 International Growth
 and Income
 Portfolio  (Class 1)                 -            -       110,387        11.66       22,896         8.37             -            -
 Marsico Focused Growth
 Portfolio  (Class 1)                 -            -       104,636        11.19            -            -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio  (Class 1)                 -            -        37,181        21.88        8,690        10.03             -            -
 MFS Total Return
 Portfolio  (Class 1)                 -            -       253,589        27.38       11,142        12.77             -            -
 Mid-Cap Growth
 Portfolio  (Class 1)                 -            -       222,417        10.93        9,027         6.52             -            -
 Real Estate
 Portfolio  (Class 1)                 -            -        20,242        23.03            -            -             -            -
 Technology
 Portfolio  (Class 1)                 -            -       105,951         2.21            -            -             -            -
 Telecom Utility
 Portfolio  (Class 1)                 -            -        15,853        16.52            -            -             -            -
 Total Return Bond
 Portfolio  (Class 1)                 -            -        44,311        27.07            -            -             -            -
 Aggressive Growth
 Portfolio  (Class 2)            47,500        12.30             -            -            -            -             -            -
 Alliance Growth
 Portfolio  (Class 2)            81,287        30.25             -            -            -            -           671        30.38
 Balanced
 Portfolio  (Class 2)            69,938        16.17             -            -            -            -             -            -
 Blue Chip Growth
 Portfolio  (Class 2)            84,658         5.73             -            -            -            -             -            -
 Capital Growth
 Portfolio  (Class 2)            46,409         7.01             -            -            -            -             -            -
 Cash Management
 Portfolio  (Class 2)           217,238        12.56             -            -            -            -             -            -
 Corporate Bond
 Portfolio  (Class 2)           177,925        24.01             -            -            -            -             -            -
 Davis Venture Value
 Portfolio  (Class 2)           257,790        32.49             -            -            -            -         3,398        32.42
 "Dogs" of Wall Street
 Portfolio  (Class 2)            70,163        13.23             -            -            -            -             -            -
 Emerging Markets
 Portfolio  (Class 2)            72,688        16.25             -            -            -            -             -            -
 Equity Opportunities
 Portfolio  (Class 2)            58,619        17.67             -            -            -            -             -            -
 Foreign Value
 Portfolio  (Class 2)           129,056        14.41             -            -            -            -             -            -
 Fundamental Growth
 Portfolio  (Class 2)            24,784        16.16             -            -            -            -             -            -
 Global Bond
 Portfolio  (Class 2)            65,825        22.76             -            -            -            -             -            -
 Global Equities
 Portfolio  (Class 2)            35,056        17.95             -            -            -            -         1,032        17.99
 Growth Opportunities
 Portfolio  (Class 2)           104,332         5.65             -            -            -            -             -            -
 Growth-Income
 Portfolio  (Class 2)            56,144        27.64             -            -            -            -             -            -
 High-Yield Bond
 Portfolio  (Class 2)           128,664        21.88             -            -            -            -             -            -
 International
 Diversified Equities
 Portfolio  (Class 2)           157,402        10.82             -            -            -            -             -            -
 International Growth
 and Income
 Portfolio  (Class 2)           119,703        11.53             -            -            -            -             -            -
 Marsico Focused
 Growth
 Portfolio  (Class 2)           165,683        11.05             -            -            -            -             -            -
 MFS Massachusetts
 Investors Trust
 Portfolio  (Class 2)            66,425        21.60             -            -            -            -             -            -
 MFS Total Return
 Portfolio  (Class 2)           226,977        27.00             -            -            -            -             -            -
 Mid-Cap Growth
 Portfolio  (Class 2)           176,491        10.77             -            -            -            -         8,755        10.76
 Real Estate
 Portfolio  (Class 2)            75,503        22.70             -            -            -            -             -            -
 Small & Mid
 Cap Value
 Portfolio  (Class 2)           138,173        18.08             -            -            -            -             -            -
 Technology
 Portfolio  (Class 2)           188,853         2.18             -            -            -            -        44,468         2.18
 Telecom Utility
 Portfolio  (Class 2)            44,448        16.33             -            -            -            -             -            -
 Total Return Bond
 Portfolio  (Class 2)            85,982        26.64             -            -            -            -             -            -
 Aggressive Growth
 Portfolio  (Class 3)           152,609        12.20             -            -            -            -         2,112         7.95
 Alliance Growth
 Portfolio  (Class 3)           260,033        30.08             -            -            -            -         4,091         9.95
 American Funds
 Asset Allocation
 SAST  Portfolio
 (Class 3)                    2,088,918        10.02             -            -            -            -        46,693         9.96
 American Funds
 Global Growth SAST
 Portfolio  (Class 3)         6,103,148         9.93             -            -            -            -        64,573         9.98
 American Funds
 Growth SAST
 Portfolio  (Class 3)         4,686,447         9.56             -            -            -            -        43,749         9.49
 American Funds
 Growth-Income SAST
 Portfolio  (Class 3)         4,434,362         8.88             -            -            -            -        18,825         9.02
 Balanced
 Portfolio  (Class 3)           131,815        16.03             -            -            -            -        75,928        10.62
 Blue Chip Growth
 Portfolio  (Class 3)         1,451,175         5.68             -            -            -            -        18,124         9.71
 Capital Growth
 Portfolio  (Class 3)         1,421,232         7.00             -            -            -            -         4,193         9.28
 Cash Management
 Portfolio  (Class 3)         1,471,799        12.44             -            -            -            -         1,293         9.58
 Corporate Bond
 Portfolio  (Class 3)         3,564,709        23.80             -            -            -            -        53,764        13.91
 Davis Venture Value
 Portfolio  (Class 3)         1,727,250        32.27             -            -            -            -        49,092         9.20
 "Dogs" of Wall Street
 Portfolio  (Class 3)           245,426        13.15             -            -            -            -         4,372        11.13
 Emerging Markets
 Portfolio  (Class 3)         1,271,587        16.11             -            -            -            -        20,261        10.14
 Equity Opportunities
 Portfolio  (Class 3)            90,609        17.52             -            -            -            -         3,193         9.30
 Foreign Value
 Portfolio  (Class 3)         4,008,464        14.29        40,339        14.29            -            -        89,394         8.15
 Fundamental Growth
 Portfolio  (Class 3)         1,036,958        16.02             -            -            -            -        14,934         9.53
 Global Bond
 Portfolio  (Class 3)         1,193,945        22.53             -            -            -            -        38,774        12.95
 Global Equities
 Portfolio  (Class 3)           183,983        17.73             -            -            -            -         4,695         8.38
 Growth Opportunities
 Portfolio  (Class 3)         3,827,244         5.61             -            -            -            -        23,252        10.98
 Growth-Income
 Portfolio  (Class 3)           115,883        27.43             -            -            -            -        20,032         9.22
 High-Yield Bond
 Portfolio  (Class 3)           637,502        21.72             -            -            -            -        12,010        11.05
 International
 Diversified Equities
 Portfolio  (Class 3)         1,909,125        10.76             -            -            -            -        12,543         8.27
 International
 Growth and Income
 Portfolio  (Class 3)         2,980,199        11.43             -            -            -            -        27,965         6.86
 Marsico Focused
 Growth
 Portfolio  (Class 3)           947,418        10.96             -            -            -            -        11,836        10.23
 MFS Massachusetts
 Investors Trust
 Portfolio  (Class 3)         1,407,052        21.45             -            -            -            -        39,283        10.02
 MFS Total Return
 Portfolio  (Class 3)           697,496        26.79             -            -            -            -        15,351        10.34

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                 Contracts With Total     Contracts With Total       Contracts With Total     Contracts With Total
                                 Expenses of 1.77% (1)    Expenses of 1.77% (2)      Expenses of 1.77% (3)      Expenses of 1.80%
                           --------------------------     --------------------       --------------------     ----------------------
                                            Unit                      Unit                       Unit                      Unit
                           Accumulation   value of    Accumulation  value of    Accumulation   value of    Accumulation  value of
                              units     accumulation   units       accumulation   units      accumulation    units      accumulation
Variable Accounts          outstanding    units       outstanding    units      outstanding     units      outstanding     units
-------------------------  ------------ ------------  ------------ ------------ ------------ ------------  ------------ ------------
SUNAMERICA SERIES
 TRUST (continued):
 Mid-Cap Growth
 Portfolio  (Class 3)         1,037,344  $     10.69             -  $         -            -  $         -        12,485  $     10.94
 Real Estate
 Portfolio  (Class 3)         1,487,333        22.56             -            -            -            -        42,349         8.13
 Small & Mid Cap Value
 Portfolio  (Class 3)         3,372,059         17.90       20,148        17.90            -            -        58,803        10.85
 Small Company Value
 Portfolio  (Class 3)         3,025,985          9.15            -            -            -            -        30,406         9.94
 Technology
 Portfolio  (Class 3)           946,743          2.16            -            -            -            -         4,184         9.81
 Telecom Utility
 Portfolio  (Class 3)           148,800         16.36            -            -            -            -         4,884        12.18
 Total Return Bond
 Portfolio  (Class 3)         3,183,645         26.68            -            -            -            -       117,564        13.12

INVESCO VARIABLE
 INSURANCE FUNDS
 (Series II):
 Invesco Van Kampen
 V.I. Capital Growth Fund       181,067  $       9.71       40,145  $      9.61            -  $         -            24  $     10.71
 Invesco Van Kampen
 V.I. Comstock Fund           3,116,259         11.68      243,140        11.66            -            -        38,077         9.04
 Invesco Van Kampen
 V.I. Growth and
 Income Fund                 4,933,600         13.19       156,160        13.21            -            -        56,936         9.40

PRINCIPAL VARIABLE
 CONTRACTS FUNDS, INC.:
 Diversified International
 Account (Class 1)                   -  $          -             -  $         -            -  $         -        12,139  $      5.62
 Equity Income
 Account (Class 1)                   -             -             -            -            -            -       177,352         9.63
 Government & High
 Quality Bond
 Account (Class 1)                   -             -             -            -            -            -       106,218         8.04
 Income Account (Class 1)            -             -             -            -            -            -        85,842         9.10
 LargeCap Blend
 Account II (Class 1)                -             -             -            -            -            -        44,184         6.24
 LargeCap Growth
 Account (Class 1)                   -             -             -            -            -            -         4,497         6.54
 MidCap Blend
 Account (Class 1)                   -             -             -            -            -            -        42,423        10.87
 Money Market
 Account (Class 1)                   -             -             -            -            -            -        13,025         5.72
 Principal Capital
 Appreciation
 Account (Class 1)                   -             -             -            -            -            -        78,995        12.25
 Real Estate
 Securities
 Account (Class 1)                   -             -             -            -            -            -             8        18.46
 SAM Balanced
 Portfolio  (Class 1)          125,030         10.40             -            -            -            -       845,321        10.36
 SAM Conservative
 Balanced
 Portfolio  (Class 1)                -             -             -            -            -            -       133,765         7.85
 SAM Conservative
 Growth
 Portfolio  (Class 1)           91,305         10.25             -            -            -            -       386,431        10.23
 SAM Flexible Income
 Portfolio  (Class 1)                -             -             -            -            -            -       207,975         9.29
 SAM Strategic Growth
 Portfolio  (Class 1)           36,065         10.67             -            -            -            -        71,275        10.66
 Short-Term Income
 Account (Class 1)                   -             -             -            -            -            -       142,692         7.23
 SmallCap Growth
 Account II (Class 1)                -             -             -            -            -            -        27,594         6.10
 SmallCap Value
 Account I (Class 1)                 -             -             -            -            -            -         1,798         8.66
 Diversified International
 Account (Class 2)                   -             -             -            -            -            -             -            -
 Equity Income
 Account (Class 2)              22,320          9.16             -            -            -            -             -            -
 Government & High
 Quality Bond
 Account (Class 2)                   -             -             -            -            -            -             -            -
 Income Account (Class 2)            -             -             -            -            -            -             -            -
 LargeCap Blend
 Account II (Class 2)                -             -             -            -            -            -             -            -
 LargeCap Growth
 Account (Class 2)                   -             -             -            -            -            -             -            -
 MidCap Blend
 Account (Class 2)                   -             -             -            -            -            -             -            -
 Money Market
 Account (Class 2)                   -             -             -            -            -            -             -            -
 Principal Capital
 Appreciation
 Account (Class 2)                   -             -             -            -            -            -             -            -
 Real Estate
 Securities
 Account (Class 2)                   -             -             -            -            -            -             -            -
 SAM Balanced
 Portfolio  (Class 2)          137,145         10.15             -            -            -            -             -            -
 SAM Conservative
 Balanced
 Portfolio  (Class 2)           42,952         10.88             -            -            -            -             -            -
 SAM Conservative
 Growth
 Portfolio  (Class 2)           27,979          9.98             -            -            -            -             -            -
 SAM Flexible Income
 Portfolio  (Class 2)                4         11.36             -            -            -            -             -            -
 SAM Strategic Growth
 Portfolio  (Class 2)           35,066         10.42             -            -            -            -             -            -
 Short-Term
 Income Account (Class 2)            -             -             -            -            -            -             -            -
 SmallCap Growth
 Account II (Class 2)                -             -             -            -            -            -             -            -
 SmallCap Value
 Account I (Class 2)                 -             -             -            -            -            -             -            -

COLUMBIA FUNDS
 VARIABLE INSURANCE
 TRUST (Class 1):
 Columbia Variable
 Portfolio  - Asset
 Allocation Fund                   154  $      11.17             -  $         -        1,474  $     11.17             -  $         -
 Columbia Variable
 Portfolio  - Small
 Company Growth Fund             3,215         11.12             -            -        7,616         11.12            -            -

COLUMBIA FUNDS
 VARIABLE INSURANCE
 TRUST I:
 Columbia Variable
 Portfolio  - High
 Income Fund (Class 1)         116,039  $      18.97             -  $         -       16,261  $      18.97            -  $         -
 Columbia Variable
 Portfolio  - Marsico
 Focused Equities
 Fund (Class 1)                261,683         10.66             -            -       21,481         10.66            -            -
 Columbia Variable
 Portfolio  - Marsico
 Growth Fund (Class 1)          13,571         10.19             -            -       17,021         10.19            -            -
 Columbia Variable
 Portfolio  - Marsico
 21st Century
 Fund (Class 1)                    811         12.91             -            -       12,088         12.91            -            -
 Columbia Variable
 Portfolio  - Mid Cap
 Growth Fund (Class 1)             116          9.83             -            -       12,658          9.83            -            -
 Columbia Variable
 Portfolio  - Marsico
 International
 Opportunities
 Fund (Class 2)                  6,923         14.30             -            -        7,771         14.30            -            -

COLUMBIA FUNDS
 VARIABLE SERIES
 TRUST II (Class 1):
 Columbia Variable
 Portfolio  - Diversified
 Equity Income Fund             10,184  $      10.16             -  $         -       19,268  $      10.16            -  $         -

AMERICAN FUNDS
INSURANCE SERIES:
 Asset Allocation
 Fund (Class 2)                 12,246         15.47       232,662        15.47            -             -            -            -
 Global Growth
 Fund (Class 2)                411,216         20.17        88,303        20.17            -             -            -            -
 Growth Fund (Class 2)         552,298         18.23       175,356        18.23            -             -            -            -
 Growth-Income
 Fund (Class 2)                690,019         15.49       257,920        15.49            -             -            -            -
 Asset Allocation
 Fund (Class 3)                      -             -             -            -            -             -            -            -
 Cash Management
 Fund (Class 3)                      -             -             -            -            -             -            -            -
 Growth Fund (Class 3)               -             -             -            -            -             -            -            -
 Growth-Income
 Fund (Class 3)                      -             -             -            -            -             -            -            -
 High-Income Bond
 Fund (Class 3)                      -             -             -            -            -             -            -            -
 International
 Fund (Class 3)                      -             -             -            -            -             -            -            -
 U.S. Government/AAA-
 Rated Securities
 Fund (Class 3)                      -             -             -            -            -             -            -            -

LORD ABBETT SERIES
 FUND, INC. (Class VC):
 Growth and Income
 Portfolio                   3,330,748  $      10.72       170,264  $     10.72            -  $          -       32,656  $      8.35
 Mid Cap Value
 Portfolio                       3,064         12.68       126,614        12.68            -             -            -            -

STERLING CAPITAL
 VARIABLE
 INSURANCE FUNDS:
 Sterling Capital
 Select Equity VIF              33,311  $       8.53             -  $         -            -  $          -            -  $         -
 Sterling Capital
 Special Opportunities VIF     182,955         14.04             -            -            -             -            -            -
 Sterling Capital
 Strategic Allocation
 Equity VIF                     32,323          9.14             -            -            -             -            -            -
 Sterling Capital
 Total Return
 Bond VIF                      120,149         12.71             -            -            -             -            -            -

MTB GROUP OF
 FUNDS:
 MTB Managed
 Allocation Fund -
 Moderate Growth II                 17  $       8.98             -  $         -            -  $          -            -  $         -

FRANKLIN TEMPLETON
VARIABLE INSURANCE
PRODUCTS TRUST (Class 2):
 Franklin Income
 Securities Fund             1,063,502  $      10.42             -  $         -            -  $          -       51,158  $     10.42
 Franklin Templeton
 VIP Founding Funds
 Allocation Fund               777,914          8.86             -            -            -             -       13,501         8.85

SEASONS SERIES
 TRUST (Class 3):
 Allocation Balanced
 Portfolio                     701,267  $      11.28             -  $         -            -  $          -       38,399  $     11.13
 Allocation Growth
 Portfolio                      73,365         10.20             -            -            -             -       10,621        10.06
 Allocation Moderate
 Growth  Portfolio           1,477,819         10.52             -            -            -             -       99,510        10.38
 Allocation Moderate
 Portfolio                     869,976         10.96             -            -            -             -       74,932        10.82
 Real Return
 Portfolio                   2,085,489         11.85             -            -            -             -       58,231        11.69

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.
(2)  Offered in Polaris and Polaris II products.
(3)  Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution, Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6)  Offered in WM Diversified Strategies III product.
(7)  Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                  Contracts  With Total          Contracts With Total
                                                                      Expenses of 1.90%         Expenses Of 1.95% (6)
                                                          -----------------------------  ----------------------------
                                                          Accumulation   Unit value  of  Accumulation   Unit value of
                                                                 Units     accumulation         Units    accumulation
Variable Accounts                                          outstanding            units   outstanding           units
-------------------------------------------------------   ------------  ---------------  ------------  --------------
ANCHOR SERIES TRUST:
  Asset Allocation Portfolio (Class 1)                               -  $             -             -  $            -
  Capital Appreciation Portfolio (Class 1)                           -                -             -               -
  Government and Quality Bond Portfolio (Class 1)                    -                -             -               -
  Growth Portfolio (Class 1)                                         -                -             -               -
  Natural Resources Portfolio (Class 1)                              -                -             -               -
  Asset Allocation Portfolio (Class 2)                               -                -             -               -
  Capital Appreciation Portfolio (Class 2)                           -                -           893           46.60
  Government and Quality Bond Portfolio (Class 2)                    -                -             -               -
  Growth Portfolio (Class 2)                                         -                -             -               -
  Natural Resources Portfolio (Class 2)                              -                -             -               -
  Asset Allocation Portfolio (Class 3)                          47,941            11.14             -               -
  Capital Appreciation Portfolio (Class 3)                     702,415            11.57             -               -
  Government and Quality Bond Portfolio (Class 3)            1,703,580            11.85             -               -
  Growth Portfolio (Class 3)                                   225,865             9.50             -               -
  Natural Resources Portfolio (Class 3)                        275,373             9.66             -               -

SUNAMERICA SERIES TRUST:
  Aggressive Growth Portfolio (Class 1)                              -  $             -             -  $            -
  Alliance Growth Portfolio (Class 1)                                -                -             -               -
  Balanced Portfolio (Class 1)                                       -                -             -               -
  Blue Chip Growth Portfolio (Class 1)                               -                -             -               -
  Capital Growth Portfolio (Class 1)                                 -                -             -               -
  Cash Management Portfolio (Class 1)                                -                -             -               -
  Corporate Bond Portfolio (Class 1)                                 -                -             -               -
  Davis Venture Value Portfolio (Class 1)                            -                -             -               -
  "Dogs" of Wall Street Portfolio (Class 1)                          -                -             -               -
  Emerging Markets Portfolio (Class 1)                               -                -             -               -
  Equity Opportunities Portfolio (Class 1)                           -                -             -               -
  Fundamental Growth Portfolio (Class 1)                             -                -             -               -
  Global Bond Portfolio (Class 1)                                    -                -             -               -
  Global Equities Portfolio (Class 1)                                -                -             -               -
  Growth Opportunities Portfolio (Class 1)                           -                -             -               -
  Growth-Income Portfolio (Class 1)                                  -                -             -               -
  High-Yield Bond Portfolio (Class 1)                                -                -             -               -
  International Diversified Equities Portfolio (Class 1)             -                -             -               -
  International Growth and Income Portfolio (Class 1)                -                -             -               -
  Marsico Focused Growth Portfolio (Class 1)                         -                -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 1)              -                -             -               -
  MFS Total Return Portfolio (Class 1)                               -                -             -               -
  Mid-Cap Growth Portfolio (Class 1)                                 -                -             -               -
  Real Estate Portfolio (Class 1)                                    -                -             -               -
  Technology Portfolio (Class 1)                                     -                -             -               -
  Telecom Utility Portfolio (Class 1)                                -                -             -               -
  Total Return Bond Portfolio (Class 1)                              -                -             -               -
  Aggressive Growth Portfolio (Class 2)                              -                -             -               -
  Alliance Growth Portfolio (Class 2)                                -                -            72           29.75
  Balanced Portfolio (Class 2)                                       -                -             -               -
  Blue Chip Growth Portfolio (Class 2)                               -                -             -               -
  Capital Growth Portfolio (Class 2)                                 -                -             -               -
  Cash Management Portfolio (Class 2)                                -                -             -               -
  Corporate Bond Portfolio (Class 2)                                 -                -             -               -
  Davis Venture Value Portfolio (Class 2)                            -                -             -               -
  "Dogs" of Wall Street Portfolio (Class 2)                          -                -             -               -
  Emerging Markets Portfolio (Class 2)                               -                -             -               -
  Equity Opportunities Portfolio (Class 2)                           -                -             -               -
  Foreign Value Portfolio (Class 2)                                  -                -             -               -
  Fundamental Growth Portfolio (Class 2)                             -                -             -               -
  Global Bond Portfolio (Class 2)                                    -                -             -               -
  Global Equities Portfolio (Class 2)                                -                -            84           17.69
  Growth Opportunities Portfolio (Class 2)                           -                -             -               -
  Growth-Income Portfolio (Class 2)                                  -                -             -               -
  High-Yield Bond Portfolio (Class 2)                                -                -             -               -
  International Diversified Equities Portfolio (Class 2)             -                -             -               -
  International Growth and Income Portfolio (Class 2)                -                -             -               -
  Marsico Focused Growth Portfolio (Class 2)                         -                -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 2)              -                -             -               -
  MFS Total Return Portfolio (Class 2)                               -                -             -               -
  Mid-Cap Growth Portfolio (Class 2)                                 -                -         4,052           10.62
  Real Estate Portfolio (Class 2)                                    -                -             -               -
  Small & Mid Cap Value Portfolio (Class 2)                          -                -             -               -
  Technology Portfolio (Class 2)                                     -                -            39            2.14
  Telecom Utility Portfolio (Class 2)                                -                -             -               -
  Total Return Bond Portfolio (Class 2)                              -                -             -               -
  Aggressive Growth Portfolio (Class 3)                         79,093             8.00             -               -
  Alliance Growth Portfolio (Class 3)                           32,549             9.88             -               -
  American Funds Asset Allocation SAST Portfolio (Class 3)     474,363             9.94             -               -
  American Funds Global Growth SAST Portfolio (Class 3)      1,931,249             9.94             -               -
  American Funds Growth SAST Portfolio (Class 3)             1,397,614             9.46             -               -
  American Funds Growth-Income SAST Portfolio (Class 3)      1,036,999             9.00             -               -
  Balanced Portfolio (Class 3)                                 165,290            10.56             -               -
  Blue Chip Growth Portfolio (Class 3)                         321,296             9.66             -               -
  Capital Growth Portfolio (Class 3)                           189,702             9.27             -               -
  Cash Management Portfolio (Class 3)                          326,488             9.54             -               -
  Corporate Bond Portfolio (Class 3)                         1,478,905            13.85             -               -
  Davis Venture Value Portfolio (Class 3)                    1,304,704             9.17             -               -
  "Dogs" of Wall Street Portfolio (Class 3)                    113,600            11.30             -               -
  Emerging Markets Portfolio (Class 3)                         448,511            10.09             -               -
  Equity Opportunities Portfolio (Class 3)                      25,601             9.37             -               -
  Foreign Value Portfolio (Class 3)                          2,258,108             8.13             -               -
  Fundamental Growth Portfolio (Class 3)                       317,410             9.50             -               -
  Global Bond Portfolio (Class 3)                              598,790            12.92             -               -
  Global Equities Portfolio (Class 3)                           94,569             8.36             -               -
  Growth Opportunities Portfolio (Class 3)                     680,411            10.93             -               -
  Growth-Income Portfolio (Class 3)                            425,903             9.43             -               -
  High-Yield Bond Portfolio (Class 3)                          310,174            10.92             -               -
  International Diversified Equities Portfolio (Class 3)       431,597             8.23             -               -
  International Growth and Income Portfolio (Class 3)          763,720             6.83             -               -
  Marsico Focused Growth Portfolio (Class 3)                   367,101            10.17             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 3)      1,086,751             9.98             -               -
  MFS Total Return Portfolio (Class 3)                         283,129            10.35             -               -

                                                                 Contracts  With  Total                 Contracts  With  Total
                                                                  Expenses  of 1.95% (7)                  Expenses of 1.97% (4)
                                                         -------------------------------   ------------------------------------
                                                         Accumulation         Unit value       Accumulation       Unit value of
                                                                units    of accumulation              units        accumulation
Variable Accounts                                         outstanding              units        outstanding               units
-------------------------------------------------------  ------------   ----------------  -----------------  ------------------
ANCHOR SERIES TRUST:
  Asset Allocation Portfolio (Class 1)                               -  $              -                  -  $                 -
  Capital Appreciation Portfolio (Class 1)                           -                 -                  -                    -
  Government and Quality Bond Portfolio (Class 1)                    -                 -                  -                    -
  Growth Portfolio (Class 1)                                         -                 -                  -                    -
  Natural Resources Portfolio (Class 1)                              -                 -                  -                    -
  Asset Allocation Portfolio (Class 2)                               -                 -             25,689                25.91
  Capital Appreciation Portfolio (Class 2)                           -                 -             11,313                45.82
  Government and Quality Bond Portfolio (Class 2)                    -                 -             25,159                19.84
  Growth Portfolio (Class 2)                                         -                 -              4,207                29.23
  Natural Resources Portfolio (Class 2)                              -                 -              1,901                43.84
  Asset Allocation Portfolio (Class 3)                           5,905             11.14             16,925                25.73
  Capital Appreciation Portfolio (Class 3)                      57,042             11.70            101,324                45.03
  Government and Quality Bond Portfolio (Class 3)               62,574             11.90            321,608                19.67
  Growth Portfolio (Class 3)                                     1,904              9.46             44,041                28.97
  Natural Resources Portfolio (Class 3)                        119,185              9.75             30,144                43.38

SUNAMERICA SERIES TRUST:
  Aggressive Growth Portfolio (Class 1)                              -  $              -                  -  $                 -
  Alliance Growth Portfolio (Class 1)                                -                 -                  -                    -
  Balanced Portfolio (Class 1)                                       -                 -                  -                    -
  Blue Chip Growth Portfolio (Class 1)                               -                 -                  -                    -
  Capital Growth Portfolio (Class 1)                                 -                 -                  -                    -
  Cash Management Portfolio (Class 1)                                -                 -                  -                    -
  Corporate Bond Portfolio (Class 1)                                 -                 -                  -                    -
  Davis Venture Value Portfolio (Class 1)                            -                 -                  -                    -
  "Dogs" of Wall Street Portfolio (Class 1)                          -                 -                  -                    -
  Emerging Markets Portfolio (Class 1)                               -                 -                  -                    -
  Equity Opportunities Portfolio (Class 1)                           -                 -                  -                    -
  Fundamental Growth Portfolio (Class 1)                             -                 -                  -                    -
  Global Bond Portfolio (Class 1)                                    -                 -                  -                    -
  Global Equities Portfolio (Class 1)                                -                 -                  -                    -
  Growth Opportunities Portfolio (Class 1)                           -                 -                  -                    -
  Growth-Income Portfolio (Class 1)                                  -                 -                  -                    -
  High-Yield Bond Portfolio (Class 1)                                -                 -                  -                    -
  International Diversified Equities Portfolio (Class 1)             -                 -                  -                    -
  International Growth and Income Portfolio (Class 1)                -                 -                  -                    -
  Marsico Focused Growth Portfolio (Class 1)                         -                 -                  -                    -
  MFS Massachusetts Investors Trust Portfolio (Class 1)              -                 -                  -                    -
  MFS Total Return Portfolio (Class 1)                               -                 -                  -                    -
  Mid-Cap Growth Portfolio (Class 1)                                 -                 -                  -                    -
  Real Estate Portfolio (Class 1)                                    -                 -                  -                    -
  Technology Portfolio (Class 1)                                     -                 -                  -                    -
  Telecom Utility Portfolio (Class 1)                                -                 -                  -                    -
  Total Return Bond Portfolio (Class 1)                              -                 -                  -                    -
  Aggressive Growth Portfolio (Class 2)                              -                 -                530                12.08
  Alliance Growth Portfolio (Class 2)                                -                 -              4,621                29.80
  Balanced Portfolio (Class 2)                                       -                 -             10,085                15.89
  Blue Chip Growth Portfolio (Class 2)                               -                 -              1,960                 5.64
  Capital Growth Portfolio (Class 2)                                 -                 -              1,740                 6.90
  Cash Management Portfolio (Class 2)                                -                 -              6,865                12.34
  Corporate Bond Portfolio (Class 2)                                 -                 -             18,898                23.61
  Davis Venture Value Portfolio (Class 2)                            -                 -             13,539                31.91
  "Dogs" of Wall Street Portfolio (Class 2)                          -                 -              3,805                13.04
  Emerging Markets Portfolio (Class 2)                               -                 -              1,620                15.97
  Equity Opportunities Portfolio (Class 2)                           -                 -              1,479                17.34
  Foreign Value Portfolio (Class 2)                                  -                 -              1,764                13.97
  Fundamental Growth Portfolio (Class 2)                             -                 -              2,366                15.86
  Global Bond Portfolio (Class 2)                                    -                 -              4,960                22.41
  Global Equities Portfolio (Class 2)                                -                 -              1,572                17.71
  Growth Opportunities Portfolio (Class 2)                           -                 -              4,629                 5.55
  Growth-Income Portfolio (Class 2)                                  -                 -              5,201                27.11
  High-Yield Bond Portfolio (Class 2)                                -                 -             11,618                21.47
  International Diversified Equities Portfolio (Class 2)             -                 -             32,695                10.66
  International Growth and Income Portfolio (Class 2)                -                 -              8,874                11.36
  Marsico Focused Growth Portfolio (Class 2)                         -                 -                  -                    -
  MFS Massachusetts Investors Trust Portfolio (Class 2)              -                 -              2,721                21.30
  MFS Total Return Portfolio (Class 2)                               -                 -             26,017                26.54
  Mid-Cap Growth Portfolio (Class 2)                                 -                 -             15,024                10.59
  Real Estate Portfolio (Class 2)                                    -                 -              5,844                22.35
  Small & Mid Cap Value Portfolio (Class 2)                          -                 -              6,973                17.74
  Technology Portfolio (Class 2)                                     -                 -              2,320                 2.14
  Telecom Utility Portfolio (Class 2)                                -                 -                  -                    -
  Total Return Bond Portfolio (Class 2)                              -                 -                  -                    -
  Aggressive Growth Portfolio (Class 3)                          7,075              7.97              5,334                11.95
  Alliance Growth Portfolio (Class 3)                              940              9.89             39,802                29.53
  American Funds Asset Allocation SAST Portfolio (Class 3)      46,165              9.93              2,202                 9.92
  American Funds Global Growth SAST Portfolio (Class 3)        141,456             10.00              1,596                 9.84
  American Funds Growth SAST Portfolio (Class 3)               119,281              9.51                  2                 9.53
  American Funds Growth-Income SAST Portfolio (Class 3)        106,740              9.04                107                 8.77
  Balanced Portfolio (Class 3)                                   7,832             10.62             15,724                15.74
  Blue Chip Growth Portfolio (Class 3)                          28,190              9.73             19,370                 5.58
  Capital Growth Portfolio (Class 3)                            11,195              9.28             33,534                 6.83
  Cash Management Portfolio (Class 3)                           50,029              9.56            176,473                12.23
  Corporate Bond Portfolio (Class 3)                            61,324             13.92            173,315                23.41
  Davis Venture Value Portfolio (Class 3)                      158,020              9.22            134,461                31.70
  "Dogs" of Wall Street Portfolio (Class 3)                     11,160             11.36             21,533                12.89
  Emerging Markets Portfolio (Class 3)                          52,060             10.17             75,910                15.82
  Equity Opportunities Portfolio (Class 3)                       1,992              9.31             29,134                17.09
  Foreign Value Portfolio (Class 3)                            153,610              8.16            137,569                14.03
  Fundamental Growth Portfolio (Class 3)                           126              9.52             18,693                15.52
  Global Bond Portfolio (Class 3)                               29,953             12.95             64,788                22.16
  Global Equities Portfolio (Class 3)                            7,262              8.42             14,031                17.47
  Growth Opportunities Portfolio (Class 3)                      55,361             10.99             49,843                 5.46
  Growth-Income Portfolio (Class 3)                             81,739              9.33              7,031                26.94
  High-Yield Bond Portfolio (Class 3)                           49,924             11.03             36,083                21.30
  International Diversified Equities Portfolio (Class 3)        24,228              8.28            169,844                10.57
  International Growth and Income Portfolio (Class 3)           19,292              6.85             97,944                11.21
  Marsico Focused Growth Portfolio (Class 3)                    24,196             10.26              4,207                10.77
  MFS Massachusetts Investors Trust Portfolio (Class 3)         85,071             10.08             25,780                21.06
  MFS Total Return Portfolio (Class 3)                          14,256             10.40            126,638                26.28

------------
(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.

(2) Offered in Polaris and Polaris II products.

(3) Offered in PolarisAmerica product.

(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.

(6) Offered in WM Diversified Strategies III product.

(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                Contracts With Total          Contracts With Total
                                                                                   Expenses of 1.90%         Expenses of 1.95% (6)
                                                                        ----------------------------  ----------------------------
                                                                        Accumulation   Unit value of  Accumulation   Unit value of
                                                                               units    accumulation         units    accumulation
Variable Accounts                                                        outstanding           units   outstanding           units
---------------------------------------------------------------------  -------------  --------------  ------------  --------------
SUNAMERICA SERIES TRUST (continued):
  Mid-Cap Growth Portfolio (Class 3)                                         278,354  $        10.99             -  $            -
  Real Estate Portfolio (Class 3)                                          1,087,944            8.09             -               -
  Small & Mid Cap Value Portfolio (Class 3)                                1,554,192           10.81             -               -
  Small Company Value Portfolio (Class 3)                                    831,809            9.92             -               -
  Technology Portfolio (Class 3)                                              69,241            9.79             -               -
  Telecom Utility Portfolio (Class 3)                                         36,941           12.11             -               -
  Total Return Bond Portfolio (Class 3)                                    2,549,722           13.14             -               -

INVESCO VARIABLE INSURANCE FUNDS (Series II):
  Invesco Van Kampen V.I. Capital Growth Fund                                 23,571  $        10.73             -  $            -
  Invesco Van Kampen V.I. Comstock Fund                                    1,142,369            9.01        29,983           11.45
  Invesco Van Kampen V.I. Growth and Income Fund                           1,661,581            9.36             -               -

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
  Diversified International Account (Class 1)                                      -  $            -             -  $            -
  Equity Income Account (Class 1)                                                  -               -             -               -
  Government & High Quality Bond Account (Class 1)                                 -               -             -               -
  Income Account (Class 1)                                                         -               -             -               -
  LargeCap Blend Account II (Class 1)                                              -               -             -               -
  LargeCap Growth Account (Class 1)                                                -               -             -               -
  MidCap Blend Account (Class 1)                                                   -               -             -               -
  Money Market Account (Class 1)                                                   -               -             -               -
  Principal Capital Appreciation Account (Class 1)                                 -               -             -               -
  Real Estate Securities Account (Class 1)                                         -               -             -               -
  SAM Balanced Portfolio (Class 1)                                                 -               -             -               -
  SAM Conservative Balanced Portfolio (Class 1)                                    -               -             -               -
  SAM Conservative Growth Portfolio (Class 1)                                      -               -             -               -
  SAM Flexible Income Portfolio (Class 1)                                          -               -             -               -
  SAM Strategic Growth Portfolio (Class 1)                                         -               -             -               -
  Short-Term Income Account (Class 1)                                              -               -             -               -
  SmallCap Growth Account II (Class 1)                                             -               -             -               -
  SmallCap Value Account I (Class 1)                                               -               -             -               -
  Diversified International Account (Class 2)                                      -               -           618            5.41
  Equity Income Account (Class 2)                                                  -               -        49,920            9.23
  Government & High Quality Bond Account (Class 2)                                 -               -        18,996            7.70
  Income Account (Class 2)                                                         -               -         3,445            8.79
  LargeCap Blend Account II (Class 2)                                              -               -         2,414            5.96
  LargeCap Growth Account (Class 2)                                                -               -         1,749            6.30
  MidCap Blend Account (Class 2)                                                   -               -         5,835           10.41
  Money Market Account (Class 2)                                                   -               -        19,968            5.57
  Principal Capital Appreciation Account (Class 2)                                 -               -        12,755           11.72
  Real Estate Securities Account (Class 2)                                         -               -             3           18.13
  SAM Balanced Portfolio (Class 2)                                                 -               -       103,635            9.98
  SAM Conservative Balanced Portfolio (Class 2)                                    -               -        24,072            7.57
  SAM Conservative Growth Portfolio (Class 2)                                      -               -        63,178            9.82
  SAM Flexible Income Portfolio (Class 2)                                          -               -        31,711            8.96
  SAM Strategic Growth Portfolio (Class 2)                                         -               -        51,898           10.24
  Short-Term Income Account (Class 2)                                              -               -         2,775            6.99
  SmallCap Growth Account II (Class 2)                                             -               -         1,727            5.86
  SmallCap Value Account I (Class 2)                                               -               -            11            8.41

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
  Columbia Variable Portfolio - Asset Allocation Fund                              -  $            -             -  $            -
  Columbia Variable Portfolio - Small Company Growth Fund                          -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
  Columbia Variable Portfolio - High Income Fund (Class 1)                         -  $            -             -  $            -
  Columbia Variable Portfolio - Marsico Focused Equities
  Fund (Class 1)                                                                   -               -             -               -
  Columbia Variable Portfolio - Marsico Growth Fund (Class 1)                      -               -             -               -
  Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)                -               -             -               -
  Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)                      -               -             -               -
  Columbia Variable Portfolio - Marsico International Opportunities
  Fund (Class 2)                                                                   -               -             -               -

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
  Columbia Variable Portfolio - Diversified Equity Income Fund                     -  $            -             -  $            -

AMERICAN FUNDS INSURANCE SERIES:
  Asset Allocation Fund (Class 2)                                                  -               -             -               -
  Global Growth Fund (Class 2)                                                     -               -             -               -
  Growth Fund (Class 2)                                                            -               -             -               -
  Growth-Income Fund (Class 2)                                                     -               -             -               -
  Asset Allocation Fund (Class 3)                                                  -               -             -               -
  Cash Management Fund (Class 3)                                                   -               -             -               -
  Growth Fund (Class 3)                                                            -               -             -               -
  Growth-Income Fund (Class 3)                                                     -               -             -               -
  High-Income Bond Fund (Class 3)                                                  -               -             -               -
  International Fund (Class 3)                                                     -               -             -               -
  U.S. Government/AAA-Rated Securities Fund (Class 3)                              -               -             -               -

LORD ABBETT SERIES FUND, INC. (Class VC):
  Growth and Income Portfolio                                              1,047,559  $         8.28             -  $            -
  Mid Cap Value Portfolio                                                          -               -             -               -

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
  Sterling Capital Select Equity VIF                                               -  $            -             -  $            -
  Sterling Capital Special Opportunities VIF                                       -               -             -               -
  Sterling Capital Strategic Allocation Equity VIF                                 -               -             -               -
  Sterling Capital Total Return Bond VIF                                           -               -             -               -

MTB GROUP OF FUNDS:
  MTB Managed Allocation Fund - Moderate Growth II                                 -  $            -             -  $            -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
  Franklin Income Securities Fund                                            434,536  $        10.33             -  $            -
  Franklin Templeton VIP Founding Funds Allocation Fund                      113,556            8.80             -               -

SEASONS SERIES TRUST (Class 3):
  Allocation Balanced Portfolio                                              474,687  $        11.17             -  $            -
  Allocation Growth Portfolio                                                122,701           10.08             -               -
  Allocation Moderate Growth Portfolio                                       806,898           10.41             -               -
  Allocation Moderate Portfolio                                              788,136           10.85             -               -
  Real Return Portfolio                                                    1,050,063           11.80             -               -

                                                                               Contracts With Total          Contracts With Total
                                                                              Expenses of 1.95% (7)         Expenses of 1.97% (4)
                                                                      -----------------------------  ----------------------------
                                                                       Accumulation   Unit value of  Accumulation   Unit value of
                                                                              units    accumulation         units    accumulation
Variable Accounts                                                       outstanding           units   outstanding           units
--------------------------------------------------------------------  -------------  --------------  ------------  --------------
SUNAMERICA SERIES TRUST (continued):
  Mid-Cap Growth Portfolio (Class 3)                                         26,110  $        10.99        88,364  $        10.51
  Real Estate Portfolio (Class 3)                                            77,331            8.14        49,184           22.17
  Small & Mid Cap Value Portfolio (Class 3)                                  96,712           10.86       116,022           17.58
  Small Company Value Portfolio (Class 3)                                    79,384            9.95        53,228            9.05
  Technology Portfolio (Class 3)                                             23,249            9.82       256,633            2.12
  Telecom Utility Portfolio (Class 3)                                         7,038           12.16         5,050           15.56
  Total Return Bond Portfolio (Class 3)                                     151,306           13.16         7,509           25.61

INVESCO VARIABLE INSURANCE FUNDS (Series II):
  Invesco Van Kampen V.I. Capital Growth Fund                                 4,937  $        10.62        19,166  $         9.64
  Invesco Van Kampen V.I. Comstock Fund                                      82,099            9.05       105,868           11.44
  Invesco Van Kampen V.I. Growth and Income Fund                            110,493            9.41       192,792           12.99

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
  Diversified International Account (Class 1)                                     -  $            -             -  $            -
  Equity Income Account (Class 1)                                                 -               -             -               -
  Government & High Quality Bond Account (Class 1)                                -               -             -               -
  Income Account (Class 1)                                                        -               -             -               -
  LargeCap Blend Account II (Class 1)                                             -               -             -               -
  LargeCap Growth Account (Class 1)                                               -               -             -               -
  MidCap Blend Account (Class 1)                                                  -               -             -               -
  Money Market Account (Class 1)                                                  -               -             -               -
  Principal Capital Appreciation Account (Class 1)                                -               -             -               -
  Real Estate Securities Account (Class 1)                                        -               -             -               -
  SAM Balanced Portfolio (Class 1)                                                -               -             -               -
  SAM Conservative Balanced Portfolio (Class 1)                                   -               -             -               -
  SAM Conservative Growth Portfolio (Class 1)                                     -               -             -               -
  SAM Flexible Income Portfolio (Class 1)                                         -               -             -               -
  SAM Strategic Growth Portfolio (Class 1)                                        -               -             -               -
  Short-Term Income Account (Class 1)                                             -               -             -               -
  SmallCap Growth Account II (Class 1)                                            -               -             -               -
  SmallCap Value Account I (Class 1)                                              -               -             -               -
  Diversified International Account (Class 2)                                     -               -             -               -
  Equity Income Account (Class 2)                                                 -               -             -               -
  Government & High Quality Bond Account (Class 2)                                -               -             -               -
  Income Account (Class 2)                                                        -               -             -               -
  LargeCap Blend Account II (Class 2)                                             -               -             -               -
  LargeCap Growth Account (Class 2)                                               -               -             -               -
  MidCap Blend Account (Class 2)                                                  -               -             -               -
  Money Market Account (Class 2)                                                  -               -             -               -
  Principal Capital Appreciation Account (Class 2)                                -               -             -               -
  Real Estate Securities Account (Class 2)                                        -               -             -               -
  SAM Balanced Portfolio (Class 2)                                                -               -             -               -
  SAM Conservative Balanced Portfolio (Class 2)                                   -               -             -               -
  SAM Conservative Growth Portfolio (Class 2)                                     -               -             -               -
  SAM Flexible Income Portfolio (Class 2)                                         -               -             -               -
  SAM Strategic Growth Portfolio (Class 2)                                        -               -             -               -
  Short-Term Income Account (Class 2)                                             -               -             -               -
  SmallCap Growth Account II (Class 2)                                            -               -             -               -
  SmallCap Value Account I (Class 2)                                              -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
  Columbia Variable Portfolio - Asset Allocation Fund                             -  $            -             -  $            -
  Columbia Variable Portfolio - Small Company Growth Fund                         -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
  Columbia Variable Portfolio - High Income Fund (Class 1)                        -  $            -        21,608  $        18.58
  Columbia Variable Portfolio - Marsico Focused Equities
  Fund (Class 1)                                                                  -               -        99,373           10.54
  Columbia Variable Portfolio - Marsico Growth Fund (Class 1)                     -               -             -               -
  Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)               -               -             -               -
  Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)                     -               -             -               -
  Columbia Variable Portfolio - Marsico International Opportunities
  Fund (Class 2)                                                                  -               -             -               -

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
  Columbia Variable Portfolio - Diversified Equity Income Fund                    -  $            -             -  $            -

AMERICAN FUNDS INSURANCE SERIES:
  Asset Allocation Fund (Class 2)                                                 -               -             -               -
  Global Growth Fund (Class 2)                                                    -               -       154,168           19.80
  Growth Fund (Class 2)                                                           -               -       363,666           17.90
  Growth-Income Fund (Class 2)                                                    -               -       332,394           15.20
  Asset Allocation Fund (Class 3)                                                 -               -             -               -
  Cash Management Fund (Class 3)                                                  -               -             -               -
  Growth Fund (Class 3)                                                           -               -             -               -
  Growth-Income Fund (Class 3)                                                    -               -             -               -
  High-Income Bond Fund (Class 3)                                                 -               -             -               -
  International Fund (Class 3)                                                    -               -             -               -
  U.S. Government/AAA-Rated Securities Fund (Class 3)                             -               -             -               -

LORD ABBETT SERIES FUND, INC. (Class VC):
  Growth and Income Portfolio                                                50,607  $         8.34       103,024  $        10.46
  Mid Cap Value Portfolio                                                         -               -             -               -

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
  Sterling Capital Select Equity VIF                                              -  $            -            49  $         8.18
  Sterling Capital Special Opportunities VIF                                      -               -            26           13.78
  Sterling Capital Strategic Allocation Equity VIF                                -               -            26            8.73
  Sterling Capital Total Return Bond VIF                                          -               -            26           12.11

MTB GROUP OF FUNDS:
  MTB Managed Allocation Fund - Moderate Growth II                                -  $            -             -  $            -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
  Franklin Income Securities Fund                                            35,105  $        10.41             -  $            -
  Franklin Templeton VIP Founding Funds Allocation Fund                      13,720            8.77             -               -

SEASONS SERIES TRUST (Class 3):
  Allocation Balanced Portfolio                                              20,339  $        11.01             -  $            -
  Allocation Growth Portfolio                                                45,099            9.96             -               -
  Allocation Moderate Growth Portfolio                                      108,968           10.28             -               -
  Allocation Moderate Portfolio                                              36,886           10.71             -               -
  Real Return Portfolio                                                      62,356           11.57             -               -

---------
(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.

(2) Offered in Polaris and Polaris II products.

(3) Offered in PolarisAmerica product.

(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.

(6) Offered in WM Diversified Strategies III product.

(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                                                                  Contracts With Total          Contracts With Total
                                                                     Expenses of 2.02%             Expenses of 2.05%
                                                          ----------------------------   ---------------------------
                                                          Accumulation   Unit value of  Accumulation   Unit value of
                                                                 units    accumulation         units    accumulation
Variable Accounts                                          outstanding           units   outstanding           units
--------------------------------------------------------  ------------  --------------  ------------  --------------
ANCHOR SERIES TRUST:
  Asset Allocation Portfolio (Class 1)                               -  $            -             -  $            -
  Capital Appreciation Portfolio (Class 1)                           -               -             -               -
  Government and Quality Bond Portfolio (Class 1)                    -               -             -               -
  Growth Portfolio (Class 1)                                         -               -             -               -
  Natural Resources Portfolio (Class 1)                              -               -             -               -
  Asset Allocation Portfolio (Class 2)                               -               -             -               -
  Capital Appreciation Portfolio (Class 2)                           -               -             -               -
  Government and Quality Bond Portfolio (Class 2)                    -               -             -               -
  Growth Portfolio (Class 2)                                         -               -             -               -
  Natural Resources Portfolio (Class 2)                              -               -             -               -
  Asset Allocation Portfolio (Class 3)                           1,120           26.02           168           11.00
  Capital Appreciation Portfolio (Class 3)                      69,108           45.18         4,012           11.52
  Government and Quality Bond Portfolio (Class 3)              146,315           19.76         5,304           11.73
  Growth Portfolio (Class 3)                                    12,779           29.08            10            9.30
  Natural Resources Portfolio (Class 3)                         39,763           43.58         1,604            9.56

SUNAMERICA SERIES TRUST:
  Aggressive Growth Portfolio (Class 1)                              -  $            -             -  $            -
  Alliance Growth Portfolio (Class 1)                                -               -             -               -
  Balanced Portfolio (Class 1)                                       -               -             -               -
  Blue Chip Growth Portfolio (Class 1)                               -               -             -               -
  Capital Growth Portfolio (Class 1)                                 -               -             -               -
  Cash Management Portfolio (Class 1)                                -               -             -               -
  Corporate Bond Portfolio (Class 1)                                 -               -             -               -
  Davis Venture Value Portfolio (Class 1)                            -               -             -               -
  "Dogs" of Wall Street Portfolio (Class 1)                          -               -             -               -
  Emerging Markets Portfolio (Class 1)                               -               -             -               -
  Equity Opportunities Portfolio (Class 1)                           -               -             -               -
  Fundamental Growth Portfolio (Class 1)                             -               -             -               -
  Global Bond Portfolio (Class 1)                                    -               -             -               -
  Global Equities Portfolio (Class 1)                                -               -             -               -
  Growth Opportunities Portfolio (Class 1)                           -               -             -               -
  Growth-Income Portfolio (Class 1)                                  -               -             -               -
  High-Yield Bond Portfolio (Class 1)                                -               -             -               -
  International Diversified Equities Portfolio (Class 1)             -               -             -               -
  International Growth and Income Portfolio (Class 1)                -               -             -               -
  Marsico Focused Growth Portfolio (Class 1)                         -               -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 1)              -               -             -               -
  MFS Total Return Portfolio (Class 1)                               -               -             -               -
  Mid-Cap Growth Portfolio (Class 1)                                 -               -             -               -
  Real Estate Portfolio (Class 1)                                    -               -             -               -
  Technology Portfolio (Class 1)                                     -               -             -               -
  Telecom Utility Portfolio (Class 1)                                -               -             -               -
  Total Return Bond Portfolio (Class 1)                              -               -             -               -
  Aggressive Growth Portfolio (Class 2)                              -               -             -               -
  Alliance Growth Portfolio (Class 2)                                -               -             -               -
  Balanced Portfolio (Class 2)                                       -               -             -               -
  Blue Chip Growth Portfolio (Class 2)                               -               -             -               -
  Capital Growth Portfolio (Class 2)                                 -               -             -               -
  Cash Management Portfolio (Class 2)                                -               -             -               -
  Corporate Bond Portfolio (Class 2)                                 -               -             -               -
  Davis Venture Value Portfolio (Class 2)                            -               -             -               -
  "Dogs" of Wall Street Portfolio (Class 2)                          -               -             -               -
  Emerging Markets Portfolio (Class 2)                               -               -             -               -
  Equity Opportunities Portfolio (Class 2)                           -               -             -               -
  Foreign Value Portfolio (Class 2)                                  -               -             -               -
  Fundamental Growth Portfolio (Class 2)                             -               -             -               -
  Global Bond Portfolio (Class 2)                                    -               -             -               -
  Global Equities Portfolio (Class 2)                                -               -             -               -
  Growth Opportunities Portfolio (Class 2)                           -               -             -               -
  Growth-Income Portfolio (Class 2)                                  -               -             -               -
  High-Yield Bond Portfolio (Class 2)                                -               -             -               -
  International Diversified Equities Portfolio (Class 2)             -               -             -               -
  International Growth and Income Portfolio (Class 2)                -               -             -               -
  Marsico Focused Growth Portfolio (Class 2)                         -               -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 2)              -               -             -               -
  MFS Total Return Portfolio (Class 2)                               -               -             -               -
  Mid-Cap Growth Portfolio (Class 2)                                 -               -             -               -
  Real Estate Portfolio (Class 2)                                    -               -             -               -
  Small & Mid Cap Value Portfolio (Class 2)                          -               -             -               -
  Technology Portfolio (Class 2)                                     -               -             -               -
  Telecom Utility Portfolio (Class 2)                                -               -             -               -
  Total Return Bond Portfolio (Class 2)                              -               -             -               -
  Aggressive Growth Portfolio (Class 3)                          2,020           12.02            36            7.77
  Alliance Growth Portfolio (Class 3)                            5,071           29.63            10            9.63
  American Funds Asset Allocation SAST Portfolio (Class 3)      96,994            9.89            30            9.55
  American Funds Global Growth SAST Portfolio (Class 3)        164,058            9.80         3,278            9.84
  American Funds Growth SAST Portfolio (Class 3)               402,316            9.43         1,233            9.35
  American Funds Growth-Income SAST Portfolio (Class 3)        272,042            8.77           986            8.90
  Balanced Portfolio (Class 3)                                  11,311           15.79            20           10.43
  Blue Chip Growth Portfolio (Class 3)                          68,613            5.59           288            9.56
  Capital Growth Portfolio (Class 3)                            55,433            6.91            29            8.99
  Cash Management Portfolio (Class 3)                           26,934           12.28            28            9.32
  Corporate Bond Portfolio (Class 3)                           192,048           23.48           173           13.63
  Davis Venture Value Portfolio (Class 3)                       77,880           31.81         5,550            9.06
  "Dogs" of Wall Street Portfolio (Class 3)                     28,619           12.99            29           11.02
  Emerging Markets Portfolio (Class 3)                          65,207           15.88           611           10.01
  Equity Opportunities Portfolio (Class 3)                       1,112           17.22            32            9.18
  Foreign Value Portfolio (Class 3)                             73,611           14.07         3,329            8.04
  Fundamental Growth Portfolio (Class 3)                        37,547           15.75            15            9.27
  Global Bond Portfolio (Class 3)                               31,387           22.19         2,543           12.77
  Global Equities Portfolio (Class 3)                           26,897           17.48         1,693            8.33
  Growth Opportunities Portfolio (Class 3)                     130,860            5.53           218           10.79
  Growth-Income Portfolio (Class 3)                              1,933           26.96            31            9.33
  High-Yield Bond Portfolio (Class 3)                           13,153           21.41            15           10.55
  International Diversified Equities Portfolio (Class 3)        47,224           10.61            10            8.13
  International Growth and Income Portfolio (Class 3)           80,106           11.28            13            6.75
  Marsico Focused Growth Portfolio (Class 3)                    19,805           10.81           119            9.88
  MFS Massachusetts Investors Trust Portfolio (Class 3)         24,248           21.10           302            9.90
  MFS Total Return Portfolio (Class 3)                          30,953           26.42           121           10.17

                                                                  Contracts With Total         Contracts With Total
                                                                     Expenses of 2.15%            Expenses of 2.17%
                                                          ----------------------------  ---------------------------
                                                          Accumulation   Unit value of  Accumulation  Unit value of
                                                                 units    accumulation         units   accumulation
Variable Accounts                                          outstanding           units   outstanding          units
--------------------------------------------------------  ------------  --------------  ------------  -------------
ANCHOR SERIES TRUST:
  Asset Allocation Portfolio (Class 1)                               -  $            -             -  $            -
  Capital Appreciation Portfolio (Class 1)                           -               -             -               -
  Government and Quality Bond Portfolio (Class 1)                    -               -             -               -
  Growth Portfolio (Class 1)                                         -               -             -               -
  Natural Resources Portfolio (Class 1)                              -               -             -               -
  Asset Allocation Portfolio (Class 2)                               -               -             -               -
  Capital Appreciation Portfolio (Class 2)                           -               -             -               -
  Government and Quality Bond Portfolio (Class 2)                    -               -             -               -
  Growth Portfolio (Class 2)                                         -               -             -               -
  Natural Resources Portfolio (Class 2)                              -               -             -               -
  Asset Allocation Portfolio (Class 3)                             484           11.11         1,958           25.66
  Capital Appreciation Portfolio (Class 3)                      15,842           11.55        10,843           44.85
  Government and Quality Bond Portfolio (Class 3)               26,730           11.84        47,541           19.62
  Growth Portfolio (Class 3)                                     5,468            9.48             5           28.69
  Natural Resources Portfolio (Class 3)                          3,959            9.64         8,788           43.22

SUNAMERICA SERIES TRUST:
  Aggressive Growth Portfolio (Class 1)                              -  $            -             -  $            -
  Alliance Growth Portfolio (Class 1)                                -               -             -               -
  Balanced Portfolio (Class 1)                                       -               -             -               -
  Blue Chip Growth Portfolio (Class 1)                               -               -             -               -
  Capital Growth Portfolio (Class 1)                                 -               -             -               -
  Cash Management Portfolio (Class 1)                                -               -             -               -
  Corporate Bond Portfolio (Class 1)                                 -               -             -               -
  Davis Venture Value Portfolio (Class 1)                            -               -             -               -
  "Dogs" of Wall Street Portfolio (Class 1)                          -               -             -               -
  Emerging Markets Portfolio (Class 1)                               -               -             -               -
  Equity Opportunities Portfolio (Class 1)                           -               -             -               -
  Fundamental Growth Portfolio (Class 1)                             -               -             -               -
  Global Bond Portfolio (Class 1)                                    -               -             -               -
  Global Equities Portfolio (Class 1)                                -               -             -               -
  Growth Opportunities Portfolio (Class 1)                           -               -             -               -
  Growth-Income Portfolio (Class 1)                                  -               -             -               -
  High-Yield Bond Portfolio (Class 1)                                -               -             -               -
  International Diversified Equities Portfolio (Class 1)             -               -             -               -
  International Growth and Income Portfolio (Class 1)                -               -             -               -
  Marsico Focused Growth Portfolio (Class 1)                         -               -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 1)              -               -             -               -
  MFS Total Return Portfolio (Class 1)                               -               -             -               -
  Mid-Cap Growth Portfolio (Class 1)                                 -               -             -               -
  Real Estate Portfolio (Class 1)                                    -               -             -               -
  Technology Portfolio (Class 1)                                     -               -             -               -
  Telecom Utility Portfolio (Class 1)                                -               -             -               -
  Total Return Bond Portfolio (Class 1)                              -               -             -               -
  Aggressive Growth Portfolio (Class 2)                              -               -             -               -
  Alliance Growth Portfolio (Class 2)                                -               -             -               -
  Balanced Portfolio (Class 2)                                       -               -             -               -
  Blue Chip Growth Portfolio (Class 2)                               -               -             -               -
  Capital Growth Portfolio (Class 2)                                 -               -             -               -
  Cash Management Portfolio (Class 2)                                -               -             -               -
  Corporate Bond Portfolio (Class 2)                                 -               -             -               -
  Davis Venture Value Portfolio (Class 2)                            -               -             -               -
  "Dogs" of Wall Street Portfolio (Class 2)                          -               -             -               -
  Emerging Markets Portfolio (Class 2)                               -               -             -               -
  Equity Opportunities Portfolio (Class 2)                           -               -             -               -
  Foreign Value Portfolio (Class 2)                                  -               -             -               -
  Fundamental Growth Portfolio (Class 2)                             -               -             -               -
  Global Bond Portfolio (Class 2)                                    -               -             -               -
  Global Equities Portfolio (Class 2)                                -               -             -               -
  Growth Opportunities Portfolio (Class 2)                           -               -             -               -
  Growth-Income Portfolio (Class 2)                                  -               -             -               -
  High-Yield Bond Portfolio (Class 2)                                -               -             -               -
  International Diversified Equities Portfolio (Class 2)             -               -             -               -
  International Growth and Income Portfolio (Class 2)                -               -             -               -
  Marsico Focused Growth Portfolio (Class 2)                         -               -             -               -
  MFS Massachusetts Investors Trust Portfolio (Class 2)              -               -             -               -
  MFS Total Return Portfolio (Class 2)                               -               -             -               -
  Mid-Cap Growth Portfolio (Class 2)                                 -               -             -               -
  Real Estate Portfolio (Class 2)                                    -               -             -               -
  Small & Mid Cap Value Portfolio (Class 2)                          -               -             -               -
  Technology Portfolio (Class 2)                                     -               -             -               -
  Telecom Utility Portfolio (Class 2)                                -               -             -               -
  Total Return Bond Portfolio (Class 2)                              -               -             -               -
  Aggressive Growth Portfolio (Class 3)                            460            7.99         1,409           11.93
  Alliance Growth Portfolio (Class 3)                              374            9.82         2,088           29.48
  American Funds Asset Allocation SAST Portfolio (Class 3)      19,955            9.92        50,324            9.78
  American Funds Global Growth SAST Portfolio (Class 3)         26,737            9.93       154,217            9.75
  American Funds Growth SAST Portfolio (Class 3)                19,432            9.46        90,146            9.38
  American Funds Growth-Income SAST Portfolio (Class 3)         28,998            8.99        85,763            8.72
  Balanced Portfolio (Class 3)                                   7,220           10.54             8           15.56
  Blue Chip Growth Portfolio (Class 3)                           4,485            9.65        47,077            5.57
  Capital Growth Portfolio (Class 3)                                12            9.27           654            6.83
  Cash Management Portfolio (Class 3)                               11            9.51         8,251           12.10
  Corporate Bond Portfolio (Class 3)                            22,554           13.83        41,213           23.32
  Davis Venture Value Portfolio (Class 3)                       20,269            9.17        21,999           31.59
  "Dogs" of Wall Street Portfolio (Class 3)                      3,666           11.29         4,140           12.84
  Emerging Markets Portfolio (Class 3)                           8,323           10.08        31,605           15.78
  Equity Opportunities Portfolio (Class 3)                          12            9.35           637           17.01
  Foreign Value Portfolio (Class 3)                             44,264            8.12        80,257           13.99
  Fundamental Growth Portfolio (Class 3)                            11            9.45         2,441           15.65
  Global Bond Portfolio (Class 3)                                8,217           12.91        22,226           22.05
  Global Equities Portfolio (Class 3)                              440            8.34         3,607           17.38
  Growth Opportunities Portfolio (Class 3)                      12,538           10.91       108,109            5.50
  Growth-Income Portfolio (Class 3)                             30,930            9.42         2,956           26.66
  High-Yield Bond Portfolio (Class 3)                            2,917           10.91        17,301           21.25
  International Diversified Equities Portfolio (Class 3)         2,540            8.21        33,368           10.54
  International Growth and Income Portfolio (Class 3)            3,531            6.82         7,452           11.17
  Marsico Focused Growth Portfolio (Class 3)                     7,837           10.16        28,721           10.74
  MFS Massachusetts Investors Trust Portfolio (Class 3)         26,614            9.97        34,606           20.98
  MFS Total Return Portfolio (Class 3)                          12,616           10.34         1,299           26.04

-------------
(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.

(2) Offered in Polaris and Polaris II products.

(3) Offered in PolarisAmerica product.

(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.

(6) Offered in WM Diversified Strategies III product.

(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)


                                                                                Contracts With Total          Contracts With Total
                                                                                   Expenses of 2.02%             Expenses of 2.05%
                                                                        ----------------------------  ----------------------------
                                                                        Accumulation   Unit value of  Accumulation   Unit value of
                                                                               units    accumulation         units    accumulation
Variable Accounts                                                        outstanding           units   outstanding           units
----------------------------------------------------------------------  ------------  --------------  ------------  --------------
SUNAMERICA SERIES TRUST (continued):
  Mid-Cap Growth Portfolio (Class 3)                                          18,870  $        10.50           100  $        10.62
  Real Estate Portfolio (Class 3)                                             50,780           22.23           253            8.01
  Small & Mid Cap Value Portfolio (Class 3)                                   78,875           17.66         4,172           10.69
  Small Company Value Portfolio (Class 3)                                     73,608            9.02           241            9.76
  Technology Portfolio (Class 3)                                             165,360            2.13            39            9.65
  Telecom Utility Portfolio (Class 3)                                         14,273           16.13            21           11.94
  Total Return Bond Portfolio (Class 3)                                       71,645           26.18         1,791           13.03

INVESCO VARIABLE INSURANCE FUNDS (Series II):
  Invesco Van Kampen V.I. Capital Growth Fund                                  2,851  $         9.48           784  $        10.62
  Invesco Van Kampen V.I. Comstock Fund                                       68,103           11.52         2,598            8.92
  Invesco Van Kampen V.I. Growth and Income Fund                             102,486           13.00           354            9.22

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
  Diversified International Account (Class 1)                                      -  $            -             -  $            -
  Equity Income Account (Class 1)                                                  -               -             -               -
  Government & High Quality Bond Account (Class 1)                                 -               -             -               -
  Income Account (Class 1)                                                         -               -             -               -
  LargeCap Blend Account II (Class 1)                                              -               -             -               -
  LargeCap Growth Account (Class 1)                                                -               -             -               -
  MidCap Blend Account (Class 1)                                                   -               -             -               -
  Money Market Account (Class 1)                                                   -               -             -               -
  Principal Capital Appreciation Account (Class 1)                                 -               -             -               -
  Real Estate Securities Account (Class 1)                                         -               -             -               -
  SAM Balanced Portfolio (Class 1)                                                 -               -             -               -
  SAM Conservative Balanced Portfolio (Class 1)                                    -               -             -               -
  SAM Conservative Growth Portfolio (Class 1)                                      -               -             -               -
  SAM Flexible Income Portfolio (Class 1)                                          -               -             -               -
  SAM Strategic Growth Portfolio (Class 1)                                         -               -             -               -
  Short-Term Income Account (Class 1)                                              -               -             -               -
  SmallCap Growth Account II (Class 1)                                             -               -             -               -
  SmallCap Value Account I (Class 1)                                               -               -             -               -
  Diversified International Account (Class 2)                                      -               -             -               -
  Equity Income Account (Class 2)                                                  4            8.96             -               -
  Government & High Quality Bond Account (Class 2)                                 -               -             -               -
  Income Account (Class 2)                                                         -               -             -               -
  LargeCap Blend Account II (Class 2)                                              -               -             -               -
  LargeCap Growth Account (Class 2)                                                -               -             -               -
  MidCap Blend Account (Class 2)                                                   -               -             -               -
  Money Market Account (Class 2)                                                   -               -             -               -
  Principal Capital Appreciation Account (Class 2)                                 -               -             -               -
  Real Estate Securities Account (Class 2)                                         -               -             -               -
  SAM Balanced Portfolio (Class 2)                                                 4            9.83             -               -
  SAM Conservative Balanced Portfolio (Class 2)                                    6           10.73             -               -
  SAM Conservative Growth Portfolio (Class 2)                                      4            9.59             -               -
  SAM Flexible Income Portfolio (Class 2)                                          4           11.02             -               -
  SAM Strategic Growth Portfolio (Class 2)                                         7           10.26             -               -
  Short-Term Income Account (Class 2)                                              -               -             -               -
  SmallCap Growth Account II (Class 2)                                             -               -             -               -
  SmallCap Value Account I (Class 2)                                               -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
  Columbia Variable Portfolio - Asset Allocation Fund                             11  $        10.93             -  $            -
  Columbia Variable Portfolio - Small Company Growth Fund                         13           10.95             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
  Columbia Variable Portfolio - High Income Fund (Class 1)                     2,475  $        18.69             -  $            -
  Columbia Variable Portfolio - Marsico Focused Equities Fund (Class 1)        2,541           10.52             -               -
  Columbia Variable Portfolio - Marsico Growth Fund (Class 1)                     13           10.00             -               -
  Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)               10           12.68             -               -
  Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)                     16            9.71             -               -
  Columbia Variable Portfolio - Marsico International Opportunities
  Fund (Class 2)                                                                   8           14.08             -               -

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
  Columbia Variable Portfolio - Diversified Equity Income Fund                    12  $         9.95             -  $            -

AMERICAN FUNDS INSURANCE SERIES:
  Asset Allocation Fund (Class 2)                                                  -               -             -               -
  Global Growth Fund (Class 2)                                                     -               -             -               -
  Growth Fund (Class 2)                                                            -               -             -               -
  Growth-Income Fund (Class 2)                                                     -               -             -               -
  Asset Allocation Fund (Class 3)                                                  -               -             -               -
  Cash Management Fund (Class 3)                                                   -               -             -               -
  Growth Fund (Class 3)                                                            -               -             -               -
  Growth-Income Fund (Class 3)                                                     -               -             -               -
  High-Income Bond Fund (Class 3)                                                  -               -             -               -
  International Fund (Class 3)                                                     -               -             -               -
  U.S. Government/AAA-Rated Securities Fund (Class 3)                              -               -             -               -

LORD ABBETT SERIES FUND, INC. (Class VC):
  Growth and Income Portfolio                                                 97,477  $        10.56           199  $         8.18
  Mid Cap Value Portfolio                                                          -               -             -               -

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
  Sterling Capital Select Equity VIF                                              47  $         8.33             -  $            -
  Sterling Capital Special Opportunities VIF                                  14,930           13.82             -               -
  Sterling Capital Strategic Allocation Equity VIF                                25            8.86             -               -
  Sterling Capital Total Return Bond VIF                                          27           12.24             -               -

MTB GROUP OF FUNDS:
  MTB Managed Allocation Fund - Moderate Growth II                                 -  $            -             -  $            -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
  Franklin Income Securities Fund                                             48,236  $        10.24           202  $        10.24
  Franklin Templeton VIP Founding Funds Allocation Fund                       67,623            8.72            32            8.61

SEASONS SERIES TRUST (Class 3):
  Allocation Balanced Portfolio                                               10,484  $        11.16             -  $            -
  Allocation Growth Portfolio                                                 32,153           10.12             -               -
  Allocation Moderate Growth Portfolio                                        73,314           10.46             -               -
  Allocation Moderate Portfolio                                               22,138           10.88             -               -
  Real Return Portfolio                                                       42,271           11.78           158           11.41

                                                                                 Contracts With Total          Contracts With Total
                                                                                    Expenses of 2.15%             Expenses of 2.17%
                                                                         ----------------------------  ----------------------------
                                                                         Accumulation   Unit value of  Accumulation   Unit value of
                                                                                units    accumulation         units    accumulation
Variable Accounts                                                         outstanding           units   outstanding           units
-----------------------------------------------------------------------  ------------  --------------  ------------  --------------
SUNAMERICA SERIES TRUST (continued):
  Mid-Cap Growth Portfolio (Class 3)                                            5,011  $        10.98        49,084  $        10.42
  Real Estate Portfolio (Class 3)                                              19,502            8.08        31,842           22.10
  Small & Mid Cap Value Portfolio (Class 3)                                    34,784           10.80        64,603           17.55
  Small Company Value Portfolio (Class 3)                                      14,099            9.91        58,909            8.98
  Technology Portfolio (Class 3)                                                   11            9.78           758            2.10
  Telecom Utility Portfolio (Class 3)                                             157           12.09         1,258           15.99
  Total Return Bond Portfolio (Class 3)                                        53,078           13.12        82,466           26.04

INVESCO VARIABLE INSURANCE FUNDS (Series II):
  Invesco Van Kampen V.I. Capital Growth Fund                                      10  $        10.63            15  $         9.32
  Invesco Van Kampen V.I. Comstock Fund                                        23,980            9.00        95,620           11.46
  Invesco Van Kampen V.I. Growth and Income Fund                               28,276            9.35        70,473           12.91

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
  Diversified International Account (Class 1)                                       -  $            -             -  $            -
  Equity Income Account (Class 1)                                                   -               -             -               -
  Government & High Quality Bond Account (Class 1)                                  -               -             -               -
  Income Account (Class 1)                                                          -               -             -               -
  LargeCap Blend Account II (Class 1)                                               -               -             -               -
  LargeCap Growth Account (Class 1)                                                 -               -             -               -
  MidCap Blend Account (Class 1)                                                    -               -             -               -
  Money Market Account (Class 1)                                                    -               -             -               -
  Principal Capital Appreciation Account (Class 1)                                  -               -             -               -
  Real Estate Securities Account (Class 1)                                          -               -             -               -
  SAM Balanced Portfolio (Class 1)                                                  -               -             -               -
  SAM Conservative Balanced Portfolio (Class 1)                                     -               -             -               -
  SAM Conservative Growth Portfolio (Class 1)                                       -               -             -               -
  SAM Flexible Income Portfolio (Class 1)                                           -               -             -               -
  SAM Strategic Growth Portfolio (Class 1)                                          -               -             -               -
  Short-Term Income Account (Class 1)                                               -               -             -               -
  SmallCap Growth Account II (Class 1)                                              -               -             -               -
  SmallCap Value Account I (Class 1)                                                -               -             -               -
  Diversified International Account (Class 2)                                       -               -             -               -
  Equity Income Account (Class 2)                                                   -               -            15            8.86
  Government & High Quality Bond Account (Class 2)                                  -               -             -               -
  Income Account (Class 2)                                                          -               -             -               -
  LargeCap Blend Account II (Class 2)                                               -               -             -               -
  LargeCap Growth Account (Class 2)                                                 -               -             -               -
  MidCap Blend Account (Class 2)                                                    -               -             -               -
  Money Market Account (Class 2)                                                    -               -             -               -
  Principal Capital Appreciation Account (Class 2)                                  -               -             -               -
  Real Estate Securities Account (Class 2)                                          -               -             -               -
  SAM Balanced Portfolio (Class 2)                                                  -               -            12            9.64
  SAM Conservative Balanced Portfolio (Class 2)                                     -               -            11           10.34
  SAM Conservative Growth Portfolio (Class 2)                                       -               -            13            9.54
  SAM Flexible Income Portfolio (Class 2)                                           -               -            10           10.73
  SAM Strategic Growth Portfolio (Class 2)                                          -               -            12            9.92
  Short-Term Income Account (Class 2)                                               -               -             -               -
  SmallCap Growth Account II (Class 2)                                              -               -             -               -
  SmallCap Value Account I (Class 2)                                                -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
  Columbia Variable Portfolio - Asset Allocation Fund                               -  $            -             -  $            -
  Columbia Variable Portfolio - Small Company Growth Fund                           -               -             -               -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
  Columbia Variable Portfolio - High Income Fund (Class 1)                          -  $            -         2,450  $        18.53
  Columbia Variable Portfolio - Marsico Focused Equities Fund (Class 1)             -               -        31,525           10.41
  Columbia Variable Portfolio - Marsico Growth Fund (Class 1)                       -               -             -               -
  Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)                 -               -             -               -
  Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)                       -               -             -               -
  Columbia Variable Portfolio - Marsico International Opportunities
  Fund (Class 2)                                                                    -               -             -               -

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
  Columbia Variable Portfolio - Diversified Equity Income Fund                      -  $            -             -  $            -

AMERICAN FUNDS INSURANCE SERIES:
  Asset Allocation Fund (Class 2)                                                   -               -             -               -
  Global Growth Fund (Class 2)                                                      -               -             -               -
  Growth Fund (Class 2)                                                             -               -             -               -
  Growth-Income Fund (Class 2)                                                      -               -             -               -
  Asset Allocation Fund (Class 3)                                                   -               -             -               -
  Cash Management Fund (Class 3)                                                    -               -             -               -
  Growth Fund (Class 3)                                                             -               -             -               -
  Growth-Income Fund (Class 3)                                                      -               -             -               -
  High-Income Bond Fund (Class 3)                                                   -               -             -               -
  International Fund (Class 3)                                                      -               -             -               -
  U.S. Government/AAA-Rated Securities Fund (Class 3)                               -               -             -               -

LORD ABBETT SERIES FUND, INC. (Class VC):
  Growth and Income Portfolio                                                  13,460  $         8.28        28,511  $        10.51
  Mid Cap Value Portfolio                                                           -               -             -               -

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
  Sterling Capital Select Equity VIF                                                -  $            -            30  $         8.20
  Sterling Capital Special Opportunities VIF                                        -               -            20           13.78
  Sterling Capital Strategic Allocation Equity VIF                                  -               -            29            8.83
  Sterling Capital Total Return Bond VIF                                            -               -            19           12.30

MTB GROUP OF FUNDS:
  MTB Managed Allocation Fund - Moderate Growth II                                  -  $            -             -  $            -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
  Franklin Income Securities Fund                                              10,220  $        10.31        62,878  $        10.18
  Franklin Templeton VIP Founding Funds Allocation Fund                         4,357            8.79        14,526            8.66

SEASONS SERIES TRUST (Class 3):
  Allocation Balanced Portfolio                                                20,054  $        11.16        30,750  $        11.17
  Allocation Growth Portfolio                                                      11           10.07        12,282           10.03
  Allocation Moderate Growth Portfolio                                         34,316           10.40        23,233           10.40
  Allocation Moderate Portfolio                                                26,647           10.83         5,495           10.83
  Real Return Portfolio                                                        20,193           11.80        79,037           11.75

----------------
(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II, Polaris Choice III, and Polaris Preferred Solution products.

(2) Offered in Polaris and Polaris II products.

(3) Offered in PolarisAmerica product.

(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.

(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.

(6) Offered in WM Diversified Strategies III product.

(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                      Contracts With Total Expenses of 2.30%
                                                                                --------------------------------------------
                                                                                                               Unit value of
                                                                                Accumulation units              Accumulation
Variable Accounts                                                                      outstanding                     units
----------------------------------------------------------------------------------------------------------------------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                                                          -         $               -
   Capital Appreciation Portfolio (Class 1)                                                      -                         -
   Government and Quality Bond Portfolio (Class 1)                                               -                         -
   Growth Portfolio (Class 1)                                                                    -                         -
   Natural Resources Portfolio (Class 1)                                                         -                         -
   Asset Allocation Portfolio (Class 2)                                                          -                         -
   Capital Appreciation Portfolio (Class 2)                                                      -                         -
   Government and Quality Bond Portfolio (Class 2)                                               -                         -
   Growth Portfolio (Class 2)                                                                    -                         -
   Natural Resources Portfolio (Class 2)                                                         -                         -
   Asset Allocation Portfolio (Class 3)                                                         12                     10.96
   Capital Appreciation Portfolio (Class 3)                                                 53,651                     11.45
   Government and Quality Bond Portfolio (Class 3)                                          60,580                     11.72
   Growth Portfolio (Class 3)                                                                   15                      9.31
   Natural Resources Portfolio (Class 3)                                                    12,420                      9.34

SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                                                         -         $               -
   Alliance Growth Portfolio (Class 1)                                                           -                         -
   Balanced Portfolio (Class 1)                                                                  -                         -
   Blue Chip Growth Portfolio (Class 1)                                                          -                         -
   Capital Growth Portfolio (Class 1)                                                            -                         -
   Cash Management Portfolio (Class 1)                                                           -                         -
   Corporate Bond Portfolio (Class 1)                                                            -                         -
   Davis Venture Value Portfolio (Class 1)                                                       -                         -
   "Dogs" of Wall Street Portfolio (Class 1)                                                     -                         -
   Emerging Markets Portfolio (Class 1)                                                          -                         -
   Equity Opportunities Portfolio (Class 1)                                                      -                         -
   Fundamental Growth Portfolio (Class 1)                                                        -                         -
   Global Bond Portfolio (Class 1)                                                               -                         -
   Global Equities Portfolio (Class 1)                                                           -                         -
   Growth Opportunities Portfolio (Class 1)                                                      -                         -
   Growth-Income Portfolio (Class 1)                                                             -                         -
   High-Yield Bond Portfolio (Class 1)                                                           -                         -
   International Diversified Equities Portfolio (Class 1)                                        -                         -
   International Growth and Income Portfolio (Class 1)                                           -                         -
   Marsico Focused Growth Portfolio (Class 1)                                                    -                         -
   MFS Massachusetts Investors Trust Portfolio (Class 1)                                         -                         -
   MFS Total Return Portfolio (Class 1)                                                          -                         -
   Mid-Cap Growth Portfolio (Class 1)                                                            -                         -
   Real Estate Portfolio (Class 1)                                                               -                         -
   Technology Portfolio (Class 1)                                                                -                         -
   Telecom Utility Portfolio (Class 1)                                                           -                         -
   Total Return Bond Portfolio (Class 1)                                                         -                         -
   Aggressive Growth Portfolio (Class 2)                                                         -                         -
   Alliance Growth Portfolio (Class 2)                                                           -                         -
   Balanced Portfolio (Class 2)                                                                  -                         -
   Blue Chip Growth Portfolio (Class 2)                                                          -                         -
   Capital Growth Portfolio (Class 2)                                                            -                         -
   Cash Management Portfolio (Class 2)                                                           -                         -
   Corporate Bond Portfolio (Class 2)                                                            -                         -
   Davis Venture Value Portfolio (Class 2)                                                       -                         -
   "Dogs" of Wall Street Portfolio (Class 2)                                                     -                         -
   Emerging Markets Portfolio (Class 2)                                                          -                         -
   Equity Opportunities Portfolio (Class 2)                                                      -                         -
   Foreign Value Portfolio (Class 2)                                                             -                         -
   Fundamental Growth Portfolio (Class 2)                                                        -                         -
   Global Bond Portfolio (Class 2)                                                               -                         -
   Global Equities Portfolio (Class 2)                                                           -                         -
   Growth Opportunities Portfolio (Class 2)                                                      -                         -
   Growth-Income Portfolio (Class 2)                                                             -                         -
   High-Yield Bond Portfolio (Class 2)                                                           -                         -
   International Diversified Equities Portfolio (Class 2)                                        -                         -
   International Growth and Income Portfolio (Class 2)                                           -                         -
   Marsico Focused Growth Portfolio (Class 2)                                                    -                         -
   MFS Massachusetts Investors Trust Portfolio (Class 2)                                         -                         -
   MFS Total Return Portfolio (Class 2)                                                          -                         -
   Mid-Cap Growth Portfolio (Class 2)                                                            -                         -
   Real Estate Portfolio (Class 2)                                                               -                         -
   Small & Mid Cap Value Portfolio (Class 2)                                                     -                         -
   Technology Portfolio (Class 2)                                                                -                         -
   Telecom Utility Portfolio (Class 2)                                                           -                         -
   Total Return Bond Portfolio (Class 2)                                                         -                         -
   Aggressive Growth Portfolio (Class 3)                                                       846                      7.87
   Alliance Growth Portfolio (Class 3)                                                       6,048                      9.72
   American Funds Asset Allocation SAST Portfolio (Class 3)                                 32,676                      9.81
   American Funds Global Growth SAST Portfolio (Class 3)                                   144,924                      9.84
   American Funds Growth SAST Portfolio (Class 3)                                           47,607                      9.36
   American Funds Growth-Income SAST Portfolio (Class 3)                                    61,621                      8.90
   Balanced Portfolio (Class 3)                                                                 13                     10.39
   Blue Chip Growth Portfolio (Class 3)                                                     21,998                      9.55
   Capital Growth Portfolio (Class 3)                                                        1,779                      9.13
   Cash Management Portfolio (Class 3)                                                      11,627                      9.31
   Corporate Bond Portfolio (Class 3)                                                       73,079                     13.69
   Davis Venture Value Portfolio (Class 3)                                                 102,236                      9.06
   "Dogs" of Wall Street Portfolio (Class 3)                                                 3,014                     11.11
   Emerging Markets Portfolio (Class 3)                                                     52,910                      9.98
   Equity Opportunities Portfolio (Class 3)                                                     15                      9.23
   Foreign Value Portfolio (Class 3)                                                       163,132                      8.04
   Fundamental Growth Portfolio (Class 3)                                                       15                      9.32
   Global Bond Portfolio (Class 3)                                                          25,603                     12.76
   Global Equities Portfolio (Class 3)                                                      15,034                      8.24
   Growth Opportunities Portfolio (Class 3)                                                 60,101                     10.81
   Growth-Income Portfolio (Class 3)                                                        39,720                      9.25
   High-Yield Bond Portfolio (Class 3)                                                      26,130                     10.72
   International Diversified Equities Portfolio (Class 3)                                   18,119                      8.11
   International Growth and Income Portfolio (Class 3)                                       1,202                      6.73
   Marsico Focused Growth Portfolio (Class 3)                                               30,617                     10.06
   MFS Massachusetts Investors Trust Portfolio (Class 3)                                    93,758                      9.87
   MFS Total Return Portfolio (Class 3)                                                     10,429                     10.22

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II,
    Polaris Choice III, and Polaris Preferred Solution products.
(2) Offered in Polaris and Polaris II products.
(3) Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6) Offered in WM Diversified Strategies III product.
(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                            VARIABLE SEPARATE ACCOUNT
                                       OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2011
                                  (continued)

                                                                                     Contracts With Total Expenses of 2.30%
                                                                                -------------------------------------------
Variable Accounts                                                                                             Unit value of
                                                                                Accumulation units             accumulation
                                                                                       outstanding                    units
---------------------------------------------------------------------------------------------------------------------------
SUNAMERICA SERIES TRUST(continued):
   Mid-Cap Growth Portfolio (Class 3)                                                       21,776    $               10.86
   Real Estate Portfolio (Class 3)                                                          70,801                     8.00
   Small & Mid Cap Value Portfolio (Class 3)                                               109,638                    10.70
   Small Company Value Portfolio (Class 3)                                                  63,520                     9.81
   Technology Portfolio (Class 3)                                                            1,130                     9.66
   Telecom Utility Portfolio (Class 3)                                                       3,570                    11.94
   Total Return Bond Portfolio (Class 3)                                                   180,510                    12.99

INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund                                               2,931    $               10.52
   Invesco Van Kampen V.I. Comstock Fund                                                    87,586                     8.91
   Invesco Van Kampen V.I. Growth and Income Fund                                          108,804                     9.25

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)                                                   -    $                   -
   Equity Income Account (Class 1)                                                               -                        -
   Government & High Quality Bond Account (Class 1)                                              -                        -
   Income Account (Class 1)                                                                      -                        -
   LargeCap Blend Account II (Class 1)                                                           -                        -
   LargeCap Growth Account (Class 1)                                                             -                        -
   MidCap Blend Account (Class 1)                                                                -                        -
   Money Market Account (Class 1)                                                                -                        -
   Principal Capital Appreciation Account (Class 1)                                              -                        -
   Real Estate Securities Account (Class 1)                                                      -                        -
   SAM Balanced Portfolio (Class 1)                                                              -                        -
   SAM Conservative Balanced Portfolio (Class 1)                                                 -                        -
   SAM Conservative Growth Portfolio (Class 1)                                                   -                        -
   SAM Flexible Income Portfolio (Class 1)                                                       -                        -
   SAM Strategic Growth Portfolio (Class 1)                                                      -                        -
   Short-Term Income Account (Class 1)                                                           -                        -
   SmallCap Growth Account II (Class 1)                                                          -                        -
   SmallCap Value Account I (Class 1)                                                            -                        -
   Diversified International Account (Class 2)                                                   -                        -
   Equity Income Account (Class 2)                                                               -                        -
   Government & High Quality Bond Account (Class 2)                                              -                        -
   Income Account (Class 2)                                                                      -                        -
   LargeCap Blend Account II (Class 2)                                                           -                        -
   LargeCap Growth Account (Class 2)                                                             -                        -
   MidCap Blend Account (Class 2)                                                                -                        -
   Money Market Account (Class 2)                                                                -                        -
   Principal Capital Appreciation Account (Class 2)                                              -                        -
   Real Estate Securities Account (Class 2)                                                      -                        -
   SAM Balanced Portfolio (Class 2)                                                              -                        -
   SAM Conservative Balanced Portfolio (Class 2)                                                 -                        -
   SAM Conservative Growth Portfolio (Class 2)                                                   -                        -
   SAM Flexible Income Portfolio (Class 2)                                                       -                        -
   SAM Strategic Growth Portfolio (Class 2)                                                      -                        -
   Short-Term Income Account (Class 2)                                                           -                        -
   SmallCap Growth Account II (Class 2)                                                          -                        -
   SmallCap Value Account I (Class 2)                                                            -                        -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
   Columbia Variable Portfolio - Asset Allocation Fund                                           -     $                   -
   Columbia Variable Portfolio - Small Company Growth Fund                                       -                         -

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia Variable Portfolio - High Income Fund (Class 1)                                      -     $                   -
   Columbia Variable Portfolio - Marsico Focused Equities Fund (Class 1)                         -                         -
   Columbia Variable Portfolio - Marsico Growth Fund (Class 1)                                   -                         -
   Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)                             -                         -
   Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)                                   -                         -
   Columbia Variable Portfolio - Marsico International Opportunities Fund (Class 2)              -                         -

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
   Columbia Variable Portfolio - Diversified Equity Income Fund                                 -     $                   -

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                                                              -                         -
   Global Growth Fund (Class 2)                                                                 -                         -
   Growth Fund (Class 2)                                                                        -                         -
   Growth-Income Fund (Class 2)                                                                 -                         -
   Asset Allocation Fund (Class 3)                                                              -                         -
   Cash Management Fund (Class 3)                                                               -                         -
   Growth Fund (Class 3)                                                                        -                         -
   Growth-Income Fund (Class 3)                                                                 -                         -
   High-Income Bond Fund (Class 3)                                                              -                         -
   International Fund (Class 3)                                                                 -                         -
   U.S. Government/AAA-Rated Securities Fund (Class 3)                                          -                         -

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                                             49,483     $                8.19
   Mid Cap Value Portfolio                                                                      -                         -

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
   Sterling Capital Select Equity VIF                                                           -     $                   -
   Sterling Capital Special Opportunities VIF                                                   -                         -
   Sterling Capital Strategic Allocation Equity VIF                                             -                         -
   Sterling Capital Total Return Bond VIF                                                       -                         -

MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II                                             -     $                   -

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                                         24,973     $               10.18
   Franklin Templeton VIP Founding Funds Allocation Fund                                    8,055                      8.66

SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                                                           37,148     $               11.04
   Allocation Growth Portfolio                                                            155,665                      9.94
   Allocation Moderate Growth Portfolio                                                    54,563                     10.29
   Allocation Moderate Portfolio                                                           39,640                     10.72
   Real Return Portfolio                                                                   81,143                     11.61

(1) Offered in Polaris Platinum, Polaris Protector, Polaris Platinum II,
    Polaris Choice III, and Polaris Preferred Solution products.
(2) Offered in Polaris and Polaris II products.
(3) Offered in PolarisAmerica product.
(4) Offered in Polaris Choice, Polaris Choice II, and Polaris Advisor products.
(5) Offered in WM Diversified Strategies, Polaris Preferred Solution,
    Polaris Platinum III, Polaris Advantage II, and Polaris Retirement Protector products.
(6) Offered in WM Diversified Strategies III product.
(7) Offered in Polaris Platinum III product.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       SCHEDULES OF PORTFOLIO INVESTMENTS
                               December 31, 2011

                                                                        Net Asset Value        Net Asset                    Level
Variable Accounts                                              Shares         Per Share            Value          Cost   (Note A)
---------------------------------------------------------------------------------------------------------------------------------
ANCHOR SERIES TRUST:
 Asset Allocation Portfolio (Class 1)                       9,725,306  $      13.03     $    126,687,967  $127,490,561          1
 Capital Appreciation Portfolio (Class 1)                   7,703,117         34.14          262,968,434   275,191,703          1
 Government and Quality Bond Portfolio (Class 1)            8,380,113         15.57          130,486,125   125,935,131          1
 Growth Portfolio (Class 1)                                 4,357,797         19.31           84,129,487    90,702,858          1
 Natural Resources Portfolio (Class 1)                      2,536,491         24.38           61,850,374    95,221,350          1
 Asset Allocation Portfolio (Class 2)                         750,279         13.00            9,754,826     9,652,073          1
 Capital Appreciation Portfolio (Class 2)                   1,505,481         33.69           50,722,731    50,840,244          1
 Government and Quality Bond Portfolio (Class 2)            3,836,595         15.56           59,710,741    57,707,668          1
 Growth Portfolio (Class 2)                                 1,358,496         19.30           26,217,903    28,117,879          1
 Natural Resources Portfolio (Class 2)                        573,418         24.29           13,926,958    19,250,625          1
 Asset Allocation Portfolio (Class 3)                       2,296,954         12.97           29,785,008    28,479,048          1
 Capital Appreciation Portfolio (Class 3)                  11,289,321         33.41          377,129,549   381,030,703          1
 Government and Quality Bond Portfolio (Class 3)           39,123,598         15.52          607,330,250   590,886,741          1
 Growth Portfolio (Class 3)                                 5,822,029         19.26          112,152,534   124,032,122          1
 Natural Resources Portfolio (Class 3)                      5,250,018         24.18          126,949,654   174,760,312          1

SUNAMERICA SERIES TRUST:
 Aggressive Growth Portfolio (Class 1)                      2,634,801  $       9.70     $     25,562,835  $ 31,305,135          1
 Alliance Growth Portfolio (Class 1)                        7,149,404         22.28          159,262,670   179,726,695          1
 Balanced Portfolio (Class 1)                               3,075,548         14.43           44,378,775    47,183,900          1
 Blue Chip Growth Portfolio (Class 1)                       1,229,664          6.91            8,492,720     8,507,159          1
 Capital Growth Portfolio (Class 1)                           647,675          8.49            5,501,152     4,951,870          1
 Cash Management Portfolio (Class 1)                        5,765,457         10.64           61,353,836    61,471,129          1
 Corporate Bond Portfolio (Class 1)                         7,684,115         13.30          102,171,318    92,728,915          1
 Davis Venture Value Portfolio (Class 1)                   18,351,767         21.90          401,886,328   399,986,042          1
 "Dogs" of Wall Street Portfolio (Class 1)                  2,609,354          8.51           22,214,939    20,339,515          1
 Emerging Markets Portfolio (Class 1)                       5,931,482          6.90           40,942,718    37,093,350          1
 Equity Opportunities Portfolio (Class 1)                   2,472,293         11.52           28,482,694    29,077,857          1
 Fundamental Growth Portfolio (Class 1)                     2,559,379         15.57           39,860,782    49,364,507          1
 Global Bond Portfolio (Class 1)                            4,011,893         12.47           50,020,778    48,738,447          1
 Global Equities Portfolio (Class 1)                        4,010,988         12.49           50,103,995    52,347,088          1
 Growth Opportunities Portfolio (Class 1)                   1,625,956          6.95           11,308,089    10,357,369          1
 Growth-Income Portfolio (Class 1)                          6,416,682         21.15          135,730,629   133,678,797          1
 High-Yield Bond Portfolio (Class 1)                       13,034,654          5.36           69,866,750    69,282,530          1
 International Diversified Equities Portfolio (Class 1)     5,402,058          7.57           40,914,617    52,192,538          1
 International Growth and Income Portfolio (Class 1)        5,774,333          7.61           43,948,329    64,722,577          1
 Marsico Focused Growth Portfolio (Class 1)                 1,508,364          9.01           13,591,254    11,624,302          1
 MFS Massachusetts Investors Trust Portfolio (Class 1)      3,640,020         13.63           49,597,158    45,520,789          1
 MFS Total Return Portfolio (Class 1)                      10,614,455         14.48          153,695,095   158,056,759          1
 Mid-Cap Growth Portfolio (Class 1)                         3,287,754         10.66           35,043,178    32,956,155          1
 Real Estate Portfolio (Class 1)                            2,666,593         12.59           33,576,000    30,888,411          1
 Technology Portfolio (Class 1)                             3,299,275          2.70            8,920,359     7,761,296          1
 Telecom Utility Portfolio (Class 1)                        1,527,928         11.07           16,911,434    16,584,918          1
 Total Return Bond Portfolio (Class 1)                      7,927,319          9.01           71,432,521    66,155,031          1
 Aggressive Growth Portfolio (Class 2)                        338,285          9.63            3,258,203     3,320,962          1
 Alliance Growth Portfolio (Class 2)                        1,019,296         22.23           22,661,038    18,879,044          1
 Balanced Portfolio (Class 2)                                 507,600         14.41            7,315,909     6,484,320          1
 Blue Chip Growth Portfolio (Class 2)                         449,146          6.90            3,100,051     2,772,252          1
 Capital Growth Portfolio (Class 2)                           250,857          8.39            2,105,184     1,900,239          1
 Cash Management Portfolio (Class 2)                        1,957,142         10.59           20,728,242    20,897,955          1
 Corporate Bond Portfolio (Class 2)                         2,295,178         13.28           30,470,985    27,714,404          1
 Davis Venture Value Portfolio (Class 2)                    2,953,317         21.88           64,611,242    64,675,504          1
 "Dogs" of Wall Street Portfolio (Class 2)                    761,314          8.50            6,473,714     5,665,826          1
 Emerging Markets Portfolio (Class 2)                       1,131,401          6.85            7,751,701     7,684,884          1
 Equity Opportunities Portfolio (Class 2)                     481,291         11.51            5,540,615     4,891,811          1
 Foreign Value Portfolio (Class 2)                          2,116,912         12.02           25,454,553    28,685,939          1
 Fundamental Growth Portfolio (Class 2)                       168,993         15.42            2,606,634     2,350,537          1
 Global Bond Portfolio (Class 2)                              965,774         12.39           11,970,760    11,730,926          1
 Global Equities Portfolio (Class 2)                          493,295         12.45            6,142,356     6,876,634          1
 Growth Opportunities Portfolio (Class 2)                     604,527          6.84            4,136,876     3,820,255          1
 Growth-Income Portfolio (Class 2)                            436,269         21.13            9,220,072     8,702,559          1
 High-Yield Bond Portfolio (Class 2)                        2,971,726          5.35           15,901,198    15,383,787          1
 International Diversified Equities Portfolio (Class 2)     2,576,984          7.53           19,413,669    20,147,832          1
 International Growth and Income Portfolio (Class 2)        1,138,580          7.63            8,692,564    11,882,769          1
 Marsico Focused Growth Portfolio (Class 2)                 1,607,335          8.92           14,335,763    13,486,568          1
 MFS Massachusetts Investors Trust Portfolio (Class 2)        819,620         13.62           11,161,526     9,463,908          1
 MFS Total Return Portfolio (Class 2)                       3,321,406         14.47           48,060,159    49,942,995          1
 Mid-Cap Growth Portfolio (Class 2)                         1,542,355         10.50           16,199,999    13,123,909          1
 Real Estate Portfolio (Class 2)                              772,503         12.56            9,699,869     8,708,164          1
 Small & Mid Cap Value Portfolio (Class 2)                  1,264,673         15.88           20,087,288    17,865,318          1
 Technology Portfolio (Class 2)                             1,113,238          2.66            2,966,373     2,569,646          1
 Telecom Utility Portfolio (Class 2)                          223,402         11.06            2,470,872     2,274,814          1
 Total Return Bond Portfolio (Class 2)                      2,199,638          8.97           19,724,689    18,889,757          1
 Aggressive Growth Portfolio (Class 3)                      1,808,001          9.56           17,292,016    16,596,585          1
 Alliance Growth Portfolio (Class 3)                        4,814,892         22.14          106,577,860    97,946,306          1
 American Funds Asset Allocation SAST Portfolio (Class 3)  10,098,413         10.04          101,357,620    96,887,814          1
 American Funds Global Growth SAST Portfolio (Class 3)     35,340,448          9.93          350,782,674   362,336,055          1
 American Funds Growth SAST Portfolio (Class 3)            25,286,613          9.28          234,636,328   234,072,139          1
 American Funds Growth-Income SAST Portfolio (Class 3)     21,106,169          8.99          189,664,824   193,435,612          1
 Balanced Portfolio (Class 3)                               2,479,722         14.39           35,694,977    34,233,463          1
 Blue Chip Growth Portfolio (Class 3)                       8,773,917          6.89           60,434,273    59,691,431          1
 Capital Growth Portfolio (Class 3)                         5,204,855          8.34           43,383,733    40,769,518          1
 Cash Management Portfolio (Class 3)                       18,067,301         10.55          190,669,336   191,187,439          1
 Corporate Bond Portfolio (Class 3)                        43,720,191         13.23          578,591,304   553,948,005          1
 Davis Venture Value Portfolio (Class 3)                   21,885,203         21.83          477,761,383   511,203,642          1
 "Dogs" of Wall Street Portfolio (Class 3)                  3,964,815          8.48           33,635,609    30,934,056          1
 Emerging Markets Portfolio (Class 3)                      20,803,327          6.81          141,712,285   139,697,044          1
 Equity Opportunities Portfolio (Class 3)                   2,268,236         11.50           26,076,886    23,655,014          1
 Foreign Value Portfolio (Class 3)                         37,170,159         12.01          446,498,835   509,334,961          1
 Fundamental Growth Portfolio (Class 3)                     4,626,256         15.30           70,790,422    68,500,446          1
 Global Bond Portfolio (Class 3)                           15,340,225         12.34          189,229,931   188,614,343          1
 Global Equities Portfolio (Class 3)                        2,144,257         12.41           26,612,803    28,743,453          1
 Growth Opportunities Portfolio (Class 3)                  22,093,437          6.78          149,800,724   139,008,609          1
 Growth-Income Portfolio (Class 3)                          2,326,512         21.12           49,130,066    46,834,291          1
 High-Yield Bond Portfolio (Class 3)                       20,955,074          5.34          111,817,886   115,073,827          1
 International Diversified Equities Portfolio (Class 3)    21,395,354          7.52          160,960,717   189,278,751          1
 International Growth and Income Portfolio (Class 3)       23,264,418          7.61          177,099,706   220,031,366          1
 Marsico Focused Growth Portfolio (Class 3)                 8,217,428          8.86           72,839,011    70,084,952          1
 MFS Massachusetts Investors Trust Portfolio (Class 3)     15,122,260         13.60          205,594,177   193,106,961          1
 MFS Total Return Portfolio (Class 3)                      13,161,955         14.45          190,169,901   197,115,120          1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in Fair Value Measurements, and described in Note 3 to the Financial Statements.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                       SCHEDULES OF PORTFOLIO INVESTMENTS
                               DECEMBER 31, 2011
                                  (continued)

                                                                        Net Asset Value    Net Asset                         Level
Variable Accounts                                               Shares       Per Share        Value             Cost       (Note A)
------------------------------------------------------------------------------------------------------------------------------------
SUNAMERICA SERIES TRUST (continued):
   Mid-Cap Growth Portfolio (Class 3)                         8,832,057       $  10.41  $ 91,978,433  $    84,348,335              1
   Real Estate Portfolio (Class 3)                           17,027,870          12.51   212,996,370      178,524,356              1
   Small & Mid Cap Value Portfolio (Class 3)                 27,169,137          15.83   430,137,080      404,359,659              1
   Small Company Value Portfolio (Class 3)                   10,419,808          16.36   170,417,984      152,648,847              1
   Technology Portfolio (Class 3)                             7,864,435           2.64    20,765,489       18,949,222              1
   Telecom Utility Portfolio (Class 3)                        1,620,011          11.04    17,881,104       16,964,195              1
   Total Return Bond Portfolio (Class 3)                     66,013,904           8.94   590,254,280      576,894,439              1

INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund                  664,685       $  31.35  $ 20,837,864  $    18,357,415              1
   Invesco Van Kampen V.I. Comstock Fund                     27,198,795          11.28   306,802,405      299,455,040              1
   Invesco Van Kampen V.I. Growth and Income Fund            27,352,908          17.74   485,240,590      480,098,426              1

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.:
   Diversified International Account (Class 1)                  178,861       $  11.12  $  1,988,938  $     2,555,140              1
   Equity Income Account (Class 1)                            1,423,416          15.53    22,105,657       23,532,937              1
   Government & High Quality Bond Account (Class 1)             420,982          10.90     4,588,705        4,325,313              1
   Income Account (Class 1)                                     831,609          10.71     8,906,531        8,294,960              1
   LargeCap Blend Account II (Class 1)                          354,011           6.85     2,424,975        2,509,717              1
   LargeCap Growth Account (Class 1)                             39,259          14.48       568,467          546,345              1
   MidCap Blend Account (Class 1)                                72,941          40.51     2,954,840        2,619,867              1
   Money Market Account (Class 1)                             2,522,662           1.00     2,522,662        2,522,662              1
   Principal Capital Appreciation Account (Class 1)             578,766          21.36    12,362,447       12,172,986              1
   Real Estate Securities Account (Class 1)                      60,215          14.39       866,498          832,196              1
   SAM Balanced Portfolio (Class 1)                           4,086,282          14.76    60,313,522       61,361,416              1
   SAM Conservative Balanced Portfolio (Class 1)                732,735          11.47     8,404,475        8,116,769              1
   SAM Conservative Growth Portfolio (Class 1)                1,595,677          14.99    23,919,200       24,302,190              1
   SAM Flexible Income Portfolio (Class 1)                      892,031          12.42    11,079,025       10,852,954              1
   SAM Strategic Growth Portfolio (Class 1)                     534,452          16.26     8,690,182        9,353,038              1
   Short-Term Income Account (Class 1)                        1,081,604           2.54     2,747,274        2,699,230              1
   SmallCap Growth Account II (Class 1)                          54,954          10.68       586,911          488,441              1
   SmallCap Value Account I (Class 1)                            14,231          13.02       185,291          165,155              1
   Diversified International Account (Class 2)                   84,602          11.18       945,852        1,107,065              1
   Equity Income Account (Class 2)                              809,743          15.43    12,494,341       13,222,268              1
   Government & High Quality Bond Account (Class 2)             109,816          10.90     1,196,996        1,131,990              1
   Income Account (Class 2)                                     367,177          10.66     3,914,109        3,618,806              1
   LargeCap Blend Account II (Class 2)                           72,401           6.88       498,119          503,025              1
   LargeCap Growth Account (Class 2)                             24,998          14.43       360,719          330,028              1
   MidCap Blend Account (Class 2)                                17,638          40.39       712,401          606,256              1
   Money Market Account (Class 2)                             1,616,806           1.00     1,616,806        1,616,806              1
   Principal Capital Appreciation Account (Class 2)             107,041          21.23     2,272,474        2,378,544              1
   Real Estate Securities Account (Class 2)                      18,135          14.46       262,236          217,977              1
   SAM Balanced Portfolio (Class 2)                           2,974,681          14.66    43,608,829       44,358,792              1
   SAM Conservative Balanced Portfolio (Class 2)                571,761          11.38     6,506,641        6,319,135              1
   SAM Conservative Growth Portfolio (Class 2)                1,609,359          14.87    23,931,168       25,031,019              1
   SAM Flexible Income Portfolio (Class 2)                      777,170          12.34     9,590,282        9,166,683              1
   SAM Strategic Growth Portfolio (Class 2)                     687,786          16.15    11,107,748       12,280,690              1
   Short-Term Income Account (Class 2)                          580,390           2.53     1,468,387        1,443,928              1
   SmallCap Growth Account II (Class 2)                          21,634          10.54       228,026          213,654              1
   SmallCap Value Account I (Class 2)                             6,991          12.99        90,807           89,404              1

COLUMBIA FUNDS VARIABLE INSURANCE TRUST (Class 1):
   Columbia Variable Portfolio - Asset Allocation Fund           83,119       $  11.81  $    981,636  $     1,004,935              1
   Columbia Variable Portfolio - Small Company Growth Fund      116,098          11.58     1,344,410        1,243,908              1

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I:
   Columbia Variable Portfolio - High Income Fund (Class 1)   2,224,625       $   9.95  $ 22,135,020  $    21,728,714              1
   Columbia Variable Portfolio - Marsico Focused Equities
   Fund (Class 1)                                             1,934,967          16.48    31,888,262       31,781,329              1
   Columbia Variable Portfolio - Marsico Growth Fund
   (Class 1)                                                    130,067          19.92     2,590,925        2,292,953              1
   Columbia Variable Portfolio - Marsico 21st Century
   Fund (Class 1)                                               120,481          10.63     1,280,717        1,324,861              1
   Columbia Variable Portfolio - Mid Cap Growth Fund
   (Class 1)                                                     98,346           7.49       736,612          596,107              1
   Columbia Variable Portfolio - Marsico International
   Opportunities
   Fund (Class 2)                                               218,803          13.29     2,907,894        3,502,131              1

COLUMBIA FUNDS VARIABLE SERIES TRUST II (Class 1):
   Columbia Variable Portfolio - Diversified Equity
   Income Fund                                                  226,520       $  12.55  $  2,842,827  $     3,367,435              1

AMERICAN FUNDS INSURANCE SERIES:
   Asset Allocation Fund (Class 2)                            4,521,123       $  16.06  $ 72,609,243  $    70,673,262              1
   Global Growth Fund (Class 2)                              12,896,024          19.29   248,764,306      263,408,902              1
   Growth Fund (Class 2)                                      6,674,447          51.68   344,935,437      358,049,414              1
   Growth-Income Fund (Class 2)                              10,429,385          33.07   344,899,767      368,540,386              1
   Asset Allocation Fund (Class 3)                            2,300,494          16.18    37,221,998       38,145,943              1
   Cash Management Fund (Class 3)                             1,052,251          11.30    11,890,437       11,918,869              1
   Growth Fund (Class 3)                                      3,619,968          52.13   188,708,917      214,198,144              1
   Growth-Income Fund (Class 3)                               5,171,492          33.30   172,210,686      203,499,794              1
   High-Income Bond Fund (Class 3)                            1,940,458          10.56    20,491,234       20,325,856              1
   International Fund (Class 3)                               2,854,465          15.23    43,473,502       53,670,904              1
   U.S. Government/AAA-Rated Securities Fund (Class 3)        1,830,112          13.01    23,809,754       22,652,867              1

LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                               10,844,043       $  22.15  $240,195,562  $   257,110,148              1
   Mid Cap Value Portfolio                                    1,659,169          15.86    26,314,421       28,030,011              1

STERLING CAPITAL VARIABLE INSURANCE FUNDS:
   Sterling Capital Select Equity VIF                           174,432           7.98     1,391,970        1,516,038              1
   Sterling Capital Special Opportunities VIF                   847,236          15.36    13,013,539       12,183,507              1
   Sterling Capital Strategic Allocation Equity VIF             253,097       $   6.14  $  1,554,013  $     1,671,339              1
   Sterling Capital Total Return Bond VIF                       728,809          10.61     7,732,666        7,646,610              1

MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II                  35       $   8.83  $        305  $           247              1

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
(Class 2):
   Franklin Income Securities Fund                            6,683,629       $  14.32  $ 95,709,571  $    95,997,884              1
   Franklin Templeton VIP Founding Funds Allocation
   Fund                                                       5,414,289           7.59    41,094,450       37,584,029              1

SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                              8,239,116       $  10.50  $ 86,485,664  $    86,761,871              1
   Allocation Growth Portfolio                                1,399,359           8.86    12,402,687       12,843,497              1
   Allocation Moderate Growth Portfolio                      13,694,371          10.00   136,999,346      140,915,808              1
   Allocation Moderate Portfolio                             11,931,012          10.06   120,030,610      122,185,858              1
   Real Return Portfolio                                     19,512,877          10.13   197,603,434      191,447,439              1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in Fair Value Measurements, and described in Note 3 to the Financial Statements.


    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011

                                                           Capital        Government and
                                    Asset Allocation     Appreciation      Quality Bond        Growth        Natural Resources
                                       Portfolio          Portfolio         Portfolio         Portfolio          Portfolio
                                       (Class 1)          (Class 1)         (Class 1)         (Class 1)          (Class 1)
                                   -----------------    -------------    ---------------    ------------    ------------------
Investment income:
  Dividends                        $       3,699,391    $           -    $     4,248,285    $    712,794    $          544,462
                                   -----------------    -------------    ---------------    ------------    ------------------

Expenses:
  Charges for distribution,
    mortality and expense risk            (2,116,355)      (4,906,923)        (2,124,662)     (1,514,675)           (1,238,778)
                                   -----------------    -------------    ---------------    ------------    ------------------

Net investment income (loss)               1,583,036       (4,906,923)         2,123,623        (801,881)             (694,316)
                                   -----------------    -------------    ---------------    ------------    ------------------

Net realized gains (losses)
 from securities transactions               (956,896)        (175,970)         1,181,437     (10,456,752)           (4,763,296)
Realized gain distributions                        -                -            595,940               -            19,364,111
                                   -----------------    -------------    ---------------    ------------    ------------------

Net realized gains (losses)                 (956,896)        (175,970)         1,777,377     (10,456,752)           14,600,815
                                   -----------------    -------------    ---------------    ------------    ------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                        509,280        6,534,585          1,174,924     (10,142,623)           (1,439,213)
  End of period                             (802,594)     (12,223,269)         4,550,994      (6,573,371)          (33,370,976)
                                   -----------------    -------------    ---------------    ------------    ------------------

Change in net unrealized
 appreciation
  (depreciation) of investments           (1,311,874)     (18,757,854)         3,376,070       3,569,252           (31,931,763)
                                   -----------------    -------------    ---------------    ------------    ------------------

Increase (decrease) in net
 assets from operations            $        (685,734)   $ (23,840,747)   $     7,277,070    $ (7,689,381)   $      (18,025,264)
                                   =================    =============    ===============    ============    ==================

                                      Asset          Capital        Government and                     Natural
                                    Allocation     Appreciation      Quality Bond        Growth       Resources
                                    Portfolio       Portfolio         Portfolio        Portfolio      Portfolio
                                    (Class 2)       (Class 2)         (Class 2)        (Class 2)      (Class 2)
                                   -----------    -------------    ---------------    -----------    -----------
Investment income:
  Dividends                        $   271,648    $           -    $     1,815,931    $   166,106    $    90,153
                                   -----------    -------------    ---------------    -----------    -----------

Expenses:
  Charges for distribution,
    mortality and expense risk        (176,499)        (971,286)          (990,306)      (479,714)      (286,354)
                                   -----------    -------------    ---------------    -----------    -----------

Net investment income (loss)            95,149         (971,286)           825,625       (313,608)      (196,201)
                                   -----------    -------------    ---------------    -----------    -----------

Net realized gains (losses)
 from securities transactions         (362,330)       1,615,992            213,625       (739,873)    (1,716,744)
Realized gain distributions                  -                -            270,973              -      4,235,137
                                   -----------    -------------    ---------------    -----------    -----------

Net realized gains (losses)           (362,330)       1,615,992            484,598       (739,873)     2,518,393
                                   -----------    -------------    ---------------    -----------    -----------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                 (120,479)       5,021,104             99,291       (721,829)       903,918
  End of period                        102,753         (117,513)         2,003,073     (1,899,976)    (5,323,667)
                                   -----------    -------------    ---------------    -----------    -----------

Change in net unrealized
 appreciation
  (depreciation) of investments        223,232       (5,138,617)         1,903,782     (1,178,147)    (6,227,585)
                                   -----------    -------------    ---------------    -----------    -----------

Increase (decrease) in net
 assets from operations            $   (43,949)   $  (4,493,911)   $     3,214,005    $(2,231,628)   $(3,905,393)
                                   ===========    =============    ===============    ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                 Capital        Government and
                                          Asset Allocation     Appreciation      Quality Bond        Growth        Natural Resources
                                             Portfolio          Portfolio         Portfolio         Portfolio          Portfolio
                                             (Class 3)          (Class 3)         (Class 3)         (Class 3)          (Class 3)
                                        -----------------    -------------    ---------------    ------------    ------------------
Investment income:
  Dividends                             $         751,582    $           -    $    18,051,115    $    576,554    $          658,972
                                        -----------------    -------------    ---------------    ------------    ------------------

Expenses:
  Charges for distribution,
    mortality and expense risk                   (451,084)      (6,442,358)        (9,694,981)     (2,020,052)           (2,366,114)
                                        -----------------    -------------    ---------------    ------------    ------------------

Net investment income (loss)                      300,498       (6,442,358)         8,356,134      (1,443,498)           (1,707,142)
                                        -----------------    -------------    ---------------    ------------    ------------------

Net realized gains (losses)
 from securities transactions                    (555,318)       4,567,977          3,752,572      (8,219,307)          (21,963,479)
Realized gain distributions                             -                -          2,742,113               -            36,281,782
                                        -----------------    -------------    ---------------    ------------    ------------------

Net realized gains (losses)                      (555,318)       4,567,977          6,494,685      (8,219,307)           14,318,303
                                        -----------------    -------------    ---------------    ------------    ------------------

Net unrealized appreciation
 (depreciation) of investments:
  Beginning of period                           1,376,345       28,405,033            305,631     (12,095,650)           (1,732,756)
  End of period                                 1,305,960       (3,901,154)        16,443,509     (11,879,588)          (47,810,658)
                                        -----------------    -------------    ---------------    ------------    ------------------

Change in net unrealized appreciation
  (depreciation) of investments                   (70,385)     (32,306,187)        16,137,878         216,062           (46,077,902)
                                        -----------------    -------------    ---------------    ------------    ------------------

Increase (decrease) in net
 assets from operations                 $        (325,205)   $ (34,180,568)   $    30,988,697    $ (9,446,743)   $      (33,466,741)
                                        =================    =============    ===============    ============    ==================

                                         Aggressive                                        Blue Chip       Capital
                                           Growth       Alliance Growth      Balanced        Growth        Growth
                                         Portfolio         Portfolio        Portfolio      Portfolio      Portfolio
                                         (Class 1)         (Class 1)        (Class 1)      (Class 1)      (Class 1)
                                        -----------    ----------------    -----------    -----------    ----------
Investment income:
  Dividends                             $         -    $        860,604    $   851,812    $    17,562    $        -
                                        -----------    ----------------    -----------    -----------    ----------

Expenses:
  Charges for distribution,
    mortality and expense risk             (435,859)         (2,737,288)      (753,419)      (121,400)      (96,749)
                                        -----------    ----------------    -----------    -----------    ----------

Net investment income (loss)               (435,859)         (1,876,684)        98,393       (103,838)      (96,749)
                                        -----------    ----------------    -----------    -----------    ----------

Net realized gains (losses)
 from securities transactions            (1,248,080)         (4,354,227)    (1,517,044)       697,197       321,444
Realized gain distributions                       -                   -              -              -             -
                                        -----------    ----------------    -----------    -----------    ----------

Net realized gains (losses)              (1,248,080)         (4,354,227)    (1,517,044)       697,197       321,444
                                        -----------    ----------------    -----------    -----------    ----------

Net unrealized appreciation
 (depreciation) of investments:
  Beginning of period                    (6,549,836)        (20,451,466)    (4,600,621)     1,322,340       908,454
  End of period                          (5,742,300)        (20,464,025)    (2,805,125)       (14,439)      549,282
                                        -----------    ----------------    -----------    -----------    ----------

Change in net unrealized appreciation
  (depreciation) of investments             807,536             (12,559)     1,795,496     (1,336,779)     (359,172)
                                        -----------    ----------------    -----------    -----------    ----------

Increase (decrease) in net
 assets from operations                 $  (876,403)   $     (6,243,470)   $   376,845    $  (743,420)   $ (134,477)
                                        ===========    ================    ===========    ===========    ==========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                       Cash Management    Corporate Bond     Davis Venture      "Dogs" of Wall    Emerging Markets
                                             Portfolio         Portfolio    Value Portfolio    Street Portfolio      Portfolio
                                             (Class 1)         (Class 1)          (Class 1)          (Class 1)          (Class 1)
                                       ----------------   ---------------   ----------------   -----------------  -----------------
Investment income:
  Dividends                            $              -   $     6,778,511   $      5,829,940   $         458,105  $         300,343
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Expenses:
  Charges for distribution,
    mortality and expense risk               (1,127,014)       (1,676,889)        (7,070,809)           (320,595)          (869,575)
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Net investment income (loss)                 (1,127,014)        5,101,622         (1,240,869)            137,510           (569,232)
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Net realized gains (losses)
 from securities transactions                  (939,795)        4,571,168          2,189,686            (997,414)         5,627,555
Realized gain distributions                           -           505,491                  -                   -                  -
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Net realized gains (losses)                    (939,795)        5,076,659          2,189,686            (997,414)         5,627,555
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                          (851,110)       14,398,371         29,149,687          (1,169,288)        25,341,372
  End of period                                (117,293)        9,442,403          1,900,286           1,875,424          3,849,368
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Change in net unrealized appreciation
   (depreciation) of investments                733,817        (4,955,968)       (27,249,401)          3,044,712        (21,492,004)
                                       ----------------   ---------------   ----------------   -----------------  -----------------

Increase (decrease) in net
  assets from operations               $     (1,332,992)  $     5,222,313   $    (26,300,584)  $       2,184,808  $     (16,433,681)
                                       ================   ===============   ================   =================  =================

                                             Equity                                                                      Growth
                                          Opportunities       Fundamental        Global Bond     Global Equities     Opportunities
                                            Portfolio       Growth Portfolio      Portfolio         Portfolio           Portfolio
                                            (Class 1)          (Class 1)          (Class 1)         (Class 1)           (Class 1)
                                         --------------    -----------------    ------------    ----------------    --------------
Investment income:
  Dividends                              $      179,412    $               -    $  1,189,266    $        556,579    $            -
                                         --------------    -----------------    ------------    ----------------    --------------

Expenses:
  Charges for distribution,
    mortality and expense risk                 (487,662)            (702,364)       (804,619)           (911,857)         (191,325)
                                         --------------    -----------------    ------------    ----------------    --------------

Net investment income (loss)                   (308,250)            (702,364)        384,647            (355,278)         (191,325)
                                         --------------    -----------------    ------------    ----------------    --------------

Net realized gains (losses)
 from securities transactions                (2,260,730)          (1,610,086)        503,896             583,916           493,188
Realized gain distributions                           -                    -         738,335                   -                 -
                                         --------------    -----------------    ------------    ----------------    --------------

Net realized gains (losses)                  (2,260,730)          (1,610,086)      1,242,231             583,916           493,188
                                         --------------    -----------------    ------------    ----------------    --------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                        (2,615,130)          (8,776,200)        765,504           4,935,099         1,847,091
  End of period                                (595,163)          (9,503,725)      1,282,331          (2,243,093)          950,720
                                         --------------    -----------------    ------------    ----------------    --------------

Change in net unrealized appreciation
   (depreciation) of investments              2,019,967             (727,525)        516,827          (7,178,192)         (896,371)
                                         --------------    -----------------    ------------    ----------------    --------------

Increase (decrease) in net
  assets from operations                 $     (549,013)   $      (3,039,975)   $  2,143,705    $     (6,949,554)   $     (594,508)
                                         ==============    =================    ============    ================    ==============

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                             International      International
                                       Growth-Income   High-Yield Bond  Diversified Equities  Growth and Income    Marsico Focused
                                         Portfolio        Portfolio           Portfolio            Portfolio       Growth Portfolio
                                         (Class 1)        (Class 1)           (Class 1)            (Class 1)          (Class 1)
                                      --------------  ----------------  --------------------  ------------------  -----------------
Investment income:
  Dividends                           $    1,333,002  $      5,798,130  $          1,046,754  $        1,618,304  $          48,043
                                      --------------  ----------------  --------------------  ------------------  -----------------

Expenses:
  Charges for distribution,
    mortality and expense risk            (2,188,388)       (1,171,008)             (773,701)           (839,525)          (242,431)
                                      --------------  ----------------  --------------------  ------------------  -----------------

Net investment income (loss)                (855,386)        4,627,122               273,053             778,779           (194,388)
                                      --------------  ----------------  --------------------  ------------------  -----------------

Net realized gains (losses)
  from securities transactions            (3,464,925)        3,981,672             1,362,127          (2,978,012)        (1,696,217)
Realized gain distributions                        -                 -                     -                   -                  -
                                      --------------  ----------------  --------------------  ------------------  -----------------

Net realized gains (losses)               (3,464,925)        3,981,672             1,362,127          (2,978,012)        (1,696,217)
                                      --------------  ----------------  --------------------  ------------------  -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                    (11,482,287)        6,522,880            (1,565,033)        (14,839,423)           512,659
  End of period                            2,051,832           584,220           (11,277,921)        (20,774,248)         1,966,952
                                      --------------  ----------------  --------------------  ------------------  -----------------

Change in net unrealized appreciation
  (depreciation) of investments           13,534,119        (5,938,660)           (9,712,888)         (5,934,825)         1,454,293
                                      --------------  ----------------  --------------------  ------------------  -----------------

Increase (decrease) in net
  assets from operations              $    9,213,808  $      2,670,134  $         (8,077,708) $       (8,134,058) $        (436,312)
                                      ==============  ================  ====================  ==================  =================

                                          MFS Massachusetts
                                           Investors Trust      MFS Total Return     Mid-Cap Growth     Real Estate     Technology
                                              Portfolio            Portfolio           Portfolio         Portfolio      Portfolio
                                              (Class 1)            (Class 1)           (Class 1)         (Class 1)      (Class 1)
                                         ------------------    -----------------    ---------------    ------------    -----------
Investment income:
  Dividends                              $          370,275    $       4,416,231    $             -    $    335,085    $         -
                                         ------------------    -----------------    ---------------    ------------    -----------

Expenses:
  Charges for distribution,
    mortality and expense risk                     (852,668)          (2,627,050)          (638,767)       (550,028)      (165,924)
                                         ------------------    -----------------    ---------------    ------------    -----------

Net investment income (loss)                       (482,393)           1,789,181           (638,767)       (214,943)      (165,924)
                                         ------------------    -----------------    ---------------    ------------    -----------

Net realized gains (losses)
  from securities transactions                    1,023,602           (1,617,685)            33,330      (5,681,707)     1,620,856
Realized gain distributions                               -                    -                  -               -              -
                                         ------------------    -----------------    ---------------    ------------    -----------

Net realized gains (losses)                       1,023,602           (1,617,685)            33,330      (5,681,707)     1,620,856
                                         ------------------    -----------------    ---------------    ------------    -----------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                             6,404,703           (4,978,156)         4,290,114      (5,271,973)     3,346,871
  End of period                                   4,076,369           (4,361,664)         2,087,023       2,687,589      1,159,063
                                         ------------------    -----------------    ---------------    ------------    -----------

Change in net unrealized appreciation
  (depreciation) of investments                  (2,328,334)             616,492         (2,203,091)      7,959,562     (2,187,808)
                                         ------------------    -----------------    ---------------    ------------    -----------

Increase (decrease) in net
  assets from operations                 $       (1,787,125)   $         787,988    $    (2,808,528)   $  2,062,912    $  (732,876)
                                         ==================    =================    ===============    ============    ===========

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                     Telecom Utility   Total Return Bond      Aggressive      Alliance Growth
                                        Portfolio          Portfolio       Growth Portfolio      Portfolio      Balanced Portfolio
                                        (Class 1)          (Class 1)          (Class 2)          (Class 2)          (Class 2)
                                    ----------------  ------------------  -----------------  ----------------  -------------------
Investment income:
  Dividends                         $        402,867  $        1,067,302  $               -  $         79,993  $           126,674
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Expenses:
  Charges for distribution,
    mortality and expense risk              (263,468)         (1,067,906)           (58,598)         (400,958)            (127,075)
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Net investment income (loss)                 139,399                (604)           (58,598)         (320,965)                (401)
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Net realized gains (losses)
  from securities transactions                15,137           1,453,226            (88,051)        1,519,586              550,491
Realized gain distributions                        -             824,947                  -                 -                    -
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Net realized gains (losses)                   15,137           2,278,173            (88,051)        1,519,586              550,491
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                       (256,018)          4,357,401            (70,024)        5,884,155            1,283,696
  End of period                              326,516           5,277,490            (62,759)        3,781,994              831,589
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Change in net unrealized
  appreciation (depreciation)
  of investments                             582,534             920,089              7,265        (2,102,161)            (452,107)
                                    ----------------  ------------------  -----------------  ----------------  -------------------

Increase (decrease) in net
  assets from operations            $        737,070  $        3,197,658  $        (139,384) $       (903,540) $            97,983
                                    ================  ==================  =================  ================  ===================

                                     Blue Chip Growth     Capital Growth     Cash Management     Corporate Bond      Davis Venture
                                        Portfolio           Portfolio           Portfolio          Portfolio        Value Portfolio
                                        (Class 2)           (Class 2)           (Class 2)          (Class 2)           (Class 2)
                                    -----------------    ---------------    ----------------    ---------------    ----------------
Investment income:
  Dividends                         $           3,083    $             -    $              -    $     1,981,825    $        806,165
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Expenses:
  Charges for distribution,
    mortality and expense risk                (58,844)           (34,565)           (361,201)          (533,799)         (1,156,905)
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Net investment income (loss)                  (55,761)           (34,565)           (361,201)         1,448,026            (350,740)
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Net realized gains (losses)
  from securities transactions                198,129             28,252            (331,386)         1,628,959           1,180,554
Realized gain distributions                         -                  -                   -            152,151                   -
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Net realized gains (losses)                   198,129             28,252            (331,386)         1,781,110           1,180,554
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                         720,268            257,181            (402,691)         4,400,515           5,027,358
  End of period                               327,799            204,945            (169,713)         2,756,581             (64,262)
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Change in net unrealized
  appreciation (depreciation)
  of investments                             (392,469)           (52,236)            232,978         (1,643,934)         (5,091,620)
                                    -----------------    ---------------    ----------------    ---------------    ----------------

Increase (decrease) in net
  assets from operations            $        (250,101)   $       (58,549)   $       (459,609)   $     1,585,202    $     (4,261,806)
                                    =================    ===============    ================    ===============    ================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                                   Equity
                                           "Dogs" of Wall    Emerging Markets   Opportunities    Foreign Value      Fundamental
                                          Street Portfolio      Portfolio         Portfolio        Portfolio      Growth Portfolio
                                             (Class 2)          (Class 2)         (Class 2)        (Class 2)         (Class 2)
                                         -----------------  -----------------  --------------   --------------   -----------------
Investment income:
  Dividends                              $         137,305  $          39,767  $       24,161   $      442,414   $               -
                                         -----------------  -----------------  --------------   --------------   -----------------

Expenses:
  Charges for distribution,
    mortality and expense risk                    (106,682)          (165,486)        (98,386)        (479,124)            (47,149)
                                         -----------------  -----------------  --------------   --------------   -----------------

Net investment income (loss)                        30,623           (125,719)        (74,225)         (36,710)            (47,149)
                                         -----------------  -----------------  --------------   --------------   -----------------

Net realized gains
  (losses) from securities transactions           (456,761)         1,320,270        (641,651)         120,991             114,451
Realized gain distributions                              -                  -               -                -                   -
                                         -----------------  -----------------  --------------   --------------   -----------------

Net realized gains (losses)                       (456,761)         1,320,270        (641,651)         120,991             114,451
                                         -----------------  -----------------  --------------   --------------   -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                             (299,904)         4,385,228          53,230          603,893             526,398
  End of period                                    807,888             66,817         648,804       (3,231,386)            256,097
                                         -----------------  -----------------  --------------   --------------   -----------------

Change in net unrealized appreciation
  (depreciation) of investments                  1,107,792         (4,318,411)        595,574       (3,835,279)           (270,301)
                                         -----------------  -----------------  --------------   --------------   -----------------

Increase (decrease) in net
  assets from operations                 $         681,654  $      (3,123,860) $     (120,302)  $   (3,750,998)  $        (202,999)
                                         =================  =================  ==============   ==============   =================

                                          Global Bond   Global Equities   Growth Opportunities   Growth-Income   High-Yield Bond
                                           Portfolio       Portfolio           Portfolio           Portfolio        Portfolio
                                           (Class 2)       (Class 2)           (Class 2)           (Class 2)        (Class 2)
                                         ------------  ----------------  ---------------------  --------------  ----------------
Investment income:
  Dividends                              $    282,692  $         55,165  $                   -  $       74,557  $      1,368,273
                                         ------------  ----------------  ---------------------  --------------  ----------------

Expenses:
  Charges for distribution,
    mortality and expense risk               (211,439)         (109,629)               (77,940)       (151,673)         (280,491)
                                         ------------  ----------------  ---------------------  --------------  ----------------

Net investment income (loss)                   71,253           (54,464)               (77,940)        (77,116)        1,087,782
                                         ------------  ----------------  ---------------------  --------------  ----------------

Net realized gains
  (losses) from securities transactions        85,149            80,344                257,146           7,877             8,931
Realized gain distributions                   189,188                 -                      -               -                 -
                                         ------------  ----------------  ---------------------  --------------  ----------------

Net realized gains (losses)                   274,337            80,344                257,146           7,877             8,931
                                         ------------  ----------------  ---------------------  --------------  ----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                          58,772           119,670                747,508        (166,727)        1,117,278
  End of period                               239,834          (734,278)               316,621         517,513           517,411
                                         ------------  ----------------  ---------------------  --------------  ----------------

Change in net unrealized appreciation
  (depreciation) of investments               181,062          (853,948)              (430,887)        684,240          (599,867)
                                         ------------  ----------------  ---------------------  --------------  ----------------

Increase (decrease) in net
  assets from operations                 $    526,652  $       (828,068) $            (251,681) $      615,001  $        496,846
                                         ============  ================  =====================  ==============  ================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                      International        International                       MFS Massachusetts
                                   Diversified Equities  Growth and Income  Marsico Focused    Investors Trust        MFS Total
                                        Portfolio            Portfolio      Growth Portfolio      Portfolio       Return Portfolio
                                        (Class 2)            (Class 2)         (Class 2)          (Class 2)          (Class 2)
                                  ---------------------  -----------------  ----------------  ------------------  -----------------
Investment income:
  Dividends                       $             453,874  $         292,517  $         29,558  $           64,480  $       1,286,042
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Expenses:
  Charges for distribution,
  mortality and expense risk                   (371,989)          (165,911)         (260,743)           (196,308)          (831,856)
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Net investment income (loss)                     81,885            126,606          (231,185)           (131,828)           454,186
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Net realized gains (losses)
  from securities transactions                  636,413         (1,206,877)         (512,957)            740,161           (554,391)
Realized gain distributions                           -                  -                 -                   -                  -
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Net realized gains (losses)                     636,413         (1,206,877)         (512,957)            740,161           (554,391)
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                         3,774,753         (2,723,074)          598,909           2,780,607         (2,154,596)
  End of period                                (734,163)        (3,190,205)          849,195           1,697,618         (1,882,836)
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Change in net unrealized
  appreciation  (depreciation)
  of investments                             (4,508,916)          (467,131)          250,286          (1,082,989)           271,760
                                  ---------------------  -----------------  ----------------  ------------------  -----------------

Increase (decrease) in net
  assets from operations          $          (3,790,618) $      (1,547,402) $       (493,856) $         (474,656) $         171,555
                                  =====================  =================  ================  ==================  =================




                                     Mid-Cap Growth     Real Estate     Small & Mid Cap     Technology     Telecom Utility
                                       Portfolio         Portfolio      Value Portfolio     Portfolio         Portfolio
                                       (Class 2)         (Class 2)         (Class 2)        (Class 2)         (Class 2)
                                    ---------------    ------------    ----------------    -----------    ----------------
Investment income:
  Dividends                         $             -    $     81,055    $         29,796    $         -    $         55,258
                                    ---------------    ------------    ----------------    -----------    ----------------

Expenses:
  Charges for distribution,
  mortality and expense risk               (300,103)       (167,160)           (374,924)       (56,959)            (40,849)
                                    ---------------    ------------    ----------------    -----------    ----------------

Net investment income (loss)               (300,103)        (86,105)           (345,128)       (56,959)             14,409
                                    ---------------    ------------    ----------------    -----------    ----------------

Net realized gains (losses)
  from securities transactions            1,532,410      (1,043,926)          1,171,318        279,310             (26,841)
Realized gain distributions                       -               -                   -              -                   -
                                    ---------------    ------------    ----------------    -----------    ----------------

Net realized gains (losses)               1,532,410      (1,043,926)          1,171,318        279,310             (26,841)
                                    ---------------    ------------    ----------------    -----------    ----------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                     5,521,274        (811,444)          5,386,324        878,917              88,488
  End of period                           3,076,090         991,705           2,221,970        396,727             196,058
                                    ---------------    ------------    ----------------    -----------    ----------------

Change in net unrealized
  appreciation  (depreciation)
  of investments                         (2,445,184)      1,803,149          (3,164,354)      (482,190)            107,570
                                    ---------------    ------------    ----------------    -----------    ----------------

Increase (decrease) in net
  assets from operations            $    (1,212,877)   $    673,118    $     (2,338,164)   $  (259,839)   $         95,138
                                    ===============    ============    ================    ===========    ================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                                                   American Funds    American Funds
                                    Total Return Bond    Aggressive Growth     Alliance Growth    Asset Allocation   Global Growth
                                        Portfolio            Portfolio            Portfolio        SAST Portfolio    SAST Portfolio
                                        (Class 2)            (Class 3)            (Class 3)           (Class 3)        (Class 3)
                                    -----------------------------------------------------------------------------------------------
Investment income:
  Dividends                         $          277,566   $                -   $        257,343   $       1,073,238   $    2,673,169
                                    -----------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                  (316,948)            (261,245)        (1,930,066)         (1,416,459)      (4,816,867)
                                    -----------------------------------------------------------------------------------------------

Net investment income (loss)                   (39,382)            (261,245)        (1,672,723)           (343,221)      (2,143,698)
                                    -----------------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions                  948,181           (1,032,656)         4,484,465            (528,165)      (1,753,748)
Realized gain distributions                    237,123                    -                  -                   -                -
                                    -----------------------------------------------------------------------------------------------

Net realized gains (losses)                  1,185,304           (1,032,656)         4,484,465            (528,165)      (1,753,748)
                                    -----------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                        1,103,625               93,739         15,865,486           4,659,952       20,394,272
  End of period                                834,932              695,431          8,631,554           4,469,806      (11,553,381)
                                    -----------------------------------------------------------------------------------------------

Change in net unrealized
appreciation
    (depreciation) of investments             (268,693)             601,692         (7,233,932)           (190,146)     (31,947,653)
                                    -----------------------------------------------------------------------------------------------

Increase (decrease) in net assets
 from operations                    $          877,229   $         (692,209)  $     (4,422,190)  $      (1,061,532)  $  (35,845,099)
                                    ===============================================================================================

                                     American Funds    American Funds
                                      Growth SAST       Growth-Income                          Blue Chip Growth    Capital Growth
                                       Portfolio       SAST Portfolio    Balanced Portfolio       Portfolio          Portfolio
                                       (Class 3)         (Class 3)           (Class 3)            (Class 3)          (Class 3)
                                    ---------------------------------------------------------------------------------------------
Investment income:
  Dividends                         $       795,745   $     1,882,456   $           520,651   $           3,268   $             -
                                    ---------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk             (3,579,548)       (2,947,870)             (469,779)           (846,901)         (769,153)
                                    ---------------------------------------------------------------------------------------------

Net investment income (loss)             (2,783,803)       (1,065,414)               50,872            (843,633)         (769,153)
                                    ---------------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions            (4,401,378)       (5,273,420)              675,698             469,016        (1,058,969)
Realized gain distributions                       -                 -                     -                   -                 -
                                    ---------------------------------------------------------------------------------------------

Net realized gains (losses)              (4,401,378)       (5,273,420)              675,698             469,016        (1,058,969)
                                    ---------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                     8,401,121        (2,951,978)            2,056,914           4,747,629         2,202,427
  End of period                             564,189        (3,770,788)            1,461,514             742,842         2,614,215
                                    ---------------------------------------------------------------------------------------------

Change in net unrealized
appreciation
    (depreciation) of investments        (7,836,932)         (818,810)             (595,400)         (4,004,787)          411,788
                                    ---------------------------------------------------------------------------------------------

Increase (decrease) in net assets
 from operations                    $   (15,022,113)  $    (7,157,644)  $           131,170   $      (4,379,404)  $    (1,416,334)
                                    =============================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                       Cash Management     Corporate Bond     Davis Venture     "Dogs" of Wall     Emerging Markets
                                          Portfolio           Portfolio      Value Portfolio   Street Portfolio       Portfolio
                                          (Class 3)           (Class 3)         (Class 3)          (Class 3)          (Class 3)
                                       --------------------------------------------------------------------------------------------
Investment income:
  Dividends                            $              -   $    34,089,586   $      5,530,287   $         564,316  $         633,593
                                       --------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                 (2,920,064)       (8,840,242)        (7,871,891)           (430,659)        (2,481,470)
                                       --------------------------------------------------------------------------------------------

Net investment income (loss)                 (2,920,064)       25,249,344         (2,341,604)            133,657         (1,847,877)
                                       --------------------------------------------------------------------------------------------

Net realized gains (losses)
from securities transactions                 (2,021,106)       15,869,673        (15,723,904)          1,344,226          7,575,912
Realized gain distributions                           -         2,638,315                  -                   -                  -
                                       --------------------------------------------------------------------------------------------

Net realized gains (losses)                  (2,021,106)       18,507,988        (15,723,904)          1,344,226          7,575,912
                                       --------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                        (1,565,743)       44,789,895        (21,849,699)          1,402,687         53,686,074
  End of period                                (518,103)       24,643,299        (33,442,259)          2,701,553          2,015,241
                                       --------------------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments             1,047,640       (20,146,596)       (11,592,560)          1,298,866        (51,670,833)
                                       --------------------------------------------------------------------------------------------

Increase (decrease) in net assets
from operations                        $     (3,893,530)  $    23,610,736   $    (29,658,068)  $       2,776,749  $     (45,942,798)
                                       ============================================================================================
                                           Equity
                                        Opportunities         Foreign Value      Fundamental        Global Bond   Global Equities
                                          Portfolio             Portfolio      Growth Portfolio      Portfolio       Portfolio
                                         (Class 3)              (Class 3)         (Class 3)          (Class 3)       (Class 3)
                                       -------------------------------------------------------------------------------------------
Investment income:
  Dividends                            $         85,434      $    6,773,949   $                 -   $ 3,692,464    $       234,405
                                       -------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                   (458,561)        (6,718,420)           (1,252,432)    (2,759,359)          (438,513)
                                       -------------------------------------------------------------------------------------------

Net investment income (loss)                   (373,127)            55,529            (1,252,432)       933,105           (204,108)
                                       -------------------------------------------------------------------------------------------

Net realized gains (losses)
from securities transactions                 (3,965,978)        (6,071,330)           (1,405,083)     1,366,311           (985,220)
Realized gain distributions                           -                  -                     -      2,513,715                  -
                                       -------------------------------------------------------------------------------------------

Net realized gains (losses)                  (3,965,978)        (6,071,330)           (1,405,083)     3,880,026           (985,220)
                                       -------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                        (1,311,209)        (9,277,422)            4,972,847     (1,016,810)            82,916
  End of period                               2,421,872        (62,836,126)            2,289,976        615,588         (2,130,650)
                                       -------------------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments             3,733,081        (53,558,704)           (2,682,871)     1,632,398         (2,213,566)
                                       -------------------------------------------------------------------------------------------

Increase (decrease) in net assets
from operations                        $       (606,024)    $  (59,574,505)  $        (5,340,386)  $  6,445,529    $    (3,402,894)
                                       ===========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                          Growth                                                 International       International
                                      Opportunities       Growth-Income    High-Yield Bond    Diversified Equities Growth and Income
                                        Portfolio           Portfolio         Portfolio            Portfolio           Portfolio
                                        (Class 3)           (Class 3)         (Class 3)            (Class 3)           (Class 3)
                                    -----------------------------------------------------------------------------------------------
Investment income:
  Dividends                         $                -   $      250,301   $      8,755,745    $          3,505,253  $     5,709,900
                                    -----------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                (2,092,150)        (391,027)        (1,721,116)             (2,950,365)      (3,177,296)
                                    -----------------------------------------------------------------------------------------------

Net investment income (loss)                (2,092,150)        (140,726)         7,034,629                 554,888        2,532,604
                                    -----------------------------------------------------------------------------------------------

Net realized gains (losses)
from securities transactions                 3,118,945         (956,548)         3,243,058                 404,124      (27,832,583)
Realized gain distributions                          -                -                  -                       -                -
                                    -----------------------------------------------------------------------------------------------

Net realized gains (losses)                  3,118,945         (956,548)         3,243,058                 404,124      (27,832,583)
                                    -----------------------------------------------------------------------------------------------

Net unrealized appreciation
  (depreciation) of investments:
  Beginning of period                       17,478,388         (953,970)         4,372,766               2,315,721      (38,824,184)
  End of period                             10,792,115        2,295,775         (3,255,941)            (28,318,034)     (42,931,660)
                                    -----------------------------------------------------------------------------------------------

Change in net unrealized
 appreciation
    (depreciation) of investments           (6,686,273)       3,249,745         (7,628,707)            (30,633,755)      (4,107,476)
                                    -----------------------------------------------------------------------------------------------

Increase (decrease) in net
 assets from operations             $       (5,659,478)  $    2,152,471   $      2,648,980   $         (29,674,743)  $  (29,407,455)
                                    ===============================================================================================

                                                        MFS Massachusetts
                                    Marsico Focused      Investors Trust     MFS Total Return    Mid-Cap Growth    Real Estate
                                   Growth Portfolio        Portfolio            Portfolio          Portfolio        Portfolio
                                      (Class 3)            (Class 3)            (Class 3)          (Class 3)        (Class 3)
                                   -------------------------------------------------------------------------------------------

Investment income:
  Dividends                           $      79,518     $       948,768      $    4,835,789      $           -    $  1,685,620
                                    ------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk            (1,037,821)          (2,824,076)         (3,281,860)       (1,437,760)      (3,251,583)
                                    ------------------------------------------------------------------------------------------

Net investment income (loss)              (958,303)          (1,875,308)          1,553,929        (1,437,760)      (1,565,963)
                                    ------------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions           (1,368,357)           2,302,160          (7,418,988)        3,592,428      (16,116,634)
Realized gain distributions                      -                    -                   -                 -                -
                                    ------------------------------------------------------------------------------------------

Net realized gains (losses)             (1,368,357)           2,302,160          (7,418,988)        3,592,428      (16,116,634)
                                    ------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                    2,893,574           20,415,147         (12,934,459)       16,722,138        4,711,901
  End of period                          2,754,059           12,487,216          (6,945,219)        7,630,098       34,472,014
                                    ------------------------------------------------------------------------------------------

Change in net unrealized
 appreciation
    (depreciation) of investments         (139,515)          (7,927,931)          5,989,240        (9,092,040)      29,760,113
                                    ------------------------------------------------------------------------------------------

Increase (decrease) in net
 assets from operations               $ (2,466,175)   $      (7,501,079)     $      124,181      $ (6,937,372)    $ 12,077,516
                                    ==========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                    Small & Mid Cap     Small Company      Technology   Telecom Utility    Total Return Bond
                                    Value Portfolio    Value Portfolio      Portfolio     Portfolio            Portfolio
                                       (Class 3)         (Class 3)          (Class 3)     (Class 3)            (Class 3)
                                    -----------------------------------------------------------------------------------------
Investment income:
  Dividends                         $        555,137   $        400,765   $         -   $        305,139   $        6,585,338
                                    -----------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk              (6,655,659)        (2,476,258)     (353,715)          (202,468)          (7,562,230)
                                    -----------------------------------------------------------------------------------------

Net investment income (loss)              (6,100,522)        (2,075,493)     (353,715)           102,671             (976,892)
                                    -----------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions              3,495,733            545,391     1,693,583             96,307           12,868,357
Realized gain distributions                        -                  -             -                  -            6,019,814
                                    -----------------------------------------------------------------------------------------

Net realized gains (losses)                3,495,733            545,391     1,693,583             96,307           18,888,171
                                    -----------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                     62,460,689         22,537,853     4,768,956            764,008            9,757,453
  End of period                           25,777,421         17,769,137     1,816,267            916,909           13,359,841
                                    -----------------------------------------------------------------------------------------

Change in net unrealized
 appreciation
    (depreciation) of investments        (36,683,268)        (4,768,716)   (2,952,689)           152,901            3,602,388
                                    -----------------------------------------------------------------------------------------

Increase (decrease) in net
 assets from operations             $    (39,288,057)  $     (6,298,818)  $(1,612,821)  $        351,879   $       21,513,667
                                    =========================================================================================

                                     Invesco Van                         Invesco Van
                                     Kampen V.I.        Invesco Van      Kampen V.I.         Diversified
                                    Capital Growth      Kampen V.I.    Growth and Income    International     Equity Income
                                        Fund           Comstock Fund        Fund               Account           Account
                                     (Series II)        (Series II)      (Series II)          (Class 1)         (Class 1)
                                    ---------------------------------------------------------------------------------------
Investment income:
  Dividends                         $             -   $    3,921,942   $        5,166,849   $        4,165   $      119,552
                                    ---------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk               (362,315)      (4,723,423)          (7,756,200)         (32,659)        (349,326)
                                    ---------------------------------------------------------------------------------------

Net investment income (loss)               (362,315)        (801,481)          (2,589,351)         (28,494)        (229,774)
                                    ---------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions             2,280,219       (1,620,186)          (1,298,036)        (254,297)        (173,464)
Realized gain distributions                       -                -                    -                -                -
                                    ---------------------------------------------------------------------------------------

Net realized gains (losses)               2,280,219       (1,620,186)          (1,298,036)        (254,297)        (173,464)
                                    ---------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                     6,188,516       15,970,057           19,623,496         (565,736)      (2,783,204)
  End of period                           2,480,449        7,347,365            5,142,164         (566,202)      (1,427,280)
                                    ---------------------------------------------------------------------------------------

Change in net unrealized
 appreciation
    (depreciation) of investments        (3,708,067)      (8,622,692)         (14,481,332)            (466)       1,355,924
                                    ---------------------------------------------------------------------------------------

Increase (decrease) in net
 assets from operations             $    (1,790,163)  $  (11,044,359)  $      (18,368,719)  $     (283,257)  $      952,686
                                    =======================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                           Government &
                                        High Quality Bond     Income      LargeCap Blend    LargeCap Growth    MidCap Blend
                                             Account          Account       Account II         Account            Account
                                            (Class 1)        (Class 1)      (Class 1)         (Class 1)          (Class 1)
                                        -----------------------------------------------------------------------------------

Investment income:
   Dividends                            $            8,532   $  38,838    $           951    $              -  $          -
                                        -----------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                       (71,316)   (141,786)          (44,395)            (9,285)        (44,052)
                                        -----------------------------------------------------------------------------------

Net investment income (loss)                       (62,784)   (102,948)          (43,444)            (9,285)        (44,052)
                                        -----------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions                       11,591     (53,883)         (182,573)            32,335        (362,202)
Realized gain distributions                          4,966           -                 -                  -          34,253
                                        -----------------------------------------------------------------------------------

Net realized gains (losses)                         16,557     (53,883)         (182,573)            32,335        (327,949)
                                        -----------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                                3,515       1,910          (290,387)            77,655        (257,041)
  End of period                                    263,392     611,571           (84,742)            22,122         334,973
                                        -----------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments                  259,877     609,661           205,645            (55,533)        592,014
                                        -----------------------------------------------------------------------------------

Increase (decrease) in
 net assets from operations             $          213,650   $ 452,830   $       (20,372)  $        (32,483)  $     220,013
                                        ===================================================================================

                                                         Principal Capital
                                         Money Market      Appreciation           Real Estate      SAM Balanced    SAM Conservative
                                           Account           Account          Securities Account    Portfolio     Balanced Portfolio
                                          (Class 1)         (Class 1)              (Class 1)        (Class 1)         (Class 1)
                                        -------------------------------------------------------------------------------------------

Investment income:
   Dividends                            $           -    $                -    $                 - $   2,038,374  $         256,012
                                        -------------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                  (45,958)            (202,950)              (12,376)     (1,068,238)          (123,180)
                                        -------------------------------------------------------------------------------------------

Net investment income (loss)                  (45,958)            (202,950)              (12,376)        970,136            132,832
                                        -------------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions                       -              419,363               (75,536)        660,393           (127,956)
 Realized gain distributions                        -               92,321                     -               -             75,253
                                        -------------------------------------------------------------------------------------------

Net realized gains (losses)                         -              511,684               (75,536)        660,393            (52,703)
                                        -------------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                               -              638,274              (115,296)        870,653            295,983
  End of period                                     -              189,461                34,302      (1,047,894)           287,706
                                        -------------------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments                   -             (448,813)              149,598      (1,918,547)            (8,277)
                                        -------------------------------------------------------------------------------------------

Increase (decrease) in
 net assets from operations             $     (45,958)  $         (140,079)  $            61,686   $    (288,018) $         71,852
                                        ===========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                        SAM Conservative     SAM Flexible     SAM Strategic    Short-Term Income  SmallCap Growth
                                        Growth Portfolio   Income Portfolio  Growth Portfolio       Account         Account II
                                           (Class 1)          (Class 1)         (Class 1)          (Class 1)         (Class 1)
                                        -----------------------------------------------------------------------------------------

Investment income:
  Dividends                             $        571,916   $       480,380   $       162,785   $          4,183    $            -
                                        -----------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                    (420,793)         (182,795)         (154,096)           (44,484)          (10,075)
                                        -----------------------------------------------------------------------------------------

Net investment income (loss)                     151,123           297,585             8,689            (40,301)          (10,075)
                                        -----------------------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions                    362,856          (397,673)          (13,363)            16,604            28,410
Realized gain distributions                            -            15,670                 -                429                 -
                                        -----------------------------------------------------------------------------------------

Net realized gains (losses)                      362,856          (382,003)          (13,363)            17,033            28,410
                                        -----------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                            621,512           (80,885)         (349,576)            31,319           149,670
  End of period                                 (382,990)          226,071          (662,856)            48,044            98,470
                                        -----------------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments             (1,004,502)          306,956          (313,280)            16,725           (51,200)
                                        -----------------------------------------------------------------------------------------

Increase (decrease) in
 net assets from operations             $       (490,523)  $       222,538   $      (317,954)  $         (6,543)  $       (32,865)
                                        =========================================================================================

                                                           Diversified                        Government &
                                        SmallCap Value    International    Equity Income    High Quality Bond
                                          Account I         Account           Account           Account          Income Account
                                          (Class 1)        (Class 2)         (Class 2)         (Class 2)           (Class 2)
                                        ----------------------------------------------------------------------------------------

Investment income:
  Dividends                               $          90   $        1,593   $       69,644   $            2,041   $        16,238
                                        ----------------------------------------------------------------------------------------

Expenses:
  Charges for distribution,
  mortality and expense risk                     (2,973)         (16,785)        (224,397)             (21,031)          (66,589)
                                        ----------------------------------------------------------------------------------------

Net investment income (loss)                     (2,883)         (15,192)        (154,753)             (18,990)          (50,351)
                                        ----------------------------------------------------------------------------------------

Net realized gains (losses)
from securities transactions                     (2,486)         (84,904)      (1,075,846)              16,000            31,345
Realized gain distributions                           -                -                -                1,305                 -
                                        ----------------------------------------------------------------------------------------

Net realized gains (losses)                      (2,486)         (84,904)      (1,075,846)              17,305            31,345
                                        ----------------------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period                            26,085         (129,930)      (2,456,235)              11,692            92,105
  End of period                                  20,136         (161,213)        (727,927)              65,006           295,303
                                        ----------------------------------------------------------------------------------------

Change in net unrealized appreciation
    (depreciation) of investments                (5,949)         (31,283)       1,728,308               53,314           203,198
                                        ----------------------------------------------------------------------------------------

Increase (decrease) in
net assets from operations              $       (11,318)  $     (131,379)  $      497,709   $           51,629   $       184,192
                                        ========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)


                                                                                                                 Principal
                                                               LargeCap     LargeCap     MidCap      Money        Capital
                                                                Blend        Growth      Blend       Market     Appreciation
                                                              Account II    Account     Account     Account       Account
                                                              (Class 2)    (Class 2)   (Class 2)   (Class 2)     (Class 2)
                                                            ------------------------------------------------------------------
Investment income:
   Dividends                                                 $        88   $       -   $       -   $       -   $           -
                                                            ------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk           (8,791)     (6,546)    (12,328)    (29,211)        (46,132)
                                                            ------------------------------------------------------------------

Net investment income (loss)                                      (8,703)     (6,546)    (12,328)    (29,211)        (46,132)
                                                            ------------------------------------------------------------------

Net realized gains (losses) from securities transactions          (7,042)      4,838     (31,745)          -          56,568
Realized gain distributions                                            -           -       9,140           -          20,510

Net realized gains (losses)                                       (7,042)      4,838     (22,605)          -          77,078
                                                            ------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                            (8,887)     55,457      21,477           -          (7,188)
   End of period                                                  (4,906)     30,691     106,145           -        (106,070)
                                                            ------------------------------------------------------------------

Change in net unrealized appreciation
 (depreciation) of investments                                     3,981     (24,766)     84,668           -         (98,882)
                                                            ------------------------------------------------------------------

Increase (decrease) in net assets from operations            $   (11,764)  $ (26,474)  $  49,735   $ (29,211)  $     (67,936)
                                                            ==================================================================


                                                                 Real                         SAM             SAM            SAM
                                                                Estate         SAM        Conservative    Conservative    Flexible
                                                              Securities     Balanced       Balanced         Growth        Income
                                                               Account      Portfolio      Portfolio       Portfolio      Portfolio
                                                              (Class 2)     (Class 2)      (Class 2)       (Class 2)      (Class 2)
                                                            ------------------------------------------------------------------------
Investment income:
   Dividends                                                 $         -   $ 1,242,252   $     198,002   $     500,005   $  374,566
                                                            ------------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk           (5,069)     (781,726)       (108,371)       (431,180)    (162,220)
                                                            ------------------------------------------------------------------------

Net investment income (loss)                                      (5,069)      460,526          89,631          68,825      212,346
                                                            ------------------------------------------------------------------------

Net realized gains (losses) from securities transactions           1,710    (1,805,321)         48,556      (1,123,384)     (83,000)
Realized gain distributions                                            -             -          63,099               -       13,120
                                                            ------------------------------------------------------------------------

Net realized gains (losses)                                        1,710    (1,805,321)        111,655      (1,123,384)     (69,880)
                                                            ------------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                            14,619    (1,834,002)        357,153      (1,682,850)     410,205
   End of period                                                  44,259      (749,963)        187,506      (1,099,851)     423,599
                                                            ------------------------------------------------------------------------

Change in net unrealized appreciation
 (depreciation) of investments                                    29,640     1,084,039        (169,647)        582,999       13,394
                                                            ------------------------------------------------------------------------

Increase (decrease) in net assets from operations            $    26,281   $  (260,756)  $      31,639   $    (471,560)  $  155,860
                                                            ========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)



                                                                                                                      Columbia
                                                                                                                      Variable
                                                                 SAM                                                 Portfolio -
                                                              Strategic     Short-Term     SmallCap     SmallCap        Asset
                                                                Growth        Income        Growth        Value      Allocation
                                                              Portfolio      Account      Account II    Account I       Fund
                                                              (Class 2)     (Class 2)     (Class 2)     (Class 2)     (Class 1)
                                                             -----------------------------------------------------------------------
Investment income:
   Dividends                                                 $   185,306   $     2,465   $         -   $       57   $     18,277
                                                             -----------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk         (217,891)      (27,177)       (4,385)      (2,292)       (10,889)
                                                             -----------------------------------------------------------------------

Net investment income (loss)                                     (32,585)      (24,712)       (4,385)      (2,235)         7,388
                                                             -----------------------------------------------------------------------

Net realized gains (losses) from securities transactions        (869,506)       23,596        18,602        2,321        (26,293)
Realized gain distributions                                            -           282             -            -              -
                                                             -----------------------------------------------------------------------

Net realized gains (losses)                                     (869,506)       23,878        18,602        2,321        (26,293)
                                                             -----------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                        (1,544,110)       32,400        40,920        4,000        (27,051)
   End of period                                              (1,172,942)       24,459        14,372        1,403        (23,299)
                                                             -----------------------------------------------------------------------

Change in net unrealized appreciation
   (depreciation) of investments                                 371,168        (7,941)      (26,548)      (2,597)         3,752
                                                             -----------------------------------------------------------------------

Increase (decrease) in net assets from operations            $  (530,923)  $    (8,775)  $   (12,331)  $   (2,511)  $    (15,153)
                                                             =======================================================================


                                                              Columbia                     Columbia                      Columbia
                                                              Variable      Columbia       Variable       Columbia       Variable
                                                             Portfolio -    Variable      Portfolio -     Variable      Portfolio -
                                                                Small      Portfolio -      Marsico      Portfolio -      Marsico
                                                               Company        High          Focused        Marsico         21st
                                                               Growth        Income        Equities        Growth         Century
                                                                Fund          Fund           Fund           Fund           Fund
                                                              (Class 1)     (Class 1)      (Class 1)      (Class 1)      (Class 1)
                                                            ------------------------------------------------------------------------
Investment income:
   Dividends                                                $          -  $  1,868,482   $    157,298   $      8,975   $          -
                                                            ------------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk          (26,618)     (403,692)      (604,744)       (49,282)       (23,364)
                                                            ------------------------------------------------------------------------

Net investment income (loss)                                     (26,618)    1,464,790       (447,446)       (40,307)       (23,364)
                                                            ------------------------------------------------------------------------

Net realized gains (losses) from securities transactions          58,837       140,089        328,938        273,617         42,780
Realized gain distributions                                            -             -              -              -              -
                                                            ------------------------------------------------------------------------

Net realized gains (losses)                                       58,837       140,089        328,938        273,617         42,780
                                                            ------------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                           224,028       942,443      1,402,529        655,055        178,758
   End of period                                                 100,502       406,306        106,933        297,972        (44,144)
                                                            ------------------------------------------------------------------------

Change in net unrealized appreciation
   (depreciation) of investments                                (123,526)     (536,137)    (1,295,596)      (357,083)      (222,902)
                                                            ------------------------------------------------------------------------

Increase (decrease) in net assets from operations           $    (91,307) $  1,068,742   $ (1,414,104)  $   (123,773)  $   (203,486)
                                                            ========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)


                                                                               Columbia        Columbia
                                                              Columbia        Variable        Variable
                                                              Variable       Portfolio -     Portfolio -
                                                             Portfolio -       Marsico       Diversified
                                                               Mid Cap      International      Equity         Asset        Global
                                                               Growth       Opportunities      Income       Allocation     Growth
                                                                Fund            Fund            Fund           Fund         Fund
                                                              (Class 1)       (Class 2)       (Class 1)     (Class 2)     (Class 2)
                                                            ------------------------------------------------------------------------
Investment income:
   Dividends                                                $          -   $      28,419   $    74,263    $ 1,426,511  $  3,651,712
                                                            ------------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk          (17,753)        (56,155)      (56,059)    (1,222,717)   (4,693,108)
                                                            ------------------------------------------------------------------------

Net investment income (loss)                                     (17,753)        (27,736)       18,204        203,794    (1,041,396)
                                                            ------------------------------------------------------------------------

Net realized gains (losses) from securities transactions          27,582        (119,798)     (414,632)     1,591,437    11,431,651
Realized gain distributions                                            -               -              -              -             -
                                                            ------------------------------------------------------------------------

Net realized gains (losses)                                       27,582        (119,798)     (414,632)     1,591,437    11,431,651
                                                            ------------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                           205,019         (87,465)     (601,383)     3,776,690    25,053,410
   End of period                                                 140,505        (594,237)     (524,608)     1,935,981   (14,644,596)
                                                            ------------------------------------------------------------------------

Change in net unrealized appreciation
   (depreciation) of investments                                 (64,514)       (506,772)       76,775     (1,840,709)  (39,698,006)
                                                            ------------------------------------------------------------------------

Increase (decrease) in net assets from operations            $   (54,685)  $    (654,306)  $  (319,653)   $   (45,478) $(29,307,751)
                                                            ========================================================================


                                                                               Growth-        Asset          Cash
                                                                Growth         Income       Allocation    Management      Growth
                                                                 Fund           Fund           Fund          Fund          Fund
                                                               (Class 2)      (Class 2)     (Class 3)     (Class 3)      (Class 3)
                                                            ------------------------------------------------------------------------
Investment income:
   Dividends                                                 $  2,375,907   $  5,704,664   $   755,509   $         -   $  1,418,630
                                                            ------------------------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk        (6,410,308)    (6,138,541)     (543,202)     (165,295)    (2,847,172)
                                                            ------------------------------------------------------------------------

Net investment income (loss)                                   (4,034,401)      (433,877)      212,307      (165,295)    (1,428,542)
                                                            ------------------------------------------------------------------------

Net realized gains (losses) from securities transactions        7,118,037     (1,350,253)     (225,064)      (55,051)    (3,808,841)
Realized gain distributions                                             -              -             -             -              -
                                                            ------------------------------------------------------------------------

Net realized gains (losses)                                     7,118,037     (1,350,253)     (225,064)      (55,051)    (3,808,841)
                                                            ------------------------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                         10,343,689    (13,245,492)     (954,260)      (38,099)   (19,399,524)
   End of period                                              (13,113,977)   (23,640,619)     (923,945)      (28,432)   (25,489,227)
                                                            ------------------------------------------------------------------------

Change in net unrealized appreciation
   (depreciation) of investments                              (23,457,666)   (10,395,127)       30,315         9,667     (6,089,703)
                                                            ------------------------------------------------------------------------

Increase (decrease) in net assets from operations            $(20,374,030)  $(12,179,257)  $    17,558   $  (210,679)  $(11,327,086)
                                                            ========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                                      U.S
                                                                                   Government
                                                                                     /AAA-
                                      Growth        High                             Rated        Growth and
                                     -Income       -Income      International      Securities       Income
                                      Fund        Bond Fund         Fund              Fund         Portfolio
                                    (Class 3)     (Class 3)      (Class 3)          (Class 3)     (Class VC)
                                   ---------------------------------------------------------------------------
Investment income:
  Dividends                        $ 2,941,539   $ 1,592,583        $ 909,911      $ 425,389       $ 1,884,357
                                   ---------------------------------------------------------------------------
Expenses:
  Charges for distribution,
   mortality and expense risk      (2,523,894)     (284,344)        (708,520)      (308,424)       (3,933,594)
                                   ---------------------------------------------------------------------------

Net investment income (loss)           417,645     1,308,239          201,391        116,965       (2,049,237)
                                   ---------------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions      (6,366,125)       989,347        (571,446)        599,625       (5,348,487)
Realized gain distributions                  -             -                -        535,529                 -
                                   ---------------------------------------------------------------------------

Net realized gains (losses)        (6,366,125)       989,347        (571,446)      1,135,154       (5,348,487)
                                   ---------------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period             (31,485,081)     2,228,725      (2,328,724)      1,020,229       (5,151,960)
  End of period                   (31,289,108)       165,378     (10,197,402)      1,156,887      (16,914,586)
                                   ---------------------------------------------------------------------------

Change in net unrealized
 appreciation  (depreciation)
 of investments                       195,973    (2,063,347)      (7,868,678)        136,658      (11,762,626)
                                   ---------------------------------------------------------------------------
Increase (decrease) in net
  assets from operations         $ (5,752,507)     $ 234,239    $ (8,238,733)    $ 1,388,777    $ (19,160,350)
                                   ===========================================================================

                                                                                 Sterling
                                                  Sterling                        Capital      Sterling
                                   Mid Cap         Capital        Sterling       Strategic      Capital
                                    Value          Select      Capital Special  Allocation       Total
                                  Portfolio        Equity       Opportunities     Equity       Return Bond
                                 (Class VC)         VIF             VIF            VIF            VIF
                                 -------------------------------------------------------------------------
Investment income:
  Dividends                           $ 58,769    $ 17,156              $ -       $ 13,770     $ 292,896
                                 -----------------------------------------------------------------------
Expenses:
  Charges for distribution,
   mortality and expense risk        (473,884)    (24,977)        (246,805)       (27,475)     (128,753)
                                 -----------------------------------------------------------------------

Net investment income (loss)         (415,115)     (7,821)        (246,805)       (13,705)       164,143
                                 -----------------------------------------------------------------------

Net realized gains (losses)
 from securities transactions        (727,009)   (285,114)          325,926      (163,316)       264,140
Realized gain distributions                  -           -          543,221              -       266,055
                                 -----------------------------------------------------------------------

Net realized gains (losses)          (727,009)   (285,114)          869,147      (163,316)       530,195
                                 -----------------------------------------------------------------------

Net unrealized appreciation
(depreciation) of investments:
  Beginning of period              (1,326,373)   (345,207)        2,222,556      (151,723)       431,803
  End of period                    (1,715,590)   (124,068)          830,032      (117,326)        86,056
                                 -----------------------------------------------------------------------

Change in net unrealized
 appreciation  (depreciation)
 of investments                      (389,217)     221,139      (1,392,524)         34,397     (345,747)
                                 -----------------------------------------------------------------------
Increase (decrease) in net
 assets from operations          $ (1,531,341)   $ (71,796)    $  (770,182)    $ (142,624)     $ 348,591
                                 =======================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)


                                                                                           Franklin
                                                                                          Templeton
                                                                 MTB                         VIP
                                                               Managed       Franklin      Founding
                                                              Allocation      Income        Funds       Allocation
                                                                Fund -      Securities    Allocation     Balanced
                                                               Moderate        Fund          Fund       Portfolio
                                                              Growth II     (Class 2)     (Class 2)     (Class 3)
                                                             ------------------------------------------------------
Investment income:
   Dividends                                                 $         6   $ 4,026,898   $     6,187   $   967,236
                                                             ------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk               (6)   (1,115,899)     (623,846)     (894,355)
                                                             ------------------------------------------------------

Net investment income (loss)                                           -     2,910,999      (617,659)       72,881
                                                             ------------------------------------------------------

Net realized gains (losses) from securities transactions               6     2,199,252      (160,327)      444,599
Realized gain distributions                                            -             -             -             -
                                                             ------------------------------------------------------

Net realized gains (losses)                                            6     2,199,252      (160,327)      444,599
                                                             ------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                                85     4,619,727     4,054,553     1,151,418
   End of period                                                      58      (288,313)    3,510,421      (276,207)
                                                             ------------------------------------------------------

Change in net unrealized appreciation
 (depreciation) of investments                                       (27)   (4,908,040)     (544,132)   (1,427,625)
                                                             ------------------------------------------------------

Increase (decrease) in net assets from operations            $       (21)  $   202,211   $(1,322,118)  $  (910,145)
                                                             ======================================================


                                                                            Allocation
                                                              Allocation     Moderate     Allocation       Real
                                                                Growth        Growth       Moderate       Return
                                                              Portfolio     Portfolio     Portfolio     Portfolio
                                                              (Class 3)     (Class 3)     (Class 3)     (Class 3)
                                                             ------------------------------------------------------
Investment income:
   Dividends                                                 $   105,113   $ 1,399,564   $ 1,194,828   $         -
                                                             ------------------------------------------------------

Expenses:
   Charges for distribution, mortality and expense risk         (148,645)   (1,486,393)   (1,227,312)   (2,263,437)
                                                             ------------------------------------------------------

Net investment income (loss)                                     (43,532)      (86,829)      (32,484)   (2,263,437)
                                                             ------------------------------------------------------

Net realized gains (losses) from securities transactions         (10,872)      571,837       485,492     1,580,194
Realized gain distributions                                            -             -             -             -
                                                             ------------------------------------------------------

Net realized gains (losses)                                      (10,872)      571,837       485,492     1,580,194
                                                             ------------------------------------------------------

Net unrealized appreciation (depreciation) of investments:
   Beginning of period                                           395,572     3,286,796     2,110,315      (400,707)
   End of period                                                (440,810)   (3,916,462)   (2,155,248)    6,155,995
                                                             ------------------------------------------------------

Change in net unrealized appreciation
 (depreciation) of investments                                  (836,382)   (7,203,258)   (4,265,563)    6,556,702
                                                             ------------------------------------------------------

Increase (decrease) in net assets from operations            $  (890,786)  $(6,718,250)  $(3,812,555)  $ 5,873,459
                                                             ======================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011

                                                                                Government
                                                                                    and
                                                                  Capital         Quality                       Natural
                                            Asset Allocation    Appreciation       Bond          Growth        Resources
                                               Portfolio         Portfolio       Portfolio      Portfolio      Portfolio
                                               (Class 1)         (Class 1)       (Class 1)      (Class 1)      (Class 1)
                                           -------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $       1,583,036   $  (4,906,923)  $  2,123,623   $   (801,881)  $   (694,316)

  Net realized gains (losses)                       (956,896)       (175,970)     1,777,377    (10,456,752)    14,600,815
  Change in net unrealized appreciation
    (depreciation) of investments                 (1,311,874)    (18,757,854)     3,376,070      3,569,252    (31,931,763)
                                           -------------------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                        (685,734)    (23,840,747)     7,277,070     (7,689,381)   (18,025,264)
                                           -------------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                       992,082         921,185        334,137        256,448        297,174
  Cost of units redeemed                         (19,427,174)    (46,837,757)   (26,148,706)   (15,107,706)    (9,128,017)
  Net transfers                                   (2,177,642)     (6,923,477)    (4,392,448)    (4,251,109)    (3,136,242)
  Contract maintenance charge                        (60,568)       (164,444)       (62,237)       (51,508)       (32,200)
                                           -------------------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions          (20,673,302)    (53,004,493)   (30,269,254)   (19,153,875)   (11,999,285)
                                           -------------------------------------------------------------------------------

Increase (decrease) in net assets                (21,359,036)    (76,845,240)   (22,992,184)   (26,843,256)   (30,024,549)
Net assets at beginning of period                148,047,003     339,813,674    153,478,309    110,972,743     91,874,923
                                           -------------------------------------------------------------------------------
Net assets at end of period                $     126,687,967   $ 262,968,434   $130,486,125   $ 84,129,487   $ 61,850,374
                                           ===============================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                          37,945          18,185         17,045          8,231          5,605
  Units redeemed                                    (699,535)       (897,324)    (1,297,111)      (463,400)      (164,749)
  Units transferred                                  (82,677)       (159,038)      (229,246)      (138,021)       (63,113)
                                           -------------------------------------------------------------------------------
Increase (decrease) in units outstanding            (744,267)     (1,038,177)    (1,509,312)      (593,190)      (222,257)
Beginning units                                    5,350,434       6,597,464      7,751,361      3,315,995      1,557,073
                                           -------------------------------------------------------------------------------
Ending units                                       4,606,167       5,559,287      6,242,049      2,722,805      1,334,816
                                           ===============================================================================

                                                                          Government
                                                                              and
                                              Asset         Capital         Quality                     Natural
                                            Allocation    Appreciation       Bond          Growth      Resources
                                            Portfolio      Portfolio       Portfolio     Portfolio     Portfolio
                                            (Class 2)      (Class 2)       (Class 2)     (Class 2)     (Class 2)
                                           -----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $    95,149   $    (971,286)  $    825,625   $  (313,608)  $  (196,201)

  Net realized gains (losses)                 (362,330)      1,615,992        484,598      (739,873)    2,518,393
  Change in net unrealized appreciation
    (depreciation) of investments              223,232      (5,138,617)     1,903,782    (1,178,147)   (6,227,585)
                                           -----------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                   (43,949)     (4,493,911)     3,214,005    (2,231,628)   (3,905,393)
                                           -----------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                 125,082         291,289        189,596       149,155        86,303
  Cost of units redeemed                    (1,749,807)    (11,027,340)   (13,079,499)   (4,997,614)   (3,206,309)
  Net transfers                               (643,595)     (1,092,778)    (1,440,573)   (1,799,916)      378,584
  Contract maintenance charge                   (1,751)        (13,844)       (12,804)       (6,394)       (4,151)
                                           -----------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions     (2,270,071)    (11,842,673)   (14,343,280)   (6,654,769)   (2,745,573)
                                           -----------------------------------------------------------------------

Increase (decrease) in net assets           (2,314,020)    (16,336,584)   (11,129,275)   (8,886,397)   (6,650,966)
Net assets at beginning of period           12,068,846      67,059,315     70,840,016    35,104,300    20,577,924
                                           -----------------------------------------------------------------------
Net assets at end of period                $ 9,754,826   $  50,722,731   $ 59,710,741   $26,217,903   $13,926,958
                                           =======================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     4,544           5,658          9,523         4,785         1,575
  Units redeemed                               (64,308)       (207,722)      (657,159)     (153,391)      (57,329)
  Units transferred                            (22,946)        (21,264)       (73,135)      (53,128)        7,485
                                           -----------------------------------------------------------------------
Increase (decrease) in units outstanding       (82,710)       (223,328)      (720,771)     (201,734)      (48,269)
Beginning units                                445,415       1,297,490      3,615,043     1,065,457       354,974
                                           -----------------------------------------------------------------------
Ending units                                   362,705       1,074,162      2,894,272       863,723       306,705
                                           =======================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                          Government
                                              Asset         Capital       and Quality                     Natural
                                            Allocation    Appreciation       Bond          Growth        Resources
                                            Portfolio      Portfolio       Portfolio      Portfolio      Portfolio
                                            (Class 3)      (Class 3)       (Class 3)      (Class 3)      (Class 3)
                                           -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $   300,498   $  (6,442,358)  $  8,356,134   $ (1,443,498)  $ (1,707,142)

  Net realized gains (losses)                 (555,318)      4,567,977      6,494,685     (8,219,307)    14,318,303
  Change in net unrealized appreciation
    (depreciation) of investments              (70,385)    (32,306,187)    16,137,878        216,062    (46,077,902)
                                           -------------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                  (325,205)    (34,180,568)    30,988,697     (9,446,743)   (33,466,741)
                                           -------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold               3,540,646      48,403,274     61,138,917      3,631,609     12,198,713
  Cost of units redeemed                    (3,916,998)    (52,081,825)   (77,618,458)   (17,952,469)   (17,669,030)
  Net transfers                              4,379,818      15,493,257    (21,723,961)    (3,489,887)     8,396,041
  Contract maintenance charge                   (4,297)        (65,928)       (90,060)       (28,169)       (25,428)
                                           -------------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions      3,999,169      11,748,778    (38,293,562)   (17,838,916)     2,900,296
                                           ------------  --------------  -------------  -------------  -------------

Increase (decrease) in net assets            3,673,964     (22,431,790)    (7,304,865)   (27,285,659)   (30,566,445)
Net assets at beginning of period           26,111,044     399,561,339    614,635,115    139,438,193    157,516,099
                                           -------------------------------------------------------------------------
Net assets at end of period                $29,785,008   $ 377,129,549   $607,330,250   $112,152,534   $126,949,654
                                           =========================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                   247,642       2,940,294      4,681,821        266,627        857,425
  Units redeemed                              (152,713)     (1,128,648)    (4,075,553)      (596,118)      (385,149)
  Units transferred                            227,269       1,257,974       (708,005)       (44,767)       489,979
                                           -------------------------------------------------------------------------
Increase (decrease) in units outstanding       322,198       3,069,620       (101,737)      (374,258)       962,255
Beginning units                              1,089,320       9,407,507     33,724,258      4,614,824      3,317,100
                                           -------------------------------------------------------------------------
Ending units                                 1,411,518      12,477,127     33,622,521      4,240,566      4,279,355
                                           =========================================================================

                                                                                          Blue
                                            Aggressive     Alliance                       Chip        Capital
                                              Growth        Growth        Balanced       Growth        Growth
                                            Portfolio      Portfolio     Portfolio     Portfolio     Portfolio
                                            (Class 1)      (Class 1)     (Class 1)     (Class 1)     (Class 1)
                                           ---------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $  (435,859)  $ (1,876,684)  $    98,393   $  (103,838)  $   (96,749)

  Net realized gains (losses)               (1,248,080)    (4,354,227)   (1,517,044)      697,197       321,444
  Change in net unrealized appreciation
    (depreciation) of investments              807,536        (12,559)    1,795,496    (1,336,779)     (359,172)
                                           ---------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                  (876,403)    (6,243,470)      376,845      (743,420)     (134,477)
                                           ---------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                 156,600        707,528       413,251        32,873        12,687
  Cost of units redeemed                    (4,135,569)   (23,451,107)   (8,288,059)     (945,334)     (931,392)
  Net transfers                             (1,078,654)    (5,835,278)     (882,144)    2,698,633      (353,720)
  Contract maintenance charge                  (23,756)      (142,561)      (37,101)       (4,002)       (3,550)
                                           ---------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions     (5,081,379)   (28,721,418)   (8,794,053)    1,782,170    (1,275,975)
                                           ------------  -------------  ------------  ------------  ------------

Increase (decrease) in net assets           (5,957,782)   (34,964,888)   (8,417,208)    1,038,750    (1,410,452)
Net assets at beginning of period           31,520,617    194,227,558    52,795,983     7,453,970     6,911,604
                                           ---------------------------------------------------------------------
Net assets at end of period                $25,562,835   $159,262,670   $44,378,775   $ 8,492,720   $ 5,501,152
                                           =====================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                    12,331         23,622        24,635         4,867         1,734
  Units redeemed                              (311,905)      (723,043)     (508,309)     (147,128)     (123,616)
  Units transferred                            (82,596)      (186,730)      (63,512)      405,625       (44,689)
                                           ---------------------------------------------------------------------
Increase (decrease) in units outstanding      (382,170)      (886,151)     (547,186)      263,364      (166,571)
Beginning units                              2,381,289      5,945,122     3,220,885     1,151,423       921,727
                                           ---------------------------------------------------------------------
Ending units                                 1,999,119      5,058,971     2,673,699     1,414,787       755,156
                                           =====================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                             Davis          "Dogs"
                                               Cash         Corporate       Venture        of Wall       Emerging
                                            Management        Bond           Value          Street        Markets
                                             Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
                                             (Class 1)      (Class 1)      (Class 1)      (Class 1)      (Class 1)
                                           ---------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $ (1,127,014)  $  5,101,622   $  (1,240,869)  $   137,510   $   (569,232)

  Net realized gains (losses)                  (939,795)     5,076,659       2,189,686      (997,414)     5,627,555
  Change in net unrealized appreciation
    (depreciation) of investments               733,817     (4,955,968)    (27,249,401)    3,044,712    (21,492,004)
                                           ---------------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                 (1,332,992)     5,222,313     (26,300,584)    2,184,808    (16,433,681)
                                           ---------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                1,322,761        258,027       1,373,575       101,193         98,236
  Cost of units redeemed                    (25,575,226)   (19,503,579)    (67,446,574)   (2,968,923)    (8,004,754)
  Net transfers                               3,922,768     (1,583,743)    (21,675,655)    1,997,203     (5,254,688)
  Contract maintenance charge                   (61,575)       (39,551)       (257,118)      (12,245)       (25,891)
                                           ---------------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions     (20,391,272)   (20,868,846)    (88,005,772)     (882,772)   (13,187,097)
                                           ---------------------------------------------------------------------------

Increase (decrease) in net assets           (21,724,264)   (15,646,533)   (114,306,356)    1,302,036    (29,620,778)
Net assets at beginning of period            83,078,100    117,817,851     516,192,684    20,912,903     70,563,496
                                           ---------------------------------------------------------------------------
Net assets at end of period                $ 61,353,836   $102,171,318   $ 401,886,328   $22,214,939   $ 40,942,718
                                           ===========================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                    103,728         10,495          42,569         7,529          4,414
  Units redeemed                             (1,953,345)      (795,781)     (1,949,404)     (228,386)      (370,912)
  Units transferred                             298,494        (66,779)       (633,470)      148,693       (247,982)
Increase (decrease) in units outstanding     (1,551,123)      (852,065)     (2,540,305)      (72,164)      (614,480)
                                           ---------------------------------------------------------------------------
Beginning units                               6,259,934      4,937,540      14,479,135     1,685,553      3,029,609
                                           ---------------------------------------------------------------------------
Ending units                                  4,708,811      4,085,475      11,938,830     1,613,389      2,415,129
                                           ===========================================================================

                                               Equity        Fundamental      Global        Global          Growth
                                            Opportunities      Growth          Bond        Equities      Opportunities
                                              Portfolio       Portfolio     Portfolio      Portfolio       Portfolio
                                              (Class 1)       (Class 1)     (Class 1)      (Class 1)       (Class 1)
                                           ----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $     (308,250)  $   (702,364)  $   384,647   $   (355,278)  $     (191,325)

  Net realized gains (losses)                  (2,260,730)    (1,610,086)    1,242,231        583,916          493,188
  Change in net unrealized appreciation
    (depreciation) of investments               2,019,967       (727,525)      516,827     (7,178,192)        (896,371)
                                           ----------------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                     (549,013)    (3,039,975)    2,143,705     (6,949,554)        (594,508)
                                           ----------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                     71,045        205,864       153,692        245,577           42,777
  Cost of units redeemed                       (5,122,904)    (5,910,718)   (8,225,972)    (7,647,143)      (2,052,717)
  Net transfers                                (1,467,526)    (1,561,749)      856,747     (1,193,252)       1,395,531
  Contract maintenance charge                     (18,682)       (36,997)      (17,833)       (34,406)          (6,202)
                                           ----------------------------------------------------------------------------
    Increase (decrease) in net
       assets from capital transactions        (6,538,067)    (7,303,600)   (7,233,366)    (8,629,224)        (620,611)
                                           ----------------------------------------------------------------------------

Increase (decrease) in net assets              (7,087,080)   (10,343,575)   (5,089,661)   (15,578,778)      (1,215,119)
Net assets at beginning of period              35,569,774     50,204,357    55,110,439     65,682,773       12,523,208
                                           ----------------------------------------------------------------------------
Net assets at end of period                $   28,482,694   $ 39,860,782   $50,020,778   $ 50,103,995   $   11,308,089
                                           ============================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                        3,858         12,319         6,547         12,385            8,415
  Units redeemed                                 (278,617)      (335,379)     (354,816)      (374,118)        (327,145)
  Units transferred                               (79,361)       (89,555)       31,294        (59,355)         193,830
Increase (decrease) in units outstanding         (354,120)      (412,615)     (316,975)      (421,088)        (124,900)
                                           ----------------------------------------------------------------------------
Beginning units                                 1,903,762      2,791,218     2,435,976      3,105,351        2,049,362
                                           ----------------------------------------------------------------------------
Ending units                                    1,549,642      2,378,603     2,119,001      2,684,263        1,924,462
                                           ============================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)


                                                                              International    International     Marsico
                                              Growth-                          Diversified      Growth and       Focused
                                              Income       High-Yield Bond      Equities          Income          Growth
                                             Portfolio        Portfolio         Portfolio        Portfolio      Portfolio
                                             (Class 1)        (Class 1)         (Class 1)        (Class 1)      (Class 1)
                                           ----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $   (855,386)  $      4,627,122   $      273,053   $      778,779   $  (194,388)

  Net realized gains (losses)                (3,464,925)         3,981,672        1,362,127       (2,978,012)   (1,696,217)
  Change in net unrealized appreciation
    (depreciation) of investments            13,534,119         (5,938,660)      (9,712,888)      (5,934,825)    1,454,293
                                           ----------------------------------------------------------------------------------
    Increase (decrease) in net assets
     from operations                          9,213,808          2,670,134       (8,077,708)      (8,134,058)     (436,312)
                                           ----------------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  397,844            107,902          217,228          251,669        29,384
  Cost of units redeemed                    (20,199,755)       (16,426,958)      (8,030,470)      (8,228,235)   (2,620,671)
  Net transfers                              (3,629,800)        (3,146,069)        (822,138)      (2,346,042)     (658,870)
  Contract maintenance charge                   (90,828)           (31,293)         (24,532)         (28,705)       (7,450)
                                           ----------------------------------------------------------------------------------
    Increase (decrease) in net assets
     from capital transactions              (23,522,539)       (19,496,418)      (8,659,912)     (10,351,313)   (3,257,607)
                                           ----------------------------------------------------------------------------------

Increase (decrease) in net assets           (14,308,731)       (16,826,284)     (16,737,620)     (18,485,371)   (3,693,919)
Net assets at beginning of period           150,039,360         86,693,034       57,652,237       62,433,700    17,285,173
                                           ----------------------------------------------------------------------------------
Net assets at end of period                $135,730,629   $     69,866,750   $   40,914,617   $   43,948,329   $13,591,254
                                           ==================================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     14,525              4,721           22,436           18,801         2,424
  Units redeemed                               (743,177)          (715,956)        (623,438)        (611,257)     (221,055)
  Units transferred                            (138,686)          (129,981)         (70,989)        (173,415)      (58,932)
                                           ----------------------------------------------------------------------------------
Increase (decrease) in units outstanding       (867,338)          (841,216)        (671,991)        (765,871)     (277,563)
Beginning units                               5,628,193          3,907,227        4,302,496        4,460,288     1,461,419
                                           ----------------------------------------------------------------------------------
Ending units                                  4,760,855          3,066,011        3,630,505        3,694,417     1,183,856
                                           ==================================================================================

                                                 MFS
                                            Massachusetts        MFS
                                              Investors         Total         Mid-Cap         Real
                                                Trust          Return         Growth         Estate      Technology
                                              Portfolio       Portfolio      Portfolio     Portfolio     Portfolio
                                              (Class 1)       (Class 1)      (Class 1)     (Class 1)     (Class 1)
                                           -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $     (482,393)  $  1,789,181   $   (638,767)  $  (214,943)  $  (165,924)

  Net realized gains (losses)                   1,023,602     (1,617,685)        33,330    (5,681,707)    1,620,856
  Change in net unrealized appreciation
    (depreciation) of investments              (2,328,334)       616,492     (2,203,091)    7,959,562    (2,187,808)
                                           -------------------------------------------------------------------------
    Increase (decrease) in net assets
     from operations                           (1,787,125)       787,988     (2,808,528)    2,062,912      (732,876)
                                           -------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                    228,965        532,807        118,907        60,567        22,981
  Cost of units redeemed                       (8,111,743)   (27,131,757)    (6,218,750)   (4,734,327)   (1,095,777)
  Net transfers                                (1,038,941)    (6,252,522)    (1,727,201)      (23,004)   (1,264,478)
  Contract maintenance charge                     (33,319)       (80,980)       (24,326)      (15,540)       (5,245)
                                           -------------------------------------------------------------------------
    Increase (decrease) in net assets
     from capital transactions                 (8,955,038)   (32,932,452)    (7,851,370)   (4,712,304)   (2,342,519)
                                           -------------------------------------------------------------------------

Increase (decrease) in net assets             (10,742,163)   (32,144,464)   (10,659,898)   (2,649,392)   (3,075,395)
Net assets at beginning of period              60,339,321    185,839,559     45,703,076    36,225,392    11,995,754
                                           -------------------------------------------------------------------------
Net assets at end of period                $   49,597,158   $153,695,095   $ 35,043,178   $33,576,000   $ 8,920,359
                                           =========================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                        9,998         21,917         11,768         2,876        11,258
  Units redeemed                                 (351,651)      (978,751)      (522,037)     (204,882)     (456,165)
  Units transferred                               (46,716)      (234,253)      (149,522)       (9,860)     (550,696)
                                           -------------------------------------------------------------------------
Increase (decrease) in units outstanding         (388,369)    (1,191,087)      (659,791)     (211,866)     (995,603)
Beginning units                                 2,611,728      6,704,504      3,809,894     1,630,893     4,925,859
                                           -------------------------------------------------------------------------
Ending units                                    2,223,359      5,513,417      3,150,103     1,419,027     3,930,256
                                           =========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                             Total
                                             Telecom        Return       Aggressive     Alliance
                                             Utility         Bond          Growth        Growth       Balanced
                                            Portfolio      Portfolio     Portfolio     Portfolio     Portfolio
                                            (Class 1)      (Class 1)     (Class 2)     (Class 2)     (Class 2)
                                           --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $   139,399   $       (604)  $   (58,598)  $  (320,965)  $      (401)

  Net realized gains (losses)                   15,137      2,278,173       (88,051)    1,519,586       550,491
  Change in net unrealized appreciation
    (depreciation) of investments              582,534        920,089         7,265    (2,102,161)     (452,107)
                                           --------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                   737,070      3,197,658      (139,384)     (903,540)       97,983
                                           --------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  44,461        577,975        14,112        83,339        26,705
  Cost of units redeemed                    (2,129,669)   (10,507,041)     (773,550)   (4,108,146)   (2,379,008)
  Net transfers                              1,311,118      4,818,019        25,830      (924,528)      106,153
  Contract maintenance charge                   (8,848)       (26,623)       (1,046)       (7,642)       (2,560)
                                           --------------------------------------------------------------------
    Increase (decrease) in net
      assets from capital transactions        (782,938)    (5,137,670)     (734,654)   (4,956,977)   (2,248,710)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets              (45,868)    (1,940,012)     (874,038)   (5,860,517)   (2,150,727)
Net assets at beginning of period           16,957,302     73,372,533     4,132,241    28,521,555     9,466,636
                                           --------------------------------------------------------------------
Net assets at end of period                $16,911,434   $ 71,432,521   $ 3,258,203   $22,661,038   $ 7,315,909
                                           ====================================================================
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     2,700         21,244         1,052         2,582         1,605
  Units redeemed                              (127,134)      (388,907)      (60,098)     (126,441)     (142,040)
  Units transferred                             75,093        172,233         1,409       (29,107)        7,246
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding       (49,341)      (195,430)      (57,637)     (152,966)     (133,189)
Beginning units                              1,045,963      2,768,785       317,181       884,254       576,837
                                           --------------------------------------------------------------------
Ending units                                   996,622      2,573,355       259,544       731,288       443,648
                                           ====================================================================
                                               Blue                                                    Davis
                                               Chip        Capital        Cash        Corporate       Venture
                                              Growth       Growth      Management        Bond          Value
                                            Portfolio     Portfolio     Portfolio     Portfolio      Portfolio
                                            (Class 2)     (Class 2)     (Class 2)     (Class 2)      (Class 2)
                                           --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $   (55,761)  $  (34,565)  $   (361,201)  $ 1,448,026   $   (350,740)

  Net realized gains (losses)                  198,129       28,252       (331,386)    1,781,110      1,180,554
  Change in net unrealized appreciation
    (depreciation) of investments             (392,469)     (52,236)       232,978    (1,643,934)    (5,091,620)
                                           --------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                  (250,101)     (58,549)      (459,609)    1,585,202     (4,261,806)
                                           --------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  24,110        1,077        995,300       131,043        120,820
  Cost of units redeemed                      (786,314)    (391,603)   (11,017,424)   (7,874,532)   (11,538,377)
  Net transfers                               (243,486)     231,211      5,378,916    (1,809,615)    (3,724,733)
  Contract maintenance charge                   (1,034)        (569)        (7,216)       (5,513)       (17,200)
                                           --------------------------------------------------------------------
    Increase (decrease) in net
      assets from capital transactions      (1,006,724)    (159,884)    (4,650,424)   (9,558,617)   (15,159,490)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets           (1,256,825)    (218,433)    (5,110,033)   (7,973,415)   (19,421,296)
Net assets at beginning of period            4,356,876    2,323,617     25,838,275    38,444,400     84,032,538
                                           --------------------------------------------------------------------
Net assets at end of period                $ 3,100,051   $2,105,184   $ 20,728,242   $30,470,985   $ 64,611,242
                                           ====================================================================
ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     3,842          145         77,004         5,424          3,690
  Units redeemed                              (124,530)     (53,330)      (852,147)     (326,616)      (331,446)
  Units transferred                            (40,375)      32,554        416,074       (75,608)      (108,556)
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding      (161,063)     (20,631)      (359,069)     (396,800)      (436,312)
Beginning units                                690,860      315,104      1,975,942     1,638,505      2,380,663
                                           --------------------------------------------------------------------
Ending units                                   529,797      294,473      1,616,873     1,241,705      1,944,351
                                           ====================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)


                                              "Dogs"
                                             of Wall       Emerging        Equity         Foreign      Fundamental
                                              Street       Markets      Opportunities      Value         Growth
                                            Portfolio     Portfolio       Portfolio      Portfolio      Portfolio
                                            (Class 2)     (Class 2)       (Class 2)      (Class 2)      (Class 2)
                                           --------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $    30,623   $  (125,719)  $      (74,225)  $   (36,710)  $    (47,149)

  Net realized gains (losses)                 (456,761)    1,320,270         (641,651)      120,991        114,451
  Change in net unrealized appreciation
    (depreciation) of investments            1,107,792    (4,318,411)         595,574    (3,835,279)      (270,301)
                                           --------------------------------------------------------------------------
    Increase (decrease) in net
     assets from operations                    681,654    (3,123,860)        (120,302)   (3,750,998)      (202,999)
                                           --------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  24,107        14,160           11,097        83,819         11,108
  Cost of units redeemed                    (1,523,844)   (2,054,298)      (1,145,051)   (5,440,613)      (415,102)
  Net transfers                                391,561        85,162         (206,152)     (390,714)      (108,868)
  Contract maintenance charge                   (1,911)       (2,542)          (1,679)       (6,177)          (855)
                                           --------------------------------------------------------------------------
    Increase (decrease) in net
     assets from capital transactions       (1,110,087)   (1,957,518)      (1,341,785)   (5,753,685)      (513,717)
                                           --------------------------------------------------------------------------

Increase (decrease) in net assets             (428,433)   (5,081,378)      (1,462,087)   (9,504,683)      (716,716)
Net assets at beginning of period            6,902,147    12,833,079        7,002,702    34,959,236      3,323,350
                                           --------------------------------------------------------------------------
Net assets at end of period                $ 6,473,714   $ 7,751,701   $    5,540,615   $25,454,553   $  2,606,634
                                           ==========================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     1,939           654              609         5,055            726
  Units redeemed                              (118,595)      (99,158)         (62,644)     (322,473)       (23,367)
  Units transferred                             29,953         3,651          (11,916)      (16,620)        (6,458)
                                           --------------------------------------------------------------------------
Increase (decrease) in units outstanding       (86,703)      (94,853)         (73,951)     (334,038)       (29,099)
Beginning units                                565,210       561,922          381,287     2,061,571        187,389
                                           --------------------------------------------------------------------------
Ending units                                   478,507       467,069          307,336     1,727,533        158,290
                                           ==========================================================================

                                              Global        Global         Growth         Growth-      High-Yield
                                               Bond        Equities     Opportunities      Income         Bond
                                            Portfolio     Portfolio       Portfolio      Portfolio     Portfolio
                                            (Class 2)     (Class 2)       (Class 2)      (Class 2)     (Class 2)
                                           ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $    71,253   $   (54,464)  $      (77,940)  $   (77,116)  $ 1,087,782

  Net realized gains (losses)                  274,337        80,344          257,146         7,877         8,931
  Change in net unrealized appreciation
    (depreciation) of investments              181,062      (853,948)        (430,887)      684,240      (599,867)
                                           ----------------------------------------------------------------------
    Increase (decrease) in net
     assets from operations                    526,652      (828,068)        (251,681)      615,001       496,846
                                           ----------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  66,369         1,125           13,687        13,844        44,593
  Cost of units redeemed                    (2,936,937)     (937,926)        (938,965)   (1,777,853)   (3,728,298)
  Net transfers                               (380,574)       40,250          367,846       (15,923)     (220,869)
  Contract maintenance charge                   (1,958)       (1,416)            (938)       (3,020)       (2,930)
                                           ----------------------------------------------------------------------
    Increase (decrease) in net
     assets from capital transactions       (3,253,100)     (897,967)        (558,370)   (1,782,952)   (3,907,504)
                                           ----------------------------------------------------------------------

Increase (decrease) in net assets           (2,726,448)   (1,726,035)        (810,051)   (1,167,951)   (3,410,658)
Net assets at beginning of period           14,697,208     7,868,391        4,946,927    10,388,023    19,311,856
                                           ----------------------------------------------------------------------
Net assets at end of period                $11,970,760   $ 6,142,356   $    4,136,876   $ 9,220,072   $15,901,198
                                           ======================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     2,880            54            2,206           511         2,037
  Units redeemed                              (128,341)      (45,362)        (155,422)      (64,792)     (165,970)
  Units transferred                            (16,462)        2,178           47,179        (1,184)       (9,960)
                                           ----------------------------------------------------------------------
Increase (decrease) in units outstanding      (141,923)      (43,130)        (106,037)      (65,465)     (173,893)
Beginning units                                656,557       376,320          822,537       392,603       886,276
                                           ----------------------------------------------------------------------
Ending units                                   514,634       333,190          716,500       327,138       712,383
                                           ======================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                            International                          Marsico            MFS             MFS
                                             Diversified       International       Focused       Massachusetts       Total
                                              Equities       Growth and Income      Growth         Investors         Return
                                              Portfolio          Portfolio        Portfolio     Trust Portfolio    Portfolio
                                              (Class 2)          (Class 2)        (Class 2)        (Class 2)       (Class 2)
                                           -------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $       81,885   $          126,606   $  (231,185)  $       (131,828)  $   454,186

  Net realized gains (losses)                     636,413           (1,206,877)     (512,957)           740,161      (554,391)
  Change in net unrealized appreciation
    (depreciation) of investments              (4,508,916)            (467,131)      250,286         (1,082,989)      271,760
                                           -------------------------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                   (3,790,618)          (1,547,402)     (493,856)          (474,656)      171,555
                                           -------------------------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                     41,146               25,276        18,097             30,520       192,139
  Cost of units redeemed                       (4,201,250)          (1,803,803)   (3,549,873)        (1,982,559)   (8,895,810)
  Net transfers                                  (130,601)            (164,726)     (792,782)          (127,375)   (1,249,806)
  Contract maintenance charge                      (5,155)              (2,253)       (2,921)            (2,719)      (12,420)
                                           -------------------------------------------------------------------------------------
    Increase (decrease) in net
      assets from capital transactions         (4,295,860)          (1,945,506)   (4,327,479)        (2,082,133)   (9,965,897)
                                           -------------------------------------------------------------------------------------

Increase (decrease) in net assets              (8,086,478)          (3,492,908)   (4,821,335)        (2,556,789)   (9,794,342)
Net assets at beginning of period              27,500,147           12,185,472    19,157,098         13,718,315    57,854,501
                                           -------------------------------------------------------------------------------------
Net assets at end of period                $   19,413,669   $        8,692,564   $14,335,763   $     11,161,526   $48,060,159
                                           =====================================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                        3,263                2,242         1,593              1,285         6,894
  Units redeemed                                 (329,759)            (132,428)     (306,768)           (86,368)     (319,961)
  Units transferred                                (4,970)              (8,565)      (69,004)            (8,508)      (46,014)
                                           -------------------------------------------------------------------------------------
Increase (decrease) in units outstanding         (331,466)            (138,751)     (374,179)           (93,591)     (359,081)
Beginning units                                 2,084,423              877,522     1,643,643            599,107     2,101,531
                                           -------------------------------------------------------------------------------------
Ending units                                    1,752,957              738,771     1,269,464            505,516     1,742,450
                                           =====================================================================================
                                                                         Small &
                                             Mid-Cap         Real        Mid Cap                     Telecom
                                              Growth        Estate        Value       Technology     Utility
                                            Portfolio     Portfolio     Portfolio     Portfolio     Portfolio
                                            (Class 2)     (Class 2)     (Class 2)     (Class 2)     (Class 2)
                                           ------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment income (loss)             $  (300,103)  $   (86,105)  $  (345,128)  $   (56,959)  $   14,409

  Net realized gains (losses)                1,532,410    (1,043,926)    1,171,318       279,310      (26,841)
  Change in net unrealized appreciation
    (depreciation) of investments           (2,445,184)    1,803,149    (3,164,354)     (482,190)     107,570
                                           ------------------------------------------------------------------
    Increase (decrease) in net
      assets from operations                (1,212,877)      673,118    (2,338,164)     (259,839)      95,138
                                           ------------------------------------------------------------------

From capital transactions:
  Net proceeds from units sold                  48,455        35,708        49,677        14,481        7,818
  Cost of units redeemed                    (3,295,910)   (2,005,390)   (4,127,876)     (688,213)    (457,116)
  Net transfers                             (1,308,050)     (266,833)   (1,079,255)     (294,932)     361,948
  Contract maintenance charge                   (4,764)       (2,400)       (4,718)       (1,141)        (721)
                                           ------------------------------------------------------------------
    Increase (decrease) in net
      assets from capital transactions      (4,560,269)   (2,238,915)   (5,162,172)     (969,805)     (88,071)
                                           ------------------------------------------------------------------

Increase (decrease) in net assets           (5,773,146)   (1,565,797)   (7,500,336)   (1,229,644)       7,067
Net assets at beginning of period           21,973,145    11,265,666    27,587,624     4,196,017    2,463,805
                                           ------------------------------------------------------------------
Net assets at end of period                $16,199,999   $ 9,699,869   $20,087,288   $ 2,966,373   $2,470,872
                                           ==================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                     3,982         1,574         2,519         5,999          476
  Units redeemed                              (273,069)      (87,576)     (211,132)     (295,243)     (27,317)
  Units transferred                           (104,304)      (11,970)      (55,073)     (131,503)      20,518
                                           ------------------------------------------------------------------
Increase (decrease) in units outstanding      (373,391)      (97,972)     (263,686)     (420,747)      (6,323)
Beginning units                              1,843,496       516,347     1,352,751     1,752,932      155,083
                                           ------------------------------------------------------------------
Ending units                                 1,470,105       418,375     1,089,065     1,332,185      148,760
                                           ==================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                           Total Return   Aggressive      Alliance      American Funds    American Funds
                                               Bond         Growth         Growth     Asset Allocation     Global Growth
                                            Portfolio      Portfolio      Portfolio     SAST Portfolio    SAST Portfolio
                                            (Class 2)      (Class 3)      (Class 3)       (Class 3)         (Class 3)
                                           -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $   (39,382)  $  (261,245)  $  (1,672,723)  $   (343,221)      $   (2,143,698)

 Net realized gains (losses)                 1,185,304    (1,032,656)      4,484,465       (528,165)          (1,753,748)
  Change in net unrealized appreciation
  (depreciation) of investments               (268,693)      601,692      (7,233,932)      (190,146)         (31,947,653)
                                           -----------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                             877,229      (692,209)     (4,422,190)    (1,061,532)         (35,845,099)
                                           -----------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                  116,818     4,440,830       3,719,798     28,250,382          101,129,238
 Cost of units redeemed                     (4,553,331)   (1,390,984)    (20,322,581)    (6,853,316)         (16,904,785)
 Net transfers                                 302,679      (193,412)     (5,705,526)     8,055,525           53,724,918
 Contract maintenance charge                    (2,606)       (3,103)        (30,250)        (7,888)             (24,572)
                                           -----------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                (4,136,440)    2,853,331     (22,338,559)    29,444,703          137,924,799
                                           -----------------------------------------------------------------------------

Increase (decrease) in net assets           (3,259,211)    2,161,122     (26,760,749)    28,383,171          102,079,700
 Net assets at beginning of period          22,983,900    15,130,894     133,338,609     72,974,449          248,702,974
                                           -----------------------------------------------------------------------------
 Net assets at end of period               $19,724,689   $17,292,016   $ 106,577,860   $101,357,620         $350,782,674
                                           =============================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      4,384       464,741         289,901      2,737,223            9,110,865
 Units redeemed                               (171,674)     (115,117)       (651,589)      (674,090)          (1,560,053)
 Units transferred                               8,653        (8,937)       (155,742)       782,802            5,161,935
                                           -----------------------------------------------------------------------------
Increase (decrease) in units outstanding      (158,637)      340,687        (517,430)     2,845,935           12,712,747
Beginning units                                882,303     1,239,636       4,315,346      7,176,929           22,149,625
                                           -----------------------------------------------------------------------------
Ending units                                   723,666     1,580,323       3,797,916     10,022,864           34,862,372
                                           =============================================================================

                                              American Funds    American Funds                         Blue Chip       Capital
                                               Growth SAST      Growth-Income       Balanced            Growth         Growth
                                                Portfolio       SAST Portfolio      Portfolio          Portfolio      Portfolio
                                                (Class 3)          (Class 3)        (Class 3)          (Class 3)      (Class 3)
                                           -------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $      (2,783,803)  $    (1,065,414)  $        50,872   $      (843,633)  $  (769,153)

Net realized gains (losses)                       (4,401,378)       (5,273,420)          675,698           469,016    (1,058,969)
 Change in net unrealized appreciation
  (depreciation) of investments                   (7,836,932)         (818,810)         (595,400)       (4,004,787)      411,788
                                           -------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                               (15,022,113)       (7,157,644)          131,170        (4,379,404)   (1,416,334)
                                           -------------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                     50,284,916        31,910,082         9,754,233        18,527,146       669,511
 Cost of units redeemed                          (13,599,160)      (13,085,358)       (3,834,938)       (4,500,305)   (3,888,934)
 Net transfers                                    10,787,730         5,713,436         4,027,114         8,844,931    (2,299,933)
 Contract maintenance charge                         (21,228)          (20,293)           (4,126)           (4,496)       (7,265)
                                           -------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                      47,452,258        24,517,867         9,942,283        22,867,276    (5,526,621)
                                           -------------------------------------------------------------------------------------

Increase (decrease) in net assets                 32,430,145        17,360,223        10,073,453        18,487,872    (6,942,955)
 Net assets at beginning of period               202,206,183       172,304,601        25,621,524        41,946,401    50,326,688
                                           -------------------------------------------------------------------------------------
 Net assets at end of period               $     234,636,328   $   189,664,824   $    35,694,977   $    60,434,273   $43,383,733
                                           =====================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                        4,888,144         3,397,633           845,366         2,196,122        71,903
 Units redeemed                                   (1,341,108)       (1,425,886)         (256,656)         (663,828)     (527,033)
 Units transferred                                 1,097,344           602,340           346,662         1,089,099      (318,252)
                                           -------------------------------------------------------------------------------------
Increase (decrease) in units outstanding           4,644,380         2,574,087           935,372         2,621,393      (773,382)
Beginning units                                   19,719,559        18,469,523         1,705,555         5,831,160     6,772,753
                                           -------------------------------------------------------------------------------------
Ending units                                      24,363,939        21,043,610         2,640,927         8,452,553     5,999,371
                                           =====================================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                Cash          Corporate                       "Dogs" of          Emerging
                                             Management         Bond      Davis Venture      Wall Street          Markets
                                              Portfolio       Portfolio   Value Portfolio     Portfolio          Portfolio
                                              (Class 3)       (Class 3)     (Class 3)         (Class 3)          (Class 3)
                                           ---------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $  (2,920,064)  $ 25,249,344   $ (2,341,604)   $       133,657   $     (1,847,877)

 Net realized gains (losses)                  (2,021,106)    18,507,988    (15,723,904)         1,344,226          7,575,912
  Change in net unrealized appreciation
  (depreciation) of investments                1,047,640    (20,146,596)   (11,592,560)         1,298,866        (51,670,833)
                                           ---------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                            (3,893,530)    23,610,736    (29,658,068)         2,776,749        (45,942,798)
                                           ---------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                 40,337,214     84,358,064     54,470,038          7,395,151         21,745,445
 Cost of units redeemed                     (108,889,081)   (59,757,973)   (59,581,041)        (3,425,219)       (16,377,492)
 Net transfers                                81,397,750       (445,585)     3,423,459          4,886,665         15,395,740
 Contract maintenance charge                     (37,607)       (69,095)       (79,690)            (3,246)           (22,460)
                                           ---------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                  12,808,276     24,085,411     (1,767,234)         8,853,351         20,741,233
                                           ---------------------------------------------------------------------------------

Increase (decrease) in net assets              8,914,746     47,696,147    (31,425,302)        11,630,100        (25,201,565)
 Net assets at beginning of period           181,754,590    530,895,157    509,186,685         22,005,509        166,913,850
                                           ---------------------------------------------------------------------------------
 Net assets at end of period               $ 190,669,336   $578,591,304   $477,761,383    $    33,635,609   $    141,712,285
                                           =================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                    3,951,566      5,434,081      4,570,896            664,853          1,539,121
 Units redeemed                               (8,631,023)    (2,649,771)    (1,972,595)          (276,444)          (838,044)
 Units transferred                             6,048,891        519,722      1,198,351            397,723          1,263,560
                                           ---------------------------------------------------------------------------------
Increase (decrease) in units outstanding       1,369,434      3,304,032      3,796,652            786,132          1,964,637
Beginning units                               14,338,501     24,743,265     17,604,454          1,870,469          7,869,498
                                           ---------------------------------------------------------------------------------
Ending units                                  15,707,935     28,047,297     21,401,106          2,656,601          9,834,135
                                           =================================================================================

                                               Equity         Foreign       Fundamental
                                           Opportunities       Value           Growth        Global Bond       Global Equities
                                              Portfolio      Portfolio       Portfolio        Portfolio            Portfolio
                                              (Class 3)      (Class 3)       (Class 3)        (Class 3)            (Class 3)
                                           ------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)               $   (373,127)  $     55,529   $   (1,252,432)  $        933,105   $        (204,108)

 Net realized gains (losses)                  (3,965,978)    (6,071,330)      (1,405,083)         3,880,026            (985,220)
  Change in net unrealized appreciation
  (depreciation) of investments                3,733,081    (53,558,704)      (2,682,871)         1,632,398          (2,213,566)
                                           ------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                              (606,024)   (59,574,505)      (5,340,386)         6,445,529          (3,402,894)
                                           ------------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                  1,271,625    100,065,451        1,263,632         37,164,436           5,505,807
 Cost of units redeemed                       (4,682,768)   (40,800,839)      (5,952,003)       (16,890,153)         (2,892,885)
 Net transfers                                (1,261,820)    58,894,555         (937,918)         7,173,635           1,265,476
 Contract maintenance charge                      (5,422)       (60,605)         (11,568)           (15,735)             (3,272)
                                           ------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                  (4,678,385)   118,098,562       (5,637,857)        27,432,183           3,875,126
                                           ------------------------------------------------------------------------------------

Increase (decrease) in net assets             (5,284,409)    58,524,057      (10,978,243)        33,877,712             472,232
 Net assets at beginning of period            31,361,295    387,974,778       81,768,665        155,352,219          26,140,571
                                           ------------------------------------------------------------------------------------
 Net assets at end of period                $ 26,076,886   $446,498,835   $   70,790,422   $    189,229,931   $      26,612,803
                                           ====================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      115,780      9,372,831          104,262          2,557,246             520,347
 Units redeemed                                 (263,595)    (2,674,514)        (357,459)          (809,749)           (166,843)
 Units transferred                               (69,726)     5,830,152          (28,328)           609,184             170,130
                                           ------------------------------------------------------------------------------------
Increase (decrease) in units outstanding        (217,541)    12,528,469         (281,525)         2,356,681             523,634
Beginning units                                1,772,202     25,903,108        4,934,236          7,826,147           1,446,322
                                           ------------------------------------------------------------------------------------
Ending units                                   1,554,661     38,431,577        4,652,711         10,182,828           1,969,956
                                           ====================================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                              Growth                                        International       International
                                           Opportunities  Growth-Income    High-Yield        Diversified         Growth and
                                             Portfolio      Portfolio    Bond Portfolio   Equities Portfolio   Income Portfolio
                                             (Class 3)      (Class 3)       (Class 3)         (Class 3)           (Class 3)
                                           -----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $  (2,092,150)  $   (140,726) $    7,034,629   $          554,888   $     2,532,604

 Net realized gains (losses)                   3,118,945       (956,548)      3,243,058              404,124       (27,832,583)
 Change in net unrealized appreciation
  (depreciation) of investments               (6,686,273)     3,249,745      (7,628,707)         (30,633,755)       (4,107,476)
                                           -----------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                            (5,659,478)     2,152,471       2,648,980          (29,674,743)      (29,407,455)
                                           -----------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                 41,362,399     26,076,488      17,095,634            6,213,846         3,168,211
 Cost of units redeemed                       (9,483,244)    (2,686,527)    (14,327,332)         (25,140,155)      (18,923,841)
 Net transfers                                16,052,921      8,449,155       6,193,947            5,062,445         6,957,994
 Contract maintenance charge                     (12,479)        (3,257)        (13,186)             (40,225)          (30,383)
                                           -----------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                  47,919,597     31,835,859       8,949,063          (13,904,089)       (8,828,019)
                                           -----------------------------------------------------------------------------------

Increase (decrease) in net assets             42,260,119     33,988,330      11,598,043          (43,578,832)      (38,235,474)
 Net assets at beginning of period           107,540,605     15,141,736     100,219,843          204,539,549       215,335,180
                                           -----------------------------------------------------------------------------------
 Net assets at end of period               $ 149,800,724   $ 49,130,066  $  111,817,886   $      160,960,717   $   177,099,706
                                           ===================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                    4,361,757      2,666,055       1,386,091              589,838           325,661
 Units redeemed                               (1,424,936)      (135,373)       (694,452)          (2,011,649)       (1,472,720)
 Units transferred                             2,069,196        631,432         506,077              625,086           863,647
                                           -----------------------------------------------------------------------------------
Increase (decrease) in units outstanding       5,006,017      3,162,114       1,197,716             (796,725)         (283,412)
Beginning units                               16,138,862        680,901       5,112,376           15,872,663        16,405,879
                                           -----------------------------------------------------------------------------------
Ending units                                  21,144,879      3,843,015       6,310,092           15,075,938        16,122,467
                                           ===================================================================================

                                              Marsico      MFS Massachusetts
                                           Focused Growth   Investors Trust       MFS Total          Mid-Cap        Real Estate
                                              Portfolio       Portfolio       Return Portfolio   Growth Portfolio     Portfolio
                                              (Class 3)       (Class 3)           (Class 3)         (Class 3)         (Class 3)
                                           ---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $     (958,303) $      (1,875,308) $      1,553,929   $     (1,437,760) $    (1,565,963)

Net realized gains (losses)                    (1,368,357)         2,302,160        (7,418,988)         3,592,428      (16,116,634)
 Change in net unrealized appreciation
  (depreciation) of investments                  (139,515)        (7,927,931)        5,989,240         (9,092,040)      29,760,113
                                           ---------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                             (2,466,175)        (7,501,079)          124,181         (6,937,372)      12,077,516
                                           ---------------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                  20,036,517         57,079,638        13,601,050         17,532,428       38,056,926
 Cost of units redeemed                        (4,939,152)       (12,095,892)      (31,117,422)       (10,426,027)     (17,732,127)
 Net transfers                                  3,846,919         21,495,420       (10,510,258)         7,567,588       (3,450,450)
 Contract maintenance charge                       (6,293)           (16,203)          (36,880)           (14,581)         (26,364)
                                           ---------------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                   18,937,991         66,462,963       (28,063,510)        14,659,408       16,847,985
                                           ---------------------------------------------------------------------------------------

Increase (decrease) in net assets              16,471,816         58,961,884       (27,939,329)         7,722,036       28,925,501
 Net assets at beginning of period             56,367,195        146,632,293       218,109,230         84,256,397      184,070,869
                                           ---------------------------------------------------------------------------------------
 Net assets at end of period               $   72,839,011  $     205,594,177  $    190,169,901   $     91,978,433  $   212,996,370
                                           =======================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                     1,841,294          4,644,193         1,126,398          1,458,853        3,869,561
 Units redeemed                                  (438,643)          (666,479)       (1,201,448)          (878,222)        (956,466)
 Units transferred                                351,700          1,737,525          (294,312)           685,377          317,331
                                           ---------------------------------------------------------------------------------------
Increase (decrease) in units outstanding        1,754,351          5,715,239          (369,362)         1,266,008        3,230,426
Beginning units                                 4,976,678          8,210,095         8,552,476          7,130,205       10,763,539
                                           ---------------------------------------------------------------------------------------
Ending units                                    6,731,029         13,925,334         8,183,114          8,396,213       13,993,965
                                           =======================================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                            Small & Mid                                      Telecom         Total
                                             Cap Value     Small Company     Technology      Utility      Return Bond
                                             Portfolio    Value Portfolio     Portfolio     Portfolio      Portfolio
                                             (Class 3)        (Class 3)       (Class 3)     (Class 3)      (Class 3)
                                           ---------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $ (6,100,522)  $    (2,075,493)  $  (353,715)  $    102,671   $   (976,892)

Net realized gains (losses)                   3,495,733           545,391     1,693,583         96,307     18,888,171
 Change in net unrealized appreciation
  (depreciation) of investments             (36,683,268)       (4,768,716)   (2,952,689)       152,901      3,602,388
                                           --------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                          (39,288,057)       (6,298,818)   (1,612,821)       351,879     21,513,667
                                           --------------------------------------------------------------------------
From capital transactions:
 Net proceeds from units sold                80,607,644        40,143,581     2,348,228      4,517,688    166,058,637
 Cost of units redeemed                     (40,850,860)      (11,115,529)   (3,340,661)      (947,327)   (34,672,734)
 Net transfers                               26,567,160        11,487,552       950,042      3,876,130     54,471,003
 Contract maintenance charge                    (59,138)          (16,040)       (4,011)        (1,643)       (34,085)
                                           --------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                 66,264,806        40,499,564       (46,402)     7,444,848    185,822,821
                                           --------------------------------------------------------------------------

Increase (decrease) in net assets            26,976,749        34,200,746    (1,659,223)     7,796,727    207,336,488
Net assets at beginning of period           403,160,331       136,217,238    22,424,712     10,084,377    382,917,792
                                           --------------------------------------------------------------------------
Net assets at end of period                $430,137,080   $   170,417,984   $20,765,489   $ 17,881,104   $590,254,280
                                           ==========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                   6,145,235         3,978,335       433,156        348,113     11,242,832
 Units redeemed                              (2,217,525)       (1,167,084)   (1,391,442)       (60,009)    (1,671,005)
 Units transferred                            2,359,743         1,298,943       120,557        253,977      3,531,841
                                           --------------------------------------------------------------------------
Increase (decrease) in units outstanding      6,287,453         4,110,194      (837,729)       542,081     13,103,668
Beginning units                              21,707,355        13,788,567     9,020,725        663,880     19,095,522
                                           --------------------------------------------------------------------------
Ending units                                 27,994,808        17,898,761     8,182,996      1,205,961     32,199,190
                                           ==========================================================================

                                              Invesco                         Invesco
                                            Van Kampen     Invesco Van    Van Kampen V.I.    Diversified
                                           V.I. Capital    Kampen V.I.      Growth and      International   Equity Income
                                            Growth Fund   Comstock Fund     Income Fund        Account         Account
                                            (Series II)    (Series II)      (Series II)       (Class 1)       (Class 1)
                                           -------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $   (362,315)  $    (801,481)  $    (2,589,351)  $     (28,494)  $    (229,774)

Net realized gains (losses)                   2,280,219      (1,620,186)       (1,298,036)       (254,297)       (173,464)
 Change in net unrealized appreciation
  (depreciation) of investments              (3,708,067)     (8,622,692)      (14,481,332)           (466)      1,355,924
                                           ------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                           (1,790,163)    (11,044,359)      (18,368,719)       (283,257)        952,686
                                           ------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                 1,700,385      53,855,892        64,873,135               -           8,489
 Cost of units redeemed                      (3,229,710)    (32,928,730)      (53,721,632)       (293,708)     (4,258,717)
 Net transfers                                  445,121      13,298,645         9,510,463          61,818        (435,215)
 Contract maintenance charge                     (5,908)        (62,086)          (91,637)           (354)         (5,024)
                                           ------------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions                 (1,090,112)     34,163,721        20,570,329        (232,244)     (4,690,467)
                                           ------------------------------------------------------------------------------

Increase (decrease) in net assets            (2,880,275)     23,119,362         2,201,610        (515,501)     (3,737,781)
Net assets at beginning of period            23,718,139     283,683,043       483,038,980       2,504,439      25,843,438
                                           ------------------------------------------------------------------------------
Net assets at end of period                $ 20,837,864   $ 306,802,405   $   485,240,590   $   1,988,938   $  22,105,657
                                           ==============================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                     143,507       5,258,991         6,033,068               -             885
 Units redeemed                                (295,433)     (2,731,463)       (3,980,958)        (45,642)       (433,962)
 Units transferred                               28,484       1,468,602         1,236,731          10,400         (42,868)
                                           ------------------------------------------------------------------------------
Increase (decrease) in units outstanding       (123,442)      3,996,130         3,288,841         (35,242)       (475,945)
Beginning units                               2,194,616      23,853,701        36,084,513         377,301       2,690,027
                                           ------------------------------------------------------------------------------
Ending units                                  2,071,174      27,849,831        39,373,354         342,059       2,214,082
                                           ==============================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                          Government &                  LargeCap       LargeCap      MidCap
                                          High Quality     Income         Blend        Growth        Blend
                                          Bond Account    Account      Account II      Account       Account
                                           (Class 1)     (Class 1)      (Class 1)     (Class 1)     (Class 1)
                                          ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $  (62,784)  $  (102,948)  $     (43,444)  $  (9,285)  $   (44,052)

 Net realized gains (losses)                   16,557       (53,883)       (182,573)     32,335      (327,949)
 Change in net unrealized appreciation
  (depreciation) of investments               259,877       609,661         205,645     (55,533)      592,014
                                          ----------------------------------------------------------------------
  Increase (decrease) in net assets
 from operations                              213,650       452,830         (20,372)    (32,483)      220,013
                                          ----------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                  17,488       118,877           2,581           -         1,219
 Cost of units redeemed                      (795,769)   (1,898,115)       (832,780)    (90,169)     (702,021)
 Net transfers                                112,192      (653,827)       (143,927)     23,877       328,028
 Contract maintenance charge                   (1,846)       (1,652)           (966)       (388)         (668)
                                          ----------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                    (667,935)   (2,434,717)       (975,092)    (66,680)     (373,442)
                                          ----------------------------------------------------------------------

Increase (decrease) in net assets            (454,285)   (1,981,887)       (995,464)    (99,163)     (153,429)
 Net assets at beginning of period          5,042,990    10,888,418       3,420,439     667,630     3,108,269
                                          ----------------------------------------------------------------------
 Net assets at end of period               $4,588,705   $ 8,906,531   $   2,424,975   $ 568,467   $ 2,954,840
                                          ======================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                     2,124        13,074             379           -           111
 Units redeemed                               (98,126)     (205,401)       (124,672)    (12,406)      (62,726)
 Units transferred                             13,233       (71,401)        (21,982)      3,225        30,826
                                          ----------------------------------------------------------------------
Increase (decrease) in units outstanding      (82,769)     (263,728)       (146,275)     (9,181)      (31,789)
Beginning units                               636,769     1,208,383         522,287      93,051       295,113
                                          ----------------------------------------------------------------------
Ending units                                  554,000       944,655         376,012      83,870       263,324
                                          ======================================================================

                                                                                                              SAM
                                             Money      Principal Capital    Real Estate       SAM        Conservative
                                             Market       Appreciation       Securities      Balanced      Balanced
                                            Account          Account           Account      Portfolio      Portfolio
                                           (Class 1)        (Class 1)         (Class 1)     (Class 1)      (Class 1)
                                          -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)             $   (45,958)  $        (202,950)   $   (12,376)  $    970,136   $    132,832

 Net realized gains (losses)                        -             511,684        (75,536)       660,393        (52,703)
  Change in net unrealized appreciation
  (depreciation) of investments                     -            (448,813)       149,598     (1,918,547)        (8,277)
                                          ----------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                            (45,958)           (140,079)        61,686       (288,018)        71,852
                                          ----------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                 276,252               3,304              -        167,712          9,243
 Cost of units redeemed                    (1,939,887)         (2,698,231)       (99,157)   (17,405,191)    (1,268,236)
 Net transfers                                249,483            (484,922)        46,359     (4,212,959)     1,490,149
 Contract maintenance charge                   (1,449)             (3,242)          (186)       (16,870)        (1,464)
                                          ----------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions               (1,415,601)         (3,183,091)       (52,984)   (21,467,308)       229,692
                                          ----------------------------------------------------------------------------

Increase (decrease) in net assets          (1,461,559)         (3,323,170)         8,702    (21,755,326)       301,544
 Net assets at beginning of period          3,984,221          15,685,617        857,796     82,068,848      8,102,931
                                          ----------------------------------------------------------------------------
 Net assets at end of period              $ 2,522,662   $      12,362,447    $   866,498   $ 60,313,522   $  8,404,475
                                          ============================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                    45,619                 250              -         15,287          1,128
 Units redeemed                              (323,095)           (207,031)        (5,404)    (1,613,516)      (154,981)
 Units transferred                             42,514             (38,348)         2,543       (395,794)       183,428
                                          ----------------------------------------------------------------------------
Increase (decrease) in units outstanding     (234,962)           (245,129)        (2,861)    (1,994,023)        29,575
Beginning units                               658,291           1,217,700         47,843      7,630,083      1,005,078
                                          ----------------------------------------------------------------------------
Ending units                                  423,329             972,571         44,982      5,636,060      1,034,653
                                          ============================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                               SAM            SAM            SAM
                                           Conservative     Flexible      Strategic     Short-Term     SmallCap
                                              Growth        Income         Growth        Income        Growth
                                            Portfolio      Portfolio      Portfolio      Account      Account II
                                            (Class 1)      (Class 1)      (Class 1)     (Class 1)     (Class 1)
                                           ---------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $    151,123   $   297,585   $       8,689   $  (40,301)  $  (10,075)

Net realized gains (losses)                     362,856      (382,003)        (13,363)      17,033       28,410
 Change in net unrealized appreciation
  (depreciation) of investments              (1,004,502)      306,956        (313,280)      16,725      (51,200)
                                           --------------------------------------------------------------------
  Increase (decrease) in net assets
 from operations                               (490,523)      222,538        (317,954)      (6,543)     (32,865)
                                           --------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                    91,903        43,805          79,370        4,221          981
 Cost of units redeemed                      (4,897,478)   (2,330,801)     (2,517,986)    (365,485)     (82,832)
 Net transfers                               (1,118,748)     (188,564)       (170,203)     149,559       17,193
 Contract maintenance charge                     (8,266)       (3,273)         (3,780)        (524)        (143)
                                           --------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                    (5,932,589)   (2,478,833)     (2,612,599)    (212,229)     (64,801)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets            (6,423,112)   (2,256,295)     (2,930,553)    (218,772)     (97,666)
Net assets at beginning of period            30,342,312    13,335,320      11,620,735    2,966,046      684,577
                                           --------------------------------------------------------------------
Net assets at end of period                $ 23,919,200   $11,079,025   $   8,690,182   $2,747,274   $  586,911
                                           ====================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                       8,182         4,552           6,621          561          143
 Units redeemed                                (453,341)     (243,757)       (218,103)     (48,500)     (11,589)
 Units transferred                             (107,627)      (18,865)        (18,435)      19,708        2,325
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding       (552,786)     (258,070)       (229,917)     (28,231)      (9,121)
Beginning units                               2,827,562     1,411,163       1,020,734      399,144      102,863
                                           --------------------------------------------------------------------
Ending units                                  2,274,776     1,153,093         790,817      370,913       93,742
                                           ====================================================================
                                           --------------
                                             SmallCap      Diversified     Equity     Government & High
                                              Value       International    Income          Quality         Income
                                             Account I        Account      Account       Bond Account      Account
                                             (Class 1)       (Class 2)    (Class 2)       (Class 2)       (Class 2)
                                           --------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $    (2,883)  $   (15,192)    $  (154,753)  $        (18,990)  $  (50,351)

Net realized gains (losses)                     (2,486)      (84,904)     (1,075,846)            17,305       31,345
 Change in net unrealized appreciation
  (depreciation) of investments                 (5,949)      (31,283)      1,728,308             53,314      203,198
                                           -------------------------------------------------------------------------
  Increase (decrease) in net assets
 from operations                               (11,318)     (131,379)        497,709             51,629      184,192
                                           -------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                        -           490           1,273                  -            -
 Cost of units redeemed                        (37,253)     (207,173)     (2,897,512)          (241,599)    (648,362)
 Net transfers                                  33,357        61,583        (842,069)           (49,640)    (283,788)
 Contract maintenance charge                       (60)         (148)         (3,950)              (742)      (1,292)
                                           -------------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                       (3,956)     (145,248)     (3,742,258)          (291,981)    (933,442)
                                           -------------------------------------------------------------------------

Increase (decrease) in net assets              (15,274)     (276,627)     (3,244,549)          (240,352)    (749,250)
Net assets at beginning of period              200,565     1,222,479      15,738,890          1,437,348    4,663,359
                                           -------------------------------------------------------------------------
Net assets at end of period                $   185,291   $   945,852     $12,494,341   $      1,196,996   $3,914,109
                                           =========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                          -            92             147                  -            -
 Units redeemed                                 (3,931)      (32,381)       (307,958)           (31,143)     (72,760)
 Units transferred                               3,361        10,544         (91,661)            (6,682)     (32,100)
                                           -------------------------------------------------------------------------
Increase (decrease) in units outstanding          (570)      (21,745)       (399,472)           (37,825)    (104,860)
Beginning units                                 21,247       190,975       1,715,096            188,607      533,544
                                           -------------------------------------------------------------------------
Ending units                                    20,677       169,230       1,315,624            150,782      428,684
                                           =========================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                                              Principal
                                            LargeCap    LargeCap     MidCap       Money        Capital
                                             Blend       Growth      Blend        Market     Appreciation
                                           Account II   Account     Account      Account       Account
                                           (Class 2)   (Class 2)   (Class 2)    (Class 2)     (Class 2)
                                           -----------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $ (8,703)   $ (6,546)  $  (12,328)  $   (29,211)  $    (46,132)

Net realized gains (losses)                  (7,042)      4,838      (22,605)            -         77,078
 Change in net unrealized appreciation
  (depreciation) of investments               3,981     (24,766)      84,668             -        (98,882)
                                           -----------------------------------------------------------------
  Increase (decrease) in net assets
from operations                             (11,764)    (26,474)      49,735       (29,211)       (67,936)
                                           -----------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                     -           -            -       207,189          2,519
 Cost of units redeemed                     (74,523)    (43,259)    (128,400)   (1,308,543)    (1,076,089)
 Net transfers                                2,111       7,881      (26,550)      496,707       (133,847)
 Contract maintenance charge                   (216)        (87)        (294)       (1,297)        (1,044)
                                           -----------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                   (72,628)    (35,465)    (155,244)     (605,944)    (1,208,461)
                                           -----------------------------------------------------------------

Increase (decrease) in net assets           (84,392)    (61,939)    (105,509)     (635,155)    (1,276,397)
Net assets at beginning of period           582,511     422,658      817,910     2,251,961      3,548,871
                                           -----------------------------------------------------------------
Net assets at end of period                $498,119    $360,719   $  712,401   $ 1,616,806   $  2,272,474
                                           =================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                       -           -            -        35,533            213
 Units redeemed                             (12,105)     (6,853)     (12,159)     (224,494)       (88,542)
 Units transferred                              319       1,216       (2,402)       85,405        (11,519)
                                           -----------------------------------------------------------------
Increase (decrease) in units outstanding    (11,786)     (5,637)     (14,561)     (103,556)       (99,848)
Beginning units                              92,182      60,886       80,624       384,351        287,058
                                           -----------------------------------------------------------------
Ending units                                 80,396      55,249       66,063       280,795        187,210
                                           =================================================================
                                                                              SAM                             SAM
                                           Real Estate       SAM        Conservative        SAM             Flexible
                                           Securities      Balanced       Balanced      Conservative         Income
                                             Account      Portfolio       Portfolio    Growth Portfolio     Portfolio
                                            (Class 2)     (Class 2)        (Class 2)     (Class 2)          (Class 2)
                                           ----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $    (5,069)  $    460,526   $     89,631   $         68,825   $    212,346

Net realized gains (losses)                      1,710     (1,805,321)       111,655         (1,123,384)       (69,880)
 Change in net unrealized appreciation
  (depreciation) of investments                 29,640      1,084,039       (169,647)           582,999         13,394
                                           ---------------------------------------------------------------------------
  Increase (decrease) in net assets
from operations                                 26,281       (260,756)        31,639           (471,560)       155,860
                                           ---------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                        -         78,920         87,610            108,856          6,713
 Cost of units redeemed                       (146,187)   (10,353,141)    (1,089,331)        (6,129,342)    (1,563,708)
 Net transfers                                 (48,396)      (998,253)       322,383            950,067        392,340
 Contract maintenance charge                      (219)       (11,956)        (1,497)            (7,338)        (3,557)
                                           ---------------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                     (194,802)   (11,284,430)      (680,835)        (5,077,757)    (1,168,212)
                                           ---------------------------------------------------------------------------

Increase (decrease) in net assets             (168,521)   (11,545,186)      (649,196)        (5,549,317)    (1,012,352)
Net assets at beginning of period              430,757     55,154,015      7,155,837         29,480,485     10,602,634
                                           ---------------------------------------------------------------------------
Net assets at end of period                $   262,236   $ 43,608,829   $  6,506,641   $     23,931,168   $  9,590,282
                                           ===========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                          -          7,482         10,930              9,862            592
 Units redeemed                                 (8,024)      (981,469)      (131,944)          (585,363)      (170,602)
 Units transferred                              (2,602)       (95,363)        40,597             92,567         43,377
                                           ---------------------------------------------------------------------------
Increase (decrease) in units outstanding       (10,626)    (1,069,350)       (80,417)          (482,934)      (126,633)
Beginning units                                 24,526      5,280,382        890,115          2,838,301      1,156,232
                                           ---------------------------------------------------------------------------
Ending units                                    13,900      4,211,032        809,698          2,355,367      1,029,599
                                           ===========================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                               SAM                                                    Columbia
                                            Strategic     Short-Term     SmallCap     SmallCap        Variable
                                             Growth         Income        Growth        Value     Portfolio - Asset
                                            Portfolio      Account      Account II    Account I    Allocation Fund
                                            (Class 2)     (Class 2)     (Class 2)     (Class 2)       (Class 1)
                                           -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $   (32,585)  $   (24,712)  $   (4,385)  $    (2,235)  $           7,388

Net realized gains (losses)                   (869,506)       23,878       18,602         2,321             (26,293)
 Change in net unrealized appreciation
  (depreciation) of investments                371,168        (7,941)     (26,548)       (2,597)              3,752
                                           ------------------------------------------------------------------------
  Increase (decrease) in net assets
from operations                               (530,923)       (8,775)     (12,331)       (2,511)            (15,153)
                                           ------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                   12,860             -            -             -                   -
 Cost of units redeemed                     (2,662,221)   (1,444,525)     (53,845)      (40,789)           (128,225)
 Net transfers                              (1,052,400)    1,070,428      (40,986)      (34,702)            408,203
 Contract maintenance charge                    (3,498)         (442)         (75)          (63)               (252)
                                           ------------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                   (3,705,259)     (374,539)     (94,906)      (75,554)            279,726
                                           ------------------------------------------------------------------------


Increase (decrease) in net assets           (4,236,182)     (383,314)    (107,237)      (78,065)            264,573
Net assets at beginning of period           15,343,930     1,851,701      335,263       168,872             717,063
                                           ------------------------------------------------------------------------
Net assets at end of period                $11,107,748   $ 1,468,387   $  228,026   $    90,807   $         981,636
                                           ========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      1,385             -            -             -                   -
 Units redeemed                               (243,682)     (199,249)      (8,638)       (4,409)            (11,305)
 Units transferred                            (105,483)      147,785       (5,714)       (3,492)             35,727
                                           ------------------------------------------------------------------------
Increase (decrease) in units outstanding      (347,780)      (51,464)     (14,352)       (7,901)             24,422
Beginning units                              1,397,038       254,355       52,037        18,235              61,271
                                           ------------------------------------------------------------------------
Ending units                                 1,049,258       202,891       37,685        10,334              85,693
                                           ========================================================================

                                               Columbia                       Columbia
                                               Variable        Columbia       Variable        Columbia        Columbia
                                              Portfolio -      Variable      Portfolio -      Variable        Variable
                                                 Small         Portfolio       Marsico       Portfolio -      Portfolio -
                                                Company         - High         Focused         Marsico          Marsico
                                              Growth Fund     Income Fund   Equities Fund    Growth Fund   21st Century Fund
                                               (Class 1)       (Class 1)      (Class 1)       (Class 1)       (Class 1)
                                           ----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $      (26,618)  $   1,464,790   $    (447,446)  $    (40,307)  $         (23,364)

Net realized gains (losses)                        58,837         140,089         328,938        273,617              42,780
 Change in net unrealized appreciation
  (depreciation) of investments                  (123,526)       (536,137)     (1,295,596)      (357,083)           (222,902)
                                           ---------------------------------------------------------------------------------
  Increase (decrease) in net assets
from operations                                   (91,307)      1,068,742      (1,414,104)      (123,773)           (203,486)
                                           ---------------------------------------------------------------------------------

From capital transactions:
 Net proceeds from units sold                         995       1,223,530         605,993          1,336                 727
 Cost of units redeemed                          (402,821)     (4,495,695)     (6,482,925)      (673,432)           (156,399)
 Net transfers                                   (113,415)     (1,642,438)     (2,697,129)      (133,234)              8,526
 Contract maintenance charge                         (223)         (3,551)         (5,743)          (536)               (107)
                                           ---------------------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                        (515,464)     (4,918,154)     (8,579,804)      (805,866)           (147,253)
                                           ---------------------------------------------------------------------------------


Increase (decrease) in net assets                (606,771)     (3,849,412)     (9,993,908)      (929,639)           (350,739)
Net assets at beginning of period               1,951,181      25,984,432      41,882,170      3,520,564           1,631,456
                                           ---------------------------------------------------------------------------------
Net assets at end of period                $    1,344,410   $  22,135,020   $  31,888,262   $  2,590,925   $       1,280,717
                                           =================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                            85          64,540          51,673            124                  47
 Units redeemed                                   (32,750)       (238,092)       (572,845)       (62,360)            (10,976)
 Units transferred                                 (8,734)        (91,845)       (233,520)       (12,805)                841
                                           ---------------------------------------------------------------------------------
Increase (decrease) in units outstanding          (41,399)       (265,397)       (754,692)       (75,041)            (10,088)
Beginning units                                   159,274       1,415,148       3,687,487        323,404             107,059
                                           ---------------------------------------------------------------------------------
Ending units                                      117,875       1,149,751       2,932,795        248,363              96,971
                                           =================================================================================

      The accompanying notes an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                          OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                              Columbia      Columbia
                                                                Columbia      Variable      Variable
                                                                Variable     Portfolio -   Portfolio -
                                                               Portfolio -     Marsico     Diversified
                                                                 Mid Cap    International    Equity        Asset         Global
                                                                 Growth     Opportunities    Income     Allocation       Growth
                                                                  Fund          Fund          Fund         Fund           Fund
                                                                (Class 1)     (Class 2)     (Class 1)    (Class 2)      (Class 2)
                                                              -------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                  $  (17,753)  $   (27,736)  $    18,204  $    203,794   $ (1,041,396)

Net realized gains (losses)                                       27,582      (119,798)     (414,632)    1,591,437     11,431,651
Change in net unrealized appreciation
(depreciation) of investments                                    (64,514)     (506,772)       76,775    (1,840,709)   (39,698,006)
                                                              -------------------------------------------------------------------
Increase (decrease) in net assets from operations                (54,685)     (654,306)     (319,653)      (45,478)   (29,307,751)
                                                              -------------------------------------------------------------------
From capital transactions:
Net proceeds from units sold                                       1,639         2,493            13       459,556      1,196,875
Cost of units redeemed                                          (504,596)     (643,641)     (729,550)  (12,837,969)   (49,477,650)
Net transfers                                                    (89,475)     (199,573)     (261,194)     (622,686)   (15,624,018)
Contract maintenance charge                                         (152)         (480)         (489)      (41,713)       (80,014)
                                                              -------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions     (592,584)     (841,201)     (991,220)  (13,042,812)   (63,984,807)
                                                              -------------------------------------------------------------------
Increase (decrease) in net assets                               (647,269)   (1,495,507)   (1,310,873)  (13,088,290)   (93,292,558)
Net assets at beginning of period                              1,383,881     4,403,401     4,153,700    85,697,533    342,056,864
                                                              -------------------------------------------------------------------
Net assets at end of period                                   $  736,612   $ 2,907,894   $ 2,842,827  $ 72,609,243   $248,764,306
                                                              ===================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                           135           145             1        30,983         51,403
Units redeemed                                                   (44,555)      (38,800)      (67,167)     (802,144)    (2,183,720)
Units transferred                                                 (8,303)      (11,139)      (24,772)      (43,110)      (690,897)
                                                              -------------------------------------------------------------------
Increase (decrease) in units outstanding                         (52,723)      (49,794)      (91,938)     (814,271)    (2,823,214)
Beginning units                                                  121,959       248,600       364,851     5,407,120     14,920,017
                                                              -------------------------------------------------------------------
Ending units                                                      69,236       198,806       272,913     4,592,849     12,096,803
                                                              ===================================================================
                                                                               Growth       Asset          Cash
                                                                  Growth       -Income    Allocation    Management      Growth
                                                                   Fund         Fund         Fund          Fund          Fund
                                                                (Class 2)     (Class 2)   (Class 3)     (Class 3)      (Class 3)
                                                              ------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                  $ (4,034,401) $   (433,877) $   212,307    $ (165,295)  $(1,428,542)

Net realized gains (losses)                                      7,118,037    (1,350,253)    (225,064)      (55,051)   (3,808,841)
Change in net unrealized appreciation
(depreciation) of investments                                  (23,457,666)  (10,395,127)      30,315         9,667    (6,089,703)
                                                              --------------------------------------------------------------------
Increase (decrease) in net assets from operations              (20,374,030)  (12,179,257)      17,558      (210,679)  (11,327,086)
                                                              --------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                                     1,354,743     1,782,340       72,039        11,781       430,528
Cost of units redeemed                                         (66,102,932)  (64,513,546)  (6,693,238)   (5,122,465)  (23,732,387)
Net transfers                                                  (26,159,015)  (16,874,242)     142,266     3,795,972    (8,119,249)
Contract maintenance charge                                       (109,666)     (117,408)     (16,663)       (7,894)      (84,514)
                                                              --------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions    (91,016,870)  (79,722,856)  (6,495,596)   (1,322,606)  (31,505,622)
                                                              --------------------------------------------------------------------

Increase (decrease) in net assets                             (111,390,900)  (91,902,113)  (6,478,038)   (1,533,285)   (42,832,708)
Net assets at beginning of period                              456,326,337   436,801,880   43,700,036    13,423,722    231,541,625
                                                              --------------------------------------------------------------------
Net assets at end of period                                   $344,935,437 $ 344,899,767  $37,221,998   $11,890,437   $188,708,917
                                                              ====================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                          65,167       104,409        1,456           548          2,329
Units redeemed                                                  (3,327,507)   (3,957,508)    (140,738)     (235,813)      (132,572)
Units transferred                                               (1,321,357)   (1,042,953)       2,102       174,331        (46,723)
                                                              --------------------------------------------------------------------
Increase (decrease) in units outstanding                        (4,583,697)   (4,896,052)    (137,180)      (60,934)      (176,966)
Beginning units                                                 23,161,429    26,741,866      922,960       612,158      1,282,399
                                                              --------------------------------------------------------------------
Ending units                                                    18,577,732    21,845,814      785,780       551,224      1,105,433
                                                              ====================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                          OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                              High-                   U.S. Government    Growth
                                                                 Growth-      Income                    /AAA-Rated         and
                                                                 Income        Bond    International    Securities       Income
                                                                  Fund         Fund        Fund            Fund         Portfolio
                                                                (Class 3)   (Class 3)    (Class 3)       (Class 3)     (Class VC)
                                                              ---------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                   $   417,645  $ 1,308,239   $   201,391     $  116,965  $ (2,049,237)

Net realized gains (losses)                                     (6,366,125)     989,347      (571,446)     1,135,154    (5,348,487)
Change in net unrealized appreciation
(depreciation) of investments                                      195,973   (2,063,347)   (7,868,678)       136,658   (11,762,626)
                                                              ---------------------------------------------------------------------
Increase (decrease) in net assets from operations               (5,752,507)     234,239    (8,238,733)     1,388,777   (19,160,350)
                                                              ---------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                                       248,423       36,863       110,997         34,222    28,385,194
Cost of units redeemed                                         (26,598,048)  (2,663,453)   (6,805,343)    (3,849,649)  (27,015,264)
Net transfers                                                   (4,192,218)    (228,725)   (2,278,385)       178,669     8,431,977
Contract maintenance charge                                        (87,684)      (9,134)      (20,119)        (9,764)      (48,577)
                                                              ---------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions    (30,629,527)  (2,864,449)   (8,992,850)    (3,646,522)    9,753,330
                                                              ---------------------------------------------------------------------

Increase (decrease) in net assets                              (36,382,034)  (2,630,210)  (17,231,583)    (2,257,745)   (9,407,020)
Net assets at beginning of period                              208,592,720   23,121,444    60,705,085     26,067,499   249,602,582
                                                              ---------------------------------------------------------------------
Net assets at end of period                                   $172,210,686  $20,491,234  $ 43,473,502    $23,809,754  $240,195,562
                                                              =====================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                           2,094          452         2,163            900     2,976,269
Units redeemed                                                    (223,186)     (32,854)     (141,328)       (99,108)   (2,385,142)
Units transferred                                                  (35,291)      (2,005)      (49,434)         2,268       978,043
                                                              ---------------------------------------------------------------------
Increase (decrease) in units outstanding                          (256,383)     (34,407)     (188,599)       (95,940)    1,569,170
Beginning units                                                  1,727,264      287,610     1,195,394        687,580    21,726,327
                                                              ---------------------------------------------------------------------
Ending units                                                     1,470,881      253,203     1,006,795        591,640    23,295,497
                                                              =====================================================================

                                                                                                          Sterling      Sterling
                                                                           Sterling       Sterling        Capital       Capital
                                                              Mid Cap       Capital        Capital       Strategic       Total
                                                               Value        Select         Special       Allocation      Return
                                                             Portfolio      Equity      Opportunities      Equity         Bond
                                                             (Class VC)       VIF            VIF            VIF           VIF
                                                            ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                $  (415,115)  $   (7,821)    $  (246,805)    $  (13,705)  $   164,143

Net realized gains (losses)                                    (727,009)    (285,114)        869,147       (163,316)      530,195
Change in net unrealized appreciation
(depreciation) of investments                                  (389,217)     221,139      (1,392,524)        34,397      (345,747)
                                                            ----------------------------------------------------------------------
Increase (decrease) in net assets from operations            (1,531,341)     (71,796)       (770,182)      (142,624)      348,591
                                                            ----------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                                     59,205          490          32,069              -        41,457
Cost of units redeemed                                       (5,996,210)    (224,290)     (1,742,656)      (330,655)   (1,613,136)
Net transfers                                                  (480,133)     (57,469)         11,957         15,002      (287,332)
Contract maintenance charge                                     (17,858)        (195)         (1,291)          (345)         (908)
                                                            ----------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions  (6,434,996)    (281,464)     (1,699,921)      (315,998)   (1,859,919)
                                                            ----------------------------------------------------------------------

Increase (decrease) in net assets                            (7,966,337)    (353,260)     (2,470,103)      (458,622)   (1,511,328)
Net assets at beginning of period                            34,280,758    1,745,230      15,483,642      2,012,635     9,243,994
                                                            ----------------------------------------------------------------------
Net assets at end of period                                 $26,314,421   $1,391,970     $13,013,539     $1,554,013   $ 7,732,666
                                                            ----------------------------------------------------------------------

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                        5,001           54           2,094              -         3,296
Units redeemed                                                 (435,631)     (25,095)       (116,666)       (32,449)     (128,139)
Units transferred                                               (38,780)      (4,753)         (4,437)         2,052       (24,290)
                                                            ----------------------------------------------------------------------
Increase (decrease) in units outstanding                       (469,410)     (29,794)       (119,009)       (30,397)     (149,133)
Beginning units                                               2,497,517      190,884       1,035,403        198,013       750,050
                                                            ----------------------------------------------------------------------
Ending units                                                  2,028,107      161,090         916,394        167,616       600,917
                                                            ======================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                          OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2011
                                  (continued)

                                                                                Franklin
                                                                                Templeton
                                                         MTB                       VIP
                                                       Managed     Franklin     Founding
                                                     Allocation     Income        Funds      Allocation     Allocation
                                                       Fund -     Securities    Allocation    Balanced        Growth
                                                      Moderate       Fund         Fund        Portfolio      Portfolio
                                                      Growth II   (Class 2)     (Class 2)     (Class 3)      (Class 3)
                                                     ------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                         $      -    $ 2,910,999   $  (617,659)  $    72,881   $   (43,532)

Net realized gains (losses)                                 6      2,199,252      (160,327)      444,599       (10,872)
Change in net unrealized appreciation
(depreciation) of investments                             (27)    (4,908,040)     (544,132)   (1,427,625)     (836,382)
                                                     ------------------------------------------------------------------
Increase (decrease) in net assets from operations         (21)       202,211    (1,322,118)     (910,145)     (890,786)
                                                     ------------------------------------------------------------------
From capital transactions:
Net proceeds from units sold                                -     31,984,912     8,065,705    40,643,163     6,577,207
Cost of units redeemed                                      -     (5,687,053)   (3,063,103)   (2,911,980)     (907,517)
Net transfers                                               -     21,856,920     1,038,111    16,825,969     3,084,916
Contract maintenance charge                               (49)        (4,982)       (4,188)       (3,266)         (845)
                                                     ------------------------------------------------------------------
Increase (decrease) in net assets from
capital transactions                                      (49)    48,149,797     6,036,525    54,553,886     8,753,761
                                                     ------------------------------------------------------------------
Increase (decrease) in net assets                         (70)    48,352,008     4,714,407    53,643,741     7,862,975
Net assets at beginning of period                         375     47,357,563    36,380,043    32,841,923     4,539,712
                                                     ------------------------------------------------------------------
Net assets at end of period                          $    305    $95,709,571   $41,094,450   $86,485,664   $12,402,687
                                                     ==================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                 -       3,013,542       871,035     3,548,980       600,954
Units redeemed                                            (5)      (538,098)      (332,332)     (254,183)      (82,844)
Units transferred                                          -       2,083,156       112,206     1,471,304       290,691
                                                     ------------------------------------------------------------------
Increase (decrease) in units outstanding                  (5)      4,558,600       650,909     4,766,101       808,801
Beginning units                                           39       4,540,183     3,952,710     2,867,378       411,426
                                                     ------------------------------------------------------------------
Ending units                                               34      9,098,783     4,603,619     7,633,479     1,220,227
                                                     ==================================================================

                                                    Allocation
                                                     Moderate      Allocation        Real
                                                      Growth        Moderate        Return
                                                     Portfolio      Portfolio      Portfolio
                                                     (Class 3)      (Class 3)      (Class 3)
                                                   -------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                       $    (86,829) $    (32,484)  $  (2,263,437)

Net realized gains (losses)                             571,837       485,492       1,580,194
Change in net unrealized appreciation
(depreciation) of investments                        (7,203,258)   (4,265,563)      6,556,702
Increase (decrease) in net assets from operations    (6,718,250)   (3,812,555)      5,873,459

From capital transactions:
Net proceeds from units sold                         71,903,249    63,828,133      79,967,296
Cost of units redeemed                               (4,220,392)   (3,695,108)     (6,884,177)
Net transfers                                        20,533,559    19,500,398      34,233,215
Contract maintenance charge                              (6,888)       (4,912)         (7,664)
                                                   -------------------------------------------
Increase (decrease) in net assets from
capital transactions                                 88,209,528    79,628,511     107,308,670
                                                   -------------------------------------------

Increase (decrease) in net assets                    81,491,278    75,815,956     113,182,129
Net assets at beginning of period                    55,508,068    44,214,654      84,421,305
                                                   -------------------------------------------
Net assets at end of period                        $136,999,346  $120,030,610   $ 197,603,434
                                                   ===========================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                            6,497,369     5,616,969       6,852,684
Units redeemed                                        (385,568)     (328,013)        (587,371)
Units transferred                                     1,865,672     1,737,567       2,935,225
                                                   -------------------------------------------
Increase (decrease) in units outstanding              7,977,473     7,026,523       9,200,538
Beginning units                                       4,992,596     3,880,104       7,405,888
                                                   -------------------------------------------
Ending units                                         12,970,069    10,906,627      16,606,426
                                                   ===========================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                          OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010

                                                                                             Government
                                                                 Asset         Capital      and Quality                   Natural
                                                              Allocation     Appreciation      Bond          Growth      Resources
                                                               Portfolio      Portfolio      Portfolio      Portfolio    Portfolio
                                                               (Class 1)      (Class 1)      (Class 1)      (Class 1)    (Class 1)
                                                              ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                  $  1,658,860  $  (4,426,894) $  4,106,337   $   (931,286) $  (577,865)

Net realized gains (losses)                                     (2,734,561)   (12,119,178)    1,289,501    (13,504,121)  11,392,328
Change in net unrealized appreciation
(depreciation) of investments                                   17,602,969     76,826,729       568,274     27,016,468      (76,798)
                                                              ----------------------------------------------------------------------
Increase (decrease) in net assets from operations               16,527,268     60,280,657     5,964,112     12,581,061   10,737,665
                                                              ----------------------------------------------------------------------
From capital transactions:
Net proceeds from units sold                                       689,074      1,070,095     1,132,966        400,331      127,071
Cost of units redeemed                                         (18,521,867)   (42,705,169)  (30,127,782)   (14,485,754) (11,804,533)
Net transfers                                                     (233,388)    (7,577,441)   (3,228,181)    (6,641,256)  (6,284,245)
Contract maintenance charge                                        (68,249)      (180,510)      (74,447)       (60,397)     (36,227)
                                                              ----------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions    (18,134,430)   (49,393,025)  (32,297,444)   (20,787,076) (17,997,934)
                                                              ----------------------------------------------------------------------

Increase (decrease) in net assets                               (1,607,162)    10,887,632   (26,333,332)    (8,206,015)  (7,260,269)
Net assets at beginning of period                              149,654,165    328,926,042   179,811,641    119,178,758   99,135,192
                                                              ----------------------------------------------------------------------
Net assets at end of period                                   $148,047,003  $ 339,813,674  $153,478,309   $110,972,743  $91,874,923
                                                              ======================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                          27,699         25,364        57,531         13,579        2,533
Units redeemed                                                    (730,086)      (975,479)   (1,530,540)      (479,545)    (236,175)
Units transferred                                                  (12,104)      (188,914)     (173,185)      (221,601)    (132,026)
                                                              ----------------------------------------------------------------------
Increase (decrease) in units outstanding                          (714,491)    (1,139,029)   (1,646,194)      (687,567)    (365,668)
                                                              ----------------------------------------------------------------------
Beginning units                                                  6,064,925      7,736,493     9,397,555      4,003,562    1,922,741
Ending units                                                     5,350,434      6,597,464     7,751,361      3,315,995    1,557,073
                                                              ======================================================================

                                                                                           Government
                                                                Asset         Capital      and Quality                  Natural
                                                             Allocation     Appreciation      Bond        Growth       Resources
                                                              Portfolio      Portfolio      Portfolio    Portfolio     Portfolio
                                                              (Class 2)      (Class 2)      (Class 2)    (Class 2)     (Class 2)
                                                             ---------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                                 $   110,374    $  (991,082) $  1,702,903   $  (340,302)  $  (166,563)

Net realized gains (losses)                                     (421,586)     1,403,909       214,400    (2,081,066)   (1,314,870)
Change in net unrealized appreciation
(depreciation) of investments                                  1,601,103     11,628,559       719,525     6,370,597     3,937,365
                                                             ---------------------------------------------------------------------
Increase (decrease) in net assets from operations              1,289,891     12,041,386     2,636,828     3,949,229     2,455,932
                                                             ---------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                                       5,143        303,579       439,365       252,136        99,465
Cost of units redeemed                                        (2,238,193)   (10,501,099)  (15,358,582)   (4,852,296)   (3,055,084)
Net transfers                                                     61,442     (3,296,099)   (1,624,916)   (1,112,477)   (1,249,565)
Contract maintenance charge                                       (2,099)       (14,779)      (15,151)       (7,780)       (4,532)
                                                             ---------------------------------------------------------------------
Increase (decrease) in net assets from capital transactions   (2,173,707)   (13,508,398)  (16,559,284)   (5,720,417)   (4,209,716)
                                                             ---------------------------------------------------------------------

Increase (decrease) in net assets                               (883,816)    (1,467,012)  (13,922,456)   (1,771,188)   (1,753,784)
Net assets at beginning of period                             12,952,662     68,526,327    84,762,472    36,875,488    22,331,708
                                                             ---------------------------------------------------------------------
Net assets at end of period                                  $12,068,846    $67,059,315  $ 70,840,016   $35,104,300   $20,577,924
                                                             =====================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                           200          6,932        22,185         8,403         1,994
Units redeemed                                                   (92,000)      (234,552)     (786,578)     (162,307)      (61,772)
Units transferred                                                  2,720        (74,252)      (85,090)      (36,061)      (25,278)
                                                             ---------------------------------------------------------------------
Increase (decrease) in units outstanding                         (89,080)      (301,872)     (849,483)     (189,965)      (85,056)
Beginning units                                                  534,495      1,599,362     4,464,526     1,255,422       440,030
                                                             ---------------------------------------------------------------------
Ending units                                                     445,415      1,297,490     3,615,043     1,065,457       354,974
                                                             =====================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)



                                                                         Government
                                              Asset        Capital       and Quality                    Natural
                                           Allocation    Appreciation       Bond          Growth       Resources
                                            Portfolio     Portfolio       Portfolio      Portfolio     Portfolio
                                            (Class 3)     (Class 3)       (Class 3)      (Class 3)     (Class 3)
                                           ------------------------------------------------------------------------
INCREASE (DECREASE)
IN NET ASSETS:
From operations:
   Net investment income (loss)            $   205,413   $  (5,731,864)  $ 12,560,003   $ (1,498,676)  $ (1,321,485)

   Net realized gains (losses)              (1,576,437)     (4,607,558)     2,834,154    (10,826,603)    (7,428,339)
   Change in net unrealized appreciation
      (depreciation) of investments          4,120,223      80,720,896      2,580,843     28,052,491     27,890,605
                                           ------------------------------------------------------------------------
      Increase (decrease) in net
        assets from operations               2,749,199      70,381,474     17,975,000     15,727,212     19,140,781
                                           ------------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold              2,378,405      27,397,519     40,050,283      2,551,244      6,319,158
   Cost of units redeemed                   (3,297,352)    (39,368,925)   (79,777,748)   (16,584,957)   (15,895,133)
   Net transfers                             1,400,926     (13,485,184)    38,262,749     (6,177,683)    (2,943,442)
   Contract maintenance charge                  (4,500)        (69,527)       (97,670)       (32,222)       (27,947)
                                           ------------------------------------------------------------------------
      Increase (decrease) in net assets
        from capital transactions              477,479     (25,526,117)    (1,562,386)   (20,243,618)   (12,547,364)
                                           ------------------------------------------------------------------------

Increase (decrease) in net assets            3,226,678      44,855,357     16,412,614     (4,516,406)     6,593,417
Net assets at beginning of period           22,884,366     354,705,982    598,222,501    143,954,599    150,922,682
                                           ------------------------------------------------------------------------
Net assets at end of period                $26,111,044   $ 399,561,339   $614,635,115   $139,438,193   $157,516,099
                                           ========================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                  178,795       1,442,574      2,746,529        144,372        376,749
   Units redeemed                             (132,976)       (931,330)    (4,184,086)      (572,685)      (343,408)
   Units transferred                            71,892          44,111      2,393,217       (198,195)        13,857
                                           ------------------------------------------------------------------------
Increase (decrease) in units outstanding       117,711         555,355        955,660       (626,508)        47,198
Beginning units                                971,609       8,852,152     32,768,598      5,241,332      3,269,902
                                           ------------------------------------------------------------------------
Ending units                                 1,089,320       9,407,507     33,724,258      4,614,824      3,317,100
                                           ========================================================================

                                                                                        Blue
                                           Aggressive      Alliance                     Chip          Capital
                                             Growth         Growth      Balanced       Growth         Growth
                                            Portfolio      Portfolio    Portfolio     Portfolio      Portfolio
                                            (Class 1)      (Class 1)    (Class 1)     (Class 1)      (Class 1)
                                           --------------------------------------------------------------------
INCREASE (DECREASE)
IN NET ASSETS:
From operations:
   Net investment income (loss)            $  (455,943)  $ (1,359,043)  $   204,529   $  (110,128)  $  (110,288)

   Net realized gains (losses)              (2,414,734)    (9,684,755)   (2,030,008)      160,174       108,190
   Change in net unrealized appreciation
      (depreciation) of investments          8,136,642     25,794,567     6,853,672       875,308       417,635
                                           --------------------------------------------------------------------
      Increase (decrease) in net
       assets from operations                5,265,965     14,750,769     5,028,193       925,354       415,537
                                           --------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                123,233        780,679       421,671        11,652        18,301
   Cost of units redeemed                   (3,855,761)   (26,623,729)   (7,095,158)   (1,337,537)     (885,624)
   Net transfers                              (924,931)    (6,944,735)      312,740    (1,138,183)     (778,849)
   Contract maintenance charge                 (26,754)      (162,105)      (41,707)       (4,275)       (4,201)
                                           --------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (4,684,213)   (32,949,890)   (6,402,454)   (2,468,343)   (1,650,373)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets              581,752    (18,199,121)   (1,374,261)   (1,542,989)   (1,234,836)
Net assets at beginning of period           30,938,865    212,426,679    54,170,244     8,996,959     8,146,440
                                           --------------------------------------------------------------------
Net assets at end of period                $31,520,617   $194,227,558   $52,795,983   $ 7,453,970   $ 6,911,604
                                           ====================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                   10,561         26,721        27,465         1,646         2,638
   Units redeemed                             (334,855)      (904,048)     (463,386)     (229,207)     (130,714)
   Units transferred                           (83,304)      (233,366)       20,171      (163,775)     (118,843)
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding      (407,598)    (1,110,693)     (415,750)     (391,336)     (246,919)
Beginning units                              2,788,887      7,055,815     3,636,635     1,542,759     1,168,646
                                           --------------------------------------------------------------------
Ending units                                 2,381,289      5,945,122     3,220,885     1,151,423       921,727
                                           ====================================================================

     The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                                          Davis
                                               Cash        Corporate      Venture       "Dogs" of Wall       Emerging
                                            Management       Bond         Value            Street            Markets
                                            Portfolio      Portfolio     Portfolio        Portfolio         Portfolio
                                             (Class 1)     (Class 1)     (Class 1)        (Class 1)         (Class 1)
                                           ----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $ (1,437,588)  $  5,888,575   $ (4,097,983)  $       252,787   $    (81,684)

   Net realized gains (losses)               (2,961,591)     4,480,043     (5,447,075)       (1,317,599)   (15,404,398)
   Change in net unrealized appreciation
      (depreciation) of investments           2,743,696        815,386     59,054,407         3,754,632     25,102,470
                                           ----------------------------------------------------------------------------
      Increase (decrease) in net
        assets from operations               (1,655,483)    11,184,004     49,509,349         2,689,820      9,616,388
                                           ----------------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold               3,076,148        746,339      1,678,533            61,911        228,896
   Cost of units redeemed                   (38,822,113)   (22,498,340)   (68,739,749)       (2,641,942)    (8,790,669)
   Net transfers                             13,984,772        977,056    (26,625,669)        1,630,693       (315,375)
   Contract maintenance charge                  (72,631)       (45,221)      (305,467)          (13,002)       (30,059)
                                           ----------------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (21,833,824)   (20,820,166)   (93,992,352)         (962,340)    (8,907,207)
                                           ----------------------------------------------------------------------------

Increase (decrease) in net assets           (23,489,307)    (9,636,162)   (44,483,003)        1,727,480        709,181
Net assets at beginning of period           106,567,407    127,454,013    560,675,687        19,185,423     69,854,315
                                           ----------------------------------------------------------------------------
Net assets at end of period                $ 83,078,100   $117,817,851   $516,192,684   $    20,912,903   $ 70,563,496
                                           ============================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                   229,676         32,850         52,656             5,460         11,924
   Units redeemed                            (2,906,085)      (981,201)    (2,145,637)         (233,374)      (435,464)
   Units transferred                          1,045,552         48,466       (830,510)          135,832        (49,178)
                                           ----------------------------------------------------------------------------
Increase (decrease) in units outstanding     (1,630,857)      (899,885)    (2,923,491)          (92,082)      (472,718)
Beginning units                               7,890,791      5,837,425     17,402,626         1,777,635      3,502,327
                                           ----------------------------------------------------------------------------
Ending units                                  6,259,934      4,937,540     14,479,135         1,685,553      3,029,609
                                           ============================================================================

                                              Equity         Fundamental      Global         Global          Growth
                                           Opportunities       Growth          Bond         Equities      Opportunities
                                             Portfolio        Portfolio      Portfolio      Portfolio       Portfolio
                                             (Class 1)        (Class 1)      (Class 1)      (Class 1)       (Class 1)
                                           -----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $     (291,326)  $   (722,185)  $  1,452,895   $    101,639   $     (167,602)

   Net realized gains (losses)                 (3,267,173)    (2,987,071)     1,704,715        (53,535)        (229,726)
   Change in net unrealized appreciation
      (depreciation) of investments             8,489,465     10,433,737       (636,446)     7,431,257        2,554,416
                                           -----------------------------------------------------------------------------
      Increase (decrease) in net
        assets from operations                  4,930,966      6,724,481      2,521,164      7,479,361        2,157,088
                                           -----------------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                   125,300        293,912        235,936        283,235           59,084
   Cost of units redeemed                      (5,099,383)    (5,805,959)   (10,357,830)    (8,700,251)      (1,700,247)
   Net transfers                               (1,178,923)    (1,703,754)     2,035,259     (1,998,965)       1,299,037
   Contract maintenance charge                    (21,755)       (41,638)       (19,566)       (39,561)          (5,832)
                                           -----------------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions               (6,174,761)    (7,257,439)    (8,106,201)   (10,455,542)        (347,958)
                                           -----------------------------------------------------------------------------

Increase (decrease) in net assets              (1,243,795)      (532,958)    (5,585,037)    (2,976,181)       1,809,130
Net assets at beginning of period              36,813,569     50,737,315     60,695,476     68,658,954       10,714,078
                                           -----------------------------------------------------------------------------
Net assets at end of period                $   35,569,774   $ 50,204,357   $ 55,110,439   $ 65,682,773   $   12,523,208
                                           =============================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                       7,605         18,482         10,712         15,110           11,114
   Units redeemed                                (305,830)      (369,966)      (469,961)      (461,583)        (318,338)
   Units transferred                              (70,177)      (109,801)        90,203       (105,109)         209,732
                                           -----------------------------------------------------------------------------
Increase (decrease) in units outstanding         (368,402)      (461,285)      (369,046)      (551,582)         (97,492)
Beginning units                                 2,272,164      3,252,503      2,805,022      3,656,933        2,146,854
                                           -----------------------------------------------------------------------------
Ending units                                    1,903,762      2,791,218      2,435,976      3,105,351        2,049,362
                                           =============================================================================

     The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)



                                                                          International    International     Marsico
                                               Growth-     High-Yield      Diversified      Growth and       Focused
                                               Income         Bond          Equities          Income         Growth
                                             Portfolio     Portfolio       Portfolio         Portfolio      Portfolio
                                              (Class 1)    (Class 1)       (Class 1)         (Class 1)      (Class 1)
                                           ----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $   (892,538)  $  6,945,399   $    1,403,938   $    1,536,129   $  (196,937)

   Net realized gains (losses)               (8,480,352)    (7,619,070)         996,692       (2,813,165)   (1,495,633)
   Change in net unrealized appreciation
      (depreciation) of investments          22,655,686     11,092,592          800,976        4,055,296     4,129,033
                                           ----------------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                       13,282,796     10,418,921        3,201,606        2,778,260     2,436,463
                                           ----------------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                 483,001        742,917          304,992          233,055        27,206
   Cost of units redeemed                   (19,828,067)   (15,332,719)      (8,389,361)      (8,931,354)   (2,827,155)
   Net transfers                             (5,196,390)      (640,675)      (1,862,422)      (2,792,049)     (988,461)
   Contract maintenance charge                 (103,157)       (34,014)         (28,972)         (34,120)       (8,524)
                                           ----------------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (24,644,613)   (15,264,491)      (9,975,763)     (11,524,468)   (3,796,934)
                                           ----------------------------------------------------------------------------

Increase (decrease) in net assets           (11,361,817)    (4,845,570)      (6,774,157)      (8,746,208)   (1,360,471)
Net assets at beginning of period           161,401,177     91,538,604       64,426,394       71,179,908    18,645,644
                                           ----------------------------------------------------------------------------
Net assets at end of period                $150,039,360   $ 86,693,034   $   57,652,237   $   62,433,700   $17,285,173
                                           ============================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    19,869         35,661           25,277           18,498         2,742
   Units redeemed                              (826,258)      (739,725)        (691,388)        (702,534)     (268,396)
   Units transferred                           (220,283)       (45,287)        (168,994)        (220,607)      (95,484)
                                           ----------------------------------------------------------------------------
Increase (decrease) in units outstanding     (1,026,672)      (749,351)        (835,105)        (904,643)     (361,138)
Beginning units                               6,654,865      4,656,578        5,137,601        5,364,931     1,822,557
                                           ----------------------------------------------------------------------------
Ending units                                  5,628,193      3,907,227        4,302,496        4,460,288     1,461,419
                                           ============================================================================


                                                MFS
                                           Massachusetts      MFS
                                             Investors       Total         Mid-Cap        Real
                                               Trust         Return        Growth        Estate        Technology
                                             Portfolio      Portfolio     Portfolio     Portfolio       Portfolio
                                             (Class 1)      (Class 1)     (Class 1)     (Class 1)       (Class 1)
                                           -----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $     (359,875)  $  2,455,720   $  (624,870)  $   124,808   $  (171,881)

   Net realized gains (losses)                   (115,723)    (3,965,308)   (2,072,183)   (6,071,847)     (659,731)
   Change in net unrealized appreciation
      (depreciation) of investments             5,579,319     16,529,588    11,317,761    11,773,950     2,515,510
                                           -----------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                          5,103,721     15,020,000     8,620,708     5,826,911     1,683,898
                                           -----------------------------------------------------------------------
From capital transactions:
   Net proceeds from units sold                   244,043        555,063       202,902        87,331        56,689
   Cost of units redeemed                      (9,977,203)   (28,663,459)   (6,855,000)   (5,220,320)   (1,616,992)
   Net transfers                               (1,219,771)    (6,760,196)      339,167       281,098    (1,105,553)
   Contract maintenance charge                    (38,040)       (93,985)      (27,047)      (17,016)       (5,673)
                                           -----------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions              (10,990,971)   (34,962,577)   (6,339,978)   (4,868,907)   (2,671,529)
                                           -----------------------------------------------------------------------

Increase (decrease) in net assets              (5,887,250)   (19,942,577)    2,280,730       958,004      (987,631)
Net assets at beginning of period              66,226,571    205,782,136    43,422,346    35,267,388    12,983,385
                                           -----------------------------------------------------------------------
Net assets at end of period                $   60,339,321   $185,839,559   $45,703,076   $36,225,392   $11,995,754
                                           =======================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      11,327         21,281        19,584         4,322        26,975
   Units redeemed                                (474,597)    (1,105,388)     (674,531)     (254,316)     (761,709)
   Units transferred                              (61,519)      (263,375)      (14,952)        5,989      (653,654)
                                           -----------------------------------------------------------------------
Increase (decrease) in units outstanding         (524,789)    (1,347,482)     (669,899)     (244,005)   (1,388,388)
Beginning units                                 3,136,517      8,051,986     4,479,793     1,874,898     6,314,247
                                           -----------------------------------------------------------------------
Ending units                                    2,611,728      6,704,504     3,809,894     1,630,893     4,925,859
                                           =======================================================================

     The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                            Total
                                             Telecom       Return       Aggressive     Alliance
                                             Utility        Bond          Growth        Growth       Balanced
                                            Portfolio     Portfolio      Portfolio     Portfolio     Portfolio
                                            (Class 1)     (Class 1)      (Class 2)     (Class 2)     (Class 2)
                                           --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $   214,382   $    951,655   $   (61,656)  $  (246,406)  $    19,057

   Net realized gains (losses)                (486,026)       729,951      (114,055)    1,116,239       183,218
   Change in net unrealized appreciation
      (depreciation) of investments          2,033,018      1,454,446       855,696     1,251,976       674,081
                                           --------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                       1,761,374      3,136,052       679,985     2,121,809       876,356
                                           --------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                 41,067        516,314         9,127        52,695        36,614
   Cost of units redeemed                   (2,451,803)   (11,141,204)     (686,676)   (4,620,967)   (1,537,762)
   Net transfers                              (728,186)    15,681,720       (13,550)   (1,298,009)       67,424
   Contract maintenance charge                  (9,407)       (28,262)       (1,222)       (8,879)       (2,946)
                                           --------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (3,148,329)     5,028,568      (692,321)   (5,875,160)   (1,436,670)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets           (1,386,955)     8,164,620       (12,336)   (3,753,351)     (560,314)
Net assets at beginning of period           18,344,257     65,207,913     4,144,577    32,274,906    10,026,950
                                           --------------------------------------------------------------------
Net assets at end of period                $16,957,302   $ 73,372,533   $ 4,132,241   $28,521,555   $ 9,466,636
                                           ====================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    2,961         19,504           760         1,812         2,330
   Units redeemed                             (169,056)      (423,999)      (60,524)     (157,732)     (100,892)
   Units transferred                           (53,743)       596,073        (1,721)      (44,097)        3,644
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding      (219,838)       191,578       (61,485)     (200,017)      (94,918)
Beginning units                              1,265,801      2,577,207       378,666     1,084,271       671,755
                                           --------------------------------------------------------------------
Ending units                                 1,045,963      2,768,785       317,181       884,254       576,837
                                           ====================================================================

                                                                                                      Davis
                                           Blue Chip      Capital       Cash        Corporate        Venture
                                            Growth        Growth      Management      Bond            Value
                                           Portfolio     Portfolio    Portfolio     Portfolio       Portfolio
                                           (Class 2)     (Class 2)    (Class 2)     (Class 2)       (Class 2)
                                           --------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $  (58,816)  $  (39,875)  $   (468,615)  $ 1,829,463   $   (798,896)

   Net realized gains (losses)                 67,952      123,217       (812,764)    1,624,722       (122,642)
   Change in net unrealized appreciation
      (depreciation) of investments           391,657       82,440        696,666       113,182      8,796,209
                                           --------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                        400,793      165,782       (584,713)    3,567,367      7,874,671
                                           --------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                 2,830        4,947        378,000        91,443        188,786
   Cost of units redeemed                    (642,838)    (462,681)   (13,879,456)   (8,204,000)   (13,730,207)
   Net transfers                               81,539     (169,441)     5,029,222       424,121     (2,803,808)
   Contract maintenance charge                 (1,250)        (743)        (8,388)       (6,210)       (20,379)
                                           --------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions             (559,719)    (627,918)    (8,480,622)   (7,694,646)   (16,365,608)
                                           --------------------------------------------------------------------

Increase (decrease) in net assets            (158,926)    (462,136)    (9,065,335)   (4,127,279)    (8,490,937)
Net assets at beginning of period           4,515,802    2,785,753     34,903,610    42,571,679     92,523,475
                                           --------------------------------------------------------------------
Net assets at end of period                $4,356,876   $2,323,617   $ 25,838,275   $38,444,400   $ 84,032,538
                                           ====================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                     512          684         28,859         4,022          5,841
   Units redeemed                            (114,225)     (67,182)    (1,051,318)     (361,705)      (427,192)
   Units transferred                           12,340      (23,884)       380,269        17,180        (88,439)
                                           --------------------------------------------------------------------
Increase (decrease) in units outstanding     (101,373)     (90,382)      (642,190)     (340,503)      (509,790)
Beginning units                               792,233      405,486      2,618,132     1,979,008      2,890,453
                                           --------------------------------------------------------------------
Ending units                                  690,860      315,104      1,975,942     1,638,505      2,380,663
                                           ====================================================================

     The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                            "Dogs" of
                                              Wall         Emerging       Equity          Foreign     Fundamental
                                             Street         Markets    Opportunities       Value        Growth
                                            Portfolio      Portfolio     Portfolio       Portfolio     Portfolio
                                            (Class 2)      (Class 2)     (Class 2)       (Class 2)     (Class 2)
                                           ------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $    68,950   $   (36,610)  $      (72,995)  $    84,970   $    (50,561)

   Net realized gains (losses)                (668,080)     (262,678)        (880,211)     (390,510)        29,704
   Change in net unrealized appreciation
      (depreciation) of investments          1,523,373     2,061,784        1,942,485       468,392        434,323
                                           ------------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                         924,243     1,762,496          989,279       162,852        413,466
                                           ------------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                  2,288        29,528           12,828       179,625          2,490
   Cost of units redeemed                   (1,306,379)   (2,059,143)      (1,477,728)   (5,587,517)      (606,117)
   Net transfers                               (64,874)      168,004         (202,588)     (404,431)        85,532
   Contract maintenance charge                  (1,984)       (2,879)          (2,099)       (7,374)        (1,020)
                                           ------------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (1,370,949)   (1,864,490)      (1,669,587)   (5,819,697)      (519,115)
                                           ------------------------------------------------------------------------

Increase (decrease) in net assets             (446,706)     (101,994)        (680,308)   (5,656,845)      (105,649)
Net assets at beginning of period            7,348,853    12,935,073        7,683,010    40,616,081      3,428,999
                                           ------------------------------------------------------------------------
Net assets at end of period                $ 6,902,147   $12,833,079   $    7,002,702   $34,959,236   $  3,323,350
                                           ========================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                      202         1,390              767        11,434            157
   Units redeemed                             (118,047)     (103,261)         (89,014)     (348,730)       (40,161)
   Units transferred                            (7,591)        4,263          (11,904)      (31,456)         4,998
                                           ------------------------------------------------------------------------
Increase (decrease) in units outstanding      (125,436)      (97,608)        (100,151)     (368,752)       (35,006)
Beginning units                                690,646       659,530          481,438     2,430,323        222,395
                                           ------------------------------------------------------------------------
Ending units                                   565,210       561,922          381,287     2,061,571        187,389
                                           ========================================================================

                                                                                                        High-
                                             Global        Global         Growth         Growth         Yield
                                              Bond        Equities     Opportunities     -Income        Bond
                                           Portfolio      Portfolio      Portfolio      Portfolio     Portfolio
                                            (Class 2)     (Class 2)      (Class 2)      (Class 2)     (Class 2)
                                           -----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
   Net investment income (loss)            $   364,358   $     1,350   $      (71,039)  $   (81,412)  $ 1,532,408

   Net realized gains (losses)                 489,144        81,173          189,449      (302,572)       84,027
   Change in net unrealized appreciation
      (depreciation) of investments           (202,308)      798,756          819,418     1,276,154       763,875
                                           -----------------------------------------------------------------------
      Increase (decrease) in net assets
       from operations                         651,194       881,279          937,828       892,170     2,380,310
                                           -----------------------------------------------------------------------

From capital transactions:
   Net proceeds from units sold                 60,154        14,675            9,554        11,111        23,144
   Cost of units redeemed                   (2,911,060)   (1,123,583)        (711,501)   (1,499,420)   (4,699,500)
   Net transfers                               729,861       264,380           79,480      (338,144)     (635,027)
   Contract maintenance charge                  (2,106)       (1,715)          (1,050)       (3,418)       (3,335)
                                           -----------------------------------------------------------------------
      Increase (decrease) in net assets
       from capital transactions            (2,123,151)     (846,243)        (623,517)   (1,829,871)   (5,314,718)
                                           -----------------------------------------------------------------------

Increase (decrease) in net assets           (1,471,957)       35,036          314,311      (937,701)   (2,934,408)
Net assets at beginning of period           16,169,165     7,833,355        4,632,616    11,325,724    22,246,264
                                           -----------------------------------------------------------------------
Net assets at end of period                $14,697,208   $ 7,868,391   $    4,946,927   $10,388,023   $19,311,856
                                           =======================================================================

ANALYSIS OF INCREASE (DECREASE)
   IN UNITS OUTSTANDING:
   Units sold                                    2,768           796            1,839           443         1,116
   Units redeemed                             (133,601)      (59,752)        (133,514)      (63,095)     (230,475)
   Units transferred                            32,584        13,960           12,773       (13,782)      (34,918)
                                           -----------------------------------------------------------------------
Increase (decrease) in units outstanding       (98,249)      (44,996)        (118,902)      (76,434)     (264,277)
Beginning units                                754,806       421,316          941,439       469,037     1,150,553
                                           -----------------------------------------------------------------------
Ending units                                   656,557       376,320          822,537       392,603       886,276
                                           =======================================================================

     The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)



                                      International                                                  MFS
                                       Diversified      International                           Massachusetts
                                        Equities          Growth and       Marsico Focused     Investors Trust     MFS Total Return
                                        Portfolio      Income Portfolio    Growth Portfolio       Portfolio           Portfolio
                                        (Class 2)         (Class 2)           (Class 2)           (Class 2)           (Class 2)
                                     -----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment
  income (loss)                      $      629,181   $         267,757   $        (238,890)  $       (101,459)   $         665,485

  Net realized
   gains (losses)                           313,207          (1,266,488)           (854,488)           790,841           (1,393,584)
  Change in net
   unrealized appreciation
   (depreciation) of
   investments                              635,557           1,502,236           3,730,169            471,344            5,275,927
                                      ---------------------------------------------------------------------------------------------
  Increase (decrease) in
   net assets from
   operations                             1,577,945             503,505           2,636,791          1,160,726            4,547,828
                                      ---------------------------------------------------------------------------------------------
From capital
 transactions:
 Net proceeds
  from units sold                           109,531              23,251              31,197             62,756              247,942
 Cost of units
  redeemed                               (3,706,202)         (2,162,641)         (2,950,677)        (2,069,304)         (10,240,019)
 Net transfers                             (496,682)             24,516            (908,356)          (261,752)            (438,208)
  Contract maintenance charge                (6,268)             (2,570)             (3,502)            (3,076)             (14,473)
                                     ----------------------------------------------------------------------------------------------
 Increase (decrease) in
  net assets from
  capital transactions                   (4,099,621)         (2,117,444)         (3,831,338)        (2,271,376)         (10,444,758)
                                     ----------------------------------------------------------------------------------------------
Increase (decrease) in net assets        (2,521,676)         (1,613,939)         (1,194,547)        (1,110,650)          (5,896,930)
Net assets at beginning of period        30,021,823          13,799,411          20,351,645         14,828,965           63,751,431
                                     ----------------------------------------------------------------------------------------------
Net assets at end of period          $   27,500,147   $      12,185,472   $      19,157,098   $     13,718,315    $      57,854,501
                                     ==============================================================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                   8,903               1,833               3,068              2,998                9,716
 Units redeemed                            (307,564)           (170,888)           (284,473)           (98,636)            (394,943)
 Units transferred                          (44,107)                474             (90,564)           (13,299)             (18,098)
                                     ----------------------------------------------------------------------------------------------
Increase (decrease)
 in units outstanding                      (342,768)           (168,581)           (371,969)          (108,937)            (403,325)
Beginning units                           2,427,191           1,046,103           2,015,612            708,044            2,504,856
                                     ----------------------------------------------------------------------------------------------
Ending units                              2,084,423             877,522           1,643,643            599,107            2,101,531
                                     ==============================================================================================

                                       Mid-Cap Growth    Real Estate    Small & Mid Cap    Technology    Telecom Utility
                                         Portfolio        Portfolio     Value Portfolio    Portfolio        Portfolio
                                         (Class 2)        (Class 2)        (Class 2)       (Class 2)        (Class 2)
                                      ------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
  Net investment
   income (loss)                       $      (316,140)  $     15,060   $       (349,970)  $   (63,124)  $         26,110

  Net realized
   gains (losses)                              809,515     (1,936,133)            53,168       145,426           (192,303)
  Change in net
   unrealized appreciation
   (depreciation) of
   investments                               3,818,638      3,724,930          6,002,684       571,733            422,985
                                       ----------------------------------------------------------------------------------
 Increase (decrease) in
  net assets from
  operations                                 4,312,013      1,803,857          5,705,882       654,035            256,792
                                       ----------------------------------------------------------------------------------
From capital
 transactions:
 Net proceeds
  from units sold                              28,669         23,637            132,656         7,402              1,178
 Cost of units
  redeemed                                 (2,991,158)    (1,818,468)        (4,311,209)     (710,094)          (640,576)
 Net transfers                               (240,148)       470,116           (381,981)      (12,275)           (55,591)
  Contract maintenance charge                  (5,668)        (2,737)            (5,468)       (1,323)              (833)
                                       ---------------------------------------------------------------------------------
 Increase (decrease) in
  net assets from
  capital transactions                     (3,208,305)    (1,327,452)        (4,566,002)     (716,290)          (695,822)
                                       ---------------------------------------------------------------------------------
Increase (decrease) in net assets           1,103,708        476,405          1,139,880       (62,255)          (439,030)
Net assets at beginning of period          20,869,437     10,789,261         26,447,744     4,258,272          2,902,835
                                      ----------------------------------------------------------------------------------
Net assets at end of period           $    21,973,145   $ 11,265,666   $     27,587,624   $ 4,196,017   $      2,463,805
                                      ==================================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
 Units sold                                     2,841          1,160              7,396         3,463                 80
 Units redeemed                              (293,854)       (90,767)          (239,898)     (335,066)           (45,117)
 Units transferred                            (25,573)        23,169            (18,949)      (18,486)            (3,914)
                                      ----------------------------------------------------------------------------------
 Increase (decrease)
  in units outstanding                       (316,586)       (66,438)          (251,451)     (350,089)           (48,951)
Beginning units                             2,160,082        582,785          1,604,202     2,103,021            204,034
                                      ----------------------------------------------------------------------------------
Ending units                                1,843,496        516,347          1,352,751     1,752,932            155,083
                                      ==================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                      Total Return    Aggressive     Alliance       American Funds     American Funds
                                          Bond          Growth        Growth       Asset Allocation    Global Growth
                                       Portfolio      Portfolio      Portfolio      SAST Portfolio     SAST Portfolio
                                       (Class 2)      (Class 3)      (Class 3)        (Class 3)          (Class 3)
                                     -----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment
  income (loss)                        $     261,154   $  (197,373)  $ (1,263,933)  $      (126,280)  $    (1,509,614)

 Net realized
  gains (losses)                           1,200,857    (1,179,007)     1,522,817          (968,232)       (2,286,452)
 Change in net
  unrealized appreciation
  (depreciation)
  of investments                            (329,830)    3,610,621      9,756,609         7,588,394        26,394,978
                                       ------------------------------------------------------------------------------
  Increase (decrease)
  in net assets
  from operations                          1,132,181     2,234,241     10,015,493         6,493,882        22,598,912
                                       ------------------------------------------------------------------------------

From capital transactions:
 Net proceeds
  from units sold                            247,388     2,237,043      2,214,492        16,117,947        68,341,177
 Cost of
  units redeemed                          (4,422,609)   (1,315,240)   (15,636,515)       (2,781,257)       (8,889,876)
 Net transfers                             3,735,593       663,787     (5,318,865)        9,040,037        27,129,264
  Contract maintenance
  charge                                     (2,542)       (3,280)       (33,637)           (5,394)          (18,059)
                                      -------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
  capital transactions                     (442,170)    1,582,310    (18,774,525)       22,371,333        86,562,506
                                      ------------------------------------------------------------------------------

Increase (decrease)
 in net assets                              690,011     3,816,551     (8,759,032)       28,865,215       109,161,418
Net assets at
 beginning of period                     22,293,889    11,314,343    142,097,641        44,109,234       139,541,556
                                      ------------------------------------------------------------------------------
Net assets at
 end of period                        $  22,983,900   $15,130,894   $133,338,609   $    72,974,449   $   248,702,974
                                      ==============================================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                   9,581       245,218        117,618         1,713,659         6,666,694
 Units redeemed                            (170,337)     (117,018)      (546,045)         (293,802)         (868,501)
 Units transferred                          148,147        54,452       (178,447)          973,906         2,703,799
                                     -------------------------------------------------------------------------------
Increase (decrease)
 in units outstanding                       (12,609)      182,652       (606,874)        2,393,763         8,501,992
Beginning units                             894,912     1,056,984      4,922,220         4,783,166        13,647,633
                                     -------------------------------------------------------------------------------
Ending units                                882,303     1,239,636      4,315,346         7,176,929        22,149,625
                                     ===============================================================================

                                      American Funds    American Funds
                                       Growth SAST      Growth-Income      Balanced        Blue Chip            Capital
                                        Portfolio       SAST Portfolio    Portfolio     Growth Portfolio    Growth Portfolio
                                        (Class 3)         (Class 3)       (Class 3)        (Class 3)           (Class 3)
                                     ----------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment
  income (loss)                        $    (2,247,618)  $     (809,648)  $    55,945   $        (398,999)  $        (772,234)
 Net realized
  gains (losses)                            (5,722,879)      (4,762,165)     (220,241)            137,790          (2,068,773)
 Change in net
  unrealized appreciation
  (depreciation)
   of investments                            36,162,789      20,730,552     2,207,363           4,363,275           6,397,770
                                      ---------------------------------------------------------------------------------------
 Increase (decrease)
  in net assets
  from operations                           28,192,292       15,158,739     2,043,067           4,102,066           3,556,763
                                      ---------------------------------------------------------------------------------------
From capital transactions:
 Net proceeds
  from units sold                           30,318,091       16,217,551     4,547,326          15,730,738             290,045
 Cost of
  units redeemed                            (8,605,534)      (8,782,255)   (2,635,572)         (1,986,618)         (3,226,916)
 Net transfers                              2,968,784         2,930,279     3,792,306           6,883,394            (139,271)
  Contract maintenance
  charge                                       (19,383)         (19,808)       (3,797)             (3,149)             (8,013)
                                      ---------------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
  capital transactions                      24,661,958       10,345,767     5,700,263          20,624,365          (3,084,155)
                                      ---------------------------------------------------------------------------------------
Increase (decrease)in net assets           52,854,250        25,504,506     7,743,330          24,726,431             472,608
Net assets at beginning of period         149,351,933       146,800,095    17,878,194          17,219,970          49,854,080
                                      ---------------------------------------------------------------------------------------
Net assets at end of period           $   202,206,183   $   172,304,601   $25,621,524   $      41,946,401   $      50,326,688
                                      =======================================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:
  Units sold                                3,305,845         1,867,772       380,371           2,199,486              40,157
  Units redeemed                             (942,762)       (1,023,844)     (174,966)           (313,632)           (480,877)
  Units transferred                           401,101           403,300       262,869           1,032,665              13,872
                                      --------------------------------------------------------------------------------------
Increase (decrease)
  in units outstanding                     2,764,184         1,247,228       468,274           2,918,519            (426,848)
Beginning units                           16,955,375        17,222,295     1,237,281           2,912,641           7,199,601
                                      --------------------------------------------------------------------------------------
Ending units                              19,719,559        18,469,523     1,705,555           5,831,160           6,772,753
                                      ======================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                      Cash Management    Corporate Bond     Davis Venture      "Dogs" of Wall      Emerging Markets
                                         Portfolio         Portfolio       Value Portfolio    Street Portfolio        Portfolio
                                         (Class 3)         (Class 3)          (Class 3)          (Class 3)            (Class 3)
                                     -----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)        $     (3,241,865)  $    23,098,884   $     (4,817,599)  $         196,105    $        (484,917)
 Net realized gains (losses)               (7,033,894)       10,602,012        (17,488,881)         (1,985,164)         (30,957,978)
 Change in net
 unrealized appreciation
 (depreciation) of investments              6,050,245         7,000,147         69,415,711           4,029,461           54,223,313
                                     -----------------------------------------------------------------------------------------------
 Increase (decrease) in net
  assets from operations                   (4,225,514)       40,701,043         47,109,231           2,240,402           22,780,418
                                     -----------------------------------------------------------------------------------------------
From capital transactions:
  Net proceeds from units sold             23,444,169        50,308,584         38,359,500           3,390,214           14,691,088
  Cost of units redeemed                  (95,184,359)      (50,224,820)       (47,416,702)         (1,470,435)         (13,241,310)
  Net transfers                            20,884,448        30,443,789            (24,568)          5,234,844            3,753,700
  Contract maintenance charge                 (42,487)          (70,509)           (87,417)             (2,481)             (24,753)
                                     -----------------------------------------------------------------------------------------------
   Increase (decrease)
    in net assets from
    capital transactions                  (50,898,229)       30,457,044         (9,169,187)          7,152,142            5,178,725
                                     -----------------------------------------------------------------------------------------------
Increase (decrease) in net assets         (55,123,743)       71,158,087         37,940,044           9,392,544           27,959,143
Net assets at
beginning of period                       236,878,333       459,737,070        471,246,641          12,612,965          138,954,707
                                     ----------------------------------------------------------------------------------------------
Net assets at end of period          $    181,754,590   $   530,895,157   $    509,186,685   $      22,005,509    $     166,913,850
                                     ==============================================================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                 2,069,765         2,959,736          2,666,606             329,350              946,719
 Units redeemed                            (7,337,086)       (2,295,952)        (1,564,630)           (132,881)            (682,798)
 Units transferred                          1,563,134         1,736,909            653,024             470,062              245,932
                                     ----------------------------------------------------------------------------------------------
Increase (decrease)
  in units outstanding                     (3,704,187)        2,400,693          1,755,000             666,531              509,853
Beginning units                            18,042,688        22,342,572         15,849,454           1,203,938            7,359,645
                                     ----------------------------------------------------------------------------------------------
Ending units                               14,338,501        24,743,265         17,604,454           1,870,469            7,869,498
                                     ==============================================================================================
                                            Equity
                                        Opportunities    Foreign Value      Fundamental       Global Bond    Global Equities
                                          Portfolio        Portfolio      Growth Portfolio     Portfolio        Portfolio
                                          (Class 3)        (Class 3)         (Class 3)         (Class 3)        (Class 3)
                                       ---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)          $     (353,241)  $    1,143,630   $      (1,236,048)  $  3,431,758   $        (11,579)
 Net realized
  gains (losses)                           (3,957,375)      (7,263,986)         (3,243,549)     3,283,192           (486,461)
 Change in net
  unrealized appreciation
  (depreciation) of investments             8,637,813       14,919,696          15,660,740     (1,330,768)         3,187,811
                                       -------------------------------------------------------------------------------------
  Increase (decrease)
   in net assets
   from operations                          4,327,197        8,799,340          11,181,143      5,384,182          2,689,771
                                       -------------------------------------------------------------------------------------
From capital transactions:
 Net proceeds from units sold                 966,011       66,669,883             920,894     19,864,445          3,042,021
 Cost of units redeemed                    (5,449,267)     (31,547,416)         (4,719,303)   (14,776,618)        (2,579,536)
 Net transfers                             (1,154,196)      33,079,329          (3,465,401)    14,174,367          1,820,687
 Contract maintenance charge                   (6,221)         (60,981)            (12,623)       (15,810)            (3,372)
                                       -------------------------------------------------------------------------------------
  Increase (decrease) in net assets
from capital transactions                  (5,643,673)      68,140,815          (7,276,433)    19,246,384          2,279,800
                                       -------------------------------------------------------------------------------------
Increase (decrease)
 in net assets                             (1,316,476)      76,940,155           3,904,710     24,630,566          4,969,571
Net assets at
 beginning of period                       32,677,771      311,034,623          77,863,955    130,721,653         21,171,000
                                       -------------------------------------------------------------------------------------
Net assets at end of period            $   31,361,295   $  387,974,778   $      81,768,665   $155,352,219   $     26,140,571
                                       =====================================================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                    92,163        5,681,594              80,671      1,249,014            259,389
 Units redeemed                              (332,259)      (2,061,468)           (318,459)      (705,160)          (143,046)
 Units transferred                            (67,431)       2,909,450            (198,722)       844,006            113,940
                                       -------------------------------------------------------------------------------------
Increase (decrease) in  units
 outstanding                                 (307,527)       6,529,576            (436,510)     1,387,860            230,283
Beginning units                             2,079,729       19,373,532           5,370,746      6,438,287          1,216,039
                                       -------------------------------------------------------------------------------------
Ending units                                1,772,202       25,903,108           4,934,236      7,826,147          1,446,322
                                       =====================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                         Growth                                              International        International
                                      Opportunities    Growth-Income    High-Yield Bond       Diversified           Growth and
                                        Portfolio        Portfolio         Portfolio       Equities Portfolio    Income Portfolio
                                        (Class 3)        (Class 3)         (Class 3)           (Class 3)            (Class 3)
                                     --------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment  income (loss)       $   (1,269,883)  $     (112,946)  $      8,129,200   $         4,367,019   $       4,620,426
 Net realized
  gains (losses)                            352,636         (879,858)         3,158,078               145,759         (25,400,928)
 Change in net unrealized
  appreciation
  (depreciation) of investments          18,932,017        2,292,934             42,420             7,516,926          32,330,570
                                     --------------------------------------------------------------------------------------------
  Increase (decrease) in
    net assets from operations           18,014,770        1,300,130         11,329,698            12,029,704          11,550,068
                                     --------------------------------------------------------------------------------------------
From capital transactions:
 Net proceeds from units sold            26,148,388        1,719,587          9,407,090             4,845,742           3,119,483
 Cost of units redeemed                  (4,973,921)      (1,520,961)       (14,813,492)          (19,792,601)        (15,388,213)
 Net transfers                            4,563,790          (31,020)        (2,646,959)           (2,055,868)          1,926,030
 Contract maintenance charge                 (9,654)          (3,065)           (13,179)              (46,115)            (34,174)
                                      --------------------------------------------------------------------------------------------
    Increase (decrease) in
      net assets from capital
      transactions                       25,728,603          164,541         (8,066,540)          (17,048,842)        (10,376,874)
                                     --------------------------------------------------------------------------------------------

Increase (decrease) in net assets        43,743,373        1,464,671          3,263,158            (5,019,138)          1,173,194
Net assets at beginning of period        63,797,232       13,677,065         96,956,685           209,558,687         214,161,986
                                     --------------------------------------------------------------------------------------------
Net assets at end of period          $  107,540,605   $   15,141,736   $    100,219,843   $       204,539,549   $     215,335,180
                                     ===========================================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                               3,888,310          142,672            727,121               449,236             305,936
 Units redeemed                            (910,228)         (65,153)          (752,847)           (1,668,219)         (1,256,639)
 Units transferred                          554,908            4,708           (101,915)             (155,985)            285,488
                                     --------------------------------------------------------------------------------------------
 Increase (decrease) in  units
  outstanding                             3,532,990           82,227           (127,641)           (1,374,968)           (665,215)

Beginning units                          12,605,872          598,674          5,240,017            17,247,631          17,071,094
                                     --------------------------------------------------------------------------------------------
Ending units                             16,138,862          680,901          5,112,376            15,872,663          16,405,879
                                     ===========================================================================================

                                                                MFS
                                                           Massachusetts
                                      Marsico Focused     Investors Trust       MFS Total            Mid-Cap         Real Estate
                                      Growth Portfolio       Portfolio       Return Portfolio    Growth Portfolio     Portfolio
                                         (Class 3)           (Class 3)          (Class 3)           (Class 3)         (Class 3)
                                     -------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment
   income (loss)                     $        (580,033)  $       (787,310)  $       2,288,155   $      (1,098,207)  $    247,152

Net realized gains (losses)                 (2,435,552)         1,072,699          (9,202,437)          1,786,831    (18,995,112)
Change in net unrealized
  appreciation
    (depreciation) of investments           10,179,956         12,075,025          23,297,126          14,785,226     43,752,723
                                     -------------------------------------------------------------------------------------------
    Increase (decrease) in
       net assets from operations            7,164,371         12,360,414          16,382,844          15,473,850     25,004,763
                                     -------------------------------------------------------------------------------------------
From capital transactions:
Net proceeds from units sold                11,779,581         37,050,286           9,441,262          11,590,449     25,370,628
Cost of units redeemed                      (3,170,248)        (8,353,913)        (30,398,475)         (7,813,532)   (11,662,396)
Net transfers                                4,524,975         16,497,550           2,851,703           1,246,211      7,558,176
Contract maintenance charge                     (5,393)           (13,055)            (41,164)            (14,571)       (25,314)
                                     -------------------------------------------------------------------------------------------
    Increase (decrease) in
      net assets from capital
     transactions                           13,128,915         45,180,868         (18,146,674)          5,008,557     21,241,094
                                     -------------------------------------------------------------------------------------------
Increase (decrease) in net assets           20,293,286         57,541,282          (1,763,830)         20,482,407     46,245,857
Net assets at beginning of period           36,073,909         89,091,011         219,873,060          63,773,990    137,825,012
                                     -------------------------------------------------------------------------------------------
Net assets at end of period          $      56,367,195   $    146,632,293   $     218,109,230   $      84,256,397   $184,070,869
                                     ===========================================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                   1,177,649          2,687,667             648,496           1,122,951      2,238,345
Units redeemed                                (307,935)          (440,389)         (1,191,903)           (772,131)      (645,589)
Units transferred                              474,919          1,260,998             169,684             119,116        791,358
                                     -------------------------------------------------------------------------------------------
Increase (decrease) in units
 outstanding                                 1,344,633          3,508,276            (373,723)            469,936      2,384,114
Beginning units                              3,632,045          4,701,819           8,926,199           6,660,269      8,379,425
                                     -------------------------------------------------------------------------------------------
Ending units                                 4,976,678          8,210,095           8,552,476           7,130,205     10,763,539
                                     ===========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                      Small & Mid
                                       Cap Value      Small Company     Technology    Telecom Utility    Total Return Bond
                                       Portfolio     Value Portfolio    Portfolio        Portfolio           Portfolio
                                       (Class 3)        (Class 3)       (Class 3)        (Class 3)           (Class 3)
                                     -------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment
  income (loss)                      $ (4,767,881)  $     (1,196,945)  $  (339,193)  $        103,789   $        3,890,455
 Net realized
  gains (losses)                       (2,811,100)        (2,243,571)   (1,452,139)          (110,783)           5,302,602
 Change in net unrealized
  appreciation
  (depreciation) of investments        84,457,372         29,949,214     5,004,093          1,011,391             (592,821)
                                     --------------------------------------------------------------------------------------
    Increase (decrease)
     in net assets
     from operations                   76,878,391         26,508,698     3,212,761          1,004,397            8,600,236
                                     --------------------------------------------------------------------------------------
From capital transactions:
 Net proceeds
  from units sold                      50,569,029         27,136,807     1,083,889          1,383,006          114,184,439
 Cost of units redeemed               (32,348,303)        (6,656,103)   (3,843,423)        (1,002,691)         (17,444,707)
 Net transfers                          5,844,991             (8,438)    1,000,479              3,914           83,490,170
 Contract maintenance charge              (61,017)           (13,938)       (4,060)            (1,320)             (21,212)
                                     --------------------------------------------------------------------------------------
    Increase (decrease)
    in net assets from
   capital transactions                24,004,700         20,458,328    (1,763,115)           382,909          180,208,690
                                     -------------------------------------------------------------------------------------
Increase (decrease) in net assets     100,883,091         46,967,026     1,449,646          1,387,306          188,808,926
Net assets at beginning of period     302,277,240         89,250,212    20,975,066          8,697,071          194,108,866
                                     -------------------------------------------------------------------------------------
Net assets at end of period          $403,160,331   $    136,217,238   $22,424,712   $     10,084,377   $      382,917,792
                                     =====================================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                              3,654,120          3,098,927       292,959            110,410            6,713,325
Units redeemed                         (1,860,511)          (787,454)   (1,864,250)           (70,871)            (779,578)
Units transferred                         772,394            120,711       285,124               (634)           4,331,591
                                     -------------------------------------------------------------------------------------
Increase (decrease)
   in units outstanding                 2,566,003          2,432,184    (1,286,167)            38,905           10,265,338
Beginning units                        19,141,352         11,356,383    10,306,892            624,975            8,830,184
                                     -------------------------------------------------------------------------------------
Ending units                           21,707,355         13,788,567     9,020,725            663,880           19,095,522
                                     =====================================================================================

                                       Invesco Van                       Invesco Van
                                       Kampen V.I.       Invesco Van     Kampen V.I.     Diversified
                                      Capital Growth     Kampen V.I.     Growth and     International     Equity Income
                                           Fund         Comstock Fund    Income Fund       Account            Account
                                       (Series II)       (Series II)     (Series II)      (Class 1)           (Class 1)
                                     -----------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment
  income (loss)                      $      (364,525)  $   (3,560,532)  $ (6,434,856)  $         (188)  $              429,800

Net realized
  gains (losses)                           1,390,207       (6,679,978)    (5,560,193)        (702,357)                (661,486)
Change in net unrealized
  appreciation
    (depreciation) of investments          2,568,982       44,596,271     59,241,392          950,617                3,653,853
                                     -----------------------------------------------------------------------------------------
   Increase (decrease)
    in net assets
    from operations                        3,594,664       34,355,761     47,246,343          248,072                3,422,167
                                     -----------------------------------------------------------------------------------------
From capital transactions:
Net proceeds
   from units sold                         1,444,848       38,302,060     46,822,162            8,957                    5,250
Cost of units redeemed                    (3,884,714)     (29,367,210)   (44,313,226)        (428,144)              (3,258,660)
Net transfers                             (3,193,012)       6,389,987      8,020,740         (138,473)                (617,200)
Contract maintenance charge                   (6,776)         (66,589)       (98,600)            (416)                  (5,897)
                                     -----------------------------------------------------------------------------------------
    Increase (decrease)
    in net assets from
   capital transactions                   (5,639,654)      15,258,248     10,431,076         (558,076)              (3,876,507)
                                     -----------------------------------------------------------------------------------------
Increase (decrease) in net assets         (2,044,990)      49,614,009     57,677,419         (310,004)                (454,340)
Net assets at beginning of period         25,763,129      234,069,034    425,361,561        2,814,443               26,297,778
                                     -----------------------------------------------------------------------------------------
Net assets at end of period          $    23,718,139   $  283,683,043   $483,038,980   $    2,504,439   $           25,843,438
                                     =========================================================================================
ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
 Units sold                                  142,093        3,886,344      4,316,882            1,572                      590
 Units redeemed                             (407,218)      (2,648,939)    (3,514,236)         (71,546)                (373,534)
 Units transferred                          (357,892)         800,748      1,075,713          (25,824)                 (70,818)
                                     -----------------------------------------------------------------------------------------
 Increase (decrease)
   in units outstanding                     (623,017)       2,038,153      1,878,359          (95,798)                (443,762)
Beginning units                            2,817,633       21,815,548     34,206,154          473,099                3,133,789
                                     -----------------------------------------------------------------------------------------
Ending units                               2,194,616       23,853,701     36,084,513          377,301                2,690,027
                                     =========================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                      Government &                   LargeCap     LargeCap      MidCap        Money
                                      High Quality      Income        Blend        Growth       Blend         Market
                                      Bond Account     Account      Account II    Account      Account       Account
                                       (Class 1)      (Class 1)     (Class 1)    (Class 1)    (Class 1)     (Class 1)
                                     ----------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment
  income (loss)                      $      96,101   $   553,208   $    31,450   $  (9,665)  $    30,745   $   (72,001)

Net realized
  gains (losses)                           (61,141)      (86,677)     (649,950)     26,871      (594,797)            -
Change in net unrealized
  appreciation
    (depreciation) of investments          204,135       315,375       972,481      86,230     1,215,927             -
                                     ----------------------------------------------------------------------------------
    Increase (decrease)
  in net assets from
  operations                               239,095       781,906       353,981     103,436       651,875       (72,001)
                                     ----------------------------------------------------------------------------------
From capital transactions:
 Net proceeds
  from units sold                             6,577        84,969           434           -            71      118,988
 Cost of units redeemed                  (1,410,057)   (2,251,588)     (753,161)   (202,221)     (998,941)  (1,624,030)
 Net transfers                              (40,473)      202,156        33,610      21,040       (95,189)    (676,144)
 Contract maintenance charge                 (2,331)       (1,848)       (1,216)       (486)         (800)      (2,254)
                                      ----------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
  capital transactions                  (1,446,284)   (1,966,311)     (720,333)   (181,667)   (1,094,859)   (2,183,440)
                                     ---------------------------------------------------------------------------------
Increase (decrease) in net assets       (1,207,189)   (1,184,405)     (366,352)    (78,231)     (442,984)   (2,255,441)
Net assets at beginning of period        6,250,179    12,072,823     3,786,791     745,861     3,551,253     6,239,662
                                     ---------------------------------------------------------------------------------
Net assets at end of period          $   5,042,990   $10,888,418   $ 3,420,439   $ 667,630   $ 3,108,269   $ 3,984,221
                                     =================================================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                    849         9,332            72           -             8       19,532
 Units redeemed                           (180,284)     (259,090)     (128,648)    (31,640)     (106,491)    (267,179)
 Units transferred                          (5,698)       23,099         5,754       3,339       (10,555)    (109,430)
                                      --------------------------------------------------------------------------------
 Increase (decrease)
  in units outstanding                    (185,133)     (226,659)     (122,822)    (28,301)     (117,038)     (357,077)
Beginning units                            821,902     1,435,042       645,109     121,352       412,151     1,015,368
                                     ---------------------------------------------------------------------------------
Ending units                               636,769     1,208,383       522,287      93,051       295,113       658,291
                                     =================================================================================

                                       Principal                                         SAM
                                        Capital       Real Estate                    Conservative
                                      Appreciation    Securities     SAM Balanced      Balanced
                                        Account         Account       Portfolio       Portfolio
                                       (Class 1)       (Class 1)      (Class 1)       (Class 1)
                                     -------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment
  income (loss)                       $       9,570   $     13,072   $   1,883,859   $     236,905

Net realized
  gains (losses)                            406,727       (128,058)     (1,017,616)        (18,212)
Change in net unrealized
  appreciation
 (depreciation) of investments            1,544,081        280,599       8,686,595         580,205
                                      ------------------------------------------------------------
  Increase (decrease)
  in net assets from
  operations                              1,960,378        165,613       9,552,838         798,898
                                     -------------------------------------------------------------
From capital transactions:
 Net proceeds
  from units sold                               527          1,193         381,737           2,033
 Cost of units redeemed                  (2,600,941)       (52,652)    (19,563,314)     (2,421,084)
 Net transfers                             (332,805)        20,427        (638,308)        303,647
 Contract maintenance charge                 (3,828)          (186)        (19,595)         (1,687)
                                      ------------------------------------------------------------
  Increase (decrease)
  in net assets from
  capital transactions                   (2,937,047)       (31,218)    (19,839,480)     (2,117,091)
                                     -------------------------------------------------------------
Increase (decrease) in net assets          (976,669)       134,395     (10,286,642)     (1,318,193)
Net assets at beginning of period        16,662,286        723,401      92,355,490       9,421,124
                                     -------------------------------------------------------------
Net assets at end of period           $  15,685,617   $    857,796   $  82,068,848   $   8,102,931
                                     =============================================================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      46             66          38,743             266
 Units redeemed                            (224,442)        (3,272)     (1,951,562)       (320,618)
 Units transferred                          (29,357)         1,058         (62,043)         38,258
                                      ------------------------------------------------------------
 Increase (decrease)
  in units outstanding                    (253,753)        (2,148)     (1,974,862)       (282,094)
Beginning units                          1,471,453         49,991       9,604,945       1,287,172
                                     -------------------------------------------------------------
Ending units                             1,217,700         47,843       7,630,083       1,005,078
                                     =============================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                              SAM             SAM            SAM
                                          Conservative      Flexible       Strategic        Short-Term   SmallCap
                                            Growth           Income         Growth           Income       Growth
                                           Portfolio        Portfolio      Portfolio         Account    Account II
                                           (Class 1)        (Class 1)      (Class 1)        (Class 1)    (Class 1)
                                          ------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:

From operations:

 Net investment income (loss)                $ 583,052       $ 550,289       $ 112,405       $ 12,994    $ (10,005)

 Net realized gains (losses)                 (262,823)       (621,630)       (245,064)          8,674        10,330

 Change in net unrealized appreciation
  (depreciation) of investments              3,535,064       1,333,810       1,672,432         62,637       149,239
                                           ------------------------------------------------------------------------
  Increase (decrease) in net assets
   from operations                           3,855,293       1,262,469       1,539,773         84,305       149,564
                                          ------------------------------------------------------------------------

From capital transactions:

 Net proceeds from units sold                   49,795             347           6,504             19            51

 Cost of units redeemed                    (8,575,302)     (4,672,500)     (2,412,988)      (565,454)     (152,983)

 Net transfers                               (311,911)       (124,836)       (317,689)        131,120        23,315

 Contract maintenance charge                   (9,832)         (3,749)         (4,549)          (772)         (177)
                                          ------------------------------------------------------------------------
  Increase (decrease) in net assets
   from capital transactions               (8,847,250)     (4,800,738)     (2,728,722)      (435,087)     (129,794)
                                          ------------------------------------------------------------------------

Increase (decrease) in net assets          (4,991,957)     (3,538,269)     (1,188,949)      (350,782)        19,770

Net assets at beginning of period           35,334,269      16,873,589      12,809,684      3,316,828       664,807
                                          ------------------------------------------------------------------------
Net assets at end of period               $ 30,342,312    $ 13,335,320    $ 11,620,735    $ 2,966,046     $ 684,577
                                          =========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:

 Units sold                                      5,052              38             634              3             9

 Units redeemed                              (879,415)       (520,153)       (236,058)       (75,895)      (26,656)

 Units transferred                            (32,216)        (14,099)        (34,507)         17,609         4,654
                                          ------------------------------------------------------------------------
Increase (decrease)
 in units outstanding                        (906,579)       (534,214)       (269,931)       (58,283)      (21,993)

Beginning units                              3,734,141       1,945,377       1,290,665        457,427       124,856
                                          ------------------------------------------------------------------------
Ending units                                 2,827,562       1,411,163       1,020,734        399,144       102,863
                                          =========================================================================


                                                                                           Government
                                                                                             & High
                                            SmallCap        Diversified      Equity         Quality
                                              Value        International     Income           Bond        Income
                                            Account I        Account         Account        Account       Account
                                            (Class 1)       (Class 2)       (Class 2)      (Class 2)     (Class 2)
                                           ------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:

From operations:

 Net investment income (loss)                $ (1,591)      $ (4,209)       $ 200,668       $ 21,117      $ 218,549

 Net realized gains (losses)                  (65,291)      (164,195)       (937,337)          6,507       (51,763)

 Change in net unrealized appreciation
  (depreciation) of investments                109,635        288,794       2,831,983         34,457        167,324
                                          -------------------------------------------------------------------------
 Increase (decrease) in net assets
  from operations                               42,753        120,390       2,095,314         62,081        334,110
                                          -------------------------------------------------------------------------

From capital transactions:

 Net proceeds from units sold                        -            131          42,785              -              -

 Cost of units redeemed                       (62,166)      (168,995)     (3,668,614)      (209,990)    (1,654,160)

 Net transfers                                (11,748)         11,579       (552,160)       (78,741)        180,675

 Contract maintenance charge                      (71)          (232)         (4,865)          (975)        (1,676)
                                          -------------------------------------------------------------------------
 Increase (decrease) in net assets
 from capital transactions                    (73,985)      (157,517)     (4,182,854)      (289,706)    (1,475,161)
                                          -------------------------------------------------------------------------

Increase (decrease) in net assets             (31,232)       (37,127)     (2,087,540)      (227,625)    (1,141,051)

Net assets at beginning of period              231,797      1,259,606      17,826,430      1,664,973      5,804,410
                                          -------------------------------------------------------------------------
Net assets at end of period                  $ 200,565    $ 1,222,479    $ 15,738,890    $ 1,437,348    $ 4,663,359
                                          =========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:

 Units sold                                          -             24           4,588              -              -

 Units redeemed                                (7,341)       (29,736)       (435,830)       (27,832)      (195,190)

 Units transferred                             (1,895)          2,055        (66,255)       (10,578)         21,165
                                          -------------------------------------------------------------------------
Increase (decrease)
 in units outstanding                          (9,236)       (27,657)       (497,497)       (38,410)      (174,025)

Beginning units                                 30,483        218,632       2,212,593        227,017        707,569
                                          -------------------------------------------------------------------------
Ending units                                    21,247        190,975       1,715,096        188,607        533,544
                                          =========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                                                           Principal
                                                 LargeCap        LargeCap       MidCap       Money          Capital
                                                   Blend          Growth        Blend        Market       Appreciation
                                                Account II        Account      Account       Account        Account
                                                 (Class 2)       (Class 2)    (Class 2)     (Class 2)      (Class 2)
                                                ----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:

From operations:

  Net investment income (loss)                        $ 2,155    $ (6,084)      $ 4,838     $ (47,483)      $ (12,448)

  Net realized gains (losses)                        (20,351)        8,573    (142,238)              -          59,120

  Change in net unrealized appreciation
    (depreciation) of investments                      77,387       56,038      300,958              -         381,531
                                                ----------------------------------------------------------------------
    Increase (decrease) in net assets
     from operations                                   59,191       58,527      163,558       (47,483)         428,203
                                                ----------------------------------------------------------------------

From capital transactions:

  Net proceeds from units sold                            292            -            -         62,823             211

  Cost of units redeemed                             (36,176)     (40,343)    (171,064)    (2,292,729)       (920,054)

  Net transfers                                      (12,577)       17,444        9,739        498,049        (69,723)

  Contract maintenance charge                           (314)        (118)        (309)        (1,862)         (1,211)
                                                ----------------------------------------------------------------------
    Increase (decrease) in net assets
     from capital transactions                       (48,775)     (23,017)    (161,634)    (1,733,719)       (990,777)
                                                ----------------------------------------------------------------------

Increase (decrease) in net assets                      10,416       35,510        1,924    (1,781,202)       (562,574)

Net assets at beginning of period                     572,095      387,148      815,986      4,033,163       4,111,445
                                                ----------------------------------------------------------------------
Net assets at end of period                         $ 582,511    $ 422,658    $ 817,910    $ 2,251,961     $ 3,548,871
                                                ======================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:

  Units sold                                               54           -           -           10,608              20

  Units redeemed                                      (6,464)     (6,507)      (18,582)      (387,393)        (83,471)

  Units transferred                                   (2,082)       2,629         1,236         84,083         (6,178)
                                                ----------------------------------------------------------------------

Increase (decrease) in units outstanding              (8,492)     (3,878)      (17,346)      (292,702)        (89,629)

Beginning units                                       100,674      64,764        97,970        677,053         376,687
                                                ----------------------------------------------------------------------
Ending units                                           92,182      60,886        80,624        384,351         287,058
                                                ======================================================================

                                                                                  SAM             SAM            SAM
                                                Real Estate       SAM         Conservative    Conservative     Flexible
                                                Securities      Balanced        Balanced         Growth         Income
                                                  Account       Portfolio       Portfolio       Portfolio      Portfolio
                                                 (Class 2)      (Class 2)       (Class 2)       (Class 2)      (Class 2)
                                                -------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:

From operations:

  Net investment income (loss)                     $ 5,462     $ 1,070,653       $ 182,405      $ 456,060       $ 404,000

  Net realized gains (losses)                     (81,537)     (1,049,046)       (251,661)    (1,302,638)       (812,082)

  Change in net unrealized appreciation
      (depreciation) of investments                176,472       6,038,569         804,178      4,385,911       1,364,154
                                                -------------------------------------------------------------------------

    Increase (decrease) in net assets
from operations                                    100,397       6,060,176         734,922      3,539,333         956,072
                                                -------------------------------------------------------------------------
From capital transactions:

  Net proceeds from units sold                           -         471,560               -        138,789          58,564

  Cost of units redeemed                          (155,287)    (11,264,977)     (1,867,750)    (5,510,620)     (4,027,957)

  Net transfers                                      25,204         286,008          82,674      (756,617)       (286,945)

  Contract maintenance charge                         (232)        (15,134)         (1,876)        (8,747)         (4,315)
                                                 -------------------------------------------------------------------------
    Increase (decrease) in net assets
from capital transactions                         (130,315)    (10,522,543)     (1,786,952)    (6,137,195)     (4,260,653)
                                                 -------------------------------------------------------------------------
Increase (decrease) in net assets                  (29,918)     (4,462,367)    (1,052,030)     (2,597,862)     (3,304,581)

Net assets at beginning of period                  460,675      59,616,382      8,207,867      32,078,347      13,907,215
                                                 -------------------------------------------------------------------------
Net assets at end of period                      $ 430,757    $ 55,154,015    $ 7,155,837    $ 29,480,485    $ 10,602,634
                                                 =========================================================================

ANALYSIS OF INCREASE (DECREASE)
  IN UNITS OUTSTANDING:

  Units sold                                             -          48,362               -         14,430           6,764

  Units redeemed                                    (9,215)     (1,164,966)       (253,570)      (582,952)       (463,604)

  Units transferred                                   1,500          30,150          16,200       (85,459)        (34,079)
                                                 -------------------------------------------------------------------------
Increase (decrease) in units outstanding            (7,715)     (1,086,454)       (237,370)      (653,981)       (490,919)

Beginning units                                     32,241       6,366,836       1,127,485      3,492,282       1,647,151
                                                 -------------------------------------------------------------------------
Ending units                                        24,526       5,280,382         890,115      2,838,301       1,156,232
                                                 =========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                                                   Columbia
                                                                                                   Variable
                                              SAM                                                  Portfolio
                                           Strategic      Short-Term      SmallCap    SmallCap      - Asset
                                            Growth          Income         Growth      Value      Allocation
                                           Portfolio        Account      Account II   Account I      Fund
                                           (Class 2)       Class 2)      (Class 2)    (Class 2)   (Class 1)
                                          ------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:

From operations:

 Net investment income (loss)                 $ 97,629        $ 5,523    $ (4,734)    $ (1,187)      $ 7,530

 Net realized gains (losses)                 (687,760)          5,363        4,297     (14,902)     (95,853)

 Change in net unrealized
  appreciation
 (depreciation) of investments               2,547,357         35,871       66,550       45,117      163,982
                                          ------------------------------------------------------------------
 Increase (decrease)
  in net assets
 from operations                             1,957,226         46,757       66,113       29,028       75,659
                                          ------------------------------------------------------------------

From capital transactions:

 Net proceeds from units sold                    7,164              -           38            -            -

 Cost of units redeemed                    (1,832,742)      (271,078)     (35,198)     (24,145)    (145,821)

 Net transfers                               (298,313)        342,496       41,735       59,632     (68,461)

 Contract maintenance charge                   (4,471)          (585)         (89)         (54)        (234)
                                          ------------------------------------------------------------------
 Increase (decrease)
  in net assets
 from capital transactions                 (2,128,362)         70,833        6,486       35,433    (214,516)
                                          ------------------------------------------------------------------

Increase (decrease) in net assets            (171,136)        117,590       72,599       64,461    (138,857)

Net assets at beginning of period           15,515,066      1,734,111      262,664      104,411      855,920
                                          ------------------------------------------------------------------
Net assets at end of period               $ 15,343,930    $ 1,851,701    $ 335,263    $ 168,872    $ 717,063
                                          ==================================================================

ANALYSIS OF INCREASE (DECREASE)-
 IN UNITS OUTSTANDING:

 Units sold                                        618              -            7            -            -

 Units redeemed                              (184,323)       (37,590)      (6,544)      (2,807)     (13,735)

 Units transferred                            (33,973)         47,208        7,793        7,122      (6,631)
                                          ------------------------------------------------------------------
Increase (decrease) in
 units outstanding                           (217,678)          9,618        1,256        4,315     (20,366)
Beginning units                              1,614,716        244,737       50,781       13,920       81,637
                                          ------------------------------------------------------------------
Ending units                                 1,397,038        254,355       52,037       18,235       61,271
                                          ==================================================================

                                                                             Columbia
                                              Columbia       Columbia        Variable       Columbia       Columbia
                                              Variable       Variable       Portfolio       Variable       Variable
                                            Portfolio -      Portfolio       - Marsico      Portfolio      Portfolio
                                           Small Company      - High         Focused        - Marsico   - Marsico 21st
                                            Growth Fund     Income Fund   Equities Fund    Growth Fund   Century Fund
                                            (Class 1)        (Class 1)      (Class 1)       (Class 1)      (Class 1)
                                           ---------------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:

From operations:

 Net investment income (loss)               $ (30,652)     $ 1,495,758     $ (491,931)     $ (52,893)     $ (24,828)

 Net realized gains (losses)                  (63,232)        (91,863)     (1,128,060)        229,575         29,396

 Change in net unrealized
  appreciation
 (depreciation) of investments                 545,310         867,201       8,101,959       460,039         227,608
                                           --------------------------------------------------------------------------
 Increase (decrease)
  in net assets
 from operations                               451,426       2,271,096       6,481,968        636,721        232,176
                                           --------------------------------------------------------------------------

From capital transactions:

 Net proceeds from units sold                      760         971,009       1,023,313         46,418              -

 Cost of units redeemed                      (371,784)     (4,135,724)     (7,481,599)      (746,374)      (150,594)

 Net transfers                               (276,562)       4,011,952     (3,605,222)      (431,664)      (174,990)

 Contract maintenance charge                     (279)         (3,791)         (7,154)          (581)          (121)
                                           --------------------------------------------------------------------------
 Increase (decrease)
  in net assets
 from capital transactions                   (647,865)         843,446    (10,070,662)    (1,132,201)      (325,705)
                                           --------------------------------------------------------------------------

Increase (decrease) in net assets            (196,439)       3,114,542     (3,588,694)      (495,480)       (93,529)

Net assets at beginning of period            2,147,620      22,869,890      45,470,864      4,016,044      1,724,985
                                           --------------------------------------------------------------------------
Net assets at end of period                $ 1,951,181    $ 25,984,432    $ 41,882,170    $ 3,520,564    $ 1,631,456
                                           =========================================================================

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:

 Units sold                                         70          54,493          98,093          4,993              -

 Units redeemed                               (35,843)       (236,238)       (742,188)       (77,200)       (11,041)

 Units transferred                            (26,692)         224,000       (344,006)       (45,829)       (12,928)
                                           --------------------------------------------------------------------------
Increase (decrease) in
 units outstanding                            (62,465)          42,255       (988,101)      (118,036)       (23,969)

Beginning units                                221,739       1,372,893       4,675,588        441,440        131,028
                                           --------------------------------------------------------------------------
Ending units                                   159,274       1,415,148       3,687,487        323,404        107,059
                                           =========================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                                      Columbia
                                                                      Variable          Columbia
                                                                     Portfolio -        Variable
                                                                       Marsico         Portfolio -
                                             Columbia Variable      International      Diversified       Asset          Global
                                              Portfolio - Mid       Opportunities        Equity        Allocation       Growth
                                              Cap Growth Fund           Fund           Income Fund       Fund            Fund
                                                (Class 1)             (Class 2)         (Class 1)      (Class 2)       (Class 2)
                                            ---------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $            (19,786)   $      (37,222)   $        853    $    315,485    $   (497,645)

Net realized gains (losses)                              (41,129)          (46,072)       (339,003)        222,670       5,020,092
Change in net unrealized appreciation
    (depreciation) of investments                        386,433           570,645         852,979       7,952,817      25,714,004
                                            ---------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      from  operations                                   325,518           487,351         514,829       8,490,972      30,236,451
                                            ---------------------------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                               1,274             1,762             836         681,141       1,523,117
Cost of units redeemed                                  (190,196)         (578,893)       (648,640)    (12,304,505)    (43,240,608)
Net transfers                                           (181,827)         (200,619)        (72,424)     (1,105,395)    (14,223,751)
Contract maintenance charge                                 (181)             (613)           (605)        (47,493)        (93,737)
                                            ---------------------------------------------------------------------------------------
    Increase (decrease) in net assets
     from capital transactions                          (370,930)         (778,363)       (720,833)    (12,776,252)    (56,034,979)
                                            ---------------------------------------------------------------------------------------

Increase (decrease) in net assets                        (45,412)         (291,012)       (206,004)     (4,285,280)    (25,798,528)
Net assets at beginning of period                      1,429,293         4,694,413       4,359,704      89,982,813     367,855,392
                                            ---------------------------------------------------------------------------------------
Net assets at end of period                 $          1,383,881    $    4,403,401    $  4,153,700    $ 85,697,533    $342,056,864
                                            =======================================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                                   121               108              73          46,369          72,560
Units redeemed                                           (19,866)          (36,248)        (63,200)       (848,371)     (2,090,642)
Units transferred                                        (20,195)          (12,077)         (5,337)        (81,429)       (716,534)
                                            ---------------------------------------------------------------------------------------
Increase (decrease) in units
 outstanding                                             (39,940)          (48,217)        (68,464)       (883,431)     (2,734,616)
Beginning units                                          161,899           296,817         433,315       6,290,551      17,654,633
                                            ---------------------------------------------------------------------------------------
Ending units                                             121,959           248,600         364,851       5,407,120      14,920,017
                                            =======================================================================================

                                                                                  Asset        Cash
                                                              Growth-Income    Allocation    Management
                                             Growth Fund          Fund            Fund         Fund         Growth Fund
                                              (Class 2)         (Class 2)       (Class 3)    (Class 3)       (Class 3)
                                            ----------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $   (3,931,923)   $   (654,110)   $   284,333    $  (204,417)   $ (1,223,394)

Net realized gains (losses)                     (6,234,053)     (8,824,416)      (718,406)      (124,382)     (9,439,689)
Change in net unrealized appreciation
    (depreciation) of investments               78,325,484      48,296,794      4,927,663         69,184      45,605,236
                                            ----------------------------------------------------------------------------
    Increase (decrease) in net assets
      from  operations                          68,159,508      38,818,268      4,493,590       (259,615)     34,942,153
                                            ----------------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                     1,771,247       2,602,780        153,352         10,200         156,996
Cost of units redeemed                         (61,675,815)    (58,451,884)    (5,362,037)    (5,627,287)    (28,140,407)
Net transfers                                  (21,834,970)    (10,757,118)     1,111,035      1,788,739      (5,574,076)
Contract maintenance charge                       (124,005)       (136,787)       (17,080)        (8,153)        (90,746)
                                            ----------------------------------------------------------------------------
    Increase (decrease) in net assets
      from capital transactions                (81,863,543)    (66,743,009)    (4,114,730)    (3,836,501)    (33,648,233)
                                            ----------------------------------------------------------------------------

Increase (decrease) in net assets              (13,704,035)    (27,924,741)       378,860     (4,096,116)      1,293,920
Net assets at beginning of period              470,030,372     464,726,621     43,321,176     17,519,838     230,247,705
                                            ----------------------------------------------------------------------------
Net assets at end of period                 $  456,326,337    $436,801,880    $43,700,036    $13,423,722    $231,541,625
                                            =============================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                          98,025         174,339          3,452            459             862
Units redeemed                                  (3,535,278)     (3,909,092)      (122,941)      (254,486)       (176,867)
Units transferred                               (1,276,398)       (735,461)        25,397         80,458         (36,436)
                                            ----------------------------------------------------------------------------
Increase (decrease) in units
 outstanding                                    (4,713,651)     (4,470,214)       (94,092)      (173,569)       (212,441)
Beginning units                                 27,875,080      31,212,080      1,017,052        785,727       1,494,840
                                            ----------------------------------------------------------------------------
Ending units                                    23,161,429      26,741,866        922,960        612,158       1,282,399
                                            =============================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                                                    U.S.
                                                                                                Government/
                                                                                                    AAA-
                                                                                                   Rated        Growth and
                                            Growth-Income      High-Income     International     Securities       Income
                                                Fund            Bond Fund          Fund            Fund          Portfolio
                                             (Class 3)          (Class 3)       (Class 3)        (Class 3)      (Class VC)
                                            --------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $      303,854    $  1,370,911    $      427,222    $   116,003    $ (2,280,514)

Net realized gains (losses)                    (11,204,828)     (2,381,401)       (1,039,367)        23,235      (7,916,288)
Change in net unrealized appreciation
    (depreciation) of investments               29,975,506       3,887,734         3,587,975      1,060,078      44,657,257
                                            --------------------------------------------------------------------------------
    Increase (decrease) in net
     assets from operations                     19,074,532       2,877,244         2,975,830      1,199,316      34,460,455
                                            --------------------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                       314,169          11,067            39,675        102,021      19,048,164
Cost of units redeemed                         (29,839,580)     (3,185,266)       (7,754,817)    (4,389,328)    (21,744,454)
Net transfers                                   (6,021,642)       (257,326)       (2,520,243)     1,823,448        (809,567)
Contract maintenance charge                        (97,849)         (9,602)          (23,159)       (10,766)        (53,596)
                                            --------------------------------------------------------------------------------
    Increase (decrease) in net assets
      from capital transactions                (35,644,902)     (3,441,127)      (10,258,544)    (2,474,625)     (3,559,453)
                                            --------------------------------------------------------------------------------

Increase (decrease) in net assets              (16,570,370)       (563,883)       (7,282,714)    (1,275,309)     30,901,002
Net assets at beginning of period              225,163,090      23,685,327        67,987,799     27,342,808     218,701,580
                                            --------------------------------------------------------------------------------
Net assets at end of period                 $  208,592,720    $ 23,121,444    $   60,705,085    $26,067,499    $249,602,582
                                            ================================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                           2,760             151               794          2,667       2,015,913
Units redeemed                                    (271,588)        (42,338)         (166,332)      (116,576)     (2,059,587)
Units transferred                                  (55,862)         (5,011)          (56,479)        48,254          84,968
                                            --------------------------------------------------------------------------------
Increase (decrease) in units outstanding          (324,690)        (47,198)         (222,017)       (65,655)         41,294
Beginning units                                  2,051,954         334,808         1,417,411        753,235      21,685,033
                                            --------------------------------------------------------------------------------
Ending units                                     1,727,264         287,610         1,195,394        687,580      21,726,327
                                            ================================================================================








                                                                                                                     Sterling
                                                                                                    Sterling         Capital
                                                                   BB&T                              Capital        Strategic
                                             Mid Cap Value       Mid Cap     Sterling Capital        Special        Allocation
                                               Portfolio         Growth       Select Equity       Opportunities       Equity
                                              (Class VC)           VIF             VIF                 VIF             VIF
                                            ------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $     (366,286)   $    (1,265)   $          (6,103)   $     (216,765)   $    (1,448)

Net realized gains (losses)                     (1,786,348)      (210,750)            (332,738)          (43,125)      (505,594)
Change in net unrealized appreciation
    (depreciation) of investments                8,917,117        206,633              509,195         1,978,210        767,966
                                            ------------------------------------------------------------------------------------
    Increase (decrease) in net
     assets from operations                      6,764,483         (5,382)             170,354         1,718,320        260,924
                                            ------------------------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                       119,803              -                1,720            59,145          1,354
Cost of units redeemed                          (4,483,186)        (5,074)            (170,028)       (1,005,043)      (524,877)
Net transfers                                     (395,201)    (1,298,375)             (93,297)           99,978         (9,301)
Contract maintenance charge                        (20,014)             -                 (233)           (1,523)          (337)
                                            ------------------------------------------------------------------------------------
    Increase (decrease) in net assets
      from capital transactions                 (4,778,598)    (1,303,449)            (261,838)         (847,443)      (533,161)
                                            ------------------------------------------------------------------------------------

Increase (decrease) in net assets                1,985,885     (1,308,831)             (91,484)          870,877       (272,237)
Net assets at beginning of period               32,294,873      1,308,831            1,836,714        14,612,765      2,284,872
                                            ------------------------------------------------------------------------------------
Net assets at end of period                 $   34,280,758    $         -    $       1,745,230    $   15,483,642    $ 2,012,635
                                            ====================================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                           9,990              -                  210             4,472            156
Units redeemed                                    (378,205)          (580)             (20,268)          (74,908)       (56,057)
Units transferred                                  (40,609)      (151,055)             (10,572)          (12,107)          (466)
                                            ------------------------------------------------------------------------------------
Increase (decrease) in units outstanding          (408,824)      (151,635)             (30,630)          (82,543)       (56,367)
Beginning units                                  2,906,341        151,635              221,514         1,117,946        254,380
                                            ------------------------------------------------------------------------------------
Ending units                                     2,497,517              -              190,884         1,035,403        198,013
                                            ====================================================================================

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                                            Franklin
                                                                                            Templeton
                                                                 MTB                           VIP
                                               Sterling        Managed        Franklin      Founding
                                                Capital      Allocation        Income         Funds        Allocation
                                             Total Return      Fund -       Securities     Allocation       Balanced
                                                Bond           Moderate         Fund          Fund          Portfolio
                                                 VIF          Growth II      (Class 2)      (Class 2)     (Class 3)(1)
                                            --------------------------------------------------------- ------------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $     200,665    $        (4)   $ 1,416,438    $   227,778    $     368,970

Net realized gains (losses)                       178,867             (2)       165,580       (677,308)          95,983
Change in net unrealized appreciation
    (depreciation) of investments                 124,815             34      2,071,101      3,300,893        1,151,418
                                            -----------------------------------------------------------------------------
    Increase (decrease) in net assets
        from operations                           504,347             28      3,653,119      2,851,363        1,616,371
                                            -----------------------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                      196,549              -     13,666,291      5,197,157       23,395,666
Cost of units redeemed                           (650,059)             -     (1,817,438)    (3,014,319)        (864,961)
Net transfers                                    (263,183)             -     11,212,618      1,825,238        8,695,004
Contract maintenance charge                        (1,046)           (47)        (2,392)        (3,354)            (157)
                                            -----------------------------------------------------------------------------
    Increase (decrease) in net assets
      from capital transactions                  (717,739)           (47)    23,059,079      4,004,722       31,225,552
                                            -----------------------------------------------------------------------------

Increase (decrease) in net assets                (213,392)           (19)    26,712,198      6,856,085       32,841,923
Net assets at beginning of period               9,457,386            394     20,645,365     29,523,958                -
                                            -----------------------------------------------------------------------------
Net assets at end of period                 $   9,243,994    $       375    $47,357,563    $36,380,043    $  32,841,923
                                            =============================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                         15,865              -      1,384,059        606,515        2,149,626
Units redeemed                                    (53,539)            (5)      (185,314)      (350,724)         (80,023)
Units transferred                                 (26,192)             -      1,143,253        214,413          797,775
                                            -----------------------------------------------------------------------------
Increase (decrease) in units outstanding          (63,866)            (5)     2,341,998        470,204        2,867,378
Beginning units                                   813,916             44      2,198,185      3,482,506                -
                                            -----------------------------------------------------------------------------
Ending units                                      750,050             39      4,540,183      3,952,710        2,867,378
                                            =============================================================================

                                                               Allocation
                                              Allocation        Moderate       Allocation          Real
                                                Growth           Growth         Moderate          Return
                                              Portfolio        Portfolio        Portfolio        Portfolio
                                            (Class 3) (1)    (Class 3) (1)    (Class 3) (1)    (Class 3) (1)
                                            -----------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS:
From operations:
Net investment income (loss)                $       8,452    $     400,093    $     430,640    $     307,674

Net realized gains (losses)                       (16,906)          32,110           52,400          117,797
Change in net unrealized appreciation
    (depreciation) of investments                 395,572        3,286,796        2,110,315         (400,707)
                                            -----------------------------------------------------------------
    Increase (decrease) in net assets
        from operations                           387,118        3,718,999        2,593,355           24,764
                                            -----------------------------------------------------------------

From capital transactions:
Net proceeds from units sold                    3,712,526       41,240,339       31,996,178       51,950,544
Cost of units redeemed                            (44,999)        (571,940)        (424,315)      (1,297,808)
Net transfers                                     485,448       11,120,775       10,049,553       33,744,152
Contract maintenance charge                          (381)            (105)            (117)            (347)
                                            -----------------------------------------------------------------
    Increase (decrease) in net assets
      from capital transactions                 4,152,594       51,789,069       41,621,299       84,396,541
                                            -----------------------------------------------------------------

Increase (decrease) in net assets               4,539,712       55,508,068       44,214,654       84,421,305
Net assets at beginning of period                       -                -                -                -
                                            -----------------------------------------------------------------
Net assets at end of period                 $   4,539,712    $  55,508,068    $  44,214,654    $  84,421,305
                                            =================================================================

ANALYSIS OF INCREASE (DECREASE)
IN UNITS OUTSTANDING:
Units sold                                        372,674        3,985,992        2,989,037        4,561,130
Units redeemed                                     (4,327)         (54,468)         (39,177)        (113,607)
Units transferred                                  43,079        1,061,072          930,244        2,958,365
                                            -----------------------------------------------------------------
Increase (decrease) in units outstanding          411,426        4,992,596        3,880,104        7,405,888
Beginning units                                         -                -                -                -
                                            -----------------------------------------------------------------
Ending units                                      411,426        4,992,596        3,880,104        7,405,888
                                            =================================================================

(1) For the period from January 19, 2010 (inception) to December 31, 2010.

    The accompanying notes are an integral part of the financial statements.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATION

Variable Separate Account of SunAmerica Annuity and Life Assurance Company (the "Separate Account") is an investment account of SunAmerica Annuity and Life Assurance Company (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of SAFG Retirement Services, Inc. (formerly known as AIG Retirement Services, Inc.), the retirement services and asset management organization within American International Group, Inc. ("American International Group"). American International Group is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings, and asset management. AIG Retirement Services, Inc. changed its name to SAFG Retirement Services, Inc. on June 10, 2010. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Separate Account offers the following variable annuity products: American Pathway II, Polaris, Polaris Advantage, Polaris Advantage II, Polaris Advisor, Polaris Advisor III, Polaris Choice, Polaris Choice II, Polaris Choice III, Polaris Choice IV, Polaris II, Polaris Platinum, Polaris Platinum II, Polaris Platinum III, Polaris Preferred Solution, Polaris Protector, Polaris Retirement Protector, PolarisAmerica, WM Diversified Strategies, and WM Diversified Strategies III.

The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms, and financial institutions. The distributor of these contracts is SunAmerica Capital Services, Inc., an affiliate of the Company, except for WM Diversified Strategies and WM Diversified Strategies III, for which the distributor is Principal Funds Distributor, Inc. No underwriting fees are paid in connection with the distribution of these contracts.

The Separate Account is composed of a total of 178 variable portfolios of different classes (the "Variable Account"). Each of the Variable Accounts is invested solely in the shares of one of the following: (1) the fifteen currently available Class 1, Class 2, and Class 3 investment portfolios of the Anchor Series Trust (the "Anchor Trust"), (2) the ninety currently available Class 1, Class 2, and Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (3) the three currently available Series II investment portfolios of the Invesco Variable Insurance Funds (the "Invesco Funds"), (4) the thirty-six currently available Class 1 and Class 2 investment portfolios of the Principal Variable Contracts Funds, Inc. (the "Principal Funds"), (5) the two currently available Class 1 investment portfolios of the Columbia Funds Variable Insurance Trust (the "Columbia Trust"), (6) the six currently available Class 1 and Class 2 investment portfolios of the Columbia Funds Variable Insurance Trust I (the "Columbia Trust I"), (7) the one currently available Class 1 investment portfolio of the Columbia Funds Variable Series Trust II (the "Columbia Trust II"), (8) the eleven currently available Class 2 and VARIABLE Class 3 investment portfolios of the American Funds Insurance Series (the "American Series"), (9) the two currently available Class VC investment portfolios of the Lord

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATION (continued)

Abbett Series Fund, Inc. (the "Lord Abbett Fund"), (10) the four currently available investment portfolios of the Sterling Capital Variable Insurance Funds (the "Sterling Capital Funds"), (11) the one currently available investment portfolio of the MTB Group of Funds (the "MTB Trust"), (12) the two currently available Class 2 investment portfolios of the Franklin Templeton Variable Insurance Products Trust (the "Franklin Templeton Trust"), or (13) the five currently available Class 3 investment portfolios of the Seasons Series Trust (the "Seasons Trust"). The primary difference between the classes of the Variable Accounts is that the Class 2 shares in the Anchor Trust and the SunAmerica Trust are subject to 12b-1 fees of 0.15%, the Class 3 shares of the American Series are subject to 12b-1 fees of 0.18%, and the Class 2 shares in the Principal Funds, the Franklin Templeton Trust, and the American Series, the Class 2 shares in the Columbia Trust I, the Series II shares in the Invesco Funds, the Class 3 shares of the Anchor Trust, the SunAmerica Trust, and the Seasons Trust, and the shares of the MTB Trust are subject to 12b-1 fees of 0.25%, of each classes' average daily net assets, while the Class 1 shares are not subject to 12b-1 fees. The Class VC shares of the Lord Abbett Fund and the shares of the Sterling Capital Funds are not subject to 12b-1 fees. The Anchor Trust, the SunAmerica Trust, the Seasons Trust, the Invesco Funds, the Principal Funds, the Columbia Trust, the Columbia Trust I, the Columbia Trust II, the American Series, the Lord Abbett Fund, the Sterling Capital Funds, the MTB Trust, and the Franklin Templeton Trust (collectively referred to as the "Trusts") are diversified, open-end investment companies, which retain investment advisers to assist in their investment activities. The Anchor Trust, the SunAmerica Trust, and the Seasons Trust are affiliated investment companies. The contract holder may elect to have investments allocated to one of the offered guaranteed-interest funds of the Company (the "General Account"), which are not a part of the Separate Account. These financial statements include balances allocated by the contract holders to the Variable Accounts and do not include balances allocated to the General Account.

On February 1, 2011, the BB&T Variable Insurance Funds were re-branded as the Sterling Capital Funds.

On April 29, 2011, Columbia Large Cap Value Fund, Variable Series portfolio of the Columbia Funds Variable Insurance Trust (the "Columbia Trust") merged into the RiverSource Variable Portfolio - Diversified Equity Income Fund of the Columbia Funds Variable Series Trust II (the "Columbia Trust II"). On that date, all assets and liabilities of the Columbia Large Cap Value Fund, Variable Series portfolio were transferred to the RiverSource Variable Portfolio - Diversified Equity Income Fund portfolio in exchange for shares of the Columbia Large Cap Value Fund, Variable Series portfolio with the same net asset value as the net assets transferred. These changes did not result in tax consequences and the unit value of each Variable Account remained the same.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATION (continued)

On May 1, 2011, the portfolios of the Sterling Capital Funds were re-branded as follows:

Predecessor BB&T Funds Portfolio          Current Sterling Capital Funds Portfolio
---------------------------------------   -----------------------------------
BB&T Select Equity VIF                    Sterling Capital Select Equity VIF
BB&T Special Opportunities Equity VIF     Sterling Capital Special Opportunities VIF
BB&T Capital Manager Equity VIF           Sterling Capital Strategic Allocation Equity VIF
BB&T Total Return Bond VIF                Sterling Capital Total Return Bond VIF

On May 2, 2011, the RiverSource Variable Portfolio - Diversified Equity Income Fund was renamed the Columbia Variable Portfolio - Diversified Equity Income Fund portfolio. The predecessor and current portfolio before and after the changes are listed below.

Predecessor Columbia Trust Portfolio      Current Columbia Trust II Portfolio
---------------------------------------   -----------------------------------
Columbia Large Cap Value Fund,            Columbia Variable Portfolio -
  Variable Series                           Diversified Equity Income Fund

On May 2, 2011, the following portfolios and Trust were renamed. The predecessor and current portfolios and trusts before and after the change are listed below.

Predecessor Columbia Trust Portfolio      Current Columbia Trust Portfolio
---------------------------------------   -----------------------------------
Columbia Asset Allocation Fund,           Columbia Variable Portfolio -
  Variable Series                           Asset Allocation Fund
Columbia Small Company Growth Fund,       Columbia Variable Portfolio -
  Variable Series                           Small Company Growth Fund
Columbia High Yield Fund,                 Columbia Variable Portfolio -
  Variable Series                           High Income Fund
Columbia Marsico Focused Equities Fund,   Columbia Variable Portfolio -
  Variable Series                           Marsico Focused Equities Fund
Columbia Marsico Growth Fund,             Columbia Variable Portfolio -
  Variable Series                           Marsico Growth Fund
Columbia Marsico 21st Century Fund,       Columbia Variable Portfolio -
  Variable Series                           Marsico 21st Century Fund
Columbia Mid Cap Growth Fund,             Columbia Variable Portfolio -
  Variable Series                           Mid Cap Growth Fund
Columbia Marsico International            Columbia Variable Portfolio -
  Opportunities Fund, Variable Series       Marsico International Opportunities Fund

Effective May 2, 2011, the Columbia Trust, the Columbia Trust I, and the Columbia Trust II renamed the Class A of shares of Columbia Variable Portfolio - Asset Allocation Fund, Columbia Variable Portfolio - Small Company Growth Fund, Columbia Variable Portfolio - High Income Fund, Columbia Variable Portfolio - Marsico Focused Equities Fund, Columbia Variable Portfolio - Marsico Growth Fund, Columbia Variable Portfolio -

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.     ORGANIZATION (continued)

Marsico 21st Century Fund, Columbia Variable Portfolio - Mid Cap Growth Fund, and Columbia Variable Portfolio - Diversified Equity Income Fund portfolios, which were not subject to 12b-1 distribution fees, with Class 1 shares which are not subject to 12b-1 distribution fees. On the same date, the Columbia Trust I renamed the Class B of shares of Columbia Variable Portfolio - Marsico International Opportunities Fund, which was subject to 12b-1 distribution fees of 0.25%, with Class 2 shares which remain subject to 12b-1 distribution fees of 0.25%.

2.     SUMMARY  OF  SIGFINICANT  ACCOUNTING  POLICIES

INVESTMENT ACCOUNTING AND VALUATION: The investments are stated at the net asset value of each of the portfolios of the Trusts as determined at the close of the business day. Purchases and sales of shares of the portfolios are valued at the net asset values of such portfolios, which value their investment securities at fair value, on the date the shares are purchased or sold. Dividends and capital gains distributions are recorded on the ex-distribution date. Realized gains and losses on the sale of investments in the Trusts are recognized at the date of sale and are determined on a first-in, first-out basis. Accumulation unit values are computed daily based on total net assets of the portfolios.

FEDERAL INCOME TAXES: The Company qualifies for federal income tax treatment granted to life insurance companies under subchapter L of the Internal Revenue Service Code (the "Code"). The operations of the Separate Account are part of the total operations of the Company and are not taxed separately. Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

USE OF ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

RESERVES FOR CONTRACTS IN PAYOUT (ANNUITIZATION) PERIOD: Net assets allocated to contracts in the payout period are based on the Annuity 2000 Mortality Table, the 1971 Individual Mortality Table, and the 1983(a) Individual Mortality Table depending on the calendar year of annuitzation as well as other assumptions, including provisions for the risk of adverse deviation from assumptions. An assumed interest rate of 3.5% is used in determining annuity payments for all products with the exception of the American Pathway II product, which uses a 4.0% assumed interest rate.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of the annuitant than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company. Transfers are recorded as cost of units redeemed or as net proceeds from units sold in the accompanying Statements of Changes in Net Assets.

Annuity benefit payments are recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

3.     FAIR  VALUE  MEASUREMENTS

Assets and liabilities recorded at fair value in the Separate Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurements in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets, and most mutual funds.

Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal, and provincial obligations, hybrid securities, and derivative contracts.

Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

3.     FAIR  VALUE  MEASUREMENTS  (continued)

is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

The Separate Account assets measured at fair value as of December 31, 2011 consist of investments in trusts, which are registered and open-end mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 as of December 31, 2011 and for the year then ended. The Separate Account had no liabilities as of December 31, 2011. See the Schedules of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2011, and respective hierarchy level.

4.     CHARGES  AND  DEDUCTIONS

Charges and deductions are applied against the current value of the Separate Account and are paid as follows:

WITHDRAWAL CHARGE: Each contract provides that in the event that a contract holder withdraws all or a portion of the contract value during the surrender charge period, withdrawal charges may be assessed on the excess of the free withdrawal amounts as defined in the contract. The withdrawal charges are based on tables of charges applicable to the specific contracts, with a maximum charge of up to 9% of any amount withdrawn that exceeds the free withdrawal amount, and are recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. There are no withdrawal charges under the Polaris Advisor contract.

CONTRACT MAINTENANCE CHARGE: An annual contract maintenance charge ranging from $30 to $50 is charged against contracts, which reimburses the Company for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary during the accumulation phase. In the event that a total surrender of contract value is made, the entire charge is assessed as of the date of surrender, and deducted from that withdrawal. The contract maintenance charge is recorded as a charge in the Statements of Changes in Net Assets.

SEPARATE ACCOUNT ANNUAL CHARGE: The Separate Account deducts a separate account annual charge comprised of mortality and expense risk charges and distribution expense charges, computed on a daily basis. Separate Account Annual Charges are recorded as a charge in the Statements of Operations. The total annual rates of the net asset value of each portfolio, depending on any optional death benefits elected for each product, are as follows: American Pathway II, 1.30% or 1.40%; Polaris, 1.52%; Polaris II, 1.52% or 1.77%; PolarisAmerica, 1.52% or 1.77%; Polaris Platinum, 1.52% or 1.77%; WM

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.     CHARGES  AND  DEDUCTIONS (continued)

Diversified Strategies, 1.40%, 1.55%, or 1.80%; Polaris Protector, 1.52% or 1.77%; Polaris Choice, 1.52%, 1.72%, or 1.97%; WM Diversified Strategies III, 1.55%, 1.70%, or 1.95%; Polaris Platinum II, 1.52%, 1.77%, or 2.02%; Polaris
Choice II, 1.52%, 1.72%, or 1.97%; Polaris Advisor, 1.52%, 1.72%, or 1.97%;
Polaris Choice III, 1.52%, 1.77%, 2.02%, or 2.17%; Polaris Preferred Solution, 1.15%, 1.40%, 1.55%, 1.65%, 1.80%, 1.90%, or 2.05%; Polaris Advantage, 1.65%,
1.90%, or 2.30%; Polaris Advisor III, 1.65%, 1.90%, or 2.30%; Polaris Platinum III, 1.30%, 1.55%, or 1.95%; Polaris Choice IV, 1.65%, 1.90%, or 2.30%; Polaris
Advantage II, 1.30%, 1.55%, 1.90%, or 2.15%; Polaris Retirement Protector, 1.30%, 1.55%, or 1.80%. The mortality risk charge is compensation for the mortality risks assumed by the Company from its contractual obligations to make annuity payments after the contract has annuitized for the life of the annuitant and to provide the standard death benefit. The expense risk charge is compensation for assuming the risk that the current contract administration charges will be insufficient in the future to cover the cost of administering the contract. The distribution expense charge is deducted at an annual rate of 0.15% of the net asset value of each portfolio and is included in the respective separate account annual charge rate. This charge is for all expenses associated with the distribution of the contract. If this charge is not sufficient to cover the cost of distributing the contract, the Company will bear the loss.

TRANSFER FEE: A transfer fee of $25 ($10 in Pennsylvania and Texas), depending on the contract provisions, may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

INCOME PROTECTOR FEE: The optional Income Protector Program, offered in Polaris Protector, Polaris Choice, Polaris II, Polaris Choice II, PolarisAmerica, Polaris Platinum, Polaris Platinum II, WM Diversified Strategies, and WM Diversified Strategies III, provides a guaranteed fixed minimum retirement income upon annuitization. The fee will range from 0.10% to 0.45% of the income benefit base (as defined in the prospectus), deducted annually from the contract value, and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The income benefit base is calculated using the contract value on the effective date of the enrollment in the program and then each subsequent contract anniversary, adjusted for the applicable growth rates, purchase payments, proportional withdrawals, fees, and charges.

CAPITAL PROTECTOR FEE: The optional Capital Protector Program offered in Polaris Protector, Polaris Platinum II, Polaris Choice II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III, Polaris Preferred Solution and Polaris Advantage provides a guaranteed minimum contract value at the end of an applicable waiting period. The annual fee ranges from 0.10% to 0.65% of the contract value minus purchase payments received after the 90(th) day from the contract issue date. The fee is

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.     CHARGES  AND  DEDUCTIONS (continued)

deducted quarterly from the contract value during the waiting period, and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

MARKETLOCK, MARKETLOCK FOR TWO, INCOME REWARDS, MARKETLOCK FOR LIFE PLUS, MARKETLOCK INCOME PLUS, AND MARKETLOCK FOR LIFE FEE: The optional MarketLock, MarketLock for Two, Income Rewards, MarketLock for Life Plus, MarketLock Income Plus, and MarketLock for Life features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The MarketLock feature is offered in Polaris Choice II, Polaris Platinum II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III, Polaris Preferred Solution, and Polaris Advantage. The MarketLock for Two feature is offered in Polaris Choice II, Polaris Platinum II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III, and Polaris Preferred Solution. The Income Rewards feature is offered in Polaris Protector, Polaris Choice II, Polaris Platinum II, WM Diversified Strategies, WM Diversified Strategies III, Polaris Choice III, and Polaris Preferred Solution. The annual fee ranges from 0.50% to 0.65% for MarketLock, 0.40% for MarketLock for Two prior to the first withdrawal and 0.80% after the first withdrawal, and 0.65% for Income Rewards in years 0-7 and 0.45% in years 8-10, of the maximum anniversary value benefit base (as defined in the prospectus) is calculated as the greater of eligible purchase payments received during the first two years, adjusted for withdrawals or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals.

The MarketLock for Life Plus feature is offered in Polaris Platinum II, Polaris Choice III, Polaris Preferred Solution, and Polaris Advantage. The annual fee ranges from 0.65% to 0.95% for one covered person and from 0.90% to 1.25% for two covered persons, of the maximum anniversary value benefit base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The maximum anniversary value benefit base for MarketLock for Life Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

The MarketLock Income Plus feature is offered in Polaris Platinum II, Polaris Choice III, Polaris Advisor III, Polaris Preferred Solution, Polaris Platinum III, and Polaris Advantage. The annual fee ranges from 0.85% to 1.10% for one covered person and from 1.10% to 1.35% for two covered persons, of the maximum anniversary value benefit base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The maximum anniversary value benefit base for MarketLock Income Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible,

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.     CHARGES  AND  DEDUCTIONS (continued)
       ------------------------------------

or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

The MarketLock for Life feature is offered in Polaris Platinum II, Polaris Choice III, Polaris Choice IV, Polaris Preferred Solution, Polaris Platinum III, and Polaris Advantage. The annual fee is 0.70% for one covered person and 0.95% for two covered persons, of the maximum anniversary value benefit base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The maximum anniversary value benefit base for MarketLock for Life is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus, or the highest anniversary date contract value less purchase payments in year 2-5 over the first year purchase payments.

SUNAMERICA  INCOME  PLUS  AND  SUNAMERICA  INCOME  BUILDER  FEE:  The  optional
SunAmerica Income Plus and SunAmerica Income Builder features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The SunAmerica Income Plus feature is offered in Polaris Platinum III, Polaris Choice III, Polaris Choice IV, Polaris Advantage, Polaris Advantage II, Polaris Retirement Protector and Polaris Preferred Solution. The SunAmerica Income Builder feature is offered in Polaris Platinum III, Polaris Choice III, Polaris Choice IV, Polaris Advantage, Polaris Advantage II and Polaris Preferred Solution. The annual fee ranges from 0.60% to 2.20% for one covered person and 0.60% to 2.70% for two covered persons, of the maximum anniversary value benefit base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The fee may change after the first year based on an index of market volatility. The maximum anniversary value benefit base is calculated as the greater of eligible purchase payments received during the first five years, adjusted for withdrawals plus a credit, if eligible, or the maximum anniversary date contract value.

PREMIUM TAXES: Certain states charge the Company a tax on purchase payments up to a maximum of 3.5%. Some states assess premium taxes at the time purchase payments are made; whereas some states assess premium taxes at the time annuity payments begin or at the time of surrender. There are certain states that do not assess premium taxes. The Company currently deducts premium taxes upon annuitization; however, it reserves the right to deduct premium taxes when a purchase payment is made or upon surrender of the contract. Premium taxes are deducted from purchases when a contract annuitizes in the Statements of Changes in Net Assets.

SEPARATE ACCOUNT INCOME TAXES: The Company currently does not maintain a provision for taxes, but has reserved the right to establish such a provision for taxes in the future if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS

     The aggregate cost of the Trusts' shares acquired and the aggregate proceeds from shares sold during the year ended December 31, 2011 consist of the following:

                                                                        Cost of Shares                Proceeds from
Variable Account:                                                           Acquired                   Shares Sold
--------------------------------------------------                       -------------                --------------
ANCHOR TRUST:
Asset Allocation Portfolio (Class 1)                                      $  5,756,005                 $ 24,846,271
Capital Appreciation Portfolio (Class 1)                                     8,169,362                   66,080,778
Government and Quality Bond Portfolio (Class 1)                             10,537,845                   38,087,536
Growth Portfolio (Class 1)                                                   3,978,820                   23,934,576
Natural Resources Portfolio (Class 1)                                       22,603,209                   15,932,699
Asset Allocation Portfolio (Class 2)                                           994,221                    3,169,143
Capital Appreciation Portfolio (Class 2)                                     2,974,305                   15,788,264
Government and Quality Bond Portfolio (Class 2)                              6,197,446                   19,444,128
Growth Portfolio (Class 2)                                                     605,584                    7,573,961
Natural Resources Portfolio (Class 2)                                        5,775,346                    4,481,983
Asset Allocation Portfolio (Class 3)                                        13,080,343                    8,780,676
Capital Appreciation Portfolio (Class 3)                                    82,750,956                   77,444,536
Government and Quality Bond Portfolio (Class 3)                            131,007,063                  158,202,378
Growth Portfolio (Class 3)                                                  10,574,624                   29,857,038
Natural Resources Portfolio (Class 3)                                       72,979,549                   35,504,613

SUNAMERICA TRUST:
Aggressive Growth Portfolio (Class 1)                                     $    528,932                 $  6,046,170
Alliance Growth Portfolio (Class 1)                                          3,584,882                   34,182,984
Balanced Portfolio (Class 1)                                                 2,726,173                   11,421,833
Blue Chip Growth Portfolio (Class 1)                                         5,336,822                    3,658,490
Capital Growth Portfolio (Class 1)                                             511,105                    1,883,829
Cash Management Portfolio (Class 1)                                         49,062,167                   70,580,453
Corporate Bond Portfolio (Class 1)                                          12,224,808                   27,486,541
Davis Venture Value Portfolio (Class 1)                                      6,169,105                   95,415,746
"Dogs" of Wall Street Portfolio (Class 1)                                    3,730,238                    4,475,500
Emerging Markets Portfolio (Class 1)                                         2,681,220                   16,437,549
Equity Opportunities Portfolio (Class 1)                                       376,068                    7,222,385
Fundamental Growth Portfolio (Class 1)                                         245,532                    8,251,496
Global Bond Portfolio (Class 1)                                              5,573,669                   11,684,053
Global Equities Portfolio (Class 1)                                          1,131,182                   10,115,684
Growth Opportunities Portfolio (Class 1)                                     3,472,320                    4,284,256
Growth-Income Portfolio (Class 1)                                            2,077,543                   26,455,468
High-Yield Bond Portfolio (Class 1)                                         22,816,764                   37,686,060
International Diversified Equities Portfolio (Class 1)                       5,051,135                   13,437,994
International Growth and Income Portfolio (Class 1)                          2,625,536                   12,198,070

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES  AND  SALES  OF  INVESTMENTS  (continued)

                                                        Cost of Shares   Proceeds from
Variable Account:                                          Acquired      Shares Sold
------------------------------------------------------  ---------------  --------------
SUNAMERICA TRUST (continued):
Marsico Focused Growth Portfolio (Class 1)                $   458,020    $ 3,910,015
MFS Massachusetts Investors Trust Portfolio (Class 1)       1,354,447     10,791,878
MFS Total Return Portfolio (Class 1)                        5,690,669     36,833,940
Mid-Cap Growth Portfolio (Class 1)                          2,293,213     10,783,350
Real Estate Portfolio (Class 1)                             3,578,926      8,506,173
Technology Portfolio (Class 1)                              1,800,266      4,308,709
Telecom Utility Portfolio (Class 1)                         2,433,856      3,077,395
Total Return Bond Portfolio (Class 1)                      11,934,039     16,247,366
Aggressive Growth Portfolio (Class 2)                         209,413      1,002,665
Alliance Growth Portfolio (Class 2)                           811,007      6,088,949
Balanced Portfolio (Class 2)                                  796,369      3,045,480
Blue Chip Growth Portfolio (Class 2)                          178,740      1,241,225
Capital Growth Portfolio (Class 2)                            330,041        524,490
Cash Management Portfolio (Class 2)                        10,281,881     15,293,506
Corporate Bond Portfolio (Class 2)                          3,396,205     11,354,645
Davis Venture Value Portfolio (Class 2)                     1,864,310     17,374,540
"Dogs" of Wall Street Portfolio (Class 2)                   1,123,619      2,203,083
Emerging Markets Portfolio (Class 2)                        1,257,933      3,341,170
Equity Opportunities Portfolio (Class 2)                      165,587      1,581,597
Foreign Value Portfolio (Class 2)                           2,102,440      7,892,835
Fundamental Growth Portfolio (Class 2)                        117,610        678,476
Global Bond Portfolio (Class 2)                             2,102,972      5,095,631
Global Equities Portfolio (Class 2)                           512,205      1,464,636
Growth Opportunities Portfolio (Class 2)                    1,190,541      1,826,851
Growth-Income Portfolio (Class 2)                             685,225      2,545,293
High-Yield Bond Portfolio (Class 2)                         2,841,520      5,661,242
International Diversified Equities Portfolio (Class 2)      1,727,166      5,941,141
International Growth and Income Portfolio (Class 2)           777,185      2,596,085
Marsico Focused Growth Portfolio (Class 2)                    439,772      4,998,436
MFS Massachusetts Investors Trust Portfolio (Class 2)       1,597,710      3,811,671
MFS Total Return Portfolio (Class 2)                        2,075,420     11,587,131
Mid-Cap Growth Portfolio (Class 2)                            737,017      5,597,389
Real Estate Portfolio (Class 2)                               551,446      2,876,466
Small & Mid Cap Value Portfolio (Class 2)                   1,062,681      6,569,981
Technology Portfolio (Class 2)                                375,414      1,402,178
Telecom Utility Portfolio (Class 2)                           784,959        858,621
Total Return Bond Portfolio (Class 2)                       4,214,381      8,153,080
Aggressive Growth Portfolio (Class 3)                       7,383,104      4,791,018
Alliance Growth Portfolio (Class 3)                         6,973,216     30,984,498

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.     PURCHASES  AND  SALES  OF  INVESTMENTS  (continued)

                                                                         Cost of Shares              Proceeds from
Variable Account:                                                            Acquired                 Shares Sold
--------------------------------------------------                       --------------              --------------
SUNAMERICA TRUST (continued):
American Funds Asset Allocation SAST Portfolio (Class 3)                    $41,710,482                $12,609,000
American Funds Global Growth SAST Portfolio (Class 3)                       151,284,600                 15,503,499
American Funds Growth SAST Portfolio (Class 3)                               71,048,140                 26,379,685
American Funds Growth-Income SAST Portfolio (Class 3)                        47,077,190                 23,624,737
Balanced Portfolio (Class 3)                                                 18,791,562                  8,798,407
Blue Chip Growth Portfolio (Class 3)                                         28,843,448                  6,819,805
Capital Growth Portfolio (Class 3)                                            2,631,268                  8,927,042
Cash Management Portfolio (Class 3)                                         219,052,705                209,164,493
Corporate Bond Portfolio (Class 3)                                          170,939,785                118,966,715
Davis Venture Value Portfolio (Class 3)                                      81,944,762                 86,053,600
"Dogs" of Wall Street Portfolio (Class 3)                                    21,562,095                 12,575,087
Emerging Markets Portfolio (Class 3)                                         51,023,715                 32,130,359
Equity Opportunities Portfolio (Class 3)                                      2,769,794                  7,821,306
Foreign Value Portfolio (Class 3)                                           174,767,637                 56,613,546
Fundamental Growth Portfolio (Class 3)                                        5,718,211                 12,608,500
Global Bond Portfolio (Class 3)                                              73,906,962                 43,027,959
Global Equities Portfolio (Class 3)                                          10,965,231                  7,294,213
Growth Opportunities Portfolio (Class 3)                                     68,674,540                 22,847,093
Growth-Income Portfolio (Class 3)                                            37,545,900                  5,850,767
High-Yield Bond Portfolio (Class 3)                                          74,443,504                 58,459,812
International Diversified Equities Portfolio (Class 3)                       25,174,952                 38,524,153
International Growth and Income Portfolio (Class 3)                          28,003,257                 34,298,672
Marsico Focused Growth Portfolio (Class 3)                                   28,497,330                 10,517,642
MFS Massachusetts Investors Trust Portfolio (Class 3)                        81,556,664                 16,969,009
MFS Total Return Portfolio (Class 3)                                         26,509,445                 53,019,026
Mid-Cap Growth Portfolio (Class 3)                                           30,929,088                 17,707,440
Real Estate Portfolio (Class 3)                                              53,430,336                 38,148,314
Small & Mid Cap Value Portfolio (Class 3)                                   137,834,844                 77,670,560
Small Company Value Portfolio (Class 3)                                      66,756,114                 28,332,043
Technology Portfolio (Class 3)                                                7,861,008                  8,261,125
Telecom Utility Portfolio (Class 3)                                          11,811,313                  4,263,794
Total Return Bond Portfolio (Class 3)                                       293,821,474                102,955,731

INVESCO FUNDS (Series II):
Invesco Van Kampen V.I. Capital Growth Fund                                $  6,226,677               $  7,679,104
Invesco Van Kampen V.I. Comstock Fund                                        83,371,547                 50,009,307
Invesco Van Kampen V.I. Growth and Income Fund                               96,818,206                 78,837,228

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.     PURCHASES  AND  SALES  OF  INVESTMENTS  (continued)

                                                  Cost of Shares  Proceeds from
Variable Account:                                    Acquired      Shares Sold
------------------------------------------------  --------------  --------------
PRINCIPAL FUNDS:
Diversified International Account (Class 1)         $  124,982      $   385,720
Equity Income Account (Class 1)                        423,243        5,343,484
Government & High Quality Bond Account (Class 1)       799,244        1,524,997
Income Account (Class 1)                               269,989        2,807,654
LargeCap Blend Account II (Class 1)                     48,449        1,066,985
LargeCap Growth Account (Class 1)                       65,962          141,927
MidCap Blend Account (Class 1)                         480,425          863,666
Money Market Account (Class 1)                       1,305,923        2,767,482
Principal Capital Appreciation Account (Class 1)       124,144        3,417,864
Real Estate Securities Account (Class 1)                91,536          156,896
SAM Balanced Portfolio (Class 1)                     2,957,052       23,454,224
SAM Conservative Balanced Portfolio (Class 1)        2,169,452        1,731,675
SAM Conservative Growth Portfolio (Class 1)          1,420,998        7,202,464
SAM Flexible Income Portfolio (Class 1)              1,211,946        3,377,524
SAM Strategic Growth Portfolio (Class 1)               781,554        3,385,464
Short-Term Income Account (Class 1)                    340,754          592,855
SmallCap Growth Account II (Class 1)                    48,806          123,682
SmallCap Value Account I (Class 1)                      45,275           52,114
Diversified International Account (Class 2)             79,607          240,047
Equity Income Account (Class 2)                        107,194        4,004,205
Government & High Quality Bond Account (Class 2)        72,802          382,468
Income Account (Class 2)                                91,060        1,074,853
LargeCap Blend Account II (Class 2)                      2,772           84,103
LargeCap Growth Account (Class 2)                       15,197           57,208
MidCap Blend Account (Class 2)                          65,091          223,523
Money Market Account (Class 2)                         819,733        1,454,888
Principal Capital Appreciation Account (Class 2)        40,377        1,274,460
Real Estate Securities Account (Class 2)                19,759          219,630
SAM Balanced Portfolio (Class 2)                     2,500,495       13,324,399
SAM Conservative Balanced Portfolio (Class 2)          764,339        1,292,444
SAM Conservative Growth Portfolio (Class 2)          3,010,694        8,019,626
SAM Flexible Income Portfolio (Class 2)                874,595        1,817,341
SAM Strategic Growth Portfolio (Class 2)             1,036,121        4,773,965
Short-Term Income Account (Class 2)                  1,197,920        1,596,889
SmallCap Growth Account II (Class 2)                    13,289          112,580
SmallCap Value Account I (Class 2)                      57,226          135,015

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.     PURCHASES  AND  SALES  OF  INVESTMENTS  (continued)

                                                      Cost of Shares  Proceeds from
Variable Account:                                        Acquired      Shares Sold
------------------------------------------------      --------------  --------------
COLUMBIA TRUST (Class 1):
Columbia Variable Portfolio - Asset Allocation Fund     $   443,035    $    155,921
Columbia Variable Portfolio - Small Company
Growth Fund                                                  44,521         586,603

COLUMBIA TRUST I:
Columbia Variable Portfolio - High Income Fund
(Class 1)                                               $ 7,480,222    $ 10,933,586
Columbia Variable Portfolio - Marsico Focused
Equities Fund (Class 1)                                   2,129,144      11,156,394
Columbia Variable Portfolio - Marsico Growth
Fund (Class 1)                                              167,286       1,013,459
Columbia Variable Portfolio - Marsico 21st Century
Fund (Class 1)                                               56,827         227,444
Columbia Variable Portfolio - Mid Cap Growth Fund
 (Class 1)                                                   68,050         678,387
Columbia Variable Portfolio - Marsico International
Opportunities Fund (Class 2)                                283,426       1,152,363

COLUMBIA TRUST II (Class 1):
Columbia Variable Portfolio - Diversified Equity
Income Fund                                             $   181,655    $  1,154,671

AMERICAN SERIES:
Asset Allocation Fund (Class 2)                         $ 2,935,477    $ 15,774,495
Global Growth Fund (Class 2)                              9,879,240      74,905,443
Growth Fund (Class 2)                                     8,445,377     103,496,648
Growth-Income Fund (Class 2)                             11,619,941      91,776,674
AMERICAN SERIES (continued):
Asset Allocation Fund (Class 3)                         $ 2,277,477    $  8,560,766
Cash Management Fund (Class 3)                           12,044,554      13,532,455
Growth Fund (Class 3)                                     4,723,789      37,657,953
Growth-Income Fund (Class 3)                              3,837,006      34,048,888
High-Income Bond Fund (Class 3)                           6,599,284       8,155,494
International Fund (Class 3)                              1,511,655      10,303,114
U.S. Government/AAA-Rated Securities Fund (Class 3)       5,240,298       8,234,326

LORD ABBETT FUND (Class VC):
Growth and Income Portfolio                             $47,007,531    $ 39,303,438
Mid Cap Value Portfolio                                     927,700       7,777,811

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.     PURCHASES  AND  SALES  OF  INVESTMENTS  (continued)

                                                      Cost of Shares  Proceeds from
Variable Account:                                        Acquired      Shares Sold
------------------------------------------------      --------------  ---------------
STERLING CAPITAL FUNDS:
Sterling Capital Select Equity VIF                      $    237,325     $   526,610
Sterling Capital Special Opportunities VIF                 2,488,133       3,891,638
Sterling Capital Strategic Allocation Equity VIF              49,084         378,787
Sterling Capital Total Return Bond VIF                     2,267,923       3,697,644

MTB TRUST:
MTB Managed Allocation Fund - Moderate Growth II        $          6     $        55

FRANKLIN TEMPLETON TRUST (Class 2):
Franklin Income Securities Fund                         $ 68,248,423     $17,187,627
Franklin Templeton VIP Founding Funds Allocation Fund     12,911,850       7,492,984

SEASONS TRUST (Class 3):
Allocation Balanced Portfolio                           $ 63,723,502     $ 9,096,735
Allocation Growth Portfolio                               11,553,628       2,843,399
Allocation Moderate Growth Portfolio                      97,844,421       9,721,722
Allocation Moderate Portfolio                             87,503,257       7,907,230
Real Return Portfolio                                    135,989,848      30,944,615

6.   OTHER  MATTERS

     The Company is a subsidiary of American International Group. Information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC").

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES

     A summary of unit values and units outstanding for the variable accounts and the expense ratios, excluding expenses of the underlying funds, total return and investment income ratios for the periods ended December 31, 2011, 2010, 2009, 2008, and 2007, follows:

                     At December 31                                      For the Year Ended December 31
--------------------------------------------------------    --------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment       Total Return
                         Lowest to           Net Assets         Lowest            Income           Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)      Ratio (2)        Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   ----------------------
Asset Allocation Portfolio (Class 1)
2011   4,606,167  26.79  to     27.51        126,687,967    1.52% to 1.77%            2.66%     -0.84%  to    -0.60%
2010   5,350,434  27.01  to     27.67        148,047,003    1.52% to 1.77%            2.69%     11.86%  to    12.14%
2009   6,064,925  24.15  to     24.68        149,654,165    1.52% to 1.77%            3.77%     20.16%  to    20.46%
2008   7,194,179  20.10  to     20.49        147,375,114    1.52% to 1.77%            3.09%    -24.40%  to   -24.21%
2007   8,873,343  26.59  to     27.03        239,833,843    1.52% to 1.77%            2.74%      6.54%  to     6.81%

Capital Appreciation Portfolio (Class 1)
2011   5,559,287  12.63  to     48.00 (5)    262,968,434    1.52% to 1.77%            0.00%     -8.68%  to    -8.45%
2010   6,597,464  13.83  to     52.43 (5)    339,813,674    1.52% to 1.77%            0.13%     20.58%  to    20.88%
2009   7,736,493  11.47  to     43.37 (5)    328,926,042    1.52% to 1.77%            0.00%     34.36%  to    34.70%
2008   9,603,733   8.54  to     32.20 (5)    300,820,039    1.52% to 1.77%            0.00%    -41.40%  to   -41.25%
2007  12,544,886  14.57  to     54.81 (5)    668,182,946    1.52% to 1.77%            0.33%     25.47%  to    25.78%

Government and Quality Bond Portfolio (Class 1)
2011   6,242,049  13.98  to     21.03        130,486,125    1.52% to 1.77%            3.08%      5.21%  to     5.47%
2010   7,751,361  13.28  to     19.94        153,478,309    1.52% to 1.77%            3.98%      3.15%  to     3.41%
2009   9,397,555  12.88  to     19.28        179,811,641    1.52% to 1.77%            4.66%      2.44%  to     2.69%
2008  11,993,175  12.57  to     18.78        223,101,020    1.52% to 1.77%            3.90%      2.50%  to     2.76%
2007  13,002,662  12.26  to     18.27        234,675,614    1.52% to 1.77%            3.75%      4.42%  to     4.69%

Growth Portfolio (Class 1)
2011   2,722,805  30.08  to     30.92         84,129,487    1.52% to 1.77%            0.72%     -7.90%  to    -7.67%
2010   3,315,995  32.66  to     33.48        110,972,743    1.52% to 1.77%            0.69%     12.14%  to    12.42%
2009   4,003,562  29.12  to     29.78        119,178,758    1.52% to 1.77%            1.12%     35.97%  to    36.31%
2008   4,907,778  21.42  to     21.85        107,186,478    1.52% to 1.77%            0.73%    -41.47%  to   -41.32%
2007   6,556,944  36.59  to     37.23        244,036,963    1.52% to 1.77%            0.69%      8.26%  to     8.53%

Natural Resources Portfolio (Class 1)
2011   1,334,816  45.11  to     46.36         61,850,374    1.52% to 1.77%            0.67%    -21.66%  to   -21.47%
2010   1,557,073  57.58  to     59.04         91,874,923    1.52% to 1.77%            0.88%     14.16%  to    14.45%
2009   1,922,741  50.44  to     51.58         99,135,192    1.52% to 1.77%            1.47%     55.30%  to    55.68%
2008   2,237,556  32.48  to     33.13         74,109,970    1.52% to 1.77%            0.86%    -50.68%  to   -50.56%
2007   3,208,730  65.85  to     67.01        214,948,823    1.52% to 1.77%            1.10%     37.74%  to    38.09%

Asset Allocation Portfolio (Class 2)
2011     362,705  25.91  to     27.09          9,754,826    1.52% to 1.97%            2.45%     -1.19%  to    -0.74%
2010     445,415  26.22  to     27.29         12,068,846    1.52% to 1.97%            2.55%     11.47%  to    11.97%
2009     534,495  23.52  to     24.37         12,952,662    1.52% to 1.97%            3.62%     19.74%  to    20.27%
2008     601,315  19.64  to     20.27         12,122,668    1.52% to 1.97%            2.93%    -24.66%  to   -24.32%
2007     700,449  26.07  to     26.78         18,679,976    1.52% to 1.97%            2.69%      6.17%  to     6.65%

Capital Appreciation Portfolio (Class 2)
2011   1,074,162  45.82  to     47.80 (5)     50,722,731    1.40% to 1.97%            0.00%     -9.00%  to    -8.48%
2010   1,297,490  50.35  to     52.23 (5)     67,059,315    1.40% to 1.97%            0.02%     20.16%  to    20.84%
2009   1,599,362  41.90  to     43.22 (5)     68,526,327    1.40% to 1.97%            0.00%     33.89%  to    34.66%
2008   2,019,308  31.30  to     32.10 (5)     64,342,219    1.40% to 1.97%            0.00%    -41.62%  to   -41.29%
2007   2,473,375  53.61  to     54.67 (5)    134,461,434    1.40% to 1.97%            0.22%     25.07%  to    25.78%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                     At December 31                                          For the Year Ended December 31
--------------------------------------------------------    ----------------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment              Total Return
                         Lowest to           Net Assets         Lowest             Income                  Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)       Ratio (2)               Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   -------------------------------------
Government and Quality Bond Portfolio (Class 2)
2011   2,894,272  19.84  to     20.74         59,710,741    1.52% to 1.97%            2.88%        4.84%       to     5.31%
2010   3,615,043  18.93  to     19.69         70,840,016    1.52% to 1.97%            3.77%        2.79%       to     3.25%
2009   4,464,526  18.41  to     19.07         84,762,472    1.52% to 1.97%            4.53%        2.08%       to     2.54%
2008   5,547,521  18.04  to     18.60        102,765,344    1.52% to 1.97%            3.91%        2.15%       to     2.61%
2007   6,197,491  17.66  to     18.13        111,935,603    1.52% to 1.97%            3.63%        4.06%       to     4.53%

Growth Portfolio (Class 2)
2011     863,723  29.23  to     30.49         26,217,903    1.52% to 1.97%            0.54%       -8.22%       to    -7.81%
2010   1,065,457  31.84  to     33.07         35,104,300    1.52% to 1.97%            0.58%       11.75%       to    12.26%
2009   1,255,422  28.50  to     29.46         36,875,488    1.52% to 1.97%            0.91%       35.49%       to    36.10%
2008   1,528,935  21.03  to     21.64         33,008,654    1.52% to 1.97%            0.55%      -41.67%       to   -41.41%
2007   1,878,339  36.06  to     36.94         69,224,882    1.52% to 1.97%            0.56%        7.89%       to     8.37%

Natural Resources Portfolio (Class 2)
2011     306,705  43.84  to     45.83         13,926,958    1.52% to 1.97%            0.50%      -21.93%       to   -21.58%
2010     354,974  56.16  to     58.45         20,577,924    1.52% to 1.97%            0.77%       13.77%       to    14.27%
2009     440,030  49.36  to     51.15         22,331,708    1.52% to 1.97%            1.23%       54.76%       to    55.45%
2008     542,243  31.90  to     32.90         17,710,051    1.52% to 1.97%            0.74%      -50.85%       to   -50.63%
2007     677,466  64.90  to     66.65         44,896,542    1.52% to 1.97%            1.00%       37.27%       to    37.88%

Asset Allocation Portfolio (Class 3)
2011   1,411,518  10.96  to     11.64 (5)     29,785,008    1.15% to 2.30%            2.64%       -1.62%       to    -0.48% (6)
2010   1,089,320  11.14  to     11.70 (5)     26,111,044    1.15% to 2.30%            2.49%       10.78%       to    12.27% (6)
2009     971,609  10.06  to     10.42 (5)     22,884,366    1.15% to 2.30%            3.45%       19.66% (10)  to    20.56% (6)
2008   1,020,520   8.42  to      8.64 (5)     20,124,873    1.15% to 2.05%            2.83%      -25.07%       to   -24.13%
2007   1,204,679  11.23  to     11.39 (5)     31,765,835    1.15% to 2.05%            2.68%        5.72%       to     6.78% (6)

Capital Appreciation Portfolio (Class 3)
2011  12,477,127  11.45  to     12.10 (5)    377,129,549    1.15% to 2.30%            0.00%       -9.39%       to    -8.34% (6)
2010   9,407,507  12.63  to     13.20 (5)    399,561,339    1.15% to 2.30%            0.00%       19.65%       to    21.03%
2009   8,852,152  10.56  to     10.91 (5)    354,705,982    1.15% to 2.30%            0.00%       34.86%       to    34.98% (10)(6)
2008   9,645,069   7.91  to      8.09 (5)    296,122,416    1.15% to 2.05%            0.00%      -41.70%       to   -41.18%
2007   9,762,727  13.57  to     13.75 (5)    521,705,334    1.15% to 2.05%            0.15%       24.76%       to    25.94% (6)

Government and Quality Bond Portfolio (Class 3)
2011  33,622,521  11.72  to     12.31 (5)    607,330,250    1.15% to 2.30%            2.97%        4.39%       to     5.60% (6)
2010  33,724,258  11.23  to     11.66 (5)    614,635,115    1.15% to 2.30%            3.69%        2.34%       to     3.53%
2009  32,768,598  10.97  to     11.26 (5)    598,222,501    1.15% to 2.30%            4.59%        0.84% (10)  to     2.82% (6)
2008  31,721,186  10.72  to     10.95 (5)    570,555,593    1.15% to 2.05%            4.06%        1.96%       to     2.88%
2007  31,310,811  10.52  to     10.65 (5)    557,013,536    1.15% to 2.05%            3.80%        3.88%       to     4.81% (6)

Growth Portfolio (Class 3)
2011   4,240,566   9.31  to      9.87 (5)    112,152,534    1.15% to 2.30%            0.45%       -8.74%       to    -7.56% (6)
2010   4,614,824  10.20  to     10.68 (5)    139,438,193    1.15% to 2.30%            0.50%       10.84%       to    12.56%
2009   5,241,332   9.21  to      9.49 (5)    143,954,599    1.15% to 2.30%            0.77%       28.66% (10)  to    36.47%
2008   6,266,233   6.79  to      6.95 (5)    127,120,040    1.15% to 2.05%            0.44%      -41.76%       to   -41.25%
2007   6,064,625  11.66  to     11.83 (5)    218,730,283    1.15% to 2.05%            0.49%        7.41%       to     8.67% (6)

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.  UNIT VALUES (continued)

                     At December 31                                            For the Year Ended December 31
--------------------------------------------------------    ---------------------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment            Total Return
                         Lowest to           Net Assets         Lowest            Income                Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)      Ratio (2)             Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   -----------------------------------
Natural Resources Portfolio (Class 3)
2011   4,279,355   9.34  to     10.08 (5)    126,949,654    1.15% to 2.30%            0.44%        -22.59%       to   -21.37% (6)
2010   3,317,100  12.07  to     12.82 (5)    157,516,099    1.15% to 2.30%            0.70%         11.91%       to    14.59%
2009   3,269,902  10.78  to     11.19 (5)    150,922,682    1.15% to 2.30%            1.09%         29.29% (10)  to    55.87%
2008   3,603,233   6.98  to      7.18 (5)    109,563,013    1.15% to 2.05%            0.66%        -50.95%       to   -50.50%
2007   3,133,647  14.22  to     14.50 (5)    200,622,720    1.15% to 2.05%            0.97%         36.41%       to    38.23% (6)

Aggressive Growth Portfolio (Class 1)
2011   1,999,119   6.61  to     12.83         25,562,835    1.52% to 1.77%            0.00%         -3.71%       to    -3.46%
2010   2,381,289   6.86  to     13.29         31,520,617    1.52% to 1.77%            0.00%         19.04%       to    19.34%
2009   2,788,887   5.76  to     11.14         30,938,865    1.52% to 1.77%            0.14%         38.02%       to    38.36%
2008   3,401,679   4.18  to      8.05         27,224,036    1.52% to 1.77%            0.61%        -53.47%       to   -53.35%
2007   4,460,489   8.97  to     17.25         76,503,300    1.52% to 1.77%            0.55%         -2.23%       to    -1.99%

Alliance Growth Portfolio (Class 1)
2011   5,058,971   8.45  to     31.70        159,262,670    1.52% to 1.77%            0.48%         -4.01%       to    -3.77%
2010   5,945,122   8.80  to     32.94        194,227,558    1.52% to 1.77%            0.83%          8.31%       to     8.58%
2009   7,055,815   8.12  to     30.34        212,426,679    1.52% to 1.77%            0.61%         38.56%       to    38.91%
2008   8,824,481   5.86  to     21.84        190,007,995    1.52% to 1.77%            0.15%        -41.78%       to   -41.63%
2007  11,463,534  10.07  to     37.42        423,159,668    1.52% to 1.77%            0.05%         12.60%       to    12.88%

Balanced Portfolio (Class 1)
2011   2,673,699   9.24  to     16.84         44,378,775    1.52% to 1.77%            1.73%          0.48%       to     0.73%
2010   3,220,885   9.20  to     16.72         52,795,983    1.52% to 1.77%            1.93%          9.88%       to    10.15%
2009   3,636,635   8.37  to     15.18         54,170,244    1.52% to 1.77%            3.40%         21.85%       to    22.16%
2008   4,198,298   6.87  to     12.43         51,897,036    1.52% to 1.77%            3.23%        -27.19%       to   -27.01%
2007   5,601,380   9.44  to     17.02         94,817,626    1.52% to 1.77%            2.76%          3.55%       to     3.81%

Blue Chip Growth Portfolio (Class 1)
2011   1,414,787   5.80  to      7.25          8,492,720    1.52% to 1.77%            0.22%         -7.25%       to    -7.01%
2010   1,151,423   6.25  to      7.79          7,453,970    1.52% to 1.77%            0.29%         10.54%       to    10.82%
2009   1,542,759   5.65  to      7.03          8,996,959    1.52% to 1.77%            0.34%         34.44%       to    34.78%
2008   1,575,290   4.20  to      5.22          6,818,684    1.52% to 1.77%            0.40%        -40.07%       to   -39.92%
2007   2,329,044   7.02  to      8.69         16,771,820    1.52% to 1.77%            0.33%         12.07%       to    12.35%

Capital Growth Portfolio (Class 1)
2011     755,156   7.10  to      7.30          5,501,152    1.52% to 1.77%            0.00%         -3.05%       to    -2.80%
2010     921,727   7.32  to      7.51          6,911,604    1.52% to 1.77%            0.00%          7.32%       to     7.59%
2009   1,168,646   6.82  to      6.98          8,146,440    1.52% to 1.77%            0.00%         40.98%       to    41.33%
2008   1,112,899   4.84  to      4.94          5,488,291    1.52% to 1.77%            0.00%        -46.13%       to   -45.99%
2007   1,483,536   8.99  to      9.15         13,549,487    1.52% to 1.77%            1.12%         11.56%       to    11.84%

Cash Management Portfolio (Class 1)
2011   4,708,811   9.90  to     13.07         61,353,836    1.52% to 1.77%            0.00%         -2.02%       to    -1.78%
2010   6,259,934  10.11  to     13.30         83,078,100    1.52% to 1.77%            0.00%         -1.98%       to    -1.74%
2009   7,890,791  10.31  to     13.54        106,567,407    1.52% to 1.77%            2.09%         -1.71%       to    -1.46%
2008  13,589,028  10.49  to     13.74        186,373,001    1.52% to 1.77%            3.70%         -0.59%       to    -0.35%
2007  11,415,409  10.55  to     13.79        157,085,537    1.52% to 1.77%            3.75%          2.68%       to     2.93%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                     At December 31                                     For the Year Ended December 31
--------------------------------------------------------    --------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment       Total Return
                         Lowest to           Net Assets         Lowest            Income           Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)      Ratio (2)        Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   ----------------------
Corporate Bond Portfolio (Class 1)
2011   4,085,475  24.34  to         25.03    102,171,318    1.52% to 1.77%            6.22%      4.54%  to     4.81%
2010   4,937,540  23.28  to         23.88    117,817,851    1.52% to 1.77%            6.25%      9.02%  to     9.30%
2009   5,837,425  21.36  to         21.85    127,454,013    1.52% to 1.77%            6.18%     28.68%  to    29.00%
2008   6,240,647  16.60  to         16.94    105,636,170    1.52% to 1.77%            4.24%     -9.40%  to    -9.17%
2007   7,818,914  18.32  to         18.65    145,719,768    1.52% to 1.77%            3.85%      3.63%  to     3.89%

Davis Venture Value Portfolio (Class 1)
2011  11,938,830  11.38  to         33.90    401,886,328    1.52% to 1.77%            1.26%     -5.91%  to    -5.67%
2010  14,479,135  12.09  to         35.94    516,192,684    1.52% to 1.77%            0.74%     10.22%  to    10.49%
2009  17,402,626  10.97  to         32.53    560,675,687    1.52% to 1.77%            1.60%     31.16%  to    31.49%
2008  21,525,126   8.36  to         24.74    525,791,927    1.52% to 1.77%            1.57%    -39.24%  to   -39.09%
2007  28,232,833  13.77  to         40.62  1,132,762,035    1.52% to 1.77%            0.85%      3.80%  to     4.06%

"Dogs" of Wall Street Portfolio (Class 1)
2011   1,613,389  13.41  to         13.78     22,214,939    1.52% to 1.77%            2.16%     10.71%  to    10.98%
2010   1,685,553  12.11  to         12.42     20,912,903    1.52% to 1.77%            2.86%     14.69%  to    14.98%
2009   1,777,635  10.56  to         10.80     19,185,423    1.52% to 1.77%            4.80%     18.04%  to    18.34%
2008   2,229,026   8.94  to          9.13     20,330,702    1.52% to 1.77%            3.18%    -27.88%  to   -27.70%
2007   2,886,729  12.40  to         12.62     36,420,354    1.52% to 1.77%            2.36%     -3.65%  to    -3.41%

Emerging Markets Portfolio (Class 1)
2011   2,415,129  16.47  to         25.34     40,942,718    1.52% to 1.77%            0.53%    -27.38%  to   -27.20%
2010   3,029,609  22.68  to         34.81     70,563,496    1.52% to 1.77%            1.41%     16.44%  to    16.73%
2009   3,502,327  19.48  to         29.82     69,854,315    1.52% to 1.77%            0.00%     73.56%  to    73.99%
2008   3,636,407  11.22  to         17.14     41,703,578    1.52% to 1.77%            1.44%    -57.38%  to   -57.27%
2007   5,540,449  26.33  to         40.11    148,654,454    1.52% to 1.77%            1.92%     38.91%  to    39.25%

Equity Opportunities Portfolio (Class 1)
2011   1,549,642  17.89  to         18.40     28,482,694    1.52% to 1.77%            0.56%     -1.86%  to    -1.61%
2010   1,903,762  18.23  to         18.70     35,569,774    1.52% to 1.77%            0.70%     15.04%  to    15.32%
2009   2,272,164  15.85  to         16.22     36,813,569    1.52% to 1.77%            1.31%     29.78%  to    30.10%
2008   2,848,230  12.21  to         12.46     35,474,098    1.52% to 1.77%            1.45%    -39.55%  to   -39.40%
2007   3,858,303  20.20  to         20.57     79,309,576    1.52% to 1.77%            1.64%     -1.65%  to    -1.40%

Fundamental Growth Portfolio (Class 1)
2011   2,378,603   6.76  to         16.84     39,860,782    1.52% to 1.77%            0.00%     -7.14%  to    -6.91%
2010   2,791,218   7.28  to         18.09     50,204,357    1.52% to 1.77%            0.00%     14.95%  to    15.24%
2009   3,252,503   6.33  to         15.69     50,737,315    1.52% to 1.77%            0.00%     33.59%  to    33.93%
2008   3,874,789   4.74  to         11.72     45,125,727    1.52% to 1.77%            0.00%    -45.81%  to   -45.67%
2007   4,922,503   8.74  to         21.57    105,460,035    1.52% to 1.77%            0.00%     13.13%  to    13.41%

Global Bond Portfolio (Class 1)
2011   2,119,001  15.16  to         23.73     50,020,778    1.52% to 1.77%            2.26%      3.90%  to     4.16%
2010   2,435,976  14.59  to         22.78     55,110,439    1.52% to 1.77%            4.09%      4.42%  to     4.68%
2009   2,805,022  13.98  to         21.77     60,695,476    1.52% to 1.77%            3.41%      5.61%  to     5.88%
2008   3,232,771  13.23  to         20.56     65,988,275    1.52% to 1.77%            2.95%      3.81%  to     4.07%
2007   3,725,872  12.75  to         19.75     72,916,266    1.52% to 1.77%            0.59%      9.43%  to     9.70%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                     At December 31                                      For the Year Ended December 31
--------------------------------------------------------    --------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment       Total Return
                         Lowest to           Net Assets         Lowest            Income           Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)      Ratio (2)        Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   ----------------------
Global Equities Portfolio (Class 1)
2011   2,684,263   8.37  to         18.72     50,103,995    1.52% to 1.77%            0.93%    -11.96%  to   -11.74%
2010   3,105,351   9.51  to         21.20     65,682,773    1.52% to 1.77%            1.71%     12.34%  to    12.62%
2009   3,656,933   8.46  to         18.83     68,658,954    1.52% to 1.77%            2.83%     27.13%  to    27.45%
2008   4,455,237   6.66  to         14.77     65,401,932    1.52% to 1.77%            2.10%    -44.39%  to   -44.25%
2007   5,972,702  11.97  to         26.50    157,423,591    1.52% to 1.77%            1.16%      9.91%  to    10.18%

Growth Opportunities Portfolio (Class 1)
2011   1,924,462   5.73  to          5.88     11,308,089    1.52% to 1.77%            0.00%     -4.08%  to    -3.84%
2010   2,049,362   5.97  to          6.12     12,523,208    1.52% to 1.77%            0.00%     22.16%  to    22.46%
2009   2,146,854   4.89  to          4.99     10,714,078    1.52% to 1.77%            0.00%     16.18%  to    16.47%
2008   2,415,458   4.21  to          4.29     10,348,589    1.52% to 1.77%            0.00%    -37.01%  to   -36.85%
2007   3,277,374   6.68  to          6.79     22,236,254    1.52% to 1.77%            0.00%     19.43%  to    19.73%

Growth-Income Portfolio (Class 1)
2011   4,760,855   8.90  to         28.83    135,730,629    1.52% to 1.77%            0.92%      6.44%  to     6.71%
2010   5,628,193   8.36  to         27.02    150,039,360    1.52% to 1.77%            0.94%      9.55%  to     9.82%
2009   6,654,865   7.63  to         24.60    161,401,177    1.52% to 1.77%            1.44%     25.93%  to    26.24%
2008   8,268,914   6.06  to         19.49    158,513,305    1.52% to 1.77%            1.05%    -43.91%  to   -43.77%
2007  10,811,269  10.80  to         34.65    367,388,712    1.52% to 1.77%            0.89%      9.17%  to     9.44%

High-Yield Bond Portfolio (Class 1)
2011   3,066,011  22.21  to         22.80     69,866,750    1.52% to 1.77%            7.63%      2.45%  to     2.71%
2010   3,907,227  21.68  to         22.20     86,693,034    1.52% to 1.77%            9.59%     12.59%  to    12.88%
2009   4,656,578  19.25  to         19.67     91,538,604    1.52% to 1.77%            9.12%     39.53%  to    39.88%
2008   4,774,549  13.80  to         14.06     67,100,538    1.52% to 1.77%           10.11%    -33.35%  to   -33.18%
2007   6,081,847  20.70  to         21.04    127,924,639    1.52% to 1.77%            7.12%     -0.40%  to    -0.15%

International Diversified Equities Portfolio (Class 1)
2011   3,630,505  10.97  to         11.28     40,914,617    1.52% to 1.77%            2.05%    -16.10%  to   -15.89%
2010   4,302,496  13.08  to         13.41     57,652,237    1.52% to 1.77%            4.06%      6.59%  to     6.86%
2009   5,137,601  12.27  to         12.55     64,426,394    1.52% to 1.77%            1.37%     26.88%  to    27.20%
2008   6,544,110   9.67  to          9.86     64,521,307    1.52% to 1.77%            3.16%    -40.53%  to   -40.38%
2007   8,416,582  16.26  to         16.54    139,192,910    1.52% to 1.77%            2.01%     13.33%  to    13.61%

International Growth and Income Portfolio (Class 1)
2011   3,694,417   8.37  to         11.99     43,948,329    1.52% to 1.77%            2.94%    -15.30%  to   -15.09%
2010   4,460,288   9.88  to         14.12     62,433,700    1.52% to 1.77%            4.05%      5.22%  to     5.48%
2009   5,364,931   9.39  to         13.39     71,179,908    1.52% to 1.77%            0.00%     25.52%  to    25.83%
2008   6,860,589   7.48  to         10.64     72,266,380    1.52% to 1.77%            2.64%    -46.86%  to   -46.73%
2007  10,137,855  14.08  to         19.97    200,680,648    1.52% to 1.77%            1.54%      5.29%  to     5.55%

Marsico Focused Growth Portfolio (Class 1)
2011   1,183,856  11.19  to         11.51     13,591,254    1.52% to 1.77%            0.31%     -3.17%  to    -2.92%
2010   1,461,419  11.56  to         11.86     17,285,173    1.52% to 1.77%            0.40%     15.35%  to    15.64%
2009   1,822,557  10.02  to         10.25     18,645,644    1.52% to 1.77%            0.80%     28.41%  to    28.73%
2008   2,572,784   7.80  to          7.96     20,454,275    1.52% to 1.77%            0.44%    -41.86%  to   -41.71%
2007   3,577,168  13.42  to         13.66     48,795,490    1.52% to 1.77%            0.19%     11.66%  to    11.94%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                     At December 31                                      For the Year Ended December 31
--------------------------------------------------------    --------------------------------------------------------
                       Unit Fair Value                       Expense Ratio       Investment       Total Return
                         Lowest to           Net Assets         Lowest            Income           Lowest to
Year     Units         Highest ($) (4)          ($)          to Highest (1)      Ratio (2)        Highest (3)
----- ----------  -----------------------  -------------    --------------       ----------   ----------------------
MFS Massachusetts Investors Trust Portfolio (Class 1)
2011   2,223,359  10.03  to         22.48     49,597,158    1.52% to 1.77%            0.66%     -3.63%  to    -3.39%
2010   2,611,728  10.41  to         23.27     60,339,321    1.52% to 1.77%            0.95%      9.23%  to     9.51%
2009   3,136,517   9.53  to         21.25     66,226,571    1.52% to 1.77%            1.34%     24.51%  to    24.83%
2008   3,684,767   7.66  to         17.02     62,320,505    1.52% to 1.77%            0.95%    -33.63%  to   -33.46%
2007   4,731,631  11.53  to         25.58    120,201,972    1.52% to 1.77%            1.10%      8.63%  to     8.91%

MFS Total Return Portfolio (Class 1)
2011   5,513,417  12.77  to         28.13    153,695,095    1.52% to 1.77%            2.58%      0.14%  to     0.39%
2010   6,704,504  12.75  to         28.02    185,839,559    1.52% to 1.77%            2.84%      8.11%  to     8.38%
2009   8,051,986  11.79  to         25.85    205,782,136    1.52% to 1.77%            3.80%     16.40%  to    16.69%
2008   9,794,360  10.13  to         22.16    214,130,913    1.52% to 1.77%            3.03%    -23.39%  to   -23.20%
2007  12,819,292  13.22  to         28.85    364,898,447    1.52% to 1.77%            2.49%      2.41%  to     2.67%

Mid-Cap Growth Portfolio (Class 1)
2011   3,150,103   6.52  to         11.23     35,043,178    1.52% to 1.77%            0.00%     -7.58%  to    -7.35%
2010   3,809,894   7.05  to         12.13     45,703,076    1.52% to 1.77%            0.00%     23.26%  to    23.56%
2009   4,479,793   5.72  to          9.81     43,422,346    1.52% to 1.77%            0.00%     39.93%  to    40.28%
2008   5,294,777   4.09  to          7.00     36,492,261    1.52% to 1.77%            0.00%    -44.36%  to   -44.22%
2007   6,872,375   7.35  to         12.54     85,043,221    1.52% to 1.77%            0.24%     14.89%  to    15.18%

Real Estate Portfolio (Class 1)
2011   1,419,027  23.03  to         23.67     33,576,000    1.52% to 1.77%            0.92%      6.25%  to     6.52%
2010   1,630,893  21.67  to         22.22     36,225,392    1.52% to 1.77%            1.88%     17.79%  to    18.09%
2009   1,874,898  18.40  to         18.82     35,267,388    1.52% to 1.77%            2.18%     27.51%  to    27.83%
2008   2,414,836  14.43  to         14.72     35,535,662    1.52% to 1.77%            3.24%    -44.88%  to   -44.74%
2007   3,201,604  26.17  to         26.64     85,266,112    1.52% to 1.77%            1.23%    -15.85%  to   -15.64%

Technology Portfolio (Class 1)
2011   3,930,256   2.21  to          2.27      8,920,359    1.52% to 1.77%            0.00%     -7.04%  to    -6.81%
2010   4,925,859   2.38  to          2.44     11,995,754    1.52% to 1.77%            0.00%     18.16%  to    18.45%
2009   6,314,247   2.01  to          2.06     12,983,385    1.52% to 1.77%            0.00%     47.77%  to    48.14%
2008   4,765,186   1.36  to          1.39      6,613,662    1.52% to 1.77%            0.00%    -52.00%  to   -51.88%
2007   7,840,652   2.84  to          2.89     22,615,569    1.52% to 1.77%            0.00%     19.80%  to    20.10%

Telecom Utility Portfolio (Class 1)
2011     996,622  16.52  to         16.98     16,911,434    1.52% to 1.77%            2.31%      4.40%  to     4.66%
2010   1,045,963  15.82  to         16.22     16,957,302    1.52% to 1.77%            2.84%     11.59%  to    11.87%
2009   1,265,801  14.18  to         14.50     18,344,257    1.52% to 1.77%            5.49%     29.75%  to    30.07%
2008   1,616,772  10.93  to         11.15     18,013,981    1.52% to 1.77%            2.11%    -38.54%  to   -38.39%
2007   2,167,856  17.78  to         18.09     39,204,694    1.52% to 1.77%            2.85%     18.79%  to    19.09%

Total Return Bond Portfolio (Class 1)
2011   2,573,355  27.07  to         27.77     71,432,521    1.52% to 1.77%            1.52%      4.50%  to     4.76%
2010   2,768,785  25.90  to         26.51     73,372,533    1.52% to 1.77%            2.82%      4.48%  to     4.74%
2009   2,577,207  24.79  to         25.31     65,207,913    1.52% to 1.77%            2.12%      9.63%  to     9.91%
2008   1,956,044  22.62  to         23.03     45,035,267    1.52% to 1.77%            3.72%      3.23%  to     3.49%
2007   1,970,247  21.91  to         22.25     43,832,167    1.52% to 1.77%            6.27%      3.70%  to     3.96%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.      UNIT VALUES (continued)

                            At December 31                                             For the Year Ended December 31
---------------------------------------------------------------------------  ---------------------------------------------------
                                         Unit Fair Value                     Expense Ratio   Investment       Total Return
                                            Lowest to           Net Assets      Lowest        Income            Lowest to
Year                        Units         Highest ($) (4)           ($)      to Highest (1)   Ratio (2)        Highest (3)
-----------------------  -------------  ---------------------  ------------  --------------  ----------  -----------------------
Aggressive Growth Portfolio (Class 2)
2011                           259,544   12.08  to      12.62     3,258,203  1.52% to 1.97%      0.00%    -4.08%  to       -3.60%
2010                           317,181   12.60  to      13.09     4,132,241  1.52% to 1.97%      0.00%    18.57%  to       19.16%
2009                           378,666   10.62  to      10.99     4,144,577  1.52% to 1.97%      0.00%    37.54%  to       38.16%
2008                           454,637    7.72  to       7.95     3,603,297  1.52% to 1.97%      0.40%   -53.64%  to      -53.43%
2007                           649,125   16.66  to      17.07    11,044,347  1.52% to 1.97%      0.44%    -2.58%  to       -2.13%

Alliance Growth Portfolio (Class 2)
2011                           731,288   29.80  to   31.66 (5)   22,661,038  1.40% to 1.97%      0.31%    -4.35%  to       -3.80%
2010                           884,254   31.15  to   32.92 (5)   28,521,555  1.40% to 1.97%      0.70%     7.93%  to        8.54%
2009                         1,084,271   28.86  to   30.32 (5)   32,274,906  1.40% to 1.97%      0.45%    38.08%  to   38.87% (6)
2008                         1,351,180   20.90  to      21.84    28,993,766  1.40% to 1.97%      0.00%   -41.98%  to  -41.65% (6)
2007                         1,605,788   36.03  to      37.42    59,148,406  1.40% to 1.97%      0.00%    12.20%  to       12.84%

Balanced Portfolio (Class 2)
2011                           443,648   15.89  to      16.58     7,315,909  1.52% to 1.97%      1.58%     0.13%  to        0.58%
2010                           576,837   15.87  to      16.48     9,466,636  1.52% to 1.97%      1.79%     9.49%  to        9.99%
2009                           671,755   14.49  to      14.99    10,026,950  1.52% to 1.97%      3.21%    21.43%  to       21.98%
2008                           771,892   11.94  to      12.29     9,448,247  1.52% to 1.97%      3.22%   -27.44%  to      -27.12%
2007                           954,994   16.45  to      16.86    16,049,705  1.52% to 1.97%      2.69%     3.21%  to        3.67%

Blue Chip Growth Portfolio (Class 2)
2011                           529,797    5.64  to       5.88     3,100,051  1.52% to 1.97%      0.08%    -7.57%  to       -7.15%
2010                           690,860    6.10  to       6.33     4,356,876  1.52% to 1.97%      0.15%    10.18%  to       10.66%
2009                           792,233    5.54  to       5.72     4,515,802  1.52% to 1.97%      0.16%    33.96%  to       34.57%
2008                           965,310    4.13  to       4.25     4,093,376  1.52% to 1.97%      0.26%   -40.28%  to      -40.01%
2007                         1,243,244    6.92  to       7.09     8,792,084  1.52% to 1.97%      0.19%    11.67%  to       12.18%

Capital Growth Portfolio (Class 2)
2011                           294,473    6.90  to       7.19     2,105,184  1.52% to 1.97%      0.00%    -3.39%  to       -2.95%
2010                           315,104    7.14  to       7.41     2,323,617  1.52% to 1.97%      0.00%     6.94%  to        7.43%
2009                           405,486    6.67  to       6.90     2,785,753  1.52% to 1.97%      0.00%    40.49%  to       41.12%
2008                           493,298    4.75  to       4.89     2,403,118  1.52% to 1.97%      0.00%   -46.31%  to      -46.07%
2007                           633,367    8.85  to       9.06     5,719,187  1.52% to 1.97%      1.03%    11.17%  to       11.67%

Cash Management Portfolio (Class 2)
2011                         1,616,873   12.34  to      12.87    20,728,242  1.52% to 1.97%      0.00%    -2.37%  to       -1.93%
2010                         1,975,942   12.64  to      13.12    25,838,275  1.52% to 1.97%      0.00%    -2.33%  to       -1.89%
2009                         2,618,132   12.94  to      13.37    34,903,610  1.52% to 1.97%      2.00%    -2.05%  to       -1.61%
2008                         4,347,197   13.21  to      13.59    58,908,289  1.52% to 1.97%      3.45%    -0.94%  to       -0.50%
2007                         4,220,513   13.34  to      13.66    57,514,246  1.52% to 1.97%      3.52%     2.32%  to        2.78%

Corporate Bond Portfolio (Class 2)
2011                         1,241,705   23.61  to      24.66    30,470,985  1.52% to 1.97%      5.87%     4.18%  to        4.65%
2010                         1,638,505   22.66  to      23.56    38,444,400  1.52% to 1.97%      6.06%     8.64%  to        9.13%
2009                         1,979,008   20.86  to      21.59    42,571,679  1.52% to 1.97%      6.04%    28.23%  to       28.81%
2008                         2,152,104   16.27  to      16.76    35,956,658  1.52% to 1.97%      4.05%    -9.71%  to       -9.31%
2007                         2,630,945   18.02  to      18.48    48,501,854  1.52% to 1.97%      3.77%     3.26%  to        3.73%

                                      111

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.      UNIT VALUES (continued)

                            At December 31                                             For the Year Ended December 31
---------------------------------------------------------------------------  -------------------------------------------------
                                         Unit Fair Value                     Expense Ratio   Investment       Total Return
                                            Lowest to           Net Assets      Lowest        Income            Lowest to
Year                        Units         Highest ($) (4)           ($)      to Highest (1)   Ratio (2)        Highest (3)
-----------------------  -------------  ---------------------  ------------  --------------  ----------  ---------------------
Davis Venture Value Portfolio (Class 2)
2011                         1,944,351     31.91  to    33.86    64,611,242  1.40% to 1.97%       1.08%   -6.24%  to    -5.70%
2010                         2,380,663     34.03  to    35.91    84,032,538  1.40% to 1.97%       0.62%    9.83%  to    10.46%
2009                         2,890,453     30.99  to    32.51    92,523,475  1.40% to 1.97%       1.40%   30.71%  to    31.45%
2008                         3,585,624     23.71  to    24.73    87,438,866  1.40% to 1.97%       1.41%  -39.46%  to   -39.11%
2007                         4,596,592     39.16  to    40.61   184,372,113  1.40% to 1.97%       0.74%    3.44%  to     4.03%

"Dogs" of Wall Street  Portfolio (Class 2)
2011                           478,507     13.04  to    13.59     6,473,714  1.52% to 1.97%       2.02%   10.32%  to    10.82%
2010                           565,210     11.82  to    12.26     6,902,147  1.52% to 1.97%       2.60%   14.29%  to    14.81%
2009                           690,646     10.34  to    10.68     7,348,853  1.52% to 1.97%       4.61%   17.63%  to    18.16%
2008                           831,949      8.79  to     9.04     7,493,474  1.52% to 1.97%       3.06%  -28.14%  to   -27.81%
2007                         1,095,283     12.24  to    12.52    13,674,579  1.52% to 1.97%       2.32%   -3.99%  to    -3.56%

Emerging Markets Portfolio (Class 2)
2011                           467,069     15.97  to    16.67     7,751,701  1.52% to 1.97%       0.38%  -27.64%  to   -27.31%
2010                           561,922     22.07  to    22.93    12,833,079  1.52% to 1.97%       1.27%   16.03%  to    16.56%
2009                           659,530     19.02  to    19.67    12,935,073  1.52% to 1.97%       0.00%   72.95%  to    73.73%
2008                           750,608     11.00  to    11.32     8,475,790  1.52% to 1.97%       1.30%  -57.53%  to   -57.34%
2007                         1,187,756     25.89  to    26.54    31,441,510  1.52% to 1.97%       1.84%   38.43%  to    39.05%

Equity Opportunities Portfolio (Class 2)
2011                           307,336     17.34  to    18.12     5,540,615  1.52% to 1.97%       0.39%   -2.21%  to    -1.76%
2010                           381,287     17.73  to    18.45     7,002,702  1.52% to 1.97%       0.56%   14.63%  to    15.15%
2009                           481,438     15.47  to    16.02     7,683,010  1.52% to 1.97%       1.10%   29.33%  to    29.91%
2008                           595,320     11.96  to    12.33     7,314,519  1.52% to 1.97%       1.33%  -39.76%  to   -39.49%
2007                           727,508     19.85  to    20.38    14,780,533  1.52% to 1.97%       1.56%   -2.00%  to    -1.55%

Foreign Value Portfolio (Class 2)
2011                         1,727,533     13.97  to    14.76    25,454,553  1.52% to 1.97%       1.41%  -13.49%  to   -13.10%
2010                         2,061,571     16.14  to    16.99    34,959,236  1.52% to 1.97%       1.81%    1.02%  to     1.48%
2009                         2,430,323     15.98  to    16.74    40,616,081  1.52% to 1.97%       2.71%   27.53%  to    28.11%
2008                         2,825,852     12.53  to    13.07    36,871,951  1.52% to 1.97%       2.78%  -42.11%  to   -41.85%
2007                         3,365,594     21.65  to    22.47    75,531,447  1.52% to 1.97%       1.76%   11.95%  to    12.46%

Fundamental Growth Portfolio (Class 2)
2011                           158,290     15.86  to    16.57     2,606,634  1.52% to 1.97%       0.00%   -7.46%  to    -7.05%
2010                           187,389     17.14  to    17.83     3,323,350  1.52% to 1.97%       0.00%   14.56%  to    15.07%
2009                           222,395     14.96  to    15.49     3,428,999  1.52% to 1.97%       0.00%   33.12%  to    33.73%
2008                           261,738     11.24  to    11.59     3,020,623  1.52% to 1.97%       0.00%  -45.99%  to   -45.75%
2007                           318,015     20.81  to    21.36     6,766,692  1.52% to 1.97%       0.00%   12.79%  to    13.29%

Global Bond Portfolio (Class 2)
2011                           514,634     22.41  to    23.36    11,970,760  1.52% to 1.97%       2.10%    3.53%  to     4.00%
2010                           656,557     21.65  to    22.46    14,697,208  1.52% to 1.97%       3.91%    4.05%  to     4.52%
2009                           754,806     20.80  to    21.49    16,169,165  1.52% to 1.97%       3.26%    5.24%  to     5.72%
2008                           906,808     19.77  to    20.32    18,379,687  1.52% to 1.97%       3.00%    3.45%  to     3.91%
2007                           923,705     19.11  to    19.56    18,024,074  1.52% to 1.97%       0.42%    9.05%  to     9.54%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.      UNIT VALUES (continued)

                            At December 31                                             For the Year Ended December 31
---------------------------------------------------------------------------  ---------------------------------------------------
                                         Unit Fair Value                     Expense Ratio   Investment        Total Return
                                            Lowest to           Net Assets      Lowest        Income             Lowest to
Year                        Units         Highest ($) (4)           ($)      to Highest (1)   Ratio (2)         Highest (3)
-----------------------  -------------  ---------------------  ------------  --------------  ----------  ------------------------
Global Equities Portfolio (Class 2)
2011                           333,190   17.71  to  18.70 (5)     6,142,356  1.40% to 1.97%       0.77%  -12.27%  to   -11.76% (6)
2010                           376,320   20.19  to  21.20 (5)     7,868,391  1.40% to 1.97%       1.58%   11.94%  to    12.58% (6)
2009                           421,316   18.04  to  18.83 (5)     7,833,355  1.40% to 1.97%       2.67%   26.68%  to    27.41% (6)
2008                           492,240   14.24  to  14.78 (5)     7,189,938  1.40% to 1.97%       1.85%  -44.58%  to       -44.26%
2007                           739,069   25.69  to  26.51 (5)    19,379,314  1.40% to 1.97%       1.08%    9.52%  to        10.15%

Growth Opportunities Portfolio (Class 2)
2011                           716,500    5.55  to      5.80      4,136,876  1.52% to 1.97%       0.00%   -4.42%  to        -3.98%
2010                           822,537    5.80  to      6.04      4,946,927  1.52% to 1.97%       0.00%   21.73%  to        22.28%
2009                           941,439    4.77  to      4.94      4,632,616  1.52% to 1.97%       0.00%   15.78%  to        16.30%
2008                           996,083    4.12  to      4.25      4,216,280  1.52% to 1.97%       0.00%  -37.23%  to       -36.94%
2007                         1,364,018    6.56  to      6.74      9,154,888  1.52% to 1.97%       0.00%   19.01%  to        19.55%

Growth-Income Portfolio (Class 2)
2011                           327,138   27.11  to     28.35      9,220,072  1.52% to 1.97%       0.77%    6.07%  to         6.55%
2010                           392,603   25.56  to     26.61     10,388,023  1.52% to 1.97%       0.80%    9.16%  to         9.66%
2009                           469,037   23.41  to     24.26     11,325,724  1.52% to 1.97%       1.21%   25.49%  to        26.06%
2008                           621,649   18.66  to     19.25     11,915,819  1.52% to 1.97%       0.87%  -44.11%  to       -43.85%
2007                           848,272   33.38  to     34.28     28,979,639  1.52% to 1.97%       0.78%    8.79%  to         9.28%

High-Yield Bond Portfolio (Class 2)
2011                           712,383   21.47  to     22.45     15,901,198  1.52% to 1.97%       7.72%    2.09%  to         2.55%
2010                           886,276   21.03  to     21.89     19,311,856  1.52% to 1.97%       9.17%   12.20%  to        12.70%
2009                         1,150,553   18.74  to     19.42     22,246,264  1.52% to 1.97%       8.90%   39.05%  to        39.67%
2008                         1,090,907   13.48  to     13.91     15,118,489  1.52% to 1.97%       9.82%  -33.58%  to       -33.28%
2007                         1,491,422   20.30  to     20.84     30,982,321  1.52% to 1.97%       7.08%   -0.74%  to        -0.30%

International Diversified Equities Portfolio (Class 2)
2011                         1,752,957   10.66  to     11.11     19,413,669  1.52% to 1.97%       1.89%  -16.40%  to       -16.02%
2010                         2,084,423   12.75  to     13.23     27,500,147  1.52% to 1.97%       3.96%    6.22%  to         6.70%
2009                         2,427,191   12.00  to     12.40     30,021,823  1.52% to 1.97%       1.21%   26.44%  to        27.01%
2008                         2,942,098    9.49  to      9.77     28,661,259  1.52% to 1.97%       3.13%  -40.74%  to       -40.47%
2007                         3,499,414   16.02  to     16.40     57,269,092  1.52% to 1.97%       1.94%   12.93%  to        13.44%

International Growth and Income Portfolio (Class 2)
2011                           738,771   11.36  to     11.82      8,692,564  1.52% to 1.97%       2.76%  -15.60%  to       -15.22%
2010                           877,522   13.46  to     13.95     12,185,472  1.52% to 1.97%       3.85%    4.85%  to         5.32%
2009                         1,046,103   12.84  to     13.24     13,799,411  1.52% to 1.97%       0.00%   25.08%  to        25.64%
2008                         1,254,873   10.27  to     10.54     13,180,687  1.52% to 1.97%       2.45%  -47.04%  to       -46.80%
2007                         1,818,911   19.39  to     19.81     35,944,347  1.52% to 1.97%       1.45%    4.92%  to         5.39%

Marsico Focused Growth Portfolio (Class 2)
2011                         1,269,464   11.05  to     11.33     14,335,763  1.52% to 1.77%       0.18%   -3.31%  to        -3.07%
2010                         1,643,643   11.43  to     11.69     19,157,098  1.52% to 1.77%       0.28%   15.18%  to        15.47%
2009                         2,015,612    9.93  to     10.12     20,351,645  1.52% to 1.77%       0.62%   28.22%  to        28.54%
2008                         2,511,164    7.74  to      7.87     19,729,754  1.52% to 1.77%       0.32%  -41.95%  to       -41.80%
2007                         3,098,296   13.34  to     13.53     41,823,533  1.52% to 1.77%       0.06%   11.49%  to        11.77%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.      UNIT VALUES (continued)

                            At December 31                                             For the Year Ended December 31
---------------------------------------------------------------------------  ---------------------------------------------------
                                         Unit Fair Value                     Expense Ratio   Investment       Total Return
                                            Lowest to           Net Assets      Lowest        Income            Lowest to
Year                        Units         Highest ($) (4)           ($)      to Highest (1)   Ratio (2)        Highest (3)
-----------------------  -------------  ---------------------  ------------  --------------  ----------  -----------------------
MFS Massachusetts Investors Trust Portfolio (Class 2)
2011                           505,516   21.30  to      22.16    11,161,526  1.52% to 1.97%       0.51%   -3.97%  to       -3.54%
2010                           599,107   22.18  to      22.98    13,718,315  1.52% to 1.97%       0.83%    8.87%  to        9.35%
2009                           708,044   20.37  to      21.01    14,828,965  1.52% to 1.97%       1.19%   24.07%  to       24.64%
2008                           791,605   16.42  to      16.86    13,304,132  1.52% to 1.97%       0.82%  -33.86%  to      -33.56%
2007                           937,193   24.82  to      25.37    23,715,821  1.52% to 1.97%       1.01%    8.25%  to        8.74%

MFS Total Return Portfolio (Class 2)
2011                         1,742,450   26.54  to      27.70    48,060,159  1.52% to 1.97%       2.42%   -0.21%  to        0.24%
2010                         2,101,531   26.60  to      27.64    57,854,501  1.52% to 1.97%       2.71%    7.73%  to        8.22%
2009                         2,504,856   24.69  to      25.54    63,751,431  1.52% to 1.97%       3.65%   16.00%  to       16.52%
2008                         3,096,393   21.28  to      21.92    67,652,883  1.52% to 1.97%       2.85%  -23.66%  to      -23.31%
2007                         4,204,979   27.88  to      28.58   119,855,497  1.52% to 1.97%       2.43%    2.05%  to        2.51%

Mid-Cap Growth Portfolio (Class 2)
2011                         1,470,105   10.59  to      11.22    16,199,999  1.40% to 1.97%       0.00%   -7.90%  to       -7.38%
2010                         1,843,496   11.49  to      12.11    21,973,145  1.40% to 1.97%       0.00%   22.83%  to       23.53%
2009                         2,160,082    9.36  to       9.81    20,869,437  1.40% to 1.97%       0.00%   39.44%  to       40.24%
2008                         2,663,058    6.71  to       6.99    18,376,734  1.40% to 1.97%       0.00%  -44.55%  to      -44.23%
2007                         3,266,960   12.10  to      12.54    40,461,275  1.40% to 1.97%       0.12%   14.49%  to       15.14%

Real Estate Portfolio (Class 2)
2011                           418,375   22.35  to      23.32     9,699,869  1.52% to 1.97%       0.76%    5.88%  to        6.36%
2010                           516,347   21.11  to      21.92    11,265,666  1.52% to 1.97%       1.72%   17.38%  to       17.91%
2009                           582,785   17.98  to      18.59    10,789,261  1.52% to 1.97%       2.00%   27.07%  to       27.64%
2008                           702,589   14.15  to      14.57    10,191,024  1.52% to 1.97%       2.88%  -45.07%  to      -44.82%
2007                           940,405   25.76  to      26.40    24,726,909  1.52% to 1.97%       1.14%  -16.14%  to      -15.76%

Small & Mid Cap Value Portfolio (Class 2)
2011                         1,089,065   17.74  to      18.51    20,087,288  1.52% to 1.97%       0.12%   -9.92%  to       -9.51%
2010                         1,352,751   19.69  to      20.45    27,587,624  1.52% to 1.97%       0.24%   23.21%  to       23.76%
2009                         1,604,202   15.98  to      16.53    26,447,744  1.52% to 1.97%       0.71%   39.50%  to       40.13%
2008                         1,959,032   11.46  to      11.79    23,050,950  1.52% to 1.97%       0.31%  -36.36%  to      -36.08%
2007                         2,435,210   18.00  to      18.45    44,841,243  1.52% to 1.97%       0.51%   -0.33%  to        0.12%

Technology Portfolio (Class 2)
2011                         1,332,185    2.14  to       2.26     2,966,373  1.40% to 1.97%       0.00%   -7.36%  to       -6.84%
2010                         1,752,932    2.31  to       2.43     4,196,017  1.40% to 1.97%       0.00%   17.75%  to       18.42%
2009                         2,103,021    1.96  to       2.05     4,258,272  1.40% to 1.97%       0.00%   47.26%  to       48.10%
2008                         2,020,598    1.33  to       1.39     2,767,883  1.40% to 1.97%       0.00%  -52.16%  to      -51.89%
2007                         2,882,621    2.78  to    2.88 (5)    8,221,130  1.40% to 1.97%       0.00%   19.38%  to   20.06% (6)

Telecom Utility Portfolio (Class 2)
2011                           148,760   16.33  to      16.73     2,470,872  1.52% to 1.77%       2.16%    4.24%  to        4.51%
2010                           155,083   15.67  to      16.01     2,463,805  1.52% to 1.77%       2.70%   11.42%  to       11.70%
2009                           204,034   14.06  to      14.33     2,902,835  1.52% to 1.77%       5.26%   29.56%  to       29.88%
2008                           264,730   10.85  to      11.03     2,903,254  1.52% to 1.77%       2.21%  -38.63%  to      -38.48%
2007                           299,160   17.68  to      17.93     5,342,993  1.52% to 1.77%       2.93%   18.61%  to       18.91%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                            At December 31                                                 For the Year Ended December 31
---------------------------------------------------------------------------  -------------------------------------------------------
                                         Unit Fair Value                     Expense Ratio   Investment           Total Return
                                            Lowest to           Net Assets      Lowest        Income                Lowest to
Year                        Units         Highest ($) (4)           ($)      to Highest (1)   Ratio (2)           Highest (3)
-----------------------  -------------  ---------------------  ------------  --------------  ----------  ---------------------------
Total Return Bond Portfolio (Class 2)
2011                           723,666    26.64  to     27.34    19,724,689  1.52% to 1.77%     1.37%        4.35%  to         4.61%
2010                           882,303    25.53  to     26.14    22,983,900  1.52% to 1.77%     2.61%        4.32%  to         4.58%
2009                           894,912    24.47  to     24.99    22,293,889  1.52% to 1.77%     2.05%        9.47%  to         9.74%
2008                           527,462    22.35  to     22.77    11,974,186  1.52% to 1.77%     4.33%        3.07%  to         3.33%
2007                           311,578    21.69  to     22.04     6,851,081  1.52% to 1.77%     6.36%        3.54%  to         3.80%

Aggressive Growth Portfolio (Class 3)
2011                         1,580,323     7.87  to   8.30 (5)   17,292,016  1.15% to 2.30%     0.00%       -4.49%  to    -3.34% (6)
2010                         1,239,636     8.24  to   8.59 (5)   15,130,894  1.15% to 2.30%     0.00%       17.72%  to        19.48%
2009                         1,056,984     7.00  to   7.19 (5)   11,314,343  1.15% to 2.30%     0.00%  34.19% (10)  to    38.53% (6)
2008                         1,077,634     5.04  to   5.19 (5)    8,432,205  1.15% to 2.05%     0.32%      -54.03%  to       -53.34%
2007                         1,132,730    10.95  to  11.12 (5)   19,120,314  1.15% to 2.05%     0.39%       -2.90%  to    -1.85% (6)

Alliance Growth Portfolio (Class 3)
2011                         3,797,916     9.72  to  10.31 (5)  106,577,860  1.15% to 2.30%     0.21%       -4.82%  to    -3.66% (6)
2010                         4,315,346    10.21  to  10.70 (5)  133,338,609  1.15% to 2.30%     0.63%        7.37%  to     8.71% (6)
2009                         4,922,220     9.51  to   9.84 (5)  142,097,641  1.15% to 2.30%     0.34%  28.96% (10)  to        39.08%
2008                         5,913,605     6.91  to   7.08 (5)  123,435,605  1.15% to 2.05%     0.00%      -42.08%  to   -41.56% (6)
2007                         6,743,033    11.92  to  12.11 (5)  242,549,984  1.15% to 2.05%     0.00%       11.97%  to    13.01% (6)

American Funds Asset Allocation SAST Portfolio (Class 3)
2011                        10,022,864     9.81  to  10.32 (5)  101,357,620  1.15% to 2.30%     1.16%       -1.31%  to    -0.17% (6)
2010                         7,176,929     9.94  to  10.34 (5)   72,974,449  1.15% to 2.30%     1.36%        9.41%  to    10.72% (6)
2009                         4,783,166     9.08  to   9.34 (5)   44,109,234  1.15% to 2.30%     2.32%  18.39% (10)  to    21.99% (6)
2008                         3,863,276     7.39  to      7.66    29,342,054  1.15% to 2.05%     1.24%      -31.59%  to       -30.64%
2007                         1,635,158    10.80  to     11.04    17,992,072  1.15% to 2.05%     0.06%        3.12%  to     5.01% (6)

American Funds Global Growth SAST Portfolio (Class 3)
2011                        34,862,372     9.84  to  10.33 (5)  350,782,674  1.15% to 2.30%     0.84%      -11.21%  to   -10.18% (6)
2010                        22,149,625    11.08  to  11.50 (5)  248,702,974  1.15% to 2.30%     0.74%        8.87%  to        10.13%
2009                        13,647,633    10.18  to  10.44 (5)  139,541,556  1.15% to 2.30%     2.32%  31.65% (10)  to    40.14% (6)
2008                        11,445,291     7.30  to   7.45 (5)   83,871,758  1.15% to 2.05%     1.30%      -39.87%  to       -39.32%
2007                         5,142,687    12.13  to  12.28 (5)   62,382,919  1.15% to 2.05%     0.00%       12.11%  to    13.13% (6)

American Funds Growth SAST Portfolio (Class 3)
2011                        24,363,939     9.36  to   9.82 (5)  234,636,328  1.15% to 2.30%     0.35%       -6.74%  to    -5.66% (6)
2010                        19,719,559    10.04  to  10.41 (5)  202,206,183  1.15% to 2.30%     0.26%       15.64%  to        16.97%
2009                        16,955,375     8.68  to   8.90 (5)  149,351,933  1.15% to 2.30%     1.75%  27.14% (10)  to        37.36%
2008                        15,565,187     6.34  to      6.48   100,292,669  1.15% to 2.05%     0.50%      -45.33%  to       -44.82%
2007                         7,222,806    11.60  to  11.75 (5)   84,729,982  1.15% to 2.05%     0.02%        9.60%  to    10.65% (6)

American Funds Growth-Income SAST Portfolio (Class 3)
2011                        21,043,610     8.90  to   9.34 (5)  189,664,824  1.15% to 2.30%     1.00%       -4.36%  to    -3.26% (6)
2010                        18,469,523     9.30  to   9.66 (5)  172,304,601  1.15% to 2.30%     1.08%        8.54%  to         9.80%
2009                        17,222,295     8.57  to   8.79 (5)  146,800,095  1.15% to 2.30%     2.21%  24.97% (10)  to        29.31%
2008                        16,380,570     6.65  to   6.80 (5)  108,459,833  1.15% to 2.05%     0.91%      -39.33%  to       -38.76%
2007                         7,486,135    10.96  to  11.10 (5)   81,260,540  1.15% to 2.05%     0.04%        2.44%  to     3.44% (6)

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                          At December 31                                               For the Year Ended December 31
-----------------------------------------------------------------    ---------------------------------------------------------------
                                Unit Fair Value                      Expense Ratio        Investment          Total Return
                                   Lowest to           Net Assets        Lowest             Income             Lowest to
Year           Units             Highest ($)(4)           ($)        to Highest (1)        Ratio (2)          Highest (3)
---------     ---------      ----------------------    ----------    --------------       ------------------------------------------
Balanced Portfolio(Class 3)
2011          2,640,927      10.39   to   10.99 (5)    35,694,977    1.15% to 2.30%          1.69%         -0.58%  to      0.85% (6)
2010          1,705,555      10.45   to   10.89 (5)    25,621,524    1.15% to 2.30%          1.85%          8.92%  to     10.28%
2009          1,237,281       9.59   to    9.88 (5)    17,878,194    1.15% to 2.30%          3.07%    19.73% (10)  to     22.30% (6)
2008          1,041,860       7.87   to    8.08 (5)    12,468,044    1.15% to 2.05%          3.19%        -27.71%  to    -26.91%
2007          1,045,325      10.89   to   11.05 (5)    17,414,478    1.15% to 2.05%          2.82%          2.59%  to      3.78% (6)

Blue Chip Growth Portfolio (Class 3)
2011          8,452,553       9.55   to   10.11 (5)    60,434,273    1.15% to 2.30%          0.01%         -7.97%  to     -6.90% (6)
2010          5,831,160      10.38   to   10.86 (5)    41,946,401    1.15% to 2.30%          0.09%          9.69%  to     10.95%
2009          2,912,641       9.46   to    9.79 (5)    17,219,970    1.15% to 2.30%          0.06%    26.52% (10)  to     34.94% (6)
2008          2,094,386       7.07   to    7.25 (5)     8,965,595    1.15% to 2.05%          0.17%        -40.56%  to    -39.85%
2007          2,340,254      11.89   to   12.06 (5)    16,543,909    1.15% to 2.05%          0.14%         11.18%  to     12.43% (6)

Capital Growth Portfolio (Class 3)
2011          5,999,371       9.13   to    9.66 (5)    43,383,733    1.15% to 2.30%          0.00%         -3.85%  to     -2.69% (6)
2010          6,772,753       9.49   to    9.93 (5)    50,326,688    1.15% to 2.30%          0.00%          6.14%  to       7.72%
2009          7,199,601       8.94   to    9.22 (5)    49,854,080    1.15% to 2.30%          0.00%    28.91% (10)  to     41.50% (6)
2008          8,151,653       6.30   to    6.51 (5)    40,122,091    1.15% to 2.05%          0.00%        -46.74%  to    -45.93%
2007          4,001,416      11.84   to   12.05 (5)    36,234,272    1.15% to 2.05%          1.48%         10.50%  to     11.97% (6)

Cash Management Portfolio (Class 3)
2011         15,707,935       9.31   to    9.93 (5)   190,669,336    1.15% to 2.30%          0.00%         -2.79%  to     -1.66% (6)
2010         14,338,501       9.57   to   10.10 (5)   181,754,590    1.15% to 2.30%          0.00%         -3.58%  to     -1.62%
2009         18,042,688       9.93   to   10.26 (5)   236,878,333    1.15% to 2.30%          2.01%    -2.14% (10)  to     -1.34% (6)
2008         27,536,857      10.15   to   10.40 (5)   368,421,385    1.15% to 2.05%          3.67%         -1.37%  to     -0.23%
2007         17,016,940      10.29   to   10.43 (5)   229,635,212    1.15% to 2.05%          3.74%          1.96%  to      3.06% (6)

Corporate Bond Portfolio (Class 3)
2011         28,047,297      13.69   to   14.40 (5)   578,591,304    1.15% to 2.30%          6.11%          3.73%  to      4.93% (6)
2010         24,743,265      13.20   to   13.73 (5)   530,895,157    1.15% to 2.30%          6.30%          8.19%  to      9.43%
2009         22,342,572      12.20   to   12.54 (5)   459,737,070    1.15% to 2.30%          6.19%    16.27% (10)  to     29.15% (6)
2008         21,366,957       9.51   to    9.71 (5)   344,108,880    1.15% to 2.05%          4.35%         -9.88%  to     -9.06%
2007         20,321,908      10.55   to   10.68 (5)   367,171,144    1.15% to 2.05%          4.15%          3.07%  to      4.01% (6)

Davis Venture Value Portfolio (Class 3)
2011         21,401,106       9.06   to    9.52 (5)   477,761,383    1.15% to 2.30%          1.10%         -6.64%  to     -5.56% (6)
2010         17,604,454       9.70   to   10.08 (5)   509,186,685    1.15% to 2.30%          0.56%          9.36%  to     10.62%
2009         15,849,454       8.87   to    9.12 (5)   471,246,641    1.15% to 2.30%          1.30%    27.08% (10)  to     31.65% (6)
2008         16,951,318       6.77   to    6.92 (5)   394,189,704    1.15% to 2.05%          1.38%        -39.57%  to    -39.02%
2007         17,320,915      11.20   to   11.35 (5)   679,538,448    1.15% to 2.05%          0.71%          3.23%  to      4.19% (6)

"Dogs" of Wall Street Portfolio (Class 3)
2011          2,656,601      11.11   to   11.71 (5)    33,635,609    1.15% to 2.30%          2.01%          9.83%  to     11.12% (6)
2010          1,870,469      10.12   to   10.54 (5)    22,005,509    1.15% to 2.30%          2.85%         13.45%  to     15.11%
2009          1,203,938       8.92   to    9.15 (5)    12,612,965    1.15% to 2.30%          4.65%         18.48%  to 25.74% (10)(6)
2008          1,261,706       7.49   to    7.72 (5)    11,223,963    1.15% to 2.05%          2.96%        -28.53%  to    -27.63%
2007          1,426,345      10.48   to   10.67 (5)    17,644,260    1.15% to 2.05%          2.35%         -4.79%  to     -3.40% (6)

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                           At December 31                                          For the Year Ended December 31
-----------------------------------------------------------------    --------------------------------------------------------------
                                Unit Fair Value                      Expense Ratio        Investment         Total Return
                                   Lowest to           Net Assets        Lowest             Income            Lowest to
Year            Units            Highest ($)(4)           ($)        to Highest (1)        Ratio (2)         Highest (3)
---------     ---------      ----------------------    ----------    --------------       -----------------------------------------
Emerging Markets Portfolio (Class 3)
2011           9,834,135      9.98   to   10.51 (5)    141,712,285    1.15% to 2.30%         0.40%       -27.95%   to    -27.11% (6)
2010           7,869,498     13.85   to   14.42 (5)    166,913,850    1.15% to 2.30%         1.26%        15.53%   to     16.87%
2009           7,359,645     11.99   to   12.34 (5)    138,954,707    1.15% to 2.30%         0.00%   42.65% (10)   to     74.20% (6)
2008           7,858,873      6.93   to    7.08 (5)     85,778,979    1.15% to 2.05%         1.46%       -57.59%   to    -57.22%
2007           6,169,271     16.34   to   16.56 (5)    160,604,624    1.15% to 2.05%         1.94%        38.11%   to     39.44% (6)

Equity Opportunities Portfolio (Class 3)
2011           1,554,661      9.23   to    9.76 (5)     26,076,886    1.15% to 2.30%         0.30%        -2.70%   to     -1.50% (6)
2010           1,772,202      9.48   to    9.91 (5)     31,361,295    1.15% to 2.30%         0.46%        13.82%   to     15.46% (6)
2009           2,079,729      8.33   to    8.58 (5)     32,677,771    1.15% to 2.30%         0.97%   24.19% (10)   to     30.26% (6)
2008           2,510,604      6.40   to    6.59 (5)     30,473,527    1.15% to 2.05%         1.17%       -40.07%   to    -39.33%
2007           2,944,793     10.67   to   10.85 (5)     59,257,669    1.15% to 2.05%         1.54%        -2.60%   to     -1.36% (6)

Foreign Value Portfolio (Class 3)
2011          38,431,577       8.04   to    8.44 (5)    446,498,835   1.15% to 2.30%         1.54%        -13.86%  to    -12.86% (6)
2010          25,903,108       9.33   to    9.68 (5)    387,974,778   1.15% to 2.30%         1.94%          0.59%  to      1.75%
2009          19,373,532       9.28   to    9.52 (5)    311,034,623   1.15% to 2.30%         2.62%    26.52% (10)  to     28.45% (6)
2008          19,597,947       7.25   to    7.41 (5)    250,475,847   1.15% to 2.05%         2.81%        -42.23%  to    -41.69%
2007          19,952,046      12.55   to   12.71 (5)    443,691,315   1.15% to 2.05%         1.74%         11.72%  to     12.75% (6)

Fundamental Growth Portfolio (Class 3)
2011           4,652,711      9.32   to    9.89 (5)     70,790,422    1.15% to 2.30%         0.00%         -8.14%  to     -6.79% (6)
2010           4,934,236     10.15   to   10.61 (5)     81,768,665    1.15% to 2.30%         0.00%         13.69%  to     15.38%
2009           5,370,746      8.92   to    9.20 (5)     77,863,955    1.15% to 2.30%         0.00%    30.57% (10)  to     34.09% (6)
2008           6,033,489      6.69   to    6.86 (5)     65,512,346    1.15% to 2.05%         0.00%        -46.14%  to    -45.60%
2007           2,780,518     12.43   to   12.61 (5)     57,223,390    1.15% to 2.05%         0.00%         12.29%  to     13.53% (6)

Global Bond Portfolio (Class 3)
2011          10,182,828      12.76   to   13.41 (5)    189,229,931   1.15% to 2.30%         2.10%          3.09%  to      4.28% (6)
2010           7,826,147      12.38   to   12.86 (5)    155,352,219   1.15% to 2.30%         4.09%          3.61%  to      4.80%
2009           6,438,287      11.95   to   12.27 (5)    130,721,653   1.15% to 2.30%         3.34%          6.00%  to  7.56% (10)(6)
2008           5,717,683      11.33   to   11.57 (5)    111,899,875   1.15% to 2.05%         3.16%          3.26%  to       4.20%
2007           4,114,757      10.97   to   11.11 (5)     78,731,321   1.15% to 2.05%         0.36%          8.84%  to      9.82% (6)

Global Equities Portfolio (Class 3)
2011           1,969,956       8.24   to    8.75 (5)     26,612,803   1.15% to 2.30%         0.83%        -12.65%  to    -11.63% (6)
2010           1,446,322       9.43   to    9.90 (5)     26,140,571   1.15% to 2.30%         1.57%         11.35%  to     12.75%
2009           1,216,039       8.47   to    8.78 (5)     21,171,000   1.15% to 2.30%         2.58%         27.60%  to 27.70% (10)(6)
2008           1,267,375       6.73   to    6.88 (5)     17,737,627   1.15% to 2.05%         1.90%        -44.68%  to    -44.18%
2007           1,384,670      12.16   to   12.33 (5)     35,551,355   1.15% to 2.05%         1.09%          9.27%  to     10.31% (6)

Growth Opportunities Portfolio (Class 3)
2011          21,144,879      10.81   to   11.37 (5)    149,800,724   1.15% to 2.30%         0.00%         -4.83%  to     -3.73% (6)
2010          16,138,862      11.35   to   11.81 (5)    107,540,605   1.15% to 2.30%         0.00%         21.20%  to     22.61%
2009          12,605,872       9.37   to    9.63 (5)     63,797,232   1.15% to 2.30%         0.00%         16.61%  to 25.79% (10)(6)
2008           9,697,948       8.09   to    8.26 (5)     41,499,559   1.15% to 2.05%         0.00%        -37.37%  to     -36.77%
2007           7,169,085      12.91   to   13.06 (5)     47,992,334   1.15% to 2.05%         0.00%         18.84%  to     19.88% (6)

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
7. UNIT VALUES (continued)


                           At December 31                                            For the Year Ended December 31
-------------------------------------------------------------------  ---------------------------------------------------------------
                                Unit Fair Value                      Expense Ratio       Investment          Total Return
                                   Lowest to            Net Assets      Lowest             Income             Lowest to
Year            Units            Highest ($)(4)            ($)       to Highest (1)       Ratio (2)          Highest (3)
---------     ---------      ----------------------    ------------  --------------      ----------  -------------------------------
Growth-Income Portfolio (Class 3)
2011          3,843,015        9.25    to   9.84 (5)     49,130,066   1.15% to 2.30%      0.94%          5.64%    to    6.83%(6)
2010            680,901        8.76    to   9.21 (5)     15,141,736   1.15% to 2.30%      0.76%          8.16%    to   10.00%
2009            598,674        8.09    to   8.37 (5)     13,677,065   1.15% to 2.30%      1.12%        24.17%(10) to   26.53%(6)
2008            664,354        6.42    to   6.61 (5)     12,111,735   1.15% to 2.05%      0.74%         -44.41%   to  -43.69%
2007            764,969       11.55    to  11.75 (5)     25,653,329   1.15% to 2.05%      0.75%          7.93%    to    9.47%(6)

High-Yield Bond Portfolio (Class 3)
2011          6,310,092       10.72   to   11.44 (5)    111,817,886   1.15% to 2.30%      8.01%          1.65%    to    2.83%(6)
2010          5,112,376       10.54   to   11.13 (5)    100,219,843   1.15% to 2.30%     10.17%         11.08%    to   13.01%
2009          5,240,017        9.49   to    9.85 (5)     96,956,685   1.15% to 2.30%      9.00%        23.55%(10) to   40.05%(6)
2008          3,893,054        6.81   to    7.03 (5)     52,587,028   1.15% to 2.05%     10.52%         -33.98%   to  -33.10%
2007          4,009,189       10.32   to   10.51 (5)     82,455,078   1.15% to 2.05%      7.37%         -1.44%    to   -0.03%(6)

International Diversified Equities Portfolio (Class 3)
2011          15,075,938       8.11   to    8.57 (5)    160,960,717   1.15% to 2.30%      1.88%         -16.76%   to  -15.79%(6)
2010          15,872,663       9.74   to   10.18 (5)    204,539,549   1.15% to 2.30%      3.90%          5.61%    to    6.99%
2009          17,247,631       9.23   to    9.51 (5)    209,558,687   1.15% to 2.30%      1.08%         27.35%    to   29.21%(10)(6)
2008          20,024,399       7.30   to    7.47 (5)    191,793,161   1.15% to 2.05%      3.17%         -40.88%   to  -40.31%
2007          20,035,958      12.34   to   12.51 (5)    324,999,091   1.15% to 2.05%      1.97%         12.74%    to   13.75%(6)

International Growth and Income Portfolio (Class 3)
2011          16,122,467       6.73   to    7.11 (5)    177,099,706   1.15% to 2.30%      2.85%         -16.04%   to  -14.99%(6)
2010          16,405,879       8.01   to    8.36 (5)    215,335,180   1.15% to 2.30%      3.92%          4.29%    to    5.61%(6)
2009          17,071,094       7.68   to    7.91 (5)    214,161,986   1.15% to 2.30%      0.00%         25.98%    to   30.31%(10)(6)
2008          17,353,104       6.15   to    6.28 (5)    174,115,497   1.15% to 2.05%      2.97%         -47.13%   to  -46.66%
2007          11,611,168      11.62   to   11.78 (5)    224,074,458   1.15% to 2.05%      1.60%          4.74%    to    5.68%(6)

Marsico Focused Growth Portfolio (Class 3)
2011           6,731,029      10.06   to   10.60 (5)     72,839,011   1.15% to 2.30%      0.12%         -3.92%    to   -2.81%(6)
2010           4,976,678      10.47   to   10.90 (5)     56,367,195   1.15% to 2.30%      0.23%         14.46%    to   15.78%(6)
2009           3,632,045       9.14   to    9.42 (5)     36,073,909   1.15% to 2.30%      0.52%        25.76%(10) to   28.89%(6)
2008           3,288,769       7.09   to    7.31 (5)     25,555,803   1.15% to 2.05%      0.22%         -42.56%   to  -41.64%
2007           3,487,654      12.34   to   12.52 (5)     46,728,274   1.15% to 2.05%      0.00%         10.92%    to   12.07%(6)

MFS Massachusetts Investors Trust Portfolio (Class 3)
2011          13,925,334       9.87   to   10.40 (5)    205,594,177   1.15% to 2.30%      0.51%         -4.38%    to   -3.27%(6)
2010           8,210,095      10.32   to   10.75 (5)    146,632,293   1.15% to 2.30%      0.86%          8.39%    to    9.64%
2009           4,701,819       9.52   to    9.80 (5)     89,091,011   1.15% to 2.30%      1.19%        24.35%(10) to   24.98%(6)
2008           3,410,408       7.66   to    7.84 (5)     54,369,774   1.15% to 2.05%      0.88%         -34.13%   to  -33.38%
2007           2,125,436      11.63   to   11.77 (5)     53,356,709   1.15% to 2.05%      0.94%          7.80%    to    8.89%(6)

MFS Total Return Portfolio (Class 3)
2011           8,183,114      10.22   to   10.76 (5)    190,169,901   1.15% to 2.30%      2.35%         -0.66%    to    0.51%(6)
2010           8,552,476      10.29   to   10.71 (5)    218,109,230   1.15% to 2.30%      2.69%          7.30%    to    8.51%(6)
2009           8,926,199       9.59   to    9.87 (5)    219,873,060   1.15% to 2.30%      3.62%        14.76%(10) to   16.83%(6)
2008           9,391,238       8.21   to    8.44 (5)    200,778,021   1.15% to 2.05%      2.85%         -23.98%   to  -23.11%
2007          11,567,461      10.80   to   10.98 (5)    326,148,107   1.15% to 2.05%      2.46%          1.51%    to    2.78%(6)

                           VARIABLE SEPARATE ACCOUNT
                                      OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                        At December 31                                             For the Year Ended December 31
--------------------------------------------------------------  -----------------------------------------------------------------
                             Unit Fair Value                    Expense Ratio   Investment              Total Return
                                 Lowest             Net Assets    Lowest          Income                  Lowest to
Year             Units        to Highest($)(4)         ($)       to Highest (1)  Ratio (2)               Highest (3)
-------------------------  -----------------------  ----------  --------------- -----------  ------------------------------------

Mid-Cap Growth Portfolio (Class 3)
2011            8,396,213    10.86  to   11.39 (5)   91,978,433  1.15% to 2.30%    0.00%         -8.30%       to    -7.24% (6)
2010            7,130,205    11.84  to   12.27 (5)   84,256,397  1.15% to 2.30%    0.00%         22.30%       to    23.71%
2009            6,660,269     9.68  to    9.92 (5)   63,773,990  1.15% to 2.30%    0.00%         30.48% (10)  to    40.45% (6)
2008            7,175,903     6.83  to    7.06 (5)   49,132,664  1.15% to 2.05%    0.00%        -45.04%       to   -44.15%
2007            7,347,399    12.42  to   12.65 (5)   90,444,749  1.15% to 2.05%    0.04%         13.75%       to    15.26% (6)

Real Estate Portfolio (Class 3)
2011           13,993,965     8.00  to    8.42 (5)  212,996,370  1.15% to 2.30%    0.81%          5.43%       to     6.65% (6)
2010           10,763,539     7.58  to    7.90 (5)  184,070,869  1.15% to 2.30%    1.75%         16.88%       to    18.23%
2009            8,379,425     6.49  to    6.68 (5)  137,825,012  1.15% to 2.30%    1.89%         27.99%       to    43.69% (10)(6)
2008            7,733,538     5.10  to    5.22 (5)  102,996,168  1.15% to 2.05%    3.22%        -45.15%       to   -44.68%
2007            5,359,753     9.30  to    9.43 (5)  136,407,759  1.15% to 2.05%    1.27%        -16.20%       to   -15.54% (6)

Small & Mid Cap Value Portfolio (Class 3)
2011           27,994,808    10.70  to   11.23 (5)  430,137,080  1.15% to 2.30%    0.13%        -10.31%       to    -9.27% (6)
2010           21,707,355    11.93  to   12.37 (5)  403,160,331  1.15% to 2.30%    0.20%         22.68%       to    24.09%
2009           19,141,352     9.73  to    9.97 (5)  302,277,240  1.15% to 2.30%    0.60%         36.45% (10)  to    40.51% (6)
2008           19,911,678     6.94  to    7.10 (5)  226,990,705  1.15% to 2.05%    0.22%        -36.48%       to   -35.90%
2007           17,135,184    10.93  to   11.07 (5)  311,186,779  1.15% to 2.05%    0.45%         -0.53%       to     0.39% (6)

Small Company Value Portfolio(Class 3)
2011           17,898,761     9.81  to   10.29 (5)  170,417,984  1.15% to 2.30%    0.25%         -5.66%       to    -4.57% (6)
2010           13,788,567    10.40  to   10.79 (5)  136,217,238  1.15% to 2.30%    0.48%         23.61%       to    25.04%
2009           11,356,383     8.41  to    8.63 (5)   89,250,212  1.15% to 2.30%    0.58%         30.14%       to    32.98% (10)(6)
2008           10,485,697     6.47  to    6.63 (5)   63,503,984  1.15% to 2.05%    0.22%        -35.33%       to   -34.6%
2007            6,940,031    10.00  to   10.15 (5)   64,473,065  1.15% to 2.05%    0.00%         -8.86%       to    -7.91% (6)

Technology Portfolio (Class 3)
2011            8,182,996     9.66  to   10.20 (5)   20,765,489  1.15% to 2.30%    0.00%         -7.64%       to    -6.70% (6)
2010            9,020,725    10.46  to   10.94 (5)   22,424,712  1.15% to 2.30%    0.00%         17.26%       to    18.60% (6)
2009           10,306,892     8.92  to    9.22 (5)   20,975,066  1.15% to 2.30%    0.00%         36.59% (10)  to    48.32% (6)
2008            8,297,874     6.03  to    6.22 (5)   11,373,447  1.15% to 2.05%    0.00%        -52.47%       to   -51.82%
2007            7,848,598    12.68  to   12.90 (5)   22,360,904  1.15% to 2.05%    0.00%         18.71%       to    20.24% (6)

Telecom Utility Portfolio (Class 3)
2011            1,205,961    11.94  to   12.63 (5)   17,881,104  1.15% to 2.30%    2.27%          3.62%       to     4.79% (6)
2010              663,880    11.52  to   12.05 (5)   10,084,377  1.15% to 2.30%    2.76%         10.51%       to    12.01%
2009              624,975    10.43  to   10.76 (5)    8,697,071  1.15% to 2.30%    5.52%         27.66% (10)  to    30.23% (6)
2008              609,731     8.04  to    8.26 (5)    6,565,972  1.15% to 2.05%    2.48%        -39.00%       to   -38.31%
2007              377,107    13.18  to   13.39 (5)    6,686,022  1.15% to 2.05%    3.76%         17.79%       to    19.20% (6)

Total Return Bond Portfolio(Class 3)
2011           32,199,190    12.99  to   13.70 (5)  590,254,280  1.15% to 2.30%    1.34%          3.69%       to     4.89% (6)
2010           19,095,522    12.53  to   13.07 (5)  382,917,792  1.15% to 2.30%    2.90%          3.66%       to     4.86%
2009            8,830,184    12.09  to   12.46 (5)  194,108,866  1.15% to 2.30%    2.13%          4.45% (10)  to    10.04% (6)
2008            3,920,292    11.05  to   11.32 (5)   80,663,357  1.15% to 2.05%    6.15%          2.70%       to     3.61%
2007              165,673    10.76  to   10.93 (5)    3,467,341  1.15% to 2.05%    8.15%          2.87%       to     4.03% (6)

                           VARIABLE SEPARATE ACCOUNT
                                      OF
                    SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                  At December 31                                             For the Year Ended December 31
--------------------------------------------------------  -----------------------------------------------------------------
                       Unit Fair Value                    Expense Ratio   Investment              Total Return
                           Lowest             Net Assets    Lowest          Income                  Lowest to
Year       Units        to Highest($)(4)         ($)       to Highest (1)  Ratio (2)               Highest (3)
-------------------  -----------------------  ----------  --------------- -----------  ------------------------------------

Invesco Van Kampen V.I. Capital Growth  Fund (Series II)
2011       2,071,174    10.52  to   11.11 (5)     20,837,864  1.15% to 2.30%     0.00%         -8.71%       to  -7.45% (6)
2010       2,194,616    11.52  to   12.01 (5)     23,718,139  1.15% to 2.30%     0.00%         16.55%       to  18.22%
2009       2,817,633     9.89  to   10.16 (5)     25,763,129  1.15% to 2.30%     0.00%         34.29% (10)  to  63.41% (6)
2008       2,073,166     6.09  to    6.22 (5)     11,619,042  1.15% to 2.05%     0.20%        -50.28%       to -49.87% (6)
2007       2,506,101    12.25  to   12.40 (5)     28,034,658  1.15% to 2.05%     0.00%         14.12%       to  14.99% (6)

Invesco Van Kampen V.I. Comstock Fund (Series II)
2011      27,849,831     8.91  to    9.35 (5)    306,802,405  1.15% to 2.30%     1.28%         -4.33%       to  -3.23% (6)
2010      23,853,701     9.31  to    9.67 (5)    283,683,043  1.15% to 2.30%     0.13%         13.06%       to  14.37%
2009      21,815,548     8.24  to    8.45 (5)    234,069,034  1.15% to 2.30%     4.32%         26.94%       to  27.58% (10)(6)
2008      22,559,089     6.52  to    6.66 (5)    192,729,911  1.15% to 2.05%     2.27%        -37.10%       to -36.54%
2007      24,395,107    10.37  to   10.49 (5)    331,165,533  1.15% to 2.05%     1.62%         -4.26%       to  -3.44% (6)

Invesco Van Kampen V.I. Growth and Income Fund (Series II)
2011      39,373,354     9.25  to    9.73 (5)    485,240,590  1.15% to 2.30%     1.04%         -4.48%       to  -3.38% (6)
2010      36,084,513     9.69  to   10.07 (5)    483,038,980  1.15% to 2.30%     0.10%          9.64%       to  10.91%
2009      34,206,154     8.83  to    9.08 (5)    425,361,561  1.15% to 2.30%     3.62%         22.69%       to  27.54% (10)(6)
2008      35,118,591     7.23  to    7.40 (5)    359,361,497  1.15% to 2.05%     1.80%        -33.59%       to -32.98%
2007      34,758,550    10.88  to   11.04 (5)    537,318,833  1.15% to 2.05%     1.32%          0.44%       to   1.35% (6)

Diversified International Account(Class 1)
2011         342,059     5.62  to    5.83          1,988,938  1.40% to 1.80%     0.18%        -12.76%       to -12.41%
2010         377,301     6.44  to    6.65          2,504,439  1.40% to 1.80%     1.44%         11.16%       to  11.61%
2009         473,099     5.80  to    5.96          2,814,443  1.40% to 1.80%     4.80%         25.04%       to  25.54%
2008         466,175     4.64  to    4.75          2,209,666  1.40% to 1.80%     1.86%        -47.18%       to -46.97%
2007         629,741     8.78  to    8.95          5,628,012  1.40% to 1.80%     2.26%         13.99%       to  14.44%

Equity Income Account (Class 1)
2011       2,214,082     9.63  to   10.04         22,105,657  1.40% to 1.80%     0.49%          3.56%       to   3.97%
2010       2,690,027     9.29  to    9.65         25,843,438  1.40% to 1.80%     3.18%         14.11%       to  14.56%
2009       3,133,789     8.15  to    8.43         26,297,778  1.40% to 1.80%     5.84%         17.86%       to  18.34%
2008       3,970,484     6.91  to    7.12         28,164,053  1.40% to 1.80%     2.62%        -35.12%       to -34.86%
2007       5,671,344    10.65  to   10.93         61,774,881  1.40% to 1.80%     0.99%          3.36%       to   3.77%

Government & High Quality Bond Account (Class 1)
2011         554,000     8.04  to    8.37          4,588,705  1.40% to 1.80%     0.18%          4.33%       to   4.75%
2010         636,769     7.70  to    7.99          5,042,990  1.40% to 1.80%     3.25%          3.96%       to   4.37%
2009         821,902     7.41  to    7.66          6,250,179  1.40% to 1.80%     8.26%          4.57%       to   4.99%
2008         980,933     7.08  to    7.29          7,105,252  1.40% to 1.80%     6.72%          2.81%       to   3.22%
2007       1,339,113     6.89  to    7.06          9,413,525  1.40% to 1.80%     5.60%          4.67%       to   5.09%

Income Account (Class 1)
2011         944,655     9.10  to    9.49          8,906,531  1.40% to 1.80%     0.40%          4.35%       to   4.77%
2010       1,208,383     8.72  to    9.06         10,888,418  1.40% to 1.80%     6.33%          6.71%       to   7.14%
2009       1,435,042     8.17  to    8.45         12,072,823  1.40% to 1.80%    10.22%         16.26%       to  16.72%
2008       1,609,192     7.03  to    7.24         11,598,933  1.40% to 1.80%     7.79%         -5.20%       to  -4.82%
2007       2,184,680     7.41  to    7.61         16,563,551  1.40% to 1.80%     6.27%          4.01%       to   4.43%

                           VARIABLE SEPARATE ACCOUNT

                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                              At December 31                                      For the Year Ended December 31
-------------------------------------------------------------------------  ------------------------------------------------
                                      Unit Fair Value                       Expense Ratio  Investment      Total Return
                                         Lowest                Net Assets    Lowest          Income          Lowest to
Year                     Units       to Highest($)(4)             ($)       to Highest(1)   Ratio (2)        Highest (3)
-------------------------------- ------------------------     ------------ --------------- ------------ --------------------

LargeCap Blend Account II (Class 1)
2011                     376,012     6.24  to       6.50         2,424,975  1.40% to 1.80%    0.03%     -1.90%  to    -1.51%
2010                     522,287     6.36  to       6.60         3,420,439  1.40% to 1.80%    2.44%     11.23%  to    11.68%
2009                     645,109     5.71  to       5.91         3,786,791  1.40% to 1.80%    1.85%     27.36%  to    27.87%
2008                     903,074     4.49  to       4.62         4,143,148  1.40% to 1.80%    1.45%    -37.54%  to   -37.29%
2007                   1,226,426     7.18  to       7.37         8,977,720  1.40% to 1.80%    1.94%      3.34%  to     3.75%

LargeCap Growth Account (Class 1)
2011                      83,870     6.54  to       6.82           568,467  1.40% to 1.80%    0.00%     -5.95%  to    -5.56%
2010                      93,051     6.95  to       7.22           667,630  1.40% to 1.80%    0.06%     16.26%  to    16.73%
2009                     121,352     5.98  to       6.19           745,861  1.40% to 1.80%    0.76%     24.75%  to    25.25%
2008                     147,848     4.79  to       4.94           724,967  1.40% to 1.80%    0.54%    -44.18%  to   -43.95%
2007                     220,373     8.59  to       8.81         1,930,855  1.40% to 1.80%    0.32%     21.17%  to    21.65%

MidCap Blend Account (Class 1)
2011                     263,324    10.87  to      11.33         2,954,840  1.40% to 1.80%    0.00%      6.36%  to     6.78%
2010                     295,113    10.22  to      10.61         3,108,269  1.40% to 1.80%    2.44%     21.89%  to    22.38%
2009                     412,151     8.38  to       8.67         3,551,253  1.40% to 1.80%    2.02%     26.37%  to    26.87%
2008                     476,725     6.63  to       6.83         3,240,323  1.40% to 1.80%    1.74%    -30.83%  to   -30.55%
2007                     627,552     9.59  to       9.84         6,145,928  1.40% to 1.80%    0.94%     -9.50%  to    -9.14%

Money Market Account (Class 1)
2011                     423,329     5.72  to       5.99         2,522,662  1.40% to 1.80%    0.00%     -1.78%  to    -1.39%
2010                     658,291     5.83  to       6.07         3,984,221  1.40% to 1.80%    0.00%     -1.78%  to    -1.39%
2009                   1,015,368     5.93  to       6.16         6,239,662  1.40% to 1.80%    0.30%     -1.56%  to    -1.17%
2008                   2,218,282     6.03  to       6.23        13,782,583  1.40% to 1.80%    2.27%      0.75%  to     1.15%
2007                     709,149     5.98  to       6.16         4,361,036  1.40% to 1.80%    4.78%      3.06%  to     3.47%

Principal Capital Appreciation Account (Class 1)
2011                     972,571    12.25  to      12.78        12,362,447  1.40% to 1.80%    0.00%     -1.66%  to    -1.26%
2010                   1,217,700    12.46  to      12.94        15,685,617  1.40% to 1.80%    1.53%     13.34%  to    13.79%
2009                   1,471,453    10.99  to      11.37        16,662,286  1.40% to 1.80%    1.65%     27.50%  to    28.01%
2008                   1,811,699     8.62  to       8.88        16,032,434  1.40% to 1.80%    1.17%    -34.56%  to   -34.29%
2007                   2,356,937    13.18  to      13.52        31,761,327  1.40% to 1.80%    0.72%      6.79%  to     7.22%

Real Estate Securities Account (Class 1)
2011                      44,982    18.46  to      19.32           866,498  1.40% to 1.80%    0.00%      6.60%  to     7.42%
2010                      47,843    17.31  to      17.99           857,796  1.40% to 1.80%    3.08%     22.98%  to    23.96%
2009                      49,991    14.08  to      14.51           723,401  1.40% to 1.80%    4.28%     26.12%  to    27.13%
2008                      57,651    11.16  to      11.41 (5)       655,991  1.40% to 1.80%    2.39%    -34.05%  to   -33.79%
2007                      76,782    16.93  to      17.24 (5)     1,320,025  1.40% to 1.80%    3.69%    -19.15%  to   -18.83%

SAM Balanced Portfolio (Class 1)
2011                   5,636,060    10.36  to      10.81        60,313,522  1.40% to 1.80%    2.87%     -0.82%  to    -0.42%
2010                   7,630,083    10.45  to      10.85        82,068,848  1.40% to 1.80%    3.70%     11.58%  to    12.03%
2009                   9,604,945     9.36  to       9.69        92,355,490  1.40% to 1.80%    4.12%     21.63%  to    22.12%
2008                  12,410,964     7.70  to       7.93        97,804,678  1.40% to 1.80%    4.36%    -27.50%  to   -27.21%
2007                  16,625,660    10.62  to      10.90       180,098,979  1.40% to 1.80%    2.56%      6.72%  to     7.16%

                           VARIABLE SEPARATE ACCOUNT
                                      OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                  At December 31                                             For the Year Ended December 31
--------------------------------------------------------  -----------------------------------------------------------------
                        Unit Fair Value                    Expense Ratio   Investment              Total Return
                           Lowest             Net Assets    Lowest          Income                  Lowest to
Year       Units        to Highest($)(4)         ($)       to Highest (1)  Ratio (2)               Highest (3)
-------------------   ----------------------  ----------  --------------- -----------  ------------------------------------

SAM Conservative Balanced Portfolio(Class 1)
2011      1,034,653       7.85   to     8.18    8,404,475   1.40% to 1.80%      3.04%        0.47%   to          0.87%
2010      1,005,078       7.82   to     8.11    8,102,931   1.40% to 1.80%      4.35%        9.84%   to         10.28%
2009      1,287,172       7.12   to     7.36    9,421,124   1.40% to 1.80%      3.28%       18.99%   to         19.47%
2008      1,551,759       5.98   to     6.16    9,509,564   1.40% to 1.80%      4.06%      -20.65%   to        -20.34%
2007      2,217,123       7.54   to     7.73   17,067,252   1.40% to 1.80%      3.45%        5.63%   to          6.06%

SAM Conservative Growth Portfolio (Class 1)
2011      2,274,776      10.23   to    10.66   23,919,200   1.40% to 1.80%      2.07%       -2.23%   to         -1.84%
2010      2,827,562      10.46   to    10.86   30,342,312   1.40% to 1.80%      3.39%       13.16%   to         13.61%
2009      3,734,141       9.25   to     9.56   35,334,269   1.40% to 1.80%      5.18%       23.46%   to         23.95%
2008      4,717,995       7.49   to     7.71   36,058,775   1.40% to 1.80%      4.15%      -34.31%   to        -34.04%
2007      6,750,665      11.40   to    11.69   78,329,330   1.40% to 1.80%      1.69%        7.34%   to          7.77%

SAM Flexible Income Portfolio (Class 1)
2011      1,153,093       9.29   to     9.69   11,079,025   1.40% to 1.80%      3.89%        1.54%   to          1.95%
2010      1,411,163       9.15   to     9.51   13,335,320   1.40% to 1.80%      5.24%        8.54%   to          8.97%
2009      1,945,377       8.43   to     8.72   16,873,589   1.40% to 1.80%      4.94%       17.82%   to         18.29%
2008      2,823,988       7.15   to     7.37   20,706,070   1.40% to 1.80%      7.04%      -15.30%   to        -14.96%
2007      3,665,557       8.44   to     8.67   31,624,757   1.40% to 1.80%      4.66%        4.19%   to          4.61%

SAM Strategic Growth Portfolio (Class 1)
2011        790,817      10.66   to    11.10    8,690,182   1.40% to 1.80%      1.57%       -3.65%   to         -3.26%
2010      1,020,734      11.07   to    11.47   11,620,735   1.40% to 1.80%      2.49%       14.32%   to         14.78%
2009      1,290,665       9.68   to    10.00   12,809,684   1.40% to 1.80%      3.79%       25.18%   to         25.68%
2008      1,476,341       7.73   to     7.95   11,665,110   1.40% to 1.80%      3.97%      -38.54%   to        -38.29%
2007      1,880,387      12.58   to    12.89   24,091,224   1.40% to 1.80%      1.21%        7.65%   to          8.08%

Short-Term Income Account (Class 1)
2011        370,913       7.23   to     7.54    2,747,274   1.40% to 1.80%      0.15%       -0.44%   to         -0.04%
2010        399,144       7.26   to     7.55    2,966,046   1.40% to 1.80%      1.97%        2.34%   to          2.75%
2009        457,427       7.09   to     7.34    3,316,828   1.40% to 1.80%      7.18%        7.98%   to          8.41%
2008        438,301       6.57   to     6.77    2,935,709   1.40% to 1.80%      3.16%       -2.34%   to         -1.95%
2007        482,012       6.73   to     6.91    3,299,420   1.40% to 1.80%      5.08%        2.64%   to          3.05%

SmallCap Growth Account II (Class 1)
2011         93,742       6.10   to     6.35      586,911   1.40% to 1.80%      0.00%       -6.09%   to         -5.72%
2010        102,863       6.49   to     6.73      684,577   1.40% to 1.80%      0.00%       24.67%   to         25.17%
2009        124,856       5.21   to     5.38      664,807   1.40% to 1.80%      0.00%       29.39%   to         29.91%
2008        144,293       4.02   to     4.14      593,049   1.40% to 1.80%      0.00%      -42.20%   to        -41.97%
2007        237,191       6.96   to     7.13    1,683,650   1.40% to 1.80%      0.00%        3.10%   to          3.51%

SmallCap Value Account I (Class 1)
2011         20,677       8.66   to     9.00      185,291   1.40% to 1.80%      0.04%       -5.38%   to         -5.00%
2010         21,247       9.16   to     9.48      200,565   1.40% to 1.80%      0.74%       23.81%   to         24.31%
2009         30,483       7.40   to     7.62      231,797   1.40% to 1.80%      2.34%       14.37%   to         14.59%
2008         31,852       6.47   to     6.65      211,294   1.40% to 1.80%      0.98%      -32.81%   to        -32.77% (6)
2007         31,791       9.62   to     9.89      314,434   1.40% to 1.80%      1.72%      -11.39%   to        -10.78%

                           VARIABLE SEPARATE ACCOUNT
                                     OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                  At December 31                                             For the Year Ended December 31
-------------------------------------------------------------  -----------------------------------------------------------
                        Unit Fair Value                         Expense Ratio   Investment              Total Return
                           Lowest                  Net Assets    Lowest          Income                  Lowest to
Year       Units        to Highest($)(4)              ($)       to Highest (1)  Ratio (2)               Highest (3)
-------------------   ----------------------       ----------  ---------------  ----------  ------------------------------
Diversified International Account (Class 2)
2011        169,230       5.41   to     5.61          945,852   1.55% to 1.95%      0.15%    -13.12%   to   -12.72%
2010        190,975       6.23   to     6.43        1,222,479   1.55% to 1.95%      1.24%     10.66%   to    11.17%
2009        218,632       5.63   to     5.78        1,259,606   1.55% to 1.95%      4.02%     24.12%   to    24.89%
2008        295,919       4.53   to     4.63        1,368,024   1.55% to 1.95%      1.70%    -47.42%   to   -47.20%
2007        737,486       8.62   to     8.77        6,457,706   1.55% to 1.95%      2.12%     13.66%   to    14.12%

Equity Income Account (Class 2)
2011      1,315,624       8.86   to     9.27 (5)   12,494,341   1.52% to 2.17%      0.49%      2.43%   to     3.59%
2010      1,715,096       8.65   to     8.95 (5)   15,738,890   1.52% to 2.17%      2.85%     13.04%   to    14.13%
2009      2,212,593       7.65   to     7.84 (5)   17,826,430   1.52% to 2.17%      5.08%     17.95%   to    24.36% (10)(6)
2008      3,312,824       6.51   to     6.65 (5)   22,674,096   1.52% to 2.02%      2.39%    -34.84%   to   -35.11% (6)
2007      5,151,304      10.00   to    10.25 (5)   54,513,329   1.52% to 2.02%      0.72%     -0.05%(7)to     2.47% (7)(6)

Government &  High Quality Bond Account (Class 2)
2011        150,782       7.70   to     8.00        1,196,996   1.55% to 1.95%      0.16%      3.86%   to     4.27%
2010        188,607       7.41   to     7.67        1,437,348   1.55% to 1.95%      3.01%      3.61%   to     4.02%
2009        227,017       7.15   to     7.37        1,664,973   1.55% to 1.95%      6.97%      4.16%   to     4.58%
2008        293,961       6.87   to     7.05        2,066,764   1.55% to 1.95%      6.42%      2.40%   to     2.81%
2007        482,789       6.71   to     6.86        3,301,862   1.55% to 1.95%      5.65%      4.16%   to     4.57%

Income Account (Class 2)
2011        428,684       8.79   to     9.15        3,914,109   1.55% to 1.95%      0.39%      4.02%   to     4.42%
2010        533,544       8.45   to     8.76        4,663,359   1.55% to 1.95%      5.88%      6.17%   to     6.60%
2009        707,569       7.96   to     8.22        5,804,410   1.55% to 1.95%      9.29%     15.89%   to    16.35%
2008      1,058,743       6.87   to     7.07        7,458,920   1.55% to 1.95%      7.50%     -5.61%   to    -5.23%
2007      1,705,116       7.28   to     7.46       12,685,604   1.55% to 1.95%      6.24%      3.72%   to     4.14%

LargeCap Blend Account II (Class 2)
2011         80,396       5.96   to     6.22          498,119   1.55% to 1.95%      0.02%     -2.34%   to    -1.95%
2010         92,182       6.11   to     6.34          582,511   1.55% to 1.95%      2.00%     10.78%   to    11.23%
2009        100,674       5.51   to     5.70          572,095   1.55% to 1.95%      1.27%     26.79%   to    27.30%
2008        152,486       4.35   to     4.48          680,571   1.55% to 1.95%      1.27%    -37.73%   to   -37.48%
2007        332,804       6.98   to     7.16        2,377,024   1.55% to 1.95%      1.50%      2.90%   to     3.31%

LargeCap Growth Account (Class 2)
2011         55,249       6.30   to     6.56          360,719   1.55% to 1.95%      0.00%     -6.31%   to    -5.97%
2010         60,886       6.73   to     6.98          422,658   1.55% to 1.95%      0.00%     15.82%   to    16.23%
2009         64,764       5.81   to     6.00          387,148   1.55% to 1.95%      0.35%     24.42%   to    24.85%
2008         76,287       4.67   to     4.81          365,890   1.55% to 1.95%      0.24%    -44.39%   to   -44.17%
2007        115,826       8.40   to     8.61          994,535   1.55% to 1.95%      0.00%     20.67%   to    21.16%

MidCap Blend Account (Class 2)
2011         66,063      10.41   to    10.84          712,401   1.55% to 1.95%      0.00%      5.91%   to     6.34%
2010         80,624       9.83   to    10.19          817,910   1.55% to 1.95%      2.22%     21.44%   to    21.93%
2009         97,970       8.09   to     8.36          815,986   1.55% to 1.95%      1.54%     25.87%   to    26.37%
2008        120,400       6.43   to     6.62          794,108   1.55% to 1.95%      1.49%    -31.09%   to   -30.82%
2007        243,804       9.33   to     9.56        2,325,422   1.55% to 1.95%      0.71%     -9.87%   to    -9.51%

                              VARIABLE SEPARATE ACCOUNT
                                      OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                  At December 31                                             For the Year Ended December 31
---------------------------------------------------------------  -----------------------------------------------------------------
                          Unit Fair Value                        Expense Ratio   Investment              Total Return
                              Lowest                Net Assets    Lowest          Income                  Lowest to
Year       Units         to Highest($)(4)              ($)       to Highest (1)  Ratio (2)               Highest (3)
-------------------   -----------------------      ------------  -------------  ----------  --------------------------------------

Money Market Account (Class 2)
2011        280,795       5.57   to     5.80         1,616,806   1.55% to 1.95%      0.00%     -1.93%       to        -1.54%
2010        384,351       5.68   to     5.89         2,251,961   1.55% to 1.95%      0.00%     -1.93%       to        -1.54%
2009        677,053       5.79   to     5.98         4,033,163   1.55% to 1.95%      0.28%     -1.75%       to        -1.36%
2008      2,367,912       5.89   to     6.06        14,299,967   1.55% to 1.95%      2.07%      0.35%       to         0.75%
2007        741,511       5.87   to     6.01         4,437,007   1.55% to 1.95%      4.41%      2.66%       to         3.07%

Principal Capital Appreciation Account(Class 2)
2011        187,210      11.72   to    12.20         2,272,474   1.55% to 1.95%      0.00%     -2.08%       to        -1.69%
2010        287,058      11.97   to    12.41         3,548,871   1.55% to 1.95%      1.28%     12.89%       to        13.34%
2009        376,687      10.60   to    10.95         4,111,445   1.55% to 1.95%      0.97%     27.04%       to        27.55%
2008        529,300       8.34   to     8.59         4,534,019   1.55% to 1.95%      0.89%    -34.84%       to       -34.58%
2007        892,878      12.81   to    13.13        11,693,715   1.55% to 1.95%      0.50%      6.37%       to         6.79%

Real Estate Securities Account (Class 2)
2011         13,900      18.13   to    18.98           262,236   1.55% to 1.95%      0.00%      7.05%       to         7.19% (6)
2010         24,526      16.91   to    17.73           430,757   1.55% to 1.95%      2.77%     23.37%       to        24.02% (6)
2009         32,241      13.64   to    14.37           460,675   1.55% to 1.95%      3.48%     26.47%       to        26.72%
2008         48,396      10.78   to    11.34           546,928   1.55% to 1.95%      2.24%    -34.32%       to       -34.04%
2007         80,463      16.42   to    17.19         1,379,040   1.55% to 1.95%      3.38%    -19.51%       to       -19.18%

SAM Balanced Portfolio(Class 2)
2011      4,211,032       9.64   to    10.43        43,608,829   1.52% to 2.17%      2.53%     -1.99%       to        -0.79%
2010      5,280,382       9.84   to    10.51        55,154,015   1.52% to 2.17%      3.50%     10.43%       to        11.63%
2009      6,366,836       8.91   to     9.41        59,616,382   1.52% to 2.17%      3.91%     20.36% (10)  to        21.76%
2008      8,976,782       7.37   to     7.73        69,095,751   1.52% to 2.02%      4.13%    -28.24%       to       -27.53%
2007     13,691,041      10.27   to    10.67       145,477,816   1.52% to 2.02%      2.32%      3.65% (7)   to         6.18% (7)(6)

SAM Conservative Balanced Portfolio(Class 2)
2011        809,698      10.34   to    11.01 (5)     6,506,641   1.52% to 2.17%      2.93%     -0.68%       to         0.43% (6)
2010        890,115      10.41   to    10.96 (5)     7,155,837   1.52% to 2.17%      4.05%      8.60%       to        10.05% (6)
2009      1,127,485       9.59   to     9.96 (5)     8,207,867   1.52% to 2.17%      2.97%     15.80% (10)  to        18.90% (6)
2008      1,589,201       8.13   to     8.38 (5)     9,761,789   1.52% to 2.02%      3.85%    -21.45%       to       -20.63%
2007      2,523,507      10.35   to    10.56 (5)    19,251,280   1.52% to 2.02%      3.21%      3.51% (7)   to         5.57% (7)(6)

SAM Conservative Growth Portfolio(Class 2)
2011      2,355,367       9.54   to    10.24        23,931,168   1.52% to 2.17%      1.86%     -3.34%       to        -2.13%
2010      2,838,301       9.87   to    10.46        29,480,485   1.52% to 2.17%      3.19%     12.04%       to        13.19%
2009      3,492,282       8.81   to     9.24        32,078,347   1.52% to 2.17%      5.02%     23.46%       to        23.99% (10)(6)
2008      4,286,571       7.17   to     7.49        31,929,924   1.52% to 2.02%      3.87%    -34.70%       to       -34.30%
2007      6,063,870      10.98   to    11.39        68,797,689   1.52% to 2.02%      1.48%      3.98% (7)   to         6.54% (7)(6)

SAM Flexible Income Portfolio (Class 2)
2011      1,029,599      10.73   to    11.50 (5)     9,590,282   1.52% to 2.17%      3.67%      0.35%       to         1.58%
2010      1,156,232      10.69   to    11.32 (5)    10,602,634   1.52% to 2.17%      5.07%      7.37%       to         8.60%
2009      1,647,151       9.96   to    10.42 (5)    13,907,215   1.52% to 2.17%      4.41%     13.13% (10)  to        17.81%
2008      2,695,421       8.55   to     8.85 (5)    19,300,818   1.52% to 2.02%      6.99%    -16.15%       to       -15.32% (6)
2007      5,221,520      10.20   to    10.45 (5)    44,239,577   1.52% to 2.02%      4.55%      1.98% (7)   to         4.49% (7)

                           VARIABLE SEPARATE ACCOUNT
                                      OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                           At December 31                                          For the Year Ended December 31
------------------------------------------------------------------- -----------------------------------------------------------
                                Unit Fair Value                      Expense Ratio  Investment            Total Return
                                    Lowest              Net Assets      Lowest        Income               Lowest to
Year               Units        to Highest($)(4)            ($)      to Highest(1)   Ratio (2)            Highest (3)
-------------------------- -------------------------   ------------ --------------- ----------  -------------------------------

SAM Strategic Growth Portfolio(Class 2)
2011           1,049,258       9.92   to    10.71       11,107,748   1.52% to 2.17%     1.38%     -4.66%      to  -3.60%
2010           1,397,038      10.40   to    11.11       15,343,930   1.52% to 2.17%     2.32%     13.29%      to  14.43%
2009           1,614,716       9.18   to     9.71       15,515,066   1.52% to 2.17%     3.60%     25.13%      to  26.37% (10)(6)
2008           1,962,628       7.39   to     7.76       15,090,465   1.52% to 2.02%     3.68%    -38.84%      to -38.50%
2007           2,459,318      12.09   to    12.62       30,798,767   1.52% to 2.02%     0.92%      3.75% (7)  to   6.65% (7)(6)
Short-Term Income Account (Class 2)
2011             202,891       6.99   to     7.27        1,468,387   1.55% to 1.95%     0.15%     -1.00%      to  -0.60%
2010             254,355       7.06   to     7.31        1,851,701   1.55% to 1.95%     1.91%      2.35%      to   2.77%
2009             244,737       6.89   to     7.11        1,734,111   1.55% to 1.95%     6.53%      7.69%      to   8.12%
2008             245,835       6.40   to     6.58        1,610,919   1.55% to 1.95%     2.85%     -3.14%      to  -2.75%
2007             347,912       6.61   to     6.76        2,348,855   1.55% to 1.95%     4.95%      2.23%      to   2.64%

SmallCap Growth Account II (Class 2)
2011              37,685       5.86   to     6.08          228,026   1.55% to 1.95%     0.00%     -6.53%      to  -6.17%
2010              52,037       6.27   to     6.48          335,263   1.55% to 1.95%     0.00%     24.23%      to  24.74%
2009              50,781       5.04   to     5.19          262,664   1.55% to 1.95%     0.00%     28.73%      to  29.26%
2008              77,093       3.92   to     4.02          308,928   1.55% to 1.95%     0.00%    -42.39%      to -42.16%
2007             112,150       6.80   to     6.95          777,178   1.55% to 1.95%     0.00%      2.63%      to   3.04%

SmallCap Value Account I (Class 2)
2011              10,334       8.41   to     8.82           90,807   1.55% to 1.95%     0.04%     -6.40%      to  -5.37%
2010              18,235       8.99   to     9.32          168,872   1.55% to 1.95%     0.83%     22.51%      to  23.88%
2009              13,920       7.33   to     7.52          104,411   1.55% to 1.95%     1.93%     12.90%      to  14.10%
2008              15,299       6.50   to     6.59          100,645   1.55% to 1.95%     0.78%    -32.74%      to -32.94% (6)
2007              23,212       9.66   to     9.83          227,931   1.55% to 1.95%     2.05%    -11.34%      to -11.09%

Columbia Variable Portfolio - Asset Allocation Fund (Class 1)
2011              85,693      10.93   to    11.46          981,636   1.52% to 2.02%     2.52%     -3.18%      to  -2.34%
2010              61,271      11.29   to    11.74          717,063   1.52% to 2.02%     2.57%     10.52%      to  11.72%
2009              81,637      10.21   to    10.50          855,920   1.52% to 2.02%     4.22%     18.66% (10) to  22.13%
2008              98,468       8.45   to     8.60          845,416   1.52% to 1.77%     3.36%    -29.59%      to -29.40%
2007             117,403      11.99   to    12.18        1,427,849   1.52% to 1.77%     2.83%      7.25%      to   7.53%

Columbia Variable Portfolio - Small Company Growth Fund (Class 1)
2011             117,875      10.95   to    11.43        1,344,410   1.52% to 2.02%     0.00%     -7.45%      to  -6.97%
2010             159,274      11.83   to    12.29        1,951,181   1.52% to 2.02%     0.00%     25.18%      to  26.44%
2009             221,739       9.45   to     9.72        2,147,620   1.52% to 2.02%     0.00%     23.76%      to  28.14% (10)(6)
2008             273,607       7.70   to     7.85        2,142,258   1.52% to 1.77%     0.00%    -41.86%      to -41.72%
2007             312,820      13.24   to    13.48        4,201,917   1.52% to 1.77%     0.00%     11.47%      to  11.75%

Columbia Variable Portfolio - High Income Fund (Class 1)
2011           1,149,751      18.53   to    19.47       22,135,020   1.52% to 2.17%     7.51%      4.28%      to   4.96%
2010           1,415,148      17.77   to    18.55       25,984,432   1.52% to 2.17%     7.78%      9.54%      to  10.27%
2009           1,372,893      16.22   to    16.82 (5)   22,869,890   1.52% to 2.17%    10.42%     21.56% (10) to  41.98%
2008           1,370,354      11.54   to    11.85 (5)   16,096,884   1.52% to 2.02%    10.46%    -26.27%      to -25.91%
2007           1,773,530      15.66   to    15.99 (5)   28,133,242   1.52% to 2.02%     5.17%     -0.33%      to   0.31%

                           VARIABLE SEPARATE ACCOUNT
                                      OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                            At December 31                                          For the Year Ended December 31
---------------------------------------------------------------------- ---------------------------------------------------------
                               Unit Fair Value                         Expense Ratio   Investment           Total Return
                                  Lowest                  Net Assets      Lowest         Income              Lowest to
Year           Units           to Highest($)(4)               ($)      to Highest(1)    Ratio(2)             Highest (3)
------------------------- ----------------------------- -------------- --------------- ---------- ------------------------------

Columbia Variable  Portfolio - Marsico Focused Equities Fund(Class 1)
2011        2,932,795      10.41   to       11.00        31,888,262   1.52% to 2.17%   0.42%       -4.84%      to  -4.08%
2010        3,687,487      10.94   to       11.47        41,882,170   1.52% to 2.17%   0.45%       15.84%      to  16.93%
2009        4,675,588       9.44   to        9.81        45,470,864   1.52% to 2.17%   0.66%       24.94% (10) to  26.73%
2008        5,561,387       7.52   to        7.74        42,729,644   1.52% to 2.02%   0.10%      -42.47%      to -42.19%
2007        6,418,154      13.07   to       13.39 (5)    85,408,402   1.52% to 2.02%   0.12%       11.43%      to  11.86% (6)

Columbia Variable Portfolio - Marsico Growth Fund (Class 1)
2011          248,363      10.00   to       10.47         2,590,925   1.52% to 2.02%   0.28%       -5.00%      to  -4.11%
2010          323,404      10.53   to       10.91         3,520,564   1.52% to 2.02%   0.12%       18.71%      to  19.71%
2009          441,440       8.87   to        9.12         4,016,044   1.52% to 2.02%   0.76%       24.10% (10) to  24.75%
2008          541,437       7.17   to        7.31         3,949,604   1.52% to 1.77%   0.32%      -40.51%      to -40.36%
2007          640,251      12.05   to       12.25         7,830,687   1.52% to 1.77%   0.08%       15.42%      to  15.71%

Columbia Variable Portfolio - Marsico 21st Century Fund (Class 1)
2011           96,971      12.68   to       13.25         1,280,717   1.52% to 2.02%   0.00%      -14.02%      to -13.26%
2010          107,059      14.75   to       15.28         1,631,456   1.52% to 2.02%   0.00%       14.52%      to  15.64%
2009          131,028      12.88   to       13.21         1,724,985   1.52% to 2.02%   0.12%       25.15%      to  31.66% (10)(6)
2008          138,259      10.36   to       10.56         1,456,190   1.52% to 1.77%   0.00%      -44.56%      to -44.42%
2007          138,148      18.68   to       18.99         2,614,595   1.52% to 1.77%   0.50%       17.19%      to  17.49%

Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1)
2011           69,236       9.71   to       10.82           736,612   1.52% to 2.02%   0.00%       -6.92%      to  -6.50%
2010          121,959      10.43   to       11.58         1,383,881   1.52% to 2.02%   0.07%       27.15%      to  28.11%
2009          161,899       8.20   to        9.04         1,429,293   1.52% to 2.02%   0.00%       35.71% (10) to  41.67%
2008          179,757       5.83   to        6.38         1,123,982   1.52% to 1.77%   0.00%      -45.26%      to -45.13%
2007          194,214      10.66   to       11.62         2,211,393   1.52% to 1.77%   0.11%       17.77%      to  18.07%

Columbia Variable Portfolio - Marsico International Opportunities Fund (Class 2)
2011          198,806      14.08   to       14.65         2,907,894   1.52% to 2.02%   0.78%      -18.15%      to -17.45%
2010          248,600      17.21   to       17.75         4,403,401   1.52% to 2.02%   0.69%       11.11%      to  12.01%
2009          296,817      15.49   to       15.85         4,694,413   1.52% to 2.02%   1.88%       25.60% (10) to  35.87%
2008          380,058      11.47   to       11.66         4,425,940   1.52% to 1.77%   1.26%      -49.39%      to -49.27%
2007          404,480      22.66   to       22.99         9,285,181   1.52% to 1.77%   0.11%       17.58%      to  17.87%

Columbia Variable Portfolio - Diversified Equity Income Fund (Class 1)
2011          272,913       9.95   to       10.45         2,842,827   1.52% to 2.02%   2.07%       -9.35%      to  -8.57%
2010          364,851      10.98   to       11.43         4,153,700   1.52% to 2.02%   1.60%       12.08%      to  13.26%
2009          433,315       9.80   to       10.09         4,359,704   1.52% to 2.02%   3.00%       22.12%      to  22.42% (10)(6)
2008          521,919       8.10   to        8.26         4,302,907   1.52% to 1.77%   2.45%      -38.18%      to -38.02%
2007          601,288      13.10   to       13.33         7,999,484   1.52% to 1.77%   1.44%        0.93%      to   1.19%

Asset Allocation Fund (Class 2)
2011        4,592,849      15.47   to       15.83        72,609,243   1.52% to 1.77%   1.78%       -0.48%      to  -0.23%
2010        5,407,120      15.54   to       15.87        85,697,533   1.52% to 1.77%   1.93%       10.53%      to  10.81%
2009        6,290,551      14.06   to       14.32        89,982,813   1.52% to 1.77%   2.33%       21.81%      to  22.12%
2008        7,239,553      11.54   to       11.72        84,806,694   1.52% to 1.77%   2.38%      -30.75%      to -30.57%
2007        8,948,609      16.67   to       16.89       151,021,559   1.52% to 1.77%   2.13%        4.68%      to   4.95%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                              At December 31                           For the Year Ended December 31
-------------------------------------------------------------  --------------------------------------------------
                              Unit Fair Value                   Expense Ratio   Investment       Total Return
                                 Lowest to          Net Assets     Lowest         Income           Lowest to
Year          Units           Highest ($)(4)           ($)      to Highest(1)    Ratio(2)        Highest (3)
------------- ------------ -------------------------   ------------ --------------- ----------  -----------------
Global Growth Fund (Class 2)
2011           12,096,803    19.80   to     20.65   248,764,306   1.52% to 1.97%   1.22%   -10.66%   to    -10.26%
2010           14,920,017    22.17   to     23.01   342,056,864   1.52% to 1.97%   1.44%     9.57%   to     10.06%
2009           17,654,633    20.23   to     20.91   367,855,392   1.52% to 1.97%   1.41%    39.53%   to     40.16%
2008           20,560,268    14.50   to     14.92   305,800,211   1.52% to 1.97%   1.68%   -39.59%   to    -39.32%
2007           24,347,951    24.00   to     24.59   597,059,462   1.52% to 1.97%   2.68%    12.61%   to     13.12%

Growth Fund (Class 2)
2011           18,577,732    17.90   to     18.66   344,935,437   1.52% to 1.97%   0.58%    -6.14%   to     -5.72%
2010           23,161,429    19.07   to     19.79   456,326,337   1.52% to 1.97%   0.70%    16.37%   to     16.89%
2009           27,875,080    16.39   to     16.93   470,030,372   1.52% to 1.97%   0.65%    36.70%   to     37.31%
2008           32,104,323    11.99   to     12.33   394,455,264   1.52% to 1.97%   0.75%   -45.06%   to    -44.82%
2007           37,442,579    21.82   to     22.34   834,187,972   1.52% to 1.97%   0.76%    10.16%   to     10.66%

Growth-Income Fund (Class 2)
2011           21,845,814    15.20   to     15.86   344,899,767   1.52% to 1.97%   1.46%    -3.75%   to     -3.31%
2010           26,741,866    15.79   to     16.40   436,801,880   1.52% to 1.97%   1.44%     9.25%   to      9.75%
2009           31,212,080    14.46   to     14.94   464,726,621   1.52% to 1.97%   1.58%    28.68%   to     29.26%
2008           35,657,770    11.23   to     11.56   410,931,178   1.52% to 1.97%   1.64%   -39.06%   to    -38.79%
2007           41,685,459    18.44   to     18.89   785,132,652   1.52% to 1.97%   1.48%     2.99%   to      3.46%

Asset Allocation Fund (Class 3)
2011              785,780    46.73   to     47.40    37,221,998   1.30% to 1.40%   1.81%    -0.05%   to      0.05%
2010              922,960    46.75   to     47.37    43,700,036   1.30% to 1.40%   1.99%    11.05%   to     11.16%
2009            1,017,052    42.10   to     42.62    43,321,176   1.30% to 1.40%   2.32%    22.23%   to     22.35%
2008            1,178,662    34.44   to     34.83    41,036,878   1.30% to 1.40%   2.43%   -30.37%   to    -30.30%
2007            1,427,576    49.47   to     49.97    71,314,007   1.30% to 1.40%   2.12%     5.08%   to      5.18%

Cash Management Fund (Class 3)
2011              551,224    21.27   to     21.58    11,890,437   1.30% to 1.40%   0.00%    -1.74%   to     -1.64%
2010              612,158    21.65   to     21.94    13,423,722   1.30% to 1.40%   0.00%    -1.74%   to     -1.64%
2009              785,727    22.03   to     22.30    17,519,838   1.30% to 1.40%   0.21%    -1.70%   to     -1.60%
2008            1,113,284    22.42   to     22.67    25,225,866   1.30% to 1.40%   1.67%     0.57%   to      0.67%
2007              895,103    22.29   to     22.52    20,152,748   1.30% to 1.40%   6.98%     3.38%   to      3.48%

Growth Fund (Class 3)
2011            1,105,433   168.39   to    170.79   188,708,917   1.30% to 1.40%   0.65%    -5.54%   to     -5.44%
2010            1,282,399   178.27   to    180.63   231,541,625   1.30% to 1.40%   0.76%    17.11%   to     17.23%
2009            1,494,840   152.22   to    154.09   230,247,705   1.30% to 1.40%   0.69%    37.58%   to     37.72%
2008            1,767,217   110.64   to    111.89   197,665,581   1.30% to 1.40%   0.81%   -44.71%   to    -44.66%
2007            2,105,017   200.12   to    202.17   425,443,840   1.30% to 1.40%   0.79%    10.87%   to     10.98%

Growth-Income Fund (Class 3)
2011            1,470,881   115.51   to    117.16   172,210,686   1.30% to 1.40%   1.52%    -3.14%   to     -3.04%
2010            1,727,264   119.25   to    120.84   208,592,720   1.30% to 1.40%   1.47%     9.95%   to     10.06%
2009            2,051,954   108.46   to    109.79   225,163,090   1.30% to 1.40%   1.61%    29.48%   to     29.61%
2008            2,421,334    83.76   to     84.70   205,009,214   1.30% to 1.40%   1.68%   -38.65%   to    -38.59%
2007            2,937,093   136.53   to    137.93   404,960,122   1.30% to 1.40%   1.49%     3.66%   to      3.76%


                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                                 At December 31                                 For the Year Ended December 31
-----------------------------------------------------------------  -------------------------------------------------------------
                                Unit Fair Value                     Expense Ratio   Investment         Total Return
                                   Lowest to           Net Assets      Lowest         Income             Lowest to
Year          Units              Highest ($)(4)           ($)        to Highest(1)    Ratio(2)          Highest (3)
-------------------------- -------------------------   ------------ --------------- ----------  -------------------------------
High-Income Bond Fund (Class 3)
2011                253,203   79.82   to       80.96    20,491,234  1.30% to 1.40%    7.32%         0.56%   to             0.66%
2010                287,610   79.38   to       80.43    23,121,444  1.30% to 1.40%    7.29%        13.54%   to            13.66%
2009                334,808   69.91   to       70.76    23,685,327  1.30% to 1.40%    7.13%        37.21%   to            37.34%
2008                352,080   50.95   to       51.52    18,134,272  1.30% to 1.40%    6.99%       -24.82%   to           -24.75%
2007                404,046   67.78   to       68.47    27,657,188  1.30% to 1.40%   10.61%        -0.01%   to             0.09%

International Fund (Class 3)
2011              1,006,795   42.59   to       43.20    43,473,502  1.30% to 1.40%    1.67%       -15.05%   to           -14.97%
2010              1,195,394   50.14   to       50.80    60,705,085  1.30% to 1.40%    2.04%         5.77%   to             5.87%
2009              1,417,411   47.40   to       47.98    67,987,799  1.30% to 1.40%    1.55%        41.26%   to            41.40%
2008              1,671,356   33.56   to       33.94    56,701,012  1.30% to 1.40%    1.82%       -42.91%   to           -42.85%
2007              2,080,064   58.78   to       59.38   123,482,824  1.30% to 1.40%    1.46%        18.43%   to            18.55%

U.S. Government/AAA-Rated Securities Fund (Class 3)
2011                591,640   39.71   to       40.28    23,809,754  1.30% to 1.40%    1.81%         6.06%   to             6.17%
2010                687,580   37.44   to       37.94    26,067,499  1.30% to 1.40%    1.72%         4.35%   to             4.45%
2009                753,235   35.88   to       36.32    27,342,808  1.30% to 1.40%    2.38%         1.15%   to             1.25%
2008                920,427   35.47   to       35.87    33,001,741  1.30% to 1.40%    2.85%         6.16%   to             6.27%
2007                855,535   33.41   to       33.76    28,870,237  1.30% to 1.40%    7.29%         5.15%   to             5.26%

Growth and Income Portfolio (Class VC)
2011             23,295,497    8.19   to     8.65(5)   240,195,562  1.15% to 2.30%    0.75%        -8.22%   to            -7.15% (6)
2010             21,726,327    8.92   to     9.31(5)   249,602,582  1.15% to 2.30%    0.58%        14.76%   to            16.07%
2009             21,685,033    7.78   to     8.03(5)   218,701,580  1.15% to 2.30%    1.02%        17.54%   to        22.85% (10)(6)
2008             22,178,040    6.61   to     6.83(5)   191,962,266  1.15% to 2.05%    1.55%       -37.97%   to           -37.15%
2007             20,216,084   10.66   to    10.86(5)   281,634,255  1.15% to 2.05%    1.32%         0.82%   to             2.25%

Mid-Cap Value Portfolio (Class VC)
2011              2,028,107   12.68   to       12.99    26,314,421  1.52% to 1.77%    0.19%        -5.70%   to            -5.46%
2010              2,497,517   13.45   to       13.75    34,280,758  1.52% to 1.77%    0.39%        23.23%   to            23.54%
2009              2,906,341   10.91   to       11.13    32,294,873  1.52% to 1.77%    0.47%        24.40%   to            24.71%
2008              3,725,186    8.77   to        8.92    33,200,982  1.52% to 1.77%    1.11%       -40.42%   to           -40.27%
2007              5,311,917   14.73   to       14.94    79,277,583  1.52% to 1.77%    0.38%        -1.18%   to            -0.94%

Sterling Capital Select Equity VIF
2011                161,090    8.20   to     8.71(5)     1,391,970  1.52% to 2.17%    1.09%        -6.52%   to            -5.48%
2010                190,884    8.78   to     9.21(5)     1,745,230  1.52% to 2.17%    1.27%         8.98%   to            10.24%
2009                221,514    8.05   to     8.35(5)     1,836,714  1.52% to 2.17%    1.00%        16.71%   to        23.46% (10)(6)
2008                271,911    6.96   to     7.16(5)     1,932,960  1.52% to 2.02%    1.57%       -38.91%   to           -38.37%
2007                335,934   11.40   to    11.62(5)     3,879,807  1.52% to 2.02%    2.01%        -8.29%   to            -7.29%

Sterling Capital Special Opportunities VIF
2011                916,394   13.78   to       14.28    13,013,539  1.52% to 2.17%    0.00%        -5.60%   to            -4.99%
2010              1,035,403   14.60   to    15.03(5)    15,483,642  1.52% to 2.17%    0.06%        13.58%   to            14.48%
2009              1,117,946   12.85   to    13.12(5)    14,612,765  1.52% to 2.17%    0.00%    27.30% (10)  to            41.37% (6)
2008                979,881    9.12   to     9.28(5)     9,070,268  1.52% to 2.02%    0.15%       -35.04%   to           -34.71% (6)
2007                721,360   14.04   to    14.22(5)    10,239,903  1.52% to 2.02%    0.00%        10.96%   to            11.70%

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                                 At December 31                            For the Year Ended December 31
--------------------------------------------------------------------------------------------------------------------------
                                Unit Fair Value                     Expense Ratio  Investment       Total Return
                                   Lowest to          Net Assets       Lowest        Income           Lowest to
Year          Units              Highest ($)(4)          ($)        to Highest(1)   Ratio(2)        Highest (3)
----------  ----------- --------------------------  ------------- ---------------  ----------  ---------------------------
Sterling Capital Strategic Allocation Equity VIF
2011             167,616    8.83   to     9.32 (5)    1,554,013   1.52% to 2.17%   0.79%        -9.55%       to       -8.72%
2010             198,013    9.76   to    10.21 (5)    2,012,635   1.52% to 2.17%   1.52%        12.22%       to       13.24%
2009             254,380    8.70   to     9.01 (5)    2,284,872   1.52% to 2.17%   0.86%        23.36%       to       26.47% (10)(6)
2008             341,013    7.10   to     7.31 (5)    2,485,457   1.52% to 2.02%   1.35%       -39.88%       to      -39.16% (6)
2007             396,678   11.82   to    12.01 (5)    4,754,397   1.52% to 2.02%   2.78%        -0.30%       to        0.53%

Sterling Capital Total Return Bond VIF
2011             600,917   12.30   to    12.91 (5)    7,732,666   1.52% to 2.17%   3.63%         4.13%       to        4.50% (6)
2010             750,050   11.82   to    12.36 (5)    9,243,994   1.52% to 2.17%   3.85%         5.35%       to        6.10% (6)
2009             813,916   11.22   to    11.65 (5)    9,457,386   1.52% to 2.17%   4.02%         5.05% (10)  to        6.93% (6)
2008             881,670   10.57   to    10.89 (5)    9,579,684   1.52% to 2.02%   4.13%         1.12%       to        1.82% (6)
2007             786,205   10.45   to    10.70 (5)    8,405,798   1.52% to 2.02%   4.13%         3.12%       to        4.86%

MTB Managed Allocation Fund - Moderate Growth II
2011                  34    8.98   to     9.09              305   1.52% to 1.77%   1.82%        -7.33%       to       -6.93%
2010                  39    9.69   to     9.77              375   1.52% to 1.77%   0.86%         8.51%       to        8.89%
2009                  44    8.93   to     8.97              394   1.52% to 1.77%   0.00%        23.48%       to       23.73%
2008                 234    7.23   to     7.25            1,697   1.52% to 1.77%   4.81%       -30.15%       to      -29.81%
2007                  20   10.30   to    10.38              207   1.52% to 1.77%   1.94%         3.05% (8)   to        3.81% (8)

Franklin Income Securities Fund (Class 2)
2011           9,098,783   10.18   to    10.68       95,709,571   1.15% to 2.30%   5.37%         0.04%       to        1.21% (6)
2010           4,540,183   10.18   to    10.56 (5)   47,357,563   1.15% to 2.30%   6.03%         9.89%       to       11.38% (6)
2009           2,198,185    9.26   to     9.48 (5)   20,645,365   1.15% to 2.30%   7.12%        25.18% (10)  to       34.05% (6)
2008           1,013,572    7.00   to     7.07 (5)    7,131,063   1.15% to 2.05%   6.92%       -30.02% (9)   to      -29.30% (9)(6)
2007                   -       -                -             -               -       -             -                     -

Franklin Templeton VIP Founding Funds Allocation Fund (Class 2)
2011           4,603,619    8.66   to     9.08 (5)   41,094,450   1.15% to 2.30%   0.02%        -3.82%       to       -2.67%
2010           3,952,710    9.01   to     9.32 (5)   36,380,043   1.15% to 2.30%   2.29%         7.43%       to        8.99% (6)
2009           3,482,506    8.39   to     8.56 (5)   29,523,958   1.15% to 2.30%   2.86%        25.44% (10)  to       28.76% (6)
2008           2,814,991    6.56   to     6.64       18,615,929   1.15% to 2.05%   4.22%       -34.40% (9)   to      -33.55% (9)(6)
2007                   -       -             -                -               -       -             -                     -

Allocation Balanced Portfolio (Class 3)
2011           7,633,479   11.04   to    11.57 (5)   86,485,664   1.15% to 2.30%   1.56%        -1.83%       to       -0.69% (6)
2010           2,867,378   11.25   to    11.65 (5)   32,841,923   1.15% to 2.30%   4.17%         5.65% (11)  to        6.81% (11)(6)
2009                   -       -             -                -               -       -             -                     -
2008                   -       -             -                -               -       -             -                     -
2007                   -       -             -                -               -       -             -                     -

Allocation Growth Portfolio (Class 3)
2011           1,220,227    9.94   to    10.48       12,402,687   1.15% to 2.30%   1.17%        -8.72%       to       -7.67% (6)
2010             411,426   10.89   to    11.17 (5)    4,539,712   1.30% to 2.30%   2.24%         8.15% (11)  to        9.39% (11)(6)
2009                   -       -             -                -               -       -             -                     -
2008                   -       -             -                -               -       -             -                     -
2007                   -       -             -                -               -       -             -                     -


                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                              At December 31                                        For the Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------------
                             Unit Fair Value                        Expense Ratio  Investment         Total Return
                                Lowest to            Net Assets       Lowest         Income             Lowest to
Year             Units        Highest ($)(4)            ($)         to Highest(1)    Ratio(2)           Highest(3)
----------  -------------  ----------------------  -------------  ----------------  ---------- --------------------------------
Allocation Moderate Growth Portfolio (Class 3)
2011          12,970,069   10.29   to    10.81(5)   136,999,346   1.15% to 2.30%     1.39%     -5.75%       to     -4.66%(6)
2010           4,992,596   10.92   to    11.34(5)    55,508,068   1.15% to 2.30%     3.21%      7.12%(11)   to      8.38%(11)(6)
2009                   -       -             -                -               -         -          -                   -
2008                   -       -             -                -               -         -          -                   -
2007                   -       -             -                -               -         -          -                   -

Allocation Moderate Portfolio (Class 3)
2011          10,906,627   10.72   to    11.27(5)   120,030,610   1.15% to 2.30%     1.41%     -4.13%       to     -3.02%(6)
2010           3,880,104   11.18   to    11.62(5)    44,214,654   1.15% to 2.30%     3.88%      6.60%(11)   to      7.77%(11)(6)
2009                   -       -             -                -               -         -          -                   -
2008                   -       -             -                -               -         -          -                   -
2007                   -       -             -                -               -         -          -                   -

Real Return Portfolio (Class 3)
2011          16,606,426   11.61   to    12.17(5)   197,603,434   1.15% to 2.30%     0.00%      3.59%       to      4.79%(6)
2010           7,405,888   11.20   to    11.62(5)    84,421,305   1.15% to 2.30%     2.25%      0.08%(11)   to      1.23%(11)
2009                   -       -             -                -               -         -          -                   -
2008                   -       -             -                -               -         -          -                   -
2007                   -       -             -                -               -         -          -                   -

----------
(1) These amounts represent the annualized contract expenses of the variable account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying investment portfolio have been excluded. For additional information on charges and deductions, see footnote 4.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the variable account from the underlying investment portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable account is affected by the timing of the declaration of dividends by the underlying portfolio in which the variable account invests. The average net assets are calculated by adding ending net asset balances at the end of each month of the year and dividing it by the number of months that the portfolio had an ending asset balance during the year.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying investment portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return range is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract total returns are not within the range presented due to a variable account being added to a product during the year.

(4) The unit fair value range is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract unit values are not within the range presented due to differences in the unit fair value at the products launch date and other market conditions.

(5) Individual contract unit fair values are not all within the range presented due to differences in the unit fair value at a product's launch date and other market conditions.

(6) Individual contract total returns are not all within the total return range presented due to a variable account being added to a product during the year.

                           VARIABLE SEPARATE ACCOUNT
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

----------
(7) For the period from the effective date of January 29, 2007 to December 31, 2007.

(8) For the period from the effective date of February 5, 2007 to December 31, 2007.

(9) For the period from the effective date of February 4, 2008 to December 31, 2008.

(10) For the period from the effective date of May 13, 2009 to December 31, 2009.

(11) For the period from the effective date of January 19, 2010 to December 31, 2010.

[LOGO]

                        AMERICAN GENERAL ASSURANCE COMPANY

                        Audited Statutory Financial Statements
                        December 31, 2011 and 2010

                      AMERICAN GENERAL ASSURANCE COMPANY

                INDEX TO AUDITED STATUTORY FINANCIAL STATEMENTS
                         AND SUPPLEMENTAL INFORMATION

                                                                          PAGE
Report of Independent Auditors                                             3

Statutory Financial Statements
   Statutory Statements of Admitted Assets, Liabilities and
   Capital and Surplus                                                   5 to 6
   Statutory Statements of Operations                                      7
   Statutory Statements of Changes in Capital and Surplus                  8
   Statutory Statements of Cash Flows                                      9
   Notes to Financial Statements - Statutory Basis
           1  Nature of Operations                                         10
           2  Summary of Significant Accounting Policies                   10
           3  Investments                                                  20
           4  Fair Value Measurements                                      25
           5  Aggregate Policy Reserves and Deposit Fund
              Liabilities                                                  27
           6  Premium Deferred and Uncollected                             27
           7  Reinsurance                                                  28
           8  Federal Income Taxes                                         29
           9  Capital and Surplus                                          33
           10 Retirement Plans, Deferred Compensation,
              Postemployment Benefits, Compensated Absences and
              Other Postretirement Benefit Plans                           34
           11 Commitments and Contingencies                                37
           12 Related Party Transactions                                   38
           13 Reconciliation to Annual Statements                          39
           14 Subsequent Events                                            39
Supplemental Information
   Supplemental Schedule of Assets and Liabilities                         41
   Supplemental Investment Risks Interrogatories                           43
   Supplemental Summary Investment Schedule                                47

[LOGO]

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of American General Assurance Company

We have audited the accompanying statutory statement of admitted assets, liabilities and capital and surplus of American General Assurance Company (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., as of December 31, 2011 and 2010, and the related statutory statements of operations, of changes in capital and surplus, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Illinois Department of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 2 to the financial statements, in 2010, the Company received a permitted practice to restate the additional paid-in surplus and unassigned deficit components of surplus, similar to the statutory basis of accounting for a quasi-reorganization.

--------------------------------------------------------------------------------
PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4714, www.pwc.com/us

Our audit was conducted for the purpose of forming an opinion on the basic statutory basis financial statements taken as a whole. The accompanying Supplemental Schedule of Assets and Liabilities, Supplemental Summary Investment Schedule and Supplemental Investment Risk Interrogatories (collectively, the "Schedules") of the Company as of December 31, 2011 and for the year then ended are presented for purposes of additional analysis and are not a required part of the basic statutory basis financial statements. The effects on the Schedules of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2 of the statutory basis financial statements. As a consequence, the Schedules do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2011 and for the year then ended. The Schedules have been subjected to the auditing procedures applied in the audit of the basic statutory basis financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic statutory basis financial statements taken as a whole.

[LOGO]

May 25, 2012

                      AMERICAN GENERAL ASSURANCE COMPANY
 STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS

                                                                DECEMBER 31,
                                                              -----------------
                                                                2011     2010
                                                              -------- --------
                                                               (In Thousands)
 ADMITTED ASSETS
 Cash and investments
    Bonds - unaffiliated                                      $144,814 $106,572
    Bonds - affiliated                                               -   13,000
    Preferred stocks                                                50       49
    Common stocks - affiliated                                   8,534    8,511
    Cash, cash equivalents and short-term investments            8,166   38,014
    Contract loans                                                 133      225
    Other invested assets                                        1,099    6,855
                                                              -------- --------
 Total cash and investments                                    162,796  173,226

 Amounts recoverable from reinsurers                               577      242
 Amounts receivable under reinsurance contracts                    262    1,450
 Current federal income tax recoverable                          2,078      685
 Deferred tax asset                                              4,815    3,260
 Accrued investment income                                       1,288    1,289
 Premiums due, deferred and uncollected                          7,822    8,433
 Receivable from affiliates                                          -      288
 Other assets                                                      805    1,434
                                                              -------- --------
 Total admitted assets                                        $180,443 $190,307
                                                              ======== ========

See accompanying notes to statutory financial statements.

                      AMERICAN GENERAL ASSURANCE COMPANY
 STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS
                                  (CONTINUED)


                                                                DECEMBER 31,
                                                              -----------------
                                                                2011     2010
                                                              -------- --------
                                                               (In Thousands)
 LIABILITIES AND CAPITAL AND SURPLUS
 Liabilities:
    Policy reserves and contractual liabilities:
        Life and annuity reserves                             $  7,952 $  7,803
        Liabilities for deposit-type contracts                     799      721
        Accident and health reserves                            44,006   43,390
        Policy and contract claims                               8,418   10,920
                                                              -------- --------
    Total policy reserves and contractual liabilities           61,175   62,834

    Experience rated refund                                      5,166    6,505
    Payable to affiliates                                           47      181
    Accrued expenses                                             5,155    5,854
    Other liabilities                                            4,007    5,061
    Asset valuation reserve                                      2,391    3,819
                                                              -------- --------
 Total liabilities                                              77,941   84,254
                                                              -------- --------
 Capital and surplus:
    Common stock                                                 2,500    2,500
    Gross paid-in and contributed surplus                       40,084   39,951
    Special surplus funds                                        8,339   11,198
    Unassigned surplus                                          51,579   52,404
                                                              -------- --------
 Total capital and surplus                                     102,502  106,053
                                                              -------- --------
 Total liabilities and capital and surplus                    $180,443 $190,307
                                                              ======== ========

See accompanying notes to statutory financial statements.

                      AMERICAN GENERAL ASSURANCE COMPANY
                      STATUTORY STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                                2011     2010
                                                              -------  -------
                                                               (In Thousands)
 REVENUES
    Premiums and annuity considerations                       $43,389  $53,358
    Net investment income                                      12,713   10,206
    Amortization of interest maintenance reserve                 (963)    (936)
    Commissions and expense allowances                          6,344    8,344
    Other income                                                    6        2
                                                              -------  -------
 Total revenues                                                61,489   70,974
                                                              -------  -------
 BENEFITS AND EXPENSES
    Death benefits                                              8,910    6,987
    Surrender benefits                                            115       24
    Other benefits                                             14,474   16,707
    Change in life, annuity, accident and health reserves      (1,142)  (5,802)
    Commissions                                                20,424   26,977
    General insurance expenses                                  5,968    9,868
    Taxes, licenses, and fees                                   2,000    1,868
    Other expenses                                                 10       25
                                                              -------  -------
 Total benefits and expenses                                   50,759   56,654
                                                              -------  -------
 Net gain from operations before federal income taxes          10,730   14,320
 Federal income tax                                             1,703    4,602
                                                              -------  -------
 Net gain from operations                                       9,027    9,718
 Net realized capital gains                                        18    2,021
                                                              -------  -------
 Net income                                                   $ 9,045  $11,739
                                                              =======  =======

See accompanying notes to statutory financial statements.

                      AMERICAN GENERAL ASSURANCE COMPANY
            STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                         COMMON   GROSS PAID-
                           AND      IN AND    SPECIAL
                        PREFERRED CONTRIBUTED SURPLUS  UNASSIGNED TOTAL CAPITAL
                          STOCK     SURPLUS    FUNDS    SURPLUS    AND SURPLUS
                        --------- ----------- -------  ---------- -------------
                                            (In Thousands)
Balance at January 1,
  2010                   $2,500     $39,909   $19,974   $ 30,584    $ 92,967
   Net income                                             11,739      11,739
   Net change in
     unrealized
     capital losses                                         (241)       (241)
   Change in deferred
     tax                                                  (1,101)     (1,101)
   Change in
     non-admitted
     assets                                                1,989       1,989
   Change in
     liability for
     reinsurance in
     unauthorized
     companies                                               348         348
   Change in asset
     valuation reserve                                       327         327
   Impact of SSAP 10R
     incremental
     deferred tax
     assets                                       (17)                   (17)
   Change in
     additional
     paid-in surplus                     42                               42
   Amortization of
     special surplus                           (8,759)     8,759           -
                         ------     -------   -------   --------    --------
Balance at
  December 31, 2010       2,500      39,951    11,198     52,404     106,053
   Net income                                              9,045       9,045
   Net change in
     unrealized
     capital losses                                       (3,292)     (3,292)
   Change in deferred
     tax                                                   2,409       2,409
   Change in
     non-admitted
     assets                                               (2,987)     (2,987)
   Change in
     liability for
     reinsurance in
     unauthorized
     companies                                               (36)        (36)
   Change in asset
     valuation reserve                                     1,428       1,428
   Impact of SSAP 10R
     incremental
     deferred tax
     assets                                     1,524                  1,524
   Prior period
     corrections (See
     Note 2)                                              (1,175)     (1,175)
   Change in
     additional
     paid-in surplus                    133                              133
   Dividends to
     stockholder                                         (10,600)    (10,600)
   Amortization of
     special surplus                           (4,383)     4,383           -
                         ------     -------   -------   --------    --------
Balance at
  December 31, 2011      $2,500     $40,084   $ 8,339   $ 51,579    $102,502
                         ======     =======   =======   ========    ========

See accompanying notes to statutory financial statements.

                      AMERICAN GENERAL ASSURANCE COMPANY
                      STATUTORY STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                             -----------------
                                                               2011      2010
                                                             --------  -------
                                                               (In Thousands)
CASH FROM OPERATIONS
Premium and annuity considerations collected, net of
  reinsurance                                                $ 43,843  $58,258
Net investment income                                          12,442    8,642
Other income                                                    6,350    8,286
                                                             --------  -------
Total revenues received                                        62,635   75,186
                                                             --------  -------
Benefits paid                                                  25,477   28,520
Commissions and expenses paid                                  29,071   40,065
Federal income taxes                                            3,104    2,907
                                                             --------  -------
Total benefits and expenses paid                               57,652   71,492
                                                             --------  -------
Net cash provided by operations                                 4,983    3,694
                                                             --------  -------
CASH FROM INVESTMENTS
Proceeds provided by investments sold, matured or repaid:
   Bonds                                                       23,047   21,502
   Stocks                                                           -    3,033
   Other invested assets                                          632        -
                                                             --------  -------
Total proceeds provided by investments sold, matured or
  repaid                                                       23,679   24,535
                                                             --------  -------
Cost of investments acquired:
   Bonds                                                       47,971       16
   Other invested assets                                            -      570
                                                             --------  -------
Total cost of investments acquired                             47,971      586
Net decrease in contract loans                                    (92)      (9)
                                                             --------  -------
Net cash (used in) provided by investing activities           (24,200)  23,958
                                                             --------  -------
CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Net deposits on deposit-type contract funds                        65      720
Dividends paid to stockholder                                 (10,600)       -
Other, net                                                        (96)  (2,876)
                                                             --------  -------
Net cash used in financing and miscellaneous activities       (10,631)  (2,156)
                                                             --------  -------
Net (decrease) increase in cash and short-term investments    (29,848)  25,496
Cash, cash equivalents and short-term investments at
  beginning of year                                            38,014   12,518
                                                             --------  -------
Cash, cash equivalents and short-term investments at end of
  year                                                       $  8,166  $38,014
                                                             ========  =======

See accompanying notes to statutory financial statements.

                      AMERICAN GENERAL ASSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

American General Assurance Company ("AGAC" or the "Company") is a wholly owned subsidiary of SunAmerica Financial Group, Inc. ("SAFG"), which in turn is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG").

The Company is a stock life insurance company domiciled and licensed under the laws of the State of Illinois and is subject to regulation by the Illinois Department of Insurance ("ILDOI"). The Company is also subject to regulation by the states in which it is authorized to transact business.

The Company currently concentrates the marketing of its group life and health products on worksites and associations. The group products generally include life, accidental death & dismemberment, critical illness, dental, vision and disability income coverage. The Company is licensed in 49 states and the District of Columbia.

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance and financial products.

The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the ILDOI. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"), as described herein.

The ILDOI recognizes only statutory accounting practices prescribed or permitted by the State of Illinois for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Illinois Insurance Law. The National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures Manual ("NAIC SAP"), has been adopted as a component of prescribed or permitted practices by the State of Illinois. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company does not employ any prescribed or permitted accounting practices that differ from NAIC SAP.

Certain classifications and format changes have been made to prior year amounts to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting practices prescribed or permitted by the ILDOI requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenues and expenses during the period.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The areas of significant judgments and estimates include the following:

    .  Application of other-than-temporary impairments ("OTTI");
    . Estimates with respect to income taxes, including recoverability of deferred tax assets ("DTA");
    . Fair value measurements of certain financial assets; and . Policy reserves for life insurance contracts.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's statutory statements of admitted assets, liabilities and capital and surplus, statutory statements of operations and statutory statements of cash flows could be materially affected.

SIGNIFICANT ACCOUNTING POLICIES

Bonds

Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a rating in over one year from the NAIC's Security Valuation Office ("SVO") receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and
(3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. If the decline in fair value of a bond is considered to be other-than-temporary, the cost basis is written down to fair value and the amount of the write-down is recognized as a realized loss. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continued review of its investments. The discount or premium on bonds is amortized using the effective yield method.

All residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS") were defined to be loan-backed and structured securities ("LBaSS") for 2010. The definition of LBaSS was expanded in 2011 to include certain securities that were previously accounted for pursuant to the guidance for bonds, other than LBaSS. The additional securities included in LBaSS in 2011 includes, but is not limited to, pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are stated at amortized cost, except for those with a NAIC designation of "6" or "6*". LBaSS with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. LBaSS that have not been filed and have not received a rating in over one year from the NAIC's SVO receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Securities filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that
(1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with a NAIC 5* designation are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other than temporary. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Risk-based capital ("RBC") charges are based on the final NAIC designation. For LBaSS, NAIC designations are determined with a multi-step approach. The initial designation is used to determine the statement value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways for 2011. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock and PIMCO, respectively. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified rating based on an NAIC matrix and the Company's statement value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the NAIC's SVO, interest only securities, and those securities with an original NAIC designation of 1, 5*, 6, or 6*, the final NAIC designation is based on the SVO or Acceptable Rating Organization ("ARO") rating and is not subject to a modified rating or financial modeling.

Preferred Stocks

Preferred stocks with NAIC designations of "1" through "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized investment losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other than temporary.

Common Stocks

Investments in U.S. domiciled insurance Subsidiary, Controlled, and Affiliated ("SCA") entities are recorded based on the underlying audited statutory equity of the respective entity's statutory financial statements, adjusted for unamortized goodwill, if applicable. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized investment gains or losses. Dividends received from such affiliates are recorded as investment income when received.

Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments that have original maturities of three months or less at date of purchase and are stated at amortized cost, which approximates fair value. Short-term investments consist of securities that have original maturities of greater than three months and less than twelve months at date of purchase and are stated at amortized cost, which approximates fair value.

Contract Loans

Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the contract cash surrender value are considered non-admitted assets.

Other Invested Assets

Other invested assets principally consist of investments in limited partnerships and limited liability companies and are accounted for using the equity method. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, shall be reported using an equity method as defined in Statement of Statutory Accounting Principles ("SSAP") No. 97 - "Investments in Subsidiary, Controlled and Affiliated Entities, A Replacement of SSAP No. 88" ("SSAP 97"). Pursuant to SSAP 97, such investments are generally reported based on audited U.S. GAAP equity, with subsequent adjustment to a statutory basis of accounting, if applicable.

Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, were generally recorded based on the underlying audited U.S. GAAP equity of the investee, with some prescribed exceptions. SSAP No. 48 - "Joint Ventures, Partnerships and Limited Liability Companies" ("SSAP 48"), allows the use of (a) the U.S. GAAP basis equity as set forth in the footnote reconciliation of foreign GAAP equity and income to U.S. GAAP within the audited foreign GAAP financial

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

statements or (b) the International Financial Reporting Standards ("IFRS") basis equity in the audited IFRS prepared financial statements as an acceptable basis for the valuation of minor/non-controlled investments. In addition, the audited U.S. tax basis equity may also be used in certain circumstances.

All investments in other invested assets in which underlying audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets as required by SSAPs 48 and/or 97. The Company did not have any non-admitted partnership investments at December 31, 2011 and 2010. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized investment gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other-than-temporary are recognized as realized losses.

Investment Income

Due and accrued income is excluded from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days or is uncertain, and for mortgage loans when loans are foreclosed or delinquent in payment for greater than 90 days, or when collection of interest is uncertain.

Net Realized Capital Gains (Losses)

Realized investment gains and losses, which are determined by using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the interest maintenance reserve ("IMR").

Bonds Impairments

The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value.

For LBaSS, a non-interest related (i.e., credit related) OTTI (resulting from a decline in value due to fundamental credit problems of the issuer) is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. When this occurs, the LBaSS is written down to fair value.

In assessing whether a non-interest impairment has occurred for LBaSS, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities. When estimating future cash flows, management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

       .  Current delinquency rates;
       .  Expected default rates and timing of such defaults;
       .  Loss severity and timing of any such recovery;
       .  Expected prepayment speeds; and
       .  Ratings of securities underlying structured products.

In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Non-admitted Assets

All assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs, prepaid assets, electronic data processing ("EDP") equipment assets, agents' balances or other receivables over 90 days, are excluded from admitted assets and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets amounted to $7 million and $4 million at December 31, 2011 and 2010, respectively.

IMR

The IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest related investment gains and losses resulting from sales (net of taxes) and interest related OTTI (net of taxes). An interest related OTTI occurs when the Company, at the balance sheet date, has the intent to sell an investment or does not have the intent and ability to hold the security before recovery of the cost of the investment. For LBaSS, if the Company recognizes an interest related OTTI, the non-interest related OTTI is booked to the asset valuation reserve ("AVR"), and the interest related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold. The negative IMR balances of $3 million and $4 million were considered non-admitted assets at December 31, 2011 and 2010, respectively.

AVR

The AVR is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are accounted for as direct increases or decreases in surplus.

Policy Reserves and Deposit Fund Liabilities

Life, annuity, and health reserves are developed by actuarial methods and are determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the ILDOI. The Company does not return unearned premiums when a loss is incurred. The Company returns unearned premiums upon cancellation of its policies. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the future valuation of net premiums exceed the future guaranteed gross premiums on any insurance in force.

The reserve for future policy benefits includes aggregate actuarial reserves prepared in accordance with state statutes and administrative regulations. The reserves are stated after deductions for reinsurance ceded to other companies primarily on a coinsurance basis. The aggregate reserve for life policies has been calculated primarily using the Net Level Reserve Method. The 1958 Commissioners Standard Ordinary Mortality and the 1980 Commissioners Extended Term Mortality Table assuming interest rates of 3 percent to 4.5 percent, have been principally used in making these reserve computations. The aggregate reserve for accident and health policies consists primarily of Present Value of Amounts Not Yet Due on claims using the 1987 Commissioners Group Disability Table using interest rates from 4.00 percent to 4.50 percent.

For future benefits payable on current waiver of premium claims, disabled life reserves have been based on the 1970 Kreiger Table, assuming an interest rate from 3.25 percent to 7.75 percent. For claims reported and unreported to the Company on which available information is insufficient to establish the tabular reserve, the Company carries an average claims value based on past experience.

The Company performs annual cash flow testing in accordance with the Actuarial Opinion and Memorandum Regulation to ensure adequacy of the reserves. No additional reserves were required in 2011 or 2010 as a result of this analysis.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

At December 31, 2011, the Company had Life policy reserves of $664 thousand for which gross premiums are less than the net premiums according to the standard calculation set by the State of Illinois.

Policy and Contract Claims

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analysis. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Premiums and Related Expenses

Life premiums are recognized as income over the premium paying periods of the related policies. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Acquisition costs such as sales commissions and other expenses related to the production of new business are charged to the statutory statements of operations as incurred.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Allocated Expenses

Pursuant to a cost allocation agreement, the Company purchases administrative, investment management, accounting, marketing and data processing services from AIG or its subsidiaries. The allocation of costs for investment management services is based on the level of assets under management. The allocation of costs for other services is based on estimated levels of usage, transactions or time incurred in providing the respective services.

Income Taxes

The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the statutory statements of operations represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory book basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the statutory statements of operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory book income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

A net DTA or deferred tax liabilities ("DTL") is included in the statutory statements of admitted assets, liabilities and capital and surplus, which reflects the expected future tax consequences of temporary differences between the statement values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTA and DTL is reflected in a separate component of unassigned surplus. Net DTA are limited to their admissible amount according to a prescribed formula.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

CORRECTION OF ERRORS

SSAP No. 3, "Accounting Changes and Corrections of Errors" requires that corrections of errors related to prior periods be reported as adjustments to unassigned surplus.

During 2011, the Company corrected the long term disability and life reserves as a result of errors in calculations. These out-of-period errors corrected change in life, annuity, accident and health reserves, resulting in a $1.2 million decrease to surplus.

These errors are immaterial to the 2011 statutory financial statements taken as a whole.

ACCOUNTING CHANGES

SSAP 5R

SSAP No. 5, "Liabilities, Contingencies and Impairments of Assets" ("SSAP 5") was revised ("SSAP 5R") effective January 1, 2011 to adopt Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 460, Guarantees, with modifications. These revisions require entities to record a liability it has undertaken in issuing a guarantee even if the likelihood of having to make a payment under the guarantee is remote. These changes did not have a material impact on the Company's statutory financial statements.

SSAP 35R

SSAP No. 35, "Guaranty Fund and Other Assessments" ("SSAP 35") was revised ("SSAP 35R") effective January 1, 2011 to adopt the GAAP guidance in ASC 405-30 "Insurance-Related Assessments" (Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments") with some modifications. The revised SSAP modifies the requirement for recognizing liabilities for insurance related assessments. Under the new guidance the liability is not recognized until the event obligating the entity to pay a probable or imposed assessment has occurred. This impacts prospective-premium based guaranty fund assessments as the event that obligates the entity is the writing of, or becoming obligated to write or renew the premiums on which future assessments are to be based. These revisions primarily affect property and casualty companies and did not have a material impact on the Company's statutory financial statements.

SSAP 43R

SSAP No. 43R, "Loan-backed and Structured Securities" ("SSAP 43R") was revised effective January 1, 2011 to require that gains and losses be bifurcated between the IMR and the AVR based on management's analysis, regardless of whether the gain or loss occurs due to a sale or a loss occurs due to OTTI.

In addition, revisions to the definition of LBaSS has expanded the population of investments that are classified as LBaSS, including but not limited to pass-through securities, lease-backed securities, equipment trust certificates and credit tenant loans. These changes did not have a material impact on the Company's statutory financial statements.

SSAP 10R

SSAPs No. 10R, "Income Taxes - Revised, A Temporary Replacement of SSAP No. 10" ("SSAP 10R"), modifies two components of the admission calculation that may be utilized by certain reporting entities subject to RBC requirements that meet certain RBC thresholds: a) an up to three year reversal period for temporary differences instead of one year and b) 15 percent capital and surplus limit instead of 10 percent. Gross DTA are also subject to reduction by a valuation allowance if it is more likely than not that some portion or all of the gross DTA will not be realized. This guidance was originally temporarily effective for annual 2009 and interim and annual 2010 statutory financial statements. Subsequent adopted revisions extended the SSAP 10R sunset clause through 2011 and incorporated additional disclosures for tax-planning strategies. The increased amount in admitted DTA is separately reported in the statutory statement of changes in capital and surplus and the capital and surplus section of the statutory statement of admitted assets, liabilities and capital and surplus. See Note 8 for further detail.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SSAP 101

Effective January 1, 2012, SSAP No. 101, "Income Taxes" ("SSAP 101") states that statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks that corresponds with the Internal Revenue Code tax loss carryback provisions but not to exceed three years for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within three years of the balance sheet date or 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, provided the Company's end of year RBC is greater than 300 percent, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTL taking into account the tax character of the DTA and DTL and the reversal pattern of the temporary differences.

DIFFERENCES IN STATUTORY ACCOUNTING AND U.S. GAAP ACCOUNTING

The accompanying statutory financial statements have been prepared in accordance with accounting practices prescribed or permitted by the ILDOI. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows.

Under NAIC SAP, investments in insurance subsidiaries are recorded based upon the underlying statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net investment income. Under U.S. GAAP, subsidiaries' financial statements are combined with the parent company's financial statements through the consolidation accounting. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company's investment in the subsidiaries.

Under NAIC SAP, certain assets designated as "non-admitted," principally a negative IMR, certain DTA, receivables, computer software, agents' debit balances, receivables over 90 days, and prepaid expenses, are excluded from the accompanying statutory statements of admitted assets, liabilities, and capital and surplus and are charged directly to unassigned surplus.

Under NAIC SAP, the policy acquisition costs that vary with and are primarily related to the acquisition of new business are expensed when incurred. Under U.S. GAAP, acquisition costs related to interest-sensitive life insurance contracts, investment contracts, and participating life insurance contracts, to the extent recoverable from future gross profits, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs are amortized over the premium-paying period of the related contracts using assumptions that are consistent with those used in computing policy benefit reserves.

Under NAIC SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset and under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

Under NAIC SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premiums, and unpaid losses ceded to reinsurers not licensed to assume such business. Changes to these amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Under NAIC SAP, policy and contractual liabilities ceded to reinsurers have been reported as reductions of the related reserves, rather than as assets as required under U.S. GAAP.

Under NAIC SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the Company within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the Company based on management's estimates and judgments.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Under NAIC SAP, the Commissioner's Reserve Valuation Method is used for the majority of individual insurance reserves; under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under NAIC SAP; under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

Under NAIC SAP, reserves for deposit-type contracts are based upon their accumulated values, discounted at an annual statutory effective rate, while under U.S. GAAP, reserves for deposit-type contracts are recorded at their accumulated values.

Under NAIC SAP, SSAP 10R modifies two components of the admission calculation that may be utilized by certain reporting entities subject to RBC requirements that meet certain RBC thresholds: a) an up to three year reversal period for temporary differences instead of one year and b) 15 percent capital and surplus limit instead of 10 percent. Gross DTA are also subject to reduction by a valuation allowance if it is more likely than not that some portion or all of the gross DTA will not be realized. This guidance was originally temporarily effective for annual 2009 and interim and annual 2010 financial statements. Subsequent adopted revisions extended the SSAP 10R sunset clause through 2011 and incorporated additional disclosures for tax-planning strategies.

Under NAIC SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4 - 6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

Under NAIC SAP, all single-class and multi-class MBS or other ABS (e.g., collateralized mortgage obligations ("CMO"), MBS and ABS) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. LBaSS that were other-than temporarily impaired prior to October 1, 2008 were written down to fair value. Bonds and other than LBaSS that were other-than temporarily impaired were written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all fixed maturity securities, if it is determined that a decline in fair value is other than temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-interest portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

Under NAIC SAP, joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, were generally recorded based on the underlying audited U.S. GAAP equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies are carried at equity or cost depending on the equity ownership position and equity in earnings of partnerships carried at equity is recorded as investment income.

Under NAIC SAP, the AVR is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. Changes to the AVR are charged or credited directly to unassigned surplus.

Under NAIC SAP, the Company reports an IMR which represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed income investments, principally bonds and mortgage loans. Such gains or losses are amortized into income on a straight-line basis over the remaining period to maturity based on groupings of individual securities sold in five-year bands. Realized gains

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

and losses are reported net of tax and transfers to the IMR, below net gain from operations. Under U.S. GAAP, pretax realized gains and losses are reported as a component of total revenues, with related taxes included in taxes from operations.

The Company ceded its credit life and credit accident and health business effective December 31, 2006 under an indemnity coinsurance agreement. Under NAIC SAP, the Company recorded a reserve credit for the ceded reserves, and the reinsurance transaction resulted in a deferred gain recorded directly to special surplus funds. These deferred gains will be amortized into unassigned surplus as the Company is relieved of its legal liability to the policyholders and the reinsured reserves reduce. On a U.S. GAAP basis, the Company recorded an operating loss on the transaction, primarily due to premium deficiency loss recognition on the ceded business.

A reconciliation of the Company's statutory net income to U.S. GAAP net income and statutory capital and surplus to U.S. GAAP shareholder's equity for the years ended December 31, 2011 and 2010 is as follows:

                                          NET INCOME (LOSS) CAPITAL AND SURPLUS
                                          ----------------  ------------------
                                            2011     2010     2011      2010
                                          -------  -------  --------  --------
                                                     (In Thousands)
As reported on a statutory basis          $ 9,045  $11,739  $102,502  $106,053
   Unrealized gains (losses) on
     invested assets                            -        -     9,252     2,340
   Deferred acquisition costs and costs
     of insurance purchased                  (719)  (1,345)      449     1,168
   Reserves                                (2,821)     223    (3,962)   (2,317)
   Premiums receivable                        (24)     (50)       27         -
   IMR                                        963      936         -         -
   Investment income/valuation
     differences                              (74)  (1,171)     (861)     (791)
   Income taxes                              (926)  (2,274)   (2,768)    4,545
   AVR                                          -        -     2,391     3,819
   Non-admitted assets                          -        -     4,743       797
   Earnings of consolidated subsidiaries        -        -    (1,305)   (1,282)
   Other                                     (161)     (81)    2,395     2,571
                                          -------  -------  --------  --------
Total adjustments                          (3,762)  (3,762)   10,361    10,850
                                          -------  -------  --------  --------
As reported on a U.S. GAAP basis          $ 5,283  $ 7,977  $112,863  $116,903
                                          =======  =======  ========  ========

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS

BONDS AND STOCKS

The statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and preferred stocks by major security type at December 31, 2011 are as follows:

                                                GROSS      GROSS
                                    STATEMENT UNREALIZED UNREALIZED ESTIMATED
                                      VALUE      GAIN       LOSS    FAIR VALUE
  DECEMBER 31, 2011                 --------- ---------- ---------- ----------
                                                 (In Thousands)
  Bonds:
     U.S. Government obligations    $  8,000   $ 2,157    $     -    $ 10,157
     Special revenue                  22,517     1,136          -      23,653
     Industrial and miscellaneous    104,312     9,059     (3,950)    109,421
     Hybrid securities                 9,985       806       (822)      9,969
                                    --------   -------    -------    --------
  Total Bonds                        144,814    13,158     (4,772)    153,200
  Preferred Stocks                        50         5          -          55
                                    --------   -------    -------    --------
  Total Bonds and Preferred Stocks  $144,864   $13,163    $(4,772)   $153,255
                                    ========   =======    =======    ========

The statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and preferred stocks by major security type at December 31, 2010 are as follows:

                                                 GROSS      GROSS
                                     STATEMENT UNREALIZED UNREALIZED ESTIMATED
                                       VALUE      GAIN       LOSS    FAIR VALUE
 DECEMBER 31, 2010                   --------- ---------- ---------- ----------
                                                  (In Thousands)
 Bonds:
    U.S. Government obligations      $  7,992    $  990    $     -    $  8,982
    Special revenue                     1,836        37          -       1,873
    Industrial and miscellaneous       86,759     5,909     (6,188)     86,480
    Hybrid securities                   9,985       889        (88)     10,786
    Parent, subsidiaries, and
      affiliates                       13,000         -          -      13,000
                                     --------    ------    -------    --------
 Total Bonds                          119,572     7,825     (6,276)    121,121
 Preferred Stocks                          49         1         (1)         49
                                     --------    ------    -------    --------
 Total Bonds and Preferred Stocks    $119,621    $7,826    $(6,277)   $121,170
                                     ========    ======    =======    ========

At December 31, 2011 and 2010, bonds carried at amortized cost of $8 million were on deposit with regulatory authorities in accordance with statutory requirements.

At December 31, 2011 and 2010, cost of affiliated common stocks held was $7 million.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The following table summarizes the Company's gross unrealized losses, including amounts on NAIC 6 and 6* bonds, and fair value on investment securities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010 as follows:

                      LESS THAN            12 MONTHS
                      12 MONTHS             OR MORE               TOTAL
                 -------------------  -------------------  -------------------
                                         (In Thousands)
                 ESTIMATED            ESTIMATED            ESTIMATED
                   FAIR    UNREALIZED   FAIR    UNREALIZED   FAIR    UNREALIZED
DECEMBER 31,       VALUE     LOSSES     VALUE     LOSSES     VALUE     LOSSES
2011             --------- ---------- --------- ---------- --------- ----------
Bonds:

   Industrial &
   Miscellaneous  $4,683     $(124)    $23,974   $(3,826)   $28,657   $(3,950)

   Hybrid
   securities      2,923      (572)      2,250      (250)     5,173      (822)
                  ------     -----     -------   -------    -------   -------
Total             $7,606     $(696)    $26,224   $(4,076)   $33,830   $(4,772)
                  ======     =====     =======   =======    =======   =======

As of December 31, 2011, the Company held 13 individual bond securities that were in an unrealized loss position, of which 7 individual investments were in an unrealized loss position continuously for 12 months or more.

                      LESS THAN            12 MONTHS
                      12 MONTHS             OR MORE               TOTAL
                 -------------------  -------------------  -------------------
                                         (In Thousands)
                 ESTIMATED            ESTIMATED            ESTIMATED
                   FAIR    UNREALIZED   FAIR    UNREALIZED   FAIR    UNREALIZED
DECEMBER 31,       VALUE     LOSSES     VALUE     LOSSES     VALUE     LOSSES
2010             --------- ---------- --------- ---------- --------- ----------
Bonds:

   U.S.
   Government      $107       $ -      $     -   $     -    $   107   $     -

   Industrial &
   Miscellaneous      -         -       28,006    (6,188)    28,006    (6,188)

   Hybrid
   securities         -         -        2,413       (88)     2,413       (88)

Equity
securities:

   Preferred
   stocks            41        (1)           -         -         41        (1)
                   ----       ---      -------   -------    -------   -------
Total              $148       $(1)     $30,419   $(6,276)   $30,567   $(6,277)
                   ====       ===      =======   =======    =======   =======

As of December 31, 2010, the Company held 11 individual bond securities that were in an unrealized loss position, of which 9 individual investments were in an unrealized loss position continuously for 12 months or more.

At December 31, 2011, the statement value and estimated fair value of bonds by expected maturity are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or repay obligations with or without call or prepayment penalties.

                                                            ESTIMATED
                                                  STATEMENT   FAIR
                                                    VALUE     VALUE
          DECEMBER 31, 2011                       --------- ---------
                                                    (In Thousands)
          Due in one year or less                 $  2,615  $  2,617
          Due after one year through five years     25,375    26,503
          Due after five years through ten years    27,553    29,392
          Due after ten years                       30,903    38,719
          LBaSS                                     58,368    55,969
                                                  --------  --------
          Total                                   $144,814  $153,200
                                                  ========  ========

Bonds in or near default as to payment of principal or interest had an immaterial statement value at December 31, 2011 and 2010. The total amount excluded from due and accrued investment income for bonds was $486 thousand and $424 thousand at December 31, 2011 and 2010, respectively.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

At December 31, 2011, the Company's bond portfolio included $9 million of bonds not rated investment grade by the NAIC guidelines (categories 3-6). These bonds accounted for 4.7 percent of the Company's total assets and 5.2 percent of invested assets. The holdings of below investment grade bonds are well diversified and of satisfactory quality based on the Company's investment policies and credit standards.

At December 31, 2011, the Company had no individual investments that exceeded 10 percent of the Company's total capital and surplus. At December 31, 2010 the Company's investments included two investments that exceeded 10 percent of the Company's total capital and surplus. One investment was a short-term money market investment of $38 million, the other was an affiliated bond of $13 million.

LBASS

The Company determines fair value of LBaSS based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations ("CDO") are priced by approved commercial pricing vendors and broker dealer quotations. A small portion of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management's judgments.

The fair value and statement value of the Company's LBaSS as of December 31, 2011 and 2010 were as follows:

                                       ESTIMATED  STATEMENT
                                       FAIR VALUE   VALUE
                    DECEMBER 31, 2011  ---------- ---------
                                          (In Thousands)
                         LBaSS          $55,969    $58,368

                                       ESTIMATED  STATEMENT
                                       FAIR VALUE   VALUE
                    DECEMBER 31, 2010  ---------- ---------
                                          (In Thousands)
                         LBaSS          $20,128    $25,557

Prepayment assumptions for single class, multi-class MBS and ABS were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

At December 31, 2011 and 2010, the Company had exposure to a variety of LBaSS including, but not limited to, RMBS, CMBS and CDO. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of its quarterly surveillance process, the Company takes into account many of these characteristics in making its assessment of OTTI.

At December 31, 2011 and 2010, the Company did not have any securities within the scope of SSAP 43R with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

At December 31, 2011, the Company held the following LBaSS for which it had recognized non-interest related OTTI subsequent to the adoption of SSAP 43R:

           BOOK/ADJUSTED                                                            DATE OF
           CARRYING VALUE                                                          FINANCIAL
           AMORTIZED COST PRESENT VALUE OF            AMORTIZED COST               STATEMENT
           BEFORE CURRENT    PROJECTED     RECOGNIZED AFTER CURRENT  FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI      CASH FLOWS       OTTI         OTTI      TIME OF OTTI  REPORTED
-----      -------------- ---------------- ---------- -------------- ------------- ---------
                                            (In Thousands)
466247KF9      $  154          $  114         $40         $  114        $  113       4Q09
466247KE2         601             566          35            566           269       1Q10
466247KF9         112              61          51             61           114       1Q10
466247KE2         537             524          13            524           271       3Q10
126694LE6       2,916           2,908           8          2,908         2,446       4Q10
126694LE6       2,852           2,814          38          2,814         2,458       1Q11
466247KE2         472             461          11            461           435       1Q11
466247KE2         441             439           2            439           379       2Q11
466247KE2         419             371          48            371           387       3Q11
126694LE6       2,732           2,693          39          2,693         2,455       3Q11
126694LE6       2,614           2,604          10          2,604         2,368       4Q11

The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

                    LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
DECEMBER 31, 2011  --------------------  --------------------  --------------------
                                            (In Thousands)
                   ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
                   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                   ---------- ---------- ---------- ---------- ---------- ----------
LBaSS                $4,445     $(627)    $23,573    $(3,727)   $28,018    $(4,354)

                    LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
DECEMBER 31, 2010  --------------------  --------------------  --------------------
                                            (In Thousands)
                   ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
                   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                   ---------- ---------- ---------- ---------- ---------- ----------
LBaSS                $    -     $ (23)    $20,644    $(5,550)   $20,644    $(5,573)

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

The Company does not have any LBaSS for which it is not practicable to estimate fair values in accordance with SSAP No. 100, "Fair Value Measurements".

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The following table presents a roll-forward of the non-interest related OTTI for LBaSS for the years ended December 31, 2011 and 2010 is as follows:

                                                                 2011    2010
                                                                 ----    ----
                                                                 (In Thousands)
     Opening Balance                                             $189    $ 56

     Increases due to:
        Credit impairments on new securities subject to
          impairment losses                                         -      42
        Additional credit impairment on previously impaired
          investments                                             148      91
     Reduction due to:
        Credit impaired securities fully disposed for which
          there was no prior intent or requirement to sell         42       -
                                                                  ----    ----
     Ending Balance                                              $295    $189
                                                                  ====    ====

OTHER INVESTED ASSETS

The following pertains to other invested assets at December 31, 2011 and 2010, respectively:

                                                     2011    2010
                                                    ------  ------
                                                    (In Thousands)
               Investments in limited partnerships  $1,099  $6,855

The Company recorded no impairment write-downs in joint ventures and partnerships in 2011 or 2010.

INVESTMENT INCOME

Major categories of net investment income are as follows:

                                                   YEARS ENDED
                                                  DECEMBER 31,
                                                ----------------
                                                  2011     2010
                                                -------  -------
                                                 (In Thousands)
               Bonds                            $ 8,371  $10,301
               Preferred stocks                       3        3
               Common stocks                          -       16
               Contract loans                        10       12
               Short-term investments and cash       30       64
               Other invested assets              4,605       11
                                                -------  -------
               Gross investment income           13,019   10,407
               Investment expenses                 (306)    (201)
                                                -------  -------
               Net investment income            $12,713  $10,206
                                                =======  =======

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

CAPITAL GAINS AND LOSSES

The net realized capital gains (losses) for 2011 and 2010 are summarized below:

                                                 YEARS ENDED
                                                 DECEMBER 31,
                                                 -------------
                                                 2011   2010
                                                 ----  ------
                                                 (In Thousands)
                  Bonds                          $24   $  471
                  Preferred & common stocks        -    1,541
                                                 ---   ------
                  Gross realized gains            24    2,012
                  Federal income tax expense      (9)     (39)
                  Net losses transferred to IMR    3       48
                                                 ---   ------
                  Net realized capital gains     $18   $2,021
                                                 ===   ======

Proceeds from sales of bonds and preferred stocks, excluding maturities, and related gross realized capital gains and losses are as follows:

                                                 2011   2010
                                                 ----  ------
                                                 (In Thousands)
                   Proceeds                      $355  $8,683

                   Gross realized gains          $ 30  $  457
                   Gross realized losses            -     (71)
                                                 ----  ------
                   Total realized capital gains  $ 30  $  386
                                                 ====  ======

Change in unrealized appreciation (depreciation) of investments for 2011 and 2010 are summarized below:

                                                          YEARS ENDED
                                                          DECEMBER 31,
                                                       ----------------
                                                         2011     2010
                                                       -------  -------
                                                        (In Thousands)
       Bonds                                           $    23  $   (23)
       Preferred & common stocks                            24   (1,631)
       Other invested assets                            (5,124)   1,413
       Federal income tax benefit                        1,785        -
                                                       -------  -------
       Net change in unrealized losses of investments  $(3,292) $  (241)
                                                       =======  =======

4. FAIR VALUE MEASUREMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts for which the financial instruments could be exchanged in a current or future market transaction.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Bonds: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

Preferred stocks: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

Common stocks (affiliated): Fair value of affiliated common stock is based on value from independent pricing services and broker quotes, when applicable. When those do not apply, the value is determined using the equity method of accounting based on the audited GAAP equity of the entity, excluding non-admitted amount.

Contract loans: The fair values of policy loans were not estimated as the Company believes it would have to expend excessive costs for the benefits derived.

Other invested assets: Fair value of limited partnerships is accounted for by using the equity method of accounting based upon the fair value of the net assets of the partnerships as determined by the general partners, and approximated statement value

Cash and short-term investments: Statement values approximate fair values because of the relatively short period of time between origination and expected realization.

Policyholder contract deposits: Fair value for policyholder contract deposits associated with investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

The estimated fair values of the Company's financial instruments compared to their statement values at December 31, 2011 and 2010 were as follows:

                                              2011                2010
                                       ------------------- -------------------
                                       ESTIMATED           ESTIMATED
                                         FAIR    STATEMENT   FAIR    STATEMENT
                                         VALUE     VALUE     VALUE     VALUE
                                       --------- --------- --------- ---------
                                                   (In Thousands)
  Assets:
     Bonds                             $153,200  $144,814  $121,121  $119,572
     Preferred stocks                        55        50        49        49
     Contract loans                         133       133       225       225
     Other invested assets                1,099     1,099     6,855     6,855
     Cash and short-term investments      8,166     8,166    38,014    38,014

  Liabilities:
     Policyholder contract deposits         799       799       721       721

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The Company had no assets and liabilities that are carried at fair value for the years ended December 31, 2011 and 2010.

5. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

The following is a summary by major category for the reserves at December 31, 2011 and 2010:

                                                           2011      2010
                                                        --------  --------
                                                          (In Thousands)
    Life insurance                                      $ 28,046  $ 43,201
    Disability - disabled lives                            3,315     3,247
    Excess valuation of net premium over gross premium       664       770
    Other                                                     13        15
                                                        --------  --------
    Subtotal                                              32,038    47,233
       Reinsurance ceded                                 (24,086)  (39,430)
                                                        --------  --------
    Total life and annuity reserves                        7,952     7,803
                                                        --------  --------
    Accident and health
       Unearned premium reserves                          13,365    12,649
       Present value of amounts not yet due on claims     56,075    63,920
                                                        --------  --------
    Subtotal                                              69,440    76,569
       Reinsurance ceded                                 (25,434)  (33,179)
                                                        --------  --------
    Total accident and health reserves                    44,006    43,390
                                                        --------  --------
    Total aggregate policy reserves                     $ 51,958  $ 51,193
                                                        ========  ========

6. PREMIUM DEFERRED AND UNCOLLECTED

Deferred and uncollected insurance premiums (before deduction for amounts non-admitted) as of December 31, 2011 and 2010 were as follows:

                                    GROSS NET OF
                                    REINSURANCE  NET OF LOADING
                 DECEMBER 31, 2011  ------------ --------------
                                          (In Thousands)
                 Ordinary Renewal      $    -        $    -
                 Group Life             3,515         3,515
                                       ------        ------
                 Total                 $3,515        $3,515
                                       ======        ======

                                    GROSS NET OF
                                    REINSURANCE  NET OF LOADING
                 DECEMBER 31, 2010  ------------ --------------
                                          (In Thousands)
                 Ordinary Renewal      $   (1)       $   (1)
                 Group Life             2,794         2,794
                                       ------        ------
                 Total                 $2,793        $2,793
                                       ======        ======

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Third-Party Administrators ("TPA")

In 2011 the TPAs with direct premiums written of more than 5 percent of surplus were as follows (In Thousands):

 NAME AND ADDRESS OF TPA
 WITH PREMIUMS OF MORE                  EXCLUSIVE  BUSINESS
 THAN 5 PERCENT OF SURPLUS     FEI #    CONTRACT   WRITTEN   AUTHORITY* PREMIUM
 -------------------------   ---------- --------- ---------- ---------- -------
 American Insurance Admin,
   Inc.                      31-1258935    No     Group Life     P      $ 9,883
 3070 Riverside Drive
 Columbus, OH 43221

 Direct Response Ins.
   Admin. Serv.              41-1430210    No     Group A&H      P        6,932
 7930 Century Blvd.
 Chanhassen, MN 53317

 Affinity Insurance Services 36-3442411    No     Group Life     P        6,596
 159 E. County Line Rd.
 Hatboro, PA 19040

                                                                        -------
 Total direct premiums of TPA's with more than 5 percent of
   surplus                                                               23,411
 Total direct premiums of TPA's with less than 5 percent of
   surplus                                                               15,167
                                                                        -------
 Grand total of direct
   premiums for TPA's                                                   $38,578
                                                                        =======
 * P = Premium Collection

7. REINSURANCE

The Company is routinely involved in reinsurance transactions covering all lines of business. Reinsurance involves having other insurance companies agree to accept certain risks from the Company (called "ceded reinsurance") or having the Company accept risks from other insurance companies (called "assumed reinsurance"). The primary purpose of ceded reinsurance is to protect the insurance company from potential losses in excess of what it is prepared to accept. Reinsurance may be on an individual policy basis or for a defined group of policies. Ceded reinsurance is treated as the liability of the Company that accepted the risk ("the reinsurer"); however, if the reinsurer could not meet its obligations, the Company would reassume the liability. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings.

Reinsurance premiums assumed for the years ended December 31, 2011 and 2010 were $0.3 million. Reinsurance premiums ceded for the years ended December 31, 2011 and 2010 was $24 million. No reserves on reinsurance assumed were held at December 31, 2011 and 2010. The reserve credit taken on reinsurance ceded was $50 million and $73 million at December 31, 2011 and 2010, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2011 and 2010, the Company's reinsurance recoverable were $1 million and $2 million, respectively.

Some of the financial institutions to which the Company marketed its credit life and credit accident and health business established captive reinsurers that assume a portion of the risks underwritten by the Company through quota share agreements. Since these reinsurers are unauthorized, the Company requires them to maintain trust accounts to secure any outstanding reinsurance recoverables. However, the Company remains obligated for ceded amounts if the reinsurers do not meet their obligations.

On December 31, 2006, the Company effectively exited the credit life and credit accident and health business entering into a 100 percent indemnity coinsurance agreement, under which Monumental Life Insurance Company, a member of the AEGON group, assumed certain specified in-force business. The Company retains all credit

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

insurance liabilities related to claims arising from losses incurred up to the December 31, 2006 effective date. The Company no longer issues new business for credit insurance.

For employer group life business, the Company limits its exposure to $500 thousand on any one person per policy. For employer long term disability ("LTD"), the Company reinsures risks in excess of $6 thousand of monthly disability income.

8. FEDERAL INCOME TAXES

The components of DTA and DTL and the calculation of the admitted DTA, for the current and prior periods, are as follows (In Thousands):

                         DECEMBER 31, 2011          DECEMBER 31, 2010                CHANGE
                     -------------------------  -------------------------  -------------------------
                     Ordinary Capital   Total   Ordinary Capital   Total   Ordinary Capital   Total
                     -------- -------  -------  -------- -------  -------  -------- -------  -------
Gross DTA            $ 4,827  $ 6,595  $11,422   $3,406  $ 5,832  $ 9,238  $ 1,421  $   763  $ 2,184
Valuation Allowance        -        -        -        -   (5,832)  (5,832)       -    5,832    5,832
                     -------  -------  -------   ------  -------  -------  -------  -------  -------
Adjusted Gross DTA     4,827    6,595   11,422    3,406        -    3,406    1,421    6,595    8,016
DTL                   (1,990)    (307)  (2,297)       -        -        -   (1,990)    (307)  (2,297)
                     -------  -------  -------   ------  -------  -------  -------  -------  -------
Subtotal - Net DTA     2,837    6,288    9,125    3,406        -    3,406     (569)   6,288    5,719
DTA Nonadmitted            -   (4,310)  (4,310)    (146)       -     (146)     146   (4,310)  (4,164)
                     -------  -------  -------   ------  -------  -------  -------  -------  -------
Net Admitted DTA     $ 2,837  $ 1,978  $ 4,815   $3,260  $     -  $ 3,260  $  (423) $ 1,978  $ 1,555
                     =======  =======  =======   ======  =======  =======  =======  =======  =======

The Company has met the necessary RBC levels to be able to admit the increased amount of DTA under SSAP 10R, and an election has been made to admit DTA pursuant to SSAP 10R, which is the same election made for the prior year.

The Company recorded an increase in admitted adjusted gross DTA as the result of its election to employ the provisions of paragraph 10.e. as follows (In Thousands):

                                     DECEMBER 31, 2011       DECEMBER 31, 2010            CHANGE
                                  ----------------------- ----------------------- -----------------------
                                  Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
                                  -------- ------- ------ -------- ------- ------ -------- ------- ------
Increase in Admitted - 10.e.i.     $1,959  $    -  $1,959  $1,754    $-    $1,754   $205   $    -  $  205
Increase in Admitted - 10.e.ii.         -   1,319   1,319       -     -         -      -    1,319   1,319
Increase in Admitted - 10.e.iii.        -       -       -       -     -         -      -        -       -
                                   ------  ------  ------  ------    --    ------   ----   ------  ------
                                   $1,959  $1,319  $3,278  $1,754    $-    $1,754   $205   $1,319  $1,524
                                   ======  ======  ======  ======    ==    ======   ====   ======  ======

Components of the admissibility calculation are as follows (In Thousands):

                                                   DECEMBER 31, 2011        DECEMBER 31, 2010              CHANGE
                                               ------------------------- ------------------------ ------------------------
                                               Ordinary Capital  Total   Ordinary Capital  Total  Ordinary Capital  Total
                                               -------- ------- -------- -------- ------- ------- -------- ------- -------
SSAP 10R, paragraphs 10.a., 10.b., and 10.c.:
(a) Paragraph 10.a.                            $ 1,022  $  265  $  1,287 $ 1,506    $-    $ 1,506 $  (484) $  265  $  (219)
(b) Paragraph 10.b.                                  -     395       395       -     -          -       -     395      395
(c) Paragraph 10.b.i.                                -     395       395       -     -          -       -     395      395
(d) Paragraph 10.b.ii.                           9,612     395    10,007   9,978     -      9,978    (366)    395       29
(e) Paragraph 10.c.                              1,990     307     2,297       -     -          -   1,990     307    2,297
                                               -------  ------  -------- -------    --    ------- -------  ------  -------
(f) Total (a + b + e)                          $ 3,012  $  967  $  3,979 $ 1,506    $-    $ 1,506 $ 1,506  $  967  $ 2,473
                                               =======  ======  ======== =======    ==    ======= =======  ======  =======

SSAP 10R, paragraph 10.e.:

(g) Paragraph 10.e.i.                          $ 2,981  $  265  $  3,246 $ 3,260    $-    $ 3,260 $  (279) $  265  $   (14)
(h) Paragraph 10.e.ii.                               -   1,714     1,714       -     -          -       -   1,714    1,714
(i) Paragraph 10.e.ii.a.                             -   1,714     1,714       -     -          -       -   1,714    1,714
(j) Paragraph 10.e.ii.b.                        13,297   1,714    15,011  14,967     -     14,967  (1,670)  1,714       44
(k) Paragraph 10.e.iii.                          1,846     307     2,153       0     -          -   1,846     307    2,153
                                               -------  ------  -------- -------    --    ------- -------  ------  -------
(l) Total (g + h + k)                          $ 4,827  $2,286  $  7,113 $ 3,260    $-    $ 3,260 $ 1,567  $2,286  $ 3,853
                                               =======  ======  ======== =======    ==    ======= =======  ======  =======

SSAP 10R, paragraph 10.d.:

Total Adjusted Capital                                          $101,759                 $108,118                  $(6,359)
Authorized Control Level                                           3,834                    4,794                     (960)

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The following table shows the percent of adjusted gross DTA and net admitted DTA that are due to tax-planning strategies:

                                               DECEMBER 31, 2011
                                             ---------------------
                                             Ordinary Capital Total
                                             -------- ------- -----
            Adjusted Gross DTA                  0%       0%     0%
            Net Admitted Adjusted Gross DTA     0%       0%     0%

The following table provides the Company's admitted DTA, admitted assets, statutory surplus, and total adjusted capital in the RBC calculation with the DTA calculated under SSAP 10R, paragraphs 10(a) to (c), and the increased balances resulting from application of SSAP 10R, paragraph 10.e., as of December 31, 2011 and 2010 (In Thousands):

                                   DECEMBER 31, 2011         DECEMBER 31, 2010               CHANGE
                               ------------------------- ------------------------- -------------------------
                               Ordinary Capital  Total   Ordinary Capital  Total   Ordinary Capital   Total
                               -------- ------- -------- -------- ------- -------- -------- ------- --------
SSAP 10R, paragraph 10.a. -
  10.c.:

Admitted Net DTA                $1,022  $  660  $  1,682  $1,506    $-    $  1,506  $(484)  $  660  $    176
Admitted Assets Before DTA           -       -   175,628       -     -     186,892      -        -   (11,264)
Adjusted Statutory Surplus           -       -   100,070       -     -      99,779      -        -       291
Total Adjusted Capital from
  DTA                                -       -     1,682       -     -       1,506      -        -       176

Increased balances due to
  SSAP 10R, paragraph 10.e.:

Admitted Net DTA                $1,815  $1,319  $  3,134  $1,754    $-    $  1,754  $  61   $1,319  $  1,380
Admitted Assets Before DTA           -       -   175,628       -     -     186,892      -        -   (11,264)
Statutory Surplus                    -       -     3,134       -     -       1,754      -        -     1,380

The Company is not aware of any significant DTL that are not recognized in the statutory financial statements.

Current tax and change in deferred tax (In Thousands):

                                                              DECEMBER 31,
                                                         ---------------------
                                                          2011   2010   CHANGE
                                                         ------ ------ -------
Current income taxes:
   Federal income tax on the net gains from
     operations                                          $1,703 $4,602 $(2,899)
   Federal income tax on net realized capital gains
     (losses)                                                 9     39     (30)
   Utilization of capital loss carryforwards                  -      -       -
                                                         ------ ------ -------
       Federal income taxes incurred                     $1,712 $4,641 $(2,929)
                                                         ====== ====== =======

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                            DECEMBER 31,
DTA:                                                 -------------------------
                                                       2011     2010    CHANGE
                                                     -------  -------  -------
   Ordinary
       Policyholder reserves                         $ 3,157  $ 1,476  $ 1,681
       Deferred acquisition costs                      1,477    1,738     (261)
       Other                                             193      193        -
                                                     -------  -------  -------
          Subtotal                                     4,827    3,407    1,420
   Statutory valuation allowance adjustment                -        -        -
   Nonadmitted                                             -     (147)     147
                                                     -------  -------  -------
    Admitted ordinary DTA                              4,827    3,260    1,567
                                                     -------  -------  -------
   Capital
       Investments                                     6,595    7,781   (1,186)
       Unrealized gains (losses)                           -   (1,979)   1,979
       Net capital loss carry-forward                      -       30      (30)
                                                     -------  -------  -------
          Subtotal                                     6,595    5,832      763
   Statutory valuation allowance adjustment                -   (5,832)   5,832
   Nonadmitted                                       (4,310)        -   (4,310)
                                                     -------  -------  -------
   Admitted capital DTA                                2,285        -    2,285
                                                     -------  -------  -------
   Admitted DTA                                        7,112    3,260    3,852
                                                     -------  -------  -------

                                                            DECEMBER 31,
DTL:                                                 -------------------------
                                                       2011     2010    CHANGE
                                                     -------  -------  -------
   Ordinary
       Accrued Income                                  1,990        -    1,990
                                                     -------  -------  -------
          Subtotal                                     1,990        -    1,990
   Capital
       Investments                                       113        -      113
       Unrealized gains (losses)                         194        -      194
                                                     -------  -------  -------
          Subtotal                                       307        -      307
                                                     -------  -------  -------
   Admitted DTL                                        2,297        -    2,297
                                                     -------  -------  -------
   Net DTA                                           $ 4,815  $ 3,260  $ 1,555
                                                     =======  =======  =======

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus) (In Thousands):

                                                         DECEMBER 31,
                                                         2011    2010   CHANGE
                                                        ------- ------ -------
Total adjusted DTA                                      $11,422 $9,238 $ 2,184
Total DTL                                                 2,297      -   2,297
                                                        ------- ------ -------
Net adjusted DTL                                        $ 9,125 $9,238    (113)
                                                        ======= ======
Tax effect of unrealized gains (losses)                                 (1,786)
                                                                       -------
Change in deferred income tax for reconciliation below                  (1,899)
Change in valuation allowance on gross DTA                               5,832
Impact of SSAP 10R in surplus                                           (1,524)
                                                                       -------
Change in net deferred income tax                                      $ 2,409
                                                                       =======

Reconciliation: The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows ($ In Thousands):

                                      DECEMBER 31, 2011     DECEMBER 31, 2010
                                            EFFECTIVE TAX         EFFECTIVE TAX
                                    AMOUNT      RATE      AMOUNT      RATE
                                    ------  ------------- ------  -------------
Income tax expense (benefit) at
  applicable rate                   $3,764      35.00%    $5,067      35.00%
Amortization of interest
  maintenance reserve                  337       3.14%       328       2.27%
Prior year return corrections            -       0.00%     2,737      18.90%
Surplus adjustments                   (412)     -3.83%         -       0.00%
Other permanent adjustments            (78)     -0.73%      (468)     -3.23%
Valuation Allowance on unrealized
  gains (losses)                         -       0.00%      (828)     -5.72%
                                    ------      -----     ------      -----
   Total Statutory Income Tax
     Benefit / Expense              $3,611      33.58%    $6,836      47.22%
                                    ======      =====     ======      =====
Federal income taxes incurred       $1,712      15.92%    $4,641      32.06%
Change in net deferred income taxes  1,899      17.66%     2,195      15.16%
                                    ------      -----     ------      -----
   Total statutory income taxes     $3,611      33.58%    $6,836      47.22%
                                    ======      =====     ======      =====

Operating Loss and Tax Credit Carryforward:

At December 31, 2011, the Company had no foreign tax credit carryforwards.

At December 31, 2011, the Company had no operating loss carryforwards.

At December 31, 2011, the Company had no capital loss carryforwards.

The Company had no deposits admitted under Internal Revenue Code section 6603.

The following is income tax incurred for 2010 and 2011 that is available for recoupment in the event of future net losses (In Thousands):

                                Ordinary Capital Total
                                -------- ------- ------
                         2010    $3,956   $  -   $3,956
                         2011     1,472    265    1,737
                                 ------   ----   ------
                         Total   $5,428   $265   $5,693
                                 ======   ====   ======

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Company will join in the filing of a consolidated federal income tax return with AIG. The Company has a written agreement with AIG under which each subsidiary agrees to pay AIG an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

The Internal Revenue Service is currently examining the Company's tax returns for the taxable years 2003 to 2006. Although the final outcome of any issues raised in the examination is uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001 to 2011 remain subject to examination by major tax jurisdictions.

9. CAPITAL AND SURPLUS

RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies, which are under-capitalized and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only because of the insurer's size, but also on the risk profile of the insurer's operations. At December 31, 2011, the Company exceeded RBC requirements that would require any regulatory action.

The Company is subject to Illinois law that imposes restrictions on shareholder dividends. The maximum amount of dividends that can be paid by Illinois domiciled companies without prior approval of the Illinois Insurance Commissioner ("IIC") is limited to the greater of: (1) 10 percent of surplus as regards policyholders as of December 31, 2011; or (2) the net income of such insurer for the period ending December 31, 2011. The maximum amount of dividends that can be paid to the SAFG in the year 2012 without consent of the IIC is $10 million, which represents 10 percent of the Company's surplus as of December 31, 2011.

The Company paid an ordinary cash dividend of $11 million to SAFG, the Company's immediate parent, on June 28, 2011. There were no dividends paid in 2010.

The Company has 2,000,000 shares of capital stock authorized, issued and outstanding as of December 31, 2011, each with a par value of $1.25.

The Company receives an allocation of its proportionate share of variable compensation expense from AIG. AIG forgave the Company's obligation associated with the variable compensation expense allocation in 2011 and 2010. The Company recorded the forgiveness of these obligations as capital contributions in the amount of $133 thousand and $42 thousand for the years ending December 31, 2011 and 2010, respectively, in accordance with paragraph 7 of SSAP No. 72, "Surplus and Quasi-reorganizations" ("SSAP 72"). These transactions did not involve an exchange of funds and had no net impact on the Company's surplus.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS, COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company does not directly sponsor any defined benefit or defined contribution and does not participate in any multi-employer plans.

EMPLOYEE RETIREMENT PLAN

Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

The AIG Retirement Plan ("AIG U.S. Plan") is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the U.S., including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age
65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than 5 years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the "ERISA Plans"). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans were converted from final average pay to cash balance formulas comprised of pay credits based on 6 percent of a plan participant's annual compensation (subject to Internal Revenue Service ("IRS") limitations for the qualified plan) and annual interest credits. However, employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, "Accounting for Pensions":

                                                 2011        2010
                                              ----------  ----------
                                                  (In Thousands)
           Fair value of plan assets          $3,432,515  $3,424,553
           Less projected benefit obligation   4,219,931   3,574,840
                                              ----------  ----------
           Funded status                      $ (787,416) $ (150,287)
                                              ==========  ==========

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2011 and 2010 are set forth in the table below:

                                                 2011               2010
                                          -----------------  -----------------
 Discount rate                                         4.62%              5.50%
 Rate of compensation increase (average)               4.00%              4.00%
 Measurement date                         December 31, 2011  December 31, 2010

In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $177 thousand and $198 thousand for 2011 and 2010, respectively.

The American General Corporation ("AGC") retirement plan was merged into the AIG U.S. Plan effective January 1, 2002. Benefits for AGC participants were changed effective January 1, 2003 to be substantially similar to the AIG U.S. Plan's benefits subject to grandfathering requirements.

SAFG employees began participation and accruing benefits in the AIG U.S. Plan commencing January 1, 2003. Vesting in the AIG plan begins on the later of January 1, 1999 or date of hire for SAFG employees.

The 2010 AIG U.S. Plan information reflects the impact of divestitures of A. I. Credit Corp P & C segment ("AI Credit P&C"), AIG Global Asset Management Holdings Corp. et al ("Bridge"), American Life Insurance Company et al ("ALICO") and American General Finance et al ("AGF") during 2010.

AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan ("SERP"), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

POST-RETIREMENT BENEFIT PLANS

AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age
65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $5 million. The maximum life insurance benefit prior to age 70 is $33 thousand, with a maximum $25 thousand thereafter.

Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 thousand for retirement at age 55 through 59 and $10 thousand for retirement at ages 60 through 64 and $15 thousand from retirement at ages 65 and over.

AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 14, "Postretirement Benefits Other Than Pensions", as of December 31, 2011 and 2010 were $202 million. These obligations are not funded currently. The Company's allocated share of other postretirement benefit plan expenses were $8 thousand and $24 thousand for the years ended December 31, 2011 and 2010, respectively.

Amounts for four Puerto Rico postretirement medical plans have also been included in the 2011 and 2010 figures.

The 2010 postretirement medical plan information reflects the impact of divestiture of AI Credit P&C, Bridge, ALICO and AGF during 2010.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

As sponsor of the AIG U.S. Plan and other benefit plans, AIG is ultimately responsible for the maintenance of these plans in compliance with law. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

OTHER

Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan, including share-based cash settled awards, such as the Stock Salary and Troubled Asset Relief Program Restricted Stock Unit Awards, and several other legacy AIG-sponsored employee compensation plans, that are linked to AIG common stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or the award is replaced with a stock-settled award. Unlike stock-settled awards, which have a fixed grant-date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards is remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG 1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the Company compensation expense totaling $11 thousand and $41 thousand, respectively, related to stock options and restricted stock units granted under these plans.

In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights if certain performance metrics are met. During 2011 and 2010, AIG allocated to the Company $168 thousand and $542 thousand, respectively, for expenses incurred under this plan.

In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees (the "AIG Incentive Savings Plan") which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to 7 percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was, $108 thousand and $132 thousand in 2011 and 2010, respectively. Effective January 1, 2012, the AIG Incentive Savings Plan was amended to change the company matching contribution to 100 percent of the first 6 percent of participant contributions and to allow all employees to contribute up the annual IRS contribution maximum of $17 thousand.

POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include LTD benefits, medical and life insurance continuation and Consolidated Omnibus Budget Reconciliation Act medical subsidies. The costs of these plans are borne by AIG and its subsidiaries.

IMPACT OF MEDICARE MODERNIZATION ACT ON POSTRETIREMENT BENEFITS

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3 million.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


11. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company had commitments to provide funding to various limited partnerships totaling $2 million at December 31, 2011 and 2010. The commitments to invest in limited partnerships and other funds are called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. Of the total commitments at December 31, 2011, $2 million are currently expected to expire by 2012, based on the expected life cycle of the related fund, and the Company's historical funding trends for such commitments.

CONTINGENCY LIABILITIES

The Company leases office space and equipment under lease agreements that expire at various times over the next several years. Rental expenses and future minimum payments for leases having initial or remaining non-cancelable lease terms in excess of one year are immaterial.

All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings. The Company accrued $1 million for these guarantee fund assessments at December 31, 2011, and 2010. The Company has recorded receivables of $1 million at December 31, 2011 and 2010, for expected recoveries against the payment of future premium taxes.

The Company has received industry-wide regulatory inquiries, including a multi-state audit covering compliance with unclaimed property laws and a directive from the New York Insurance Department (the "New York Directive") regarding claims settlement practices. In particular, the above referenced multi-state audit seeks to require insurers to use the Social Security Administration Death Master File ("SSDMF") to identify potential deceased insured notwithstanding that the payee has not presented the Company with a valid claim, to determine whether a death claim is payable, and to take appropriate action. The multi-state audit covers certain policies in force at any time since 1992. The New York Directive generally requires a similar review and action although the time frame under review is different.

Although the Company has enhanced its claims practices to include use of the SSDMF, it is possible that the inquiries, audits and other regulatory activity could result in the payment of additional death claims, additional escheatment of funds deemed abandoned under state laws, administrative penalties and interest. The Company believes that it has adequately reserved for such claims as of December 31, 2011, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate. Additionally, state regulators are considering a variety of proposals that would require life insurance companies to take additional steps to identify unreported deceased policyholders. The Company recorded zero reserves in conjunction with the use of SSDMF.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material effect on the financial position, results of operations or cash flows of the Company.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Company is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economics damages alleged to have been incurred. Based upon information presently available, the company believes that the total amount that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations, cash flows and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economics damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

12. RELATED PARTY TRANSACTIONS

GUARANTEE AND SUPPORT AGREEMENTS WITH AFFILIATES

On March 30, 2011, AIG and the Company entered into an unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that AIG would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage.

OPERATING AGREEMENTS

The Company's short-term investments included investments in the Liquidity Pool, funds managed by an affiliate, AIG Capital Management Corporation, in the amount of $9 million at December 31, 2011 and $38 million at December 31, 2010.

The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2011 and 2010, the Company was charged $6 million and $10 million, respectively, for expenses attributed to the Company but incurred by affiliates.

OTHER

The Company paid an ordinary dividend to SAFG and receives an allocation of its proportionate share of variable compensation expense from AIG. Please refer to
Note 9, Capital and Surplus.

Effective September 15, 2011, a $13 million senior promissory note with SAFG, the Company's immediate parent, matured.

Interest earned in connection with investments in parent, subsidiaries and affiliated companies totaled $511 thousand and $724 thousand during 2011 and 2010, respectively.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

13. RECONCILIATION TO ANNUAL STATEMENTS

There were no adjustments made to the 2011 net income and total capital and surplus as reported in the annual statement.

The following chart summarizes the adjustments made to the 2010 net income and total capital and surplus as reported in the annual statement:

                                                                 2010
                                                       -----------------------
                                                                  TOTAL CAPITAL
                                                       NET INCOME  AND SURPLUS
                                                       ---------- -------------
                                                            (In Thousands)
As reported in the annual statement                     $12,388     $106,053
Prior year return tax true-up                                 -          649
Federal income tax                                         (649)        (649)
                                                        -------     --------
As reported in the accompanying Statutory Financial
  Statements                                            $11,739     $106,053
                                                        =======     ========

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 25, 2012, the date the financial statements were issued.

INSURANCE COMPANY MERGER

On December 31, 2012, the Company intends to merge with and into American General Life Insurance Company ("AGL"), with AGL being the surviving company, to implement a more efficient legal entity structure, while continuing to market products and services under currently existing brands. AGL is also an indirect, wholly owned subsidiary of AIG. The merger transaction is subject to receipt of all required regulatory approvals, including the approvals of certain state insurance departments.

                           SUPPLEMENTAL INFORMATION

                      American General Assurance Company

                Supplemental Schedule of Assets and Liabilities

                               December 31, 2011

                                (In Thousands)

Investment income earned:
   Government bonds                                                    $    437
   Other bonds (unaffiliated)                                             7,423
   Bonds of affiliates                                                      511
   Preferred stocks (unaffiliated)                                            3
   Contract loans                                                            10
   Cash/short-term investments                                               30
   Other invested assets                                                  4,605
                                                                       --------
Gross investment income                                                $ 13,019
                                                                       ========
Other long term assets - statement value                               $  1,099
                                                                       ========
Collateral Loans                                                       $    133
                                                                       ========
Bonds and stocks of parents, subsidiaries and affiliates -
  statement value:
   Common stocks                                                       $  8,534
                                                                       ========
Bonds and short-term investments by class and maturity:
   Bonds and short-term investments by maturity - statement value:
       Due within one year or less                                     $ 17,031
       Over 1 year through 5 years                                       48,587
       Over 5 years through 10 years                                     48,288
       Over 10 years through 20 years                                    25,524
       Over 20 years                                                     14,346
                                                                       --------
   Total maturity                                                      $153,776
                                                                       ========
   Bonds and short-term investments by class - statement value:
       Class 1                                                         $ 90,748
       Class 2                                                           54,495
       Class 3                                                            6,733
       Class 4                                                            1,778
       Class 5                                                               22
       Class 6                                                                -
                                                                       --------
Total by class                                                         $153,776
                                                                       ========
Total bonds and short-term investments publicly traded                 $114,054
                                                                       ========
Total bonds and short-term investments privately placed                $ 39,722
                                                                       ========

                      American General Assurance Company

                               December 31, 2011

                                (In Thousands)

Preferred stocks - statement value                                  $       50
                                                                    ==========
Common stocks - market value                                        $    8,534
                                                                    ==========
Short-term investments - book value                                 $    8,962
                                                                    ==========
Cash on deposit                                                     $     (796)
                                                                    ==========
Life insurance in-force:
   Ordinary                                                         $  209,028
                                                                    ==========
   Credit life                                                      $1,264,534
                                                                    ==========
   Group life                                                       $5,950,942
                                                                    ==========
Amount of accidental death insurance in-force under ordinary
  policies                                                          $      886
                                                                    ==========
Life insurance policies with disability provisions in-force:
   Ordinary                                                         $      454
                                                                    ==========
   Group life                                                       $4,596,720
                                                                    ==========
Group - Not Involving Life Contingencies - Amount of Deposit        $      799
                                                                    ==========
Accident and health insurance - premiums in-force:
   Group                                                            $   23,045
                                                                    ==========
   Credit                                                           $   40,497
                                                                    ==========
Claim payments in 2011:
   Group accident & health:
       2011                                                         $    5,117
                                                                    ==========
       2010                                                         $    4,598
                                                                    ==========
       2009                                                         $    1,467
                                                                    ==========
       2008                                                         $      836
                                                                    ==========
       2007                                                         $      649
                                                                    ==========
       Prior                                                        $    1,849
                                                                    ==========
   Credit accident & health:
       2011                                                         $        -
                                                                    ==========
       2010                                                         $        -
                                                                    ==========
       2009                                                         $        -
                                                                    ==========
       2008                                                         $        -
                                                                    ==========
       2007                                                         $        -
                                                                    ==========
       Prior                                                        $    1,953
                                                                    ==========

                      American General Assurance Company

                 Supplemental Investment Risks Interrogatories

                               December 31, 2011

                                (In Thousands)

1. The Company's total admitted assets as of December 31, 2011 are $180,443 thousand.

2. Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans:

                                                               Percentage of
                                       Descrition of           Total Admitted
  Issuer                                 Exposure       Amount     Assets
  ------                             ------------------ ------ --------------
  a. MERRILL LYNCH MTG TR            Bonds              $9,706      5.38%
  b. AIG LIQUIDITY POOL              Short Term          8,962      4.97%
  c. AMERN GEN INDEMNITY CO COM      Common-Affiliated   8,534      4.73%
  d. SPIRIT MASTR FDG LLC            Bonds               6,733      3.73%
  e. CA WTR SVC CO                   Bonds               5,000      2.77%
  f. CLARION LION PPTYS FD HLDGS LP  Bonds               5,000      2.77%
  g. LAFA YETTE SQ CDO LTD           Bonds               4,954      2.75%
  h. HLTHCARE REIT INC               Bonds               3,995      2.21%
  i. COBANK ACB                      Bonds               3,991      2.21%
  j. ABBEY NATL PLC                  Bonds               3,495      1.94%

3. The Company's total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

Bonds and Short-Term Investments            Preferred Stocks
---------------------------------   --------------------------------
                     Percentage of                     Percentage of
                     Total Admitted                    Total Admitted
NAIC Rating  Amount      Assets     NAIC Rating Amount     Assets
-----------  ------- -------------- ----------- ------ --------------
 NAIC - 1    $90,748     50.29%      P/RP - 1    $ -        0.00%
 NAIC - 2     54,495     30.20%      P/RP - 2     43        0.02%
 NAIC - 3      6,733      3.73%      P/RP - 3      7        0.00%
 NAIC - 4      1,778      0.99%      P/RP - 4      -        0.00%
 NAIC - 5         22      0.01%      P/RP - 5      -        0.00%
 NAIC - 6          -      0.00%      P/RP - 6      -        0.00%

                      American General Assurance Company

                               December 31, 2011

                                (In Thousands)

4. Assets held in foreign investments:

                                                                 Percentage of
                                                                 Total Admitted
                                                         Amount      Assets
                                                         ------- --------------
 a. Total admitted assets held in foreign investments    $15,462      8.57%
 b. Foreign currency denominated investments                   -      0.00%
 c. Insurance liabilities denominated in that same
   foreign currency                                            -      0.00%

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                        Percentage of
                                                        Total Admitted
                                                Amount      Assets
                                                ------- --------------
          a. Countries rated NAIC - 1           $15,462      8.57%
          b. Countries rated NAIC - 2                 -      0.00%
          c. Countries rated NAIC - 3 or below        -      0.00%

6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                       Percentage of
                                                       Total Admitted
                                                Amount     Assets
                                                ------ --------------
          a. Countries rated NAIC - 1
             Country 1: Cayman Islands          $4,954      2.75%
             Country 2: Bermuda                  3,814      2.11%
          b. Countries rated NAIC - 2
             Country 1:                              -      0.00%
             Country 2:                              -      0.00%
          c. Countries rated NAIC - 3 or below
             Country 1:                              -      0.00%
             Country 2:                              -      0.00%

                      American General Assurance Company

                               December 31, 2011

                                (In Thousands)

7. The Company had no unhedged foreign currency exposure.

8. The Company had no unhedged foreign currency exposure.

9. The Company had no unhedged foreign currency exposure.

10.Ten largest non-sovereign (i.e. non-governmental) foreign issues:

                                                     Percentage of
                                                     Total Admitted
                                         NAIC Amount     Assets
                                         ---- ------ --------------
            a. LAFA YETTE SQ CDO LTD      1   $4,954      2.75%
            b. ABBEY NATL PLC             1    3,495      1.94%
            c. BK BUTTERFIELD & SON LTD   2    3,000      1.66%
            d. SUNCORP METWAY LTD         1    1,999      1.11%
            e. INVERSIONES CMPC SA        2    1,000      0.55%
            f. INGERSOLL RAND CO LTD      2      814      0.45%
            g. ST GEORGE BANK LTD         1      200      0.11%
            h. AMERICAN GEN CBO LTD       6        -      0.00%
            i. TIM HELLAS II TELECOM SA   6        -      0.00%

11. Assets held in Canadian investments and unhedged Canadian currency exposure are less than 2.5 percent of the Company's total admitted assets.

12. The company has no admitted assets held in investments with contractual sales restrictions..

13. The Company's admitted assets held in the ten largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class 1) are

                                                             Percentage of
                                                             Total Admitted
     Investment Category / Issuer                     Amount     Assets
     ----------------------------                     ------ --------------
     a. AMERN GEN INDEMNITY CO COM                    $8,534      4.73%
     b. CORTEC GROUP FUND III, LP                        668      0.37%
     c. CROSSROADS CORNERSTONE PRIVATE EQUITY XV, LP     431      0.24%
     d. PECO ENERGY CO                                    46      0.03%
     e. UNION ELEC CO                                      9      0.01%

                      American General Assurance Company

                               December 31, 2011

                                (In Thousands)

14. Assets held in nonaffiliated, privately placed equities are less than 2.5 percent of the Company's total admitted assets.

15.Assets held in general partnership interests are less than 2.5 percent of the Company's total admitted assets.

16.The Company has no mortgage loans at December 31, 2011.

17.The Company has no mortgage loans at December 31, 2011.

18.The Company has no real estate at December 31, 2011.

19.The Company has no mezzanine real estate loans at December 31, 2011.

20.The Company's total admitted assets subject to the following types of agreements as of the following dates:

                                                                Unaudited At End of Each Quarter
                                                               -----------------------------------
                                              At Year-End      1st Quarter 2nd Quarter 3rd Quarter
                                         --------------------  ----------- ----------- -----------
                                                 Percentage of
                                                Total Admitted
                                         Amount     Assets       Amount      Amount      Amount
                                         ------ -------------- ----------- ----------- -----------
a. Securities lending (do not include
  assets held as collateral for such
  transactions                             $-        0.00%         $-          $-          $-
b. Repurchase agreements                    -        0.00%          -           -           -
c. Reverse repurchase agreements            -        0.00%          -           -           -
d. Dollar repurchase agreements             -        0.00%          -           -           -
e. Dollar reverse repurchase agreements     -        0.00%          -           -           -

21. The company has no unattached warrants, options caps and floors at December 31, 2011

22. The Company has no exposure for collars, swaps and forwards at December 31, 2011.

23. The Company has no exposure for futures contracts at December 31, 2011.

                      American General Assurance Company

                   Supplemental Summary Investment Schedule

                               December 31, 2011

                                (In Thousands)

                                                            Admitted Assets as
                                         Gross Investment     Reported in the
                                             Holdings*       Annual Statement
                                        ------------------  ------------------
 Investment Categories                   Amount  Percentage  Amount  Percentage
 ---------------------                  -------- ---------- -------- ----------
 Bonds:
    U.S. treasury securities            $  2,697     1.7%   $  2,697     1.7%

    U.S. government agency
      obligations
    (excluding mortgage-backed
      securities):
        Issued by U.S.
          government sponsored
          agencies                         5,298     3.3%      5,298     3.3%

    Securities issued by
      states, territories, and
      possessions and their
      political subdivisions
      in the U.S.:
        Industrial development
          and similar
          obligations                      4,645     2.9%      4,645     2.9%

    Mortgage-backed securities
      (including residential
      and commercial MBS):
        Pass-through
          securities:
           Issued or
             guaranteed by GNMA                5     0.0%          5     0.0%
           Issued or
             guaranteed by
             FNMA and FHLMC               17,872    11.0%     17,872    11.0%

        CMOs and REMICs:
           All other                      14,247     8.8%     14,247     8.8%

    Other debt and other fixed
      income securities
      (excluding short-term):

        Unaffiliated domestic
          securities (includes
          credit tenant loans
          and hybrid
          securities )                    81,206    49.8%     81,206    49.8%
        Unaffiliated non-U.S.
          securities
          (including Canada)              18,844    11.5%     18,844    11.5%

    Equity interests:

        Preferred stocks:
           Unaffiliated                       50     0.0%         50     0.0%

        Other equity
          securities:
           Affiliated                      8,534     5.2%      8,534     5.2%

    Contract loans                           133     0.1%        133     0.1%

    Cash, cash equivalents and
      short-term investments               8,166     5.0%      8,166     5.0%

    Other invested assets                  1,099     0.7%      1,099     0.7%
                                        --------   -----    --------   -----
    Total invested assets               $162,796   100.0%   $162,796   100.0%
                                        ========   =====    ========   =====

* Gross investment holdings as valued in compliance with NAIC SAP

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF AMERICAN INTERNATIONAL GROUP, INC.)

STATUTORY FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2011 AND 2010

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
INDEX
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                                                                                                      PAGE(S)
REPORT OF INDEPENDENT AUDITORS                                                                                         1-2

STATUTORY-BASIS FINANCIAL STATEMENTS

Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus                                          3

Statutory Statements of Operations                                                                                     4

Statutory Statements of Changes in Capital and Surplus                                                                 5

Statutory Statements of Cash Flows                                                                                     6

Notes to Statutory Financial Statements                                                                                7-76

1.   Nature of Operations                                                                                              7
2.   Summary of Significant Accounting Policies                                                                        7-24
3.   Investments                                                                                                       25-40
4.   Derivative Financial Instruments                                                                                  40-42
5.   Information about Financial Instruments with Off-Balance Sheet Risk                                               43
6.   Fair Value Measurements                                                                                           43-50
7.   Aggregate Policy Reserves and Deposit Fund Liabilities                                                            51-52
8.   Premium and Annuity Considerations Deferred and Uncollected                                                       53
9.   Reinsurance                                                                                                       54-56
10.  Unpaid Claims                                                                                                     57
11.  Federal Income Taxes                                                                                              58-63
12.  Capital and Surplus                                                                                               64
13.  Retirement Plans, Deferred Compensation, Postemployment Benefits, Compensated Absences and Other Postretirement
     Benefit Plans                                                                                                     64-68
14.  Debt                                                                                                              68-69
15.  Commitments and Contingencies                                                                                     69-70
16.  Leases                                                                                                            70
17.  Related Party Transactions                                                                                        71-73
18.  Reconciliation to Annual Statement                                                                                74
19.  Subsequent Events                                                                                                 74-75

SUPPLEMENTAL SCHEDULES

Supplemental Schedule of Assets and Liabilities                                                                        77-80

Supplemental Schedule of Investment Risks Interrogatories                                                              81-88

Supplemental Summary Investment Schedule                                                                               89-90

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of American General Life and Accident Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of American General Life and Accident Insurance Company (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., as of December 31, 2011 and 2010, and the related statutory statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Tennessee Department of Commerce and Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 2 to the financial statements, in 2010, the Company changed its method of accounting for its investment in Maiden Lane II LLC.

As discussed in Note 2 to the financial statements, in 2010, the Company received a permitted practice to restate the additional paid-in surplus and unassigned deficit components of surplus, similar to the statutory basis of accounting for a quasi-reorganization.

Our audit was conducted for the purpose of forming an opinion on the basic statutory basis financial statements taken as a whole. The accompanying Supplemental Schedule of Assets and Liabilities, Supplemental Schedule of Investment Risks Interrogatories and Supplemental Summary Investment Schedule (collectively, the "Schedules") of the Company as of December 31, 2011 and for the year then ended are presented for purposes of additional analysis and are not a required part of the basic statutory basis financial statements. The effects on the Schedules of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2 of the statutory basis financial statements. As a consequence, the Schedules do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2011 and for the year then ended. The Schedules have been subjected to the auditing procedures applied in the audit of the basic statutory basis financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic statutory basis financial statements taken as a whole.

 LOGO

May 25, 2012

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES, AND CAPITAL AND SURPLUS DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

(in thousands of dollars, except share data)

                                                                                                           2011        2010
                                                                                                        ----------  ----------
ADMITTED ASSETS
Cash and invested assets
   Bonds                                                                                                $7,484,180  $7,059,506
   Preferred stocks                                                                                         25,917      26,084
   Common stocks                                                                                            35,340      29,967
   Mortgage loans                                                                                          956,180     986,740
   Real estate                                                                                              41,927      40,340
   Contract loans                                                                                          416,567     427,988
   Short-term investments                                                                                   53,957     534,549
   Other invested assets                                                                                   248,297     250,670
   Cash                                                                                                     (9,310)    (18,959)
                                                                                                        ----------  ----------
          Total cash and invested assets                                                                 9,253,055   9,336,885
Deferred and uncollected premiums, less loading (2011 - $4,193; 2010 - $4,536)                              18,556      12,715
Reinsurance balances recoverable                                                                            13,976      17,919
Current federal income tax recoverable and interest                                                          5,429          --
Accrued investment income                                                                                  127,690     130,848
Net deferred tax assets                                                                                    124,253     130,910
Other assets                                                                                                 7,443       7,508
                                                                                                        ----------  ----------
          Total admitted assets                                                                         $9,550,402  $9,636,785
                                                                                                        ==========  ==========
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities
   Policy reserves and contractual liabilities
       Life and annuity reserves                                                                        $8,141,059  $8,118,233
       Accident and health reserves                                                                        119,052     119,347
       Policyholders' funds                                                                                 88,011      90,610
       Policy and contract claims                                                                          192,352      87,794
                                                                                                        ----------  ----------
          Total policy reserves and contractual liabilities                                              8,540,474   8,415,984
Interest Maintenance Reserve                                                                                44,008      25,662
Accrued expenses                                                                                            54,592      46,267
Payable to Parent, subsidiaries and affiliates                                                              18,442     156,933
Current federal income tax payable                                                                              --      14,462
Reinsurance balances payable                                                                                 9,589      10,660
Asset valuation reserve                                                                                    127,416       9,401
Derivative instruments                                                                                       2,440       5,836
Other liabilities                                                                                          124,141     110,828
                                                                                                        ----------  ----------
          Total liabilities                                                                              8,921,103   8,796,033
                                                                                                        ----------  ----------
Capital and surplus
   Common stock, $5 par value; 15,422,400 shares authorized; 15,120,777 shares issued and outstanding       75,604      75,604
   Paid-in surplus                                                                                         422,896     592,334
   Special surplus funds                                                                                    70,855      92,548
   Unassigned surplus                                                                                       59,944      80,266
                                                                                                        ----------  ----------
          Total capital and surplus                                                                        629,299     840,752
                                                                                                        ----------  ----------
          Total liabilities and capital and surplus                                                     $9,550,402  $9,636,785
                                                                                                        ==========  ==========

   The accompanying notes are an integral part of these statutory financial statements.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
STATUTORY STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

(in thousands of dollars)

                                                                                                            2011        2010
                                                                                                         ----------  ----------
PREMIUMS AND OTHER REVENUES
Life and annuity premiums                                                                                $  755,607  $  733,527
Accident and health premiums                                                                                 65,475      72,371
Net investment income                                                                                       628,271     682,125
Amortization of the interest maintenance reserve                                                              6,378      (1,165)
Commissions and expense allowances on reinsurance ceded                                                       8,130      13,921
Reserve adjustments on reinsurance ceded                                                                    (29,052)     (5,314)
Other income                                                                                                    446         856
                                                                                                         ----------  ----------
   Total premiums and other revenues                                                                      1,435,255   1,496,321
                                                                                                         ----------  ----------
BENEFITS AND EXPENSES
Death benefits                                                                                              493,902     385,223
Annuity benefits                                                                                             35,070      36,617
Surrender benefits                                                                                          255,112     245,565
Payments from funds left at interest                                                                         20,373      19,336
Accident and health benefits                                                                                 51,428      59,297
Increase in life, annuity, and accident and health reserves                                                  22,531      28,868
Commissions                                                                                                 155,586     148,527
General expenses                                                                                            185,696     185,929
Insurance taxes, licenses and fees                                                                           31,580      30,205
                                                                                                         ----------  ----------
   Total benefits and expenses                                                                            1,251,278   1,139,567
                                                                                                         ----------  ----------
Income from operations before dividends to policyholders, federal income taxes and net realized capital
  losses                                                                                                    183,977     356,754
Dividends to policyholders                                                                                    1,049       1,216
                                                                                                         ----------  ----------
Income from operations before federal income taxes and net realized capital losses                          182,928     355,538
Federal income tax expense                                                                                    9,134      68,471
                                                                                                         ----------  ----------
Net income from operations before net realized capital losses                                               173,794     287,067
Net realized capital losses after taxes and transfers to IMR                                                  5,392      44,489
                                                                                                         ----------  ----------
   Net income                                                                                            $  168,402  $  242,578
                                                                                                         ==========  ==========

   The accompanying notes are an integral part of these statutory financial statements.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
YEARS ENDED DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                                                                            SPECIAL  UNASSIGNED    TOTAL
                                                                       COMMON    PAID-IN    SURPLUS   SURPLUS   CAPITAL AND
                                                                       STOCK     SURPLUS     FUNDS   (DEFICIT)    SURPLUS
(in thousands of dollars)                                              ------- ----------  --------  ---------- -----------
BALANCES AT JANUARY 1, 2010                                            $75,604 $1,231,661  $ 76,040  $(683,345)  $ 699,960
Net income                                                                  --         --        --    242,578     242,578
Change in net deferred income tax                                           --         --        --    (46,433)    (46,433)
Change in net unrealized capital gains and losses                           --         --        --    (17,677)    (17,677)
Change in net unrealized foreign exchange capital gain                      --         --        --        597         597
Decrease in nonadmitted assets                                              --         --        --     79,892      79,892
Increase in liability for unauthorized reinsurance                          --         --        --         (6)         (6)
Decrease in asset valuation reserve                                         --         --        --     10,903      10,903
Cumulative effect of changes in accounting principle (AVR related to
  MLII - see Note 2)                                                                                     9,601       9,601
Decrease in surplus as a result of reinsurance                              --         --        --     (5,465)     (5,465)
TN permitted practice - quasi-reorganization (see Note 2)                   --   (564,621)       --    564,621          --
Impact of SSAP 10R incremental deferred tax assets                          --         --    16,508         --      16,508
Dividend to parent recorded as return of capital (see Notes 2 and 17)       --    (75,000)       --         --     (75,000)
Dividend to parent                                                          --         --        --    (75,000)    (75,000)
Capital contribution                                                        --        294        --         --         294
                                                                       ------- ----------  --------  ---------   ---------
BALANCES AT DECEMBER 31, 2010                                          $75,604 $  592,334  $ 92,548  $  80,266   $ 840,752
Net income                                                                  --         --        --    168,402     168,402
Change in net deferred income tax                                           --         --        --     26,788      26,788
Change in net unrealized capital gains and losses                           --         --        --    180,215     180,215
Change in net unrealized foreign exchange capital gain                      --         --        --       (480)       (480)
Increase in nonadmitted assets                                              --         --        --    (22,339)    (22,339)
Increase in liability for unauthorized reinsurance                          --         --        --         (6)         (6)
Increase in asset valuation reserve                                         --         --        --   (118,015)   (118,015)
Decrease in surplus as a result of reinsurance                              --         --        --       (565)       (565)
Impact of SSAP 10R incremental deferred tax assets                          --         --   (21,693)        --     (21,693)
Dividend to parent recorded as return of capital (see Notes 2 and 17)       --   (170,503)       --         --    (170,503)
Dividend to parent                                                          --         --        --   (260,397)   (260,397)
Capital contribution                                                        --      1,065        --                  1,065
Impact of correction of overpayment of net reinsurance premiums                                          6,075       6,075
                                                                       ------- ----------  --------  ---------   ---------
BALANCES AT DECEMBER 31, 2011                                          $75,604 $  422,896  $ 70,855  $  59,944   $ 629,299
                                                                       ======= ==========  ========  =========   =========

   The accompanying notes are an integral part of these statutory financial statements.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
STATUTORY STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                                                            2011        2010
(in thousands of dollars)                                               -----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Premiums collected, net of reinsurance                                  $   814,155  $  789,423
Net investment income received                                              574,148     609,969
Commissions and expense allowances received on reinsurance ceded            (20,922)      8,819
Miscellaneous income                                                            446         856
Benefits paid                                                              (748,462)   (752,915)
Insurance expenses paid                                                    (366,435)   (329,517)
Dividends to policyholders                                                   (1,157)       (936)
Federal income taxes paid                                                   (26,416)    (98,202)
                                                                        -----------  ----------
       Net cash provided by operating activities                            225,357     227,497
                                                                        -----------  ----------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Proceeds from sales, maturities or repayments of investments
   Bonds                                                                    856,408     987,429
   Preferred stocks                                                           1,313      35,377
   Common stocks                                                             22,500         780
   Mortgage loans                                                            34,186      49,708
   Real estate                                                               10,457          --
   Other invested assets                                                     11,917       8,660
   Miscellaneous proceeds                                                    11,045       3,030
                                                                        -----------  ----------
       Total investment proceeds                                            947,826   1,084,984
                                                                        -----------  ----------
Cost of investments acquired
   Bonds                                                                 (1,022,036)   (703,977)
   Preferred stocks                                                          (1,106)     (2,009)
   Common stocks                                                            (27,332)     (2,652)
   Mortgage loans                                                                --     (27,801)
   Real estate                                                                  (24)       (212)
   Other invested assets                                                     (5,594)   (143,106)
   Miscellaneous Applications                                               (11,342)         --
                                                                        -----------  ----------
       Total cost of investments acquired                                (1,067,434)   (879,757)
                                                                        -----------  ----------
       Net decrease in contract loans                                        11,448       4,791
                                                                        -----------  ----------
       Net cash (used in) from investing activities                        (108,160)    210,018
                                                                        -----------  ----------
CASH FLOWS FROM FINANCING AND MISCELLANEOUS ACTIVITIES
Capital contribution                                                          1,065         294
Dividends to parent                                                        (260,397)    (75,000)
Other, net                                                                 (328,808)     54,536
                                                                        -----------  ----------
       Net cash used in financing and miscellaneous activities             (588,140)    (20,170)
                                                                        -----------  ----------
       Net (decrease) increase in cash and short-term investments          (470,943)    417,345
CASH AND SHORT-TERM INVESTMENTS
Beginning of year                                                           515,590      98,245
                                                                        -----------  ----------
End of year                                                             $    44,647  $  515,590
                                                                        ===========  ==========

   The accompanying notes are an integral part of these statutory financial statements.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


1. NATURE OF OPERATIONS

   American General Life Insurance Company ("AGLA" or the "Company") is a wholly owned subsidiary of AGC Life Insurance Company (the "Parent Company"). The Parent Company is a wholly owned subsidiary of SunAmerica Financial Group, Inc. ("SAFG"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company's primary business is the sale of individual life, health and annuity insurance products, including universal life products, primarily through a career agency system. The Company sells and services products in 48 states and Washington, D.C. in which it is licensed. The Company directly owns 100% of one property and casualty insurance company, American General Property Insurance Company ("AGPIC"). However, property and casualty insurance operations are not a significant component of the operations of the Company.

   The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance products.

   The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. Continuing volatility in the credit markets may result in additional other-than-temporary impairments ("OTTI") relating to the Company's fixed income investments. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; maintaining a percentage of its portfolio in liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. Although management expects to be able to achieve its plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations or statutory capital and surplus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION

   The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Tennessee Department of Commerce and Insurance ("TDCI"). These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America ("U.S. U.S. GAAP") as described herein.

   The TDCI recognizes only statutory accounting practices prescribed or permitted by the state of Tennessee for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under Tennessee Insurance Law. The National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures manual ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the State of Tennessee. The state has the right to permit other specific practices that deviate from prescribed practices.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by the State of Tennessee is shown below:

                                                                             2011     2010
(in thousands of dollars)                                                  -------- --------
Net Income, Tennessee Basis                                                $168,402 $242,578
State Permitted Practice: Quasi-reorganization                                   --       --
                                                                           -------- --------
Net Income, NAIC SAP                                                       $168,402 $242,578
                                                                           ======== ========
Statutory Capital and Surplus, Tennessee Basis                             $629,299 $840,752
State Prescribed Practice that decreases NAIC SAP: Receivable from parent     9,003 $     --
                                                                           -------- --------
Statutory Capital and Surplus, NAIC SAP                                    $638,302 $840,752
                                                                           ======== ========

   In 2010, the Company received permission from the TDCI to restate the gross paid-in and contributed surplus and the unassigned funds components of its surplus, similar to the restatement of surplus balances that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization. Unassigned funds were restated to $0 as of September 30, 2010 after consideration of the third quarter 2010 extraordinary dividend of $75 million and the permitted restatement adjustment that reclassified a portion of the contributions received from AIG that offset the Company's losses on certain securities as a result of the Company's participation in the AIG Securities Lending Program. In conjunction with the restatement adjustment, the Company also recognized a corresponding decrease in gross paid in and contributed surplus of $565 million. The permitted practice had no impact on either the Company's net income or total capital and surplus. In addition, there was no impact on the Company's risk-based capital ("RBC") results.

   Additionally, the TDCI approved the Company's request to pay an extraordinary dividend of $75 million to the Parent Company during the fourth quarter 2010, pursuant to the Department's standard dividend approval process. Accordingly, the dividend was recorded as a reduction of unassigned funds.

   In 2011, the Company received permission from the TDCI to record dividend payments of $143 million as a return of capital according to the previously permitted practice in 2010, which when combined with prior returns of capital, completely offset AIG's securities lending related contributions. In addition, the TDCI also allowed a dividend payment of $27 million to be recorded from additional paid in capital instead of unassigned surplus in order to maintain a $0 balance for unassigned funds as of September 30, 2011. The permitted practice had no impact on the Company's net income, total capital and surplus or RBC results.

   Certain classifications and format changes have been made to prior year amounts to conform to the current period presentation.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   Use of Estimates

   The preparation of financial statements in conformity with accounting practices prescribed or permitted by the TDCI requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenues and expenses during the period. The areas of significant judgments and estimates include the following:

   .   application of OTTI;

   . estimates with respect to income taxes, including recoverability of deferred tax assets ("DTA");

   .   fair value measurements of certain financial assets; and

   . policy reserves for life, annuity, accident and health insurance contracts, including guarantees.

   These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's Statements of Admitted Assets, Liabilities and Capital and Surplus, Statements of Operations and Statutory Statements of Cash Flows could be materially affected.

   SIGNIFICANT ACCOUNTING POLICIES

   Bonds

   Bonds not backed by other loans are carried at amortized cost, except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a rating in over one year from the NAIC's Securities Valuation Office ("SVO") receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contractual interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. If the decline in fair value of a bond is considered to be other than temporary, the cost basis is written down to fair value and the amount of the write-down is recognized as a realized loss. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continued review of its investments. The discount or premium on bonds is amortized using the effective yield method. Bonds issued by SAFG are nonadmitted to the extent that such investments are not approved by the TDCI.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   All residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS") were defined to be loan-backed and structured securities ("LBaSS") for 2010. The definition of LBaSS was expanded in 2011 to include certain securities that were previously accounted for pursuant to the guidance for bonds, other than LBaSS. The additional securities included in LBaSS in 2011 includes, but is not limited to, pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer.

   LBaSS are stated at amortized cost, except for those with a NAIC designation of "6" or "6*". LBaSS with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. LBaSS that have not been filed and have not received a rating in over one year from the SVO receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Securities filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with a NAIC 5* designation are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other-than-temporary. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed and asset-backed securities were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

   RBC charges are based on the final NAIC designation. For LBaSS, NAIC designations are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways for 2011. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock and PIMCO, respectively. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified rating based on an NAIC matrix and the Company's carrying value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the SVO, interest only securities, and those securities with an original NAIC designation of 1, 5*, 6, or 6*, the final NAIC designation is based on the SVO or Acceptable Rating Organization ("ARO") rating and is not subject to a modified rating or financial modeling.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Preferred Stocks

   Preferred stocks with NAIC designations of "1" through "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value with unrealized investment losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other than temporary.

   Common Stocks

   Unaffiliated common stocks are carried at fair value, with unrealized investment gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other-than-temporary.

   Investments in U.S. domiciled insurance subsidiary, controlled, and affiliated ("SCA") entities are recorded based on the underlying audited statutory equity of the respective entity's financial statements, adjusted for unamortized goodwill, if applicable. Investments in foreign insurance SCA entities are recorded at audited U.S. GAAP adjusted to a statutory basis of accounting, if applicable. All investments in non-insurance SCA entities in which audited U.S. GAAP financial statements are not available, or audited foreign generally accepted accounting principles ("U.S. GAAP") basis financial statements that include a footnote that reconciles net income and equity on a foreign U.S. GAAP basis to U.S. GAAP are not available, have been non-admitted as assets as required by Statement of Statutory Accounting Principles No. 97, "Investments in Subsidiary, Controlled and Affiliated Entities, A Replacement of SSAP No. 88" ("SSAP 97"). Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized investment gains or losses. Dividends received from such affiliates are recorded as investment income when received.

   The Company's insurance subsidiary, AGPIC, is reported based on the Company's ownership interest in the equity in the underlying statutory basis of AGPIC's net admitted assets. The net change in the Company's interest in AGPIC's equity is included in the net unrealized capital gains or losses component of unassigned surplus.

   The Company's non-insurance subsidiary, American General Bancassurance ("AGBA"), is reported based on the Company's ownership interest in the equity in the underlying U.S. GAAP basis of AGBA. Since AGBA did not obtain audited U.S. GAAP basis financial statements, it was nonadmitted for statutory reporting.

   Mortgage Loans

   Mortgage and mezzanine real estate loans are carried at amortized unpaid balances less any allowance for loan loss.

   Interest income on loans is calculated using the effective interest method on the daily balance of the principal amount outstanding. Loan origination fees and costs, other than points, are expensed as incurred.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Loans are monitored, identified, evaluated, segmented and reserved based on certain risk factors, including past due status, debt service coverage rate, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the collateral property is located and condition of the collateral property.

   A loan is identified as impaired when it is probable that interest and principal payments will not be collected according to the contractual terms of the loan agreement. The measurement of impaired loans is generally determined based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if collateral dependent, the fair value of the collateral supported by an internal cash flow analysis, third party broker opinion of value or a third party appraisal report. The allowance amount is calculated as the excess of book value of the individual loan over the fair value of its collateral less estimated costs to sell and obtain. Impairment amounts are established as a valuation allowance against the amortized unpaid balances with a corresponding charge to unrealized gain or loss. Interest income on such impaired loans is recognized when cash is received.

   There are two components of allowance for loan loss: 1) specific loan loss allowance that is determined for individual loans that are specifically identified as impaired ("specific loan loss allowance") and 2) a general reserve for loans with similar risk characteristics that is determined using the current loan-to-value as adjusted, as necessary, to reflect the impact of current conditions ("segment loan loss allowance").

   A specific loan loss allowance is determined based on the fair value of the collateral supported by an internal cash flow analysis, third party broker opinion of value or a third party appraisal report. The allowance amount is calculated as the excess of book value of the individual loan over the fair value of its collateral, net of a sales cost estimate.

   The Company segregates pools of loans with higher risk profiles from the mortgage loan portfolio to determine a segment loan loss allowance, using factors such as risk rating, vintage, maturity date, debt service coverage ratio, loan to value and type of loan. The Company reviews and revises these key assumptions on a quarterly basis based on an analysis of market conditions. The appraised value of the aggregate collateral of the loans with higher risk profile is then reduced by a percentage, which is based on current market conditions. To the extent that the reduced aggregate appraised value of the collateral of the loans with higher risk profiles are lower than their book value, an allowance is recorded. Loans with specific loan loss allowance are excluded from the segment loan loss allowance.

   Temporary impairments of specific loans or pools of loans with higher risk profiles, or any charges thereof, are recognized by adjusting a corresponding specific or segment valuation allowance, with a corresponding charge or credit to unrealized investment gains or losses. OTTI are recorded as realized investment losses, with a related direct write-down to mortgage loans, resulting in a new cost basis for the investment. Interest income on impaired loans is recognized upon receipt.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Real Estate

   Land is reported at cost. Real estate consists of properties occupied by the Company, properties held for the production of income and properties held for sale. Properties occupied by the Company and held for the production of income are carried at depreciated cost, less encumbrances, unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its carrying amount or fair value less estimated costs to sell the property less encumbrances.

   Contract Loans

   Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the policy cash surrender value are considered non-admitted assets.

   Cash and Short-term Investments

   Cash includes cash on hand, and non-interest bearing demand deposits. Short-term investments consist of securities that have original maturities of greater than three months and less than twelve months at date of purchase and are stated at amortized cost, which approximates fair value.

   Derivative Financial Instruments

   All derivative instruments are recognized in the financial statements. Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported as other invested assets or derivative instruments in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus in a manner consistent with the hedged asset or liability ("hedge accounting"). Changes in carrying value or cash flow of derivatives that qualify for hedge accounting are recorded consistently with how the changes in the carrying value or cash flow of the hedged asset or liability are recorded. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge ("ineffective hedges") are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses. Hedge accounting was not used for any derivative instruments in 2011 or 2010.

   Other Invested Assets

   Other invested assets principally consist of investments in limited partnerships and limited liability companies and are accounted for using the equity method. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, shall be reported using an equity method as defined in SSAP 97. Pursuant to SSAP 97, such investments are generally reported based on audited U.S. U.S. GAAP equity, with subsequent adjustment to a statutory basis of accounting, if applicable.

   Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10%) or lacks control, are generally recorded based on the underlying audited U.S. U.S. GAAP equity of the investee, with some prescribed exceptions.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   SSAP No. 48 "Joint Ventures, Partnerships and Limited Liability Companies," ("SSAP 48") allows the use of (a) the U.S. GAAP basis equity as set forth in the footnote reconciliation of foreign U.S. GAAP equity and income to U.S. GAAP within the audited foreign U.S. GAAP financial statements or (b) the International Financial Reporting Standards ("IFRS") basis equity in the audited IFRS prepared financials statements as an acceptable basis for the valuation of minor/non-controlled investments. In addition, the audited U.S. tax basis equity may also be used in certain circumstances.

   All investments in other invested assets in which underlying audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been nonadmitted as assets as required by SSAPs 48 and/or 97. The Company had $14.8 million and $11.4 million in non-admitted partnership investments at December 31, 2011 and 2010, respectively. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized investment gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other-than-temporary are recognized as realized losses.

   Investment Income

   Due and accrued income is excluded from investment income for bonds when collection of interest is overdue by more than 90 days or is uncertain, and for mortgage loans when loans are foreclosed or delinquent in payment for greater than 90 days, or when interest is uncollectible.

   Net Realized Capital Gaines (Losses)

   Realized investment gains and losses, which are determined using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the Interest Maintenance Reserve ("IMR").

   Bond Impairments

   The Company regularly evaluates its investments for OTTI. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

   For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value.

   For LBaSS, a non-interest related (i.e., credit related) OTTI (resulting from a decline in value due to fundamental credit problems of the issuer) is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. When this occurs, the LBaSS is written down to fair value.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   In assessing whether a non-interest related impairment has occurred for LBaSS, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities. When estimating future cash flows, management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

       .  Current delinquency rates;

       .  Expected default rates and timing of such defaults;

       .  Loss severity and timing of any such recovery;

       .  Expected prepayment speeds; and

       .  Ratings of securities underlying structured products.

   In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

   Non-admitted Assets

   All assets specifically designated as non-admitted and assets not designated as admitted, such as negative IMR, a certain portion of DTA, prepaid assets, agents' balances or other receivables over 90 days, leasehold improvements and purchased or internally developed software, are excluded from the Statutory Statement of Admitted Assets, Liabilities and Capital and Surplus and the amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets amounted to $341.5 million and $319.1 million at December 31, 2011 and 2010, respectively, including DTA.

   The admitted value of the Company's EDP equipment and operating software is limited to 3% of capital and surplus, adjusted to exclude any EDP equipment and operating system software, net deferred tax assets and net positive goodwill. The admitted portion is reported at cost, less accumulated depreciation of $26.4 million and $27.0 million at December 31, 2011 and 2010, respectively. EDP equipment and operating software is depreciated using the straight line method over the lesser of its useful life or three years. Non-operating software is depreciated using the straight line method over the lesser of its useful life or five years and is nonadmitted. Other furniture and equipment is depreciated using the straight line method over its estimated useful life and is non-admitted. EDP depreciation expense charged to operations in 2011 and 2010 was $1.3 million and $1.0 million, respectively.

   Interest Maintenance Reserve ("IMR")

   The IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest related investment gains and losses resulting from sales (net of taxes) and interest related OTTI (net of taxes). An interest related OTTI occurs when the Company, at the balance sheet date has the intent to sell an investment or does not have the intent and ability to hold the security, before recovery of the cost of the investment. For LBaSS, if the Company

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   recognizes an interest related OTTI, the non-interest related OTTI is booked to Asset Valuation Reserve ("AVR"), and the interest related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold.

   AVR

   The AVR is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are accounted for as direct increases or decreases in surplus.

   Policy Reserves and Deposit Fund Liabilities

   Life, annuity, accident and health reserves are developed by actuarial methods and are determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the TDCI. Liabilities for deposit funds and other contract liabilities without life contingencies equal either the present value of future payments discounted at the appropriate interest rate or the fund value, if greater.

   The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established where the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or where the net premiums exceed the gross premiums on any insurance in force.

   For ordinary policies issued with temporary extra premiums, reserves are based on standard mortality rates with an additional unearned premium reserve based on the gross extra premium. For ordinary policies issued with permanent extra premiums, reserves are based on appropriate multiples of standard rates of mortality. Extra premiums are charged for substandard lives under life policies. Mean reserves are determined by computing the regular mean reserves for the plan and holding, in addition, a factor times the extra premium charge for the year. The factor varies by duration and type of plan and is based on appropriate multiples of standard rates of mortality.

   For industrial policies, reserves for rated policies are based on substandard mortality tables.

   As of December 31, 2011 and 2010, the Company had $15.0 billion and $14.1 billion of insurance in force, respectively, for which gross premiums are less than the net valuation premiums according to the standard of valuation set by the State of Tennessee. Reserves to cover the gross premium deficiencies were $158.4 million and $150.9 million as of December 31, 2011 and 2010, respectively.

   The tabular interest, tabular less actual reserve released and tabular cost have each been determined by formula as prescribed by the State of Tennessee for all business with the exception of flexible-premium universal life. For these products, this information is from the basic data for the calculation of policy reserves for flexible-premium universal life.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Tabular interest on funds not involving life contingencies is calculated from the basic records used to determine fund liabilities.

   Liabilities related to policyholder funds left on deposit with the Company are equal to fund balances without deduction of any applicable surrender charges.

   Policy and Contract Claims

   Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analysis. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

   Premiums, Annuity Considerations and Related Expenses

   Life premiums are recognized as income over the premium paying periods of the related policies. Annuity considerations are recognized as revenue when received. Accident and health premiums are reflected as premium revenue when written and are earned pro rata over the terms of the policies. The unearned portion of accident and health premiums is reflected as a liability, the change in which is included with benefits paid or provided. Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to the Statutory Statements of Operations as incurred.

   Reinsurance

   Reinsurance premiums and benefits paid or provided are accounted for on basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

   Allocated Expenses

   Pursuant to a cost allocation agreement, the Company purchases administrative, investment management, accounting, marketing and data processing services from AIG or its subsidiaries. The allocation of such costs for investment management services is based on the level of assets under management. The allocation of costs for other services is based on estimated levels of usage, transactions or time incurred in providing the respective services.

   Income Taxes

   The Company is included in the consolidated federal income tax return of AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the Statutory Statement of Operations

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

   Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory book basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the Statutory Statement of Operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory book income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

   A net DTA or deferred tax liability ("DTL") is included in the statutory statement of admitted assets, liabilities and capital and surplus, which reflect the expected future tax consequences of temporary differences between the carrying values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTAs and DTLs is reflected as a separate component of unassigned surplus. Net DTAs are limited to their admissible amount according to SSAP No. 10R, Income Taxes - Revised, a Temporary Replacement of SSAP No. 10" ("SSAP 10R").

   ACCOUNTING CHANGES

   SSAP 5R

   Statement of Statutory Accounting Principle No. 5, "Liabilities, Contingencies and Impairments of Assets" ("SSAP 5") was revised ("SSAP 5R") effective January 1, 2011 to adopt Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 460, Guarantees, with modifications. These revisions require entities to recognize at inception, a liability it has undertaken in issuing a guarantee, even if the likelihood of having to make a payment under the guarantee is remote. These changes did not have a material impact on the Company's financial statements.

   SSAP 10R

   SSAP No. 10R, "Income Taxes - Revised, A Temporary Replacement of SSAP
   No. 10",modifies two components of the admission calculation that may be utilized by certain reporting entities subject to RBC requirements that meet certain RBC thresholds: a) an up to three year reversal period for temporary differences instead of one year and b) 15 percent capital and surplus limit instead of 10 percent. Gross deferred tax assets ("DTAs") are also subject to reduction by a valuation allowance if it is more likely than not that some portion or all of the gross DTA will not be realized. This guidance was originally temporarily effective for annual 2009 and interim and annual 2010 financial statements. Subsequent adopted revisions extended the SSAP No. 10R sunset clause through 2011 and incorporated additional disclosures for tax-planning strategies. The increased amount in admitted DTA is separately reported in the special surplus funds or the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus and in the incremental DTA line of Statutory Statements of Changes in Capital and Surplus. Refer to
   Note 9, Federal Income Taxes for further detail.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   SSAP 35R

   Statement of Statutory Accounting Principle No. 35, "Guaranty Fund and Other Assessments" ("SSAP 35") was revised ("SSAP 35R") effective January 1, 2011 to adopt the U.S. GAAP guidance in ASC 405-30 (SOP 97-3) with some modifications. The revised SSAP modifies the requirement for recognizing liabilities for insurance related assessments. Under the new guidance the liability is not recognized until the event obligating the entity to pay a probable or imposed assessment has occurred. This impacts prospective premium based guaranty fund assessments as the event that obligates the entity is the writing of, or becoming obligated to write or renew the premiums on which future assessments are to be based. These revisions primarily affect property and casualty companies and did not have a material impact on the Company's financial statements.

   SSAP 43R

   Statement of Statutory Accounting Principle No. 43R, "Loan-backed and Structured Securities" ("SSAP 43R") was revised effective January 1, 2011 to require that gains and losses be bifurcated between the IMR and the AVR based on management's analysis, regardless of whether the gain or loss occurs due to a sale, or a loss occurs due to OTTI.

   In addition, revisions to the definition of LBaSS has expanded the population of investments that are classified as LBaSS, including but not limited to pass-through securities, lease-backed securities, equipment trust certificates and credit tenant loans. These changes did not have a material impact on the Company's financial statements.

   SSAP 100

   The Company adopted SSAP No. 100, "Fair Value Measurements" ("SSAP 100"), effective for reporting periods ending December 31, 2010. SSAP 100 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. SSAP 100 also clarifies that consideration of non-performance risk (own credit-risk) should not be reflected in the fair value calculation for liabilities (including derivative liabilities) at subsequent measurement. The adoption of SSAP 100 did not have a material impact on the Company's financial statements.

   SSAP 101

   Effective January 1, 2012, SSAP No. 101, "Income Taxes, A Replacement of SSAP No. 10R and SSAP No.10" ("SSAP 101"), states that statutory DTAs that are more likely than not to be realized are limited to: (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks that corresponds with the Internal Revenue Code tax loss carryback provisions but not to exceed three years for existing temporary differences that reverse by the end of the subsequent calendar year, plus
   (2) the lesser of the remaining gross DTA expected to be realized within three years of the balance sheet date or 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill provided the Company's end of year RBC is greater than 300 percent, plus (3) the amount of the remaining gross DTA that can be offset against existing gross DTLs taking into account the tax character of the DTAs and DTLs and the reversal pattern of the temporary differences. The Company does not

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   expect that these changes will have a material impact on the company's statutory financial statements.

   CORRECTION OF ERRORS

   SSAP 3, requires that corrections of errors related to prior periods be reported as pretax adjustments to unassigned surplus.

   During 2011, the Company discovered that certain policies that had lapsed or terminated on the Company's policy administration system were not always appropriately updated on the reinsurance administration system resulting in over payments of reinsurance premiums over a period of years. The amount of the overpayment was recorded as an increase to uncollected premium and an increase in surplus of $6.1 million. The Company has contacted the reinsurers and deems the amounts to be appropriately recorded as collectible.

   DIFFERENCES IN STATUTORY ACCOUNTING AND U.S. GAAP ACCOUNTING

   The accompanying financial statements have been prepared in accordance with accounting practices prescribed or permitted by the TDCI. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows:

   Under NAIC SAP, investments in insurance subsidiaries are recorded based upon the underlying statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net investment income. Under U.S. GAAP, subsidiaries' financial statements are combined with the parent company's financial statements through the consolidation accounting. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company's investment in the subsidiaries.

   Under NAIC SAP, the Company's non-insurance subsidiary, AGBA, is reported based on the Company's ownership interest in the equity in the underlying U.S. GAAP basis of AGBA. Since AGBA did not obtain audited U.S. GAAP basis financial statements, it was non-admitted for statutory reporting.

   Under NAIC SAP, certain assets designated as "non-admitted", principally certain DTAs, invested assets for which U.S. GAAP basis audited financial statements are not available and other assets not specifically identified as an admitted asset within NAIC SAP, are excluded from the accompanying Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus and are charged directly to unassigned surplus. Under U.S. GAAP, such assets, less applicable allowance accounts, are included as assets on the balance sheet.

   Under NAIC SAP, the policy acquisition costs that vary with and are primarily related to the acquisition of new business are expensed when incurred. Under U.S. GAAP, acquisition costs related to interest-sensitive life insurance contracts, investment contracts, traditional life insurance contracts and certain long duration accident and health insurance, to the extent recoverable from future gross profits, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs are amortized over the premium-paying

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   period of the related contracts using assumptions that are consistent with those used in computing policy benefit reserves.

   Under NAIC SAP, sales inducements are expensed when incurred. Under U.S. GAAP, sales inducements on interest-sensitive life insurance contracts and deferred annuities, to the extent recoverable from future gross profits, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins.

   Under NAIC SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset and under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

   Under NAIC SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premium and unpaid losses ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

   Under NAIC SAP, certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using reinsurance accounting whereas such contracts would be accounted for using deposit accounting under U.S. GAAP.

   Under NAIC SAP, policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves, rather than as assets as would be required under U.S. GAAP.

   Under NAIC SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the Company within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the Company based on management's estimates and judgment.

   Policyholder funds payout annuities not involving life contingencies use different valuation assumptions for NAIC SAP and U.S. GAAP. Under NAIC SAP, prescribed rates of interest are used in the discounting of benefit payments; under U.S. GAAP, company best estimates of interest rates are used.

   Under NAIC SAP, the Commissioner's Reserve Valuation Method is used for the majority of individual insurance reserves; under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under NAIC SAP; under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

   Under NAIC SAP, the CRVM as amended by Actuarial Guideline 43 is used for the majority of individual deferred annuity reserves; under U.S. GAAP, individual deferred annuity policyholder

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder, together with liabilities for certain guarantees under variable annuity contracts.

   Under NAIC SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carry backs for existing temporary difference that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within one year of the balance sheet date or 10 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. For calendar years 2011 and 2010, these limitations have been expanded, at the election of the Company, to include existing temporary differences that reverse by the end of the subsequent three calendar years and 15 percent of the capital and surplus, as adjusted above. The Company has made the election for the calendar years 2011 and 2010. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded, and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized.

   Under NAIC SAP, income tax expense is based upon taxes currently payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits; under U.S. GAAP, changes in deferred taxes are recorded in income tax expense.

   Under NAIC SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4-6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

   Under NAIC SAP, all single-class and multi-class MBS or other ABS (e.g., collateralized mortgage obligations ("CMO"), MBS and ABS) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. LBaSS that were other-than temporarily impaired prior to October 1, 2008 were written down to fair value. Bonds and other than LBaSS that were other-than temporarily impaired were written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all fixed maturity securities, if it is determined that a decline in fair value is other than temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-interest portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   Under NAIC SAP, when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus rather than being included as a component of earnings as would be required under U.S. GAAP. If the impairment is other than temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under U.S. GAAP, valuation allowances would be established when the Company determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such U.S. GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan's original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

   Under NAIC SAP, investments in real estate are reported net of related obligations; under U.S. GAAP, investments in real estate are reported on a gross basis. Under NAIC SAP, real estate owned and occupied by the Company is included in investments; under U.S. GAAP, real estate owned and occupied by the Company is reported as an operating asset, and operating income and expenses include rent for the Company's occupancy of those properties.

   Under NAIC SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized gains or losses. Under U.S. GAAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as realized gains or losses. Under U.S. GAAP, fair value measurement for free standing derivatives incorporate either counterparty's credit risk for derivative assets or the Company's credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under U.S. GAAP, indexed life insurance features in certain variable universal life contracts are bifurcated and accounted for separately as embedded policy derivatives. Under NAIC SAP, non-performance risk (own credit-risk) was not reflected in the fair value calculations for derivative liabilities.

   Under NAIC SAP, joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, were generally recorded based on the underlying audited U.S. GAAP equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies are carried at equity or cost depending on the equity ownership position and equity in earnings of partnerships carried at equity is recorded as investment income.

   Under NAIC SAP, AVR is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. Changes to the AVR are charged or credited directly to unassigned surplus. This is not required under U.S. GAAP.

   Under NAIC SAP, the Company reports an IMR which represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed income investments, principally bonds and mortgage loans. Such gains or losses are amortized into income on a straight-line basis over the remaining period to maturity based on

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   groupings of individual securities sold in five-year bands. Realized gains and losses are reported net of tax and transfers to the IMR, below net gain from operations.

   Under NAIC SAP, policyholder dividends are recognized when declared rather than over the term of the related policies as required under U.S. GAAP.

   Under NAIC SAP, revenues for universal life and annuity policies with mortality or morbidity risk consist of the entire premium received, and benefits incurred with respect to such policies represent the total of death benefits and surrender values paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and they are credited directly to an appropriate policy reserve account without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the Statutory Statements of Operations when earned. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under U.S. GAAP, premiums received in excess of policy charges would not be recognized as premium revenue, and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

   A reconciliation of the Company's statutory net income to U.S. GAAP net income and statutory capital and surplus to U.S. GAAP shareholders' equity for the years ended December 31, 2011 and 2010 is as follows:

                                                                     Net Income        Capital and Surplus
(in thousands of dollars)                                        ------------------  ----------------------
                                                                   2011      2010       2011        2010
                                                                 --------  --------  ----------  ----------
As reported on a statutory basis                                 $168,402  $242,578  $  629,299  $  840,752
   Unrealized gains (losses) on debt and equity securities             --        --   1,261,724     819,842
   Deferred acquisition costs and costs of insurance purchased    (23,845)  (82,193)  1,008,309   1,203,222
   Basis difference in invested assets                                 --        --     (39,671)     49,406
   Change in carrying value of other affiliates                        --        --      30,323      30,161
   Income taxes                                                   (66,431)  (14,927)   (740,690)   (576,792)
   Due, deferred and advanced premiums                                 --        --      (1,640)     (1,057)
   Benefit reserves and other life reserve adjustments             13,699    18,492     680,556     707,169
   AVR                                                                 --        --     127,416       9,401
   IMR                                                             31,659     1,165      44,008      25,662
   Investment income differences                                  (16,313)   10,980          --          --
   Non-admitted assets                                                 --        --     341,468     319,129
   Other                                                           37,805    29,430     (25,002)    (17,745)
                                                                 --------  --------  ----------  ----------
Total adjustments                                                 (23,426)  (37,053)  2,686,801   2,568,398
                                                                 --------  --------  ----------  ----------
On a US GAAP basis                                               $144,976  $205,525  $3,316,100  $3,409,150
                                                                 ========  ========  ==========  ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


3. INVESTMENTS

   BONDS AND STOCKS

   The statement value gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and preferred stocks by major security type at December 31, 2011 and 2010 are as follows:

                                                                                GROSS      GROSS
                                                                   STATEMENT  UNREALIZED UNREALIZED   FAIR
                                                                     VALUE      GAINS      LOSSES     VALUE
(in thousands of dollars)                                          ---------- ---------- ---------- ----------
AT DECEMBER 31, 2011
Bonds:
   US government                                                   $   11,765 $    2,098  $     --  $   13,863
   All other governments                                              100,573     30,612        --     131,185
   States, territories and possessions                                 18,029      2,410        --      20,439
   Special revenue                                                    746,131    138,625        --     884,756
   Political subdivisions of states, territories and possessions       53,061      7,483       (16)     60,528
   Industrial and miscellaneous                                     6,391,951  1,086,662   (91,728)  7,386,885
   Hybrid                                                             162,670      6,861    (6,214)    163,317
                                                                   ---------- ----------  --------  ----------
Total bonds                                                         7,484,180  1,274,751   (97,958)  8,660,973
Preferred stocks                                                       25,917      7,772       (69)     33,620
                                                                   ---------- ----------  --------  ----------
Total Bonds and Preferred Stocks                                   $7,510,097 $1,282,523  $(98,027) $8,694,593
                                                                   ========== ==========  ========  ==========

                                                                                GROSS      GROSS
                                                                   STATEMENT  UNREALIZED UNREALIZED   FAIR
                                                                     VALUE      GAINS      LOSSES     VALUE
(in thousands of dollars)                                          ---------- ---------- ---------- ----------
AT DECEMBER 31, 2010
Bonds:
   US government                                                   $   12,027 $      630  $    (87) $   12,570
   All other governments                                               17,702      4,087        --      21,789
   States, territories and possessions                                 13,365        127      (100)     13,392
   Special revenue                                                    537,105     53,868    (4,313)    586,660
   Political subdivisions of states, territories and possessions       41,566        176    (1,509)     40,233
   Industrial and miscellaneous                                     6,229,877    675,675   (78,190)  6,827,362
   Hybrid                                                             207,864      9,153    (6,660)    210,357
   Parent, subsidiaries and affiliates                                     --    173,000        --     173,000
                                                                   ---------- ----------  --------  ----------
Total bonds                                                         7,059,506    916,716   (90,859)  7,885,363
Preferred stocks                                                       26,084      2,792      (296)     28,580
                                                                   ---------- ----------  --------  ----------
Total Bonds and Preferred Stocks                                   $7,085,590 $  919,508  $(91,155) $7,913,943
                                                                   ========== ==========  ========  ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   At December 31, 2011 and 2010 bonds carried at amortized cost of $6.4 million and $6.4 million, respectively, were on deposit with regulatory authorities in accordance with statutory requirements. The Company's fully owned subsidiary, AGPIC, carried $5.1 million and $5.0 million in special deposits with regulatory authorities as of December 31, 2011 and 2010, respectively.

   The following items pertain to common stocks at December 31:

                                                   2011         2010
                                                    -------      -------
                                                  (in thousands of dollars)
              Cost of unaffiliated common stocks  $14,584      $ 8,946
              Cost of affiliated common stocks     10,360       10,360
                                                    -------      -------
              Total cost of common stocks         $24,944      $19,306
                                                    =======      =======

   The following tables summarize the Company's gross unrealized losses, including amounts on NAIC 6 and 6* bonds, and fair value on investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010 as follows:

                                                               LESS THAN 12 MONTHS  12 MONTHS OR MORE         TOTAL
                                                               ------------------  ------------------  ------------------
                                                                          GROSS               GROSS               GROSS
                                                                FAIR    UNREALIZED  FAIR    UNREALIZED  FAIR    UNREALIZED
(in thousands of dollars)                                       VALUE     LOSSES    VALUE     LOSSES    VALUE     LOSSES
AT DECEMBER 31, 2011
Political subdivisions of states, territories and possessions  $  1,984  $    (16) $     --  $     --  $  1,984  $    (16)
Special revenue                                                      --        --        --        --        --        --
Industrial and miscellaneous                                    559,161   (49,537)  185,278   (42,555)  744,439   (92,092)
Hybrid                                                           23,853    (3,521)   44,667    (2,693)   68,520    (6,214)
                                                               --------  --------  --------  --------  --------  --------
   Total bonds                                                  584,998   (53,074)  229,945   (45,248)  814,943   (98,322)
Common stock                                                         29        (8)       --        --        29        (8)
Preferred stock                                                      33        --       931       (69)      964       (69)
                                                               --------  --------  --------  --------  --------  --------
   Total temporarily impaired securities                       $585,060  $(53,082) $230,876  $(45,317) $815,936  $(98,399)
                                                               ========  ========  ========  ========  ========  ========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                                               LESS THAN 12 MONTHS  12 MONTHS OR MORE          TOTAL
                                                               ------------------  ------------------  --------------------
                                                                          GROSS               GROSS                 GROSS
                                                                FAIR    UNREALIZED  FAIR    UNREALIZED   FAIR     UNREALIZED
(in thousands of dollars)                                       VALUE     LOSSES    VALUE     LOSSES     VALUE      LOSSES
AT DECEMBER 31, 2010
U.S. Governments                                               $  3,438  $    (87) $     --  $     --  $    3,438  $    (87)
States, territories and possessions                               3,732      (100)       --        --       3,732      (100)
Political subdivisions of states, territories and possessions    30,257    (1,508)       --        --      30,257    (1,508)
Special revenue                                                  95,826    (4,313)       --        --      95,826    (4,313)
Industrial and miscellaneous                                    391,161   (15,452)  419,661   (63,104)    810,822   (78,556)
Hybrid                                                           62,582    (2,478)   42,544    (4,182)    105,126    (6,660)
                                                               --------  --------  --------  --------  ----------  --------
   Total bonds                                                  586,996   (23,938)  462,205   (67,286)  1,049,201   (91,224)
Common stock                                                      2,066      (261)       32    (2,533)      2,098    (2,794)
Preferred stock                                                     955       (61)      965      (235)      1,920      (296)
                                                               --------  --------  --------  --------  ----------  --------
   Total temporarily impaired securities                       $590,017  $(24,260) $463,202  $(70,054) $1,053,219  $(94,314)
                                                               ========  ========  ========  ========  ==========  ========

   The determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments. As of December 31, 2011 and 2010, all of the unrealized losses in the table shown above were considered to be temporary based on the results of this review.

   As of December 31, 2011, the Company held 161 individual bond securities that were in an unrealized loss position, of which 38 individual investments were in an unrealized loss position continuously for 12 months or more.

   A summary of the statement value and fair value of the Company's investments in bonds at December 31, 2011 and 2010, by expected maturity, is as follows:

                                        2011                  2010
                                --------------------- ---------------------
                                STATEMENT    FAIR     STATEMENT    FAIR
                                  VALUE      VALUE      VALUE      VALUE
    (in thousands of dollars)   ---------- ---------- ---------- ----------
    YEARS TO MATURITY
    One or less                 $  243,055 $  253,131 $   22,712 $  196,534
    After one through five         397,154    425,695    655,781    709,586
    After five through ten       1,080,090  1,203,756  1,184,399  1,303,524
    After ten                    3,966,260  4,768,049  4,381,905  4,797,914
    Mortgage-backed securities   1,797,621  2,010,342    814,709    877,805
                                ---------- ---------- ---------- ----------
                                $7,484,180 $8,660,973 $7,059,506 $7,885,363
                                ========== ========== ========== ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The expected maturities in the foregoing table may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

   Bonds in or near default as to payment of principal or interest had a carrying value of $11.4 million and $22.4 million at December 31, 2011 and 2010, respectively, which is the fair value.

   At December 31, 2011 and 2010, the Company held unrated or less-than-investment grade corporate bonds of $617.7 million and $444.9 million, respectively, with an aggregate fair value of $607.1 million and $451.4 million, respectively. Those holdings amounted to 8.3% and 6.3% of the Company's investments in bonds at December 31, 2011 and 2010, respectively, and 6.5% and 4.6% of the Company's total admitted assets at December 31, 2011 and 2010, respectively. The Company performs periodic evaluations of the relative credit standing of the issuers of the bonds that it holds as investments.

   LBASS

   The Company determines fair value of LBaSS on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations ("CDOs") are priced by approved commercial pricing vendors and broker dealer quotations. A small portion of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The fair values are based on available market information and management's judgments.

   The fair value and carrying value of the Company's LBaSS as of December 31, 2011 and 2010 were as follows:

                                                 2011                      2010
(in thousands of dollars)              ------------------------- -------------------------
                                       Carrying Value Fair Value Carrying Value Fair Value
                                       -------------- ---------- -------------- ----------
Loan-backed and Structured Securities    $1,797,621   $2,010,342    $814,708     $877,805

   Prepayment assumptions for single class, multi-class MBS and ABS were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

   At December 31, 2011 and 2010 the Company had exposure to a variety of LBaSS including, but not limited to, RMBS, CMBS and CDOs. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of its quarterly surveillance process, the Company takes into account many of these characteristics in making its assessment of OTTI.

   At December 31, 2011 and 2010, the Company did not have any securities within the scope of SSAP 43R with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

   At December 31, 2011 the Company held the following LBaSS for which it had recognized credit-related OTTI:

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                 BOOK/ADJUSTED   PRESENT                                      DATE OF
                 CARRYING VALUE VALUE OF                                     FINANCIAL
                 AMORTIZED COST PROJECTED              AMORTIZED  FAIR VALUE STATEMENT
                 BEFORE CURRENT   CASH     RECOGNIZED COST AFTER- AT TIME OF   WHERE
CUSIP             PERIOD OTTI     FLOWS       OTTI       OTTI        OTTI    REPORTED
-----            -------------- ---------- ---------- ----------- ---------- ---------
03927NAC7             517,040      497,500    19,540     497,500     750,000   4Q09
03927NAE3             298,654      278,700    19,954     278,700     300,000   4Q09
03927NAF0             159,873      136,650    23,223     136,650     135,000   4Q09
059469AE6           4,291,354    4,094,860   196,494   4,094,860   2,031,870   4Q09
07388VAN8             721,267      598,500   122,767     598,500     242,151   4Q09
12543TBA2          11,586,390   11,102,279   484,111  11,102,279   5,666,771   4Q09
12544TAF1          14,845,460   13,964,405   881,055  13,964,405   9,520,755   4Q09
12545AAP9           6,323,659    5,840,053   483,605   5,840,053   2,010,100   4Q09
16163HAU5           4,426,862    4,269,025   157,837   4,269,025   1,799,037   4Q09
173104AJ9           1,406,481    1,052,319   354,162   1,052,319   1,330,830   4Q09
173104AK6             216,586      159,300    57,286     159,300     432,667   4Q09
36170VAF6           2,407,059      708,000 1,699,059     708,000     300,000   4Q09
36170VAG4              10,047            0    10,047           0     275,000   4Q09
46631QBB7           1,690,043    1,634,684    55,360   1,634,684     534,192   4Q09
69573WAE1              11,323       11,075       247      11,075      12,396   4Q09
36318JAE9           6,249,963      837,979 5,411,984     837,979   3,531,250   4Q09
                   ----------   ---------- ---------  ----------  ----------
Quarterly Total    55,162,061   45,185,329 9,976,731  45,185,329  28,872,019
                   ----------   ---------- ---------  ----------  ----------
059511AU9           5,156,577    1,909,046 3,247,530   1,909,046     867,859   1Q10
07388VAN8             598,687      389,408   209,279     389,408     242,493   1Q10
36170VAF6             715,539       69,266   646,273      69,266     300,000   1Q10
46631QBB7           1,637,734    1,295,666   342,067   1,295,666     539,664   1Q10
173104AJ9           1,049,333      770,283   279,050     770,283   1,376,980   1Q10
173104AK6             158,819      151,337     7,482     151,337     448,204   1Q10
                   ----------   ---------- ---------  ----------  ----------
Quarterly Total     9,316,689    4,585,006 4,731,681   4,585,006   3,775,200
                   ----------   ---------- ---------  ----------  ----------
03927NAC7             353,750      210,366   143,384     210,366     209,560   2Q10
03927NAD5             309,727      144,720   165,007     144,720     143,820   2Q10
03927NAE3             282,109       78,226   203,883      78,226      78,225   2Q10
03927NAF0             138,789       34,791   103,998      34,791     210,000   2Q10
059511AM7           3,945,741      374,371 3,571,370     374,371     602,696   2Q10
059511AU9           1,927,083      505,918 1,421,165     505,918     903,403   2Q10
07388VAN8             392,492       61,066   331,426      61,066     245,313   2Q10
173104AK6             152,454      151,644       810     151,644     475,382   2Q10
36170VAF6              69,713       18,799    50,914      18,799       2,888   2Q10
46631QBB7           1,308,104      385,661   922,443     385,661     552,020   2Q10
                   ----------   ---------- ---------  ----------  ----------

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

Quarterly Total    8,879,962    1,965,562 6,914,400   1,965,562   3,423,307
                  ----------   ---------- ---------  ----------  ----------

                 BOOK/ADJUSTED
                   CARRYING
                     VALUE                                                   DATE OF
                   AMORTIZED    PRESENT                                     FINANCIAL
                  COST BEFORE   VALUE OF              AMORTIZED  FAIR VALUE STATEMENT
                    CURRENT    PROJECTED  RECOGNIZED COST AFTER- AT TIME OF   WHERE
CUSIP             PERIOD OTTI  CASH FLOWS    OTTI       OTTI        OTTI    REPORTED
-----            ------------- ---------- ---------- ----------- ---------- ---------
059469AE6          4,101,383    3,941,270   160,113   3,941,270   3,397,380    3Q10
05946XP64          4,949,700    4,875,895    73,805   4,875,895   4,203,680    3Q10
05946XY56          7,195,045    7,145,101    49,945   7,145,101   4,857,712    3Q10
059511AM7            377,036      241,591   135,445     241,591     628,730    3Q10
059511AU9            509,337      285,943   223,394     285,943     240,395    3Q10
05952FAM5          4,006,580    3,906,883    99,697   3,906,883   3,220,006    3Q10
12543TBA2         12,136,946   11,542,633   594,313  11,542,633   7,705,072    3Q10
12545AAP9          6,530,779    6,204,966   325,813   6,204,966   3,377,569    3Q10
173104AJ9            788,199      780,445     7,753     780,445     780,445    3Q10
173104AK6            152,587      131,100    21,488     131,100     171,804    3Q10
46631QBB7            388,190      303,983    84,206     303,983     301,230    3Q10
                  ----------   ---------- ---------  ----------  ----------
Quarterly Total   41,135,782   39,359,810 1,775,972  39,359,810  28,884,023
                  ----------   ---------- ---------  ----------  ----------
03927NAC7             90,574       42,272    48,302      42,272      42,272    4Q10
059469AE6          3,937,322    3,933,705     3,617   3,933,705   3,471,925    4Q10
059511AM7            184,009       97,338    86,671      97,338     635,360    4Q10
059511AU9            167,022       78,269    88,753      78,269     433,703    4Q10
05952FAM5          3,978,418    3,926,584    51,834   3,926,584   3,202,492    4Q10
12543TBA2         11,987,283   11,594,601   392,682  11,594,601   8,184,285    4Q10
12667F4G7         15,800,132   14,852,094   948,038  14,852,094  13,549,383    4Q10
173104AJ9            786,401      720,773    65,628     720,773   1,518,140    4Q10
173104AK6            133,040      120,767    12,273     120,767     167,151    4Q10
46631QBB7            211,675       68,194   143,481      68,194     548,496    4Q10
                  ----------   ---------- ---------  ----------  ----------
Quarterly Total   37,275,876   35,434,597 1,841,279  35,434,597  31,753,207
                  ----------   ---------- ---------  ----------  ----------
059469AE6          3,928,756    3,781,420   147,336   3,781,420   3,600,930   1Q 11
05946XP64          4,716,051    4,416,837   299,214   4,416,837   4,692,431   1Q 11
05946XY56          7,164,350    6,767,837   396,513   6,767,837   6,679,920   1Q 11
12544TAF1         14,069,000   13,754,585   314,415  13,754,585  13,754,585   1Q 11
12667F4G7         14,971,945   14,047,506   924,438  14,047,506  11,456,791   1Q 11
16163HAE1          4,190,081    4,174,800    15,281   4,174,800   4,185,105   1Q 11
16163HAU5          4,318,343    4,132,420   185,923   4,132,420   4,480,060   1Q 11
                  ----------   ---------- ---------  ----------  ----------

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

  Quarterly Total  53,358,526 51,075,405 2,283,120 51,075,405 48,849,822
                   ---------- ---------- --------- ---------- ----------
  059469AE6         3,778,004  3,704,860    73,144  3,704,860  3,434,080 2Q 11
  05946XP64         4,313,213  4,283,327    29,886  4,283,327  4,572,120 2Q 11
  05946XY56         6,776,642  6,724,915    51,727  6,724,915  6,617,534 2Q 11
  05952FAM5         3,958,710  3,950,895     7,815  3,950,895  4,555,160 2Q 11
  12543TBA2        11,959,078 10,473,797 1,485,281 10,473,797 10,473,671 2Q 11
  12544TAF1        13,785,246 13,592,313   192,934 13,592,313 13,592,313 2Q 11
  12667F4G7        14,308,870 14,158,016   150,854 14,158,016 12,949,186 2Q 11
  16163HAE1         4,175,070  4,108,915    66,155  4,108,915  4,142,375 2Q 11
  16163HAU5         4,146,577  4,089,090    57,487  4,089,090  4,089,000 2Q 11
  86359LTG4        26,041,509 25,792,718   248,791 25,792,718 20,360,447 2Q 11
                   ---------- ---------- --------- ---------- ----------
  Quarterly Total  93,242,919 90,878,846 2,364,074 90,878,846 84,785,886
                   ---------- ---------- --------- ---------- ----------

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                 BOOK/ADJUSTED
                   CARRYING
                     VALUE                                                     DATE OF
                   AMORTIZED    PRESENT                                       FINANCIAL
                  COST BEFORE   VALUE OF               AMORTIZED  FAIR VALUE  STATEMENT
                    CURRENT    PROJECTED   RECOGNIZED COST AFTER- AT TIME OF    WHERE
CUSIP             PERIOD OTTI  CASH FLOWS     OTTI       OTTI        OTTI     REPORTED
-----            ------------- ----------- ---------- ----------- ----------- ---------
059469AE6           3,702,035    3,644,965    57,070    3,644,965   3,207,830   3Q 11
05946XP64           4,157,051    4,148,758     8,293    4,148,758   4,148,758   3Q 11
05946XY56           6,734,082    6,659,622    74,460    6,659,622   6,621,833   3Q 11
12543TBA2          10,777,813    9,615,472 1,162,341    9,615,472  11,233,028   3Q 11
12544TAF1          13,623,551   13,303,323   320,229   13,303,323  13,914,014   3Q 11
12545AAP9           5,913,443    5,879,393    34,050    5,879,393   6,628,485   3Q 11
12667F4G7          14,519,243   12,422,138 2,097,105   12,422,138  12,369,340   3Q 11
16163HAE1           4,109,006    4,057,000    52,006    4,057,000   4,049,360   3Q 11
16163HAU5           4,103,748    4,024,615    79,133    4,024,615   4,024,500   3Q 11
45660LW96          16,677,587   16,000,399   677,188   16,000,399  13,601,494   3Q 11
74160MGV8              81,230       64,879    16,351       64,879     196,505   3Q 11
86359LTG4          25,716,964   24,486,757 1,230,207   24,486,757  19,568,959   3Q 11
94983GAD0          25,802,935   24,194,965 1,607,970   24,194,965  23,727,285   3Q 11
94986CAA2          10,198,994    9,535,798   663,196    9,535,798  10,290,820   3Q 11
                  -----------  ----------- ---------  ----------- -----------
Quarterly Total   146,117,682  138,038,084 8,079,599  138,038,084 133,582,211
                  -----------  ----------- ---------  ----------- -----------
05946XY56           6,667,561    6,661,687     5,873    6,661,687   6,635,751   4Q 11
16163HAE1           4,056,136    4,014,830    41,306    4,014,830   3,985,400   4Q 11
45660LW96          15,805,274   15,308,130   497,143   15,308,130  10,842,223   4Q 11
61749CAD3           9,656,224    9,398,154   258,069    9,398,154   8,933,358   4Q 11
94983GAD0          23,407,460   22,586,869   820,591   22,586,869  20,457,073   4Q 11
94986CAA2           9,450,296    9,334,052   116,244    9,334,052   8,808,963   4Q 11
                  -----------  ----------- ---------  ----------- -----------
Quarterly Total    69,042,951   67,303,722 1,739,226   67,303,722  59,662,768
                  -----------  ----------- ---------  ----------- -----------

   For the years ended December 31, 2011 and 2010, the Company recognized total OTTI of $14.4 million and $15.3 million, respectively, for LBaSS that were still held by the Company at December 31, 2011 and 2010. In addition, at December 31, 2011 and 2010, the Company held impaired securities (fair value is less than cost or amortized cost) for which an interest related portion of OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                   December 31, 2011   December 31, 2010
       (in thousands of dollars)  ------------------  ------------------
                                   Fair    Unrealized  Fair    Unrealized
                                   Value     Losses    Value     Losses
                                  -------- ---------- -------- ----------
         Less Than 12 months      $238,923  $(23,365) $ 46,263  $ (3,332)
         12 months or more         126,231   (21,019)  111,235   (34,257)
                                  --------  --------  --------  --------
         Total                    $365,154  $(44,384) $157,498  $(37,589)
                                  ========  ========  ========  ========

   In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

   The Company does not have any LBaSS for which it is not practicable to estimate fair values in accordance with SSAP 100.

   The following table presents a rollforward of the credit related OTTI for LBaSS for the year ended December 31, 2011 and 2010:

                                                                                  12/31/2011 12/31/2010
(in thousands of dollars)                                                         ---------- ----------
Opening Balance                                                                    $25,345    $10,023

Increases due to:
   Credit impairments on new securities subject to impairment losses                 6,310      8,156
   Additional credit impairment on previously impaired investments                   8,156      7,166

Reductions due to:
Credit impaired securities fully disposed for which there was no prior intent or
  requirement to sell                                                                  105         --
                                                                                   -------    -------
Ending Balance                                                                     $39,706    $25,345
                                                                                   =======    =======

   MORTGAGE LOANS

   Mortgage loans had outstanding principal balances of $966.4 million and $1,008.6 million at December 31, 2011 and 2010, respectively. Contractual interest rates range from 5.13% to 9.50%. The weighted average contractual interest rate on these mortgage loans at December 31, 2011 was approximately 6.53% with maturity dates ranging from 2012 to 2040.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower.

   The mortgage loan portfolio was distributed as follows at December 31, 2011 and 2010:

                             GEOGRAPHIC                 PROPERTY TYPE
                            DISTRIBUTION                DISTRIBUTION
                            ------------                ------------
                             2011   2010                 2011   2010
                            -----  -----                -----  -----
          E. North Central    4.5%   4.5% Office         30.6%  31.5%
          E. South Central    4.1%   4.1% Retail         20.6%  20.3%
          Mid-Atlantic       33.6%  32.9% Industrial     16.0%  16.0%
          Mountain            3.7%   3.6% Hotel           9.8%   9.5%
          New England         4.5%   4.5% Multi-Family   19.8%  19.5%
          Pacific            24.9%  24.6% Mobile Homes    3.2%   3.1%
          South Atlantic     12.9%  14.0%
          W. North Central    3.7%   3.7%
          W. South Central    8.0%   8.2%
                            -----  -----                -----  -----
          Total             100.0% 100.0% Total         100.0% 100.0%
                            =====  =====                =====  =====

   The total allowance for credit losses at December 31, 2011 and 2010 was $10.2 million and $21.8 million, respectively.

   The Company held no mortgage loan with interest more than 180 days past due at December 31, 2011 or 2010. There were no taxes, assessments or any other amounts advanced by the Company on mortgage loans outstanding during 2011 or 2010. There was one restructured loan with a carrying value of $4.1 million at December 31, 2011. The Company held no restructured loans at December 31, 2010. At December 31, 2011 and 2010, there were no impaired mortgage loans with or without a related allowance. The Company recognizes interest income from any impaired loans upon receipt.

   The activity for the allowance for credit losses during 2011 and 2010 is as follows:

                                                           2011    2010
      (in thousands of dollars)                          -------  -------
      Balance at beginning of period                     $21,834  $ 4,518
      Allowance charged to unrealized capital loss        (4,449)  17,316
      Direct write-downs charged against the allowances   (7,150)      --
                                                         -------  -------
      Balance at end of period                           $10,235  $21,834
                                                         =======  =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multifamily residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company's strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

   The Company did not reduce the interest rates for any of its outstanding mortgage loans during 2011 or 2010.

   The maximum and minimum lending rates for new mortgage loans made during 2011 and 2010 were as follows:

                                    2011            2010
                               --------------- --------------
                               MAXIMUM MINIMUM MAXIMUM MINIMUM
                               ------- ------- ------- -------
                  Multifamily    N/A     N/A     5.8%    5.8%
                  Hotel/Motel    N/A     N/A     6.0%    6.0%

   The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgage, was 80% during 2011 and 2010.

   REAL ESTATE

   The components of the Company's real estate are as follows:

                                                        2011    2010
         (in thousands of dollars)                     ------- -------
         Properties Occupied by the Company            $36,278 $38,582
         Properties Held for the production of income      978   2,808
         Properties Held for sale                        4,671      --
                                                       ------- -------
         Total                                         $41,927 $41,390
                                                       ======= =======

   The Company recognized no impairment write-down of real estate investments in either 2011 or 2010.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   OTHER INVESTED ASSETS

   THE FOLLOWING PERTAINS TO OTHER INVESTED ASSETS AT DECEMBER 31, 2011 AND
   2010:

                                                      2011      2010
         (in thousands of dollars)                  --------  --------
         Investment in Limited Liability Companies  $ 17,364  $  4,569
         Investments in limited partnerships         215,404   238,479
         Other unaffiliated investments                2,432     2,430
         Receivable for securities                    27,925    16,609
         Less:
         Non-admitted assets                         (14,828)  (11,417)
                                                    --------  --------
         Total                                      $248,297  $250,670
                                                    ========  ========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   INVESTMENT INCOME

   Net investment income earned for the years ended December 31, 2011 and 2010 consists of the following:

                                                   2011      2010
                                                 --------  --------
            Investment Income:
               Bonds (unaffiliated)              $525,597  $560,344
               Bonds of affiliates                  6,799     9,636
               Preferred stocks (unaffiliated)      1,838     1,825
               Common stocks (unaffiliated)         1,314     2,332
               Common stocks (affiliated)              --     2,000
               Mortgage loans                      61,374    62,749
               Real estate                          7,228     7,591
               Contract loans                      31,185    31,689
               Cash and short-term investments        336       481
               Derivative instruments                (523)     (185)
               Other invested assets                9,816    15,360
               Other                                  366       155
                                                 --------  --------
            Total investment income               645,330   693,977
            Investment Expenses                   (17,059)  (11,852)
                                                 --------  --------
            Net investment income                $628,271  $682,125
                                                 ========  ========

   Due and accrued income on bonds is excluded from investment income when amounts are over 90 days past due and had not previously been written off and charged against investment income. The total amount excluded from due and accrued investment income was $22.2 million and $17.0 million at December 31, 2011 and 2010, respectively.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   CAPITAL GAINS AND LOSSES

   Realized capital gains and losses are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                                           YEARS ENDED
                                                                          DECEMBER 31,
                                                                         2011      2010
(in thousands of dollars)                                              --------  --------
Realized gains (losses) on investments:
Bonds                                                                  $ 27,015  $ 38,412
Preferred and Common Stock                                                  845      (172)
Securities Lending Collateral                                                --     4,691
Real Estate                                                               8,627        --
Other Invested Assets                                                        --    (4,836)
Derivatives                                                                   6    (1,661)
Mortgage Loans                                                           (7,150)       --
Other                                                                       399    (1,016)
                                                                       --------  --------
Realized capital gains (losses), pretax                                  29,742    35,418
Less: Realized capital losses transferred to IMR                        (24,725)  (55,812)
                                                                       --------  --------
                                                                          5,017   (20,394)
Federal income tax benefit (expense) on realized capital gains/losses   (10,409)  (24,095)
                                                                       --------  --------
Net realized capital losses                                            $ (5,392) $(44,489)
                                                                       ========  ========

   Proceeds from sales of bonds and preferred stocks, excluding maturities, and related gross realized capital gains and losses are as follows:

                                               2011      2010
               (in thousands of dollars)     --------  --------
               Proceeds                      $350,191  $591,248
                                             --------  --------
               Gross realized gains            42,422    55,964
               Gross realized losses             (680)   (2,302)
                                             --------  --------
               Total realized capital gains  $ 41,742  $ 53,662
                                             ========  ========

   During the years ended December 31, 2011 and 2010, the Company recognized $22.6 million and $23.2 million respectively, of impairment write-downs in accordance with the impairment policy described in Note 2.

   The net changes in unrealized capital gains and losses, including the impact of foreign currency, for the years ended December 31, 2011 and 2010 are as follows:

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                  2011      2010
(in thousands of dollars)                                       --------  --------
Change in unrealized gains (losses) of investments:
   Bonds                                                        $172,601  $  1,112
   Common stocks (unaffiliated)                                     (106)     (200)
   Common stocks (affiliated)                                       (163)   (2,018)
   Mortgage loans                                                 11,599   (17,317)
   Derivative instruments                                          3,375      (858)
   Other invested assets                                          (3,857)    2,201
                                                                --------  --------
Net change in unrealized capital gains (losses) of investments  $183,449  $(17,080)
                                                                ========  ========

   MAIDEN LANE II ("ML II")

   At December 31, 2011 and 2010, the investment in ML II was classified and accounted for as bonds (LBaSS), pursuant to an SVO action of the NAIC. See
   Note 2 for additional information. The Company reported the following amounts for ML II in LBaSS:

(in thousands of dollars)                          LBASS             LBASS
                               PAR VALUE      STATEMENT VALUE   STATEMENT VALUE
                           DECEMBER 31, 2011 DECEMBER 31, 2011 DECEMBER 31, 2010
                           ----------------- ----------------- -----------------
         ML II                 $133,056           $58,166           $42,957

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   SUBPRIME MORTGAGE RISK EXPOSURE

   The Company has no direct exposure through investments in subprime mortgage loans. The Company's direct exposure through other investments is primarily in RMBS.

   The following table provides information on the Company's investments with subprime exposure in RMBS as of December 31, 2011:

                                               BOOK/
        (in thousands of dollars)             ADJUSTED           OTTI
                                       ACTUAL CARRYING FAIR   RECOGNIZED
                                        COST   VALUE   VALUE   TO DATE
        DECEMBER 31, 2011              ------ -------- ------ ----------
        RMBS                           $5,358  $5,562  $5,321    $--
        Collaterized debt obligations      --      --      --     --
                                       ------  ------  ------    ---
        Total subprime exposure        $5,358  $5,562  $5,321    $--
                                       ======  ======  ======    ===

   The following table provides information on the Company's investments with subprime exposure in RMBS as of December 31, 2010:

                                               BOOK/
        (in thousands of dollars)             ADJUSTED          OTTI
                                       ACTUAL CARRYING FAIR  RECOGNIZED
                                        COST   VALUE   VALUE  TO DATE
        DECEMBER 31, 2010              ------ -------- ----- ----------
        RMBS                            $--     $--    $ --     $--
        Collaterized debt obligations    --      --     982      --
                                        ---     ---    ----     ---
        Total subprime exposure         $--     $--    $982     $--
                                        ===     ===    ====     ===

4. DERIVATIVE FINANCIAL INSTRUMENTS

   The Company has taken positions in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include cross-currency swaps and call options. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

   All derivative instruments are recognized in the financial statements. The Company has determined that its derivative financial instruments do not qualify for hedge accounting. As a result, all of the Company's derivatives are accounted for at fair value and the changes in the fair

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   value recorded in surplus as unrealized gains or losses, net of deferred taxes. The Company's exchange traded contracts have no recorded value as they are net cash settled daily.

   SWAPS AND OPTIONS

   The Company has entered into an interest rate/cross-currency swap agreement as a hedge for invested assets denominated in a foreign currency, to mitigate the impact of changes in interest rates and foreign currency values on cash flows.

   Interest rate/cross-currency swap agreements ("Swap Agreements") are agreements to exchange with a counterparty, at specified intervals, interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) or in different currencies, based on an underlying principal balance (notional amount). Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each interest payment due date, and this net payment is included in the statutory statement of operations.

   Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company purchases call options on the S & P 500 Index, Dow Jones Eurostoxx 50 the Hang Seng Index and the Nikkei 225 Index to hedge certain guarantees of specific equity-indexed universal life policy values.

   CURRENCY RISK

   Foreign exchange contracts used by the Company include cross-currency swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

   EQUITY RISK

   The Company's components of market risk on invested assets and policyholder liabilities include interest rate, foreign currency exchange rates, swap spreads, volatility, correlation, equity and yield curve risk. The Company controls these exposures to market risk by taking offsetting positions in the derivative financial instruments as described above.

   CREDIT RISK

   The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of Swap Agreements is represented by the fair value of contracts with a positive fair value at the reporting date. The credit exposure of the put options is represented by any negative difference in fair value and strike price of the underlying securities. There is minimal credit risk of futures since the variation margin is settled daily in cash.

   The Company generally uses International Swaps and Derivatives Association Master Agreements and Credit Support Annexes with bilateral collateral provisions to reduce

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   counterparty credit exposures. In the unlikely event of a failure to perform by any of the counterparties to these derivative transactions, there would not be a material effect on the Company's admitted assets, liabilities and capital and surplus.

   The table below summarizes the Company's derivatives included in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus at December 31, 2011 and 2010:

(in thousands of dollars)                                                                 Net Derivative
                                              Derivative Assets  Derivative Liabilities Assets/(Liabilities)
                                             ------------------- ---------------------- ------------------
                                             Notional Estimated  Notional   Estimated   Notional  Estimated
                                              Amount  Fair Value  Amount    Fair Value   Amount   Fair Value
                                             -------- ---------- --------   ----------  --------  ----------
DECEMBER 31, 2011
Foreign currency swaps/ Interest rate swaps    $245      $24     $52,930      $2,464    $52,685    $(2,440)
                                               ----      ---     -------      ------    -------    -------
Total                                          $245      $24     $52,930      $2,464    $52,685    $(2,440)
                                               ====      ===     =======      ======    =======    =======

                                                                                          Net Derivative
                                              Derivative Assets  Derivative Liabilities Assets/(Liabilities)
                                             ------------------- ---------------------- ------------------
                                             Notional Estimated  Notional   Estimated   Notional  Estimated
                                              Amount  Fair Value  Amount    Fair Value   Amount   Fair Value
                                             -------- ---------- --------   ----------  --------  ----------
DECEMBER 31, 2010
Foreign currency swaps/ Interest rate swaps    $ --      $--     $52,793      $5,836    $52,793    $(5,836)
                                               ----      ---     -------      ------    -------    -------
Total                                          $ --      $--     $52,793      $5,836    $52,793    $(5,836)
                                               ====      ===     =======      ======    =======    =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

5. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

   The table below summarizes the notional amount of the Company's financial instruments with off-balance sheet risk at December 31, 2011 and 2010:

(in thousands of dollars)
                                                          Contract /        Final
                                                        Notional Amount Maturity Date
                                                        --------------- -------------
DECEMBER 31, 2011
Derivative hedging assets:
Foreign currency swaps / Interest rate swaps / options      $52,793         2022

Derivative hedging liabilities:
Foreign currency swaps / Interest rate swaps / options      $   109         2012
Total                                                       $52,684

                                                          Contract /        Final
                                                        Notional Amount Maturity Date
                                                        --------------- -------------
DECEMBER 31, 2010
Derivative hedging assets:
Foreign currency swaps / Interest rate swaps / options      $52,793         2022

Derivative hedging liabilities:
Foreign currency swaps / Interest rate swaps / options
                                                            -------
Total                                                       $52,793
                                                            =======

   The Company is exposed to potential credit loss in the event of nonperformance by counterparties, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure to the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date. The credit exposure to the Company's derivative contracts aggregated $2.6 million and $0.8 million at December 31, 2011 and 2010, respectively. The Company has entered into such agreements with investment-grade-rated brokerage firms and non-performance by counterparties is not anticipated, however, collateral is held or pledged in the form of cash.

6. FAIR VALUE MEASUREMENTS

   THE FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized non-financial assets and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts for which the financial instruments could be exchanged in a current or future market transaction.

   The following methods and assumptions are used by the Company to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

   Bonds: Fair value is based principally on value from independent pricing services, broker quotes and other independent information, excluding non-admitted affiliated bond of $173 million at December 31, 2010.

   Common (unaffiliated) and Preferred stocks: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

   Mortgage Loans: Fair values are primarily determined by discounting cash flows to the present at current market rates using expected prepayment rates.

   Contract Loans: The fair values of policy loans were estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans as stated in the policy provisions. Loans with similar characteristics are aggregated for purposes of the calculations.

   Other Invested Assets: Fair value of limited partnerships accounted for by using the equity method of accounting is based upon the fair value of the net assets of the partnerships as determined by the general partners, and approximates carrying value, excluding non-admitted amount.

   Cash and Short Term Investments: Carrying values approximate fair values because of the relatively short period of time between origination and expected realization.

   Accrued investment income: Carrying value approximates fair value because of the relatively short period of time between origination and expected realization.

   Policyholder contract deposits: Fair value for policyholder contract deposits associated with investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

   Derivative liabilities: Such amounts can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, if any, using quoted prices in active markets for identical derivatives at the balance sheet date.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the carrying value is considered a reasonable estimate of fair value.

   The estimated fair values of the Company's financial instruments compared to their statement values at December 31 were as follows:

                                              2011                       2010
                                    -------------------------  ------------------------
                                     ESTIMATED    STATEMENT     ESTIMATED     STATEMENT
                                     FAIR VALUE     VALUE       FAIR VALUE      VALUE
                                    -----------   ----------   -----------   ----------
                                                  (in thousands of dollars)
Assets:
   Cash overdraft                   $    (9,310) $   (9,310)   $   (18,959)  $  (18,959)
   Short-term investments                53,957      53,957        534,549      534,549
   Bonds                              8,660,973   7,484,180      7,712,363    7,059,506
   Preferred stocks                      33,620      25,917         28,580       26,084
   Common stocks                         35,571      35,340         29,967       29,967
   Mortgage loans                     1,051,682     956,180      1,014,593      986,740
   Contract loans                       695,318     416,567        613,141      427,988
   Other invested assets                235,619     220,372        234,268      234,062
                                    -----------   ----------   -----------   ----------
   Total                            $10,757,430  $9,183,203    $10,148,502   $9,279,937
                                    ===========   ==========   ===========   ==========
Liabilities:
   Policyholder contract deposits   $    40,429  $   40,429    $    42,419   $   42,419
   Derivative liabilities                 2,440       2,440          5,836        5,836
   Payable for securities                24,236      24,236          8,520        8,520
                                    -----------   ----------   -----------   ----------
                                    $    67,105  $   67,105    $    56,775   $   56,775
                                    ===========   ==========   ===========   ==========

   FAIR VALUE MEASUREMENTS

   The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

   The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occurs with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

   FAIR VALUE HIERARCHY

   The Company's financial assets and liabilities measured at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP 100. The hierarchy consists of three "levels" based on observability of inputs in the marketplace used to measure fair values as discussed below:

   Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

   Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

   Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the assets or liabilities. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the assets or liabilities.

   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

   The following is a description of the valuation methodologies used for instruments carried at fair value:

   Bonds & Preferred Stocks

   Bonds with NAIC 6 or 6* ratings and preferred stocks with NAIC 4, 5 or 6 ratings are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value. Market price data generally is obtained from exchange or dealer markets.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

   ML II

   ML II is valued using a discounted cash flow methodology that uses the estimated future cash flows of the ML II assets. These discount rates are calibrated to the changes in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuation are validated, to the extent possible, using market observable information forsecurities with similar asset pools, structure and terms.

   As a result of the announcement on March 31, 2011 by the New York Fed of its plan to begin selling the assets in the ML II portfolio over time through a competitive sales process, the Company modified its methodology for estimating the fair value of its interest in ML II to incorporate the assumption of the current liquidation, which (i) uses the estimated fair value of the ML II assets and (ii) allocates the estimated asset fair value according to the ML II waterfall.

   As of December 31, 2011, the Company expected to receive cash flows (undiscounted) in excess of the Company's initial investment, and any accrued interest, in the ML II interest after repayment of the first priority obligations owed to the New York Fed. The fair value of the Company's interest in ML II is most affected by the liquidation proceeds realized by the New York Fed from the sale of the collateral securities.

   At December 31, 2010, the fair value methodology used assumed that the underlying collateral in ML II would continue to be held and generate cash flows into the foreseeable future and did not assume a current liquidation of the assets underlying the ML II interests. Other methodologies employed or assumptions made in determining fair value for these investments could result in amounts that differ significantly from the amounts reported.

   Incorporation of Credit Risk in Fair Value Measurements

   Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Common Stocks (Unaffiliated)

   The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure marketable equity securities at fair value. Market price data generally is obtained from exchange or dealer markets.

   Derivative Assets and Liabilities

   Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, if any, using quoted prices in active markets for identical derivatives at the balance sheet date.

   OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments.

   Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

   Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The following table provides information as of December 31, 2011 and 2010 about the Company's financial assets and liabilities measured at fair value.

           DECEMBER 31, 2011
           (in thousands of dollars)
                                      Level 1 Level 2 Level 3  Total
                                      ------- ------- ------- -------
           ASSETS
              Bonds                   $   --  $   --  $ 9,656 $ 9,656
              Common Stocks               44      19   14,653  14,716
                                      ------  ------  ------- -------
           TOTAL ASSETS               $   44  $   19  $24,309 $24,372
                                      ======  ======  ======= =======
           LIABILITIES
              Derivatives             $   --   2,440       -- $ 2,440
                                      ------  ------  ------- -------
           TOTAL LIABILITIES          $   --  $2,440  $    -- $ 2,440
                                      ======  ======  ======= =======

           DECEMBER 31, 2010
           (in thousands of dollars)
                                      Level 1 Level 2 Level 3  Total
                                      ------- ------- ------- -------
           ASSETS
              Bonds                   $   --  $  183  $ 9,096 $ 9,279
              Preferred Stocks            --      --    1,106   1,106
              Common Stocks            8,634      81      469   9,184
                                      ------  ------  ------- -------
           TOTAL ASSETS               $8,634  $  264  $10,671 $19,569
                                      ======  ======  ======= =======
           LIABILITIES
              Derivatives             $   --   5,836       -- $ 5,836
                                      ------  ------  ------- -------
           TOTAL LIABILITIES          $   --  $5,836  $    -- $ 5,836
                                      ======  ======  ======= =======

   At December 31, 2011 and 2010, Level 3 assets were 0.3% and 0.1% of total assets, respectively.

   The following tables present changes during the years ended December 31, 2011 and 2010 in Level 3 assets and liabilities measured at fair value, and the gains and losses recorded during the years ended December 31, 2011 and 2010, respectively, related to the Level 3 assets that remained on the statutory statements of admitted assets, liabilities and capital and surplus.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


(in thousands of dollars)

                                                                              Preferred  Common   Total
                                                                      Bonds    Stocks    Stocks   Assets
                                                                     -------  --------- -------  --------
Balance at January 1, 2011                                           $ 9,096  $  1,106  $   469  $ 10,671
Total gains or losses (realized/unrealized)
   Included in net income                                               (833)       --      351      (482)
   Included in surplus                                                   539     4,423      (15)    4,947
   Purchases, issuances and settlements                                  808     1,106   13,737    15,651
   Transfers into Level 3                                              9,729        --      111     9,840
   Transfers out of Level 3                                           (9,683)   (6,635)      --   (16,318)
                                                                     -------  --------  -------  --------
Balance at December 31, 2011                                         $ 9,656  $      0  $14,653  $ 24,309
                                                                     =======  ========  =======  ========
Total losses included in income attributable to instruments held at
  December 31, 2011                                                  $  (811) $     --  $    --  $   (811)
                                                                     =======  ========  =======  ========

                                                                              Preferred  Common   Total
                                                                      Bonds    Stocks    Stocks   Assets
                                                                     -------  --------- -------  --------
Balance at January 1, 2010                                           $ 2,874  $ 33,466  $   987  $ 37,327
Total gains or losses (realized/unrealized)
   Included in net income                                             (1,717)       --     (134)   (1,851)
   Included in surplus                                                   466        --     (303)      163
   Purchases, issuances and settlements                                7,450     1,106       --     8,556
   Transfers into Level 3                                                 42        --       --        42
   Transfers out of Level 3                                              (19)  (33,466)     (81)  (33,566)
                                                                     -------  --------  -------  --------
Balance at December 31, 2010                                         $ 9,096  $  1,106  $   469  $ 10,671
                                                                     =======  ========  =======  ========
Total losses included in income attributable to instruments held at
  December 31, 2010                                                  $(1,233) $     --  $  (133) $ (1,366)
                                                                     =======  ========  =======  ========

   Bonds of $9.7 million were transferred into Level 3 and carried at fair value due to a change in NAIC rating from 1 to 6. Common stock of $0.1 million was transferred into Level 3 due to a lack of observable market data. Bonds of $0.8 million and preferred stocks of $6.6 million transferred out of Level 3 with an NAIC 6 rating that was carried at a value lower than fair value. Bonds of $8.9 million transferred out of Level 3 with an NAIC 1 rating that was carried at a value higher than fair value.

   Both observable and nonobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2011 and 2010 may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable inputs (e.g., changes in unobservable long-dated volatilities).

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The Company's derivative assets and liabilities measured on a gross basis, before counterparty and cash collateral netting were as follows:

                                            LEVEL 1 LEVEL 2 LEVEL 3 TOTAL
                                            ------- ------- ------- ------
      DECEMBER 31, 2011
      (in thousands of dollars)

      Derivative liabilities at fair value    $--   $2,440    $--   $2,440

      DECEMBER 31, 2010
      (in thousands of dollars)

      Derivative liabilities at fair value    $--   $5,836    $--   $5,836

7. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

   The following is a summary by major category for the reserves at December 31, 2011 and 2010:

                                                                         2011        2010
(in thousands of dollars)                                             ----------  ----------
Life insurance                                                        $6,627,628  $6,618,845
Annuities (exluding supplementary contracts with life contingencies)   1,207,329   1,198,720
Supplementary contract with life contingencies                             2,897       3,290
Accidental death benefits                                                 26,845      27,874
Disability - active lives                                                 35,303      36,244
Disability - disabled lives                                              159,891     159,376
Miscellaneous reserves                                                   158,364     150,947
                                                                      ----------  ----------
                                                                       8,218,257   8,195,296
   Reinsurance ceded                                                     (77,198)    (77,063)
                                                                      ----------  ----------
Total life and annuity reserves                                        8,141,059   8,118,233
                                                                      ----------  ----------
Accident and health:
   Unearned premium reserves                                               3,913       4,675
   Additional contract reserves                                          116,332     116,502
   Present value of amounts not yet due on claims                          2,041       2,225
                                                                      ----------  ----------
                                                                         122,286     123,402
       Reinsurance ceded                                                  (3,234)     (4,055)
                                                                      ----------  ----------
Total accident and health reserves                                       119,052     119,347
                                                                      ----------  ----------
Total aggregate policy reserves                                       $8,260,111  $8,237,580
                                                                      ==========  ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies as of December 31, 2011 and 2010 are as follows:

                                                                                        AMOUNT   PERCENT
DECEMBER 31, 2011                                                                     ---------- -------
(in thousands of dollars)
Subject to discretionary withdrawal:
   With market value adjustment                                                       $  588,977    46%
   At book value less current surrender charge of 5% or more                              38,189     3
                                                                                      ----------   ---
       Total with adjustments or at market value                                         627,166    49
At book value without adjustment (with minimal or no charge or adjustment)               391,444    30
Not subject to discretionary withdrawal                                                  273,289    21
                                                                                      ----------   ---
       Total annuity reserves and deposit fund liabilities - before reinsurance        1,291,899   100%
                                                                                                   ===
Less: Reinsurance ceded                                                                   43,212
                                                                                      ----------
       Net annuity reserves and deposit fund liabilities                              $1,248,687
                                                                                      ==========

                                                                                        AMOUNT   PERCENT
DECEMBER 31, 2010                                                                     ---------- -------
(in thousands of dollars)
Subject to discretionary withdrawal:
With market value adjustment                                                          $  557,638    43%
   At book value less current surrender charge of 5% or more                              48,009     4
                                                                                      ----------   ---
       Total with adjustments or at market value                                         605,647    47
At book value without adjustment (with minimal or no charge or adjustment)               391,369    30
Not subject to discretionary withdrawal                                                  288,870    23
                                                                                      ----------   ---
       Total annuity reserves and deposit fund liabilities - before reinsurance        1,285,886   100%
                                                                                                   ===
Less: Reinsurance ceded                                                                   41,791
       Net annuity reserves and deposit fund liabilities                              $1,244,095
                                                                                      ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


8. PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

   Deferred and uncollected life insurance premiums and annuity considerations (before deduction for amounts non-admitted) as of December 31, 2011 and 2010 were as follows:

(in thousands of dollars)
AT DECEMBER 31, 2011                   Less
                                    Experience Tennessee                 Net of
Type                         Gross    Refund    Reclass   Gross  Loading Loading
--------------------        ------- ---------- --------- ------- ------- -------
Industrial Life             $   106   $   --    $   --   $   106 $   51  $    55
Ordinary Life New Business    1,333                        1,333    690      643
Ordinary Life Renewal        19,021    8,923     9,491    19,589  3,452   16,137
Group Life                        4                            4               4
Individual Annuity                4                            4               4
                            -------   ------    ------   ------- ------  -------
Total                       $20,468   $8,923    $9,491   $21,036 $4,193  $16,843
                            =======   ======    ======   ======= ======  =======

(in thousands of dollars)
AT DECEMBER 31, 2010                  Less
                                   Experience Tennessee                 Net of
Type                        Gross    Refund    Reclass   Gross  Loading Loading
--------------------        ------ ---------- --------- ------- ------- -------
Industrial Life             $  111   $   --    $    --  $   111 $   53  $    58
Ordinary Life New Business   1,203                        1,203    594      609
Ordinary Life Renewal        5,975    2,843     10,591   13,723  3,889    9,834
Group Life                       4                            4               4
Individual Annuity               2                            2               2
                            ------   ------    -------  ------- ------  -------
Total                       $7,295   $2,843    $10,591  $15,043 $4,536  $10,507
                            ======   ======    =======  ======= ======  =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


9. REINSURANCE

   The Company is routinely involved in reinsurance transactions covering all lines of business. Reinsurance involves having other insurance companies agree to accept certain risks from the Company (called "ceded reinsurance") or having the Company accept risks from other insurance companies (called "assumed reinsurance"). The primary purpose of ceded reinsurance is to protect the insurance company from potential losses in excess of what it is prepared to accept. Reinsurance may be on an individual policy basis or for a defined group of policies. Ceded reinsurance is treated as the liability of the Company that accepted the risk ("the reinsurer"); however, if the reinsurer could not meet its obligations, the Company would reassume the liability.

   Certain premiums and benefits are assumed from and ceded to other affiliated and nonaffiliated insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources. The following is a summary of the effects of reinsurance activity on certain items in the accompanying financial statements for the years ended December 31, 2011 and 2010:

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                                        2011    2010
          (in thousands of dollars)                    ------- -------
          CEDED
          Premiums and annuity considerations
             Affiliates                                $ 1,297 $   745
             Nonaffiliates                              15,446  44,292
                                                       ------- -------
                                                       $16,743 $45,037
                                                       ======= =======
          Benefits paid or provided
             Affiliates                                $   895 $ 1,884
             Nonaffiliates                              37,030  44,011
                                                       ------- -------
                                                       $37,925 $45,895
                                                       ======= =======
          Policy and contract liabilities at year end
             Affiliates                                $   781 $ 1,208
             Nonaffiliates                              82,959  83,809
                                                       ------- -------
                                                       $83,740 $85,017
                                                       ======= =======
          ASSUMED
          Premiums and annuity considerations
             Affiliates                                $    -- $    --
             Nonaffiliates                                  96     121
                                                       ------- -------
                                                       $    96 $   121
                                                       ======= =======
          Benefits paid or provided
             Affiliates                                $    -- $    --
             Nonaffiliates                               1,044   1,174
                                                       ------- -------
                                                       $ 1,044 $ 1,174
                                                       ======= =======
          Policy and contract liabilities at year end
             Affiliates
             Nonaffiliates                              17,711  18,362
                                                       ------- -------
                                                       $17,711 $18,362
                                                       ======= =======

   Effective December 31, 1995, the Company entered into a reinsurance agreement under which it began ceding ordinary life insurance to Atlantic International Reinsurance, Ltd. ("AIR"). Effective October 1, 1996, this agreement was amended to include certain whole life policies. Effective April 1, 1999, this agreement was recaptured by the Company. A new agreement ceding the business recaptured from AIR was entered into with a Sun Life entity, Sun Life of Canada Reinsurance ("Barbados"), Ltd., using the same terms as the AIR agreement. Barbados was later purchased and renamed Clarica Insurance ("Barbados"), Ltd. In late 2002, Clarica was sold back to Sun Life and renamed Sun Life Reinsurance Companies Limited. Effective October 1, 1999, the agreement with Clarica was closed with respect to new business. Effective December 31, 2005, this block of business was recaptured from Sun Life and ceded to RGA Reinsurance Company ("RGA").

   Effective October 1, 1999, the Company entered into a reinsurance agreement under which it began ceding ordinary life insurance to Manulife Reinsurance Limited ("Manulife"). Effective

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   December 31, 2005, Manulife assigned its rights under the agreement to RGA, under an Assignment and Novation Agreement.

   Under the agreement with RGA, premiums of $7.2 million and $29.5 million and benefits of $15.3 million and $14.9 million were ceded in 2011 and 2010, respectively. As of December 31, 2011 and 2010, benefits reserves ceded were $30.8 million and $31.8 million, respectively.

   The liability for unsecured reserves ceded to unauthorized reinsurers who do not meet regulatory standards was $0.1 million and $0.1 million at December 31, 2011 and 2010, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits.

   Effective January 1, 2010, the Company commuted a coinsurance agreement with the Standard Security Life Insurance Company of New York, which coinsured a block of individual life and annuity business. The following amounts constitute the terminal consideration of this agreement:

                  Policy Loans                       $ 11,751
                  Reserve on Life Policies            153,692
                  Reserve on Annuities                    755
                                                     --------
                  Consideration Paid to the Company  $166,198
                                                     ========

   Effective January 1, 2010, the Company commuted four coinsurance agreements with Swiss Re Life and Health America Incorporated, one dated July 17, 1970, two dated May 1, 1972, and one dated November 1, 1972, reinsuring disability income individual accident and health business. The following amounts constitute the terminal consideration for these agreements:

                  Premiums                           $(82,168)
                  Claims                              337,400
                  Reserve                             148,301
                                                     --------
                  Consideration Paid to the Company  $403,533
                                                     ========

   Effective July 1, 2010, the Company commuted four coinsurance agreements with Lincoln National Life Insurance Company, dated January 1,
   1969, April 1, 1970, June 1, 1977, and January 1, 1973, reinsuring disability income individual accident and health business. The following amounts constitute the terminal consideration of these agreements:

                  Claims                             $545,378
                  Reserve                              83,131
                                                     --------
                  Consideration Paid to the Company  $628,509
                                                     ========

   In 2011 and 2010, the Company did not enter into or engage in any agreement that reinsures policies or contracts that were in-force or had existing reserves as of the effective date of such agreements.

   The Company remains obligated for amounts ceded in the event reinsurers do not meet their obligations.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


10.UNPAID CLAIMS

   The following table provides a reconciliation of the beginning and ending balances of unpaid accident and health claim liabilities, net of reinsurance recoverable for the years ended December 31, 2011 and 2010:

                                                                 2011     2010
(in thousands of dollars)                                      -------  -------
Unpaid claim liabilities, at beginning of year                 $26,872  $29,252
Add: Provision for claims, net of reinsurance, occurring in
   Current year                                                 44,642   52,786
   Prior years                                                  (6,635)  (6,722)
                                                               -------  -------
Net incurred losses during the current year                     38,007   46,064
Deduct: Payments for claims, net of reinsurance, occurring in
   Current year                                                 28,144   32,850
   Prior years                                                  14,020   15,594
                                                               -------  -------
Net claim payments during the current year                      42,164   48,444
                                                               -------  -------
Unpaid claim liabilities, at end of year                       $22,715  $26,872
                                                               =======  =======

   The estimated cost of claims and claim adjustment expenses attributable to insured accident and health events of prior years has decreased by $6.6 million and $6.7 million for the years ended December 31, 2011 and 2010, respectively. These decreases are a result of re-estimation of unpaid claims and claim adjustment expenses, principally in the Guaranteed Renewable line of business.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


11.FEDERAL INCOME TAXES

   The components of deferred tax assets ("DTA") and deferred tax liabilities ("DTL") and the calculation of the admitted DTA, for the current and prior periods, are as follows:

                                  DECEMBER 31, 2011                DECEMBER 31, 2010                    CHANGE
(in thousands of dollars)  -------------------------------  -------------------------------  ---------------------------
                            Ordinary   Capital     Total     Ordinary   Capital     Total    Ordinary  Capital    Total
                           ---------  ---------  ---------  ---------  ---------  ---------  -------- --------  --------
Gross Deferred Tax
  assets                   $ 417,954  $ 327,540  $ 745,494  $ 412,168  $ 348,014  $ 760,182  $ 5,786  $(20,474) $(14,688)
Valuation Allowance               --   (291,200)  (291,200)   (27,829)  (317,014)  (344,843)  27,829    25,814    53,643
                           ---------  ---------  ---------  ---------  ---------  ---------  -------  --------  --------
Adjusted Gross Deferred
  Tax Assets                 417,954     36,340    454,294    384,339     31,000    415,339   33,615     5,340    38,955
Deferred Tax Liabilities     (13,076)   (28,970)   (42,046)    (4,471)        --     (4,471)  (8,605)  (28,970)  (37,575)
                           ---------  ---------  ---------  ---------  ---------  ---------  -------  --------  --------
Subtotal - Net Deferred
  Tax Assets                 404,878      7,370    412,248    379,868     31,000    410,868   25,010   (23,630)    1,380
Deferred Tax Assets
  Nonadmitted               (287,995)             (287,995)  (279,958)        --   (279,958)  (8,037)       --    (8,037)
                           ---------  ---------  ---------  ---------  ---------  ---------  -------  --------  --------
Net Admitted Deferred
  Tax Assets               $ 116,883  $   7,370  $ 124,253  $  99,910  $  31,000  $ 130,910  $16,973  $(23,630) $ (6,657)
                           =========  =========  =========  =========  =========  =========  =======  ========  ========

   The Company has met the necessary RBC levels to be able to admit the increased amount of deferred tax assets under SSAP No. 10R, and an election has been made to admit DTAs pursuant to SSAP No. 10R, which is the same election made for the prior year.

   The Company recorded an increase in admitted adjusted gross deferred tax assets as the result of its election to employ the provisions of paragraph 10.e. as follows:

                                     DECEMBER 31, 2011        DECEMBER 31, 2010                CHANGE
(in thousands of dollars)         ------------------------ ------------------------ ----------------------------
                                  Ordinary Capital  Total  Ordinary Capital  Total  Ordinary   Capital    Total
                                  -------- ------- ------- -------- ------- ------- --------  --------  --------
Increase in Admitted - 10.e.i.    $49,994  $   --  $49,994 $71,548  $14,095 $85,643 $(21,554) $(14,095) $(35,649)
Increase in Admitted - 10.e.ii.    17,125   3,736   20,861      --    6,905   6,905   17,125    (3,169)   13,956
Increase in Admitted - 10.e.iii.       --       1        1      --       --      --       --         1         1
                                  -------  ------  ------- -------  ------- ------- --------  --------  --------
                                  $67,119  $3,736  $70,855 $71,548  $21,000 $92,548 $ (4,429) $(17,264) $(21,693)
                                  =======  ======  ======= =======  ======= ======= ========  ========  ========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Components of the admissibility calculation are as follows:

                                      DECEMBER 31, 2011          DECEMBER 31, 2010               CHANGE
(in thousands of dollars)          -------------------------- ------------------------ -------------------------
                                   Ordinary   Capital  Total  Ordinary Capital  Total  Ordinary Capital   Total
                                   --------   ------- ------- -------- ------- ------- -------- -------  -------
SSAP 10R, paragraphs 10.a., 10.b., and 10.c.:

(a) Paragraph 10.a.                 49,764         0   49,764  28,362  10,000   38,362  21,402  (10,000)  11,402
(b) Paragraph 10.b.                      0     3,634    3,634       0       0        0       0    3,634    3,634
(c) Paragraph 10.b.i.               42,206     3,634   45,840       0       0        0  42,206    3,634   45,840
(d) Paragraph 10.b.ii.                   0     3,634    3,634       0  60,546   60,546       0        0  (56,912)
(e) Paragraph 10.c.                 13,076    28,970   42,046   4,471       0    4,471   8,605   28,970   37,575
                                   -------    ------  ------- -------  ------  -------  ------  -------  -------
(f) Total (a + b + e)               62,840    32,604   95,444  32,833  10,000   42,833  30,007   22,604   52,611
                                   =======    ======  ======= =======  ======  =======  ======  =======  =======
   SSAP 10R, paragraph 10.e.:

(g) Paragraph 10.e.i.               99,758         0   99,758  99,910  24,095  124,005    (152) (24,095) (24,247)
(h) Paragraph 10.e.ii.              17,125     7,370   24,495       0   6,905    6,905  17,125      465   17,590
(i) Paragraph 10.e.ii.a.            17,125    10,902   28,027       0   6,905    6,905  17,125    3,997   21,122
(j) Paragraph 10.e.ii.b.            57,858     7,370   65,228       0  90,819   90,819       0        0  (25,591)
(k) Paragraph 10.e.iii.             13,076    28,971   42,047   4,471       0    4,471   8,605   28,971   37,576
                                   -------    ------  ------- -------  ------  -------  ------  -------  -------
(l) Total (g + h + k)              129,959    36,341  166,300 104,381  31,000  135,381  25,578    5,341   30,919
                                   =======    ======  ======= =======  ======  =======  ======  =======  =======
   SSAP 10R, paragraph 10.d.:

   Total Adjusted Capital                             757,254                  850,747                   (93,493)
   Authorized Control Level                            88,804                   87,359                     1,445

   The following table shows the percent of adjusted gross DTAs and net admitted DTAs that are due to tax-planning strategies:

                                                 DECEMBER 31, 2011
                                               ---------------------
                                               Ordinary Capital Total
                                               -------- ------- -----
          (a)Adjusted Gross DTAs                  0%       0%     0%
          (b)Net Admitted Adjusted Gross DTAs     0%       0%     0%

   The following table provides the Company's admitted deferred tax assets, admitted assets, statutory surplus, and total adjusted capital in the RBC calculation with the DTA calculated under SSAP No. 10R, paragraphs 10(a) to
   (c), and the increased balances resulting from application of SSAP No. 10R, paragraph 10.e., as of December 31, 2011 and 2010: (in thousands)

                                        DECEMBER 31, 2011          DECEMBER 31, 2010                CHANGE
                                    -------------------------- -------------------------- --------------------------
                                    Ordinary Capital   Total   Ordinary Capital   Total   Ordinary Capital    Total
                                    -------- ------- --------- -------- ------- --------- -------- -------  --------
SSAP 10R, paragraph 10.a. - 10.c.:

Admitted Net Deferred Tax Assets     49,764   3,634     53,398  28,362  10,000     38,362  21,402   (6,366)   15,036
Admitted Assets Before DTAs                          9,426,643                  9,506,057                    (79,414)
Adjusted Statutory Surplus                             458,404                    607,014                   (148,610)
Total Adjusted Capital from DTAs                        53,398                     38,362                     15,036

Increased balances due to SSAP 10R, paragraph 10.e.:

Admitted Net Deferred Tax Assets     67,119   3,737     70,856  71,548  21,000     92,548  (4,429) (17,263)  (21,692)
Admitted Assets Before DTAs                                  0                          0                          0
Statutory Surplus                                       70,856                     92,548                    (21,692)

   The Company is not aware of any significant deferred tax liabilities that are not recognized in the financial statements.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Current tax and change in deferred tax: (in thousands)

                                                                       DECEMBER 31,
                                                               ---------------------------
                                                                 2011      2010     CHANGE
Current income taxes:                                          --------  --------  -------
   Federal income tax on the net gains from operations            9,134    92,566  (83,432)
   Federal income tax on net realized capital gains (losses)     10,409         0   10,409
   Utilization of capital loss carryforwards                          0         0        0
   Other                                                                                 0
                                                               --------  --------  -------
       Federal income taxes incurred                             19,543    92,566  (73,023)
                                                               ========  ========  =======

                                                                       DECEMBER 31,
Deferred tax assets:                                           ---------------------------
                                                                 2011      2010     CHANGE
                                                               --------  --------  -------
   Ordinary
       Policyholder reserves                                    256,744   256,520      224
       Deferred acquisition costs                               110,203   111,742   (1,539)
       Nonadmitted asset                                              0         0        0
       Tax credit carryforward                                   28,220    27,829      391
       Other                                                     22,787    16,077    6,710
                                                               --------  --------  -------
          Subtotal                                              417,954   412,168    5,786
   Statutory valuation allowance adjustment                           0   (27,829)  27,829
   Nonadmitted                                                 (287,995) (279,958)  (8,037)
                                                               --------  --------  -------
   Admitted ordinary deferred tax assets                        129,959   104,381   25,578
                                                               --------  --------  -------

   Capital
       Investments                                               36,003    36,239     (236)
       Unrealized gains (losses)                                    337     4,051   (3,714)
       Net capital loss carry-forward                           291,200   307,724  (16,524)
       Non-admitted asset                                             0         0        0
       Other                                                          0         0        0
                                                               --------  --------  -------
          Subtotal                                              327,540   348,014  (20,474)
   Statutory valuation allowance adjustment                    (291,200) (317,014)  25,814
   Nonadmitted                                                                  0        0
                                                               --------  --------  -------
   Admitted capital deferred tax assets                          36,340    31,000    5,340
                                                               --------  --------  -------
   Admitted deferred tax assets                                 166,299   135,381   30,918
                                                               --------  --------  -------

   Deferred tax liabilities:
   Ordinary
       Investments                                                              0        0
       Fixed assets                                               6,550         0    6,550
       Other                                                      6,526     4,471    2,055
                                                               --------  --------  -------
          Subtotal                                               13,076     4,471    8,605
   Capital
       Investments                                               28,970         0   28,970
       Other                                                          0         0        0
                                                               --------  --------  -------
          Subtotal                                               28,970         0   28,970
                                                               --------  --------  -------
   Admitted deferred tax liabilities                             42,046     4,471   37,575
                                                               --------  --------  -------
   Net deferred assets/liabilities                              124,253   130,910   (6,657)
                                                               ========  ========  =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus): (in thousands)

                                                              DECEMBER 31,
                                                             2011    2010    CHANGE
                                                            ------- ------- -------
Total adjusted deferred tax assets                          745,494 760,182 (14,688)
Total deferred tax liabilities                               42,046   4,471  37,575
                                                            ------- ------- -------
Net adjusted deferred tax asset (liability)                 703,448 755,711 (52,263)
                                                            ======= =======
Tax effect of unrealized gains (losses)                                       3,714
                                                                            -------
Change in deferred income tax for reconciliation below                      (48,549)
Change in valuation allowance on gross deferred tax assets                   53,643
Impact of SSAP 10R incremental DTA                                           21,693
                                                                            -------
Change in net deferred income tax                                            26,787
                                                                            =======

   Reconciliation: The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows: (in thousands)

                                                  DECEMBER 31, 2011   DECEMBER 31, 2010
                                                  ----------------    ----------------
                                                  EFFECTIVE TAX       EFFECTIVE TAX
                                                  AMOUNT    RATE       AMOUNT    RATE
                                                  ------    ----       -------   ----
Income tax expense (benefit) at applicable rate   74,435    35.0%     136,835    35.0%
Tax Exempt interest                                 (141)   -0.1%        (984)   -0.3%
Change in Nonadmitted Assets                      (4,904)   -2.3%       3,101     0.8%
Other                                             (1,298)   -0.6%      (7,730)   -2.0%
                                                   ------    ----      -------   ----
   Total Statutory Income Tax Benefit / Expense   68,092    32.0%     131,222    33.5%
                                                   ======    ====      =======   ====
Federal income taxes incurred                     19,543     9.2%      92,566    23.6%
Change in net deferred income taxes               48,549    22.8%      38,656     9.9%
                                                   ------    ----      -------   ----
   Total statutory income taxes                   68,092    32.0%     131,222    33.5%
                                                   ======    ====      =======   ====

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Operating Loss and Tax Credit Carryforward:

       At December 31, 2011, the Company had the following general business credit carry forwards:

                                      Amount  Year Expires
                      (in thousands)  ------- ------------
                          2007        $26,448     2027
                          2008            874     2028
                          2009            498     2029
                          2010             90     2030
                                      -------
                                      $27,910
                                      =======

       At December 31, 2011, the Company had no operating loss carryforwards.

       At December 31, 2011, the Company had the following capital loss carryforwards:

                                      Amount  Year Expires
                     (in thousands)  -------- ------------
                         2008        $832,000     2013
                         2009              --     2014
                         2010              --     2015
                                     --------
                                     $832,000
                                     ========

       At December 31, 2011, the Company had the following foreign tax credit carryforwards:

                                      Amount Year Expires
                      (in thousands)  ------ ------------
                          2008         $  3      2018
                          2009            6      2019
                          2010          301      2020
                                       ----
                                       $310
                                       ====

       At December 31, 2011, the Company had no deposits admitted under IRC section 6603.

       The following is income tax incurred for 2009, 2010 and 2011 that is available for recoupment in the event of future net losses:

                                   Ordinary Capital  Total
                   (in thousands)  -------- ------- --------
                       2009        $99,758    $--   $ 99,758
                       2010              0      0          0
                       2011              0      0          0
                                   -------    ---   --------
                       Total       $99,758    $--   $ 99,758
                                   =======    ===   ========

   In general, realization of DTAs depends on a company's ability to generate sufficient taxable income of the appropriate character within the carry forward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 10R, the Company assessed its ability to realize the DTAs of $745 million and concluded that a valuation allowance of $291 million was required at December 31, 2011. Similarly, a valuation allowance of $345 million was required on the DTAs of $760 million at December 31, 2010.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The Company will join in the filing of a consolidated federal income tax return with AIG. The Company has a written agreement with AIG under which each subsidiary agrees to pay AIG an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

   In July 2006, the FASB issued an accounting interpretation that provides guidance for accounting for uncertainty in income tax positions. This interpretation is not applicable to statutory financial statements. However, disclosures similar to those required by this interpretation have been required by the NAIC.

   A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

                                                         12/31/2011 12/31/2010
                                                         ---------- ----------
  Gross unrecognized tax benefits, at beginning of year   $ 17,384   $16,401
     Increases in tax positions for prior years                 --        --
     Decreases in tax positions for prior years            (17,384)   (2,948)
     Increase in tax positions for current years                --     3,931
     Lapse in statute of limitations                            --        --
     Settlements                                                --        --
                                                          --------   -------
  Total Statutory Income Tax Benefit / Expense            $     --   $17,384
                                                          ========   =======

   At December 31, 2011 and 2010, the Company's unrecognized tax benefits, excluding interest and penalties, were $0 and $17.4 million, respectively. As of December 31, 2011 and 2010, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $0 and $3.9 million, respectively.

   Interest and penalties related to unrecognized tax benefits are recognized in income tax expenses. At December 31, 2011 and 2010, the Company had accrued $1.7 million and $0.6 million, respectively, for the payment of interest (net of federal benefit) and $0 penalties. For the year ended December 31, 2011, the Company recognized an expense of $1.0 million of interest (net of federal benefit) and $0 penalties in the statement of operations.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


12.CAPITAL AND SURPLUS

   RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only as a result of the insurer's size, but also on the risk profile of the insurer's operations. At December 31, 2011, the Company exceeded RBC requirements that would require any regulatory action.

   The maximum amount of dividends that can be paid by Tennessee domiciled life insurance companies without prior approval of the Tennessee Insurance Commissioner in a 12 month period, measured retrospectively from the date of payment, is the greater of (1) ten percent (10%) of surplus of December 31, 2011; or (2) the net gain from operations of such insurer as of December 31, 2011, provided unassigned surplus exceeds zero following payment of such dividends.

   The maximum dividend payout that may be made without prior approval in 2012 is $56.4 million provided that dividends are to be paid from unassigned funds. The Company may pay a dividend or make a distribution not from unassigned funds if the Commissioner's approval is first received. At December 31, 2011 the Company's unassigned funds was $56.4 million. Dividends are paid as determined by the Board of Directors and are noncumulative.

   Dividends of $430.9 million and $150.0 million were paid in 2011 and 2010, respectively.

   As noted in Note 2, Summary of Significant Accounting Policies, in 2010, the Company received permission from the TDCI to restate the gross paid-in and contributed surplus and the unassigned funds components of its surplus. The effective date was September 30, 2010. This restatement resulted in an increase in unassigned funds in an amount equal to the contributions received from AIG ($564.6 million) to offset the Company's losses incurred as a result of their participation in the Securities Lending Program and a corresponding decrease in gross paid in and contributed surplus of $564.6 million.

   The Company included an incremental DTA of $70.9 million and $92.5 million in special surplus funds at December 31, 2011 and 2010, respectively, in accordance with SSAP 10R.

13.RETIREMENT PLANS, DEFERRED COMPENSATION, POST EMPLOYMENT BENEFITS,
   COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS

   The Company does not directly sponsor any defined benefit or defined contribution plans and does not participate in any multi-employer plans.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   EMPLOYEE RETIREMENT PLAN

   Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

   The AIG Retirement Plan ("AIG U.S. Plan") is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than five years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

   The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the "ERISA Plans"). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

   Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

   Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans will be converted from final average pay to cash balance formulas comprised of pay credits based on 6% of a plan participant's annual compensation (subject to IRS limitations for the qualified plan) and annual interest credits and other changes of an immaterial nature. The vesting requirement is reduced to 3 years of credited service. Employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, "Accounting for Pensions" ("SSAP 89").

          (in thousands of dollars)
          As of December 31,                     2011        2010
          -------------------------           ----------  ----------
          Fair Value of plan assets           $3,432,515  $3,424,553
          Less projected benefit `obligation   4,219,931   3,574,840
                                              ----------  ----------
          Funded status                       $ (787,416) $ (150,287)
                                              ==========  ==========

   The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2011 and 2010 are set forth in the table below:

                                                   As of December 31,
                                                 2011               2010
                                          -----------------  -----------------
 Discount rate                                         4.62%              5.50%
 Rate of compensation increase (average)               4.00%              4.00%
 Measurement date                         December 31, 2011  December 31, 2010

   In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was $0 and $0 for 2011 and 2010, respectively.

   The American General Corporation ("AGC") retirement plan was merged into the AIG U.S. Plan effective January 1, 2002. Benefits for AGC participants were changed effective January 1, 2003 to be substantially similar to the AIG U.S. Plan's benefits subject to grandfathering requirements.

   SAFG employees began participation and accruing benefits in the AIG U.S. Plan commencing January 1, 2003. Vesting in the AIG plan begins on the later of January 1, 1999 or date of hire for SAFG employees.

   The 2010 AIG U.S. Plan information reflects the impact of divestitures of A.
   I. Credit Corp P & C segment ("AI Credit P&C"), AIG Global Asset Management Holdings Corp. et al ("Bridge"), American Life Insurance Company et al ("ALICO") and American General Finance et al ("AGF") during 2010.

   AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan ("SERP"), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

   POSTRETIREMENT BENEFIT PLANS

   AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum $25,000 thereafter.

   Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at age 55 through 59 and $10,000 for retirement at ages 60 through 64 and $15,000 from retirement at ages 65 and over.

   AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 14, "Postretirement Benefits Other Than Pensions", as of December 31, 2011 and 2010 were $ 202.0 million and $202.4 million, respectively. These obligations are not funded currently. The Company's allocated share of other postretirement benefit plan expenses were $1.7 million and $2.1 million for the years ended December 31, 2011 and 2010, respectively.

   Amounts for four Puerto Rico postretirement medical plans have also been included in the 2011 and 2010 figures.

   Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012 and other changes of an immaterial nature. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

   As sponsor of the AIG U.S. Plan and other postretirement and defined contribution benefit plans, AIG is ultimately responsible for the conduct of these plans. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

   OTHER

   Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan including share based cash settled awards such as the Stock Salary and TARP RSU ("Troubled Asset Relief Program Restricted Stock Unit") Awards and several other legacy AIG sponsored employee compensation plans, which are linked to AIG common stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or the award is replaced with a stock settled award. Unlike stock settled awards, which have a fixed grant date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards are remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG 1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   Company compensation expense totaling $0.1 million and $0.3 million, respectively, related to stock options and restricted stock units granted under these plans.

   In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights ("SARs") if certain performance metrics are met. During 2011 and 2010, AIG allocated $1.5 million and $4.1 million, respectively, to the Company for expenses incurred under this plan.

   In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees (the "AIG Incentive Savings Plan"), which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to seven percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was $2.6 million and $2.4 million in 2011 and 2010, respectively. Effective January 1, 2012, the plan was amended to change the company matching contribution to 100% of the first six percent of participant contributions and to allow all employees to contribute up to the annual IRS contribution maximum of $17,000 and other changes of an immaterial nature.

   AIG also sponsors a voluntary savings plan for the Company's agents and managers (American General "Agents' and Managers' Thrift Plan"), which provides for salary reduction contributions by agents and managers of up to 3% of pay and matching contributions by AIG of $1 for each $3 contributed by the employee. The Company's pre-tax expense associated with the Agents' and Managers' Thrift Plan was $0.6 million and $0.6 million in 2011 and 2010, respectively.

   POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

   AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and Consolidated Omnibus Budget Reconciliation Act ("COBRA") medical subsidies. The costs of these plans are borne by AIG and its participating subsidiaries.

   IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

   On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3.1 million.

14.DEBT

   ADVANCES FROM THE FEDERAL HOME LOAN BANK OF CINCINNATI

   In 2011, the Company became a member of the Federal Home Loan Bank ("FHLB") of Cincinnati. Membership with the FHLB provides the Company with collateralized borrowing

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   opportunities, primarily as an additional source of contingent liquidity. At December 31, 2011, the statement value of the Company's ownership in the FHLB of Cincinnati was $14.3 million, which was reported as common stock. When a cash advance is obtained, the Company is required to pledge certain MBS, government and agency securities, other qualifying assets and its ownership interest in the FHLB of Cincinnati to secure advances obtained from the FHLB. Upon any event of default by the Company, the FHLB of Cincinnati's recovery would generally be limited to the amount of the Company's liability under advances borrowed.

15.COMMITMENTS AND CONTINGENCIES

   COMMITMENTS TO FUND PARTNERSHIPS INVESTMENTS

   At December 31, 2011, the Company had $35.8 million of unfunded commitments for its investments in limited partnerships. These capital commitments can be called by the partnership during the commitment period (on average five years) to fund working capital needs or purchase new investments. Once the commitment period expires; the Company is under no obligation to fund the remaining unfunded commitment but may elect to do so. At December 31, 2011, the Company had $0.7 million of outstanding commitments related to various funding obligations associated with its investments in mortgage loans with a commitment period of less than one year.

   LEGAL, REGULATORY AND OTHER MATTERS

   All fifty states have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

   The Company accrued $1.6 million and $1.8 million for these guaranty fund assessments at December 31, 2011 and 2010, respectively.

   Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the Statement of Assets, Liabilities, Surplus and Other Funds, the Summary of Operations or Cash Flow of the Company. Various lawsuits against the Company have arisen in the ordinary

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   course of business. Except as discussed above, the Company believes it is not likely that contingent liabilities arising from litigation, income taxes and other matters will have a material adverse effect on the Statement of Assets, Liabilities, Surplus and Other Funds, the Summary of Operations or Cash Flow of the Company.

   ESCHEATMENT/DEATH CLAIMS

   The Company has received industry-wide regulatory inquiries, including a multi-state audit covering compliance with unclaimed property laws regarding claims settlement practices. In particular, the above referenced multi-state audit seeks to require insurers to use the Social Security Administration Death Master File ("SSDMF") to identify potential deceased insureds notwithstanding that the payee has not presented the Company with a valid claim, to determine whether a death claim is payable, and to take appropriate action. The multi-state audit covers certain policies in force at any time since 1992.

   The Company recorded an increase of approximately $105 million in the estimated reserves for incurred but not reported death claims in 2011 in conjunction with the use of the SSDMF to identify potential claims not yet presented to the Company. Although the Company has enhanced its claims practices to include use of the SSDMF, it is possible that the inquiries, audits and other regulatory activity could result in the payment of additional death claims, additional escheatment of funds deemed abandoned under state laws, administrative penalties and interest The Company believes that it has adequately reserved for such claims as of December 31, 2011, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate. Additionally, state regulators are considering a variety of proposals that would require life insurance companies to take additional steps to identify unreported deceased policyholders.

16.LEASES

   The Company leases local offices under various noncancelable operating lease agreements that expire through May 31, 2017. Rental expense for 2011 and 2010 was approximately $8.5 million and $9.2 million, respectively.

   The future minimum lease payments are as follows:

(in thousands of dollars)


                              YEAR        PAYMENT
                              ----        -------
                              2012        $ 6,625
                              2013          4,039
                              2014          2,175
                              2015          1,349
                              2016            704
                              Thereafter       55
                                          -------
                              Total       $14,947
                                          =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


17.RELATED PARTY TRANSACTIONS

   GUARANTEE AND SUPPORT AGREEMENTS WITH AFFILIATES

   On March 30, 2011, AIG and the Company entered into an unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that AIG would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage.

   OPERATING AGREEMENTS

   The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2011 and 2010, the Company was charged $29.2 million and $23.2 million, respectively, for expenses attributed to the Company but incurred by affiliates.

   The Company's short-term investments included an investment in the AIG Liquidity Pool in the amount of $6.6 million at December 31, 2011 and $519.7 million at December 31, 2010; and an investment in the AIG Operating Pool in the amount of $47.3 million at December 31, 2011 and $14.9 million at December 31, 2010. An affiliate, AIG Asset Management, serves as the independent advisor for these funds.

   SUPPORT AGREEMENTS

   The Company's insurance obligations for policies issued on or before September 30, 2010 are guaranteed by American Home Assurance Company ("American Home"), a subsidiary of AIG and an affiliate of the Company. This guarantee is unconditional and irrevocable as to outstanding obligations, and the Company's policy and contract holders have the right to enforce the guarantee directly against American Home. American Home files its audited statutory financial statement with the New York State Insurance Department, where such reports are available to the public. The Company has no guarantees or contingencies for related parties.

   DIVIDENDS AND CAPITAL CONTRIBUTIONS

   The Company paid common stock dividends in cash to the Parent Company totaling $430.9 million and $150.0 million during the years ended December 31, 2011 and 2010, respectively.

   See Notes 2 and 12 for information on capital contributions and affiliate transactions related to the Company's securities lending activities.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The Company receives an allocation of its proportionate share of variable compensation expense from AIG. AIG forgave the Company's obligation associated with the variable compensation expense allocation for 2011 and 2010 and recorded the forgiveness of this obligation as a capital contribution in the amounts of $1.1 million and $.3 million, respectively, in accordance with paragraph 7 of SSAP No. 72, "Surplus and Quasi-reorganizations". These transactions did not involve an exchange of cash and had no net impact on surplus.

   AGBA did not obtain an audit for 2010, therefore the Company non-admitted its investment in AGBA in accordance with the requirements of SSAP 97. The Company received cash dividends from AGBA of $0 million and $2.0 million in 2011 and 2010, respectively.

   OTHER

   The Company owns mortgages with a carrying value of approximately $27.0 million on certain properties that are owned by an affiliate, AIG Global Real Estate Investment Corporation.

   At December 31, 2011, the Company reported receivables from parent, subsidiaries and affiliates of $9.0 million and payables to parent, subsidiaries and affiliates of $18.4 million. The $9.0 million receivable from parent was nonadmitted in accordance with Tennessee statute. At December 31, 2010, the Company reported receivables from parent, subsidiaries and affiliates of $.2 million and payables to parent, subsidiaries and affiliates of $157.0 million. Amounts due from or to parent, subsidiaries and affiliates are generally settled within 30 days. At December 31, 2011, the Company reported a Federal Income Tax receivable in the amount of $5.4 million fromAIG in accordance with its current intercompany tax sharing agreement. In addition, at December 31, 2010, the Company reported a federal income tax payable in the amount of $14.5 million to AIG.

   The Company held a senior promissory note of $173.0 million issued by American General Corporation. In the normal course of business the note matured on September 15, 2011 and payment was received in full along with interest of $9.6 million.

   The Company purchased a bond with a book value of $10 million from affiliate, AIG Matched Investment Program ("AMIP"), on August 19, 2011.

   The Company purchased a bond with a book value of $3.0 million from affiliate, Western National Life Insurance Company, on June 24, 2010. On September 29, 2010, the Company purchased a bond from affiliate, AIG Matched Investment Program ("AMIP"), with a book value of $5 million. On
   December 31, 2010, the Company purchased hedge fund partnerships from SunAmerica Life Insurance Company ("SALIC"), an affiliate, with a book value of $140.3 million.

   EVENTS RELATED TO AIG

   On January 14, 2011, AIG completed a series of integrated transactions to recapitalize AIG (the "Recapitalization") with the U.S. Department of the Treasury (the "Department of the Treasury"), the Federal Reserve Bank of New York (the "New York Fed"), and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"). As part of the Recapitalization, AIG repaid to the New York Fed approximately $21 billion in cash, representing

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   complete repayment of all amounts owing under AIG's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. As a result of the Recapitalization, the Department of the Treasury became AIG's majority shareholder with ownership of approximately 92 percent of outstanding AIG common stock at that time.

   On May 27, 2011, AIG and the Department of the Treasury, as the selling shareholder, completed a registered public offering of AIG common stock. AIG issued and sold 100 million shares of AIG Common Stock for aggregate net proceeds of approximately $2.9 billion and the Department of the Treasury sold 200 million shares of AIG common stock. AIG did not receive any of the proceeds from the sale of the shares of AIG common stock by the Department of the Treasury. As a result of the sale of AIG common stock in this offering, the ownership by the Department of the Treasury was reduced from approximately 92 percent to approximately 77 percent of the AIG Common Stock outstanding after the completion of the offering.

   Additional information on AIG is publicly available in its regulatory filings with the SEC. Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


18.RECONCILIATION TO ANNUAL STATEMENT

   The following is a reconciliation of amounts previously reported to state regulatory authorities for the 2011 and 2010 Annual Statements, and as reported for the accompanying statutory financial statement:

                                                                                 2011       2010
(in thousands of dollars)                                                     ---------- ----------
STATEMENTS OF ADMITTED ASSETS, LIABILITIES, AND CAPITAL AND SURPLUS:
   Assets as reported in the Company's Annual Statement                       $9,550,426 $9,636,967
   Deferred tax assets
   Reclass receivables from parent, subsidiaries and affiliates                       --       (182)
                                                                              ---------- ----------
       Assets as reported in the accompanying statutory statements of
         admitted assets, liabilities, and capital and surplus                $9,550,426 $9,636,785
                                                                              ========== ==========
       Liabilities as reported in the Company's Annual Statement              $8,921,128 $8,796,215
       Life and annuity reserves
   Reclass receivables from parent, subsidiaries and affiliates                       --       (182)
                                                                              ---------- ----------
       Liabilities as reported in the accompanying statutory statements
         of admitted assets, liabilities, and capital and surplus             $8,921,128 $8,796,033
                                                                              ========== ==========
       Capital and surplus as reported in the Company's Annual
         Statement                                                            $  629,299 $  840,752
   Net Income (Loss)                                                                  --       (892)
   Deferred tax assets
   Prior period correction to life and annuity reserves                               --        892
                                                                              ---------- ----------
       Capital and surplus as reported in the accompanying statutory statements of admitted assets, liabilities, and capital and
         surplus                                                              $  629,299 $  840,752
                                                                              ========== ==========

19.SUBSEQUENT EVENTS

   The Company has evaluated subsequent events through May 25, 2012, the date the financial statements were issued.

   ML II DISTRIBUTION

   Through a series of transactions that occurred during the three month period ending March 31, 2012, the Federal Reserve Bank of New York initiated the sales of the remaining securities held by ML II. These sales resulted in the Company receiving principal payments of $9.6 million on March 1, 2012 and additional cash receipts of $59.5 million on March 15, 2012 from ML II that consisted of $34.5 million, $5.0 million, and $20.0 million in principal, contractual interest and residual cash flows, respectively, effectively monetizing the Company's ML II interests.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The total amount of $69.1 million received by the Company from ML II was distributed to the Company's intermediate parent company and ultimately remitted to AIG.

   FHLB CASH ADVANCE

   On March 21, 2012, the Company borrowed $14.6 million as a cash advance from the FHLB of Cincinnati. The fair value of collateral pledged to secure advances obtained from the FHLB of Cincinnati on March 21, 2012 was $16.7 million.

   INSURANCE COMPANY MERGER

   On December 31, 2012, the Company intends to merge with and into American General Life Insurance Company ("AGL"), with AGL being the surviving company, to implement a more efficient legal entity structure, while continuing to market products and services under currently existing brands. AGL is also an indirect, wholly owned subsidiary of AIG. The merger transaction is subject to receipt of all required approvals, including the approvals of certain insurance departments.

                            SUPPLEMENTAL SCHEDULES

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------

(in thousands of dollars)
Investment income earned
   U.S. Government bonds                                                     $    540
   Other bonds (unaffiliated)                                                 525,057
   Bonds of affiliates                                                          6,799
   Preferred stocks (unaffiliated)                                              1,838
   Common stocks (unaffiliated)                                                 1,314
   Common stocks (affiliated)                                                      --
   Mortgage loans                                                              61,374
   Real estate                                                                  7,228
   Contract loans                                                              31,185
   Cash and short-term investments                                                336
   Derivative instruments                                                        (523)
   Other invested assets                                                        9,816
   Other                                                                          366
                                                                             --------
       Gross investment income                                               $645,330
                                                                             ========
Real estate owned (book value less encumbrances)                             $ 41,927
                                                                             ========
Mortgage loans (book value)
   Residential mortgages                                                     $     40
   Commercial mortgages                                                       952,539
   Mezzanine loans                                                             13,836
                                                                             --------
       Total mortgage loans                                                  $966,415
                                                                             ========
Mortgage loans by standing (book value)
   Good standing                                                             $962,304
                                                                             ========
   Good standing with restructured terms                                     $  4,111
                                                                             ========
   Interest overdue more than 90 days, not in foreclosure                    $     --
                                                                             ========
Other long-term assets (statement value)                                     $220,372
                                                                             ========
Bonds and stocks of parents, subsidiaries and affiliates (book value) Bonds  $     --
                                                                             ========
   Common stocks                                                             $ 20,856
                                                                             ========

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AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


(in thousands of dollars)
Bonds and short-term investments by class and maturity
   Bonds and short-term investments by maturity (statement value)
       Due within one year or less                                  $  389,902
       Over 1 year through 5 years                                     762,442
       Over 5 years through 10 years                                 1,509,201
       Over 10 years through 20 years                                2,075,652
       Over 20 years                                                 2,800,940
                                                                    ----------
          Total by maturity                                         $7,538,137
                                                                    ==========
Bonds and short-term investments by class (statement value)
Class 1                                                             $3,835,777
Class 2                                                              3,084,691
Class 3                                                                355,031
Class 4                                                                207,275
Class 5                                                                 42,482
Class 6                                                                 12,881
                                                                    ----------
          Total by class                                            $7,538,137
                                                                    ==========
Total bonds publicly traded                                         $5,229,432
                                                                    ==========
Total bonds privately placed                                        $2,308,704
                                                                    ==========
Preferred stocks (statement value)                                  $   25,917
                                                                    ==========
Common stocks (fair value)                                          $   35,571
                                                                    ==========
Short-term investments (book value)                                 $   53,957
                                                                    ==========
Collar, swap and forward agreements open (statement value)          $   (2,440)
                                                                    ==========
Cash on deposit                                                     $   (9,310)
                                                                    ==========
Life insurance in-force, net of reinsurance ceded
   Industrial                                                       $    1,237
                                                                    ==========
   Ordinary                                                         $   65,947
                                                                    ==========

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AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


(in thousands of dollars)
Amount of accidental death insurance in-force under ordinary policies        $ 8,098,886
                                                                             ===========
Amount of life insurance in-force under policies with disability provisions
   Industrial                                                                $   346,642
                                                                             ===========
   Ordinary                                                                  $21,442,902
                                                                             ===========
Supplementary contracts in-force
   Ordinary - not involving life contingencies
       Amount on deposit                                                     $    48,213
                                                                             ===========
       Amount of income payable                                              $       634
                                                                             ===========
   Ordinary - involving life contingencies
       Amount of income payable                                              $       456
                                                                             ===========
Annuities
   Ordinary
       Immediate - amount of income payable                                  $     4,737
                                                                             ===========
       Deferred - fully paid - account balance                               $   765,031
                                                                             ===========
       Deferred - not fully paid - account balance                           $   171,949
                                                                             ===========
   Group
       Amount of income payable                                              $    32,424
                                                                             ===========
       Fully paid - account balance                                          $    38,469
                                                                             ===========
Accident and health insurance - premiums in-force
   Ordinary                                                                  $    68,269
                                                                             ===========
   Group                                                                     $        35
                                                                             ===========
Deposit funds and dividend accumulations
   Deposit funds - account balance                                           $     3,302
                                                                             ===========
   Dividend accumulations - account balance                                  $    27,645
                                                                             ===========

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AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


                     (in thousands of dollars)
                     Claim payments in 2011
                        Group accident and health
                            2011                    $    --
                                                    =======
                            2010                    $    --
                                                    =======
                            2009                    $     4
                                                    =======
                            2008                    $    --
                                                    =======
                            2007                    $    --
                                                    =======
                            2006                    $    --
                                                    =======
                            Prior                   $    10
                                                    =======
                        Other accident and health
                            2011                    $28,144
                                                    =======
                            2010                    $32,850
                                                    =======
                            2009                    $12,398
                                                    =======
                            2008                    $ 1,554
                                                    =======
                            2007                    $   600
                                                    =======
                            2006                    $   266
                                                    =======
                            Prior                   $   762
                                                    =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------

1. The Company's total admitted assets are $9,550.4 million.

2. Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. government, U.S. government agency securities and those U.S. government money market funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and
   (iii) policy loans:

               (in thousands of dollars)               PERCENTAGE
                                                        OF TOTAL
                                                        ADMITTED
                INVESTMENT CATEGORY/ISSUER     AMOUNT    ASSETS
               ------------------------------ -------- ----------
               BONDS
               Seariver Maritime Finl Hldgss  $202,151   2.117%
               Empyrean Capital Partners      $ 78,158   0.818%
               Waste Mgmt Inc                 $ 64,846   0.679%
               Wells Fargo Mbs TR             $ 62,545   0.655%
               Highside Capital Partners LP   $ 61,066   0.639%
               Maiden Lane II LLC             $ 58,166   0.609%
               Deutsche Telekom Intl Fin Bv   $ 50,496   0.529%
               Cruger Issuer TR               $ 49,516   0.518%
               Valero Energy Corp             $ 48,593   0.509%
               AIG Operating Pool             $ 47,300   0.495%

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AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


3. The Company's total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

                      BONDS                             PREFERRED STOCK
 ----------------------------------------------- ------------------------------
                                      PERCENTAGE                     PERCENTAGE
                                       OF TOTAL                       OF TOTAL
 (in thousands of dollars)             ADMITTED                       ADMITTED
 NAIC RATING                 AMOUNT     ASSETS   NAIC RATING AMOUNT    ASSETS
 ------------------------- ---------- ---------- ----------- ------- ----------
          NAIC-1           $3,835,778   40.16%     P/RP-1        $--   0.00%
          NAIC-2            3,084,691   32.30%     P/RP-2     11,034   0.12%
          NAIC-3              355,030    3.72%     P/RP-3     13,777   0.14%
          NAIC-4              207,275    2.17%     P/RP-4         --   0.00%
          NAIC-5               42,482    0.44%     P/RP-5         --   0.00%
          NAIC-6               12,881    0.13%     P/RP-6      1,106   0.01%
                           ----------   ------               -------   -----
                           $7,538,137   78.93%               $25,917   0.27%
                           ==========   ======               =======   =====

4. Following are the Company's total admitted assets held in foreign investments (regardless of whether there is any foreign currency exposure) and unhedged foreign currency exposure (defined as the statement value of investments denominated in foreign currencies which are not hedged by financial instruments qualifying for hedge accounting as specified in SSAP No. 86, "Accounting for Derivative Instruments and Hedging Activities", including: (i) foreign-currency-denominated investments of $63.6 million supporting insurance liabilities denominated in that same foreign currency of $0, and excluding (ii) Canadian investments and currency exposure of $284.6 million.

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                         PERCENTAGE
                                                          OF TOTAL
                                                          ADMITTED
                                                AMOUNT     ASSETS
             (in thousands of dollars)        ---------- ----------
             Countries rated NAIC-1           $1,076,048   11.267%
             Countries rated NAIC-2           $   56,436    0.591%
             Countries rated NAIC-3 or below  $   36,267    0.380%
                                              ----------   ------
                                              $1,168,751   12.238%
                                              ==========   ======

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AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                        PERCENTAGE
                                                         OF TOTAL
                                                         ADMITTED
                                                AMOUNT    ASSETS
              (in thousands of dollars)        -------- ----------
              Countries rated NAIC-1
                 Country: Australia            $276,319   2.893%
                 Country: United Kingdom       $205,992   2.157%
              Countries rated NAIC-2
                 Country: Ireland              $ 39,678   0.415%
                 Country: Mexico               $ 16,523   0.173%
              Countries rated NAIC-3 or below
                 Country: Supra National       $ 10,868   0.114%
                 Country: Liberia              $ 10,438   0.109%

7. Aggregate unhedged foreign currency exposure:

                                                        PERCENTAGE
                                                         OF TOTAL
                                                         ADMITTED
                                                 AMOUNT   ASSETS
             (in thousands of dollars)           ------ ----------
             Unhedged foreign currency exposure   $19     0.000%
                                                  ---     -----
                                                  $19     0.000%
                                                  ===     =====

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                       PERCENTAGE
                                                        OF TOTAL
                                                        ADMITTED
                                                AMOUNT   ASSETS
               (in thousands of dollars)        ------ ----------
               Countries rated NAIC-1            $19     0.000%
               Countries rated NAIC-2            $--     0.000%
               Countries rated NAIC-3 or below   $--     0.000%
                                                 ---
                                                 $19
                                                 ===

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AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


9. Two largest unhedged foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                       PERCENTAGE
                                                        OF TOTAL
                                                        ADMITTED
                                                AMOUNT   ASSETS
                                                ------ ----------
               Countries rated NAIC-1
                  Country: Australia             $19     0.000%
               Countries rated NAIC-2            $--     0.000%
               Countries rated NAIC-3 or below   $--     0.000%
                                                 ---
                                                 $19
                                                 ===

10.Ten largest nonsovereign (i.e., nongovernmental) foreign issues:

                                                       PERCENTAGE
                                                        OF TOTAL
                                                        ADMITTED
                                               AMOUNT    ASSETS
               (in thousands of dollars)       ------- ----------
               Deutsche Telekom Intl Fin BV    $50,496   0.529%
               France Telecom SA               $38,766   0.406%
               Transurban Fin Co Pty LTD       $33,891   0.355%
               Telefonica Europe BV            $31,654   0.331%
               Kingfisher PLC                  $30,000   0.314%
               Stockland Fin Pty LTD           $30,000   0.314%
               Spotless Grp LTD                $30,000   0.314%
               Red Electrica De Espana Fin BV  $25,000   0.262%
               ETSA Utils Fin Pty LTD          $25,000   0.262%
               British Telecom PLC             $24,854   0.260%

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AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


11.The Company's total admitted assets held in Canadian investments and unhedged Canadian currency exposure, including Canadian-currency-denominated investments of $0 supporting Canadian-denominated insurance liabilities of $0 are:

                                                          PERCENTAGE
                                                           OF TOTAL
                                                           ADMITTED
                                                  AMOUNT    ASSETS
            (in thousands of dollars)            -------- ----------
            Canadian investments                 $284,643   2.980%
            Unhedged Canadian currency exposure  $     --   0.000%

12.Not applicable.

13.Ten largest equity interests:

                                                                               PERCENTAGE
                                                                                OF TOTAL
                                                                                ADMITTED
                                                                       AMOUNT    ASSETS
(in thousands of dollars)                                              ------- ----------
Empyrean Capital Partners                                              $78,158   0.818%
Highside Capital Partners LP                                           $61,066   0.639%
American Gen Ppty Ins Co COM                                           $20,624   0.216%
Portobello Capital II L.P. (formerly Ibersuizas Capital Fund II L.P.)  $14,790   0.155%
FHLB Cincinnati                                                        $14,309   0.150%
Nexen Inc Sub NT 7.35%                                                 $11,874   0.124%
PineBridge Secondary Partners, LP                                      $ 9,989   0.105%
Blackstone Mezzanine Partners II, LP                                   $ 8,450   0.088%
Blackstone Capital Partners V, LP                                      $ 8,098   0.085%
AEA Mezzanine Fund (Leveraged), LP                                     $ 7,761   0.081%

14.Not applicable.

15.Not applicable.

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AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


16.With respect to mortgage loans reported in Schedule B, the Company's total admitted assets are as follows:

                                                     PERCENTAGE
                                                      OF TOTAL
                                                      ADMITTED
                                             AMOUNT    ASSETS
                 (in thousands of dollars)  -------- ----------
                      Mortgage loans        $956,180   10.012%

   Aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties. The ten largest aggregate mortgage interests, each a commercial property, follows:

                                                                 PERCENTAGE
    (in thousands of dollars)                                     OF TOTAL
                                                                  ADMITTED
    PROPERTY                                             AMOUNT    ASSETS
    -------------------------                            ------- ----------
    Port LA Distr Center II - Commercial                 $38,513   0.403%
    Doubletree - Allen Center - Commercial               $32,958   0.345%
    Bayside Village MHC - Commercial                     $30,654   0.321%
    East Coast Oakwood -Affiliate (Inter-Co) Commercial  $26,629   0.279%
    Village Green Apartments - Commercial                $26,337   0.276%
    Oakwood Village Apartments - Commercial              $24,276   0.254%
    Watson Multi Bldg Portfolio - Commercial             $24,201   0.253%
    Memorial Herman - Commercial                         $23,722   0.248%
    200 Market Place - Commercial                        $22,940   0.240%
    Grove Pointe - Commercial                            $21,689   0.227%

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AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


   Amount and percentage of the Company's total admitted assets in the following categories of mortgage loans:

                                                             PERCENTAGE
                                                              OF TOTAL
                                                              ADMITTED
                                                      AMOUNT   ASSETS
        (in thousands of dollars)                     ------ ----------
        Construction loans                            $   --
        Mortgage loans over 90 days past due          $   --
        Mortgage loans in the process of foreclosure  $   --
        Mortgage loans foreclosed                     $   --
        Restructured mortgage loans                   $4,111   0.043%

17.Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

             (in thousands      RESIDENTIAL        COMMERCIAL
             of dollars)     ----------------  ------------------
                                    PERCENTAGE          PERCENTAGE
                                     OF TOTAL            OF TOTAL
                                     ADMITTED            ADMITTED
                             AMOUNT   ASSETS    AMOUNT    ASSETS
             LOAN-TO-VALUE   ------ ---------- -------- ----------
             above 95%        $--              $  4,111    0.043%
             91% to 95%        --                    --
             81% to 90%        --                    --
             71% to 80%        --                28,438    0.298%
             below 70%         40     0.000%    933,826    9.778%
                              ---     -----    --------   ------
                              $40     0.000%   $966,375   10.119%
                              ===     =====    ========   ======

18.Not applicable.

19.Not applicable

20.Not applicable.

21.Not applicable.

22.The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps and forward contracts as of each quarter in 2010:

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AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


                                                       AT END OF EACH QUARTER
                                                 -----------------------------------
                                  AT YEAR END    1ST QUARTER 2ND QUARTER 3RD QUARTER
                               ----------------  ----------- ----------- -----------
                                      PERCENTAGE
                                       OF TOTAL
                                       ADMITTED
                               AMOUNT   ASSETS     AMOUNT      AMOUNT      AMOUNT
(in thousands of dollars)      ------ ---------- ----------- ----------- -----------
Hedging                         $733    0.008%     $7,826      $7,649      $7,549
Income                          $ --    0.000%     $   --      $   --      $   --
Replications                    $ --    0.000%     $   --      $   --      $   --
Other                           $ --    0.000%     $   --      $   --      $   --

23.Not applicable.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE
DECEMBER 31, 2011
--------------------------------------------------------------------------------


                                                                               ADMITTED ASSETS AS REPORTED
                                                    GROSS INVESTMENT HOLDINGS* IN THE ANNUAL STATEMENT
(in thousands of dollars)                           -------------------------  --------------------------
                                                                  PERCENTAGE                 PERCENTAGE
                                                                   OF GROSS                  OF ADMITTED
                                                                  INVESTMENT                  INVESTED
                                                      AMOUNT       HOLDINGS      AMOUNT        ASSETS
         INVESTMENT CATEGORIES                       ----------   ----------    ----------   -----------
Bonds
   US Treasury securities                           $    5,305       0.057%    $    5,305       0.057%
   US government sponsored agencies                      3,201       0.035%         3,201       0.035%
   Foreign government (including
     Canada, excluding mortgage-backed
     securities)                                       100,573       1.085%       100,573       1.087%
   Securities issued by states,
     territories, and possessions and
     their political subdivisions in
     the US
       States, territories and
         possessions general obligations                18,029       0.195%        18,029       0.195%
       Political subdivisions of
         states, territories and
         possessions and political
         subdivisions general
         obligations                                    53,061       0.572%        53,061       0.573%
       Revenue and assessment
         obligations                                   109,681       1.183%       109,681       1.185%
       Industrial development and
         similar obligations                            38,164       0.412%        38,164       0.412%
   Mortgage-backed securities
     (including residential and
     commercial MBS)
       Pass-through securities
          Issued or guaranteed by GNMA                   3,259       0.035%         3,259       0.035%
          Issued or guaranteed by FNMA
            and FHLMC                                   72,975       0.787%        72,975       0.789%
       CMOs and REMICs
          Issued or guaranteed by GNMA,
            FNMA,
              FHLMC or VA                              538,293       5.808%       538,293       5.817%
              All other                                443,631       4.786%       443,631       4.794%
   Other debt and other fixed income
     securities (excluding short-term)
       Unaffiliated domestic securities
         (including credit tenant loans
         rated by the SVO)                           4,784,628      51.621%     4,784,628      51.709%
       Unaffiliated foreign securities               1,313,380      14.170%     1,313,380      14.194%
       Affiliated securities                                --          --             --
                              (continued on next page)

* Gross investment holdings as valued in compliance with the NAIC Accounting Practices and Procedures Manual.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE
DECEMBER 31, 2011
--------------------------------------------------------------------------------


                                                                     ADMITTED ASSETS AS REPORTED
(in thousands of dollars)                 GROSS INVESTMENT HOLDINGS* IN THE ANNUAL STATEMENT
                                                        PERCENTAGE                 PERCENTAGE
                                                         OF GROSS                  OF ADMITTED
                                                        INVESTMENT                  INVESTED
INVESTMENT CATEGORIES                       AMOUNT       HOLDINGS      AMOUNT        ASSETS
---------------------                      ----------   ----------    ----------   -----------
Equity interests
       Investments in mutual
         funds                            $        0       0.000%    $        0        0.000%
       Preferred stocks
          Unaffiliated                        25,917       0.280%        25,917        0.280%
       Publicly traded equity
         securities
         (excluding preferred
         stocks)
          Unaffiliated                            63       0.001%            63        0.001%
       Other equity securities
          Affiliated                          20,856       0.225%        20,624        0.223%
          Unaffiliated                        14,653       0.158%        14,653        0.158%
Mortgage loans
       Single family
         residential
         properties                               40       0.000%            40        0.000%
       Multifamily
         residential
         properties                          189,320       2.043%       189,320        2.046%
       Commercial loans                      752,984       8.124%       752,984        8.138%
   Mezzanine real estate loans                13,836       0.149%        13,836        0.150%
Real estate investments
       Property occupied by
         company                              36,278       0.391%        36,278        0.392%
       Property held for
         production of income
         (including $0 of
         property acquired in
         satisfaction of debt)                   978       0.011%           978        0.011%
       Property held for sale
         (including
         $4,671,265 property
         acquired in
         satisfaction of debt)                 4,671       0.050%         4,671        0.050%
Policy loans                                 417,210       4.501%       416,567        4.502%
Receivable for securities                     27,925       0.301%        27,925        0.302%
Cash, cash equivalents and
  short-term investments                      44,647       0.482%        44,647        0.483%
Other invested assets                        235,200       2.538%       220,372        2.382%
                                           ----------    -------      ----------     -------
              Total invested
                assets                    $9,268,758     100.000%    $9,253,055      100.000%
                                           ==========    =======      ==========     =======

* Gross investment holdings as valued in compliance with the NAIC Accounting Practices and Procedures Manual.

SUNAMERICA LIFE INSURANCE COMPANY
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
AMERICAN INTERNATIONAL GROUP, INC.)
STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

                       SUNAMERICA LIFE INSURANCE COMPANY
                    INDEX TO STATUTORY FINANCIAL STATEMENTS
                         AND SUPPLEMENTAL INFORMATION

                                                                                                              Page
Report of Independent Auditors                                                                                     1
Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus                                       2
Statutory Statements of Operations                                                                                 3
Statutory Statements of Changes in Capital and Surplus                                                             4
Statutory Statements of Cash Flows                                                                                 5
Notes to Statutory Financial Statements:
    1. Nature of Operations                                                                                        6
    2. Summary of Significant Accounting Policies                                                               7-22
    3. Investments                                                                                             23-46
    4. Derivative Financial Instruments                                                                        47-49
    5. Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with
       Concentrations of Credit Risk                                                                           49-50
    6. Fair Value Measurements                                                                                 51-61
    7. Analysis of Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics               62
    8. Separate Accounts                                                                                       63-64
    9. Reinsurance                                                                                                65
   10. Federal Income Taxes                                                                                    66-75
   11. Capital and Surplus                                                                                     76-77
   12. Retirement Plans, Deferred Compensation, Postemployment Benefits and Compensated Absences and Other
       Postretirement Benefit Plans                                                                            78-82
   13. Debt                                                                                                       83
   14. Leases                                                                                                     83
   15. Commitments and Contingent Liabilities                                                                  84-86
   16. Related Party Transactions                                                                              87-94
   17. Reconciliation to the Annual Statement                                                                     95
   18. Subsequent Events                                                                                       95-96

Supplemental Information

Report of Independent Auditors on Accompanying Information                                                        97
Supplemental Schedule of Assets and Liabilities                                                               98-101
Summary Investment Schedule                                                                                      102
Investment Risks Interrogatories                                                                             103-108

[PWC LOGO]

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of SunAmerica Life Insurance Company:

We have audited the accompanying statutory statement of admitted assets, liabilities and capital and surplus of SunAmerica Life Insurance Company (the "Company"), an indirect wholly owned subsidiary of American International Group, Inc., as of December 31, 2011 and 2010, and the related statutory statements of operations, changes in capital and surplus, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Arizona Department of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flow for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 2 to the financial statements, during 2010, the Company received a permitted practice to restate the additional paid-in surplus and unassigned deficit components of surplus, similar to the statutory basis of accounting for a quasi-reorganization.

[GRAPHIC]

May 25, 2012

PricewaterhouseCoopers LLP, 350 South Grand Avenue, 49/th/ Floor, Los Angeles, CA 90071
T: (213) 356-6000, F: (813) 637-4444, www.pwc.com/us

                       SUNAMERICA LIFE INSURANCE COMPANY
             STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES
                            AND CAPITAL AND SURPLUS

                                                                                                        DECEMBER 31,
$ in millions except par and share data                                                              ------------------
                                                                                                       2011      2010
                                                                                                     --------  --------
ADMITTED ASSETS
Cash and investments:
   Bonds (unaffiliated)                                                                              $  6,294  $  5,186
   Bonds (affiliated)                                                                                     100       133
   Common stocks (affiliated)                                                                           1,981     2,973
   Common stocks (unaffiliated)                                                                            44        29
   Mortgage loans                                                                                       1,229     1,711
   Real estate                                                                                             37        13
   Contract loans                                                                                          35        37
   Derivatives                                                                                            875     1,374
   Cash, cash equivalents and short-term investments                                                    1,442     3,339
   Other invested assets                                                                                1,469     1,713
   Receivables for securities                                                                               7         3
                                                                                                     --------  --------
   Total cash and investments                                                                          13,513    16,511
Amounts recoverable from reinsurers                                                                         6         7
Investment income due and accrued                                                                          42        39
Receivable from affiliates                                                                                 --       336
Federal income taxes receivable from Parent                                                                74        97
Net deferred tax assets                                                                                    56        44
Separate account assets                                                                                   134       202
                                                                                                     --------  --------
Total admitted assets                                                                                $ 13,825  $ 17,236
                                                                                                     ========  ========
LIABILITIES AND CAPITAL AND SURPLUS
Reserves for life, accident and health contracts                                                     $  2,075  $  2,147
Liability for deposit-type contracts                                                                    6,936     8,692
Transfers to separate account due or accrued (net)                                                        (98)     (159)
Accrued commissions and expenses                                                                           60        59
Asset valuation reserve                                                                                   435       386
Derivatives                                                                                             1,075     1,422
Collateral for derivative program                                                                         261       603
Foreign currency translation liability for deposit-type contracts                                          11        33
Other liabilities                                                                                          29        50
Separate account liabilities                                                                              134       202
                                                                                                     --------  --------
Total liabilities                                                                                      10,918    13,435
                                                                                                     --------  --------

Capital and surplus:
Common stock, $2.50 par value: 2,254,560 shares authorized, 2,254,560 shares issued and outstanding         6         6
Paid-in and contributed surplus                                                                         2,862     3,591
Special surplus funds--additional admitted deferred tax assets                                             42        27
Unassigned surplus (funds)                                                                                 (3)      177
                                                                                                     --------  --------
Total capital and surplus                                                                               2,907     3,801
                                                                                                     --------  --------
Total liabilities and capital and surplus                                                            $ 13,825  $ 17,236
                                                                                                     ========  ========

           See accompanying notes to statutory financial statements.

                       SUNAMERICA LIFE INSURANCE COMPANY
                      STATUTORY STATEMENTS OF OPERATIONS

                                                                                 YEARS ENDED DECEMBER 31,
$ in millions                                                                    ----------------------
                                                                                    2011         2010
                                                                                 ----------   ----------
REVENUES
Premiums and annuity considerations                                              $       26   $       43
Net investment income                                                                   502          575
Amortization of interest maintenance reserve                                            (21)         (29)
Separate accounts net loss from operations excluding unrealized gains or losses          (1)         (10)
Other revenue                                                                            20           15
                                                                                 ----------   ----------
Total revenue                                                                           526          594
                                                                                 ----------   ----------
BENEFITS AND EXPENSES
Death benefits                                                                            9           11
Annuity benefits                                                                         76           92
Surrender benefits                                                                       87          104
Interest and adjustments on policy or deposit-type contract funds                       347          426
Payments on supplementary contracts with life contingencies                              17           18
Decrease in reserves for life and accident and health policies and contracts            (72)         (88)
Commissions                                                                               1            1
General insurance and other expenses                                                     14           68
Net transfers from the separate accounts                                                 (8)          (9)
                                                                                 ----------   ----------
Total benefits and expenses                                                             471          623
                                                                                 ----------   ----------
Net gain (loss) from operations before federal income taxes                              55          (29)
Federal income tax benefit                                                              (23)        (101)
                                                                                 ----------   ----------
Net gain from operations after taxes and before net realized capital losses              78           72
Net realized capital losses                                                          (1,146)        (227)
                                                                                 ----------   ----------
Net loss                                                                         $   (1,068)  $     (155)
                                                                                 ==========   ==========

           See accompanying notes to statutory financial statements.

                       SUNAMERICA LIFE INSURANCE COMPANY
            STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                           PAID-IN AND SPECIAL UNASSIGNED
$ in millions                                                       COMMON CONTRIBUTED SURPLUS  SURPLUS
                                                                    STOCK    SURPLUS    FUNDS   (FUNDS)    TOTAL
                                                                    ------ ----------- ------- ---------- -------
Balances at December 31, 2009                                       $    6   $ 6,619   $    3   $(2,615)  $ 4,013
Net loss 2010                                                           --        --       --      (155)     (155)

Change in net unrealized capital gains and losses                       --        --       --       272       272
Change in net unrealized foreign exchange capital gains and losses      --        --       --        49        49
Change in net deferred income tax                                       --        --       --        64        64
Change in non-admitted assets                                           --        --       --      (112)     (112)
Change in asset valuation reserve                                       --        --       --      (317)     (317)
Other changes in surplus in Separate Accounts                           --        --       --        16        16
Surplus contributed by Parent                                           --         3       --        --         3
Quasi-reorganization permitted practice                                 --    (3,031)      --     3,031        --
Prior year surplus adjustments                                          --        --       --       (56)      (56)
Additional admitted deferred tax assets                                 --        --       24        --        24
                                                                    ------   -------   ------   -------   -------
Balances at December 31, 2010                                            6     3,591       27       177     3,801
                                                                    ------   -------   ------   -------   -------
Net loss 2011                                                           --        --       --    (1,068)   (1,068)
Change in net unrealized capital gains and losses                       --        --       --     1,028     1,028
Change in net unrealized foreign exchange capital gains and losses      --        --       --        23        23
Change in net deferred income tax                                       --        --       --        12        12
Change in non-admitted assets                                           --        --       --       244       244
Change in asset valuation reserve                                       --        --       --       (49)      (49)
Surplus withdrawn from Separate Accounts                                --        --       --         8         8
Other changes in surplus in Separate Accounts                           --        --       --         2         2
Surplus contributed to Parent                                           --      (729)      --        --      (729)
Dividends to stockholders                                               --        --       --      (380)     (380)
Additional admitted deferred tax assets                                 --        --       15        --        15
                                                                    ------   -------   ------   -------   -------
Balances at December 31, 2011                                       $    6   $ 2,862   $   42   $    (3)  $ 2,907
                                                                    ======   =======   ======   =======   =======

           See accompanying notes to statutory financial statements.

                       SUNAMERICA LIFE INSURANCE COMPANY
                      STATUTORY STATEMENTS OF CASH FLOWS

                                                                            YEARS ENDED DECEMBER 31,
$ in millions                                                               ----------------------
                                                                               2011         2010
                                                                            ----------   ----------
Premiums and annuity considerations collected, net of reinsurance           $       26   $       42
Net investment income received                                                     398          477
Other cash provided                                                                 20           16
                                                                            ----------   ----------
Total revenues received                                                            444          535
                                                                            ----------   ----------
Benefit and loss related payments                                                  507          610
Net transfers to (from) separate accounts                                          (69)           6
Commissions, other expenses and taxes paid                                          13           70
Federal income taxes recovered                                                     (88)         (25)
                                                                            ----------   ----------
Total benefits and expenses paid                                                   363          661
                                                                            ----------   ----------
Net cash provided by (used in) operations                                           81         (126)
                                                                            ----------   ----------
Proceeds from investments sold, matured or repaid:
   Bonds                                                                         1,631        1,500
   Stocks                                                                          263          363
   Mortgage loans                                                                  471          279
   Real estate                                                                      13           --
   Other invested assets                                                           381          371
   Net gains (losses) on cash, cash equivalent and short-term investments           --           --
   Miscellaneous proceeds                                                           --           --
                                                                            ----------   ----------
Total proceeds from investments sold, matured or repaid                          2,759        2,513
                                                                            ----------   ----------
Cost of investments acquired:
   Bonds                                                                         2,678           95
   Stocks                                                                           61           12
   Mortgage loans                                                                   26           99
   Real estate                                                                       3           --
   Other invested assets                                                            55           28
   Miscellaneous applications                                                       --           --
                                                                            ----------   ----------
Total cost of investments acquired                                               2,823          234

Net decrease in contract loans                                                       2            9
                                                                            ----------   ----------
Net cash provided by (used in) investing activities                                (62)       2,288
                                                                            ----------   ----------
Capital and paid-in surplus                                                         27           --
Net withdrawals on deposit-type contracts and other insurance liabilities       (1,786)         (39)
Dividends to stockholders                                                         (380)          --
Other cash provided                                                                223           22
                                                                            ----------   ----------
Net cash used in financing and from miscellaneous sources                       (1,916)         (17)
                                                                            ----------   ----------
Net increase (decrease) in cash and short-term investments                      (1,897)       2,145
Cash and short-term investments at beginning of year                             3,339        1,194
                                                                            ----------   ----------
Cash and short-term investments at end of year                              $    1,442   $    3,339
                                                                            ==========   ==========
Non-cash activity:
Variable compensation contribution from AIG throughout 2011 and 2010        $        6   $        2
                                                                            ==========   ==========
Fixed assets contributed to SunAmerica Annuity and Life Assurance Company
on January 22, 2010                                                                 --           19
                                                                            ==========   ==========

           See accompanying notes to statutory financial statements.

                       SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO STATUTORY FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

   SunAmerica Life Insurance Company (the "Company") is a direct wholly owned subsidiary of SAFG Retirement Services, Inc. ("SAFGRS" or "the Parent") which is a wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is a stock life insurance company domiciled and licensed in the State of Arizona and is subject to regulation by the Arizona Department of Insurance. It is also subject to regulation by the states in which it transacts business.

   The Company owns 100% of the common stock of SunAmerica Annuity and Life Assurance Company ("SAAL"), which is domiciled and licensed in the State of Arizona; UG Corporation, an investment company; SA Affordable Housing, LLC ("SAAH LLC"), an investment company; and SunAmerica Investments Inc. ("SAII"), an investment company.

   On December 31, 2011 and to facilitate the merger of First SunAmerica Life Insurance Company ("FSA") with and into The United States Life Insurance Company in the City of New York ("USL") with USL being the surviving entity, the Company made a return of capital distribution of 100% of the capital stock of FSA, valued at $734.5 million, to the Parent, which upon receipt of such capital stock distributed the same to AIG.

   The Company has been primarily engaged in the business of writing guaranteed investment contracts ("GICs") directed to the institutional marketplace, but stopped writing new business after the first quarter of 2005. The Company also administers closed blocks of GICs and fixed annuities, on which it earns net investment income. The Company is licensed in 49 states and the District of Columbia.

   The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities.

   The Company is exposed to the risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION

   The accompanying financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"), as described herein.

   The Arizona Department of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Arizona for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Arizona Insurance Law. The National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures manual ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the State of Arizona. The state has the right to permit other specific practices that deviate from prescribed practices.

   A reconciliation of the Company's net loss and capital and surplus between NAIC SAP and practices prescribed or permitted by the State of Arizona is shown below:

                                                        DECEMBER 31,
       $ in millions                                 ------------------
                                                       2011      2010
                                                     --------  --------
       Net Loss, Arizona basis                       $ (1,068) $   (155)
                                                     --------  --------
       Net Loss, NAIC SAP                            $ (1,068) $   (155)
                                                     ========  ========
       Statutory Capital and Surplus, Arizona basis  $  2,907  $  3,801
                                                     --------  --------
       Statutory Capital and Surplus, NAIC SAP       $  2,907  $  3,801
                                                     ========  ========

   In 2010, the Company received permission from the Arizona Department of Insurance to restate the gross paid-in and contributed surplus and the unassigned funds components of surplus, similar to the restatement of surplus balances that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization. This restatement resulted in an increase in unassigned funds in an amount equal to the contributions received from AIG, its ultimate parent, that offset the Company's and its insurance subsidiaries' losses incurred on certain securities and a corresponding decrease in gross paid-in and contributed surplus. The permitted practice had no impact on either the Company's net income or total capital and surplus. In addition, there was no impact on the Company's risk-based capital ("RBC") results.

   Both of the Company's insurance subsidiaries also received approval from their respective domiciliary regulators regarding the use of the same quasi-reorganization permitted practice, resulting in decreases in their gross paid-in and contributed surplus balances and corresponding increases in their unassigned funds balances. The reclassification entries associated with the subsidiaries' approved permitted practices had no impact on the Company's financial statements.

   Certain classifications and format changes have been made to prior year amounts to conform to the current year presentation.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Use of Estimates

   The preparation of financial statements in conformity with accounting practices prescribed or permitted by the Arizona Department of Insurance requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenues and expenses during the period. The areas of significant judgments and estimates include the following:

       .  Application of other-than-temporary impairments;

       . Estimates with respect to income taxes, including recoverability of deferred tax assets ("DTAs");

       . Fair value measurements of certain financial assets; and . Policy reserves for life, annuity, accident and health insurance contracts, including guarantees.

   These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the statutory assumptions used, the Company's statements of admitted assets, liabilities and capital and surplus, statements of operations and statutory statement of cash flows could be materially affected.

   SIGNIFICANT ACCOUNTING POLICIES

   Bonds

   Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a rating in over one year from the NAIC's Security Valuation Office ("SVO") receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. If the decline in fair value of a bond is considered to be other-than-temporary, the cost basis is written down to fair value and the amount of the write-down is recognized as a realized loss. The determination that a security has incurred an other-than-temporary impairment ("OTTI") in value and the amount of any loss recognition requires the judgment of the Company's management and a continued review of its investments. The discount or premium on bonds is amortized using the effective yield method.

   All residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS") were defined to be loan-backed and structured

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   securities ("LBaSS") for 2010. The definition of LBaSS was expanded in 2011 to include certain securities that were previously accounted for pursuant to the guidance for bonds, other than LBaSS. The additional securities included in LBaSS in 2011 includes, but is not limited to, pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are stated at amortized cost, except for those with a NAIC designation of "6" or "6*". LBaSS with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. LBaSS that have not been filed and have not received a rating in over one year from the SVO receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Securities filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with a NAIC 5* designation are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other-than-temporary. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed and asset-backed securities were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

   RBC charges are based on the final NAIC designation. For LBaSS, NAIC designations are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways for 2011. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock and PIMCO, respectively. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified rating based on an NAIC matrix and the Company's carrying value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the SVO, interest only securities, and those securities with an original NAIC designation of 1, 5*, 6, or 6*, the final NAIC designation is based on the SVO or Acceptable Rating Organization ("ARO") rating and is not subject to a modified rating or financial modeling.

   Preferred Stocks

   Preferred stocks with NAIC designations of "1", "2" and "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized investment losses charged directly to unassigned surplus. Provisions made for impairment are

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   recorded as realized investment losses when declines in fair value are determined to be other-than-temporary.

   Common Stocks

   Unaffiliated common stocks are carried at fair value, with unrealized investment gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other-than-temporary.

   Investments in US domiciled insurance subsidiary, controlled, and affiliated ("SCA") entities (affiliated common stocks) are recorded based on the underlying audited statutory equity of the respective entity's financial statements, adjusted for unamortized goodwill, if applicable. Investments in non-insurance SCA entities are recorded at audited US GAAP equity and further adjusted to a statutory basis of accounting, if applicable. Investments in non-insurance SCA entities in which audited US GAAP financial statements are not available, or audited foreign GAAP basis financial statements that include a footnote that reconciles net income and equity on a foreign GAAP basis to US GAAP are not available, have been non-admitted as assets as required by Statement of Statutory Accounting Principle ("SSAP") No. 97, "Investments in Subsidiary, Controlled and Affiliated Entities, A Replacement of SSAP No. 88" ("SSAP 97"), if applicable. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized investment gains or losses. Dividends received from such affiliates are recorded as investment income when received.

   Mortgage Loans

   Mortgage and Mezzanine real estate loans are carried at amortized unpaid balances less any allowance for loan loss. Loan origination fees and costs, other than points, are expensed as incurred.

   Loans are monitored, identified, evaluated, segmented and reserved based on certain risk factors, including past due status, debt service coverage rate, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the collateral property is located and condition of the collateral property.

   A loan is identified as impaired when it is probable that interest and principal payments will not be collected according to the contractual terms of the loan agreement. The measurement of impaired loans is generally determined based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if collateral dependent, the fair value of the collateral supported by an internal cash flow analysis, third party broker opinion of value or a third party appraisal report. The allowance amount is calculated as the excess of book value of the individual loan over the fair value of its collateral less estimated costs to sell and obtain. Impairment amounts are established as a valuation allowance against the amortized unpaid balances with a corresponding charge to unrealized gain or loss. Interest income on such impaired loans is recognized when cash is received.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   There are two components of allowance for loan loss: 1) specific loan loss allowance that is determined for individual loans that are specifically identified as impaired ("specific loan loss allowance") and 2) a general reserve for loans with similar risk characteristics that is determined using the current loan-to-value as adjusted, as necessary, to reflect the impact of current conditions ("segment loan loss allowance").

   Real Estate

   Real estate consists of properties held for the production of income and properties held for sale. Properties held for the production of income are carried at depreciated cost less encumbrances unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its carrying amount or fair value less estimated costs to sell the property less encumbrances.

   Real estate obtained through foreclosure, in satisfaction of a loan, is recorded at the time of foreclosure at the lower of fair value (as determined by acceptable appraisal methodologies) or the carrying value of the related loan.

   Cash, Cash Equivalents and Short-term Investments

   Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments that have original maturities of three months or less at date of purchase and are stated at amortized cost, which approximates fair value. Short-term investments consist of securities that have original maturities of greater than three months and less than twelve months at date of purchase and are stated at amortized cost, which approximates fair value.

   Contract Loans

   Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the policy cash surrender value are considered non-admitted assets.

   Other Invested Assets

   Other invested assets principally consist of investments in limited partnerships and limited liability companies. Investments in limited partnerships and limited liability companies, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, shall be reported using an equity method as defined in SSAP 97. Pursuant to SSAP 97, such investments are generally reported based on audited US GAAP equity, with subsequent adjustment to a statutory basis of accounting, if applicable.

   Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10%) or lacks control, were generally recorded based on the underlying audited US GAAP equity of the investee, with some prescribed exceptions. SSAP

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   No. 48, "Joint Ventures, Partnerships, and Limited Liability Companies" ("SSAP 48") allows the use of (a) the US GAAP basis equity as set forth in the audited footnote reconciliation of Foreign GAAP equity and income to US GAAP within the audited foreign GAAP financial statements or (b) the International Financial Reporting Standards ("IFRS") basis equity in the audited IFRS prepared financials statements as an acceptable basis for the valuation of minor/non-controlled investments. In addition, the audited U.S. tax basis equity may also be used in certain circumstances.

   All investments in other invested assets in which underlying audited US GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets as required by SSAPs 48 and/or SSAP 97. The Company had $31.4 million and $47.9 million in non-admitted partnership investments at December 31, 2011 and December 31, 2010, respectively. Undistributed accumulated earnings of admitted other invested assets are included in unassigned surplus as a component of unrealized investment gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other-than-temporary are recognized as realized losses.

   Investment Income

   Due and accrued income is excluded from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days or is uncertain, and for mortgage loans when loans are foreclosed or delinquent in payment for greater than 90 days or where interest is uncollectible.

   Net Realized Capital Gains (Losses)

   Realized investment gains and losses, which are determined by using the specific identification method, are reflected in operations net of applicable federal income taxes and transfers to the interest maintenance reserve ("IMR").

   Bond Impairments

   The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

   For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value.

   For LBaSS, a non-interest related (i.e. credit-related) OTTI (resulting from a decline in value due to fundamental credit problems of the issuer) is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of cash flows expected to be collected.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. When this occurs, the LBaSS is written down to fair value.

   In assessing whether a non-interest related OTTI has occurred for LBaSS, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities. When estimating future cash flows, management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class.

       .  Current delinquency rates;

       .  Expected default rates and timing of such defaults;

       .  Loss severity and timing of any such recovery;

       .  Expected prepayment speeds; and

       .  Ratings of securities underlying structured products.

   In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

   Non-admitted Assets

   All assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs, certain other invested assets, furniture, fixtures, leasehold improvements, prepaid assets, agents balances or other receivables over ninety days and non-operating software, are excluded from the statutory statement of admitted assets, liabilities and capital and surplus, and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets amounted to $305.6 million and $565.1 million at December 31, 2011 and 2010, respectively.

   Electronic Data Processing ("EDP") Equipment and Operating System ("OS") Software

   The Company contributed all of its EDP equipment and software to SAAL in January 2010.

   Derivative Financial Instruments

   All derivative instruments are recognized in the financial statements. Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported in the statutory statement of admitted assets, liabilities and capital and surplus in a manner consistent with the hedged asset or liability ("hedge accounting"). Changes in carrying value or cash flow of derivatives that qualify for hedge accounting are recorded consistently with how the changes in the carrying value or cash flow of the hedged asset or liability are recorded. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   effective hedge ("ineffective hedges") are accounted for at fair value and the changes in fair value are recorded as unrealized gains or unrealized losses. Hedge accounting was not used for any derivative instruments in 2011 and 2010. Foreign currency unrealized gains or losses are also recorded on foreign-denominated GIC liabilities. The foreign currency conversion on GIC liabilities was $11.2 million and $33.0 million in cumulative unrealized losses at December 31, 2011 and 2010, respectively.

   IMR

   The IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest related investment gains and losses resulting from sales (net of taxes) and interest related OTTI (net of taxes). An interest related OTTI occurs when the Company, at the balance sheet date, has the intent to sell an investment or does not have the intent and ability to hold the security, before recovery of the cost of the investment. For LBaSS, if the Company recognized an interest related OTTI, the non-interest related OTTI is booked to Asset Valuation Reserves ("AVR"), and the interest related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold. The negative IMR balances of $105.2 million and $155.6 million were considered non-admitted assets at December 31, 2011 and 2010, respectively.

   AVR

   The AVR is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are accounted for as direct increases or decreased in surplus.

   Separate Account Assets and Liabilities

   Separate account liabilities are composed of certain market-value-adjusted fixed annuities. The assets related to these fixed annuities are carried at fair value.

   Reserves for Life and Annuity Contracts

   Reserves for life policies are provided in accordance with the Commissioner's Reserve Valuation Method ("CRVM"). Reserves for fixed annuities and supplementary contracts with life contingencies are provided in accordance with the Commissioner's Annuity Reserve Valuation Method ("CARVM") as amended by Actuarial Guideline 33. The Company performs an annual cash flow testing in accordance with the NAIC Actuarial Opinion and Memorandum Regulation, to ensure the adequacy of the reserves. No additional reserves were required in 2011 and 2010 as a result of this analysis.

   At December 31, 2011 and 2010, respectively, the Company had $18.8 million and $22.3 million, of insurance in force for which the gross premiums are less than the net premiums according to the standard of valuation set by the State of Arizona. Reserves to cover the above insurance totaled $46,000 and $51,000 at December 31, 2011 and 2010, respectively.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   The tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

   Liabilities for Deposit-Type Contracts

   Liabilities for deposit-type contracts which include GIC's, supplementary contracts without life contingencies, and annuities certain are based on the discounting of future payments at an annual statutory effective rate. Tabular interest on other funds not involving life contingencies is based on the interest rate at which the liability accrues.

   Premiums, Annuity Considerations and Related Expenses

   Life premiums are recognized as income over the premium-paying periods of the related policies. Annuity considerations are reported as revenue when received. Premiums for deposit-type products, which include GICs, are credited directly to the respective reserves and are not recorded in the statutory statement of operations. Premiums on traditional life insurance contracts are reported net of both reinsurance and the adjustment for due and deferred premiums. Acquisition costs such as commissions and other expenses related to the acquisition of new business are charged to the statutory statement of operations as incurred.

   Reinsurance Premiums and Related Expenses

   Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

   Annuity, Life Contract and Deposit-Type Contract Surrender Benefits

   Annuity, universal life, interest-sensitive life benefits, payments under supplementary contracts with life contingencies and surrenders and withdrawals are reported on a cash basis. Withdrawals from deposit-type contracts, including those for GICs, directly reduce the liability for deposit-type contracts and do not flow through the statutory statement of operations.

   Allocated Expenses

   Pursuant to a cost allocation agreement, the Company purchases administrative, investment management, accounting, marketing and data processing services from AIG or its subsidiaries. The allocation of such costs for investment services is based on the level of assets under management. The allocation of costs for other services is based on estimated levels of usage, transactions or time incurred in providing the respective services.

   Income Taxes

   The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. Federal income tax expense or benefit reflected in the statutory statement of operations represents income taxes provided on income that is currently taxable, but excludes tax on net realized capital gains or losses.

   Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory book basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the statutory statement of operations, but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory book income, but not for taxable income. Capital gains and losses on certain related party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

   A net DTA or deferred tax liability ("DTL") is included in the statutory statement of admitted assets, liabilities and capital and surplus, which reflects the expected future tax consequences of temporary differences between the carrying values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTAs and DTLs is reflected in a separate component of unassigned surplus. Net DTAs are limited to their admissible amount according to SSAP No. 10R, "Income Taxes - Revised, a Temporary Replacement of SSAP No. 10" ("SSAP 10R").

   As discussed in Note 16, the Parent received income tax benefits from AIG relating to stock options exercised by its employees, which were subsequently contributed to the Company. Such benefits are recorded as contributed surplus with a corresponding increase to federal income taxes receivable.

   ACCOUNTING CHANGES

   SSAP No. 5R "Liabilities, Contingencies and Impairments of Assets"

   SSAP No. 5 "Liabilities, Contingencies and Impairments of Assets" ("SSAP 5") was revised ("SSAP 5R") effective January 1, 2011 to adopt Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 460, Guarantees, with modifications. These revisions require entities to record a liability it has undertaken in issuing a guarantee, even if the likelihood of having to make a payment under the guarantee is remote. These changes did not have a material impact on the Company's financial statutory statements.

   SSAP No. 35R "Guaranty Fund and Other Assessments"

   SSAP No. 35 "Guaranty Fund and Other Assessments" ("SSAP 35") was revised ("SSAP 35R") effective January 1, 2011 to adopt the GAAP guidance in ASC 405-30 (SOP 97-3) with some modifications. The revised SSAP modifies the requirement for recognizing liabilities for insurance related assessments. Under the new guidance the liability is not recognized until the event obligating the entity to pay a probable or imposed assessment has occurred. This impacts prospective-premium based guaranty fund assessments as the event that obligates the entity is the

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   writing of, or becoming obligated to write or renew the premiums on which future assessments are to be based. These revisions primarily affect property and casualty companies and did not have a material impact on the Company's statutory financial statements.

   SSAP No. 43R "Loan-Backed and Structured Securities"

   SSAP No. 43R "Loan-Backed and Structured Securities" ("SSAP 43R") was revised effective January 1, 2011 to require that gains and losses be bifurcated between IMR and AVR based on management's analysis, regardless of whether the gain or loss occurs due to a sale or a loss occurs due to OTTI.

   In addition, revisions to the definition of LBaSS has expanded the population of investments that are classified as LBaSS, including but not limited to pass-through securities, lease-backed securities, equipment trust certificates and credit tenant loans. These changes did not have a material impact on the Company's statutory financial statements.

   SSAP No. 10R "Income Taxes - Revised, A Temporary Replacement of SSAP No. 10"

   SSAP No. 10R, "Income Taxes - Revised, A Temporary Replacement of SSAP
   No. 10" ("SSAP 10R"), modifies two components of the admission calculation that may be utilized by certain reporting entities subject to RBC requirements that meet certain RBC thresholds: a) an up to three year reversal period for temporary differences instead of one year and b) 15% capital and surplus limit instead of 10%. Gross DTA are also subject to reduction by a valuation allowance if it is more likely than not that some portion or all of the gross DTA will not be realized. This guidance was originally temporarily effective for 2009 and interim and annual 2010 financial statements. Subsequent adopted revisions extending the SSAP 10R sunset clause through 2011 incorporated additional disclosures for tax-planning strategies. The increased amount in admitted DTA is separately reported in the special surplus funds of the statutory statements of admitted assets, liabilities and capital and surplus and in the incremental deferred tax assets line of statutory statement of changes in capital and surplus. See note 10 for further detail.

   SSAP No. 101 "Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10"

   Effective January 1, 2012, SSAP No. 101, "Income Taxes, A Replacement of SSAP No. 10R and SSAP No.10" ("SSAP 101"), states that statutory DTAs that are more likely than not to be realized are limited to: (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks that corresponds with the Internal Revenue Service ("IRS") tax loss carryback provisions but not to exceed three years for existing temporary differences that reverse by the end of the subsequent calendar year, plus (2) the lesser of the remaining gross DTA expected to be realized within three years of the balance sheet date or 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill provided the Company's end of year RBC is greater than 300 percent, plus (3) the amount of the remaining gross DTA that can be offset against existing gross DTLs taking into account the tax character of the DTAs and DTLs and the reversal pattern of the temporary differences. The cumulative effect of adopting this pronouncement is not expected to be material on the Company's financial statements at January 1, 2012.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   DIFFERENCES IN STATUTORY ACCOUNTING AND US GAAP ACCOUNTING

   The accompanying financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. These accounting practices vary in certain respects from US GAAP. The primary differences between NAIC SAP and US GAAP are as follows:

    a. Under NAIC SAP, investment in insurance subsidiaries are recorded based on the underlying audited statutory equity of the respective entity's financial statements, adjusted for unamortized goodwill, if applicable. Investments in non-insurance subsidiaries are recorded based upon the underlying US GAAP equity of a subsidiary with all undistributed earnings or losses shown as an unrealized gain or loss in unassigned surplus. Dividends received by the Company from its subsidiaries are recorded through net investment income. Under US GAAP, subsidiaries' financial statements are combined with the Company's financial statements through the consolidation accounting. All intercompany balances and transactions are eliminated under US GAAP. Dividends received by the Company from its subsidiaries reduce the Company's investment in the subsidiaries.

    b. Under NAIC SAP, certain assets designated as "non-admitted," principally a negative IMR, certain DTAs, EDP equipment, furniture and equipment, and prepaid expenses, are excluded from the accompanying statements of admitted assets, liabilities, and capital and surplus and are charged directly to unassigned surplus.

    c. Under NAIC SAP, the policy acquisition costs that vary with and are directly related to the acquisition of new business are expensed when incurred. Under US GAAP, acquisition costs related to life insurance and investment contracts to the extent recoverable from future gross profits, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins.

    d. Under NAIC SAP, reserves for fixed annuities and supplementary contracts with life contingencies are provided in accordance with CARVM. Under
       US GAAP, fixed annuities and supplementary contracts with life contingencies liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder.

    e. The separate accounts include non-unitized fixed annuity contracts that contain market value adjustment ("MVA") provisions issued in certain states. Under NAIC SAP, these contracts are accounted for in the separate account financial statements; under US GAAP, they are accounted for in the general account.

    f. Under NAIC SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carry backs for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within one year of the balance sheet date or 10 percent of the capital and surplus

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. For calendar years 2011 and 2010, these limitations have been expanded, at the election of the Company, to include existing temporary differences that reverse by the end of the subsequent three calendar years and 15 percent of the capital and surplus, as adjusted above. The Company has made the election for the calendar years 2011 and 2010. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded, and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized.

    g. Under NAIC SAP, income tax expense is based upon taxes currently payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits; under US GAAP, changes in deferred taxes are recorded in income tax expense.

    h. Under NAIC SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4 - 6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For US GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

    i. Under NAIC SAP, all single-class and multi-class mortgage-backed or other asset-backed securities (e.g., Collateralized Mortgage Obligations ("CMO"), Mortgage-backed Securities ("MBS") and ABS) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. For LBaSS, subsequent to July 1, 2009, if it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted estimated future cash flows. Bonds, other than LBaSS, that were other-than temporarily impaired, were written down to fair value. For US GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all fixed maturity securities, if it is determined that a decline in fair value is other than temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-credit portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

    j. Under NAIC SAP, when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus rather than being included as component of earnings as would be required under GAAP. If the impairment is other than temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under GAAP, valuation allowances would be established when the Company determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan's original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

    k. Under NAIC SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized gains or losses. Under US GAAP, these derivative instruments are accounted for at fair value with the changes in fair value recorded as realized gains or losses. Under US GAAP, fair value measurement for free standing derivatives incorporate either counterparty's credit risk for derivative assets or the Company's credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under STAT, non-performance risk (own credit-risk) totaling $132.6 million at December 31, 2011 was not reflected in the fair value calculations for derivative liabilities.

    l. Under NAIC SAP, the AVR is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, and other invested assets. Changes to the AVR are charged or credited directly to unassigned surplus. This is not required under US GAAP.

    m. Under NAIC SAP, the Company reports an IMR which represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed income investments, principally bonds and mortgage loans. Such gains or losses are amortized into income on a straight-line basis over the remaining period to maturity based on groupings of individual securities sold in five-year bands. Realized gains and losses are reported net of tax and transfers to the IMR, below net gain from operations. Under
       US GAAP, pretax realized gains and losses are reported as a component of total revenues, with related taxes included in taxes from operations.

    o. Under NAIC SAP, revenues for universal life and annuity policies containing mortality or morbidity risk considerations consist of the entire premium received, and benefits incurred consist of the total of death benefits paid and the change in policy reserves. Payments received on contracts that do not incorporate any mortality or morbidity risk considerations (deposit-type contracts) are credited directly to an appropriate liability for deposit-type contract accounts without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the statements of operations when

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       earned. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under US GAAP, premiums received in excess of policy charges would not be recognized as premium revenue, and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

    p. Under NAIC SAP, joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10%) or lacks control, were generally recorded based on the underlying audited US GAAP equity of the investee and undistributed income and capital gains are reported in surplus as unrealized gains or losses. Under US GAAP, joint ventures, partnerships and limited liability companies are carried at US GAAP equity or cost depending on the Company's ownership position and equity in earnings of partnerships carried at equity is recorded as investment income.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   A reconciliation of the Company's statutory net loss to GAAP net income for the years ended December 31, 2011 and 2010 is shown below.

                                                              2011     2010
  $ in millions                                             -------  -------
  Net loss as reported on a statutory basis                 $(1,068) $  (155)
  Deferred acquisition costs and other deferred expenses         --      (12)
  Reserves                                                       19       24
  Amortization of IMR                                            21       29
  Realized gains and losses transferred to IMR, net of tax       29       15
  Realized investment gains (losses)                          1,043       (1)
  Investment income (loss)                                      (25)      34
  Derivatives                                                    20     (241)
  Equity gain from limited partnerships                          16       30
  Gains of subsidiaries                                          40      242
  Deferred income taxes                                         (71)     483
  Current income taxes                                          (16)      45
  Other                                                          --        1
                                                            -------  -------
  Total adjustments                                           1,076      649
                                                            -------  -------
  Net income as reported on a GAAP basis                    $     8  $   494
                                                            =======  =======

   A reconciliation of the Company's statutory capital and surplus to GAAP shareholder's equity at December 31, 2011 and 2010 is as follows:

                                                             2011     2010
   $ in millions                                           -------  -------
   Capital and surplus as reported on a statutory basis    $ 2,907  $ 3,801
   Deferred acquisition costs and other deferred expenses      586    1,111
   Reserves                                                     18     (207)
   Separate Account CARVM adjustment                          (376)    (375)
   IMR                                                         (81)     (87)
   Realized losses transferred to IMR, net of tax              (18)    (103)
   Realized investment losses                                 (136)    (183)
   Derivatives                                                (370)    (109)
   Equity income from investments in subsidiaries               33       --
   Deferred income taxes                                       229        5
   Current income taxes                                        (38)     (60)
   Asset valuation reserve                                     510      492
   Non-admitted assets                                         167      492
   Unrealized gains (losses) on invested assets                (16)      53
   Other                                                         2        3
                                                           -------  -------
   Total adjustments                                           510    1,032
                                                           -------  -------
   Shareholder's equity reported on a GAAP basis           $ 3,417  $ 4,833
                                                           =======  =======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)


3. INVESTMENTS

   BONDS AND STOCKS

   The statement value, gross unrealized gains, gross unrealized losses and the estimated fair value of bonds and preferred stocks by major security type at December 31, 2011 are as follows:

                                                                    GROSS      GROSS
                                                        STATEMENT UNREALIZED UNREALIZED ESTIMATED
$ in millions                                             VALUE     GAINS      LOSSES   FAIR VALUE
                                                        --------- ---------- ---------- ----------
U.S. governments                                         $    21   $      3   $    --    $     24
All other governments                                         14         --        --          14
U.S. special revenue and special assessment obligation       852         26        (1)        877
Hybrid securities                                            182          2       (57)        127
Industrial & miscellaneous                                 5,225        195      (403)      5,017
Parent, subsidiaries and affiliates                          100          1        (6)         95
                                                         -------   --------   -------    --------
Total Bonds                                                6,394        227      (467)      6,154
Preferred Stocks                                              --          1        --           1
                                                         -------   --------   -------    --------
Total Bonds and Preferred Stocks                         $ 6,394   $    228   $  (467)   $  6,155
                                                         =======   ========   =======    ========

   The statement value, gross unrealized gains, gross unrealized losses and the estimated fair value of bonds and preferred stocks by major security type at December 31, 2010 are as follows:

                                                                    GROSS      GROSS
                                                        STATEMENT UNREALIZED UNREALIZED ESTIMATED
$ in millions                                             VALUE     GAINS      LOSSES   FAIR VALUE
                                                        --------- ---------- ---------- ----------
U.S. governments                                         $    24   $     --   $    --    $     24
All other governments                                          5         --        --           5
U.S. special revenue and special assessment obligation       235         28        --         263
Hybrid securities                                            234          4       (47)        191
Industrial & miscellaneous                                 4,688        193      (521)      4,360
Parent, subsidiaries and affiliates                          133          6       (14)        125
                                                         -------   --------   -------    --------
Total Bonds                                                5,319        231      (582)      4,968
Preferred Stocks                                              --          1        --           1
                                                         -------   --------   -------    --------
Total Bonds and Preferred Stocks                         $ 5,319   $    232   $  (582)   $  4,969
                                                         =======   ========   =======    ========

   At December 31, 2011 and 2010, bonds carried at amortized cost of $10.9 million and $13.9 million, respectively, were on deposit with regulatory authorities in accordance with statutory requirements.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The following items pertain to common stocks at December 31:

                                                   2011     2010
             $ in millions                       -------- --------
             Cost of affiliated common stocks    $  2,666 $  4,675
             Cost of unaffiliated common stocks        37       18
                                                 -------- --------
             Total cost of common stocks         $  2,703 $  4,693
                                                 ======== ========

   The following tables summarize the Company's gross unrealized losses, including amounts on NAIC 6 and 6* bonds/preferred stocks, and estimated fair values on investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010:

$ in millions                                             LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
                                                                      GROSS                 GROSS                 GROSS
                                                         ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
DECEMBER 31, 2011                                        FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
-----------------                                        ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                                          $    --         --         --         --         --         --
All other governments                                          10         --         --         --         10         --
U.S. special revenue and special assessment obligations       298         (1)        --         --        298         (1)
Hybrid securities                                               8         (1)        82        (56)        90        (57)
Industrial & miscellaneous                                    966        (49)     1,632       (419)     2,598       (468)
Parents, subsidiaries and affiliates                           65         (6)        --         --         65         (6)
                                                          -------     ------     ------     ------     ------     ------
Total Bonds                                                 1,347        (57)     1,714       (475)     3,061       (532)
Preferred Stocks                                               --         --         --         --         --         --
Total Bonds and Preferred Stocks Total                    $ 1,347        (57)     1,714       (475)     3,061       (532)
                                                          =======     ======     ======     ======     ======     ======

   As of December 31, 2011, the number of securities in an unrealized loss position was 398. Bonds comprised 394 of the total, of which 274 were in a continuous loss position greater than 12 months.

$ in millions                                             LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
                                                                      GROSS                 GROSS                 GROSS
                                                         ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
DECEMBER 31, 2010                                        FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
-----------------                                        ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                                          $    10         --         --         --         10         --
All other governments                                          --         --         --         --         --         --
U.S. special revenue and special assessment obligations        --         --         --         --         --         --
Hybrid securities                                              --         --        143        (47)       143        (47)
Industrial & miscellaneous                                    259        (14)     2,178       (614)     2,437       (628)
Parents, subsidiaries and affiliates                           69        (12)        11         (2)        80        (14)
                                                          -------     ------     ------     ------     ------     ------
Total Bonds                                                   338        (26)     2,332       (663)     2,670       (689)
Preferred Stocks                                               --         --         --         --         --         --
                                                          -------     ------     ------     ------     ------     ------
Total Bonds and Preferred Stocks                          $   338        (26)     2,332       (663)     2,670       (689)
                                                          =======     ======     ======     ======     ======     ======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   As of December 31, 2010, the number of securities in an unrealized loss position was 406. Bonds comprised 399 of the total, of which 352 were in a continuous loss position greater than 12 months.

   At December 31, 2011, the statement value and estimated fair value of bonds by expected maturity are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or repay obligations with or without call or prepayment penalties.

                                                  STATEMENT ESTIMATED
          $ in millions                             VALUE   FAIR VALUE
                                                  --------- ----------
          Due in one year or less                 $    121   $    121
          Due after one year through five years      1,391      1,385
          Due after five years through ten years       618        653
          Due after ten years                          257        295
          LBaSS                                      4,007      3,700
                                                  --------   --------
          Total                                   $  6,394   $  6,154
                                                  ========   ========

   Bonds in or near default as to payment of principal or interest had carrying values of $17.7 million and $55.5 million at December 31, 2011 and 2010, respectively, which are the NAIC market values.

   At December 31, 2011, the bond portfolio included $744.5 million of bonds (estimated fair value, $651.2 million) that were not rated investment-grade by the NAIC guidelines (categories 3-6). These bonds accounted for 5.4% of the Company's total assets and 5.5% of its invested assets. The Company's non-investment-grade portfolio, excluding structured securities, totaled $178.5 million and consisted of 53 issuers, with one issuer representing 14% and two issuers representing 11% of the total non-investment-grade portfolio, excluding structured securities. These non-investment-grade securities are comprised of bonds spanning 10 industries, with 24% of these assets concentrated in consumer non-cyclical, 23% in consumer cyclical, 16% in utilities and 15% in communications. No other industry concentration constituted more than 10% of these assets.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   At December 31, 2011, the Company's investment portfolio contained the following investments that individually exceeded 10% of the Company's total capital and surplus:

                                                           STATEMENT
                                                          VALUE AS A
                                                  2011       % OF
           $ in millions                        STATEMENT CAPITAL AND
           INVESTMENTS                            VALUE     SURPLUS
           -----------                          --------- -----------
           Common stocks (affiliated):
           SAAL                                 $    814         28%
           SAII                                 $  1,167         40%

           Other Invested Assets (affiliated):
           SAAH LLC                             $    580         20%

   Individually, these investments did not exceed 10% of the Company's admitted assets.

   At December 31, 2010, the Company's investment portfolio contained the following investments that individually exceeded 10% of the Company's total capital and surplus:

                                                           STATEMENT
                                                          VALUE AS A
                                                  2010       % OF
           $ in millions                        STATEMENT CAPITAL AND
           INVESTMENTS                            VALUE     SURPLUS
           -----------                          --------- -----------
           Common stocks (affiliated):
           SAAL                                 $    834         22%
           SAII                                 $  1,393         37%
           FSA                                  $    746         20%
           Other Invested Assets (affiliated):
           SAAH LLC                             $    646         17%

   Individually, these investments did not exceed 10% of the Company's admitted assets.

   LBaSS

   The Company determines fair value based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations ("CDOs") are priced by approved commercial pricing vendors and broker-dealer quotations. A small portion of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management's judgments.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The fair value and statement value of the Company's LBaSS as of December 31, 2011 and 2010 were as follows:

                                     2011         2011
                   $ in millions  FAIR VALUE STATEMENT VALUE
                                  ---------- ---------------
                      LBaSS       $    3,700   $    4,007

                                     2010         2010
                   $ in millions  FAIR VALUE STATEMENT VALUE
                                  ---------- ---------------
                      LBaSS       $    2,718   $    3,101

   Prepayment assumptions for single class, multi-class mortgage-backed and asset-backed securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

   At December 31, 2011 and 2010, the Company had exposure to a variety of LBaSS including - but not limited to - RMBS, CMBS and CDOs. These securities could have significant concentrations of credit risk by country, geography, property type, servicer or other characteristics. As part of its quarterly surveillance process, the Company takes into account many of these characteristics in making its assessment of OTTI.

   At December 31, 2011 and 2010, the Company did not have any impaired (fair value less than carrying value) LBaSS for which an OTTI should be recognized due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

   At December 31, 2011, the Company held the following LBaSS for which it had recognized non-interest related OTTI:

           BOOK/ADJUSTED                                                        DATE OF
           CARRYING VALUE                                                       FINANCIAL
           AMORTIZED COST PRESENT VALUE                                         STATEMENT
           BEFORE CURRENT OF PROJECTED  RECOGNIZED AMORTIZED COST FAIR VALUE AT  WHERE
CUSIP       PERIOD OTTI    CASH FLOWS      OTTI      AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- ---------- -------------- ------------- ---------
04541GQZ8   $ 1,703,569    $ 1,143,882  $  559,687  $ 1,143,882    $   194,602  4Q 2009
04541GRA2       147,056        120,781      26,275      120,781        236,639  4Q 2009
05948KHY8       360,877        300,419      60,458      300,419        158,803  4Q 2009
05948KHZ5       151,079         38,425     112,654       38,425        113,000  4Q 2009
05951EAC1     7,134,625      7,120,754      13,871    7,120,754      5,701,493  4Q 2009
059522BA9    95,667,624     93,649,846   2,017,778   93,649,846     62,034,766  4Q 2009
059522BG6    17,030,143     16,970,733      59,409   16,970,733     11,981,753  4Q 2009
07383UGB5    19,520,710     18,865,323     655,387   18,865,323     12,241,906  4Q 2009
07383UGC3       248,925        102,083     146,842      102,083            514  4Q 2009
07383UGD1        18,506         12,727       5,779       12,727            139  4Q 2009
07387UFE6    44,770,703     40,713,799   4,056,904   40,713,799     32,300,316  4Q 2009
1248M5AJ7       470,512        350,399     120,113      350,399        105,000  4Q 2009
12498FAC4     4,076,052      3,248,364     827,688    3,248,364        720,000  4Q 2009

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
126673W65   $ 2,653,618    $ 2,342,587    $   311,031    $ 2,342,587    $   302,174   4Q 2009
12667FHZ1     3,711,775      3,442,092        269,683      3,442,092      1,273,403   4Q 2009
12669FTC7     3,135,558      2,879,056        256,502      2,879,056      2,254,487   4Q 2009
12669FTD5       299,294         92,840        206,454         92,840        314,630   4Q 2009
161546HK5       943,594        919,643         23,951        919,643         92,981   4Q 2009
17180HAA6     7,095,713      6,633,825        461,888      6,633,825      1,250,000   4Q 2009
17180HAD0    10,093,568      4,837,133      5,256,435      4,837,133        875,000   4Q 2009
25150VAC0    95,034,369     85,254,853      9,779,516     85,254,853     45,029,990   4Q 2009
25151UAD9    29,821,874     29,609,622        212,252     29,609,622     20,051,660   4Q 2009
25151YAB5    72,600,475     70,790,166      1,810,309     70,790,166     60,063,067   4Q 2009
26440VAB0       391,465        356,200         35,265        356,200        356,000   4Q 2009
31359UPX7     1,815,552      1,752,002         63,550      1,752,002      1,211,558   4Q 2009
32051GHQ1       134,839        107,840         26,999        107,840         93,623   4Q 2009
32051GLV5     3,080,560      1,690,277      1,390,283      1,690,277        408,516   4Q 2009
32055GAE1     3,293,928      3,242,970         50,958      3,242,970      2,815,848   4Q 2009
36185MDS8     6,532,914      6,410,291        122,623      6,410,291      5,284,754   4Q 2009
36242DA60    11,313,046     10,299,195      1,013,851     10,299,195      5,054,772   4Q 2009
39538WAJ7     7,499,609      6,286,029      1,213,580      6,286,029        116,479   4Q 2009
43037QAC3     9,861,743      9,772,910         88,833      9,772,910      6,000,000   4Q 2009
45254NKB2     1,654,061      1,633,261         20,800      1,633,261        502,521   4Q 2009
45254NKC0     1,034,983        465,989        568,994        465,989        345,187   4Q 2009
45662FAD2    32,742,897     32,108,261        634,635     32,108,261     24,232,657   4Q 2009
542514KC7     4,038,752      3,587,855        450,897      3,587,855        603,789   4Q 2009
57643LNV4    11,713,997     10,741,639        972,358     10,741,639      4,353,760   4Q 2009
61744CNW2        33,741         28,012          5,729         28,012         88,110   4Q 2009
61744CNX0        20,724         17,330          3,394         17,330         55,144   4Q 2009
65535VJU3     1,437,659      1,391,143         46,516      1,391,143        343,134   4Q 2009
65535VJV1        65,233         23,172         42,061         23,172         42,260   4Q 2009
67571MAC3    20,145,538     19,896,219        249,319     19,896,219     13,202,700   4Q 2009
67606FAA1    13,705,353        776,000     12,929,353        776,000        776,000   4Q 2009
691215BB2    10,212,677     10,188,436         24,241     10,188,436      1,325,931   4Q 2009
691215BC0     1,718,195      1,596,733        121,462      1,596,733        323,529   4Q 2009
74951PDS4    23,529,376     22,259,245      1,270,131     22,259,245      6,300,212   4Q 2009
76111XGJ6       866,824        573,300        293,524        573,300        593,495   4Q 2009
785778DU2     4,690,747      4,657,059         33,688      4,657,059      1,823,556   4Q 2009
80384AAA3     1,129,908      1,008,470        121,437      1,008,470         68,324   4Q 2009
805564PQ8       986,110        919,866         66,244        919,866        197,570   4Q 2009
83611MGW2    10,000,594      9,958,810         41,784      9,958,810        324,551   4Q 2009
83611MGX0     6,257,303      5,053,104      1,204,199      5,053,104        163,683   4Q 2009
83611MGY8     4,959,404      3,151,164      1,808,240      3,151,164        138,339   4Q 2009
863579L63    15,840,164     15,749,443         90,720     15,749,443      9,754,138   4Q 2009
863579LH9     4,775,259      3,588,264      1,186,995      3,588,264        782,920   4Q 2009
863579LM8       148,916        126,427         22,489        126,427        126,427   4Q 2009
863579PA0     1,203,816        801,090        402,726        801,090         58,207   4Q 2009
881561RR7    19,500,000     18,345,756      1,154,244     18,345,756      1,025,308   4Q 2009
92922F3S5       755,106        398,953        356,152        398,953        519,421   4Q 2009
93936LAA5    26,997,975     19,340,867      7,657,109     19,340,867     19,784,245   4Q 2009

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
94981QAZ1   $  5,940,248  $  5,590,665    $   349,582    $  5,590,665  $  1,482,690   4Q 2009
            ------------  ------------    -----------    ------------  ------------
Total       $686,719,435  $623,333,599    $63,385,831    $623,333,599  $367,975,681
            ------------  ------------    -----------    ------------  ------------
000759BW9   $  1,070,997  $    919,373    $   151,624    $    919,373  $    689,350   1Q 2010
03072SQ65      6,000,369     3,300,852      2,699,517       3,300,852       283,165   1Q 2010
04541GQY1     10,982,597     9,854,698      1,127,900       9,854,698     4,208,152   1Q 2010
04541GQZ8      1,198,490       735,642        462,848         735,642       569,896   1Q 2010
05948KHY8        291,555       256,029         35,526         256,029       158,533   1Q 2010
05949ACH1        999,788       625,144        374,644         625,144       451,263   1Q 2010
05951EAC1      6,976,186     6,901,046         75,140       6,901,046     5,537,807   1Q 2010
07384YPC4     14,645,334    13,749,932        895,402      13,749,932     9,233,689   1Q 2010
073879BB3      4,118,198     3,472,801        645,396       3,472,801     1,081,665   1Q 2010
1248M5AJ7        350,399       216,923        133,476         216,923        87,500   1Q 2010
12497PAD1         32,276            --         32,276              --       265,143   1Q 2010
12498FAC4      3,329,028     2,093,952      1,235,076       2,093,952       540,000   1Q 2010
12629RAE6      5,766,551     5,542,926        223,625       5,542,926     3,540,000   1Q 2010
126671V37        135,649       117,240         18,409         117,240        20,674   1Q 2010
126673W65      2,346,265     1,665,708        680,558       1,665,708       570,039   1Q 2010
12669ELU8        827,383       419,528        407,855         419,528       577,383   1Q 2010
12669FTC7      2,866,232     2,839,482         26,750       2,839,482     2,266,947   1Q 2010
15132EGX0        449,331       362,437         86,894         362,437       364,272   1Q 2010
161546HK5        925,666       751,196        174,469         751,196        89,708   1Q 2010
26440VAB0        357,025        27,805        329,220          27,805            --   1Q 2010
26440VAC8        159,096        26,896        132,200          26,896            --   1Q 2010
31359UPW9      4,265,543     4,034,694        230,850       4,034,694     3,531,931   1Q 2010
31359UPX7      1,713,460     1,188,727        524,733       1,188,727     1,191,011   1Q 2010
32051GHP3      4,368,811     3,229,365      1,139,446       3,229,365       708,052   1Q 2010
32051GHQ1        211,069        96,225        114,844          96,225        73,042   1Q 2010
32051GLV5      2,386,851     1,429,747        957,104       1,429,747       528,252   1Q 2010
33736EAE1      2,499,976     2,413,973         86,003       2,413,973     1,519,500   1Q 2010
36242DA60     13,704,000     8,718,015      4,985,985       8,718,015     5,128,974   1Q 2010
39538WAH1     11,687,135    10,500,369      1,186,766      10,500,369       576,654   1Q 2010
39538WAJ7      6,572,912     3,475,664      3,097,248       3,475,664       159,635   1Q 2010
39539FAC8     65,226,898    61,504,980      3,721,918      61,504,980    35,556,920   1Q 2010
396782CZ5        109,552       108,188          1,364         108,188        75,051   1Q 2010
437084AW6      4,363,001     4,123,075        239,926       4,123,075     2,004,168   1Q 2010
45578WAE6     12,221,873    11,476,033        745,840      11,476,033    11,009,680   1Q 2010
542514KC7      3,645,436     3,048,370        597,066       3,048,370       607,726   1Q 2010
65535VJU3      1,393,151     1,248,873        144,278       1,248,873       231,359   1Q 2010
65535VJV1         23,172        21,905          1,267          21,905         6,562   1Q 2010
675748AE7      9,906,302     6,791,129      3,115,173       6,791,129     6,224,920   1Q 2010
675748AF4     13,832,362     5,717,474      8,114,889       5,717,474     5,283,216   1Q 2010
691215BC0      1,613,257       412,768      1,200,489         412,768       312,864   1Q 2010
74951PDS4     22,167,828    11,606,988     10,560,840      11,606,988     5,501,474   1Q 2010
76110HBE8      2,289,541     1,926,955        362,586       1,926,955     1,643,861   1Q 2010
76110HCH0      2,016,228     1,792,686        223,541       1,792,686     1,766,844   1Q 2010
76111XGJ6        564,640       207,137        357,503         207,137       524,879   1Q 2010

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
785778DU2   $  4,452,052  $  3,687,819    $   764,233    $  3,687,819  $  1,631,518   1Q 2010
80384AAA3      1,000,503       752,711        247,792         752,711       166,636   1Q 2010
805564PQ8        933,539       552,326        381,213         552,326       273,345   1Q 2010
83611MGW2      9,959,415     9,859,600         99,815       9,859,600       483,583   1Q 2010
83611MGX0      5,089,227     2,897,672      2,191,555       2,897,672       270,595   1Q 2010
83611MGY8      3,208,221     1,657,737      1,550,484       1,657,737       372,465   1Q 2010
863579LH9      3,599,600       837,210      2,762,390         837,210       954,329   1Q 2010
863579PA0        699,563       197,353        502,209         197,353        49,734   1Q 2010
881561RR7     19,500,000    14,071,727      5,428,274      14,071,727       955,837   1Q 2010
88157JAA2     36,804,032    36,369,187        434,845      36,369,187    34,890,411   1Q 2010
92922F3S5        398,939       246,966        151,973         246,966       485,859   1Q 2010
94974SAH6        703,181       667,919         35,262         667,919       381,328   1Q 2010
94986DAA0      1,806,522     1,768,536         37,986       1,768,536     1,647,742   1Q 2010
963293AE5      6,639,400       660,375      5,979,026         660,375     1,527,062   1Q 2010
            ------------  ------------    -----------    ------------  ------------
Total       $345,405,607  $273,180,088    $72,225,521    $273,180,088  $158,792,205
            ------------  ------------    -----------    ------------  ------------
04541GQY1   $  9,922,631  $  8,951,922    $   970,708    $  8,951,922  $  4,297,784   2Q 2010
04541GQZ8        738,278       577,014        161,264         577,014       546,855   2Q 2010
05949ACG3      1,851,915     1,728,026        123,889       1,728,026     1,047,252   2Q 2010
05949ACH1        610,539       181,330        429,208         181,330       493,990   2Q 2010
05949AFN5      1,165,886       996,123        169,764         996,123       760,090   2Q 2010
07384YPC4     13,802,554    13,695,059        107,495      13,695,059     9,511,046   2Q 2010
073879BB3      3,533,599     3,201,147        332,452       3,201,147     1,111,721   2Q 2010
1248M5AJ7        216,923            --        216,923              --           700   2Q 2010
12498FAC4      2,096,303     1,617,024        479,279       1,617,024       480,000   2Q 2010
12513EAS3      2,953,755     1,852,584      1,101,171       1,852,584       725,740   2Q 2010
126671V37        120,818       120,446            371         120,446        21,743   2Q 2010
12669ELU8        408,229       212,064        196,166         212,064       600,213   2Q 2010
15132EGW2        913,586       874,460         39,126         874,460       774,254   2Q 2010
15132EGX0        356,792        82,900        273,892          82,900       366,560   2Q 2010
17180HAA6      6,863,935     6,311,813        552,122       6,311,813     1,250,000   2Q 2010
25150VAC0     74,029,577    72,884,618      1,144,960      72,884,618    39,032,225   2Q 2010
26440VAB0         27,805            --         27,805              --            --   2Q 2010
26440VAC8         26,896            --         26,896              --            --   2Q 2010
31359UPW9      3,954,423     3,906,807         47,617       3,906,807     4,050,625   2Q 2010
31359UPX7      1,175,267     1,074,733        100,534       1,074,733     1,194,010   2Q 2010
32051GHP3      3,251,936     2,268,409        983,528       2,268,409       765,710   2Q 2010
32051GHQ1         96,147        74,911         21,236          74,911        62,938   2Q 2010
32051GLV5      1,016,434       622,329        394,105         622,329       398,418   2Q 2010
33736EAE1      2,418,532     2,368,750         49,782       2,368,750     1,522,250   2Q 2010
36185MDS8      6,082,625     6,048,075         34,550       6,048,075     5,413,763   2Q 2010
39538WAH1     10,627,351     3,727,067      6,900,284       3,727,067       615,908   2Q 2010
39538WAJ7      3,509,164       118,501      3,390,663         118,501       160,273   2Q 2010
396782CY8         81,222        72,308          8,914          72,308        74,654   2Q 2010
396782CZ5         94,906        52,927         41,979          52,927        86,630   2Q 2010
437084AW6      3,748,481     3,689,615         58,866       3,689,615     2,026,762   2Q 2010
45578WAE6      7,789,758     7,378,351        411,407       7,378,351     7,399,992   2Q 2010

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
57643LNV4   $ 10,807,586  $ 10,392,619    $   414,967    $ 10,392,619  $  4,779,608   2Q 2010
675748AE7      7,032,196     6,212,348        819,848       6,212,348     5,298,148   2Q 2010
675748AF4      5,691,534     4,501,428      1,190,106       4,501,428     3,550,938   2Q 2010
74951PDS4     11,263,509     4,295,020      6,968,489       4,295,020     4,976,938   2Q 2010
76110HBE8      1,862,844     1,775,055         87,789       1,775,055     1,630,341   2Q 2010
76110HCH0      1,713,196     1,665,920         47,275       1,665,920     1,706,218   2Q 2010
785778DU2      3,564,222     2,180,088      1,384,134       2,180,088     1,547,619   2Q 2010
80384AAA3        749,908       557,921        191,987         557,921        98,367   2Q 2010
863579LM8        126,015       124,596          1,419         124,596       184,644   2Q 2010
88157JAA2     33,563,102    33,423,656        139,446      33,423,656    32,731,866   2Q 2010
92922F3S5        248,667       172,914         75,753         172,914       431,901   2Q 2010
92990GAA1      4,708,989     4,664,910         44,080       4,664,910     4,220,238   2Q 2010
94974SAH6        648,833       635,134         13,698         635,134       381,423   2Q 2010
94979TAG1      1,627,005     1,626,165            841       1,626,165       761,556   2Q 2010
            ------------  ------------    -----------    ------------  ------------
Total       $247,093,873  $216,917,087    $30,176,788    $216,917,087  $147,091,911
            ------------  ------------    -----------    ------------  ------------
000759BW9   $    885,416  $    836,767    $    48,649    $    836,767  $    684,304   3Q 2010
03072SQ57      9,437,992     4,501,275      4,936,718       4,501,275       505,215   3Q 2010
03072SQ65      3,344,765     1,996,170      1,348,595       1,996,170       195,708   3Q 2010
04541GQY1      9,048,756     8,721,674        327,082       8,721,674     4,515,645   3Q 2010
05949ACH1        177,989       164,734         13,255         164,734       485,927   3Q 2010
05951EAC1      6,492,667     6,105,761        386,906       6,105,761     5,257,541   3Q 2010
059522BA9     86,326,335    83,829,494      2,496,841      83,829,494    70,825,867   3Q 2010
059522BC5     26,425,721    25,346,773      1,078,948      25,346,773    24,729,970   3Q 2010
059522BG6     15,751,949    13,899,703      1,852,247      13,899,703    12,762,035   3Q 2010
07383UGB5     17,553,312    12,944,479      4,608,833      12,944,479    12,744,571   3Q 2010
07384YPC4     13,776,585    12,790,057        986,528      12,790,057    10,306,536   3Q 2010
073879BB3      3,254,898     3,227,836         27,062       3,227,836     1,134,008   3Q 2010
12498FAC4      1,625,010     1,154,760        470,250       1,154,760       600,000   3Q 2010
12629RAE6      5,553,656     5,357,928        195,728       5,357,928     3,780,000   3Q 2010
12667FHZ1      3,306,128     3,231,928         74,201       3,231,928     1,334,336   3Q 2010
12667G5S8     15,430,658    14,652,686        777,972      14,652,686    11,813,441   3Q 2010
12669E2X3      1,847,159     1,818,225         28,933       1,818,225     1,073,592   3Q 2010
12669FBW2     12,334,838    11,631,942        702,896      11,631,942     6,295,423   3Q 2010
12669FTC7      2,818,365     2,608,066        210,299       2,608,066     2,483,683   3Q 2010
17180HAA6      6,342,794     2,431,988      3,910,806       2,431,988     1,250,000   3Q 2010
25150VAC0     67,535,426    60,134,891      7,400,535      60,134,891    47,453,234   3Q 2010
25151UAD9     26,939,923    25,277,591      1,662,332      25,277,591    19,572,715   3Q 2010
25151YAB5     72,722,548    72,667,838         54,710      72,667,838    71,074,749   3Q 2010
31359UPW9      3,800,126     3,709,965         90,161       3,709,965     4,010,813   3Q 2010
31359UPX7      1,053,690       984,384         69,306         984,384     1,175,514   3Q 2010
32051GHQ1         74,851        66,798          8,053          66,798        50,115   3Q 2010
32051GLV5        625,017       461,169        163,848         461,169       324,711   3Q 2010
32055GAE1      2,914,685     2,693,875        220,810       2,693,875     2,845,011   3Q 2010
33736EAE1      2,385,913     2,282,678        103,236       2,282,678     1,864,250   3Q 2010
33736TAD0      2,022,036     1,976,528         45,508       1,976,528     1,344,600   3Q 2010
36185MDS8      5,906,624     5,806,098        100,525       5,806,098     5,443,164   3Q 2010

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
39538WAJ7   $    118,501  $     83,400    $    35,101    $     83,400  $    106,000   3Q 2010
39539FAC8     62,618,725    61,781,230        837,495      61,781,230    57,284,475   3Q 2010
396782CY8         71,729        68,501          3,228          68,501        73,307   3Q 2010
43037QAC3      9,977,861     9,969,750          8,111       9,969,750     6,900,000   3Q 2010
437084AW6      2,960,399     2,749,617        210,782       2,749,617     2,036,318   3Q 2010
45578WAE6      7,521,065     7,336,942        184,123       7,336,942     7,540,626   3Q 2010
45662FAD2     27,523,839    27,128,221        395,618      27,128,221    25,126,953   3Q 2010
48600RAC7      8,774,874     8,316,360        458,514       8,316,360     6,900,000   3Q 2010
57643LNV4     10,384,787     9,561,044        823,743       9,561,044     4,957,848   3Q 2010
59020UFA8      2,190,082     2,049,483        140,599       2,049,483       756,141   3Q 2010
65535VJU3      1,268,461     1,214,055         54,406       1,214,055       216,899   3Q 2010
66858XAJ0      1,728,298     1,525,720        202,578       1,525,720     1,172,000   3Q 2010
675748AE7      6,234,785     5,639,307        595,478       5,639,307     5,023,765   3Q 2010
675748AF4      4,541,302     3,499,805      1,041,497       3,499,805     2,690,605   3Q 2010
691215BB2     10,279,520    10,242,366         37,154      10,242,366     1,733,602   3Q 2010
74951PDS4      4,224,323     2,667,472      1,556,851       2,667,472     2,667,472   3Q 2010
7609853F6      2,427,392     2,228,372        199,020       2,228,372       583,699   3Q 2010
76110HBE8      1,731,055     1,447,705        283,350       1,447,705     1,620,555   3Q 2010
78386NDF3      1,940,113     1,419,588        520,525       1,419,588     1,507,018   3Q 2010
805564PQ8        563,109       481,461         81,649         481,461       244,358   3Q 2010
83611MGW2      9,966,145     6,443,490      3,522,655       6,443,490       666,690   3Q 2010
83611MGX0      2,981,423     1,461,528      1,519,895       1,461,528       333,528   3Q 2010
83611MGY8      1,638,778       346,895      1,291,883         346,895       280,421   3Q 2010
863579L63     15,277,138    14,036,184      1,240,954      14,036,184    12,287,457   3Q 2010
863579PA0        133,612       104,509         29,103         104,509        34,929   3Q 2010
86358RZB6      1,698,027     1,087,817        610,210       1,087,817     1,002,258   3Q 2010
86359AET6      7,589,977     7,224,073        365,903       7,224,073     6,464,418   3Q 2010
881561RR7     14,535,177    11,280,594      3,254,583      11,280,594     1,025,232   3Q 2010
88156PAY7     40,449,693    39,265,226      1,184,467      39,265,226    29,078,977   3Q 2010
88157JAA2     30,827,482    28,683,469      2,144,013      28,683,469    28,683,469   3Q 2010
92990GAA1      4,531,884     4,242,061        289,822       4,242,061     4,137,068   3Q 2010
94979TAG1      1,547,449     1,503,993         43,456       1,503,993       744,455   3Q 2010
94981QAZ1      5,596,162     5,240,541        355,621       5,240,541     1,339,326   3Q 2010
94986DAA0      1,633,839     1,597,602         36,237       1,597,602     1,597,602   3Q 2010
            ------------  ------------    -----------    ------------  ------------
Total       $733,202,838  $675,242,442    $57,960,397    $675,242,442  $544,754,149
            ------------  ------------    -----------    ------------  ------------
03072SQ40   $ 10,050,165  $    306,990    $ 9,743,175    $    306,990  $  1,183,810   4Q 2010
03072SQ57      4,528,577       206,000      4,322,576         206,000       597,113   4Q 2010
03072SQ65      2,004,140       117,696      1,886,444         117,696       211,380   4Q 2010
04541GQY1      8,832,914     8,510,457        322,457       8,510,457     4,900,454   4Q 2010
05948KHY8        230,482       200,860         29,622         200,860       151,049   4Q 2010
05949ACG3      1,591,509     1,335,534        255,975       1,335,534       972,614   4Q 2010
059522BA9     81,758,444    79,183,191      2,575,253      79,183,191    66,806,607   4Q 2010
059522BC5     23,737,637    23,603,605        134,033      23,603,605    22,313,949   4Q 2010
07383UGB5     12,648,441    11,567,281      1,081,160      11,567,281    11,567,281   4Q 2010
07383UGC3        131,451        60,393         71,058          60,393           465   4Q 2010
07384YPC4     12,914,073    12,628,616        285,457      12,628,616    10,498,365   4Q 2010

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
073914C43   $    132,766  $    118,442    $    14,324    $    118,442  $     93,390   4Q 2010
126673W65      1,683,694       408,537      1,275,156         408,537       734,646   4Q 2010
12667FHZ1      3,143,169     2,705,486        437,682       2,705,486     1,290,555   4Q 2010
12667G5S8     14,041,619    13,592,352        449,267      13,592,352    11,404,128   4Q 2010
12669FBW2     11,625,438    11,420,426        205,012      11,420,426     6,373,228   4Q 2010
161546HE9      6,638,901     6,266,705        372,196       6,266,705     3,467,526   4Q 2010
25150VAC0     57,490,894    49,008,202      8,482,692      49,008,202    46,530,583   4Q 2010
25151UAD9     24,659,999    22,774,712      1,885,287      22,774,712    19,622,597   4Q 2010
25151YAB5     73,562,288    72,789,643        772,645      72,789,643    73,534,315   4Q 2010
32051GHP3      2,283,931       357,182      1,926,749         357,182       713,861   4Q 2010
32051GLV5        460,081       272,477        187,605         272,477       330,222   4Q 2010
33736EAE1      2,304,668     2,290,750         13,918       2,290,750     2,024,000   4Q 2010
39538WAH1      3,863,363       209,315      3,654,048         209,315       459,401   4Q 2010
437084AW6      2,199,715     2,137,551         62,164       2,137,551     1,722,961   4Q 2010
45578WAE6      7,289,981     7,206,386         83,595       7,206,386     7,463,339   4Q 2010
45662FAD2     24,711,314    24,701,987          9,328      24,701,987    22,729,368   4Q 2010
48600RAC7      8,431,877     8,390,580         41,297       8,390,580     7,900,000   4Q 2010
57643LNV4      9,604,764     9,214,985        389,779       9,214,985     5,624,879   4Q 2010
59020UFA8      2,034,380     1,971,516         62,864       1,971,516       757,838   4Q 2010
65535VJU3      1,230,027     1,195,251         34,776       1,195,251       578,397   4Q 2010
675748AE7      5,579,748     4,617,886        961,862       4,617,886     4,980,072   4Q 2010
675748AF4      3,496,819     2,573,449        923,371       2,573,449     2,686,093   4Q 2010
74951PDS4      2,623,404     2,543,446         79,958       2,543,446     2,543,446   4Q 2010
7609853F6      2,221,669       489,709      1,731,960         489,709       576,275   4Q 2010
76110HBE8      1,398,663     1,079,063        319,600       1,079,063     1,546,438   4Q 2010
76110HCH0      1,493,235     1,491,258          1,977       1,491,258     1,510,586   4Q 2010
76110WMW3     13,712,458    12,877,252        835,205      12,877,252     8,190,896   4Q 2010
80384AAA3        563,626       396,671        166,955         396,671       504,886   4Q 2010
83611MDJ4      3,338,399     2,798,340        540,059       2,798,340     1,018,390   4Q 2010
83611MGV4     13,141,663     1,180,075     11,961,588       1,180,075     1,180,075   4Q 2010
83611MGW2      6,470,989       286,780      6,184,209         286,780       825,160   4Q 2010
83611MGX0      1,234,279       168,480      1,065,799         168,480       371,312   4Q 2010
83611MGY8        335,100       201,253        133,847         201,253       288,956   4Q 2010
863579L63     13,361,082    13,144,235        216,847      13,144,235    11,360,594   4Q 2010
863579LM8        124,128       118,996          5,132         118,996       152,308   4Q 2010
88156PAY7     38,293,211    37,864,416        428,796      37,864,416    27,856,291   4Q 2010
88157JAA2     26,648,369    26,286,463        361,905      26,286,463    26,599,544   4Q 2010
92922F3S5        174,474       146,512         27,962         146,512       226,880   4Q 2010
92990GAA1      4,139,836     4,094,286         45,550       4,094,286     4,146,738   4Q 2010
94979TAG1      1,475,464     1,368,141        107,323       1,368,141       730,507   4Q 2010
94981QAZ1      5,249,121     4,933,652        315,469       4,933,652     1,311,930   4Q 2010
            ------------  ------------    -----------    ------------  ------------
Total       $560,896,439  $493,413,471    $67,482,968    $493,413,471  $431,165,698
            ------------  ------------    -----------    ------------  ------------
161546HE9   $  6,273,655  $  5,887,509    $   386,145    $  5,887,509  $  3,539,904   1Q 2011
05948XSC6      2,540,169     2,534,468          5,701       2,534,468     2,237,636   1Q 2011
05948XSD4      1,455,576     1,447,682          7,894       1,447,682     1,223,782   1Q 2011
05949AFM7      1,747,348     1,718,532         28,817       1,718,532     1,364,491   1Q 2011

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
126673W65   $    405,402  $    202,391    $   203,010    $    202,391  $    809,800   1Q 2011
12667FHZ1      2,653,417     2,330,884        322,533       2,330,884     2,059,763   1Q 2011
45578WAE6      7,399,500     6,823,692        575,808       6,823,692     7,579,051   1Q 2011
65535VJU3      1,211,799     1,210,946            853       1,210,946       578,397   1Q 2011
7609853F6        459,532       201,659        257,872         201,659       577,952   1Q 2011
80384AAA3        387,085       286,600        100,484         286,600       583,861   1Q 2011
83611MDJ4      2,841,747     1,932,650        909,097       1,932,650     1,040,240   1Q 2011
83611MGV4      1,156,094     1,123,766         32,328       1,123,766     1,123,766   1Q 2011
88157JAA2     25,394,317    25,237,323        156,994      25,237,323    25,629,781   1Q 2011
12667G5S8     13,384,595    12,961,070        423,525      12,961,070    12,059,102   1Q 2011
57643LNV4      9,188,995     8,859,262        329,733       8,859,262     5,498,350   1Q 2011
76110WMW3     12,853,533    12,347,897        505,636      12,347,897     8,212,555   1Q 2011
03072SK20     13,327,089     5,475,761      7,851,328       5,475,761     4,172,385   1Q 2011
03072SPL3      1,186,726       781,068        405,657         781,068       416,218   1Q 2011
04541GTP7      5,024,215     2,551,805      2,472,410       2,551,805     1,462,170   1Q 2011
07384YPN0      3,719,714     3,703,259         16,455       3,703,259     3,477,078   1Q 2011
073879BB3      3,328,064     2,409,796        918,268       2,409,796     1,303,523   1Q 2011
12513EAS3      1,890,237     1,563,923        326,314       1,563,923     1,771,441   1Q 2011
12629RAE6      5,439,969     5,360,250         79,719       5,360,250     5,409,000   1Q 2011
126342GE8        204,491       181,783         22,708         181,783        95,544   1Q 2011
15132EGW2        732,330       613,857        118,473         613,857       647,654   1Q 2011
152314JZ4      1,263,826     1,012,476        251,349       1,012,476       263,490   1Q 2011
161546HK5        801,851       543,117        258,734         543,117       194,216   1Q 2011
17180HAA6      2,579,479     2,182,750        396,729       2,182,750       375,000   1Q 2011
225458JE9      2,022,926     1,996,202         26,724       1,996,202       269,006   1Q 2011
36242DA60      9,292,093     7,745,160      1,546,933       7,745,160     6,060,435   1Q 2011
43037QAC3      9,988,877     9,861,420        127,457       9,861,420     6,900,000   1Q 2011
45254NKA4      1,089,087       903,116        185,971         903,116       454,512   1Q 2011
45254NKB2      1,429,549     1,231,464        198,085       1,231,464       662,422   1Q 2011
542514KC7      3,253,324     2,167,855      1,085,469       2,167,855     1,811,265   1Q 2011
68383NCT8     43,021,604    39,507,084      3,514,520      39,507,084    13,025,196   1Q 2011
68389FHU1      5,034,230     2,138,435      2,895,795       2,138,435     2,557,715   1Q 2011
691215BB2     10,402,357     9,773,114        629,243       9,773,114     2,517,980   1Q 2011
7609853E9      5,329,646     1,963,518      3,366,128       1,963,518     2,127,175   1Q 2011
76110HJK6     11,691,770    11,142,453        549,317      11,142,453     8,628,391   1Q 2011
805564PQ8        439,261       387,812         51,449         387,812       238,545   1Q 2011
863579LH9        868,017       835,876         32,142         835,876     1,007,531   1Q 2011
86359DLM7     19,329,660    18,435,523        894,137      18,435,523     5,065,587   1Q 2011
881561RR7     11,725,731    11,107,317        618,414      11,107,317     1,158,281   1Q 2011
94974SAH6        580,337       570,984          9,353         570,984       332,654   1Q 2011
            ------------  ------------    -----------    ------------  ------------
Total       $264,349,224  $231,253,509    $33,095,711    $231,253,509  $146,522,845
            ------------  ------------    -----------    ------------  ------------
073914C43   $    115,074  $    106,973    $     8,101    $    106,973  $     83,381   2Q 2011
939335P41      2,080,221     1,887,593        192,628       1,887,593     1,791,543   2Q 2011
00764MCG0      1,864,225     1,839,384         24,842       1,839,384       861,177   2Q 2011
03072SK20      5,492,881     4,812,188        680,693       4,812,188     3,716,837   2Q 2011
03072SPL3        778,951       612,794        166,156         612,794       438,104   2Q 2011

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
04541GQY1   $ 8,766,083    $ 8,505,186    $  260,897     $ 8,505,186    $ 4,649,438   2Q 2011
049629AD0    22,009,105     21,312,542       696,563      21,312,542     18,748,500   2Q 2011
059522BA9    75,107,661     73,996,189     1,111,472      73,996,189     59,682,876   2Q 2011
059522BC5    21,676,858     21,372,650       304,207      21,372,650     20,243,946   2Q 2011
059522BG6    12,710,854     12,560,829       150,025      12,560,829     11,856,357   2Q 2011
07384YNJ1     1,820,641      1,805,393        15,248       1,805,393      1,429,273   2Q 2011
07384YPC4    12,914,977     12,453,848       461,129      12,453,848     10,431,776   2Q 2011
07384YPN0     3,590,637      3,560,043        30,594       3,560,043      3,375,231   2Q 2011
073852AB1    25,112,308     24,729,355       382,952      24,729,355     22,633,847   2Q 2011
07386HJT9    10,108,940      9,972,934       136,007       9,972,934      8,624,586   2Q 2011
073879BA5    14,112,452     14,054,110        58,342      14,054,110      9,713,733   2Q 2011
07387UFE6    37,363,561     36,298,097     1,065,465      36,298,097     35,020,059   2Q 2011
12497PAC3     4,214,518        240,000     3,974,518         240,000         80,000   2Q 2011
12498FAC4     1,114,058        947,340       166,718         947,340        720,000   2Q 2011
12629RAE6     5,438,671      4,890,060       548,611       4,890,060      5,271,000   2Q 2011
126673XB3     4,027,277      3,943,772        83,505       3,943,772      2,272,448   2Q 2011
12667G5S8    12,456,027     12,436,295        19,732      12,436,295     10,942,171   2Q 2011
12669FBW2    11,414,660     11,177,548       237,112      11,177,548      6,259,393   2Q 2011
12669FTC7     2,570,108      2,518,451        51,658       2,518,451      2,203,484   2Q 2011
152314JY7     1,103,641        779,800       323,841         779,800        462,594   2Q 2011
152314JZ4       957,452        552,142       405,310         552,142        236,447   2Q 2011
17180HAA6     2,248,999      2,067,388       181,612       2,067,388        375,000   2Q 2011
225458JE9     2,007,226      1,970,544        36,682       1,970,544        271,538   2Q 2011
25151YAB5    60,859,976     60,586,353       273,623      60,586,353     61,204,691   2Q 2011
32055GAE1     2,270,021      2,237,439        32,582       2,237,439      2,397,942   2Q 2011
33736EAE1     2,332,358      2,254,350        78,008       2,254,350      2,300,750   2Q 2011
33736TAD0     2,001,776      1,960,930        40,846       1,960,930      1,780,800   2Q 2011
36185MDS8     4,989,636      4,871,328       118,307       4,871,328      4,161,278   2Q 2011
36242DA60     7,913,611      7,607,490       306,121       7,607,490      5,580,705   2Q 2011
39539FAC8    63,373,046     60,723,955     2,649,091      60,723,955     58,938,636   2Q 2011
43037QAC3     9,887,889      9,775,230       112,659       9,775,230      7,000,000   2Q 2011
437084AW6     1,661,229      1,617,848        43,381       1,617,848      1,006,933   2Q 2011
45578WAE6     7,000,762      6,881,175       119,586       6,881,175      7,834,673   2Q 2011
48600RAC7     8,640,504      8,401,550       238,954       8,401,550      9,130,000   2Q 2011
542514KC7     2,201,403      2,155,670        45,733       2,155,670      1,606,405   2Q 2011
57643LNV4     8,829,280      8,794,359        34,921       8,794,359      4,707,662   2Q 2011
5899295L8     1,942,800      1,902,514        40,286       1,902,514        610,261   2Q 2011
59020UFA8     1,886,309      1,853,932        32,377       1,853,932      1,079,863   2Q 2011
65535VJU3     1,228,416      1,179,378        49,037       1,179,378        578,397   2Q 2011
66858XAJ0     1,591,679      1,513,486        78,193       1,513,486      1,562,200   2Q 2011
67571MAC3    20,276,329     19,453,518       822,811      19,453,518     17,308,200   2Q 2011
68383NCT8    39,640,216     38,724,303       915,913      38,724,303     11,503,361   2Q 2011
691215BB2     9,862,149      9,851,026        11,123       9,851,026      2,436,898   2Q 2011
7609853E9     1,916,200      1,771,195       145,005       1,771,195      1,057,174   2Q 2011
76110WMW3    12,318,975     12,126,668       192,306      12,126,668     10,609,924   2Q 2011
80384AAA3       279,353        247,813        31,540         247,813        563,827   2Q 2011
805564PQ8       354,964        180,578       174,386         180,578        419,042   2Q 2011

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
83611MDJ4   $  1,960,457  $    335,780    $ 1,624,677    $    335,780  $    980,590   2Q 2011
863579L63     12,377,590    12,353,050         24,539      12,353,050    12,368,934   2Q 2011
86359AET6      7,284,550     7,228,163         56,386       7,228,163     5,484,306   2Q 2011
86359DLM7     18,434,243    12,300,263      6,133,980      12,300,263     6,415,114   2Q 2011
881561RR7     11,361,567    11,092,536        269,031      11,092,536     1,087,866   2Q 2011
881561VZ4      3,920,327     3,908,008         12,319       3,908,008     3,928,365   2Q 2011
88156PAY7     35,273,274    34,872,223        401,051      34,872,223    24,691,895   2Q 2011
88157JAA2     24,295,244    23,806,090        489,153      23,806,090    23,055,670   2Q 2011
94979TAG1      1,290,705     1,270,762         19,943       1,270,762       912,795   2Q 2011
94981QAZ1      4,906,338     4,049,662        856,676       4,049,662     1,451,709   2Q 2011
94986DAA0      1,323,131     1,310,246         12,885       1,310,246     1,373,777   2Q 2011
            ------------  ------------    -----------    ------------  ------------
Total       $698,864,373  $670,602,319    $28,262,049    $670,602,319  $539,525,382
            ------------  ------------    -----------    ------------  ------------
939335P41   $  1,865,742  $  1,547,246    $   318,496    $  1,547,246  $  1,687,230   3Q 2011
000759BW9        793,387       770,793         22,594         770,793       611,256   3Q 2011
00764MCG0      1,805,909     1,801,051          4,858       1,801,051       781,682   3Q 2011
04541GQY1      8,649,172     8,442,874        206,298       8,442,874     4,005,981   3Q 2011
049629AD0     21,414,031    20,744,128        669,903      20,744,128    17,378,250   3Q 2011
05949ACG3      1,208,939     1,197,427         11,512       1,197,427       418,546   3Q 2011
05949AFN5        812,596       606,815        205,781         606,815       694,288   3Q 2011
05951EAC1      5,242,418     4,864,733        377,685       4,864,733     4,392,077   3Q 2011
059522BA9     71,283,712    66,417,712      4,866,000      66,417,712    53,253,150   3Q 2011
059522BC5     20,521,491    20,061,538        459,953      20,061,538    18,695,568   3Q 2011
059522BG6     12,327,216    11,050,276      1,276,940      11,050,276    10,906,526   3Q 2011
07384YPC4     12,597,010    12,129,076        467,933      12,129,076     8,760,470   3Q 2011
07386HJT9      9,764,584     9,590,937        173,647       9,590,937     7,974,589   3Q 2011
07387UFE6     34,005,665    32,413,228      1,592,437      32,413,228    31,099,274   3Q 2011
12497PAC3        244,067       240,000          4,067         240,000        80,000   3Q 2011
12498FAC4        931,331       859,512         71,819         859,512       600,000   3Q 2011
12629RAE6      4,962,165     4,728,156        234,009       4,728,156     4,911,000   3Q 2011
126673XB3      3,971,768     3,739,808        231,960       3,739,808     1,994,496   3Q 2011
12667G5S8     11,625,722    11,074,777        550,946      11,074,777     9,695,454   3Q 2011
12669FBW2     11,192,837    10,820,677        372,160      10,820,677     5,975,388   3Q 2011
12669FTC7      2,513,420     2,459,010         54,411       2,459,010     2,169,491   3Q 2011
152314JZ4        548,588       546,239          2,349         546,239       200,313   3Q 2011
17180HAA6      2,129,780     1,733,025        396,755       1,733,025       375,000   3Q 2011
225458JE9      1,982,179     1,937,834         44,345       1,937,834       284,786   3Q 2011
25150VAC0     36,851,134    34,506,190      2,344,944      34,506,190    34,506,190   3Q 2011
25151YAB5     49,381,491    48,967,169        414,322      48,967,169    49,145,368   3Q 2011
32055GAE1      2,156,788     2,085,370         71,417       2,085,370     2,195,205   3Q 2011
33736EAE1      2,277,009     2,221,868         55,142       2,221,868     2,150,500   3Q 2011
33736TAD0      1,969,215     1,924,028         45,187       1,924,028     1,629,400   3Q 2011
36185MDS8      4,716,708     4,617,407         99,301       4,617,407     3,900,676   3Q 2011
39538BAB0     15,454,052    14,390,604      1,063,448      14,390,604    13,675,777   3Q 2011
39539FAC8     59,118,268    55,043,323      4,074,945      55,043,323    55,043,323   3Q 2011
43037QAC3      9,815,281     9,676,790        138,491       9,676,790     7,500,000   3Q 2011
45254NKA4        855,755       850,220          5,535         850,220       404,622   3Q 2011

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
45254NKB2   $  1,161,793  $  1,097,253    $    64,540    $  1,097,253  $    585,896   3Q 2011
45578WAE6      6,758,106     6,616,484        141,622       6,616,484     7,404,812   3Q 2011
45662FAD2     22,892,172    21,546,759      1,345,413      21,546,759    19,353,941   3Q 2011
48600RAC7      8,533,736     8,361,810        171,926       8,361,810     8,685,000   3Q 2011
525228AH5     13,274,621    13,073,066        201,555      13,073,066    12,498,686   3Q 2011
52522GAB0     10,158,249     9,753,525        404,724       9,753,525     8,984,209   3Q 2011
52522HAE2     13,812,053    13,281,458        530,595      13,281,458    12,540,536   3Q 2011
5899295L8      1,827,120     1,764,456         62,663       1,764,456       613,517   3Q 2011
59020UFA8      1,839,699     1,541,716        297,983       1,541,716     1,011,343   3Q 2011
65535VJU3      1,174,287     1,146,341         27,946       1,146,341       569,300   3Q 2011
66858XAJ0      1,536,937     1,443,026         93,911       1,443,026     1,379,200   3Q 2011
67571MAC3     19,615,568    18,645,963        969,605      18,645,963    15,603,000   3Q 2011
76110WMW3     12,097,383    11,199,821        897,562      11,199,821     9,841,236   3Q 2011
80384AAA3        237,369       235,586          1,784         235,586       517,628   3Q 2011
805564PQ8        177,358       173,047          4,311         173,047       290,942   3Q 2011
863579L63     11,448,796    11,014,407        434,388      11,014,407    11,347,134   3Q 2011
863579LH9        751,617       562,548        189,069         562,548       737,467   3Q 2011
86359AET6      7,270,437     7,215,125         55,313       7,215,125     5,261,092   3Q 2011
881561RR7     11,356,571    10,968,341        388,231      10,968,341     2,061,716   3Q 2011
881561VZ4      3,815,218     3,793,596         21,622       3,793,596     3,795,982   3Q 2011
88156PAY7     33,563,566    33,121,353        442,214      33,121,353    23,134,536   3Q 2011
88157JAA2     22,080,081    21,339,201        740,881      21,339,201    20,405,860   3Q 2011
94979TAG1      1,261,473     1,201,239         60,234       1,201,239       733,631   3Q 2011
94981QAZ1      4,028,914       815,694      3,213,220         815,694     1,115,716   3Q 2011
94986DAA0      1,248,152     1,233,266         14,886       1,233,266     1,226,714   3Q 2011
126671Z74      1,912,330     1,898,916         13,414       1,898,916       665,178   3Q 2011
5899296D5        751,484       660,621         90,864         660,621       246,673   3Q 2011
59020UDT9      1,025,302       427,446        597,857         427,446       604,244   3Q 2011
86358EGQ3      1,053,333       584,164        469,170         584,164       356,504   3Q 2011
12669EPD2      1,620,578     1,619,415          1,163       1,619,415     1,148,595   3Q 2011
            ------------  ------------    -----------    ------------  ------------
Total       $643,273,733  $610,395,484    $32,878,256    $610,395,484  $529,816,164
            ------------  ------------    -----------    ------------  ------------
00764MCG0   $  1,750,582  $  1,654,760    $    95,822    $  1,654,760  $    745,207   4Q 2011
04541GQY1      8,584,000     8,230,537        353,463       8,230,537     3,776,600   4Q 2011
04542BFY3        436,058        53,996        382,062          53,996       179,049   4Q 2011
049629AD0     20,843,349    20,769,184         74,166      20,769,184    17,606,625   4Q 2011
05948KHX0        877,598       807,491         70,107         807,491       728,606   4Q 2011
05948XSD4      1,196,587     1,181,132         15,455       1,181,132     1,013,195   4Q 2011
05949ACG3      1,152,188     1,151,427            761       1,151,427       867,337   4Q 2011
05949AFM7      1,542,830     1,457,007         85,823       1,457,007     1,367,469   4Q 2011
05951EAC1      4,708,024     4,495,700        212,324       4,495,700     3,993,025   4Q 2011
059522BA9     65,671,528    63,321,519      2,350,008      63,321,519    50,650,186   4Q 2011
059522BC5     19,272,102    18,684,793        587,309      18,684,793    16,872,782   4Q 2011
059522BG6     10,893,121    10,512,430        380,691      10,512,430     9,902,591   4Q 2011
07384YNJ1      1,609,502     1,544,635         64,867       1,544,635     1,287,906   4Q 2011
07384YPC4     12,274,241    11,784,514        489,727      11,784,514     8,738,612   4Q 2011
07384YPN0      3,331,171     2,992,378        338,793       2,992,378     2,943,006   4Q 2011

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
07386HJT9   $  9,405,656  $  9,289,035    $   116,621    $  9,289,035  $  7,681,100   4Q 2011
073879BA5     13,131,492    12,912,750        218,742      12,912,750     8,484,183   4Q 2011
073879CD8     23,583,260    23,339,429        243,831      23,339,429    13,965,204   4Q 2011
12497PAC3        244,068       240,000          4,068         240,000       120,000   4Q 2011
12498FAC4        839,926       649,020        190,906         649,020       480,000   4Q 2011
126671Z74      1,845,044     1,789,885         55,159       1,789,885       602,501   4Q 2011
126673XB3      3,765,323     3,689,736         75,587       3,689,736     1,818,040   4Q 2011
12669E2X3      1,791,892     1,726,451         65,441       1,726,451     1,053,518   4Q 2011
12669FBW2     10,831,720    10,472,259        359,461      10,472,259     5,976,300   4Q 2011
152314JY7         88,112        87,312            800          87,312        28,155   4Q 2011
152314JZ4        516,561       483,592         32,969         483,592       188,597   4Q 2011
17180HAA6      1,780,991     1,656,013        124,979       1,656,013       375,000   4Q 2011
17180HAD0      5,209,374     4,449,025        760,349       4,449,025       175,000   4Q 2011
225458JE9      1,948,766     1,875,494         73,272       1,875,494       296,060   4Q 2011
36185MDS8      4,439,510     4,365,193         74,317       4,365,193     3,618,941   4Q 2011
36242DA60      7,941,755     7,267,395        674,360       7,267,395     5,167,950   4Q 2011
39538BAB0     14,857,865    13,255,590      1,602,275      13,255,590    13,150,714   4Q 2011
39539FAC8     52,195,950    48,611,061      3,584,889      48,611,061    48,611,353   4Q 2011
43037QAC3      9,732,734     9,588,550        144,184       9,588,550     7,000,000   4Q 2011
45254NKB2      1,054,597     1,042,327         12,270       1,042,327       580,789   4Q 2011
525228AH5     11,424,982    11,034,793        390,189      11,034,793    10,815,068   4Q 2011
5899295L8      1,727,809     1,704,325         23,484       1,704,325       726,362   4Q 2011
5899296D5        659,555       586,231         73,325         586,231       247,062   4Q 2011
5899296T0        559,220       531,464         27,757         531,464       213,445   4Q 2011
59020UFA8      1,536,392     1,354,913        181,479       1,354,913     1,013,154   4Q 2011
65535VJU3      1,129,081     1,115,914         13,167       1,115,914       514,014   4Q 2011
66858XAJ0      1,465,029     1,436,264         28,765       1,436,264     1,306,800   4Q 2011
67571MAC3     18,798,739    18,553,479        245,260      18,553,479    15,655,500   4Q 2011
691215BB2     10,047,741     9,559,996        487,745       9,559,996     2,425,175   4Q 2011
760985V65      3,496,727     2,242,873      1,253,854       2,242,873       658,156   4Q 2011
76110HJK6     10,213,351     9,095,703      1,117,648       9,095,703     7,962,732   4Q 2011
76110WMW3     11,152,766    11,028,383        124,382      11,028,383     9,708,305   4Q 2011
761118XU7     12,190,035    11,236,352        953,683      11,236,352     9,892,350   4Q 2011
86358EGQ3        563,430       275,700        287,730         275,700       346,089   4Q 2011
86359AET6      7,255,495     7,128,171        127,323       7,128,171     5,328,250   4Q 2011
86359DLM7     12,273,476     7,347,700      4,925,776       7,347,700     5,635,367   4Q 2011
881561RR7     11,225,162    11,089,923        135,239      11,089,923     2,148,315   4Q 2011
881561VZ4      3,763,443     3,752,952         10,491       3,752,952     3,732,379   4Q 2011
88156PAY7     31,481,826    30,992,754        489,072      30,992,754    21,913,354   4Q 2011
88157JAA2     19,972,092    19,937,148         34,944      19,937,148    19,040,826   4Q 2011
94974SAH6        500,796       467,977         32,819         467,977       397,083   4Q 2011
94979TAG1      1,197,869     1,053,805        144,064       1,053,805       706,916   4Q 2011
            ------------  ------------    -----------    ------------  ------------
Total       $491,982,493  $466,958,440    $25,024,054    $466,958,440  $360,432,303
            ------------  ------------    -----------    ------------  ------------

   For the years ended December 31, 2011 and 2010, the Company recognized total OTTI of $119.3 million and $230.8 million, respectively for LBaSS that were still held by the Company at December 31, 2011 and 2010. At December 31, 2011 and 2010, the Company

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   held impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

                       LESS THAN 12 MONTHS 12 MONTHS OR MORE       TOTAL
    $ in millions      ------------------  ----------------  ----------------
                       FAIR    UNREALIZED  FAIR   UNREALIZED FAIR   UNREALIZED
    DECEMBER 31, 2011  VALUE     LOSSES    VALUE    LOSSES   VALUE    LOSSES
    -----------------  ------  ----------  ------ ---------- ------ ----------
         LBaSS         $  694     $(29)    $1,452   $(462)   $2,146   $(491)
                       ------     ----     ------   -----    ------   -----
         Total         $  694     $(29)    $1,452   $(462)   $2,146   $(491)
                       ======     ====     ======   =====    ======   =====

                       LESS THAN 12 MONTHS 12 MONTHS OR MORE       TOTAL
    $ in millions      ------------------  ----------------  ----------------
                       FAIR    UNREALIZED  FAIR   UNREALIZED FAIR   UNREALIZED
    DECEMBER 31, 2010  VALUE     LOSSES    VALUE    LOSSES   VALUE    LOSSES
    -----------------  ------  ----------  ------ ---------- ------ ----------
         LBaSS         $   75     $(4)     $1,730   $(597)   $1,805   $(601)
                       ------     ---      ------   -----    ------   -----
         Total         $   75     $(4)     $1,730   $(597)   $1,805   $(601)
                       ======     ===      ======   =====    ======   =====

   The Company does not have any LBaSS for which it is not practicable to estimate fair values in accordance with SSAP No. 100, "Fair Value Measurements" ("SSAP 100").

   The activity for the OTTI related to LBaSS for the year ended December 31, 2011 and 2010 is as follows:

                                                                                                                   2011   2010
$ in millions                                                                                                     ------ ------
Balance at beginning of year                                                                                      $  296 $   66
   Increases due to:
       Credit impairments on new securities subject to impairment losses                                              55     70
       Additional credit impairments on previously impaired securities                                                66    160
   Reductions due to:
       Credit impaired securities fully disposed for which there was no prior intent or requirement to sell            7     --
                                                                                                                  ------ ------
Balance at end of year                                                                                            $  410 $  296
                                                                                                                  ====== ======

   MORTGAGE LOANS

   Mortgage loans had outstanding principal balances of $1.27 billion and $1.77 billion at December 31, 2011 and 2010, respectively. Contractual interest rates range from 1.87% to

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   10.75%. The mortgage loans at December 31, 2011 had maturity dates ranging from 2010 to 2022.

   The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower.

   The mortgage loan portfolio was distributed as follows at December 31, 2011 and 2010:

                GEOGRAPHIC DISTRIBUTION    PROPERTY TYPE DISTRIBUTION
               -------------------------   --------------------------
                                 2011 2010                 2011  2010
                                 ---- ----                 ----  ----
             Pacific              37%  47% Office           24%   24%
             Mid-Atlantic         19%  16% Retail           22%   16%
             East North Central   12%  10% Mobile Home      16%   12%
             Mountain             11%   8% Industrial       13%   19%
             South Atlantic        7%   7% Multi-family     11%   11%
             New England           7%   5% Hotel/Motel       7%    8%
             West South Central    4%   4% Other             7%   10%
             West North Central    3%   2%
             East South Central   --    1%
                                 ---  ---                  ---   ---
             Total               100% 100% Total           100%  100%
                                 ===  ===                  ===   ===

   At December 31, 2011, there were 18 mortgage loans with outstanding balances of $20 million or more, which loans collectively aggregated approximately 56% of the portfolio. At December 31, 2011, approximately 65% of the mortgage loan portfolio consisted of loans with balloon payments due before January 1, 2015.

   The Company held $2.7 million and $30.5 million of mortgage loans with interest more than 180 days past due at December 31, 2011 or 2010, respectively. The Company advanced $0.2 million of taxes, assessments and other amounts on mortgage loans outstanding during 2011 and 2010. In addition, the Company had $7.6 million in restructured loans at December 31, 2011. There were no restructured loans at December 31, 2010.

   At December 31, 2011, the Company held $26.4 million in impaired mortgage loans with $5.2 million of related allowances for credit losses and $2.7 million without a related allowance for credit losses. At December 31, 2010, the Company held $26.4 million in impaired mortgage loans with $5.2 million of related allowances for credit losses and $47.9 million without a related allowance for credit losses. The Company's average recorded investment in impaired loans was $55.0 million and $75.0 million at December 31, 2011 and 2010, respectively. During the period the loans were impaired, the Company recognized interest income of $1.7 million and $3.3 million at December 31, 2011 and 2010, respectively. The Company did not recognize interest income on a cash-basis of accounting on any impaired loan during December 31, 2011 and 2010. The Company recognizes interest income on its impaired mortgage loans upon receipt.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The total allowance for credit losses at December 31, 2011 and 2010 was $33.5 million and $26.9 million, respectively. The increase is attributable to decreases in underlying collateral (property) values.

   The activity for the allowance for credit losses during 2011 and 2010 is as follows:

                                                           2011   2010
        $ in millions                                     -----  -----
        Balance at beginning of year                      $  27  $  25
        Allowance charges to unrealized capital loss         10     14
        Direct write-down charges against the allowances     (3)   (12)
        Recoveries of amounts previously charged off         --     --
                                                          -----  -----
        Balance at end of year                            $  34  $  27
                                                          =====  =====

   The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multifamily residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company's strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

   The Company did not reduce the interest rates for any of its outstanding mortgage loans during 2011 and 2010.

   The maximum and minimum lending rates for new mortgage loans made during 2011 and 2010 were:

                                       2011    2011    2010    2010
                                      MAXIMUM MINIMUM MAXIMUM MINIMUM
                                      ------- ------- ------- -------
          Apartment loans              None    None    3.21%   3.21%
          Manufactured housing loans   None    None    6.29%   6.29%
          Office loans                 5.50%   5.50%   6.33%   5.85%
          Other loans                  None    None    6.75%   6.75%

   The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, was 80% during 2011 and 77% during 2010. With respect to mortgage loans acquired prior to the Company's redomestication to the State of Arizona in 1994, the Company has received permission from the Arizona Department to carry as admitted assets those loans that are not supported by an appraisal of the underlying property as of the loan acquisition date or which do not have loan-to-value ratios of 75% or less as of the loan acquisition date as required by Arizona regulations. The carrying value of such mortgage loans totaled $3.9 million and $4.3 million as of December 31, 2011 and 2010, respectively.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The following items pertain to debt restructuring at December 31:

                                                            2011  2010
         $ in millions                                      ----- -----
         Investments in restructured loans with impairment  $  -- $  --
         Realized capital losses                               --    --
         Commitments                                           --    --
         Accrued interest income                               --    --

   The Company accrues interest income on impaired loans to the extent it is deemed collectible (delinquent less than 90 days) and the loans continue to perform under their original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis.

   REAL ESTATE

   The following pertains to real estate at December 31:

           $ in millions                                  2011  2010
                                                          ----- -----
           Real estate held for sale                      $  24 $  13
           Real estate held for the production of income  $  13    --

   CONTRACT LOANS

   Contract loans represent borrowings against the cash value of in-force life policies or annuity account balances. The following balances were outstanding at December 31:

                                             2011    2010
                     $ in millions           ------ ------
                     Contract loans-life     $   31 $   32
                     Contract loans-annuity       4      5
                                             ------ ------
                     Total                   $   35 $   37
                                             ====== ======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   OTHER INVESTED ASSETS

   The following pertains to other invested assets at December 31:

                                                         2011    2010
         $ in millions                                  ------- -------
         Investments in limited liability companies     $   246 $   300
         Investments in limited partnerships                792     965
         Investments in preferred equity of affiliates      399     416
         Surplus debentures                                  32      32
                                                        ------- -------
         Total                                          $ 1,469 $ 1,713
                                                        ======= =======

   Included in the above statement value of other invested assets is the Company's investment in SAAH LLC totaling $579.8 million at December 31, 2011 and $646.1 million at December 31, 2010. The statement value of investments in limited partnerships excludes $31.4 million and $47.9 million that was non-admitted as of December 31, 2011 and 2010, respectively.

   INVESTMENT INCOME

   Net investment income earned for the years ended December 31, 2011 and 2010 consisted of the following:

                                                                       2011     2010
$ in millions                                                        -------  -------
Bonds (unaffiliated)                                                 $   289  $   353
Bonds (affiliated)                                                         5        8
Preferred stocks                                                          --        1
Common stocks (affiliated)                                                --       --
Common stocks (unaffiliated)                                               2        6
Mortgage loans                                                           100      114
Real estate                                                                5       --
Contract loans                                                             3        1
Cash and short-term investments                                            3        5
Derivatives                                                               --       --
Other invested assets                                                    108       94
Other                                                                      4        3
                                                                     -------  -------
Gross investment income                                                  519      585
Investment expenses                                                      (16)      (9)
Investment taxes, licenses and fees, excluding federal income taxes       (1)      --
Interest expense                                                          --       (1)
                                                                     -------  -------
Net investment income                                                $   502  $   575
                                                                     =======  =======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   Net realized capital losses for the years ended December 31, 2011 and 2010 consist of the following:

                                               2011 NET   2010 NET
                                                GAINS      GAINS
                                               (LOSSES)   (LOSSES)
            $ in millions                     ----------  --------
            Bonds                             $       48  $     18
            Preferred stocks                          --        --
            Common stocks (unaffiliated)              (1)       13
            Common stocks (affiliated)            (1,030)       --
            Mortgage loans                            --         5
            Real estate                                4        --
            Cash and short-term investments           --        --
            Derivatives                               --        --
            Other invested assets                    (15)       79
            Other                                     --         1
            Impairment writedowns                   (164)     (341)
                                              ----------  --------
            Gross realized losses                 (1,158)     (225)
            Federal income tax benefit                41        12
            Net gains transferred to IMR             (29)      (14)
            Cumulative effect adjustment IMR          --        --
                                              ----------  --------
            Net realized capital losses        $ (1,146)   $ (227)
                                              ==========  ========

   Proceeds from sales of bonds and preferred stocks, excluding maturities, and related gross realized capital gains and losses are as follows:

                                                 2011   2010
                  $ in millions                 ------ ------
                  Proceeds                      $  302 $  303
                                                ====== ======
                  Gross realized gains              44     23
                  Gross realized losses             --     (8)
                                                ------ ------
                  Total realized capital gains  $   44 $   15
                                                ====== ======

   Impairment writedowns consist primarily of $129.5 million and $263.9 million on bonds and $30.9 million and $65.5 million on partnerships in 2011 and 2010, respectively.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The net changes in unrealized capital gains and losses, including the impact of foreign currency, for the years ended December 31, 2011 and 2010 are as follows:

                                                                          2011   2010
$ in millions                                                            ------  ----
Bonds                                                                    $   44  $149
Common stocks (affiliated)                                                1,017   223
Common stocks (unaffiliated)                                                 (4)   --
Mortgage loans                                                               (7)   (1)
Derivative instruments                                                     (159)  (17)
Other invested assets                                                       112    (7)
Foreign currency translation asset/liability for deposit-type contracts      22    42
Tax effect of change in unrealized gains and losses                          26   (68)
                                                                         ------  ----
Net change in unrealized capital gains                                   $1,051  $321
                                                                         ======  ====

   MAIDEN LANE II ("ML II")

   At December 31, 2011 and 2010, the investment in ML II was classified and accounted for as bonds (LBaSS), pursuant to an SVO action of the NAIC. The Company reported the following amounts for MLII in LBaSS:

                          PAR VALUE   STATEMENT VALUE STATEMENT VALUE
                         DECEMBER 31,  DECEMBER 31,    DECEMBER 31,
                             2011          2011            2010
          $ in millions  ------------ --------------- ---------------
             ML II        $      297    $      130       $      96

   SUBPRIME MORTGAGE RISK EXPOSURE

   The Company has no direct exposure through investments in subprime mortgage loans.

   The Company's direct exposure through other investments is primarily in RMBS, as described above.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The following information provides information on the Company's investments with subprime exposure as of December 31, 2011:

                                                                              BOOK
                                                                            ADJUSTED            OTTI
Investments with Subprime Exposure                                   ACTUAL STATEMENT FAIR   RECOGNIZED
As of December 31, 2011                                               COST    VALUE   VALUE   TO DATE
$ in millions                                                        ------ --------- ------ ----------
In general account:
RMBS                                                                 $  301  $  274   $  208   $(171)
CMBS                                                                     --      --       --      --
CDO                                                                      11       5       10     (94)
Other structured securities                                              --      --       --      --
Equity investments in subsidiary, controlled or affiliated entities      14      13       14     (39)
Other assets                                                             --      --       --      --
                                                                     ------  ------   ------   -----
   Total subprime exposure                                           $  326  $  292   $  232   $(304)
                                                                     ======  ======   ======   =====

   The following information provides information on the Company's investments with subprime exposure as of December 31, 2010:

                                                                              BOOK
                                                                            ADJUSTED            OTTI
Investments with Subprime Exposure                                   ACTUAL STATEMENT FAIR   RECOGNIZED
As of December 31, 2010                                               COST    VALUE   VALUE   TO DATE
$ in millions                                                        ------ --------- ------ ----------
In general account:
RMBS                                                                 $  315  $  264   $  204   $(141)
CMBS                                                                     --      --       --      --
CDO                                                                      19      10       12     (99)
Other structured securities                                              --      --       --      --
Equity investments in subsidiary, controlled or affiliated entities     176     176      146     (84)
Other assets                                                             --      --       --      --
                                                                     ------  ------   ------   -----
   Total subprime exposure                                           $  510  $  450   $  362   $(324)
                                                                     ======  ======   ======   =====

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)



4. DERIVATIVE FINANCIAL INSTRUMENTS

   The Company has taken positions in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates foreign currencies and equity markets on cash flows from investment income or policyholder liabilities. Financial instruments used by the Company for such purposes include interest rate swaps and foreign currency swaps.

   All derivative instruments are recognized in the financial statements. The Company has determined that its derivative financial instruments do not qualify for hedge accounting. As a result, all of the Company's derivatives are accounted for at fair value and the changes in the fair value recorded in surplus as unrealized gains or losses, net of deferred taxes.

   Swaps

   The Company entered into interest rate swap agreements to mitigate the Company's exposure to changes in the value of specifically identified assets or liabilities, to alleviate the risks of changes in market interest rates and to alter interest risk exposures arising from mismatches between assets and liabilities.

   Interest rate swap agreements ("Swap Agreements") are agreements to exchange with a counterparty, at specified intervals, interest rate payments of differing character (for example, fixed-rate payments exchanged for variable-rate payments), based on an underlying principal balance (notional amount). Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each interest payment due date, which is included in the statutory statement of operations. Some of the Swap Agreements also include exchanges between foreign currencies and U.S. dollars, and thus serve as foreign currency swaps as well as interest rate swaps.

   Credit Risk

   The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. To limit credit risk to the Company and its major counterparties, the Company negotiates and enters into credit support agreements. The credit exposure of Swap Agreements is represented by the fair value of contracts with a positive fair value at the reporting date. In the unlikely event of a failure to perform by any of the counterparties to these derivative transactions, there could be a material effect on the Company's admitted assets, liabilities and capital and surplus.

   Market Risk

   The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of Swap Agreements and the related items being hedged.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

4. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

   At December 31, 2011, the Company had $874.8 million of derivative assets and $1.08 billion of derivative liabilities, with cumulative unrealized losses of $100.4 million. The net interest expense differential included in the statutory statement of operations was $120.9 million in 2011. At December 31, 2010, the Company had $1.37 billion of derivative assets and $1.42 billion of derivative liabilities, with cumulative unrealized gains of $58.7 million. The net interest expense differential included in the statutory statement of operations was $146.4 million in 2010.

   The Company did not have any derivatives accounted for as cash flow hedges of forecasted transactions during 2011 and 2010.

   The table below summarizes the statement value of the Company's derivatives included in the statutory statement of admitted assets, liabilities and capital and surplus at December 31, 2011:

                                   CONTRACT/           ESTIMATED
                                   NOTIONAL  STATEMENT   FAIR
                $ in millions       AMOUNT     VALUE     VALUE
                                   --------- --------- ---------
                Assets:
                Swaps:
                   Currency risk    $ 4,787   $   980   $   980
                   Interest risk      1,007      (105)     (105)
                                    -------   -------   -------
                Total swaps           5,794       875       875
                                    -------   -------   -------
                Total               $ 5,794   $   875   $   875
                                    =======   =======   =======
                Liabilities:
                Swaps:
                   Currency risk    $ 3,115   $   833   $   833
                   Interest risk      1,589       242       242
                                    -------   -------   -------
                Total swaps           4,704     1,075     1,075
                                    -------   -------   -------
                Total               $ 4,704   $ 1,075   $ 1,075
                                    =======   =======   =======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

4. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

   The table below summarizes the statement value of the Company's derivatives included in the statutory statement of admitted assets, liabilities and capital and surplus at December 31, 2010:

                                   CONTRACT/           ESTIMATED
                                   NOTIONAL  STATEMENT   FAIR
                $ in millions       AMOUNT     VALUE     VALUE
                                   --------- --------- ---------
                Assets:
                Swaps:
                   Currency risk    $ 5,498   $ 1,432   $ 1,432
                   Interest risk      1,282       (58)      (58)
                                    -------   -------   -------
                Total swaps           6,780     1,374     1,374
                                    -------   -------   -------
                Total               $ 6,780   $ 1,374   $ 1,374
                                    =======   =======   =======
                Liabilities:
                Swaps:
                   Currency risk    $ 3,831   $ 1,206   $ 1,206
                   Interest risk      2,060       216       216
                                    -------   -------   -------
                Total swaps           5,891     1,422     1,422
                                    -------   -------   -------
                Total               $ 5,891   $ 1,422   $ 1,422
                                    =======   =======   =======

5. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

   As discussed in Note 4, the Company uses interest rate and foreign currency swap agreements, options and futures to mitigate various risks associated with invested assets or policy liabilities. All derivative instruments are deemed ineffective and recorded at fair value in the Company's financial statements, but derivative instruments expose the Company to potential credit-related losses in the event of nonperformance by the investment-grade-rated counterparty with respect to any swap contract or other derivative instrument with an aggregate fair value greater than zero.

   The table below summarizes the Company's derivative financial instruments with off-balance sheet risk at December 31, 2011:

                                                CONTRACT/  FINAL
                                                NOTIONAL  MATURITY
              $ in millions                      AMOUNT     DATE
                                                --------- --------
              Derivatives hedging assets:
                 Swaps: Currency risk           $     11     2013

              Derivatives hedging liabilities:
                 Swaps:
                     Currency risk                 7,891     2033
                     Interest risk                 2,596     2033

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

5. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK (CONTINUED)

   The table below summarizes the Company's financial instruments with off-balance sheet risk at December 31, 2010:

                                                CONTRACT/  FINAL
                                                NOTIONAL  MATURITY
              $ in millions                      AMOUNT     DATE
                                                --------- --------
              Derivatives hedging assets:
                 Swaps: Currency risk           $     11     2013

              Derivatives hedging liabilities:
                 Swaps:
                     Currency risk                 9,318     2033
                     Interest risk                 3,342     2033

   The credit exposure of interest rate swaps is represented by the fair value of contracts with a positive fair value at the reporting date. The current credit exposure of the Company's derivative contracts aggregated $1.11 billion and $1.37 billion at December 31, 2011 and 2010, respectively. However, because the Company has entered into such agreements with investment-grade-rated brokerage firms, non-performance is not anticipated.

   To limit credit risk to the Company and its major counterparties, the Company negotiates and enters into credit support agreements. The amount of collateral that is required is determined by the market value of the derivatives between the parties and the credit support agreement. The Company currently puts up or receives cash and U.S. Treasury Bonds to satisfy this collateral requirement. At December 31, 2011 and 2010, the Company had received $261.1 million and $603.0 million, respectively, and amounts were recorded as other liabilities in the statutory statement of admitted assets, liabilities and capital and surplus.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)



6. FAIR VALUE MEASUREMENTS

   FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

   Bonds: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

   ML II: ML II is valued using a discounted cash flow methodology that uses the estimated future cash flows of the ML II assets. These discount rates are calibrated to the changes in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuation are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

   As a result of the announcement on March 31, 2011 by the Federal Reserve Bank of New York ("New York Fed") of its plan to begin selling the assets in the ML II portfolio over time through a competitive sales process, the Company modified its methodology for estimating the fair value of its interest in ML II to incorporate the assumption of the current liquidation, which (i) uses the estimated fair value of the ML II assets and
   (ii) allocates the estimated asset fair value according to the ML II waterfall.

   As of December 31, 2011, the Company expected to receive cash flows (undiscounted) in excess of the Company's initial investment, and any accrued interest, in the ML II interest after repayment of the first priority obligations owed to the New York Fed. The fair value of the Company's interest in ML II is most affected by the liquidation proceeds realized by the New York Fed from the sale of the collateral securities.

   At December 31, 2010, the fair value methodology used assumed that the underlying collateral in ML II would continue to be held and generate cash flows into the foreseeable future and did not assume a current liquidation of the assets underlying the ML II interests. Other methodologies employed or assumptions made in determining fair value for these investments could result in amounts that differ significantly from the amounts reported.

   Common (unaffiliated) and preferred stocks: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

   Mortgage loans: Fair values are primarily determined by using discounting cash flow calculations based upon the Company's current incremental lending rates for similar type loans.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   Fair value for collateral, commercial and guaranteed loans is based principally on independent pricing services, broker quotes and other independent information.

   Contract loans: The fair values of contract loans were not estimated as the Company believes it would have to expend excessive costs for the benefits derived.

   Cash, cash equivalents and short-term investments: Carrying values approximate fair values because of the relatively short period of time between origination and expected realization.

   Partnerships: Fair value of limited partnerships accounted for by using the equity method of accounting is based upon the fair value of the net assets of the partnerships as determined by the general partners, and approximates the carrying value, excluding non-admitted amount.

   Surplus debentures: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

   Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the carrying value is considered a reasonable estimate of fair value.

   Investment income due and accrued: Carrying value approximates fair value because of the relatively short period of time between origination and expected realization.

   Separate account assets: Separate account assets are related to market-value-adjusted fixed annuity contracts and mostly carried at fair value or carrying values that approximate fair values. Fair value is based principally on the value from independent pricing services, broker quotes and other independent information or internal valuation models.

   Reserves for life policies and contracts: Deferred fixed annuities and life insurance contracts are assigned fair values equal to current net surrender values. Supplementary contracts with life contingencies are valued based on the present value of future cash flows at current pricing rates.

   Liabilities for deposit-type contracts: Carrying value is considered to be a reasonable estimate of the fair value of the Company's fixed-maturity, variable-rate GIC obligations that reprice periodically based upon certain defined indexes. The fair value of the fixed-maturity, fixed-rate GICs is based on the present value of future cash flows at current pricing rates. Supplementary contracts without life contingencies are valued based on the present value of future cash flows at current pricing rates.

   Derivative financial instruments: The Company generally values exchange-traded derivatives, if any, using quoted prices in active markets for identical derivatives at the balance sheet date. Over-the-counter ("OTC") derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   The estimated fair values of the Company's financial instruments compared to their statement values at December 31, 2011 are as follows:

                                                           2011       2011
                                                         STATEMENT ESTIMATED
  $ in millions                                            VALUE   FAIR VALUE
                                                         --------- ----------
  Assets:
     Bonds                                                $ 6,394   $ 6,154
     Preferred stocks                                          --         1
     Common stocks (unaffiliated)                              44        44
     Mortgage loans                                         1,229     1,308
     Real Estate                                               37        37
     Contract loans                                            35        35
     Cash, cash equivalents and short-term investments      1,442     1,442
     Partnerships                                           1,437     1,469
     Surplus debentures                                        32        31
     Receivables for securities                                 7         7
     Investment income due and accrued                         42        42
     Derivative financial instruments                         875       875
     Separate account assets                                  134       134

  Liabilities:
     Reserves for life policies and contracts               2,075     2,039
     Liabilities for deposit-type contracts                 6,936     8,036
     Derivative financial instruments                       1,075     1,075

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   The estimated fair values of the Company's financial instruments compared to their statement values at December 31, 2010 are as follows:

                                                           2010       2010
                                                         STATEMENT ESTIMATED
  $ in millions                                            VALUE   FAIR VALUE
                                                         --------- ----------
  Assets:
     Bonds                                                $ 5,319   $ 4,968
     Preferred stocks                                          --         1
     Common stocks (unaffiliated)                              29        29
     Mortgage loans                                         1,711     1,791
     Real Estate                                               13        13
     Contract loans                                            37        37
     Cash, cash equivalents and short-term investments      3,339     3,339
     Partnerships                                           1,681     1,729
     Surplus debentures                                        32        30
     Receivables for securities                                 3         3
     Investment income due and accrued                         39        39
     Derivative financial instruments                       1,374     1,374
     Separate account assets                                  202       202

  Liabilities:
     Reserves for life policies and contracts               2,147     2,107
     Liabilities for deposit-type contracts                 8,692     9,410
     Derivative financial instruments                       1,422     1,422
     Payable for securities                                    28        28

   FAIR VALUE MEASUREMENTS

   Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as certain bonds and preferred stocks when carried at the lower of cost or fair value based on their appropriate NAIC designations. Certain financial instruments that may be also be measured at fair value when impaired, are not disclosed as an asset or liability measured at fair value.

   The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

   The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

   Fair Value Hierarchy

   The Company's financial assets and liabilities measured at fair value have been classified, for disclosure purposes, based on a hierarchy defined SSAP
   100. The hierarchy consists of three "levels" based on observability of inputs in the marketplace used to measure fair values as discussed below:

   Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

   Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

   Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

1  FAIR VALUE MEASUREMENTS (CONTINUED)

   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

   The following is a description of the valuation methodologies used for instruments carried at fair value:

   Bonds & Preferred Stocks

   Bonds with NAIC 6 or 6* ratings and preferred stocks with NAIC 4, 5 or 6 ratings are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value. Market price data generally is obtained from exchange or dealer markets.

   The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

   Incorporation of Credit Risk in Fair Value Measurements

   Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

   Common Stocks (Unaffiliated)

   The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure marketable equity securities at fair value. Market price data generally is obtained from exchange or dealer markets.

   Derivative Assets and Liabilities

   Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, if any, using quoted prices in active markets for identical derivatives at the balance sheet date.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

   Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

   Separate Account Assets

   Separate account assets are comprised primarily of corporate and structured bonds and preferred stocks. The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   Assets and Liabilities Measured at Fair Value

   The following tables provide information as of December 31, 2011 and 2010 about the Company's financial assets and liabilities measured at fair value.

                                         LEVEL 1 LEVEL 2 LEVEL 3  TOTAL
        $ in millions                    ------- ------- -------  ------
        December 31, 2011
        Assets at fair value:
        Bonds                            $    -- $   --  $    25  $   25
        Preferred stocks                      --     --       --      --
        Common stocks (unaffiliated)           4     28       12      44
        Derivative assets                     --    885      (10)    875
        Separate account assets               --     72       27      99
                                         ------- ------  -------  ------
        Total assets at fair value       $     4 $  985  $    54  $1,043
                                         ======= ======  =======  ======
        Liabilities at fair value:
        Derivative liabilities           $    -- $1,075  $    --  $1,075
                                         ------- ------  -------  ------
        Total liabilities at fair value  $    -- $1,075  $    --  $1,075
                                         ======= ======  =======  ======

                                         LEVEL 1 LEVEL 2 LEVEL 3 TOTAL
        $ in millions                    ------- ------- ------- ------
        December 31, 2010
        Assets at fair value:
        Bonds                            $    -- $    3  $    49 $   52
        Preferred stocks                      --     --       --     --
        Common stocks (unaffiliated)          18     --       11     29
        Derivative assets                     --  1,373        1  1,374
        Separate account assets               --     25       80    105
                                         ------- ------  ------- ------
        Total assets at fair value       $    18 $1,401  $   141 $1,560
                                         ======= ======  ======= ======
        Liabilities at fair value:
        Derivative liabilities           $    -- $1,422  $    -- $1,422
                                         ------- ------  ------- ------
        Total liabilities at fair value  $    -- $1,422  $    -- $1,422
                                         ======= ======  ======= ======

   Fair values and changes in the fair values of certain separate account assets accrue directly to the policyholders and are not included in the Company's revenues and expenses or surplus.

   At December 31, 2011 and 2010, Level 3 assets were 0.4% and 0.8% of total assets, respectively, and Level 3 liabilities were 0.0% and 0.0% of total liabilities, respectively.

   The following tables present changes during the years ended December 31, 2011 and 2010 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the unrealized gains (losses) recorded during the years ended December 31, 2011 and 2010 related to the Level 3

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   assets and liabilities that remained on the statutory statement of admitted assets, liabilities and capital and surplus at December 31, 2011 and 2010:

                                                              SEPARATE   DERIVATIVE
                                                      COMMON  ACCOUNT  (LIABILITIES)/  TOTAL
                                              BONDS   STOCKS   ASSETS      ASSETS      ASSETS
$ in millions                                -------  ------  -------- -------------- -------
Balance at January 1, 2011                   $    49  $   11   $   80      $    1     $   141
Total gains or losses (realized/unrealized)
   Included in net income                        (18)     --       --          --         (18)
   Included in surplus                            13       4        7         (11)         13
   Purchases, issuances and
   Settlements                                    17      (1)     (62)         --         (46)
   Transfers into Level 3                         18      --        2          --          20
   Transfers out of Level 3                      (54)     (2)                  --         (56)
                                             -------  ------   ------      ------     -------
Balance at December 31, 2011                 $    25  $   12   $   27      $  (10)    $    54
                                             =======  ======   ======      ======     =======

                                                                         SEPARATE   DERIVATIVE
                                                      PREFERRED  COMMON  ACCOUNT  (LIABILITIES)/  TOTAL
                                              BONDS    STOCKS    STOCKS   ASSETS      ASSETS      ASSETS
$ in millions                                -------  --------- -------  -------- -------------- -------
Balance at January 1, 2010                   $    58  $     75  $    12   $   25     $    (1)    $   169
Total gains or losses (realized/unrealized)
   Included in net income                        (20)       --      (10)      (8)         --         (38)
   Included in surplus                            39        --        6        7           2          54
   Purchases, issuances and
   settlements                                   (39)       --        3       46          --          10
   Transfers into Level 3                         41        --       --       11          --          52
   Transfers out of Level 3                      (30)      (75)      --       (1)         --        (106)
                                             -------  --------  -------   ------     -------     -------
Balance at December 31, 2010                 $    49  $     --  $    11   $   80     $     1     $   141
                                             =======  ========  =======   ======     =======     =======

   During the year ended December 31, 2011, $18.4 million of bonds, previously carried at amortized cost, were transferred into Level 3 and carried at fair value due to a decline in NAIC rating. $2.4 million of separate account assets transferred into Level 3 due to a change in the pricing source. $25.6 million of bonds were transferred out of Level 3 because they were carried at a value lower than fair value. $28.3 million of bonds were transferred out of Level 3 after receiving a higher NAIC rating and no longer carried at fair value.

   During the year ended December 31, 2010, $74.8 million of ML II was transferred out of preferred stock since it was no longer carried at fair value in 2010. $39.7 million of bonds, previously carried at amortized cost, were carried at fair value in 2010 and classified as Level 3. $1.3 million of bonds were transferred from Level 2 to Level 3 in 2010 because of lack of observable market data. $30.2 million of bonds transferred out of Level 3 consisted of bonds totaling $10.7 million with a NAIC 6 rating that were carried at values lower than fair values and a $19.5 million bond which was no longer rated NAIC 6. $1.0 million of separate account assets were transferred from Level 3 to Level 2.

   Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data. This may be due to a significant increase in market

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

   Both observable and unobservable inputs may be used to determine the fair values of positions in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2011 and 2010 may include changes in fair value that were attributable to both observable and unobservable inputs.

   The Company's derivative assets and liabilities measured at fair value on a gross basis, before counterparty and cash collateral netting, were as follows:

                                            LEVEL 1 LEVEL 2 LEVEL 3 TOTAL
      $ in millions                         ------- ------- ------- ------
      December 31, 2011
      Derivative assets at fair value       $    -- $1,115  $    -- $1,115
      Derivative liabilities at fair value  $    -- $1,305  $    10 $1,315

                                            LEVEL 1 LEVEL 2 LEVEL 3 TOTAL
      $ in millions                         ------- ------- ------- ------
      December 31, 2010
      Derivative assets at fair value       $    -- $1,530  $     1 $1,531
      Derivative liabilities at fair value  $    -- $1,578  $    -- $1,578

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   The following tables present changes during the years ended December 31, 2011 and 2010 in Level 3 derivative assets and liabilities measured at fair value on a gross basis, before counterparty and cash collateral netting.

                                                     2011           2010
                                                -------------- --------------
                                                  DERIVATIVE     DERIVATIVE
                                                (LIABILITIES)/ (LIABILITIES)/
   $ in millions                                    ASSETS         ASSETS
                                                -------------- --------------
   Balance at beginning of year                    $      1      $      (1)
   Total gains or losses (realized/unrealized)
      Included in net income                             --             --
      Included in surplus                               (11)             2
      Purchases, issuances and settlements               --             --
      Transfers into Level 3                             --             --
      Transfers out of Level 3                           --             --
                                                   --------      ---------
   Balance at end of year                          $    (10)     $       1
                                                   ========      =========

   For the years ending December 31, 2011 and 2010, the Company did not have any financial instruments for which it was not practicable to estimate their fair value.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

7. ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS

   The withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies as of December 31, 2011 and 2010 are as follows:

                                                                        Separate   Separate
                                                                        Account    Account
                                                              General     with       Non-               % of
$ in millions                                                 Account  Guarantees guaranteed   Total    Total
                                                             --------  ---------- ---------- --------  -------
December 31, 2011
Subject to discretionary withdrawal
- With fair value adjustment                                 $    240  $      36  $      --  $    276     3.00%
- At book value less current surrender charge of 5% or more       424         --         --       424     4.61
- At fair value                                                    --         --         --        --
                                                             --------  ---------  ---------  --------  -------
   Total with adjustment or at fair value                         664         36         --       700     7.61%
- At book value without adjustment
   (minimal or no charge or adjustment)                         1,431         --         --     1,431    15.55
Not subject to discretionary withdrawal                         7,073         --         --     7,073    76.84
                                                             --------  ---------  ---------  --------  -------
Total (gross)                                                   9,168         36         --     9,204   100.00%
                                                                                                       =======
Reinsurance ceded                                                (333)        --         --      (333)
                                                             --------  ---------  ---------  --------
Total (net)                                                  $  8,835  $      36  $      --  $  8,871
                                                             ========  =========  =========  ========

                                                                        Separate   Separate
                                                                        Account    Account
                                                              General     with       Non-               % of
$ in millions                                                 Account  Guarantees guaranteed   Total    Total
                                                             --------  ---------- ---------- --------  -------
December 31, 2010
Subject to discretionary withdrawal
- With fair value adjustment                                 $    266  $      42  $      --  $    308     2.79%
- At book value less current surrender charge of 5% or more       434         --         --       434     3.93
- At fair value                                                    --         --         --        --
                                                             --------  ---------  ---------  --------  -------
   Total with adjustment or at fair value                         700         42         --       742     6.72%
- At book value without adjustment
   (minimal or no charge or adjustment)                         1,451         --         --     1,451    13.15
Not subject to discretionary withdrawal                         8,846         --         --     8,846    80.13
                                                             --------  ---------  ---------  --------  -------
Total (gross)                                                  10,997         42         --    11,039   100.00%
                                                                                                       =======
Reinsurance ceded                                                (339)        --         --      (339)
                                                             --------  ---------  ---------  --------
Total (net)                                                  $ 10,658  $      42  $      --  $ 10,700
                                                             ========  =========  =========  ========

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

8. SEPARATE ACCOUNTS

   SEPARATE ACCOUNT ACTIVITY

   The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/or transactions. For the current reporting year, the Company reported assets and liabilities from certain fixed annuity products in a separate account. In accordance with the products/transactions recorded within the separate account, some assets are considered legally insulated whereas others are not legally insulated from the general account. The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account.

   As of December 31, 2011 and 2010 the Company's separate account statement did not include any legally insulated assets. The Company's separate account assets include Sterling Select products with the excess interest adjustment feature that are issued in certain states. As of December 31, 2011 and 2010, separate account assets were $134.4 million and $201.9 million, respectively.

   The Company does not have separate account liabilities that are guaranteed by the general account.

   The Company does not engage in securities lending transactions within the separate account.

   GENERAL NATURE AND CHARACTERISTICS OF SEPARATE ACCOUNT BUSINESS

   The Company has a non-unitized separate account for fixed annuity contracts issued in certain states that contain market-value-adjustment provisions. All liabilities currently in the separate account are non-indexed with guaranteed crediting rates of less than 4%.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

8. SEPARATE ACCOUNTS (CONTINUED)

   Information regarding the separate accounts at and for the years ended December 31, 2011 and 2010 is as follows:

  $ in millions                                                 2011    2010
                                                               ------- -------
  Premiums, considerations, deposits received during the year  $    --      --
                                                               ======= =======
  Reserves:
     For accounts with assets at fair value                    $    36 $    42
                                                               ------- -------
            Total reserves                                     $    36 $    42
                                                               ======= =======
  By withdrawal characteristics:
     Subject to discretionary withdrawal:
         With fair value adjustment                            $    36 $    42
         At fair value                                              --      --
         At book value with current
           surrender charge of 5% or more                           --      --
         At book value with current
           surrender charge of less than 5%                         --      --
                                                               ------- -------
            Subtotal                                                36 $    42
  Not subject to discretionary withdrawal
    Provisions                                                      --      --
                                                               ------- -------
            Total reserves                                     $    36      42
                                                               ======= =======

   RECONCILIATION OF NET TRANSFERS TO OR (FROM) SEPARATE ACCOUNTS

   A reconciliation of net transfers from the separate accounts for the years ended December 31, 2011 and 2010 is as follows:

$ in millions                                                                                          2011    2010
                                                                                                     -------  ------
Transfers as reported in the Summary of Operations of the Statutory Statement of Separate Accounts:
   Transfers to Separate Accounts                                                                    $    --  $   --
   Transfers from Separate Accounts                                                                       (8)    (15)
                                                                                                     -------  ------
Net transfers from Separate Accounts                                                                      (8)    (15)

Reconciling Adjustments:
   Net gain from operations of non-unitized Separate Accounts                                             --       6
                                                                                                     -------  ------
Net transfers from Separate Accounts                                                                 $    (8) $   (9)
                                                                                                     =======  ======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

9. REINSURANCE

   The Company has ceded all of its life insurance mortality risk.

   With respect to its reinsurance agreements, the Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal.

   The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The Company has no reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts which, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total revenue collected under the reinsured policies.

   Significant reinsurance amounts reflected in these statutory financial statements at December 31, 2011 and 2010 are as follows:

   $ in millions                                             2011     2010
                                                           -------- --------
   Contingent liability with respect to reinsurance ceded  $    539 $    550
   Life insurance in force ceded                              1,077    1,158

   Significant reinsurance transactions reflected in the statutory financial statements for the years ended December 31, 2011 and 2010 are as follows:

$ in millions                                                                2011   2010
                                                                            ------ ------
Ceded life insurance premiums netted against total premiums                 $   11 $   12
Ceded annuity insurance premiums netted against total premiums                   2      3
Ceded accident and health insurance premiums netted against total premiums      --     --

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES

    The components of the DTAs and DTLs recognized in the statutory statement of admitted assets, liabilities and capital and surplus at December 31, 2011 and 2010 are as follows:

$ in millions                                                              2011
                                                               ---------------------------
DESCRIPTION                                                    ORDINARY   CAPITAL   TOTAL
-----------                                                    --------  --------  -------
Gross deferred tax assets                                      $    236  $  1,057  $ 1,293
Statutory valuation allowance                                        --      (988)    (988)
                                                               --------  --------  -------
Adjusted gross deferred tax assets                                  236        69      305
Gross deferred tax liabilities                                      (59)      (32)     (91)
                                                               --------  --------  -------
Net deferred tax asset/(liability) before admissibility tests       177        37      214
Deferred tax asset nonadmitted                                     (122)      (36)    (158)
                                                               --------  --------  -------
Net admitted deferred tax asset                                $     55  $      1  $    56
                                                               ========  ========  =======
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.a.                                $     --  $     --  $    --
Admitted pursuant to para.10.b.                                      14        --       14
Admitted pursuant to para.10.b.i.                                    14        --       14
Admitted pursuant to para.10.b.ii                                   xxx       xxx      388
Admitted pursuant to para.10.c.                                      59        32       91
                                                               --------  --------  -------
Net admitted pursuant to SSAP 10R (para.10.a.,b.,c.)           $     73  $     32  $   105
                                                               ========  ========  =======
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.e.i.                              $     --  $     --  $    --
Admitted pursuant to para.10.e.ii.                                   55         1       56
Admitted pursuant to para.10.e.ii.(a)                                55         1       56
Admitted pursuant to para.10.e.ii.(b)                               xxx       xxx      582
Admitted pursuant to para.10.e.iii.                                  59        32       91
                                                               --------  --------  -------
Net admitted pursuant to SSAP 10R (para.10.e.)                 $    114  $     33  $   147
                                                               ========  ========  =======
Total adjusted capital - SSAP 10R, para.10.d.                  $    xxx  $    xxx  $ 3,375
Authorized control level RBC - SSAP 10R, para.10.d.            $    xxx  $    xxx  $   308

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

                                                                           2010
$ in millions                                                  ----------------------------
DESCRIPTION                                                    ORDINARY   CAPITAL    TOTAL
-----------                                                    --------  --------  --------
Gross deferred tax assets                                      $    312  $  1,072  $  1,384
Statutory valuation allowance                                      (116)   (1,027)   (1,143)
                                                               --------  --------  --------
Adjusted gross deferred tax assets                                  196        45       241
Gross deferred tax liabilities                                       (1)      (64)      (65)
                                                               --------  --------  --------
Net deferred tax asset/(liability) before admissibility tests       195       (19)      176
Deferred tax asset nonadmitted                                     (132)       --      (132)
                                                               --------  --------  --------
Net admitted deferred tax asset                                $     63  $    (19) $     44
                                                               ========  ========  ========
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.a.                                $     --  $     --  $     --
Admitted pursuant to para.10.b.                                      16        --        16
Admitted pursuant to para.10.b.i.                                    16        --        16
Admitted pursuant to para.10.b.ii                                   xxx       xxx       428
Admitted pursuant to para.10.c.                                      20        46        66
                                                               --------  --------  --------
Net admitted pursuant to SSAP 10R (para.10.a.,b.,c.)           $     36  $     46  $     82
                                                               ========  ========  ========
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.e.i.                              $     --  $     --  $     --
Admitted pursuant to para.10.e.ii.                                   43         1        44
Admitted pursuant to para.10.e.ii.(a)                                43         1        44
Admitted pursuant to para.10.e.ii.(b)                               xxx       xxx       642
Admitted pursuant to para.10.e.iii.                                  21        44        65
                                                               --------  --------  --------
Net admitted pursuant to SSAP 10R (para.10.e.)                 $     64  $     45  $    109
                                                               --------  --------  ========
Total adjusted capital - SSAP 10R, para.10.d.                  $    xxx  $    xxx  $  4,265
Authorized control level RBC - SSAP 10R, para.10.d.            $    xxx  $    xxx  $    468

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)


                                                                   CHANGE DURING 2011
$ in millions                                                  -------------------------
DESCRIPTION                                                    ORDINARY CAPITAL   TOTAL
-----------                                                    -------- -------  -------
Gross deferred tax assets                                      $   (76) $   (15) $   (91)
Statutory valuation allowance                                      116       39      155
                                                               -------  -------  -------
Adjusted gross deferred tax assets                                  40       24       64
Gross deferred tax liabilities                                     (58)      32      (26)
                                                               -------  -------  -------
Net deferred tax asset/(liability) before admissibility tests      (18)      56       38
Deferred tax asset nonadmitted                                      10      (36)     (26)
                                                               -------  -------  -------
Net admitted deferred tax asset                                $    (8) $    20  $    12
                                                               =======  =======  =======
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.a.                                $    --  $    --  $    --
Admitted pursuant to para.10.b.                                     (2)      --       (2)
Admitted pursuant to para.10.b.i.                                   (2)      --       (2)
Admitted pursuant to para.10.b.ii                                  xxx      xxx      (40)
Admitted pursuant to para.10.c.                                     39      (14)      25
                                                               -------  -------  -------
Net admitted pursuant to SSAP 10R (para.10.a.,b.,c.)           $    37  $   (14) $    23
                                                               =======  =======  =======
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.e.i.                              $    --  $    --  $    --
Admitted pursuant to para.10.e.ii.                                  12       --       12
Admitted pursuant to para.10.e.ii.(a)                               12       --       12
Admitted pursuant to para.10.e.ii.(b)                              xxx      xxx      (60)
Admitted pursuant to para.10.e.iii.                                 38      (12)      26
                                                               -------  -------  -------
Net admitted pursuant to SSAP 10R (para.10.e.)                 $    50  $   (12) $    38
                                                               -------  -------  =======
Total adjusted capital - SSAP 10R, para.10.d.                  $   xxx  $   xxx  $  (890)
Authorized control level RBC - SSAP 10R, para.10.d.            $   xxx  $   xxx  $  (160)

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

    The Company has met the necessary RBC levels to be able to admit the increased amount of DTAs under SSAP 10R, and an election has been made to admit DTAs pursuant to SSAP 10R, which is the same election made for the previous year.

    The Company recorded an increase in admitted DTAs as the result of its election to employ the provisions of paragraph 10.e. as follows:

                                                  2011
             $ in millions           ------------------------------
             DESCRIPTION             ORDINARY   CAPITAL     TOTAL
             -----------             --------- ---------- ---------
             Increase admitted DTAs  $      41 $        1 $      42

                                                  2010
                                     ------------------------------
             DESCRIPTION             ORDINARY   CAPITAL     TOTAL
             -----------             --------- ---------  ---------
             Increase admitted DTAs  $      28 $      (1) $      27

                                           CHANGE DURING 2011
                                     ------------------------------
             DESCRIPTION             ORDINARY   CAPITAL     TOTAL
             -----------             --------- ---------- ---------
             Increase admitted DTAs  $      13 $        2 $      15

    The following table provides the Company's admitted DTAs, admitted assets, statutory surplus, and total adjusted capital in the RBC calculation with the DTAs calculated under SSAP No. 10, "Income Taxes" ("SSAP 10") paragraphs 10(a) to (c), and the increased balances resulting from application of SSAP 10R, paragraph 10.e., at December 31, 2011 and 2010:

                                                                    2011
                                                       -------------------------------
$ in millions                                           ORDINARY   CAPITAL     TOTAL
                                                       ---------- ---------- ---------
SSAP 10R, Paragraphs 10.a.--10.c.
Admitted net DTAs                                      $       14 $       -- $      14
Admitted assets                                               xxx        xxx    13,783
Adjusted statutory surplus                                    xxx        xxx     3,878
Adjusted capital--DTAs                                        xxx        xxx        14

Increase in balances due to SSAP 10R, Paragraph 10.e.
 Admitted net DTAs                                     $       41 $        1 $      42
 Admitted assets                                              xxx        xxx        42
 Statutory surplus                                            xxx        xxx        42

                                                       2010
                                          -------------------------------
       $ in millions                       ORDINARY   CAPITAL     TOTAL
                                          ---------- ---------- ---------
       SSAP 10R, Paragraphs 10.a.--10.c.
       Admitted net DTAs                  $       16 $       -- $      16
       Admitted assets                           xxx        xxx    17,306
       Adjusted statutory surplus                xxx        xxx     4,283
       Adjusted capital--DTAs                    xxx        xxx        16

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

 Increase in balances due to SSAP 10R, Paragraph 10.e.
  Admitted net DTAs                                     $   28 $   (1) $    27
  Admitted assets                                          xxx    xxx       27
  Statutory surplus                                        xxx    xxx       27

                                                          CHANGE DURING 2011
                                                       ------------------------
$ in millions                                          ORDINARY CAPITAL  TOTAL
                                                       -------- ------- -------
SSAP 10R, Paragraphs 10.a.--10.c.
Admitted net DTAs                                       $   (2) $   --  $    (2)
Admitted assets                                            xxx     xxx   (3,523)
Adjusted statutory surplus                                 xxx     xxx     (405)
Adjusted capital--DTAs                                     xxx     xxx       (2)

Increase in balances due to SSAP 10R, Paragraph 10.e.
 Admitted net DTAs                                      $   13  $    2  $    15
 Admitted assets                                           xxx     xxx       15
 Statutory surplus                                         xxx     xxx       15

    The following table shows the percent of adjusted gross DTAs and net admitted DTAs that are due to tax-planning strategies at December 31, 2011:

                                                2011
                                     -------------------------
                DESCRIPTION          ORDINARY CAPITAL   TOTAL
                -----------          -------- -------  -------
                Adjusted gross DTAs        0%       1%       1%
                Net Admitted DTAs          0%       4%       4%

    The Company had no unrecorded deferred tax liabilities.

    The components of current tax expense for the years ended December 31, 2011 and 2010 are as follows:

    CURRENT INCOME TAXES:

                                                            2011   2010  CHANGE
$ in millions                                              -----  -----  ------
Federal income tax on the net gains from operations        $ (23) $ (48) $  25
Foreign tax                                                   --     --     --
                                                           -----  -----  -----
Subtotal                                                   $ (23) $ (48) $  25
Federal income tax on net realized capital gains (losses)  $   3  $  --  $   3
Utilization of capital loss carry-forwards                   (45)   (12)   (33)
Federal income tax expense on Surplus Adjustment              --     --     --
Other, including prior year adjustments                       (1)   (52)    51
                                                           -----  -----  -----
Federal and foreign income taxes incurred                  $ (66) $(112) $  46
                                                           =====  =====  =====

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

    The tax effects of temporary differences that give rise to significant portions of the DTAs and DTLs at December 31, 2011 and 2010 are as follows:

    DEFERRED TAX ASSETS:

                                                    2011     2010   CHANGE
      $ in millions                                ------  -------  ------
      ORDINARY
      Policyholder reserves                        $   38  $    32   $  6
      Investments, including unrealized gain/loss      15       20     (5)
      Deferred acquisition costs                        1        2     (1)
      Compensation and benefits accrual                37       41     (4)
      Receivables--Non-admitted                        12       97    (85)
      Net operating loss carry-forward                  9       --      9
      Tax credit carry-forwards                       124      116      8
      Other                                            --        4     (4)
                                                   ------  -------   ----
         Subtotal                                  $  236  $   312   $(76)
      Statutory valuation allowance adjustment         --     (116)   116
      Non-admitted                                   (122)    (132)    10
                                                   ------  -------   ----
      Admitted ordinary deferred tax assets        $  114  $    64   $ 50
                                                   ======  =======   ====

                                                    2011     2010   CHANGE
      $ in millions                                ------  -------  ------
      CAPITAL
      Investments, including unrealized gain/loss  $  376  $   349   $ 27
      Net capital loss carry-forward                  681      723    (42)
      Real estate                                      --       --     --
      Other                                            --       --     --
                                                   ------  -------   ----
         Subtotal                                  $1,057  $ 1,072   $(15)
      Statutory valuation allowance adjustment     $ (988) $(1,027)  $ 39
      Non-admitted                                    (36)      --    (36)
                                                   ------  -------   ----
      Admitted capital deferred tax assets         $   33  $    45   $(12)
                                                   ------  -------   ----
      Admitted deferred tax assets                 $  147  $   109   $ 38
                                                   ======  =======   ====

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

    DEFERRED TAX LIABILITIES:

                                                      2011 2010 CHANGE
         $ in millions                                ---- ---- ------
         ORDINARY
         Investments, including unrealized gain/loss  $59  $ 1   $ 58
         Fixed assets                                  --   --     --
         Other                                         --   --     --
                                                      ---  ---   ----
            Subtotal                                  $59  $ 1   $ 58

         CAPITAL
         Investments, including unrealized gain/loss  $32  $64   $(32)
                                                      ---  ---   ----
            Subtotal                                  $32  $64   $(32)
                                                      ---  ---   ----
         Admitted deferred tax liabilities            $91  $65   $ 26
                                                      ---  ---   ----
         Net deferred assets/liabilities              $56  $44   $ 12
                                                      ===  ===   ====

    The changes in net deferred income taxes at December 31, 2011 and 2010 are comprised of the following:

    This analysis is exclusive of the change in non-admitted DTAs as the change in non-admitted assets is reported separately from the change in net deferred income taxes in the statutory statement of changes in capital and surplus of the statutory financial statements.

$ in millions                                                2011    2010   CHANGE
                                                            ------  ------  ------
Total adjusted deferred tax assets                          $1,293  $1,384  $ (91)
Total deferred tax liabilities                                 (91)    (65)   (26)
                                                            ------  ------  -----
Net adjusted deferred tax asset (liability)                 $1,202  $1,319  $(117)
                                                            ======  ======
Tax effect on unrealized gains and losses                                     (26)
                                                                            -----
Change in net deferred income tax for reconciliation below                  $(143)
Change in valuation allowance on gross DTA                                    155
                                                                            -----
Subtotal change Tax                                                            12
Impact of SSAP 10R incremental DTA                                             15
                                                                            -----
Equals: Total Change in deferred income tax                                 $  27
                                                                            =====

    The provision for federal income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before taxes (which includes net gain from operations and net realized capital losses). The significant items causing the difference for the years ending December 31, 2011 and 2010 are as follows:

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

                                                               EFFECTIVE        EFFECTIVE
                                                        2011      TAX    2010      TAX
$ in millions                                           TOTAL    RATE    TOTAL    RATE
                                                        -----  --------- -----  ---------
Income Tax Benefit / Expense at Applicable Rate         $(386)    35.0%  $ (88)    35.0%
Partnership (SAAH LLC)                                     29     (2.6)     (9)     3.4
Dividends from Affiliates                                  --       --      --       --
Amortization of IMR                                         7     (0.7)     10     (4.0)
Partnership Change in Unrealized (included in current)      7     (0.6)      9     (3.7)
Dividends Received Deduction                               --       --      --       --
Nondeductible Expenses                                     --       --      --     (0.2)
Gains / Losses on Futures                                  --       --      --       --
State Taxes                                                --       --      (4)     1.5
Tax Credits                                                (7)     0.7     (39)    15.4
Adjustment to Prior Year Tax Liability                     (6)     0.5      (2)     1.0
State RTP in total RTP                                     --       --      --       --
Remediation                                                16     (1.5)     (9)     3.4
Partnerships and capital contributions                    (12)     1.1     (80)    31.7
IRS Audit Adjustment                                      (22)     2.0      (6)     2.6
Cumulative Effect Adjustment related to SSAP 43R           --       --      --       --
Change in Non-Admitted Assets                              85     (7.7)    (49)    19.3
Bonds change in unrealized (separate account)               3     (0.3)     (6)     2.5
Loss on transfer of subsidiary                            361    (32.7)     --       --
Other Permanent Adjustments                                 2     (0.2)      1     (0.2)
                                                        -----    -----   -----    -----
Total Statutory Income Tax Benefit / Expense            $  77     (7.0)% $(272)   107.7%
                                                        =====    =====   =====    =====
Federal income taxes incurred                           $ (66)     6.0%  $(112)    44.3%
Change in net deferred income taxes                       143    (13.0)   (160)    63.4
                                                        -----    -----   -----    -----
   Total statutory income taxes                         $  77     (7.0)% $(272)   107.7%
                                                        =====    =====   =====    =====

    In general, realization of DTAs depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 10R, the Company assessed its ability to realize the DTA of $1.3 billion and concluded that a valuation allowance of $1.0 billion was required at December 31, 2011. Similarly, a valuation allowance of $1.1 billion was required on DTA of $1.4 billion at December 31, 2010.

    The Company joins in the filing of a consolidated federal income tax return with AIG. The Company has a written agreement with AIG under which each subsidiary agrees to pay AIG an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

    consolidated tax liability. AIG agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

    At December 31, 2011, the Company had the following operating loss carry forwards:

                                     Amount  Year Expires
                      $ in millions  ------- ------------
                         2010        $    25     2016
                         2011             --     2017
                                     -------
                         Total       $    25
                                     =======

    At December 31, 2011, the Company had the following capital loss carry forwards:

                                      Amount Year Expires
                       $ in millions  ------ ------------
                          2007        $   --     2013
                          2008         1,831     2014
                          2009           114     2015
                          2010            --     2016
                          2011            --     2017
                                      ------
                          Total       $1,945
                                      ======

    At December 31, 2011, the Company had the following foreign tax credit carry forwards:

                                      Amount Year Expires
                       $ in millions  ------ ------------
                          2005        $   --     2016
                          2006             1     2017
                          2007            --     2018
                          2008            --     2019
                          2009             1     2020
                          2010             1     2021
                          2011             1     2022
                                      ------
                          Total       $    4
                                      ======

    At December 31, 2011, the Company had the following general business credit carry forwards:

                                      Amount Year Expires
                       $ in millions  ------ ------------
                          2005        $    8     2025
                          2006             6     2026
                          2007             7     2027
                          2008            10     2028
                          2009            24     2029
                          2010            38     2030
                          2011             6     2031
                                      ------
                          Total       $   99
                                      ======

    The Company has no deposits admitted under Internal Revenue Code section
    6603.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

    The following is income tax incurred for 2009, 2010 and 2011 that is available for recoupment in the event of future net losses:

                                    ORDINARY CAPITAL TOTAL
                     $ in millions  -------- ------- -----
                        2009         $  --    $  --  $  --
                        2010            --       --     --
                        2011            --       --     --
                                     -----    -----  -----
                        Total        $  --    $  --  $  --
                                     =====    =====  =====

    In July 2006, the FASB issued an accounting interpretation that provides guidance for accounting for uncertainty in income tax positions. This interpretation is not applicable to statutory financial statements. However, disclosures similar to those required by this interpretation have been requested by the NAIC.

    A reconciliation of the beginning and ending balance of the total amounts of gross unrecognized tax benefits is as follows:

                                                              2011  2010
      $ in millions                                           ----- -----
      Gross unrecognized tax benefits at beginning of period  $  35 $   5
      Increases in tax positions for prior years                  1    30
      Decreases in tax positions for prior years                 --    --
      Increases in tax positions for current year                --    --
      Lapse in statute of limitation settlement                  --    --
      1. Settlement                                              --    --
                                                              ----- -----
      Gross unrecognized tax benefits at end of period        $  36 $  35
                                                              ===== =====

    At December 31, 2011 and 2010, the Company's unrecognized tax benefits, excluding interest and penalties, were $33.7 million and $33.7 million, respectively. As of December 31, 2011 and 2010, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were zero. Interest and penalties related to such items were $1.9 million and $1.4 million, respectively for December 31, 2011 and December 31, 2010.

    The Company is currently under audit by the Internal Revenue Service for calendar years 2004-2005. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that any ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. All years prior to 2004 are no longer subject to audit.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)



11. CAPITAL AND SURPLUS

    Under applicable Arizona insurance laws and regulations, the Company is required to maintain minimum capital and surplus of $500,000.

    RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to assets, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only as a result of the insurer's size, but also on the risk profile of the insurer's operations. The statutory capital and surplus of the Company exceeded its RBC requirement at December 31, 2011.

    The Company is subject to insurance regulatory restrictions that limit cash dividends, loans and advances. The maximum amount of dividends which can be paid to stockholders of insurance companies domiciled in the State of Arizona without obtaining the approval of the Insurance Commissioner is limited to the lesser of either 10% of the preceding year's statutory surplus or the net gain from operations, if, after paying the dividend, the Company's capital and surplus would be adequate in the opinion of Arizona Department of Insurance. In calculating net gains from operations, the Arizona Department of Insurance will exclude net realized capital gains and include net realized capital losses. As such, no dividends can be paid by the Company to its stockholders in 2012 without obtaining prior approval from the Arizona Department of Insurance. Additionally, the Company has committed to providing the Arizona Department of Insurance 30 days' prior written notice of any proposed dividends or other distributions to its stockholders and, in effect, has agreed not to make any dividends or distributions without the prior approval of the Arizona Department of Insurance.

    As noted in Note 2, in 2010, the Company received permission from the Arizona Department of Insurance to restate the additional paid-in surplus and unassigned deficit by the same amount of $3.03 billion. The effective date was September 30, 2010. This permitted practice allows the Company to pay dividends to its ultimate parent without approval from the state insurance department to the extent the Company has ordinary dividend capacity.

    On April 11, 2011 and June 28, 2011, the Company paid extraordinary cash dividends of $230.0 million and $150.0 million, respectively, to the Parent. The Company did not pay any dividends for the year ended December 31, 2010.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

11. CAPITAL AND SURPLUS (CONTINUED)

    Capital distributions and contributions received or accrued by the Company in 2011 and 2010 were as follows:

                                                           2011  2010
           $ in millions                                  -----  ----
           Contribution related to variable compensation  $   6  $ 3
           Distribution of FSA to the Parent               (735)  --
                                                          -----  ---
           Total (decrease)/increase in paid-in capital   $(729) $ 3
                                                          =====  ===

    Unassigned Surplus has been decreased at December 31, 2011 and 2010 by the following:

                                                                  2011    2010
$ in millions                                                    -----  -------
Cumulative unrealized capital gains and losses                   $(658) $(1,686)
Cumulative unrealized foreign exchange capital gains and losses     (2)     (25)
Non-admitted asset values                                         (306)    (565)
Asset valuation reserve                                           (435)    (386)

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

12. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS AND COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS

    The Company does not directly sponsor any defined benefit or defined contribution plans, and does not participate in any multi-employer plans.

    EMPLOYEE RETIREMENT PLAN

    Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

    The AIG Retirement Plan (the "AIG U.S. Plan") is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age
    65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than 5 years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

    The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the "ERISA Plans"). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

    Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

12. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS AND COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS (CONTINUED)

    Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans was be converted from final average pay to cash balance formulas comprised of pay credits based on 6 percent of a plan participant's annual compensation (subject to IRS limitations for the qualified plan) and annual interest credits However, employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

    The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, "Accounting for Pensions" ("SSAP 89") as of December 31, 2011 and 2010:

                                                   2011     2010
              $ in millions                      -------- --------
              Fair value of plan assets          $  3,433 $  3,425
              Less projected benefit obligation     4,220    3,575
                                                 -------- --------
              Funded status                       $ (787)  $ (150)
                                                 ======== ========

    The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2011 and 2010 are set forth in the table below:

                                                 2011               2010
                                          -----------------  -----------------
 Discount rate                                         4.62%              5.50%
 Rate of compensation increase (average)               4.00%              4.00%
 Measurement date                         December 31, 2011  December 31, 2010

    In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $0.2 million and $0.2 million for 2011 and 2010, respectively.

    The American General Corporation ("AGC") retirement plan was merged into the AIG U.S. Plan effective January 1, 2002. Benefits for AGC participants were changed effective January 1, 2003 to be substantially similar to the AIG U.S. Plan's benefits subject to grandfathering requirements.

    The Company's employees began participation and accruing benefits in the AIG U.S. Plan commencing January 1, 2003. Vesting in the AIG plan begins on the later of January 1, 1999 or the date of hire.

    The 2010 AIG U.S. Plan information reflects the impact of divestitures of
    A. I. Credit Corp P & C segment ("AI Credit P&C"), AIG Global Asset Management Holdings Corp. et al ("Bridge"), American Life Insurance Company et al ("ALICO") and American General Finance et al ("AGF") during 2010.

    AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

12. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS AND COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS (CONTINUED)

    Executive Retirement Plan ("SERP"), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

    POSTRETIREMENT BENEFIT PLANS

    AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum $25,000 thereafter.

    Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at ages 55 through 59 and $10,000 for retirement at ages 60 through 64 and $15,000 from retirement at ages 65 and over.

    AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with Statement of Statutory Accounting Principles
    No. 14, "Postretirement Benefits Other Than Pensions", as of December 31, 2011 and 2010 were $202.0 million and $202.4 million, respectively. These obligations are not currently funded. The Company's allocated share of other postretirement benefit plan expenses were $0 for the years ended December 31, 2011 and 2010.

    Amounts for four Puerto Rico postretirement medical plans have also been included in the 2011 and 2010 figures.

    The 2010 postretirement medical plan information reflects the impact of divestiture of AI Credit P&C, Bridge, ALICO and AGF during 2010.

    Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

    As sponsor of the AIG U.S. Plan and other postretirement and defined contribution benefit plans, AIG is ultimately responsible for the conduct of these plans. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

12. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS AND COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS (CONTINUED)

    OTHER

    Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan, including share-based cash settled awards such as the Stock Salary and Troubled Asset Relief Program Restricted Stock Unit ("TARP RSU") Awards, and several other legacy AIG-sponsored employee compensation plans that are linked to AIG common stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or the award is replaced with a stock-settled award. Unlike stock-settled awards, which have a fixed grant-date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards is remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG 1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the Company compensation expense totaling $0.2 million and $0.4 million, respectively, related to stock options and restricted stock units granted under these plans.

    In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights ("SARs") if certain performance metrics are met. During 2011 and 2010, AIG allocated $0.2 million and $0.8 million, respectively, for expenses incurred under this plan.

    In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees, (the "AIG Incentive Savings Plan"), which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to 7 percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was $0.1 million and $0.1 million in 2011 and 2010, respectively. Effective January 1, 2012, the AIG Incentive Savings Plan was amended to change the company matching contribution to 100 percent of the first 6 percent of participant contributions and to allow all employees to contribute up the annual IRS contribution maximum of $17,000.

    Starr International Company, Inc. ("SICO") has provided a series of two-year Deferred Compensation Profit Participation Plans ("SICO Plans") to certain employees of AIG, its subsidiaries and affiliates. The SICO Plans came into being in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset is AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including the Company.

    None of the costs of the various benefits provided under the SICO Plans has been paid by the Company, although the Company has recorded a charge to net gain from operations for the

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

12. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS AND COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS (CONTINUED)

    deferred compensation amounts paid to employees of the Company and affiliates by SICO and allocated to the Company, with an offsetting entry to additional paid-in capital reflecting amounts deemed contributed by SICO. The SICO Plans provide that shares currently owned by SICO may be set aside by SICO for the benefit of the participant and distributed upon retirement. The SICO Board of Directors currently may permit an early payout under certain circumstances. Prior to payout, the participant is not entitled to vote, dispose of or receive dividends with respect to such shares, and shares are subject to forfeiture under certain conditions, including but not limited to the participant's voluntary termination of employment with AIG or its subsidiaries prior to normal retirement age. Under the SICO Plans, SICO's Board of Directors may elect to pay a participant cash in lieu of shares of AIG common stock. Following notification from SICO to participants in the SICO Plans that it will settle specific future awards under the SICO Plans with shares rather than cash, the Company modified its accounting for the SICO Plans from variable to fixed measurement accounting, although variable accounting will continue to be applied where SICO makes cash payments pursuant to elections made prior to March 2005. The Company gave effect to this change in settlement method beginning on December 9, 2005, the date of SICO's notice to the SICO Plans' participants.

    Compensation with respect to the SICO Plans was an expense of $17,000 and $15,000 for the years ended December 31, 2011 and 2010, respectively, and is included in aggregate write-ins for deductions in the statutory statement of operations and an increase to paid in and contributed surplus. Capital contributions were made to the Company's subsidiaries, SAAL, FSA and SAII, for their SICO plan expenses of $205,000, $21,000 and $153,000, respectively, in 2011. Capital contributions were made to the Company's subsidiaries, SAAL, FSA and SAII for their SICO plan expenses of $162,000, $19,000 and $18,000, respectively, in 2010. The Company recorded capital contributions from the Parent of $396,000 and $214,000 in 2011 and 2010, respectively.

    POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

    AIG has certain benefits provided to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and Consolidated Omnibus budget Reconciliation Act ("COBRA") medical subsidies. The costs of these plans are borne by AIG and its participating subsidiaries.

    IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

    On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed onto the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3.1 million.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

13. DEBT

    FEDERAL HOME LOAN BANK OF SAN FRANCISCO ("FHLB OF SAN FRANCISCO") AGREEMENTS

    In 2011, the Company became a member of the FHLB of San Francisco. Membership with the FHLB provides the Company with collateralized borrowing opportunities, primarily as an additional source of contingent liquidity. At December 31, 2011, the statement value of the Company's ownership in FHLB of San Francisco stock was $25.0 million and was reported as common stock. Pursuant to the membership terms, the Company has also pledged such stock to the FHLB of San Francisco as additional collateral for the Company's obligations under agreements entered into with the FHLB of San Francisco.

14. LEASES

    The Company has various lease agreements for its primary and secondary office locations. These facilities are also occupied by other affiliates, which are allocated a substantial percentage of the net costs, in accordance with cost sharing agreements. These lease obligations ultimately expire in 2013, with remaining commitments over this term amounting to approximately $16.7 million at December 31, 2011. Rental expenses for the years ended December 31, 2011 and 2010 were $9.6 million and $9.2 million, respectively.

    The minimum rental commitments for the next five years are as follows:

                                           OPERATING
                                            LEASES
                            $ in millions  ---------
                               2012           $10
                               2013             7
                                              ---
                               Total          $17
                                              ===

    The Company is also party to a lease entered into by three of its affiliates for office space used by such affiliates. The Company could become liable for up to approximately $5.1 million of payments over five years should the affiliates fail to meet their obligations.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

15. COMMITMENTS AND CONTINGENT LIABILITIES

    The Company had commitments to provide funding to various limited partnerships and limited liability companies totaling $109.9 million and $138.4 million for the periods ending December 31, 2011 and 2010, respectively. The commitments to invest in limited partnerships and other funds are called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. The $109.9 million of the total commitments at December 31, 2011 are currently expected to expire by 2012 based on the expected life cycle of the related fund and the Company's historical funding trends for such commitments. The Company had no direct commitments related to Low-Income Housing Tax Credits ("LIHTC") property investments although certain subsidiaries had such commitments.

    All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

    The following items pertain to guaranty fund assessments at and for the years ended December 31, 2011 and 2010:

                         $ in millions
                                              2011 2010
                                              ---- ----
                         Accrued assessments   $5   $5

    The Company is unaware of any gain contingencies.

    The Company has no claims related to extra contractual obligations and bad faith losses stemming from lawsuits.

    In the ordinary course of business, the Company is obligated to purchase approximately $23 million of asset-backed securities in future periods at December 31, 2011. The expiration date of this commitment is in 2016.

    As of December 31, 2011, SAAL has two agreements outstanding in which it has agreed to provide liquidity support for certain short-term securities of municipalities and non-profit organizations (collectively, the "short-term securities") by agreeing to purchase such short-term

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

15. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

    securities in the event there is no other buyer in the short-term marketplace. In return SAAL receives a fee. Additionally, SAAL guarantees the payment of these securities upon redemption. One of these commitments was extended to expire on December 1, 2012, and the other commitment is scheduled to expire on October 1, 2022. The outstanding commitments may be extended beyond their stated maturities. The Company has participation agreements with SAAL under which the Company shares in a portion of these liabilities in exchange for a proportionate percentage of the fees received under these agreements. In September and October 2008, SAAL purchased all of the short-term securities then outstanding pursuant to its obligations under the above-referenced liquidity support agreements. If SAAL is able to re-market these short-term securities, SAAL's obligations under the liquidity support agreements and the Company's obligations under the participation agreements referenced above will continue to inure to the benefit of the purchasers of the re-marketed securities. The short-term securities have a current estimated market value of $16.0 million at December 31, 2011. As of December 31, 2011, SAAL has not re-marketed any of these short-term securities.

    The Company has entered into credit and short-term financing agreements under which the Company agreed to make loans to various affiliates (See
    Note 16).

    The Company has received industry-wide regulatory inquiries, including a multi-state audit covering compliance with unclaimed property laws and a directive from the New York Insurance Department (the "New York Directive") regarding claims settlement practices. In particular, the above referenced multi-state audit seeks to require insurers to use the Social Security Administration Death Master File ("SSDMF") to identify potential deceased insureds notwithstanding that the payee has not presented the Company with a valid claim, to determine whether a death claim is payable, and to take appropriate action. The multi-state audit covers certain policies in force at any time since 1992. The New York Directive generally requires a similar review and action although the time frame under review is different.

    Although the Company has enhanced its claims practices to include use of the SSDMF, it is possible that the inquiries, audits and other regulatory activity could result in the payment of additional death claims, additional escheatment of funds deemed abandoned under state laws, administrative penalties and interest. The Company believes that it has adequately reserved for such claims as of December 31, 2011, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate. Additionally, state regulators are considering a variety of proposals that would require life insurance companies to take additional steps to identify unreported deceased policyholders.

    Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or other regulatory inquiries. Except as discussed above, based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the statutory statement of assets, liabilities and capital and surplus, the statutory statement of operations or the statutory statement of cash flow of the Company.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

15. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

    The Company invested a total of $490.7 million in WG Trading Company, L.P. ("WG Trading") in two separate transactions. The Company received back a total amount of $567.2 million from these investments. In August 2010, a court-appointed Receiver filed a lawsuit against the Company and other defendants seeking to recover any funds distributed in excess of the entities' investments. The Receiver asserts that WG Trading and WG Trading Investors, L.P. were operated as a "ponzi" scheme. As of December 31, 2011, the Company believes it is not likely that contingent liabilities arising from this lawsuit will have a material adverse effect on the statutory statement of assets, liabilities and capital and surplus, the statutory statement of operations or the statutory statement of cash flow of the Company.

    Various lawsuits against the Company have arisen in the ordinary course of business. Except as discussed above, the Company believes it is not likely that contingent liabilities arising from litigation, income taxes and other matters will have a material adverse effect on the statutory statement of assets, liabilities and capital and surplus, the statutory statement of operations or the statutory statement of cash flow of the Company.

    The Company's wholly owned subsidiary, SAAH LLC, has invested and indirectly acquired low-income housing tax credits pursuant to Section 42 of the Internal Revenue Code, as amended (the "federal tax credits"). In July 2010, SAAH LLC sold approximately $745 million in federal tax credits to unaffiliated investors through transactions that involved formation of investment limited partnerships in which SAAH LLC is the general partner. In connection with the sales of the federal tax credits, the Company guaranteed, in favor of the unaffiliated investors, all payment obligations of SAAH LLC in its capacity as the general partner of the investment limited partnerships. SAAH LLC has retained proceeds from sales of the tax credits in an amount reasonably expected to meet its payment obligations as the general partner. Accordingly, the Company currently believes that any calls on its guarantees would be immaterial.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)


16. RELATED PARTY TRANSACTIONS

    FINANCING ARRANGEMENTS

    On September 4, 2008, the Company entered into a short-term financial arrangement with SAAH LLC whereby the Company has the right to borrow up to $200 million from the SAAH LLC. Outstanding borrowings bear interest at a rate equal to the three-month USD-LIBOR rate plus 30 basis points (0.30%) for each interest period. Interest accrued is payable on the 10th calendar day after the end of each quarter and ending on and including September 4, 2009 (unless the short-term financing arrangement is extended in accordance with its terms). This short-term financing arrangement expired as of September 4, 2009. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    On September 15, 2006, the Company amended and restated a short-term financial arrangement with SAAH LLC whereby SAAH LLC has the right to borrow up to $200 million from the Company. Outstanding borrowings bear interest at a fluctuating rate per annum (computed on the basis of a 360-day year and the actual days elapsed) equal to the daily Federal Commercial Paper rate, formally known as the Fed H.15 Financial CP 1 day (yield) (the "Fed H.15") (ticker H15F001Y), as calculated every business day by the Federal Reserve Bank and published by Bloomberg. The interest rate for each Advance shall equal the average daily rate of the Fed H.15 for the period in which the relevant Advance is outstanding. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    On April 10, 2010, the Company amended and restated a short-term financing arrangement with the Parent (the "Parent Note"), whereby the Parent has the right to borrow up to $520 million from the Company. The principal amount of the Parent Note was originally for $950 million. Interest under the Parent Note is payable on the outstanding daily unpaid principal amount of each advance from the date the advance is made until payment in full, and accrues on a fluctuating rate per annum (computed on the basis of a 360-day year and the actual days elapsed) equal to three-month USD-LIBOR plus 300 basis points (3.0%) for each interest period under the Parent Note; provided however, that at any given time, the three-month USD-LIBOR rate shall not be less than 3.5%. Interest accrued is payable on January 10, April 10, July 10, and October 10 of each year, commencing on July 10, 2010 and ending on and including April 10, 2011 (unless the short-term financing arrangement is extended in accordance with its terms). On January 10, 2009, as required under AIG's credit facility agreement with the New York Fed, the Company and the Parent executed an affiliate subordination agreement in respect to the amended and restated short-term financing arrangement (the "Subordination Agreement"), pursuant to which the Company agreed to subordinate its rights under the short-term financing arrangement in favor of the New York Fed in limited circumstances. As a result of the complete repayment by AIG of all amounts owing under AIG's revolving credit facility with the New York Fed on January 14, 2011, the Subordination Agreement was terminated by the Company and the Parent on February 22, 2011. On April 11, 2011, the Parent repaid the amount borrowed under the Parent Note of $217.5, and by its terms the Parent Note expired. There was no outstanding balance at December 31, 2011. At December 31, 2010, the amount borrowed under the Parent Note was $217.2 million and $217.2 million was recorded as a non-admitted asset.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    On July 1, 2011, the Company entered into a short-term financial arrangement with Parent, whereby Parent has the right to borrow up to $100 million from the Company (the "New Parent Note") and the Company will loan to Parent, from time to time, the amount requested by Parent up to the aggregate principal balance of $100 million. Principal amounts borrowed under the New Parent Note may be repaid and re-borrowed, in whole or in part, at any time and from time to time, without penalty. All advances made shall be repaid by Parent in full by no later than the current stated maturity date of December 31, 2012. Interest under the New Parent Note is payable on the outstanding daily unpaid principal amount of each advance from the date the advance is made until payment in full, and shall accrue on a fluctuating rate per annum (computed on the basis of a 360-day year and the actual days elapsed) equal to three-month USD-LIBOR, plus 195 basis points (1.95%) for each interest period. Interest accrued is payable on January 1, April 1, July 1 and October 1 of each year, commencing
    October 1, 2011 and (unless the maturity date is extended or the New Parent
    Note is otherwise renewed by the Company) ending on and including
    December 31, 2012. There was no outstanding balance under this arrangement at December 31, 2011.

    On June 1, 2009, the Company amended and restated a short-term financing arrangement with the Parent, dated September 26, 2001 (the "Original Note"), whereby the Company has the right to borrow up to $500 million from Parent. The Original Note was amended and restated solely for the purpose of reflecting the name change of Parent from AIG SunAmerica Inc. to AIG Retirement Services, Inc. All terms and conditions set forth in the Original Note remain in effect, including that any advances made under this arrangement must be repaid within 30 days. There was no outstanding balance under this arrangement at December 31, 2011 or 2010.

    On June 1, 2009, the Company amended and restated a short-term financing arrangement with SAAL, dated February 15, 2004 (the "Original Note"), whereby the Company has the right to borrow up to $500 million from SAAL. The Original Note was amended and restated solely for the purpose of reflecting the name change of AIG SunAmerica Life Assurance Company to SunAmerica Annuity and Life Assurance Company. All terms and conditions set forth in the Original Note remain in effect, including that any advances made under this arrangement must be repaid within 30 days. There was no outstanding balance under this arrangement at December 31, 2011 or 2010.

    On February 15, 2004, the Company entered into a short-term financial arrangement with SAAL whereby SAAL has the right to borrow up to $500 million from the Company. Any advances made under this agreement must be repaid within 30 days. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    On January 20, 2004, the Company entered into a short-term financial arrangement with an affiliate, USL (as successor by merger of FSA into USL, effective December 31, 2011), whereby, the Company has the right to borrow up to $15 million from USL and vice versa. Any advances made under this agreement must be repaid within 30 days. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    On December 19, 2001, the Company entered into a short-term financial arrangement with SAII, whereby SAII has the right to borrow up to $500 million from the Company. Any advances made

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    by SAII under this agreement must be repaid to the Company within 30 days. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    On September 26, 2001, the Company entered into a short-term financing arrangement with SAII, whereby the Company has the right to borrow up to $500 million from SAII. Any advances made under this agreement must be repaid within 30 days. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    OPERATING AGREEMENTS

    Pursuant to a Service and Expense Agreement, AIG provides, or causes to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and certain affiliates. AIG affiliates are billed in accordance with Regulation 30, or Regulation 33, as applicable, of the New York Insurance Department, and billed amounts do not exceed the cost to AIG. The agreement also includes a reimbursement to the Company for the use of shared premises, equipment, furniture and fixtures. The net amount paid by the Company for services rendered pursuant to this agreement was $9.5 million and $9.9 million for the years ending December 31, 2011 and 2010, respectively. Amounts payable to affiliates are non-interest bearing and are due on demand.

    In addition to the reimbursements noted above, Western National Life Insurance Company, an affiliate, is responsible for the administration of the Company's fixed annuity contracts and is reimbursed for the cost of administration. Costs charged to the Company to administer these policies were $2.2 million and $2.3 million in 2011 and 2010, respectively. The Company believes these costs are less than the Company would have incurred to administer these policies internally.

    Pursuant to an amended and restated Investment Advisory Agreement, the majority of the Company's invested assets are managed by an affiliate. The investment management fees incurred were $9.0 million and $4.3 million for the years ended December 31, 2011 and 2010, respectively.

    SUPPORT AGREEMENTS

    The Company's insurance policy obligations for individual and group contracts issued prior to December 29, 2006, are guaranteed (the "Guarantee") by American Home Assurance Company ("American Home"), a subsidiary of AIG and an affiliate of the Company. American Home files statutory annual and quarterly reports with the New York State Insurance Department, through which such reports are available to the public.

    On December 29, 2006 (the "Point of Termination"), the Guarantee by American Home was terminated. The Guarantee will not cover any contracts with a date of issue later than the Point of Termination. The Guarantee will, however, continue to cover insurance obligations on contracts issued by the Company with a date of issue earlier than the Point of Termination, including obligations arising from purchase payments received with respect to these contracts after the Point of Termination. The Guarantee provides that contract owners owning contracts issued by

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    the Company with a date of issue earlier than the Point of Termination can enforce the Guarantee directly against American Home.

    The Company had a support agreement in effect between the Company and AIG (the "Support Agreement"), pursuant to which AIG would cause the Company to maintain a policyholders' surplus of not less than $1 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provided that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG would provide such funds at the request of the Company. The Support Agreement was not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Policyholders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such policyholder when due, have the right to enforce the Support Agreement directly against AIG.

    On March 30, 2011, AIG and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that AIG would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage. The CMA replaced the Support Agreement (described above), which was terminated by AIG in accordance with its terms on April 24, 2011.

    DIVIDENDS AND CAPITAL CONTRIBUTIONS

    On December 31, 2011, the Company made a return of capital distribution of 100% of the capital stock of FSA, valued at $734.5 million, to the Parent, which upon receipt of such capital stock distributed the same to AIG.

    On April 11, 2011 and June 28, 2011, the Company paid extraordinary cash dividends of $230.0 million and $150.0 million, respectively, to the Parent. These dividends were approved by the Arizona Department of Insurance. The Parent used a portion of the dividend proceeds received from the Company to repay the outstanding balance under the Parent Note (see above Note under Financing Arrangements), which expired in accordance with its terms upon payment of the outstanding balance.

    On December 28, 2011, the Company received a return of capital distribution of $250.0 million from SAII.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    On December 28, 2011, the Company received a return of capital distribution of $150.0 million from SAAH LLC.

    On December 30, 2010, the Company received a return of capital distribution of $325.0 million from SAII.

    On September 17, 2010 the Company received a return of capital distribution of $250.0 million from SAAH LLC.

    On January 31, 2010, the Company recorded a non-cash capital contribution with a fair value of $19.1 million in the form of fixed assets to SAAL.

    The Company and certain of its subsidiaries each receives an allocation of its proportionate share of variable compensation expense from AIG. AIG forgave the obligation of the Company and such subsidiaries associated with the variable compensation expense allocation in 2011 and 2010. During the year ended 2011, the Company recorded the forgiveness of this obligation as a capital contribution from its Parent in the amount of $5.9 million in accordance with paragraph 7 of SSAP No. 72, "Surplus and Quasi-reorganizations" ("SSAP 72"). Of this amount, the Company is deemed to have in turn contributed $3.9 million, $0.2 million and $1.5 million to SAAL, FSA and SAII, respectively, during the same period for their respective portion of equity compensation cost similarly forgiven by AIG. During the year ended 2010, the Company recorded the forgiveness of this obligation as a capital contribution from its Parent in the amount of $2.4 million. Of this amount, the Company is deemed to have in turn contributed $1.6 million, $0.1 million and $0.6 million to SAAL, FSA and SAII, respectively, during the same period for their respective portion of equity compensation cost similarly forgiven by AIG. These transactions did not involve any exchange of funds and had no net impact on the Company's surplus.

    OTHER

    The Company reported a net payable to affiliates of $8.6 million and $332.8 million at December 31, 2011 and 2010, respectively.

    During the year 2011, the Company purchased debt securities from an affiliate, in cash, at fair value totaling $30.0 million in the aggregate. The repayment of these securities has been collateralized by underlying commercial equipment leases.

    In December 15, 2010, the Company purchased seven commercial mortgage loans from AIG at fair market value for an aggregate purchase price, in cash, of $85.7 million.

    On December 31, 2010, the Company sold its limited partnership interests in two hedge funds to American General Life and Accident Insurance Company, an affiliate, for cash. The initial purchase price of each of these limited partnership interest was based on the Company's net capital account balance in each such limited partnership at November 30, 2010 and was adjusted after receipt of the limited partnership's 2010 audited financial statements. The initial aggregate purchase price, in cash, received by the Company on January 4, 2011 for its interest in these two

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    hedge funds was approximately $140.3 million. As a result of an adjustment to the initial purchase price made after receipt of the limited partnerships' 2010 audited financial statements, the Company received an additional $2.8 million as consideration for the sale of its interest in these two hedge funds.

    On December 31, 2010, the Company sold its limited partnership interests in a hedge fund to American General Life Insurance Company, an affiliate, for cash. The initial purchase price of this limited partnership interest was based on the Company's net capital account balance in this limited partnership at November 30, 2010 and was adjusted after receipt of the limited partnership's 2010 audited financial statements. The initial purchase price, in cash, received by the Company on January 4, 2011 for its interest in this hedge fund was approximately $90.7 million. As a result of an adjustment to the initial purchase price made after receipt of the limited partnership's 2010 audited financial statements, the Company received an additional $5.0 million as consideration for the sale of its interest in this hedge funds.

    On December 31, 2010, the Company sold its limited partnership interests in two hedge funds to The Variable Annuity Life Insurance Company ("VALIC"), an affiliate, for cash. The initial purchase price of each of these limited partnership interests was based on the Company's net capital account balance in each such limited partnership at November 30, 2010 and was adjusted after receipt of the limited partnership's 2010 audited financial statements. The initial aggregate purchase price, in cash, received by the Company on January 4, 2011 for its interest in these two hedge funds was approximately $106.1 million. As a result of an adjustment to the initial purchase price made after receipt of the limited partnerships' 2010 audited financial statements, the Company received an additional $2.7 million as consideration for the sale of its interest in these two hedge funds.

    For the years ending December 31, 2011 and 2010, AIG refunded the Company $88.9 million and $75.7 million, respectively, in federal income taxes to AIG in accordance with the current tax sharing agreement. In addition, for the year ending December 31, 2010, the Company paid the IRS $50.3 million in prior year tax settlements.

    At December 31, 2011, the affiliated bonds had an aggregate carrying value of $100.2 million and a fair value of $95.0 million. At December 31, 2010, the affiliated bonds had an aggregate carrying value of $132.6 million and a fair value of $124.9 million.

    Of the outstanding Swap Agreements at December 31, 2011, 10 contracts with a total notional amount of $984.4 million were with an affiliated counterparty. At December 31, 2010, 10 contracts with a total notional amount of $983.0 million were with an affiliated counterparty. The net carrying value of these agreements was $96.2 million and $151.1 million at December 31, 2011 and 2010, respectively.

    The Company does not own any shares of an upstream intermediate or ultimate parent, either directly or indirectly via a downstream subsidiary, controlled or affiliated company.

    The Company had no investments in SCAs that exceeded 10% of admitted assets at December 31, 2011 or 2010.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    The Company did not recognize any impairment write-downs for its investments in SCAs for the periods ended December 31, 2011 or 2010. Certain investments in SCAs with a total statement value of $2.8 million were non-admitted as of December 31, 2011 and 2010.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    The Company's investment in affiliates that are included in common stocks and other invested assets in the statutory statement of admitted assets and liabilities and capital and surplus are summarized below.

                                                              EQUITY
$ in millions         BALANCE AT               CONTRIBUTIONS    IN                   BALANCE AT
                     DECEMBER 31,               (RETURN OF   EARNINGS DIVIDENDS AND DECEMBER 31,
                         2009     ACQUISITIONS   CAPITAL)    (LOSSES) DISTRIBUTIONS     2010
2010:                ------------ ------------ ------------- -------- ------------- ------------
SAAL                   $    654     $    --       $    21     $  159     $    --      $    834
FSA                         764          --            --        (18)         --           746
UG Corporation                3          --            --         --          --             3
SAII                      1,635          --          (324)        82          --         1,393
SAAH LLC *                  917          --          (250)       (21)         --           646
                       --------     -------       -------     ------     -------      --------
Totals                 $  3,973     $    --       $  (553)    $  202     $    --      $  3,622
                       ========     =======       =======     ======     =======      --------
Non-Admitted Assets                                                                         (3)
                                                                                      --------
Total                                                                                 $  3,619
                                                                                      ========

$ in millions         BALANCE AT               CONTRIBUTIONS EQUITY IN                BALANCE AT
                     DECEMBER 31,               (RETURN OF   EARNINGS  DIVIDENDS AND DECEMBER 31,
                         2010     ACQUISITIONS   CAPITAL)    (LOSSES)  DISTRIBUTIONS     2011
2011:                ------------ ------------ ------------- --------- ------------- ------------
SAAL                   $    834     $    --       $     4     $   (24)    $    --      $    814
FSA                         746          --          (734)        (12)         --            --
UG Corporation                3          --            --          --          --             3
SAII                      1,393          --          (248)         22          --         1,167
SAAH LLC *                  646          --          (150)         84          --           580
                       --------     -------       -------     -------     -------      --------
Totals                 $  3,622     $    --       $(1,128)    $    70     $    --      $  2,564
                       ========     =======       =======     =======     =======      --------
Non-Admitted Assets                                                                          (3)
                                                                                       --------
Total                                                                                  $  2,561
                                                                                       ========

*  SAAH LLC is included in other invested assets.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

17. RECONCILIATION TO THE ANNUAL STATEMENT

    The following table reconciles the amount for total capital and surplus and net income as reported in the Company's 2010 statutory annual statements, as filed, to the amount included in the accompanying audited statutory basis financial statements.

    Corrections of the investment in SAII and the tax calculations impacting both current and deferred taxes resulted in the following differences in 2010:

                                                                           TOTAL
$ in millions                                                           CAPITAL AND  NET
                                                                          SURPLUS   INCOME
                                                                        ----------- ------
Amounts reported in the 2010 Annual Statement                             $ 3,898   $(139)
Change in net unrealized capital gains/losses                                 (25)     --
Federal income tax benefit                                                    (72)    (16)
                                                                          -------   -----
Amounts reported in these audited statutory basis financial statements    $ 3,801   $(155)
                                                                          =======   =====

    There were no differences in 2011.

18. SUBSEQUENT EVENTS

    ML II DISTRIBUTION

    Through a series of transactions that occurred during the three month period ending March 31, 2012, the New York Fed initiated the sales of the remaining securities held by ML II. These sales resulted in the Company receiving principal payments of $21.5 million on March 1, 2012 and additional cash receipts of $132.8 million on March 15, 2012 from ML II that consisted of $77.0 million, $11.1 million, and $44.7 million in principal, contractual interest and residual cash flows, respectively, effectively monetizing the Company's Maiden Lane Interests. Additionally, the Company's wholly owned subsidiary, SAAL, received principal payments of $3.2 million on March 1, 2012 and additional cash receipts of $20.1 million on March 15, 2012 from ML II that consisted of $11.6 million, $1.7 million, and $6.8 million in principal, contractual interest and residual cash flows, respectively.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

18. SUBSEQUENT EVENTS (CONTINUED)

    The total amount received ($177.6 million) by the Company and SAAL from ML II was distributed to the Company's intermediate parent company and ultimately remitted to AIG.

    FHLB CASH ADVANCE

    On March 29, 2012, the Company borrowed $25.0 million as a cash advance from the FHLB of San Francisco.

    SECURITIES LENDING

    The Company has adopted a new securities lending program intended to provide an additional source of liquidity for the Company, pursuant to which the Company is able to raise liquidity through secured borrowings backed by its existing securities portfolios. This targeted program was approved by the Company's board of directors in February 2012.

    INSURANCE COMPANY MERGER

    Effective April 1, 2012, AIG contributed 100% of the capital stock of SunAmerica Financial Group, Inc. ("SAFGI") to SAFGRS and SAFGRS contributed 100% of the capital stock of the Company to SAFGI. As a result of the foregoing transactions, SAFGRS became an indirect parent of each of AGC Life Insurance Company, American General Life and Accident Insurance Company, American General Property Insurance Company, American General Assurance Company, American General Indemnity Company, Western National Life Insurance Company, American General Life Insurance Company ("AGL"), The Variable Annuity Life Insurance Company, American General Life Insurance Company of Delaware and The United States Life Insurance Company in the City of New York and SAFGI became the direct parent of the Company and an indirect parent of SAAL. AIG remained the ultimate parent company of each of such insurers and the United States Department of the Treasury remained the ultimate control person.

    On December 31, 2012, the Company intends to merge with and into AGL, with AGL being the surviving company, to implement a more efficient legal entity structure, while continuing to market products and services under currently existing brands. The merger transaction is subject to receipt of all required regulatory approvals, including the approvals of certain state insurance departments.

[PWC LOGO]

                        REPORT OF INDEPENDENT AUDITORS
                          ON ACCOMPANYING INFORMATION

To the Board of Directors and Shareholder of SunAmerica Life Insurance Company:

The report on our audit of the basic statutory basis financial statements (the "financial statements") of SunAmerica Life Insurance Company (the "Company"), an indirect wholly owned subsidiary of American International Group, Inc. as of December 31, 2011 and for the year then ended is presented on page 1 of this document. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedules of Assets and Liabilities, Summary Investment Schedule and Investment Risk Interrogatories of the Company as of December 31, 2011 and for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements. The effects on the Supplemental Schedule of Assets and Liabilities, Summary Investment Schedule and Investment Risk Interrogatories of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. As a consequence, the Supplemental Schedule of Assets and Liabilities, Summary Investment Schedule and Investment Risk Interrogatories do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2011 and for the year then ended. The Supplemental Schedule of Assets and Liabilities, Summary Investment Schedule and Investment Risk Interrogatories have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 2 to the financial statements, during 2010, the Company received a permitted practice to restate the additional paid-in surplus and unassigned deficit components of surplus, similar to the statutory basis of accounting for a quasi-reorganization.

[GRAPHIC]

May 25, 2012

PricewaterhouseCoorpers LLP, 350 South Grand Avenue, 49/th/ Floor, Los Angeles, CA 90071
T: (213) 356-6000, F: (813) 637-4444, www.pwc.com/us

                       SUNAMERICA LIFE INSURANCE COMPANY
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

The following is a summary of certain financial data included in other exhibits and schedules of the 2011 Statutory Annual Statement subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

                                                                    2011
      $ in millions                                               --------
      Investment income earned on:
         Government bonds                                         $      1
         Other bonds (unaffiliated)                                    288
         Bonds of affiliates                                             5
         Preferred stocks (unaffiliated)                                --
         Preferred stocks of affiliates                                 --
         Common stocks (unaffiliated)                                    2
         Common stock of affiliates                                     --
         Mortgage loans                                                100
         Real estate                                                     5
         Premium notes, contract loans and liens                         3
         Cash on hand and on deposit                                    --
         Short-term investments                                          3
         Other invested assets                                         108
         Derivative instruments                                         --
         Aggregate write-ins for investment income                       4
                                                                  --------
         Gross investment income                                  $    519
                                                                  ========
      Real estate owned - book value less encumbrances            $     37
                                                                  ========
         Mortgage loans book value
         Farm mortgages                                           $     --
         Residential mortgages                                          --
         Commercial mortgages                                        1,263
         Mezzanine loans                                                --
                                                                  --------
         Total mortgage loans                                     $  1,263
                                                                  ========
      Mortgage loans by standing - book value
         Good standing                                            $  1,252
                                                                  ========
         Good standing with restructured terms                    $      8
                                                                  ========
         Interest overdue more than 90 days, not in foreclosure   $      3
                                                                  ========
         Foreclosure in process                                   $     --
                                                                  ========
      Other long term assets - statement value                    $  1,501
                                                                  ========
      Collateral loans                                            $     --
                                                                  ========

                       SUNAMERICA LIFE INSURANCE COMPANY
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

                                                                         2011
$ in millions                                                          --------
Bonds and stocks of parents, subsidiaries and affiliates - book value
   Bonds                                                               $    100
                                                                       ========
   Preferred stocks                                                    $     --
                                                                       ========
   Common stocks                                                       $  1,984
                                                                       ========
Bonds and Short-term investments by class and maturity
Bonds by maturity - statement value
   Due within one year or less                                         $  2,271
   Over 1 year through 5 years                                            2,937
   Over 5 years through 10 years                                          1,085
   Over 10 years through 20 years                                           395
   Over 20 years                                                          1,154
                                                                       --------
       Total by maturity                                               $  7,842
                                                                       ========
Bonds by class - statement value
   Class 1                                                             $  5,677
   Class 2                                                                1,420
   Class 3                                                                  374
   Class 4                                                                  264
   Class 5                                                                   68
   Class 6                                                                   39
                                                                       --------
                                                                       $  7,842
                                                                       ========
   Total bonds publicly traded                                         $  5,555
                                                                       ========
   Total bonds privately traded                                        $  2,287
                                                                       ========
Preferred stocks - statement value                                     $     --
                                                                       ========
Common stocks - market value                                           $  2,028
                                                                       ========
Short-term investments - book value                                    $  1,448
                                                                       ========
Options, caps & floors owned - statement value                         $     --
                                                                       ========
Options, caps & floors written and in force - statement value          $     --
                                                                       ========
Collar, swap & forward agreements open - statement value               $   (200)
                                                                       ========
Futures contracts open - current value                                 $     --
                                                                       ========
Cash on deposit                                                        $     (6)
                                                                       ========

                       SUNAMERICA LIFE INSURANCE COMPANY
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

                                                                         2011
 $ in millions                                                          ------
 Life insurance in force:
    Industrial                                                          $   --
                                                                        ======
    Ordinary                                                            $  178
                                                                        ======
    Credit life                                                         $   --
                                                                        ======
    Group life                                                          $   --
                                                                        ======
 Amount of accidental death insurance in force under ordinary policies  $   29
                                                                        ======
 Life insurance policies with disability provisions in force
    Industrial                                                          $   --
                                                                        ======
    Ordinary                                                            $   13
                                                                        ======
    Credit life                                                         $   --
                                                                        ======
    Group life                                                          $   --

                                                                        ======
 Supplementary contract in force
 Ordinary - not involving life contingencies
    Amount on deposit                                                   $    6
                                                                        ======
    Income payable                                                      $   28
                                                                        ======
 Ordinary - involving life contingencies
    Income payable                                                      $   16
                                                                        ======
 Group - not involving life contingencies
    Amount on deposit                                                   $   --
                                                                        ======
    Income payable                                                      $   --
                                                                        ======
 Group - involving life contingencies
    Income payable                                                      $   --
                                                                        ======
 Annuities
 Ordinary
    Immediate - amount of income payable                                $    8
                                                                        ======
    Deferred - fully paid account balance                               $  700
                                                                        ======
    Deferred - not fully paid account balance                           $1,186
                                                                        ======
 Group
    Amount of income payable                                            $   --
                                                                        ======
    Fully paid account balance                                          $  177
                                                                        ======
    Not fully paid - account balance                                    $   47
                                                                        ======

                       SUNAMERICA LIFE INSURANCE COMPANY
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

                                                                              2011
$ in millions                                                                ------
Accident and health insurance - premiums in force
   Other                                                                     $   --
                                                                             ======
   Group                                                                     $   --
                                                                             ======
   Credit                                                                    $   --
                                                                             ======
Deposit funds and dividend accumulations
   Deposit funds - account balance                                           $6,760
                                                                             ======
   Dividend accumulations - account balance                                  $    9
                                                                             ======
Claim payments 2011
 Group accident and health - year ended December 31, 2011
   2011                                                                      $   --
                                                                             ======
   2010                                                                      $   --
                                                                             ======
   2009                                                                      $   --
                                                                             ======
   2008                                                                      $   --
                                                                             ======
   2007                                                                      $   --
                                                                             ======
   2006                                                                      $   --
                                                                             ======
   Prior                                                                     $   --
                                                                             ======
Other accident and health - year ended December 31, 2011
   2011                                                                      $   --
                                                                             ======
   2010                                                                      $   --
                                                                             ======
   2009                                                                      $   --

                                                                             ======
   2008                                                                      $   --
                                                                             ======
   2007                                                                      $   --
                                                                             ======
   2006                                                                      $   --
                                                                             ======
   Prior                                                                     $   --
                                                                             ======
Other coverages that use developmental methods to calculate claims reserves
   2011                                                                      $   --
                                                                             ======
   2010                                                                      $   --
                                                                             ======
   2009                                                                      $   --
                                                                             ======
   2008                                                                      $   --
                                                                             ======
   2007                                                                      $   --
                                                                             ======
   2006                                                                      $   --
                                                                             ======
   Prior                                                                     $   --
                                                                             ======

                       SUNAMERICA LIFE INSURANCE COMPANY
                          SUMMARY INVESTMENT SCHEDULE

The following is a summary of certain financial data included in other exhibits and schedules of the 2011 Statutory Annual Statement subjected to audit procedures by independent auditors, as filed with State regulatory authorities.

$ in millions                                                                  GROSS              ADMITTED ASSETS AS
                                                                             INVESTMENT            REPORTED IN THE
                                                                              HOLDINGS             ANNUAL STATEMENT
                                                                               AMOUNT       %           AMOUNT           %
                                                                             ---------- --------- ------------------ ---------
Investment Categories
   Bonds:
       U.S. Treasury Securities                                              $      11        0.1     $      11            0.1
       U.S. government agencies:
          Issued by U.S. government sponsored agencies                              10        0.1            10            0.1
       Foreign government                                                           14        0.1            14            0.1
       Securities issued by states, territories and possessions
         and political subdivisions: Revenue and assessment
         obligations                                                                 2        0.0             2            0.0
       Mortgage-backed securities (includes residential and
         commercial MBS):
          Pass-through securities:
              Issued by GNMA
              Issued by FNMA and FHLMC                                             503        3.7           503            3.7
          CMOs and REMICs:
              Issued by GNMA, FNMA, FHLMC or VA                                    347        2.6           347            2.6
              Issued by non-U.S. issuers                                            34        0.2            34            0.2
              All other                                                          1,686       12.5         1,686           12.5
   Other debt and other fixed income:
       Unaffiliated domestic securities (includes credit tenant
         loans rated by the SVO)                                                 2,616       19.4         2,616           19.4
       Unaffiliated foreign securities                                           1,071        7.9         1,071            7.9
       Affiliated securities                                                       100        0.7           100            0.7
   Equity interests:
       Publicly-traded equity securities
          (excluding preferred stocks):
          Unaffiliated                                                              11        0.1            11            0.1
       Other equity securities:
          Affiliated                                                             1,981       14.7         1,981           14.7
          Unaffiliated                                                              33        0.2            33            0.2
   Mortgage loans:
       Multifamily residential properties                                          136        1.0           136            1.0
       Commercial loans                                                          1,093        8.1         1,093            8.1
   Real estate investments:
       Property held for production of income                                       13        0.1            13            0.1
       Property held for sale                                                       24        0.2            24            0.2
   Contract loans                                                                   35        0.3            35            0.3
   Derivatives                                                                     875        6.5           875            6.5
   Receivables for securities                                                        7        0.0             7            0.0
   Cash and short-term investments                                               1,442       10.7         1,442           10.7
   Other invested assets                                                         1,469       10.8         1,469           10.8
                                                                             ---------  ---------     ---------      ---------
          Total invested assets                                              $  13,513      100.0     $  13,513          100.0
                                                                             =========  =========     =========      =========

                       SUNAMERICA LIFE INSURANCE COMPANY
                       INVESTMENT RISKS INTERROGATORIES

   INVESTMENT RISKS INTERROGATORIES

1. The Company's total admitted assets, excluding separate account assets are as follows: $13,691,000,000.

2. The Company's 10 largest exposures to a single issuer/borrower/investment, excluding (i) U.S. government, U.S. government agency securities and those U.S. government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt, (ii) property occupied by the Company and (iii) contract loans are:

                                                                                 PERCENTAGE OF
                                                                                     TOTAL
$ in millions                                         DESCRIPTION                  ADMITTED
INVESTMENT CATEGORY                                   OF EXPOSURE         AMOUNT    ASSETS
-------------------                            -------------------------- ------ -------------
2.01 Retirement Services Pool I                Short-Term                 $1,448    10.578%
2.02 SunAmerica Investments Inc                Common Stock-Affiliate     $1,167     8.522%
2.03 SunAmerica Annuity and Life Assurance Co  Common Stock-Affiliate     $  814     5.947%
2.04 Investment in SA Affordable Housing, LLC  BA-Mtge Loan & Common Aff  $  580     4.235%
2.05 Maiden Lane II LLC                        Bonds                      $  130     0.949%
2.06 Cap One Multi Asset Executn Tr            Bonds                      $  111     0.809%
2.07 Deutsche Alt A Mtg Ln Tr                  Bonds                      $  105     0.769%
2.08 Bear Stearns Abs I Tr                     Bonds                      $  105     0.767%
2.09 Commercial Mtge Loan--4284003             Mortgage Loan              $  100     0.730%
2.10 Banc Amer Fdg Tr                          Bonds                      $   97     0.709%

3. The Company's total admitted assets held in bonds and short-term and preferred stocks by NAIC rating are:

                                                     PERCENTAGE OF
                                                         TOTAL
              $ in millions                            ADMITTED
              BONDS & SHORT-TERM INVESTMENTS  AMOUNT    ASSETS
              ------------------------------  ------ -------------
                      3.01 NAIC - 1           $5,677    41.474%
                      3.02 NAIC - 2           $1,420    10.371%
                      3.03 NAIC - 3           $  374     2.730%
                      3.04 NAIC - 4           $  264     1.929%
                      3.05 NAIC - 5           $   68     0.493%
                      3.06 NAIC - 6           $   39     0.286%

                                              PERCENTAGE OF
                                                  TOTAL
                     $ in millions              ADMITTED
                     PREFERRED STOCKS  AMOUNT    ASSETS
                     ----------------  ------ -------------
                      3.07 P/RP - 1     $--       0.000%
                      3.08 P/RP - 2     $--       0.000%
                      3.09 P/RP - 3     $--       0.000%
                      3.10 P/RP - 4     $--       0.000%
                      3.11 P/RP - 5     $--       0.000%
                      3.12 P/RP - 6     $--       0.000%

                       SUNAMERICA LIFE INSURANCE COMPANY
                       INVESTMENT RISKS INTERROGATORIES

4. The Company had admitted assets held in foreign investments (regardless of whether there is any foreign currency exposure) and unhedged foreign currency exposure (defined as the statement value of investments denominated in foreign currencies which are not hedged by financial instruments qualifying for hedge accounting as specified in SSAP No. 86--Derivative Instruments), including:

       4.01 foreign investments less than 2.5% of the reporting entity's total admitted assets: No.
       4.02 total admitted assets held in foreign investments of $1,088,000,000 or 7.950%.
       4.03 foreign-currency-denominated investments of $22,000,000 or 0.163%.
       4.04 insurance liabilities denominated in that same foreign currency of $0.

5. The Company's aggregate foreign investment exposures categorized by NAIC sovereign rating are:

                                                          PERCENTAGE OF
                                                              TOTAL
                                                            ADMITTED
         $ in millions                            AMOUNT     ASSETS
                                                 -------- -------------
         5.01 Countries rated NAIC - 1           $  1,015      7.413%
         5.02 Countries rated NAIC - 2           $     62      0.454%
         5.03 Countries rated NAIC - 3 or below  $     11      0.083%

6. The Company's largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign ratings are:

                                                       PERCENTAGE OF
                                                           TOTAL
                                                         ADMITTED
           $ in millions                       AMOUNT     ASSETS
                                              -------- -------------
           Countries rated NAIC - 1
           6.01 Country Cayman Islands        $    635      4.641%
           6.02 Country United Kingdom        $    119      0.867%
           Countries rated NAIC - 2
           6.03 Country Ireland               $     31      0.224%
           6.04 Country Mexico                $     29      0.209%
           Countries rated NAIC - 3 or below
           6.05 Country Jersey Channel Is     $     11      0.083%
           6.06 Country                       $     --      0.000%

7. The Company's aggregate unhedged foreign currency exposure is $22,000,000 or 0.163%.

8. The Company's aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating are:

                                                         PERCENTAGE OF
                                                             TOTAL
                                                           ADMITTED
         $ in millions                           AMOUNT     ASSETS
                                                 ------- -------------
         8.01 Countries rated NAIC - 1           $    22      0.163%
         8.02 Countries rated NAIC - 2           $    --      0.000%
         8.03 Countries rated NAIC - 3 or below  $    --      0.000%

                       SUNAMERICA LIFE INSURANCE COMPANY
                       INVESTMENT RISKS INTERROGATORIES


9. The Company's largest unhedged foreign currency exposures by country, categorized by the country's NAIC sovereign rating are:

                                                         PERCENTAGE OF
                                                             TOTAL
                                                           ADMITTED
          $ in millions                        AMOUNT       ASSETS
                                             ----------- -------------
          Countries rated NAIC - 1
          9.01 Country France                $        13      0.095%
          9.02 Country United Kingdom        $         9      0.068%
          Countries rated NAIC - 2
          9.03                               $        --      0.000%
          9.04                               $        --      0.000%
          Countries rated NAIC - 3 or below           --
          9.05                               $        --      0.000%
          9.06                               $        --      0.000%

10. The Company's 10 largest non-sovereign (i.e. non-governmental) foreign issues are:

                                                                 PERCENTAGE OF
                                                                     TOTAL
                                                                   ADMITTED
  $ in millions                                        AMOUNT       ASSETS
                                                     ----------- -------------
  10.01 NAIC 1:       Royal Bk of Scotland NV        $        69      0.505%
  10.02 NAIC 1:       Arkle Mastr Issuer Plc         $        50      0.365%
  10.03 NAIC 1, 2, 3: FMC Real Est CDO 2005-1 Ltd    $        36      0.263%
  10.04               Unison Capital Partners II(F)  $        30      0.221%
  10.05 NAIC 1:       Amer Movil Sab De Cv           $        29      0.209%
  10.06 NAIC 1:       Gallatin CLO II 2005-1 Ltd     $        26      0.190%
  10.07 NAIC 1, 4:    Denali Cap CLO V Ltd           $        25      0.183%
  10.08 NAIC 3:       Greencore Fdg Ltd              $        25      0.183%
  10.09 NAIC 1:       Monument Pk CDO Ltd            $        25      0.183%
  10.10 NAIC 1:       Volkswagen Intl Fin Nv         $        25      0.179%

Questions 11 is not applicable, as the Company's aggregate Canadian investments and unhedged Canadian currency exposure do not exceed 2.5% of total admitted assets.

Question 12 is not applicable, as the Company's aggregate investments with contractual sales restrictions do not exceed 2.5% of total admitted assets.

                       SUNAMERICA LIFE INSURANCE COMPANY
                       INVESTMENT RISKS INTERROGATORIES

13. The Company's 10 largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities, and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class I) are:

                                                             PERCENTAGE OF
                                                                 TOTAL
      $ in millions                                            ADMITTED
      INVESTMENT                                      AMOUNT    ASSETS
      ----------                                      ------ -------------
      13.01 SunAmerica Investments Inc                $1,167     8.522%
      13.02 SunAmerica Annuity and Life Assurance Co  $  814     5.947%
      13.03 Investment in SA Affordable Housing, LLC  $  580     4.235%
      13.04 Eton Park Fund                            $   65     0.471%
      13.05 TPG Partners IV LP                        $   62     0.452%
      13.06 Five Long Island Properties, LLC          $   56     0.409%
      13.07 TPG Axon Partners                         $   47     0.341%
      13.08 Sankaty Credit Opportunities II           $   43     0.316%
      13.09 New Mountain Partners II, LP              $   42     0.306%
      13.10 Crestview Capital Partners                $   40     0.291%

14. The Company had assets held in nonaffiliated, privately placed equities including:

     14.01 Assets held in nonaffiliated, privately placed equities are not less than 2.5% of the reporting entity's total admitted assets.

     14.02 Aggregate statement value of investments held in nonaffiliated, privately placed equities is $1,071,000,000 or 7.824%.

The Company's largest 3 investments held in nonaffiliated, privately placed equities are:

                                                             PERCENTAGE OF
                                                                 TOTAL
                                                               ADMITTED
      $ in millions                                   AMOUNT    ASSETS
                                                      ------ -------------
      14.03 Investment in SA Affordable Housing, LLC  $  181     1.322%
      14.04 Eton Park Fund                            $   65     0.471%
      14.05 TPG Partners IV LP                        $   62     0.452%

Question 15 is not applicable, as the Company's aggregate assets held in general partnership interests do not exceed 2.5% of total admitted assets.

                       SUNAMERICA LIFE INSURANCE COMPANY
                       INVESTMENT RISKS INTERROGATORIES


16. The Company's 10 largest aggregate mortgage interests are:

                                                                  PERCENTAGE OF
                                                                      TOTAL
 $ in millions                                                      ADMITTED
 TYPE                                                    AMOUNT      ASSETS
 ----                                                   --------- -------------
 16.02 Commercial, Loan No. 4284003, Monterey Park, CA  $     100      0.730%
 16.03 Commercial, Loan No. 4251022, Inglewood, CA      $      68      0.495%
 16.04 Commercial, Loan No. 4244073, Ontario, CA        $      57      0.416%
 16.05 Commercial, Loan No. 4013013, Cambridge, MA      $      54      0.391%
 16.06 Commercial, Loan No. 4029400, Ft. Wayne, IN      $      50      0.364%
 16.07 Commercial, Loan No. 4244075, Honolulu, HI       $      45      0.326%
 16.08 Commercial, Loan No. 4046035, Pittsburgh, PA     $      40      0.291%
 16.09 Commercial, Loan No. 4244068, Phoenix, AZ        $      34      0.248%
 16.10 Commercial, Loan No. 4052058, Phoenix, AZ        $      33      0.239%
 16.11 Commercial, Loan No. 4265006, Indianapolis, IN   $      31      0.229%

Amount and percentage of the Company's total admitted assets held in the following categories of mortgage loans:

                                                                PERCENTAGE OF
                                                                    TOTAL
   $ in millions                                                  ADMITTED
   TYPE                                                 AMOUNT     ASSETS
   16.12 Construction loans                            $     --      0.000%
   16.13 Mortgage loans over 90 days past due          $      3      0.020%
   16.14 Mortgage loans in the process of foreclosure  $     --      0.000%
   16.15 Mortgage loans foreclosed                     $     --      0.000%
   16.16 Restructured mortgage loans                   $      8      0.056%

17. The Company's aggregate mortgage loans and their loan-to-value ratios as determined from the most current appraisal as of December 31, 2011 are:

                                                    PERCENTAGE OF
                                                        TOTAL
              $ in millions                           ADMITTED
              LOAN-TO-VALUE        TYPE     AMOUNT     ASSETS
              -------------     ---------- -------- -------------
              17.01 above 95%   Commercial $      1      0.005%
              17.02 91% to 95%  Commercial $      2      0.015%
              17.03 81% to 90%  Commercial $      8      0.056%
              17.04 71% to 80%  Commercial $    257      1.878%
              17.05 below 70%   Commercial $    995      7.265%

Question 18 is not applicable, as the Company's aggregate real estate investment does not exceed 2.5% of total admitted assets.

Question 19 is not applicable, as the Company's aggregate mezzanine real estate loan investment does not exceed 2.5% of total admitted assets.

                       SUNAMERICA LIFE INSURANCE COMPANY

                       INVESTMENT RISKS INTERROGATORIES

20. The Company's total admitted assets subject to the following types of agreements are:

                                                                             PERCENTAGE OF
                                                                       AT        TOTAL
                                                                    YEAR-END   ADMITTED     1/ST/ QTR   2/ND/ QTR   3/RD/ QTR
$ in millions                                                        AMOUNT     ASSETS     (UNAUDITED) (UNAUDITED) (UNAUDITED)
                                                                    -------- ------------- ----------- ----------- -----------
20.01 Securities lending
  (do not include assets held as collateral for such transactions)  $    --         --       $    --     $    --     $    --
20.02 Repurchase Agreements                                         $    --         --       $    --     $    --     $    --
20.03 Reverse repurchase Agreements                                 $    --         --       $    --     $    --     $    --
20.04 Dollar repurchase Agreements                                  $    --         --       $    --     $    --     $    --
20.05 Dollar reverse repurchase agreements                          $    --         --       $    --     $    --     $    --

21. The Company's warrants not attached to other financial instruments, options, caps and floors are:

                                                  PERCENTAGE OF
                                            AT        TOTAL
                                         YEAR-END   ADMITTED
                $ in millions             AMOUNT     ASSETS
                                         -------- -------------
                21.01 Hedging            $    --         --
                21.02 Income generation  $    --         --
                21.03 Other              $    --         --

22. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards are: None

                                  PERCENTAGE OF
                            AT        TOTAL
                         YEAR-END   ADMITTED     1/ST/ QTR   2/ND/ QTR   3/RD/ QTR
$ in millions             AMOUNT     ASSETS     (UNAUDITED) (UNAUDITED) (UNAUDITED)
                         -------- ------------- ----------- ----------- -----------
22.01 Hedging            $    96      0.700%      $   110     $   105     $   102
22.02 Income generation  $    --         --       $    --     $    --     $    --
22.03 Replications       $    --         --       $    --     $    --     $    --
22.04 Other              $    --         --       $    --     $    --     $    --

Question 23 is not applicable, as the Company does not hold any investment with potential exposure for futures contracts.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                              UNAUDITED PRO FORMA
                           CONDENSED FINANCIAL DATA
                            AS OF DECEMBER 31, 2011

On December 31, 2012, American General Life Insurance Company of Delaware ("AGD"), American General Assurance Company ("AGAC"), American General Life and Accident ("AGLA"), Western National Life Insurance Company ("WNL"), SunAmerica Annuity and Life Assurance Company ("SAAL") and SunAmerica Life Insurance Company ("SALIC") (collectively the "Merged Entities") will merge with and into American General Life Insurance Company ("AGL") (the "Merger"). AGL, AGD, AGLA and WNL are wholly-owned subsidiaries of AGC Life Insurance Company ("AGC Life"), AGAC and SALIC are wholly-owned subsidiaries of SunAmerica Financial Group, Inc. and SAAL is a wholly-owned subsidiary of SALIC. The ultimate parent of all entities is American International Group, Inc. ("AIG"). Also on
December 31, 2012, the ownership of The Variable Annuity Life Insurance Company ("VALIC") will be transferred from AGL to AGC Life. The primary purpose of the Merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of AGL, and are based on the historical financial data prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") of AGL and the Merged Entities. The Unaudited Pro Forma Condensed Financial Statements of AGL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining AGL's and the Merged Entities' results of operations as if AGL and the Merged Entities had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the historical financial statements of AGL and the Merged Entities.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                                December 31, 2011
                                                         ----------------------------------------------------------------------
                                                                                                                   VALIC
                                                           AGL      AGD    AGAC    AGLA     WNL     SALIC   Deconsolidation (a)
                                                         -------- ------  -----  -------  -------  -------  -------------------
                                                                                         (In Millions, except share data)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................ $ 67,802 $6,329  $ 148  $ 8,650  $41,327  $ 9,726       $(34,328)
 Fixed maturity securities, trading, at fair value......      509     52     --       58      460      150           (276)
 Hybrid securities, at fair value.......................       25     22     --        9      131       24            (25)
 Equity securities, available for sale, at fair
   value................................................       69     11      5       22       61       34            (47)
 Mortgage and other loans receivable....................    6,282    454     --      956    2,695    1,951         (3,912)
 Policy loans...........................................    1,718    235     --      417       32      140           (901)
 Investment real estate.................................      166     18     --        6      119      103            (88)
 Partnerships and other invested assets.................    3,418    157      1      247    2,460    2,662         (2,183)
 Aircraft...............................................      540     --     --       --      555       --             --
 Short-term investments.................................      622     98      9       62      532    2,058           (287)
 Derivative assets, at fair value.......................       64      1     --       --       33      603            (29)
                                                         -------- ------  -----  -------  -------  -------       --------
Total investments.......................................   81,215  7,377    163   10,427   48,405   17,451        (42,076)
Cash....................................................      144      2     --       18       11      365           (136)
Restricted cash.........................................       44     --     --       --       49        2             --
Reinsurance receivables.................................    1,084     81     40       63       --      574             --
Deferred policy acquisition costs and value of
  business acquired.....................................    5,163    108     --      628    1,239      434         (1,736)
Deferred sales inducements..............................      221     --     --       --      380      117           (178)
Income taxes receivable.................................       --     --      1       --       70       --             --
Deferred tax asset......................................       --     --     --       --       --      422             --
Other assets............................................    1,271     88     20      228      469      502           (329)
Separate account assets, at fair value..................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL ASSETS                                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits................................. $ 16,726 $3,024  $  90  $ 4,558  $ 2,992  $   772       $    (23)
 Policyholder contract deposits.........................   50,253  3,434      1    3,128   40,040   13,795        (36,205)
 Policy claims and benefits payable.....................      483    100     14      211        3       11             --
 Other policyholders' funds.............................    1,905     29      5       86       --        1             --
 Income taxes payable...................................    2,540     33     --       12       --      153           (148)
 Deferred income taxes payable..........................       --     --     (8)     467      313       --           (884)
 Derivative liabilities, at fair value..................       39      5     --        2       --      698            (27)
 Other liabilities......................................    1,163     63      9      139      762    1,014           (225)
 Separate account liabilities...........................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES                                          99,170  8,862    111    8,603   44,170   37,483        (61,743)
                                                         -------- ------  -----  -------  -------  -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        1     --     --       --       --       --             --
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................        6      5      3       79        3        6             --
 Additional paid-in capital.............................   12,896  1,005    223    3,358   11,940    4,854         (6,248)
 Retained earnings (Accumulated deficit)................       --   (236)  (119)  (1,324)  (6,326)  (1,532)           504
 Accumulated other comprehensive income.................    3,026    194      6      648      757       95         (1,096)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                             15,929    968    113    2,761    6,374    3,423         (6,840)
                                                         -------- ------  -----  -------  -------  -------       --------
NONCONTROLLING INTERESTS                                      104     --     --       --      139       --           (103)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL EQUITY                                               16,033    968    113    2,761    6,513    3,423         (6,943)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES AND EQUITY                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========

                                                         -------------------------
                                                           Pro Forma     Pro Forma
                                                          Adjustments    Combined
                                                         -----------     ---------

ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................   $   (69)(c)   $ 99,585
 Fixed maturity securities, trading, at fair value......        --            953
 Hybrid securities, at fair value.......................        --            186
 Equity securities, available for sale, at fair
   value................................................        --            155
 Mortgage and other loans receivable....................        --          8,426
 Policy loans...........................................         1(c)       1,642
 Investment real estate.................................        (1)(c)        323
 Partnerships and other invested assets.................       (26)(c)      6,736
 Aircraft...............................................        --          1,095
 Short-term investments.................................        --          3,094
 Derivative assets, at fair value.......................        --            672
                                                           -------       --------
Total investments.......................................       (95)       122,867
Cash....................................................        --            404
Restricted cash.........................................        --             95
Reinsurance receivables.................................        --          1,842
Deferred policy acquisition costs and value of
  business acquired.....................................      (741)(b)      5,095
Deferred sales inducements..............................        15(b)         555
Income taxes receivable.................................       (71)(c)         --
Deferred tax asset......................................      (422)(b,c)       --
Other assets............................................      (191)(c)      2,058
Separate account assets, at fair value..................        --         25,103
                                                           -------       --------
TOTAL ASSETS                                               $(1,505)      $158,019
                                                           =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits.................................   $     9(c)    $ 28,148
 Policyholder contract deposits.........................        (1)(c)     74,445
 Policy claims and benefits payable.....................        (1)(c)        821
 Other policyholders' funds.............................        --          2,026
 Income taxes payable...................................    (2,565)(c)         25
 Deferred income taxes payable..........................     1,819(b,c)     1,707
 Derivative liabilities, at fair value..................        --            717
 Other liabilities......................................       (15)(c)      2,910
 Separate account liabilities...........................        --         25,103
                                                           -------       --------
TOTAL LIABILITIES                                             (754)       135,902
                                                           -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        --              1
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................       (96)(c)          6
 Additional paid-in capital.............................      (778)(c)     27,250
 Retained earnings (Accumulated deficit)................        22(b,c)    (9,011)
 Accumulated other comprehensive income.................        81(b,c)     3,711
                                                           -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                                (771)        21,957
                                                           -------       --------
NONCONTROLLING INTERESTS                                        20(c)         160
                                                           -------       --------
TOTAL EQUITY                                                  (751)        22,117
                                                           -------       --------
TOTAL LIABILITIES AND EQUITY                               $(1,505)      $158,019
                                                           =======       ========

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                                                For the year ended December 31, 2011
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,032  $112  $42  $  424  $   20  $  (14)       $    --
 Net investment income (loss)..........................  4,279   415   13     613   2,328     877         (2,164)
 Net realized investment gains (losses)................    396    31   --      44     (41)   (525)          (112)
 Insurance charges.....................................    895   108   --     286      20      64             (9)
 Other.................................................    778    37    2      (1)    111   1,465           (422)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,380   703   57   1,366   2,438   1,867         (2,707)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,561   373   24     616     301      95             (6)
 Interest credited on policyholder contract deposits...  1,856   150   --     132   1,426     468         (1,279)
 Amortization of deferred policy acquisition costs.....    608    12   --     115     378     232           (269)
 Amortization of deferred sales inducements............     23    --   --       3     126      64            (17)
 General and administrative expenses, net of deferrals.    517    76    7     194     146     644           (183)
 Commissions, net of deferrals.........................    159    28   17      71      16     541            (81)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,724   639   48   1,131   2,393   2,044         (1,835)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,656    64    9     235      45    (177)          (872)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................   (196)   22    4      35    (266)    100            153
 Deferred..............................................    198    53   (1)     16     (90)   (305)            30
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................      2    75    3      51    (356)   (205)           183
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,654   (11)   6     184     401      28         (1,055)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................    (29)   --   --      --     (21)     --             29
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,683  $(11) $ 6  $  184  $  422  $   28        $(1,084)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        ----------------------
                                                         Pro Forma   Pro Forma
                                                        Adjustments  Combined
                                                        -----------  ---------

REVENUES:
 Premiums and other considerations.....................    $ (1)(c)   $ 1,615
 Net investment income (loss)..........................      79(c)      6,440
 Net realized investment gains (losses)................     (11)(c)      (218)
 Insurance charges.....................................       1(c)      1,365
 Other.................................................      --         1,970
                                                           ----       -------
TOTAL REVENUES.........................................      68        11,172
                                                           ----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       1(c)      3,965
 Interest credited on policyholder contract deposits...       1(c)      2,754
 Amortization of deferred policy acquisition costs.....     (94)(b)       982
 Amortization of deferred sales inducements............       6(b)        205
 General and administrative expenses, net of deferrals.     127(b,c)    1,528
 Commissions, net of deferrals.........................       7(b,c)      758
                                                           ----       -------
TOTAL BENEFITS AND EXPENSES............................      48        10,192
                                                           ----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......      20           980

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................       1(c)       (147)
 Deferred..............................................     (18)(c)      (117)
                                                           ----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (17)         (264)
                                                           ----       -------
NET INCOME (LOSS)......................................      37         1,244

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................     (14)(c)       (35)
                                                           ----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $ 51       $ 1,279
                                                           ====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2010
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,029  $110  $58  $  438  $   14  $  (16)       $    --
 Net investment income (loss)..........................  4,589   485    9     692   2,604   1,081         (2,253)
 Net realized investment gains (losses)................   (170)   99    2      18      37    (596)           223
 Insurance charges.....................................    962   101   --     268      25      71            (11)
 Other.................................................    775    45    3       1     106   1,310           (380)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,185   840   72   1,417   2,786   1,850         (2,421)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,419   338   22     522      31       5             (7)
 Interest credited on policyholder contract deposits...  1,860   159   --     131   1,471     526         (1,271)
 Amortization of deferred policy acquisition costs.....    642     6    1     142     218     201           (102)
 Amortization of deferred sales inducements............     17    --   --       4      94      75             (8)
 General and administrative expenses, net of deferrals.    519    68   10     195     147     701           (167)
 Commissions, net of deferrals.........................    153    30   23      76      14     474            (79)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,610   601   56   1,070   1,975   1,982         (1,634)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,575   239   16     347     811    (132)          (787)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................    153    15    3     138     (75)   (109)          (141)
 Deferred..............................................   (561)  (79)   4     (72)   (341)   (386)           321
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................   (408)  (64)   7      66    (416)   (495)           180
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,983   303    9     281   1,227     363           (967)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      2    --   --      --      10      --             (2)
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,981  $303  $ 9  $  281  $1,217  $  363        $  (965)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        -----------------------
                                                         Pro Forma    Pro Forma
                                                        Adjustments   Combined
                                                        -----------   ---------

REVENUES:
 Premiums and other considerations.....................    $  (1)(c)   $ 1,632
 Net investment income (loss)..........................        6(c)      7,213
 Net realized investment gains (losses)................      (17)(c)      (404)
 Insurance charges.....................................       --         1,416
 Other.................................................       (1)(c)     1,859
                                                           -----       -------
TOTAL REVENUES.........................................      (13)       11,716
                                                           -----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       (1)(c)     3,329
 Interest credited on policyholder contract deposits...       (1)(c)     2,875
 Amortization of deferred policy acquisition costs.....     (116)(b)       992
 Amortization of deferred sales inducements............       (3)(b)       179
 General and administrative expenses, net of deferrals.      106(b,c)    1,579
 Commissions, net of deferrals.........................        8(b,c)      699
                                                           -----       -------
TOTAL BENEFITS AND EXPENSES............................       (7)        9,653
                                                           -----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       (6)        2,063

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................        1(c)        (15)
 Deferred..............................................        1(c)     (1,113)
                                                           -----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................        2        (1,128)
                                                           -----       -------
NET INCOME (LOSS)......................................       (8)        3,191

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       (3)(c)         7
                                                           -----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $  (5)      $ 3,184
                                                           =====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2009
                                                        -----------------------------------------------------------------
                                                                                                             VALIC
                                                          AGL     AGD  AGAC  AGLA     WNL     SALIC   Deconsolidation (a)
                                                        -------  ----  ---- ------  -------  -------  -------------------
                                                                                             (In Millions)
REVENUES:
 Premiums and other considerations..................... $ 1,038  $111  $67  $  463  $    12  $    (9)       $    --
 Net investment income (loss)..........................   3,841   484   11     621    2,520      866         (2,022)
 Net realized investment gains (losses)................  (1,258)  (30)  (2)    (80)  (1,094)    (463)           906
 Insurance charges.....................................   1,067    98   --     263       73       51             --
 Other.................................................     585    27    3       1      108    1,245           (341)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL REVENUES.........................................   5,273   690   79   1,268    1,619    1,690         (1,457)
                                                        -------  ----  ---  ------  -------  -------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................   2,210   361   20     528       18       64            (12)
 Interest credited on policyholder contract deposits...   1,843   160   --     128    1,529      758         (1,274)
 Amortization of deferred policy acquisition costs.....     517    15    2     120      314      464            (94)
 Amortization of deferred sales inducements............      13    --   --       3      108       25             (3)
 General and administrative expenses, net of deferrals.     535    72   11     203      184      695           (168)
 Commissions, net of deferrals.........................     150    23   30      71       22      472            (82)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL BENEFITS AND EXPENSES............................   5,268   631   63   1,053    2,175    2,478         (1,633)
                                                        -------  ----  ---  ------  -------  -------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       5    59   16     215     (556)    (788)           176

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (14)   57    4     120       (2)    (433)           (49) (c)
 Deferred..............................................     205   (83)  14      61      (63)   1,810            (27) (c)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     191   (26)  18     181      (65)   1,377            (76)
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS)......................................    (186)   85   (2)     34     (491)  (2,165)           252

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      (6)   --   --      --       (3)      --             --
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $  (180) $ 85  $(2) $   34  $  (488) $(2,165)       $   252
                                                        =======  ====  ===  ======  =======  =======        =======

                                                        ---------------------
                                                         Pro Forma  Pro Forma
                                                        Adjustments Combined
                                                        ----------- ---------

REVENUES:
 Premiums and other considerations.....................    $ --      $ 1,682
 Net investment income (loss)..........................      --        6,321
 Net realized investment gains (losses)................      (6)(c)   (2,027)
 Insurance charges.....................................      --        1,552
 Other.................................................      --        1,628
                                                           ----      -------
TOTAL REVENUES.........................................      (6)       9,156
                                                           ----      -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................      --        3,189
 Interest credited on policyholder contract deposits...      --        3,144
 Amortization of deferred policy acquisition costs.....      35(b)     1,373
 Amortization of deferred sales inducements............      --          146
 General and administrative expenses, net of deferrals.      --        1,532
 Commissions, net of deferrals.........................      --          686
                                                           ----      -------
TOTAL BENEFITS AND EXPENSES............................      35       10,070
                                                           ----      -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......     (41)        (914)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (13)(c)     (330)
 Deferred..............................................      --        1,917
                                                           ----      -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (13)       1,587
                                                           ----      -------
NET INCOME (LOSS)......................................     (28)      (2,501)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       2(c)        (7)
                                                           ----      -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $(30)     $(2,494)
                                                           ====      =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. GENERAL

The following notes set forth the assumptions used in preparing the Unaudited Pro Forma Condensed Financial Statements. The pro forma adjustments are based on estimates made by AGL's management using information currently available.

2. PRO FORMA ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on total assets $(68,686) million; total liabilities $(61,743) million; equity $(6,943) million.

    (b)Deferred policy acquisition cost adjustments per the adoption of the Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") ASU 2010-26 on January 1, 2012. Impact on total assets $(467) million; total liabilities $5 million; equity $(472) million.

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust and Castle 2003-2 Trust consolidation / elimination adjustments to re-compute the controlling/noncontrolling interests from the deconsolidation of VALIC and merging of WNL.

       .  Intercompany elimination entries.

       . Common stock to additional paid in capital ("APIC") reclasses to cancel the common stock of the Merged Entities.

       .  Current and deferred tax asset / liability reclasses.

       . Impact of various consolidation adjustments on total assets $(1,038) million; total liabilities $(759) million; equity $(279) million.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(872) million

           .  2010 - $(787) million

           .  2009 - $176 million

    (b)Deferred policy acquisition cost adjustments per the adoption of FASB ASU 2010-26 on January 1, 2012. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(48) million

           .  2010 - $3 million

           .  2009 - $(35) million

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust, Castle 2003-2 Trust and intercompany elimination adjustments. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $68 million

           .  2010 - $(9) million

           .  2009 - $(6) million

       .  Income tax expense (benefit) adjustments.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements


The following financial statements are incorporated by reference or included herein, as indicated below, to this Registration Statement:



- Audited Financial Statements of Variable Separate Account of SunAmerica Annuity and Life Assurance Company for the year ended December 31, 2011 are included in Part B of the registration statement.



- Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File Nos. 333-157199) of Variable Separate Account filed on April 26, 2012.



- Audited Statutory Financial Statements of American General Assurance Company for the years ended December 31, 2011 and 2010 are included in Part B of the registration statement.



- Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010 are included in Part B of the registration statement.



- Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 27 to Form N-6 Registration Statement (File No. 333-34199) of American General Life Insurance Company of Delaware Separate Account II filed on April 30, 2012.



- Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010 are included in Part B of the registration statement.



- Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on April 30, 2012.



- Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2012.



- Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011 is included in Part B of the registration statement.




(b) Exhibits


(1)   Resolution Establishing Separate Account....................................  2
(2)   Form of Custody Agreements..................................................  Not Applicable
(3)   (a)  Form of Distribution Contract..........................................  2
      (b)  Selling Agreement......................................................  Filed Herewith
(4)   Variable Annuity Contract...................................................  Filed Herewith
      (a)  Nursing Home Waiver Endorsement........................................  7
      (b)  Form of Optional Guaranteed Living Benefit Endorsement.................  11
      (c)  Form of Optional Guaranteed Living Benefit Endorsement.................  11
      (d)  Form of Return of Purchase Payment Death Benefit Endorsement...........  11
      (e)  Form of Maximum Anniversary Value Optional Death Benefit Endorsement...  11
      (f)  Form of Optional Death Benefit Endorsement.............................  11
      (g)  Form of Optional Guaranteed Living Benefit Endorsement.................  12
      (h)  Return of Purchase Payment Death Benefit Endorsement...................  13
      (i)  Form of Extended Legacy Program Guide..................................  15
      (j)  Form of Maximum Anniversary Value Optional Death Benefit Endorsement...  15
(5)   Application for Contract
      (a)  Participant Enrollment Form............................................  4
      (b)  Annuity Application....................................................  4
      (c)  Form of Annuity Application............................................  16
      (d)  Merger Endorsement.....................................................  Filed Herewith
(6)   Corporate Documents of Depositor
      (a)  Amended and Restated Articles of Incorporation of American General Life
           Insurance Company, effective December 31, 1991.........................  1

      (b)  Amendment to the Amended and Restated Articles of Incorporation of
           American General Life Insurance Company, effective July 13, 1995.......  3
      (c)  Bylaws of American General Life Insurance Company, restated as of June
           8, 2005................................................................  8
(7)   Reinsurance Contract........................................................  Not Applicable
(8)   Material Contracts
      (a)  Anchor Series Trust Fund Participation Agreement.......................  18
      (b)  SunAmerica Series Trust Fund Participation Agreement...................  18
      (c)  Lord Abbett Fund Participation Agreement...............................  6
      (d)  Van Kampen Fund Participation Agreement................................  5
      (e)  American Funds Insurance Series and SunAmerica Series Trust Master-
           Feeder Fund Participation Agreement....................................  9
      (f)  Franklin Templeton Variable Insurance Products Trust Fund Participation
           Agreement..............................................................  10
      (g)  AIM Variable Insurance Funds (Invesco Variable Insurance Funds) Fund
           Participation Agreement................................................  14
      (h)  Seasons Series Trust Fund Participation Agreement......................  18
      (i)  Form of Consents to Assignment of Fund Participation and other
           Agreements.............................................................  Filed Herewith
(9)   Opinion of Counsel and Consent of Depositor.................................  Filed Herewith
(10)  Consents....................................................................  Filed Herewith
(11)  Financial Statements Omitted from Item 23...................................  Not Applicable
(12)  Initial Capitalization Agreement............................................  Not Applicable
(13)  Other
      (a)  Power of Attorney -- American General Life Insurance Company
           Directors..............................................................  Not Applicable
      (b)  Notice of Termination of Support Agreement.............................  15
      (c)  Unconditional Capital Maintenance Agreement between American
           International Group, Inc. and American General Life Insurance
           Company ...............................................................  17
      (d)  Specimen form of Agreement and Plan of Merger..........................  Filed Herewith



--------


  1   Incorporated by reference to Initial Form Registration Statement, File No. 033-43390
      of American General Life Insurance Company Separate Account D, filed on October 16,
      1991.
  2   Incorporated by reference to Initial Registration Statement, File Nos. 333-25473 and
      811-03859, filed on April 18, 1997, Accession No. 0000950148-97-000989.
  3   Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration
      Statement, File No. 333-53909, of American General Life Insurance Company Separate
      Account VL-R, filed on August 19, 1998, Accession No. 0000899243-98-001661.
  4   Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File
      Nos. 333-65118 and 811-03859, filed on September 28, 2001, Accession No. 0000950148-
      01-501929.
  5   Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File
      Nos. 333-66114 and 811-03859, filed on October 25, 2001, Accession No. 0000950148-01-
      502065.
  6   Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File
      Nos. 333-91860 and 811-03859, filed on October 28, 2002, Accession No. 0000898430-02-
      003844.
  7   Incorporated by reference to Post-Effective Amendment No. 26 and Amendment No. 27,
      File Nos. 333-08859 and 811-07727, filed on July 20, 2004, Accession No. 0000950129-
      04-005000.
  8   Incorporated by reference to Post-Effective Amendment No. 11 and Amendment No. 46,
      File Nos. 333-43264 and 811-08561, of American General Life Insurance Company
      Separate Account VL-R, filed on August 12, 2005, Accession No. 0001193125-05-165474.
  9   Incorporated by reference to Post-Effective Amendment No. 2 and Amendment No. 3, File
      Nos. 333-137892 and 811-03859, filed on April  26, 2007, Accession No. 0000950148-07-
      000101.
 10   Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No. 6, File
      Nos. 333-137892 and 811-03859, filed on April 28, 2008, Accession No. 0000950148-08-
      000093.
 11   Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File
      Nos. 333-157199 and 811-03859, filed on April 27, 2009, Accession No. 0000950148-09-
      000059.
 12   Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No. 4, File
      Nos. 333-157199 and 811-03859, filed on December 21, 2009, Accession No. 0000950123-
      09-072050.
 13   Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No. 5, File
      Nos. 333-157199 and 811-03859, filed on April 28, 2010, Accession No. 0000950123-10-
      039586.

 14   Incorporated by reference to Post-Effective Amendment No. 7 and Amendment No. 8, File
      Nos. 333-157199 and 811-03859, filed on August 25, 2010, Accession No. 0000950123-10-
      080861.
 15   Incorporated by reference to Post-Effective Amendment No. 17 and Amendment No. 18,
      File Nos. 333-137867 and 811-03859, filed on April 27, 2011, Accession No.
      0000950123-11-040070.
 16   Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File
      Nos. 333-172003 and 811-03859, filed on April 27, 2011, Accession No. 0000950123-11-
      040077.
 17   Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No. 149,
      File Nos. 333-151576 and 811-08561, of American General Life Insurance Company
      Separate Account VL-R, filed on May 2, 2011, Accession No. 0001193125-11-120309.

 18   Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No. 5, File
      Nos. 333-172003 and 811-03859, filed on July 13, 2012, Accession No. 0000950123-12-
      010016.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR




The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.



NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
James A. Mallon                  Director, Acting Chairman, President and Chief
                                 Executive Officer
Curtis W. Olson(1)               President -- Benefit Solutions
Mary Jane B. Fortin              Director, Executive Vice President and Chief
                                 Financial Officer
Jeffrey H. Carlson(9)            Director, Executive Vice President
John B. Deremo                   Executive Vice President
Kyle L. Jennings(10)             Director, Executive Vice President, General
                                 Counsel and Secretary
Steven D. Anderson               Senior Vice President
Erik A. Baden                    Senior Vice President
Wayne A. Barnard                 Senior Vice President and Illustration Actuary
Robert M. Beuerlein(9)           Director, Senior Vice President and Chief and
                                 Appointed Actuary
David Butterfield(1)             Senior Vice President
Don W. Cummings                  Director, Senior Vice President
Terry B. Festervand              Senior Vice President and Treasurer
Brad J. Gabel(4)                 Senior Vice President, Chief Underwriter
John Gatesman                    Senior Vice President
David S. Jorgensen               Senior Vice President
Terry Keiper                     Senior Vice President
Frank A. Kophamel(9)             Senior Vice President
Glen D. Keller(9)                Senior Vice President
Stephen Kennedy(9)               Senior Vice President
Simon J. Leech(9)                Senior Vice President
Edmund D. McClure(9)             Senior Vice President
Richard D. McFarland(9)          Senior Vice President
Laura E. Milazzo(9)              Senior Vice President
Larry Nisenson                   Senior Vice President
John W. Penko(2)                 Senior Vice President
Rodney E. Rishel                 Senior Vice President
Sharon K. Roberson               Senior Vice President
Dale W. Sachtleben(3)            Senior Vice President
Stephen Stone                    Senior Vice President
Carol B. Whaley(1)               Senior Vice President
Chris N. Aiken(9)                Vice President
Chris Ayers(9)                   Vice President
Joan M. Bartel                   Vice President
Robert Beauchamp                 Vice President
Michael B. Boesen                Vice President
Laura J. Borowski(4)             Vice President
David R. Brady(11)               Vice President
Dan Chamberlain(9)               Vice President
Mark E. Childs(9)                Vice President
Robert M. Cicchi(9)              Vice President
Lawrence C. Cox                  Vice President
Julie Cotton Hearne              Vice President and Assistant Secretary
Timothy M. Donovan               Vice President
Jay Drucker                      Vice President
Farideh N. Farrokhi(9)           Vice President and Assistant Secretary

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Royce Fithen(6)                  Vice President
Frederick J. Garland, Jr.        Vice President
Manda Ghaferi                    Vice President
Liza Glass(9)                    Vice President
Leo W. Grace                     Vice President and Assistant Secretary
Richard L. Gravette(9)           Vice President and Assistant Treasurer
Lori S. Guadagno(5)              Vice President
Daniel J. Gutenberger(9)         Vice President and Medical Director
Joel H. Hammer(8)                Vice President
D. Leigh Harrington(9)           Vice President
Tracy Harris                     Vice President
Michael S. Harrison              Vice President
Tim Heslin                       Vice President
Keith C. Honig(7)                Vice President
Stephen D. Howard(2)             Vice President
S. Caitlin Irby(9)               Vice President
Walter P. Irby                   Vice President
Sharla A. Jackson(6)             Vice President
Wesley E. Jarvis(1)              Vice President
Debra H. Kile(9)                 Vice President and Medical Director
Michael J. Krugel(4)             Vice President
Kenneth R. Kiefer                Vice President
Mel McFall(9)                    Vice President
Lochlan O. McNew                 Vice President and Investment Officer (handling
                                 private placement and commercial mortgage loans)
Gwendolyn J. Mallett(9)          Vice President
W. Larry Mask                    Vice President, Real Estate Investment Officer and
                                 Assistant Secretary
Beverly Meyer(4)                 Vice President
Candace A. Michael(9)            Vice President
Michael R. Murphy(4)             Vice President
David Napoli                     Vice President
Deanna D. Osmonson(1)            Vice President
Cathy A. Percival(9)             Vice President and Medical Director
Carin M. Phelan                  Vice President
Glenn H. Plotkin(4)              Vice President
Debbie Runge                     Vice President, Human Resources
Jeanise L. Ryser                 Vice President
Michael Sibley(2)                Vice President
T. Clay Spires                   Vice President and Tax Officer
Gregory R. Thornton(3)           Vice President
Cynthia Wieties                  Vice President
Jeffrey L. Winkelmann(4)         Vice President
Joann K. Brown                   Assistant Vice President
Dori A. Artis                    Administrative Officer
Wayne P. Arzberger               Administrative Officer
Brenda G. Esslinger              Administrative Officer
Beverly Farris                   Administrative Officer
Robin F. Farris                  Administrative Officer
Deborah G. Fewell                Administrative Officer

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Maike M. George                  Administrative Officer
Brandy Harris                    Administrative Officer
Cassandra Hendricks              Administrative Officer
Stephen Johnson                  Administrative Officer
Donna Johnston                   Administrative Officer
Jalen V. Lohman                  Administrative Officer
Beverly Macias                   Administrative Officer
Jody Powers                      Administrative Officer
Donna J. Robertson               Administrative Officer
Phillip W. Schraub               Administrative Officer
Michael A. Sepanski              Administrative Officer
Marie M. Cerligione              Assistant Secretary
Keith Coleman                    Assistant Secretary
Jeffrey P. Conklin               Assistant Secretary
Debra L. Herzog                  Assistant Secretary
Virginia N. Puzon                Assistant Secretary
Mary Carmen Rodriguez            Assistant Secretary
Barbara J. Moore                 Assistant Tax Officer
William P. Hayes(10)             Chief Compliance Officer
Lesli K. Martin                  Anti Money Laundering Officer
Becky L. Strom                   Privacy Officer
Marc Herling                     General Counsel, Benefit Solutions and Assistant
                                 Secretary
Roger E. Hahn                    Investment Officer (Handling Strategic Investment
                                 Allocation and Asset/liability matching)



--------


  (1)  3600 Route 66, Neptune, NJ 07753



  (2)  Walnut Glen Tower, 8141 Walnut Hill Lane, Dallas, TX 75231



  (3)  3051 Hollis Drive, Springfield, IL 62704



  (4)  1200 N. Mayfair Road, Milwaukee, WI 53226



  (5)  599 Lexington Avenue, New York, N 10022



  (6)  205 E. 10th Avenue, Amarillo, TX 79101



  (7)  1 SunAmerica Center, 1999 Avenue of the Stars, Los Angeles, CA 90067



  (8)  32 Old Slip, New York, NY 10005



  (9)  2727-A Allen Parkway, Houston, TX 77019



  (10) 2919 Allen Parkway, Houston, TX 77019



  (11) 200 Liberty Street, New York, NY 10281


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT


The Registrant is a separate account of American General Life Insurance Company ("Depositor"). The Depositor is an indirect, wholly owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0001047469-11-001369, filed on
February 23, 2012. Exhibit 21 is incorporated herein by reference.


ITEM 27.  NUMBER OF CONTRACT OWNERS


As of November 30, 2012, the number of Polaris Platinum III contracts funded by Variable Separate Account was 25,062 of which 16,533 were qualified contracts and 8,529 were non-qualified contracts.

ITEM 28.  INDEMNIFICATION




Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



AMERICAN GENERAL LIFE INSURANCE COMPANY



To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.


ITEM 29.  PRINCIPAL UNDERWRITER

(a) SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:


    American General Life Insurance Company -- Variable Separate Account


    American General Life Insurance Company -- Variable Annuity Account One


    American General Life Insurance Company -- Variable Annuity Account Two


    American General Life Insurance Company -- Variable Annuity Account Four


    American General Life Insurance Company -- Variable Annuity Account Five


    American General Life Insurance Company -- Variable Annuity Account Seven


    American General Life Insurance Company -- Variable Annuity Account Nine

    The United States Life Insurance Company in the City of New York -- FS Variable Separate Account
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account One
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Two
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Five
    Anchor Series Trust

    Seasons Series Trust

    SunAmerica Series Trust
    SunAmerica Equity Funds
    SunAmerica Income Funds

    SunAmerica Series, Inc.

    SunAmerica Money Market Funds, Inc.
    SunAmerica Senior Floating Rate Fund, Inc.

    SunAmerica Specialty Series


(b) Directors, Officers and principal place of business:


OFFICER/DIRECTORS*                               POSITION
------------------                               --------
Peter A. Harbeck            Director
James T. Nichols            Director, President & Chief Executive Officer
Stephen A. Maginn(1)        Director, Chief Distribution Officer
Frank Curran                Vice President, Controller, Financial Operation
                            Principal and Chief Financial Officer, Treasurer
Rebecca Snider              Chief Compliance Officer
John T. Genoy               Vice President
Mallary L. Reznik(2)        Vice President
Christine A. Nixon(2)       Secretary
Virginia N. Puzon(2)        Assistant Secretary

     --------

      * Unless otherwise indicated, the principal business address of SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

     (1) Principal business address is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4901.


     (2) Principal business address is 1999 Avenue of the Stars, Los Angeles, California 90067-6121.


(c) SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS


All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Annuity Service Center located at 21650 Oxnard Street, Suite 750, Woodland Hills, California 91367-4901.


ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS




Undertakings of the Registrant

------------------------------


Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.



REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE CONTRACTS PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940



American General Life Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by American General Life Insurance Company.

                               POWERS OF ATTORNEY



Each person whose signature appears below hereby appoints Mary Jane B. Fortin, Manda Ghaferi, Steven A. Glover and David S. Jorgensen and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.



                                   SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Separate Account, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 28th day of December, 2012.



                                        VARIABLE SEPARATE ACCOUNT
                                        (Registrant)



                                        By: AMERICAN GENERAL LIFE INSURANCE
                                            COMPANY
                                            (On behalf of the Registrant and
                                            itself)



                                        By: /s/ MARY JANE B. FORTIN
                                            ------------------------------------
                                            MARY JANE B. FORTIN
                                            EXECUTIVE VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER



As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.




          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----
/s/ JAMES A. MALLON              Director, Acting Chairman,              December 28, 2012
-----------------------------    President
JAMES A. MALLON                  and Chief Executive Officer


/s/ MARY JANE B. FORTIN          Director, Executive Vice President      December 28, 2012
-----------------------------    and Chief Financial Officer
MARY JANE B. FORTIN


/s/ DON W. CUMMINGS              Director and Senior Vice President      December 28, 2012
-----------------------------
DON W. CUMMINGS


/s/ ROBERT M. BEUERLEIN          Director                                December 28, 2012
-----------------------------
ROBERT M. BEUERLEIN


/s/ JEFFREY H. CARLSON           Director                                December 28, 2012
-----------------------------
JEFFREY H. CARLSON


/s/ KYLE L. JENNINGS             Director                                December 28, 2012
-----------------------------
KYLE L. JENNINGS

                                  EXHIBIT INDEX


EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
  (3)(b)        Selling Agreement
  (4)           Variable Annuity Contract
  (5)(d)        Merger Endorsement
  (8)(i)        Form of Consents to Assignment of Fund Participation and other Agreements
  (9)           Opinion of Counsel and Consent of Depositor
  (10)          Consents
  (13)(d)       Specimen form of Agreement and Plan of Merger